ALLEN & OVERY

02 SEP 10

1221 Avenue of the Americas
New York, NY 10020

Eric Shube

Telephone: (212) 610 6300
Direct Line: (212) 610 6366
Fax (Group 3): (212) 610 6399
Fax (Group 4): (212) 610 6359

www.allenovery.com

Our Ref: NY:56564.6



September 10, 2002

Mr. Michael Coco
Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., N.W.
Washington, DC 20549

**VNU N.V. - Reinstatement of Rule 12g3-2(b) exemption (File No. 82-2876)**



Dear Sir

We write to you on behalf of VNU N.V. to respectfully request that VNU N.V.'s Rule 12g3-2(b) exemption under the Securities Exchange Act of 1934 be reinstated. The exemption was granted to N.V. Verenigde Bezit VNU on June 5, 1990. The company was assigned exemption file number 82-2876. The Company's name was changed to VNU N.V. on July 1, 1998.

VNU N.V.' s principal trading market is the Euronext Amsterdam stock exchange. However, its American Depositary Receipts (ADRs) are traded over the counter in the US. In accordance with the requirements of Rule 12g3-2(b), VNU N.V. has always endeavored to provide to the United States Securities and Exchange Commission (the "Commission") with all the requisite information at the requisite times. When Release 34-45855 - "List of Foreign Issuers That Have Submitted Information Under the Exemption Relating to Certain Foreign Securities" was published on the Commission's website, VNU was surprised to see that it was not included. VNU then compared the information that Disclosure, Inc. indicates had been furnished under its SEC exemption file number to the information that it believes was provided to the Commission, and noted that some documents appear to be missing. Moreover, VNU notes that Disclosure, Inc. only mentions its filings under N.V. Verenigde Bezit VNU, its former company name, and not under VNU N.V., its current company name.

Although VNU believes the following materials relating to the last two full fiscal years (and any interim period) were previously furnished, we are enclosing on behalf of VNU additional copies because they do not appear to be on file based on the Disclosure list:

1- Annual Report for the year ended December 31, 2000;

dlw 9/19

2- Half yearly figures 2000; and
3- Half yearly figures 2001.

In addition, on behalf of VNU we are hereby furnishing to the Commission the following information:

4- Offering Circular dated May 30, 2000, describing the issue of EUR 500,000,000 6.625% Bonds of 2000/2007;
5- Prospectus dated June 6, 2000, relating to the offering of between 5,928,854 and 12,121,212 cumulative preferred class B shares at a price of between EUR 8.25 and EUR 12.65 each;
6- Offering Circular dated May 15, 2001, relating to the offering of EUR 1,150,000,000 aggregate principal amount of 1.75% Convertible Unsubordinated Bonds due 2006;
7- Offering Circular dated October 5, 2001, relating to a EUR 2,000,000,000 Euro Medium Term Note Program; and
8- Half yearly report 2002.

VNU would like to reconfirm that there have been no changes to its disclosure obligations in The Netherlands since the original list of disclosure obligations was submitted pursuant to Rule 12g3-2(b)(1)(ii).

Finally, pursuant to Rule 12g3-2(b)(1)(v), VNU believes that there are approximately 900 beneficial holders of ADRs resident in the United States, accounting for less than 0.5% of the outstanding shares. In addition, some of VNU N.V.'s ordinary shares are owned directly by US residents. These securities held by US residents are believed - based on the information available to VNU N.V. - to constitute approximately 20% of the outstanding securities for that class.

We would very much appreciate your help in connection with this matter. Please do not hesitate to contact us if you have any questions about the foregoing or if you require any additional information about VNU N.V.

Sincerely,

Eric S. Shube

File No. 82-2876

VNU

# jaarverslag 2000

agenda 2000

VNU nv
Algemene Vergadering
van Aandeelhouders
op dinsdag
17 april 2001
om 15.30 uur
in Hotel Okura
te Amsterdam

# Agenda

1 Opening.

2 Verslag van de Raad van Bestuur over het boekjaar 2000.

3 a Goedkeuring van de jaarrekening 2000.

b Décharge van de Raad van Commissarissen en de Raad van Bestuur voor hun taakuitoefening in 2000.

4 Benoeming van een registeraccountant.

5 Verlenging van de bevoegdheid van de Raad van Bestuur tot het verwerven van gewone aandelen, zeven procent (7%) preferente aandelen en preferente aandelen B in de vennootschap tot 17 oktober 2002.

6 a Verlenging tot 17 oktober 2002 van de bevoegdheid van de Raad van Bestuur tot uitgifte van gewone aandelen en zeven procent (7%) preferente aandelen, ieder tot maximaal 25 procent (25%) van het uitstaande kapitaal in de desbetreffende categorie aandelen. In de in dit agendapunt voorgestelde bevoegdheid van de Raad van Bestuur is begrepen de bevoegdheid tot het verlenen van rechten aan derden tot het nemen van voorbedoelde aandelen tot het genoemde maximum.

b Verlenging tot 17 oktober 2002 van de bevoegdheid van de Raad van Bestuur tot uitgifte van preferente aandelen B tot maximaal het aantal preferente aandelen B als begrepen in het maatschappelijk kapitaal bij die uitgifte. In de in dit agendapunt voorgestelde bevoegdheid van de Raad van Bestuur is begrepen de bevoegdheid tot het verlenen van rechten aan derden tot het nemen van voorbedoelde aandelen tot het genoemde maximum.

**c** Verlenging tot 17 oktober 2002 van de bevoegdheid van de Raad van Bestuur tot beperking of uitsluiting van het voorkeursrecht bij uitgifte of verlening van rechten tot het nemen van gewone aandelen op grond van de in sub a beschreven bevoegdheid.

**d** Verlenging tot 17 april 2006 van de bevoegdheid van de Raad van Bestuur tot uitgifte (waaronder begrepen het verlenen van het recht tot het nemen van aandelen) van alle preferente aandelen A, waarin het maatschappelijk kapitaal bij die uitgifte is verdeeld.

**7** Mutaties Raad van Commissarissen.

**a** Mededeling van de herbenoeming van de heer drs. P.J. van Dun.

**b** Kennisgeving van de vacatures die in 2002 zullen ontstaan door het aftreden van mevrouw drs. M.W.M. Vos-van Gortel en de heer dr. A.G. Jacobs.

**8** Mededelingen en rondvraag.

**9** Sluiting.

## Algemene toelichting

**a** Deze agenda, het jaarverslag over 2000, de notulen van de Algemene Vergadering van Aandeelhouders van 18 april 2000 alsmede de gegevens van het te herbenoemen lid van de Raad van Commissarissen liggen voor aandeelhouders ter inzage en zijn voor hen verkrijgbaar bij het hoofdkantoor van de vennootschap Ceylonpoort 5-25, 2037 AA te Haarlem en bij de hieronder genoemde banken.

**b** Houders van aandelen aan toonder die aan de vergadering wensen deel te nemen, dienen uiterlijk op dinsdag 10 april 2001 een schriftelijke verklaring van een aangesloten instelling bij het hoofdkantoor van een van de hierna genoemde bankinstellingen te hebben gedeponeerd. Bedoelde verklaring moet inhouden dat de in die verklaring genoemde hoeveelheid aandelen aan toonder behoort tot haar verzameldepot en dat de in de verklaring genoemde persoon tot de genoemde hoeveelheid aandelen deelgenoot in haar verzameldepot is en tot na de vergadering zal blijven. Houders van met medewerking van de vennootschap uitgegeven certificaten van aandelen alsmede vruchtgebruikers en pandhouders met stemrecht, die aan de vergadering wensen deel te nemen, dienen uiterlijk op dinsdag 10 april 2001 de bewijsstukken van hun recht bij het hoofdkantoor van een van de hierna genoemde bankinstellingen te hebben gedeponeerd.

ABN AMRO Bank nv
MeesPierson nv
beide te Amsterdam

KBC Bank nv
te Brussel, België
Kredietbank sa
Luxembourgeoise
te Luxemburg,
Luxemburg

# VNU jaarverslag 2000

# Inhoud



Raad van Bestuur: vlnr Rob van den Bergh (voorzitter), Gerald Hobbs, Frans Cremers en Theo Bouwman

**VNU is een toonaangevend internationaal media- en informatieconcern met leidende posities in marketing- en media-informatie, businessinformatie en directories. De expansie is gericht op deze activiteitengebieden. VNU biedt producten en diensten zowel in gedrukte als in elektronische vorm aan. Met de overname van ACNielsen Corporation is het concern een wereldwijde aanbieder van marketing- en media-informatie. VNU is actief in meer dan 100 landen verspreid over alle continenten. Ongeveer de helft van de concernomzet wordt behaald in de Verenigde Staten. De aandelen VNU nv zijn genoteerd op Euronext Amsterdam, Euronext Brussel en de effectenbeurs van Luxemburg.**

Bestuursfuncties per 13 maart 2001

**De Raad van Commissarissen**

Drs. P.A.W. Roef (68), voorzitter
Dr. A.G. Jacobs (64), vice-voorzitter
Drs. J.L. Brentjens (60)
Drs. P.J. van Dun (63)
Mr. P.A.F.W. Elverding (52)
F.F.V. Meysman (48)
Drs. M.W.M. Vos-van Gortel (69)

**De Raad van Bestuur**

Mr. R.F. van den Bergh (50), voorzitter
F.G.G. Bouwman (57)
Dr. F.J.G.M. Cremers (49)
G.S. Hobbs (59)

VNU nv



Rob van den Bergh: 'VNU gaat de 21e eeuw in als een ambitieus internationaal media- en informatieconcern'

## Bericht van de Voorzitter

Voor VNU was 2000 niet alleen een goed jaar door een onverminderd gunstige resultatengroei, maar ook belangrijk vanuit strategisch oogpunt. Vooral twee beslissingen trokken grote aandacht: het openbaar bod op de aandelen van ACNielsen Corporation en de voorgenomen verkoop van de groepen Consumenteninformatie en Educatieve Informatie. Belangrijk was ook de overname van Miller Freeman USA.

De realisatie van de strategische heroriëntatie van VNU, die de afgelopen jaren voortdurend aan tempo heeft gewonnen, komt hiermee in een beslissend stadium. Ooit groot geworden als uitgever van vooral Nederlandstalige publiekstijdschriften, gaat VNU de eenentwintigste eeuw in als een ambitieus internationaal media- en informatieconcern, met een krachtige aanwezigheid in vooral de Verenigde Staten.

De voorgenomen verkoop van de groepen Consumenteninformatie en Educatieve Informatie valt ons niet gemakkelijk, net zo min als dit met de verkoop van VNU Dagbladen vorig jaar het geval was. Wij maakten deze keuzes in de vaste overtuiging dat de beste toekomst voor VNU ligt in zakelijke informatiemarkten. Ik maak graag van de gelegenheid gebruik om die visie hier in hoofdlijnen toe te lichten.

Mede door toedoen van de opmars van internet, beleeft de informatie-industrie een onomkeerbaar proces van schaalvergroting en internationalisering. Geografische grenzen verliezen aan betekenis. Het aantal verschillende communicatieplatforms, van print tot elektronisch, waarop informatieleveranciers zich sterk moeten maken om hun klanten optimaal te kunnen bereiken, neemt almaar toe. Als media- en informatieconcern is VNU bij uitstek in staat om op basis van kennis van de markt en de klanten met succes te profiteren van de synergie tussen haar off line en on line activiteiten. De komst van vaste en mobiele breedbandverbindingen, voor zowel zakelijke als particuliere gebruikers, geeft hieraan een nieuwe, extra impuls.

Bedrijven, die deze uitdaging aan willen gaan, dienen zich grote investeringen te getroosten in nieuwe producten en in nieuwe combinaties van platforms en technologieën. VNU kiest daarbij voor een beleid dat gebaseerd is op haar eigen sterke posities. Dat betekent enerzijds het stellen van weloverwogen prioriteiten binnen de breedte van onze activiteitenportfolio, maar anderzijds ook maximale verdieping van onze aanwezigheid binnen geselecteerde marktsegmenten.

Vooral zakelijke informatiemarkten bieden goede kansen voor internationaal leidende posities binnen specifieke deelmarkten. VNU zal daarbij vol vertrouwen voortbouwen op haar inmiddels sterke posities in de drie hoofdgroepen Marketing- en Media-informatie, Businessinformatie en Directories. Wij voelen ons daarbij gesterkt door het besef dat juist in business-to-business trajecten grote kansen liggen voor informatie-exploitatie via nieuwe platforms met weinig conjunctuurgevoelige, 'must-have informatie'-activiteiten, waarvan ook al voor de opkomst van internet is gebleken dat die zich bij uitstek lenen voor elektronische distributie.

Strategische verdieping van onze informatie-activiteiten is daarom de grote uitdaging voor de komende jaren. Dat betekent twee dingen, namelijk maximale aanwezigheid op alle typen communicatieplatforms, zowel nieuwe als bestaande, waar wij de afnemers van onze informatie kunnen bedienen. Maar ook een verder naar boven toe opschuiven binnen de waardeketen van de informatie-industrie. Want VNU beperkt zich niet tot het verkopen van data en zal door een combinatie van exclusieve, 'proprietary' informatie en bijzondere kennis van de bijbehorende markten, verder uitgroeien tot een onmisbare leverancier van zakelijke adviezen en 'solutions'.

De acquisities van Nielsen Media Research in 1999 en van ACNielsen Corporation begin 2001 betekenen een sterke uitbreiding van VNU's activiteiten op het gebied van marketing- en media-informatie. Maar ook in onze twee andere hoofdgroepen blijft de aandacht gericht op verdere versterking van onze posities met directories en vaktijdschriften, vakbeurzen en elektronische media. Onze taakstelling richt zich bovendien op het creëren van aandeelhouderswaarde door autonome ontwikkeling in winstgevende markten, partnerships en acquisities. Essentieel uitgangspunt voor onze investeringen is steeds een ruime financiële armslag.

Ook in 2000 kon VNU haar successen alleen realiseren dankzij de grote inzet van haar medewerkers, die ik hierbij van harte dankzeg. Twee groepen VNU'ers wil ik speciaal bedanken, namelijk de medewerkers van Consumenteninformatie en Educatieve Informatie. Gedurende tientallen jaren vormden zij met hun publieksbladen en educatieve uitgaven belangrijke pijlers van VNU.

2001 wordt opnieuw een jaar van ingrijpende veranderingen en ontwikkelingen, dat VNU met vertrouwen tegemoet ziet.

Rob van den Bergh
Voorzitter Raad van Bestuur

# Belangrijke gebeurtenissen in 2000

| | |
|---|---|
| **februari** | Uitgifte van 4,5 miljoen gewone aandelen tegen EUR 58,50 per aandeel |
| **maart** | Effectuering van de verkoop van VNU Dagbladen aan Wegener<br>Overname van de Britse puzzeluitgeverij Keesing UK<br>Overname van de Hongaarse publiekstijdschriftenuitgeverij EKH |
| **april** | Overname van Startpagina, exploitant van de gelijknamige internetsite in Nederland |
| **mei** | Uitgifte van EUR 500 miljoen 6,625% zevenjarige eurolening<br>Uitbreiding belang in de Indiase onderneming ORG-MARG tot 85,25%<br>Samenwerking met Randstad Holding in de joint venture newmonday.com (50-50) voor de exploitatie van een Europees carrière-portal |
| **juni** | Uitgifte van 7,2 miljoen 6,22% cumulatief preferente aandelen B tegen EUR 12,50 per aandeel<br>Verkoop van Competitive Media Reporting, onderdeel van VNU Marketing Information, aan Taylor Nelson Sofres in de Verenigde Staten |
| **juli** | Overname van de uitgeefactiviteiten van Ziff Davis Media in Groot-Brittannië, Frankrijk en Duitsland |
| **augustus** | Verkoop van de belangen in Scoot Nederland en Scoot België |
| **september** | Overname van Miller Freeman USA, organisator van vakbeurzen, uitgever van vaktijdschriften<br>Uitgifte van 10,3 miljoen gewone aandelen tegen EUR 59,25 per aandeel<br>Overname van een 58,7% belang in ilse media groep met het oog op bundeling van internetactiviteiten met VNU Tijdschriften |
| **december** | Oprichting van Solucient, de gezamenlijke onderneming van HCIA-Sachs en HBS International in de Verenigde Staten<br>Openbaar bod op ACNielsen Corporation in de Verenigde Staten |

BEDRAGEN X EUR 1.000

| | 2000 | 1999 | mutatie % |
|---|---|---|---|
| Netto-omzet | **3.384.560** | 2.809.151 | 20,5 |
| Bedrijfsresultaat geconsolideerde deelnemingen | **700.850** | 569.979 | 23,0 |
| Totaal bedrijfsresultaat voor goodwill amortisatie | **729.436** | 604.490 | 20,7 |
| Bedrijfsresultaat na goodwill amortisatie | **543.874** | 531.013 | 2,4 |
| Kasstroom uit operationele activiteiten | **528.441** | 344.625 | 53,3 |
| Nettowinst voor goodwill amortisatie en buitengewoon resultaat | **407.418** | 320.190 | 27,2 |
| Nettowinst voor buitengewoon resultaat | **221.856** | 246.713 | (10,1) |
| Nettowinst | **799.039** | 244.928 | 226,2 |
| Dividend | **124.413** | 102.290 | 21,6 |
| Netto-investeringen in materiële vaste activa | **162.953** | 72.302 | |
| Verwerving deelnemingen | **951.573** | 3.081.168 | |
| Desinvestering deelnemingen | **(1.003.490)** | (33.580) | |
| Werkkapitaal exclusief liquide middelen | **(733.331)** | (2.000.642) | |
| Materiële en immateriële vaste activa | **6.885.734** | 5.793.732 | |
| Eigen vermogen | **3.747.014** | 1.834.326 | |
| Garantievermogen | **4.713.518** | 2.783.587 | |
| Aantal geplaatste gewone aandelen | **235.588.332** | 219.664.888 | 7,2 |
| Gemiddeld aantal geplaatste gewone aandelen | **227.420.847** | 193.777.067 | 17,4 |
| Rentedekkingsratio | **4,1** | 4,6 | |
| Werknemers ultimo jaar | **21.613** | 22.376 | (3,4) |
| Idem in fulltime eenheden | **19.108** | 19.039 | 0,4 |

*Het personeel van proportioneel geconsolideerde 50% deelnemingen is voor de helft in de personeelsaantallen begrepen.*

## Cijfers per gewoon aandeel

BEDRAGEN X EUR 1

| | 2000 | 1999 | mutatie % |
|---|---|---|---|
| Nettowinst voor goodwill amortisatie en buitengewoon resultaat | **1,78** | 1,65 | 7,9 |
| Nettowinst voor buitengewoon resultaat | **0,96** | 1,27 | (24,4) |
| Idem fully-diluted | **0,96** | 1,27 | (24,4) |
| Eigen vermogen | **15,90** | 8,35 | 90,4 |
| Kasstroom uit operationele activiteiten | **2,32** | 1,78 | 30,3 |
| Dividend | **0,52** | 0,48 | 8,3 |
| Dividend : nettowinst voor goodwill amortisatie en buitengewoon resultaat (in %) | **29,2** | 29,1 | |
| Hoogste koers | **78,30** | 52,31 | |
| Laagste koers | **45,28** | 30,37 | |
| Ultimo koers | **52,35** | 52,18 | |

## Geografische omzetverdeling

IN %


9
6
28
11
46

- Nederland
- Verenigde Staten
- België
- Groot-Brittannië
- overige landen

## Pro forma geografische omzetverdeling

IN % *

* exclusief Consumenteninformatie en Educatieve Informatie

* inclusief ACNielsen en Miller Freeman USA


12
27
54
7

- Verenigde Staten/Canada
- Nederland
- overige Europese landen
- overige wereldwijd

## Omzet per activiteit

IN %


2
25
33
13
27

- Marketinginformatie
- Businessinformatie
- Directories
- Consumenteninformatie
- Educatieve Informatie

## Pro forma omzet per activiteit

IN % *

* exclusief Consumenteninformatie en Educatieve Informatie

* inclusief ACNielsen en Miller Freeman USA


10
25
65

- Marketinginformatie
- Businessinformatie
- Directories

## Gang van zaken

De cash earnings – nettowinst voor goodwill amortisatie en voor buitengewoon resultaat – nam in 2000 toe met 27% van EUR 320 miljoen tot EUR 407 miljoen. Als gevolg van een toename van het gemiddeld aantal geplaatste gewone aandelen met 17% steeg de cash earnings per share – nettowinst per aandeel voor goodwill amortisatie en voor buitengewoon resultaat – met 8% van EUR 1,65 tot EUR 1,78. Dit is hoger dan de eerder uitgesproken verwachtingen. De nettowinst steeg sterk tot EUR 799 miljoen met name als gevolg van een buitengewone bate door de verkoop van VNU Dagbladen aan Wegener, die op 14 maart 2000 is geëffectueerd.

VNU keert jaarlijks ongeveer 30% van de nettowinst per aandeel voor goodwill amortisatie en voor buitengewoon resultaat uit. Aan de op 17 april te houden Algemene Vergadering van Aandeelhouders zal worden voorgesteld het dividend van de gewone aandelen te verhogen van EUR 0,48 tot EUR 0,52. Hiervan is in september EUR 0,12 per gewoon aandeel als interim-dividend uitgekeerd. Het slotdividend van EUR 0,40 kan desgewenst worden opgenomen in aandelen uit de agioreserve. Daartoe zal het aantal aandelen dat recht geeft op één nieuw gewoon aandeel worden vastgesteld op basis van de gemiddelde slotkoersen van de laatste drie dagen van de periode waarin de keuze voor uitkering in contanten dan wel in aandelen kan worden bepaald. De waarde van het slotdividend in aandelen zal zo dicht mogelijk liggen bij de waarde van het contante dividend.

Het totaal bedrijfsresultaat inclusief het aandeel in het resultaat van niet-geconsolideerde deelnemingen steeg met 21% van EUR 604 miljoen tot EUR 729 miljoen. Exclusief het valuta-effect bedroeg deze procentuele stijging 18.

De operationele kosten voor het ontwikkelen van internetactiviteiten, inclusief NetRatings, stegen met EUR 82 miljoen tot EUR 110 miljoen. Daar stond een omzet tegenover van EUR 47 miljoen, een stijging met EUR 31 miljoen ten opzichte van 1999. Het bedrijfsresultaat was in 2000 derhalve EUR 63 miljoen lager door deze internetactiviteiten. De aanloopverliezen exclusief die voor internet bedroegen EUR 50 miljoen. De stijging met 48% ten opzichte van 1999 wordt vooral verklaard door projecten bij Nielsen Media Research.

De netto-omzet groeide met 20% van EUR 2.809 miljoen tot EUR 3.385 miljoen. De autonome groei van de netto-omzet bedroeg 14%. Hierin was een valuta-effect van 4% begrepen. Het bedrijfsresultaat uitgedrukt in een percentage van de omzet nam toe van 20,3% tot 20,7%.

In de cijfers over 2000 zijn Nielsen Media Research en NetRatings geconsolideerd. In 1999 werd alleen Nielsen Media Resarch enige maanden geconsolideerd. Daarentegen is VNU Dagbladen in 2000 niet meer geconsolideerd, terwijl dat in 1999 nog wel het geval was.

De onderscheiden groepen hebben in 2000 en 1999 de volgende netto-omzetten en bedrijfsresultaten behaald. Het bedrijfsresultaat is inclusief niet-geconsolideerde deelnemingen:

**Bruto marge**
IN %

**Hoogste en laagste koers**
X EUR

**Omzet en resultaat**
X EUR 1 MILJOEN

**Per gewoon aandeel**
VAN EUR 0,20


12,9
13,9
19,5
20,3
20,7
1996 1997 1998 1999 2000
16,38
26,18
39,93
52,31
78,30
10,30
15,84
22,78
30,37
45,28
1996 1997 1998 1999 2000
1529
1779
2427
2809
3385
209
143
260
181
272
233
491
320
247
604
407
222
729
1996 1997 1998 1999 2000
0,76
0,25
0,95
0,32
1,43
1,23
0,43
1,65
1,27
0,48
1,78
0,96
0,52
1996 1997 1998 1999 2000

- hoog
- laag

- netto-omzet
- totaal bedrijfsresultaat
- nettowinst voor goodwill amortisatie en buitengewoon resultaat
- nettowinst voor buiten-gewoon resultaat

- nettowinst voor goodwill amortisatie en buitengewoon resultaat
- nettowinst voor buiten-gewoon resultaat
- dividend

BEDRAGEN X EUR 1 MILJOEN

| | 2000 netto-omzet | 2000 totaal bedrijfsresultaat | 1999 netto-omzet | 1999 totaal bedrijfsresultaat |
|---|---|---|---|---|
| Marketinginformatie | **1.107** | **211** | 554 | 88 |
| Businessinformatie | **911** | **165** | 645 | 122 |
| Directories | **433** | **236** | 414 | 224 |
| Consumenteninformatie | **823** | **137** | 732 | 122 |
| Educatieve Informatie | **76** | **17** | 69 | 15 |
| Dagbladen | **—** | **—** | 382 | 69 |
| Overige | **35** | **(37)** | 13 | (36) |
| Totaal | **3.385** | **729** | 2.809 | 604 |

Ten opzichte van 1999 is de segmentatie aangepast en wordt binnen de sector professionele informatie onderscheid gemaakt tussen de groepen Marketinginformatie en Businessinformatie. De vroegere geografische indeling is komen te vervallen.
Met ingang van 2000 worden alleen nog eenmalige baten en lasten van aanzienlijke omvang, zoals de boekwinst op de verkoop van VNU dagbladen, als buitengewoon resultaat aangemerkt. In het bedrijfsresultaat van 2000 zijn als gevolg hiervan enkele incidentele baten en lasten en andere effecten van beperkte omvang verwerkt, waardoor dit resultaat per saldo met EUR 12 miljoen positief is beïnvloed. Zonder deze extra stijging zou de cash earnings per share per saldo met 6% zijn toegenomen in plaats van met 8%.

Binnen de groep Marketinginformatie is de boekwinst tengevolge van de verkoop van CMR van EUR 66 miljoen enigszins hoger dan het eenmalige negatieve effect als gevolg van een wijziging in de omzetrealisatie van de Amerikaanse dochterondernemingen Spectra Marketing Systems, Trade Dimensions en Claritas. Voorheen werden omzet en resultaat voornamelijk in het vierde kwartaal gerealiseerd. Tengevolge van de geleidelijke verschuiving van levering van elektronische diensten van eens per jaar naar maandelijks wordt de omzet nu gespreid over het jaar verantwoord.

De omzetrealisatie is daarmee in lijn gebracht met recente ontwikkelingen in de internationale regelgeving, die reeds door Nielsen Media Research wordt toegepast.

## Financiën

VNU heeft in 2000 EUR 952 miljoen aan acquisities besteed, waarvan beurzenorganisator en vakbladenuitgever Miller Freeman USA met USD 650 miljoen de grootste was. De overige grotere acquisities vonden in Europa plaats. In Hongarije is EKH (Consumenteninformatie) overgenomen. Verder zijn de Europese computertijdschriften van Ziff Davis Media geacquireerd.

Aan het einde van 2000 bracht VNU een openbaar bod uit op ACNielsen Corporation van USD 36,75 per aandeel in contanten. Dit bod komt overeen met een bedrag van ongeveer USD 2,3 miljard (EUR 2,6 miljard). Voor de financiering van deze acquisitie is met Merrill Lynch voor maximaal een jaar een overbruggingsfinanciering voor ten hoogste USD 3,0 miljard afgesloten. Deze lening zal worden afgelost uit de opbrengst van de verkoop van de groepen Consumenteninformatie en Educatieve Informatie. Voorts overweegt VNU een aandelenemissie van circa EUR 500 miljoen. De koop van ACNielsen Corporation wordt vanaf 16 februari in de cijfers over 2001 verwerkt. Voor de goodwill van ACNielsen Corporation van circa EUR 1,8 miljard zal een amortisatieperiode van 30 jaar worden gehanteerd. In verband met acquisities is in 2000 voor EUR 619 miljoen aan goodwill geactiveerd.

De pro-forma gecombineerde resultatenrekening van VNU, exclusief Consumenteninformatie en Educatieve Informatie, en inclusief ACNielsen Corporation en een volledig jaar voor Miller Freeman USA, ziet er over 2000 als volgt uit:

**Groepswinst- en -verliesrekening over 2000**
BEDRAGEN X EUR 1 MILJOEN

| | VNU | Pro forma gecombineerd* |
|---|---|---|
| Netto-omzet | 3.385 | 4.356 |
| Afschrijvingen materiële vaste activa | 86 | 161 |
| Overige bedrijfslasten | 2.598 | 3.456 |
| Bedrijfsresultaat | 701 | 739 |
| Aandeel in bedrijfsresultaat niet-geconsolideerde deelnemingen | 28 | 24 |
| Totaal bedrijfsresultaat voor goodwill amortisatie | 729 | 763 |
| Goodwill amortisatie | (185) | (228) |
| Bedrijfsresultaat na goodwill amortisatie | 544 | 535 |
| Uitkomst van financiële baten en lasten | (141) | (140) |
| Resultaat uit gewone bedrijfsuitoefening voor belastingen | 403 | 395 |
| Belastingen | (162) | (152) |
| Resultaat uit gewone bedrijfsuitoefening na belastingen | 241 | 243 |
| Minderheidsbelang derden | (19) | (21) |
| Resultaat uit gewone bedrijfsuitoefening na belastingen en na minderheidsbelang derden | 222 | 222 |
| Cash earnings – nettowinst voor goodwill amortisatie en buitengewoon resultaat | 407 | 450 |
| Nettowinst per gewoon aandeel voor goodwill amortisatie en buitengewoon resultaat (X EUR 1) | 1,78 | 1,78 |
| Rentedekkingsratio | 4,1 | 4,3 |

* Per 1-1-2000 is alle interim-financiering vervallen; per dezelfde datum zijn de definitieve financieringen (aandelenemissies en eurolening) van toepassing.
* Met betrekking tot de verkoop van Consumenteninformatie en Educatieve Informatie zijn zekere vooronderstellingen gemaakt, alsmede met betrekking tot de volledige terugbetaling van de interim-financiering.
* Teneinde de cijfers van Miller Freeman USA en ACNielsen Corporation naar euros te vertalen, is een wisselkoers van USD 1,00 = EUR 1,09 gehanteerd.
* Op de pro forma cijfers is geen accountantscontrole toegepast.

De kasstroom uit bedrijfsoperaties van geconsolideerde deelnemingen nam met EUR 180 miljoen toe tot EUR 710 miljoen. De kasstroom uit operationele activiteiten (na rente en belastingen) steeg met 53% tot EUR 528 miljoen. De belastingdruk bedroeg 40%. Gecorrigeerd voor de fiscaal niet aftrekbare goodwill amortisatie bedroeg de belastingdruk 31%.
VNU beschikt over compensabele verliezen en fiscaal afschrijfbare immateriële activa van ruim EUR 1.300 miljoen. Dit potentieel wordt in de financiële verslaggeving niet gewaardeerd.

Gedurende het jaar hebben drie aandelenemissies plaatsgevonden. In februari zijn 4,5 miljoen gewone aandelen geëmitteerd tegen een koers van EUR 58,50. Voor de financiering van Miller Freeman USA zijn in september 10,3 miljoen gewone aandelen geplaatst tegen EUR 59,25. Tevens is in juni voor EUR 90 miljoen aan cumulatief preferente aandelen B uitgegeven en is in mei een eurolening geplaatst ten bedrage van EUR 500 miljoen.
Op 26 februari 2001 heeft VNU bekendgemaakt dat de 2,75% achtergestelde converteerbare obligatielening 1998-2005 op 17 april 2001 zal worden afgelost.

Als gevolg van boekwinsten door de verkoop van bedrijven en door het aantrekken van nieuw eigen vermogen bedraagt het garantievermogen EUR 4.714 miljoen. De totale rentedragende schuld bedraagt per eind 2000 EUR 3.109 miljoen, waarvan EUR 832 miljoen achtergesteld.

De rentedekkingsratio, die van belang is voor de beoordeling van het weerstandsvermogen en de solvabiliteit, bedroeg 4,1 in 2000, hetgeen binnen de door VNU als wenselijk aangegeven range van 4 tot 6 valt. De ratio van het eigen vermogen ten opzichte van het balanstotaal, inclusief vlottende passiva, steeg door de boekwinsten en de aandelenemissies van 24% tot 42%. Inclusief het achtergesteld vreemd vermogen bedroeg deze ratio 52%.
VNU's kredietwaardigheid wordt beoordeeld door zowel Standard & Poor's als Moody's met als respectieve ratings BBB+ en A3.

## Overname van ACNielsen Corporation

VNU is op 16 februari 2001 eigenaar geworden van ACNielsen Corporation. Met deze acquisitie is een verreikende stap gezet om een mondiale rol te vervullen als aanbieder van marketing- en media-informatie. VNU is hiermee actief in meer dan 100 landen. De acquisitie past in de VNU-strategie verder te expanderen door middel van acquisities van bedrijven die sterke merken bezitten en recessie-bestendig zijn, omdat zij informatie leveren die onmisbaar is.

De activiteiten van ACNielsen Corporation sluiten goed aan op de marketing- en media-informatie-activiteiten van VNU. Beide ondernemingen verschaffen informatie over consumptiegoederen, leveren kijkcijfers, analyseren advertentiebestedingen, meten internetgebruik en bieden informatie voor de film- en entertainmentbranche. Door het samen-voegen van de sterke merknamen en het combineren van de verkoopinformatie van de detailhandel met die van de VNU marketinginformatiediensten ontstaan voor de combinatie nieuwe mogelijkheden een compleet scala van marketingondersteunende diensten aan te bieden. Hierdoor kan de dienst-verlening aan adverteerders bij de inzet van middelen voor hun marketing- en media-inspanningen verder verbeterd worden. De combinatie kan bovendien wereldwijd inzicht geven in advertentiebestedingen. ACNielsen Corporation is in vele landen buiten de Verenigde Staten een vooraanstaande aanbieder van kijkcijferinformatie, terwijl Nielsen Media Research met dezelfde activiteit het marktleiderschap heeft in de Verenigde Staten en Canada. ACNielsen eRatings.com, waarin ACNielsen Corporation voor 80% participeert, heeft met metingen van internetgebruik een vooraanstaande positie buiten Noord-Amerika. Hiermee vormt deze onderneming een goede aanvulling op NetRatings, waarin VNU een meerderheidsbelang heeft. Voorts is ACNielsen Corporation marktleider in informatie over bezoekersaantallen voor de filmindustrie.

De combinatie van Entertainment Data Information van ACNielsen Corporation en National Research Group van VNU creëert een vooraanstaande positie op het gebied van entertainmentdata en -informatie.

## Verkoop groepen Consumenteninformatie en Educatieve Informatie

Eind december kondigde VNU aan een onderzoek in te stellen naar de mogelijke verkoop van de groepen Consumenteninformatie en Educatieve Informatie. Dit proces is in volle gang.

## Risicoprofiel

Sinds jaren voert VNU een beleid waardoor haar inkomstenstromen beter voorspelbaar en de resultaten relatief minder conjunctuurgevoelig worden. Dit komt primair tot uiting in het gevoerde portfolio- en acquisitiebeleid. De effecten van fluctuaties in resultaten nemen derhalve af. De acquisities van World Directories in 1998 en van Nielsen Media Research in 1999 leidden tot grote inkomstenbronnen die slechts beperkt conjunctuurgevoelig zijn. Personeelsadvertenties maakten in 2000 ongeveer 3% van de totale omzet uit. Hiervan heeft 48% betrekking op advertenties in de IT-sfeer. In 2001 zal het belang van de meer conjunctuurgevoelige advertentie-inkomsten als percentage van de omzet verder afnemen. Dit is met name het gevolg van de acquisities van ACNielsen Corporation en Miller Freeman USA.

Naast belangrijke nieuwe mogelijkheden die het internet biedt voor VNU zijn er in toenemende mate risico's verbonden aan de (soms hoge) investeringen op dit terrein. Dit omdat veranderingen zich hier steeds sneller voltrekken en winstgevende omzet op internet in deze fase niet gemakkelijk te realiseren is. Hoge aanloopkosten voor internet hebben bovendien een initieel drukkend effect op de winstontwikkeling.

Verder bestaat het risico van koersfluctuaties voor die inkomsten, die buiten het eurogebied worden gerealiseerd. Hier is vooral de Amerikaanse dollar van belang. Van de omzet komt in 2001 naar verwachting op pro forma basis circa 55% uit de Verenigde Staten en Canada. Het vertaalrisico van genoemde valutaposities voor de winst- en verliesrekening wordt niet afgedekt. Het kort vreemd vermogen voor de financiering van de acquisitie van ACNielsen Corporation is in Amerikaanse dollars aangetrokken.

In 2000 bleven de papierprijzen redelijk stabiel. Voor 2001 wordt verwacht dat de papierprijzen zullen stijgen.

Om het risico van rentestijgingen te minimaliseren was eind 2000 de rente op 90% van de langlopende leningen gefixeerd. Het gemiddelde rentepercentage bedroeg in het verslagjaar 5,3. Voor 2001 wordt een percentage van circa 5,8 verwacht.

Van het totaal bedrijfsresultaat is in het eerste halfjaar 43% en in het tweede halfjaar 57% gerealiseerd. Voor wat betreft de nettowinst voor buitengewoon resultaat en voor goodwill amortisatie waren deze percentages 41% respectievelijk 59%.

De invoering van de euro heeft alle aandacht binnen de onderneming, zoals dat in de aanloop naar het jaar 2000 ook het geval was voor het millenniumvraagstuk. De omzet in eurolanden bedroeg in 2000 bijna 45% van de totale omzet van VNU.

## VNU in de samenleving

VNU onderschrijft dat ondernemingen naast een economische ook een maatschappelijke verantwoordelijkheid hebben. Het expliciet benoemen en invullen van deze verantwoordelijkheid vraagt, gegeven de sterk veranderde, multinationale samenstelling van het concern, om een gedegen en zorgvuldige aanpak. Daarom heeft VNU als eerste stap de huidige maatschappelijke rol van haar dochterondernemingen onderzocht. Ook vindt er een gedetailleerde inventarisatie plaats van hetgeen reeds aan uitgangspunten, beleid en programma's op het gebied van maatschappelijk verantwoord ondernemen in het concern aanwezig is. Aan de hand van de resultaten van dit bedrijfsbrede onderzoek zal VNU concernstandpunten formuleren, op basis waarvan de bedrijfsonderdelen binnen de aangegeven kaders een nadere invulling kunnen geven aan hun maatschappelijke positionering.

## Human Resources

De gespannen arbeidsmarktsituatie leidt ertoe, dat VNU haar inspanningen, die zowel gericht zijn op het behouden van goede medewerkers als op het handhaven van de hoge eisen die zij stelt aan te recruteren talent, moet intensiveren. Met ons internationale management development programma en een actief beloningsbeleid, specifiek in de incidentele sfeer, kon een al te groot verloop van kaderpersoneel worden voorkomen.

VNU introduceerde een nieuwe opzet van management development. Maatregelen worden voorbereid om het management potentieel te versterken. Daarnaast bestaat een vernieuwd corporate training programma ter ondersteuning van onze management development inspanningen. Hierdoor zijn wij in staat midden- en topkader voor te bereiden op de steeds zwaardere eisen die aan functies binnen VNU worden gesteld. Ook aan het jonge talent is een programma gepresenteerd, dat hen in staat stelt de snelle ontwikkelingen van het concern te integreren in de eigen functie.

Ondanks grote concurrentie op de arbeidsmarkt voor jonge academici konden wij voldoende talent werven. De aanwezigheid op bedrijvendagen en dergelijke droeg duidelijk bij aan het profileren van VNU als een interessante internationale onderneming voor deze doelgroep.

Naast deze initiatieven is een brede employability aanpak geïntroduceerd. Wij zijn ervan overtuigd, dat medewerkers op langere termijn beter inzetbaar zijn als zij binnen de organisatie rouleren, in andere disciplines werken of hun loopbaan in stappen realiseren. Daarmee wordt voorkomen dat personen te lang dezelfde posities bezetten. Negatieve sociale gevolgen kunnen hierdoor worden vermeden.

De Europese Ondernemingsraad is in de zomer van 2000 geïnstalleerd.

## Personeel

IN FULLTIME EENHEDEN PER ULTIMO

| | 2000 | Pro forma* 2000 | 1999 |
|---|---|---|---|
| Marketinginformatie | **9.473** | **30.473** | 7.972 |
| Businessinformatie | **3.775** | **3.775** | 2.866 |
| Directories | **1.884** | **1.884** | 1.719 |
| Consumenteninformatie | **3.539** | — | 3.104 |
| Educatieve Informatie | **283** | — | 255 |
| Dagbladen | — | — | 2.722 |
| Overige | **154** | **154** | 401 |
| Totaal** | **19.108** | **36.286** | 19.039 |
| waarvan in Nederland | **3.900** | **1.627** | 6.428 |
| waarvan buiten Nederland | **15.208** | **34.659** | 12.611 |
| Loonquote*** | **33,1** | | 31,7 |

* Exclusief Consumenteninformatie en Educatieve Informatie; inclusief ACNielsen Corporation.

** De personeelsaantallen van de 50% deelnemingen zijn hierin voor de helft begrepen.

*** Onder loonquote wordt verstaan de personeelskosten uitgedrukt in een percentage van de netto-omzet.

De integratie van ACNielsen Corporation en het lopende vervreemdingsproces van de groepen Consumenteninformatie en Educatieve Informatie zullen in de komende maanden veel aandacht en tijd van VNU vragen. Op het totale management wordt een zwaar beroep gedaan om deze ingewikkelde processen adequaat te managen. Na verkoop van beide groepen zal het personeelsbestand inclusief ACNielsen Corporation ongeveer 36.000 bedragen.

## Vooruitzichten

Onder het voorbehoud van onvoorziene omstandigheden wordt voor 2001 verwacht, dat de cash earnings per share – nettowinst per aandeel voor goodwill amortisatie en voor buitengewoon resultaat – verder zal stijgen.

## Netto-omzet per productgroep

BEDRAGEN X EUR 1 MILJOEN

| | 2000 | 1999 | mutatie % |
|---|---|---|---|
| Bladen | **535** | 595 | (10) |
| Advertenties | **1.252** | 1.284 | (2) |
| Database Services | **1.016** | 528 | 92 |
| Vakbeurzen | **111** | 48 | 131 |
| Distributie derden | **133** | 134 | (1) |
| Diversen | **338** | 220 | 54 |
| Totaal | **3.385** | 2.809 | 20 |

## Netto-omzet bladen

BEDRAGEN X EUR 1 MILJOEN

| | 2000 | 1999 | mutatie % |
|---|---|---|---|
| Marketinginformatie | **12** | 10 | 20 |
| Businessinformatie | **132** | 90 | 47 |
| Directories | — | — | — |
| Consumenteninformatie | **383** | 356 | 8 |
| Educatieve Informatie | **8** | 8 | — |
| Dagbladen | — | 131 | — |
| Totaal | **535** | 595 | (10) |

## Netto-omzet advertenties

BEDRAGEN X EUR 1 MILJOEN

| | 2000 | 1999 | mutatie % |
| --- | --- | --- | --- |
| Marketinginformatie | **27** | 21 | 29 |
| Businessinformatie | **573** | 433 | 32 |
| Directories | **428** | 406 | 5 |
| Consumenteninformatie | **220** | 181 | 22 |
| Educatieve Informatie | **—** | — | — |
| Dagbladen | — | 231 | — |
| Overige | **4** | 12 | (67) |
| Totaal | **1.252** | 1.284 | (2) |
| waarvan personeelsadvertenties | **107** | 165 | |

## Netto-omzet per activiteit

BEDRAGEN X EUR 1 MILJOEN

| | 2000 | 1999 | mutatie % |
| --- | --- | --- | --- |
| Marketinginformatie | **1.107** | 554 | 100 |
| Businessinformatie | **911** | 645 | 41 |
| Directories | **433** | 414 | 5 |
| Consumenteninformatie | **823** | 732 | 12 |
| Educatieve Informatie | **76** | 69 | 10 |
| Dagbladen | — | 382 | — |
| Overige | **35** | 13 | 169 |
| Totaal | **3.385** | 2.809 | 20 |
| waarvan bij dochterondernemingen buiten Nederland | **2.439** | 1.588 | |

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## Een internationale speler

VNU heeft een zwaar accent gelegd op een brede geografische spreiding van de activiteiten. Vooral de overnames van World Directories, Nielsen Media Research en Miller Freeman USA hebben sterk bijgedragen aan het toenemende mondiale karakter van het concern. VNU had in het jaar 2000 vestigingen in 28 landen, waarbij de activiteiten in de Verenigde Staten ongeveer de helft van de omzet beslaan. VNU is verder aanwezig in Canada, de meeste Europese landen, Latijns Amerika, Azië en Zuid-Afrika.


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Het brede en veelzijdige assortiment producten en diensten van VNU vraagt om specialisten op allerlei vakgebieden. Van mensen met kennis op het gebied van informatie- en communicatie-technologie, marktonderzoekers, marketingdeskundigen, advertentieverkopers tot journalisten, ontwerpers, fotografen, bedrijfskundigen, economen en juristen. Naarmate het concern verder van karakter verandert, groeit de behoefte aan professionele medewerkers die kunnen voldoen aan de eisen van een organisatie die sterk in beweging is.



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Omzet
Marketinginformatie
X EUR 1 MILJOEN
Omzet
Businessinformatie
X EUR 1 MILJOEN
Omzet
Directories
X EUR 1 MILJOEN
Omzet
Consumenteninformatie
X EUR 1 MILJOEN
Omzet
Educatieve Informatie
X EUR 1 MILJOEN
totaal
208
22
186
290
27
263
400
28
372
554
35
519
1107
106
1001
377
47
9
260
61
471
54
12
333
72
531
56
23
377
75
645
76
48
431
90
911
95
111
573
132
niet van toepassing
niet van toepassing
383
15
368
414
7
407
433
5
428
578
132
134
312
607
138
138
331
649
151
153
345
732
195
180
357
823
221
219
383
41
48
57
69
76
1996 1997 1998 1999 2000
1996 1997 1998 1999 2000
1996 1997 1998 1999 2000
1996 1997 1998 1999 2000
1996 1997 1998 1999 2000
media-informatie
overige activiteiten
lezersinkomsten
advertenties
vakbeurzen
overige activiteiten
advertenties
overige activiteiten
lezersinkomsten
advertenties
overige activiteiten
lezers-/gebruikersinkomsten

## Marketinginformatie

De groep Marketinginformatie behaalde zowel in de Verenigde Staten als in Europa een hoger bedrijfsresultaat. Het resultaat is overigens beperkt vergelijkbaar met dat van 1999, omdat Nielsen Media Research en NetRatings voor het eerst een volledig jaar in het resultaat zijn begrepen.

Met de overname eind 1999 van Nielsen Media Research en van het meerderheidsbelang in NetRatings, bij welk bedrijf sprake was van aanloopverliezen, is een aanzienlijke expansie gerealiseerd in de Verenigde Staten. Deze acquisities hebben in combinatie met de overige marketing- en media-informatiediensten geleid tot een forse uitbreiding van de service aan adverteerders, reclamebureaus, marketing- en mediabedrijven, de entertainment-industrie, fabrikanten van 'fast moving consumer goods', financiële instellingen, de gezondheidszorg en bedrijven in de telecommunicatie- en nutssector. Beide ondernemingen voldeden volledig aan de verwachtingen.

Nielsen Media Research biedt al meer dan 50 jaar met geavanceerde methodes verzamelde, kwalitatief en kwantitatief hoogwaardige kijkcijferinformatie aan in de Verenigde Staten en Canada. Het aantal markten, waarin Nielsen Media Research werkzaam is, wordt voortdurend uitgebreid. NetRatings vervult een hoofdrol op het terrein van metingen van internetgebruik. Het marktaandeel van NetRatings als aanbieder van hoog gekwalificeerde gegevens maakt een snelle ontwikkeling door. NetRatings biedt diensten aan in 19 landen. Hiermee wordt ruim 80% van het internetgebruik in de wereld gemeten. In het resultaat zijn aanloopkosten begrepen, die gemoeid zijn met het deelnemen in drie internationale joint ventures: ACNielsen eRatings.com, NetRatings Japan en Médiamétrie eRatings.com.

De samenwerking van VNU Marketing Information met Nielsen Media Research heeft geresulteerd in de ontwikkeling van nieuwe producten bij de dochterondernemingen Spectra Marketing Systems, Claritas en Scarborough Research.

De verkoop van Competitive Media Reporting is, zoals overeengekomen met de Federal Trade Commission, midden 2000 gerealiseerd.

VNU Marketing Information, een leidende leverancier van micromarketing en oplossingen voor consumenten management, nam een aantal initiatieven ter versterking van de strategische positie in verschillende markten. Verder zijn organisatorische maatregelen getroffen om synergievoordelen te behalen. Nieuwe producten zijn ontwikkeld, terwijl met derden overeenkomsten zijn aangegaan om samen te werken.

De omzetontwikkeling van Claritas viel enigszins tegen, hoewel de omzet van nieuwe segmentatiesystemen en specifieke projecten voor klanten sterk groeide. Ondanks zware concurrentie kon het omvangrijke marktaandeel in de sectoren financiële dienstverlening, telecom, detailhandel en restaurantbedrijven gehandhaafd blijven.

Hoewel de omzet van Spectra Marketing Systems zich gunstig ontwikkelde, werd het resultaat gedrukt door aanloopkosten voor nieuwe producten.

Begin 2001 is het belang in Entertainment Marketing Information Services (EMIS) uitgebreid van 60 tot 100%. Deze Amerikaanse dochteronderneming verzamelt 'point-of-sale' gegevens van muziek-, video- en boekwinkels en levert verkoopinformatie aan de entertainment- en uitgeefbranche. Tot EMIS behoren SoundScan, Soundata, VideoScan en BookScan.

In de zorgsector richtten HCIA-Sachs en HBS International de onderneming Solucient op. Zij verschaft informatie over gezondheidszorg en informatie aan ziekenhuizen ter verbetering van hun financiële en medische prestaties.

Met Valassis Communications, marktleider op het gebied van promotionele coupons voor merkartikelenfabrikanten, is een partnership gevormd. Het streven is om via direct mail en internet samen doelgerichte marketingactiviteiten te ontwikkelen.

Door een positieve ontwikkeling van de advertentiemarkt behaalden de business- en interactieve uitgaven van SRDS een gunstig resultaat.

De groep Marketinginformatie in Europa ontwikkelde zich bevredigend. Het resultaat in Groot-Brittannië, Duitsland en Nederland verbeterde, maar daalde in Frankrijk. De aanloopkosten stegen als gevolg van operationele verliezen in nieuwe markten en de introductie van nieuwe aan internet gerelateerde producten. De omzet nam toe.

VNU biedt deze marketinginformatiediensten aan onder de naam *Claritas*. Claritas Europe levert in negen Europese landen lifestyledata en andersoortige informatie over consumentengedrag in combinatie met analysemodellen, geodemografische data en systemen alsmede database marketingdiensten. Bovendien is Claritas Europe actief met het verbeteren en creëren van databases van klanten met het oog op de ontwikkeling van customer relationship marketing. Waar mogelijk wordt samengewerkt met VNU's Amerikaanse dochteronderneming Claritas. Daarnaast brengt Claritas Europe de producten van Spectra Marketing Systems, een Amerikaans zusterbedrijf, op de markt. Deze producten hebben in 2000 een doorbraak gemaakt in Groot-Brittannië.

De daling van het resultaat in Frankrijk was het gevolg van integratiekosten in het eerste halfjaar van het in 1999 overgenomen bedrijf ADDE, dat gespecialiseerd is in geodemografische gegevens en software-applicaties voor marketingdoeleinden.

Het verzamelen van aan internet gerelateerde consumenteninformatie wordt steeds belangrijker. Met het oog hierop is met Naviant Marketing Solutions, een vooraanstaande Amerikaanse leverancier van 'precision marketing' producten, een joint venture op 50-50 basis opgericht onder de naam Naviant Europe. Naviant Europe bouwt een databank op met data van consumenten die op internet zijn aangesloten. Adverteerders kunnen zich via deze databank richten op nauwkeurig vastgestelde groepen van actieve internetgebruikers.

In de Nederlandse onderneming EuroClix is een belang verworven van 22,5%. Door deze participatie heeft Claritas haar positie in Europa als aanbieder van marketinginformatiediensten met e-mail marketingdiensten uitgebreid.

In de Nederlandse onderneming Beute Pereira Van der Kooij heeft Claritas Europe een 33% belang genomen. Dit bedrijf bouwt, beheert en analyseert databases met het oog op de ontwikkeling van customer relationship marketing.

VNU Directview, de gespecialiseerde leverancier in Nederland van producten en diensten voor direct marketinginformatie op de business-to-business markt, behaalde een hogere omzet, maar het resultaat bleef gelijk.

Het belang in ORG-MARG, een leidende onderneming voor marktonderzoek in India, is verder uitgebreid tot inmiddels 96%. ORG-MARG is marktleider op het gebied van detailhandelsverkopen en kijkcijfers. Het bedrijf heeft bovendien een meerderheidsbelang van 60% in ORG-MARG (Nepal) Research en van 51% in zowel ORG-MARG (Bangladesh) Research als ORG-MARG (Sri Lanka) Research.

**Marketinginformatie Noord-Amerika**





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**Marketinginformatie Europa**



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**Marketinginformatie Azië**



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| | | |
|---|---|---|
| **1** Verenigde Staten | **7** Polen | **13** Italië |
| **2** Canada | **8** Frankrijk | **14** India |
| **3** Nederland | **9** Zwitserland | **15** Nepal |
| **4** Groot-Brittannië | **10** Oostenrijk | **16** Bangladesh |
| **5** Duitsland | **11** Portugal | **17** Sri Lanka |
| **6** Zweden | **12** Spanje | |

# Businessinformatie

De Businessinformatie activiteiten in de Verenigde Staten hebben zich gunstig ontwikkeld. De groei was vooral te danken aan de stijging van media- en dotcomadvertenties in de vakpublicaties van *Adweek*. VNU Business Media, waartoe Bill Communications, BPI Communications, VNU eMedia en VNU Expositions behoren, geeft vaktijdschriften en jaarboeken uit, verleent on line diensten en organiseert vakbeurzen, tentoonstellingen en conferenties. De producten en diensten van Bill Communications en BPI Communications zijn gericht op de entertainment-, de media-, de marketing-, de detailhandels-, de levensmiddelen- en de drankensector. De groep is in september 2000 aanzienlijk versterkt door de overname van Miller Freeman USA. Door deze acquisitie is VNU's werkterrein in de Verenigde Staten versterkt en uitgebreid in de marktsegmenten sport en sportkleding, juwelen, geschenken, vastgoed en bouw alsmede reizen. In verband met het seizoenspatroon droeg Miller Freeman USA slechts in zeer beperkte mate bij aan het bedrijfsresultaat.

Met Miller Freeman USA is VNU één van de grootste organisatoren van vakbeurzen in de Verenigde Staten, zowel uitgedrukt in verkochte vierkante meters tentoonstellingsruimte als in het aantal beurzen, dat in de top 200 van grootste vakbeurzen voorkomt. Miller Freeman USA exploiteert buiten de Verenigde Staten vakbeurzen in Argentinië en Brazilië. Bovendien geeft het bedrijf een groot aantal vaktijdschriften uit in specifieke segmenten en is actief op het gebied van e-commerce.

VNU Business Media streeft naar leidende posities in haar verschillende markten. De organisatie is inmiddels aangepast, waardoor efficiënter en doelgerichter gewerkt kan worden.

De vaktijdschriften van Miller Freeman USA zijn toegevoegd aan die van Bill Communications. Een aantal publicaties op het gebied van kleding en sport is samengevoegd, waardoor de positie in dit segment is versterkt. Bill Communications geeft na deze reorganisatie 59 vaktijdschriften uit. De internetactiviteiten van BPI Communications, Bill Communications en Miller Freeman USA zijn samengevoegd in VNU eMedia. De organisatie van beurzen en evenementen, waarin Bill Communications en Miller Freeman USA een belangrijke rol vervullen, is opgegaan in VNU Expositions. VNU Expositions organiseert jaarlijks ongeveer 80 evenementen. Bij de organisatie van de beurzen wordt gebruik gemaakt van door Miller Freeman USA ontwikkelde systemen.

Bill Communications verkocht enkele kleine titels te weten *Modern Tire Dealer, Automotive Trim and Restyling News, Truck Accessory News* en *Plastic Technology*. Omzet en resultaat van een aantal titels van BPI Communications, zoals *Billboard* en *The Hollywood Reporter* en met name van *Adweek*, ontwikkelden zich gunstig. Medio 2000 is *ShoWest* overgenomen, een belangrijke vakbeurs voor de bioscoopbranche. Vooral de beurzen *Training, Hospitality Design* en *On-Line Learning* waren een succes.

VNU Business Publishing Europe heeft haar leidende positie als Europese uitgever van computertijdschriften verder versterkt. Na de succesvolle overname van de vaktijdschriften van uitgeverij CMP in Groot-Brittannië en Frankrijk in 1999, vond in 2000 de acquisitie plaats van de computerbladen van Ziff Davis Media in Groot-Brittannië, Frankrijk en Duitsland. Met deze overname is VNU Business Publishing Europe toonaangevend geworden in zeven Europese landen. De positie is verder verstevigd door nieuwe lanceringen. De succesvolle productlijn van *Computer Active* in Groot-Brittannië en *Computer Idee* in Nederland is in 2000 verder geïnternationaliseerd. VNU geeft dit op de consument gerichte computertijdschrift uit in zes landen.

De markt voor personeelsadvertenties in Nederland en België liet opnieuw een lichte groei zien. In Groot-Brittannië stabiliseerde de personeelsadvertentiemarkt zich na een scherpe terugval in 1999. De markt voor product- en dienstenadvertenties ontwikkelde zich in alle segmenten positief. De omzet op de lezersmarkt steeg door nieuwe lanceringen en de overname van de Ziff Davis-computertijdschriften.

Ondanks toegenomen concurrentie op de personeelsadvertentiemarkt bleef het resultaat van VNU Business Publications in Nederland praktisch gelijk. Het resultaat van het tweewekelijks verschijnende businessmagazine *Management Team* ontwikkelde zich boven verwachting na de met succes doorgevoerde restyling.

In Groot-Brittannië behaalde VNU Business Publications het beste resultaat in haar bestaan dankzij een goed portfoliobeheer, de succesvolle

overnames van de CMP- en Ziff Davis-tijdschriften en verhoogde efficiency.

De uitgeverij in Italië versterkte de positie met nieuwe lanceringen, waaronder *Computer Idea,* en met een belang van 60% in de vakbeurzenorganisatie BIAS. Begin 2001 zijn de uitgeefactiviteiten overgenomen van Gruppo Pubblicità Italia. Met deze overname heeft VNU haar aanwezigheid met business-to-business uitgaven en informatie in Italië versterkt. De onderneming heeft leidende posities in publicaties voor de reclame-, marketing- en mediabranche en organiseert eveneens evenementen. De Spaanse uitgeverij, waarin VNU een meerderheidsbelang heeft van 75%, maakte een goed jaar door waarin een uitstekend resultaat is behaald. In België vond een herlancering plaats van alle belangrijke titels. Hiermee is tevens de basis gelegd voor verdere groei in 2001. In Frankrijk heeft VNU Publications France na de overname van de Ziff Davis-bladen de leidende positie in computerbladen verworven. Deze uitgeverij bereikte bovendien voldoende schaalgrootte om verdere consolidatie in deze fel concurrerende markt te realiseren. Met de overname van de Duitse Ziff Davis-titels is een goede entree gemaakt op de Duitse markt en een stevige basis gelegd voor verdere rendabele expansie.

De on line strategie van VNU Business Publishing Europe is gericht op het behalen van een leidende positie via het aangaan van partnerships. In 2000 zijn de on line activiteiten in afzonderlijke business units ondergebracht. Op het gebied van on line loopbaanactiviteiten is met Randstad Holding op 50-50 basis de joint venture *newmonday.com* opgericht. De nieuwe onderneming is een compleet loopbaancentrum, dat zich richt op hoger opgeleiden in Europa. De inbreng door Randstad Holding resulteerde in een boekwinst, die gereserveerd is voor het dekken van aanloopverliezen voor deze activiteit. De IT-portal *VNUnet* is verder ontwikkeld. Er is een organisatorische en commerciële basis gelegd voor een hechte samenwerking tussen on line- en off line-uitgaven.

Bij de groep Businessinformatie werden in het laatste kwartaal van 2000 de eerste tekenen zichtbaar van een afzwakkende economische groei in de Verenigde Staten en Europa. Op basis hiervan is een reeks van kostenbesparende maatregelen genomen. Ook 2001 is bij deze groep zwak begonnen als gevolg van een afnemend advertentievolume.



**Businessinformatie Noord-Amerika**


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**1** Verenigde Staten
**2** Nederland
**3** Groot-Brittannië
**4** België
**5** Duitsland
**6** Frankrijk
**7** Spanje
**8** Italië
**9** Tsjechië
**10** Slowakije
**11** Hongarije
**12** Rusland
**13** Brazilië
**14** Argentinië

# Directories

VNU World Directories leverde opnieuw een aanzienlijke bijdrage aan het resultaat. Het bedrijfsresultaat nam toe ondanks gestegen kosten voor internetactiviteiten. Het aantal betalende internetgebruikers is in 2000 fors gestegen. Ook in de reeds medio 2000 begonnen verkoopcyclus voor 2001 is hiermee goede voortgang gemaakt.

VNU World Directories heeft een leidende positie in zes landen. In vijf landen heeft de groep een marktaandeel van ruim 90%. In Nederland bedraagt het marktaandeel ruim 50%. Met uitzondering van Nederland worden de gidsen geëxploiteerd in samenwerking met telecommunicatieondernemingen.

VNU World Directories ontwikkelt een additionele inkomstenstroom uit elektronische producten met het doel ook op internet een leidende positie te verwerven. In Nederland, België en Portugal zijn de websites aanzienlijk verbeterd en uitgebreid met extra informatie, nieuwe zoekmogelijkheden, versies in meer talen, kaarten en routebeschrijvingen. Deze aanvullende informatiediensten ontwikkelen zich succesvol. Het aantal page views verviervoudigde in 2000 tot 300 miljoen. Ten behoeve van internetgebruikers in het midden- en kleinbedrijf is met succes een reeks internetdiensten geïntroduceerd, waartoe behoren het bouwen en 'hosten' van websites en het inrichten van virtuele webwinkels. Aan het einde van het jaar was het aantal adverteerders verdrievoudigd tot 40.000.

De Belgische dochteronderneming Promedia verruimde de mogelijkheden voor elektronische transacties (e-commerce) inclusief levering, betaling en verzekering. Dergelijke toepassingen worden eveneens geïntroduceerd in Nederland en Portugal.

Organisatie en karakter van VNU World Directories veranderen mede door het groeiend aantal gebruikers van mobiele telefoons met WAP (Wireless Application Protocol) en de lancering van een onafhankelijk portal in Nederland onder de naam *Tutch*. Dit portal biedt toegang tot internet via de mobiele telefoon. *Tutch* richt zich vooral op de doelgroep tussen 15 en 35 jaar. Met afzonderlijke business units in elk land voor elektronische producten heeft VNU World Directories tot dusver positieve ervaringen opgedaan.

In Nederland behield Gouden Gids de leidende positie ondanks sterke concurrentie. De marketinginspanningen om het gebruik van de *Gouden Gids* te bevorderen zijn geïntensiveerd. Het vervangen van de back-office systemen voor de verwerking van gegevens was een geslaagde operatie.

Promedia in België kan terugzien op een voorspoedig jaar. De samenwerking met de telecommunicatieonderneming Belgacom heeft geleid tot een stevige positie. Promedia bracht 25 lokale gidsen uit en lanceerde met succes een vernieuwde cd-rom.

In Portugal behaalde Páginas Amarelas een goed resultaat. Het aantal lokale gidsen is volgens plan uitgebreid. De nationale telefonische informatiedienst is opnieuw gelanceerd. Een vernieuwing van de gidsen is in voorbereiding.

De sterke economische groei stimuleerde de ontwikkeling van Golden Pages (37% belang) in Ierland. Er is in dit land een groot aantal initiatieven ontplooid, waaronder de verkoop van advertenties in de nationale telefoongidsen, de voortgaande verbetering van de website van Golden Pages en de lancering van een nationale telefonische informatiedienst in samenwerking met de telecommunicatieonderneming Eircom.

Axesa Información Incorporado in Puerto Rico (40% belang) liet een goede ontwikkeling zien. Zowel de gedrukte producten als de websites van *Yellow Pages* en *Business Register* hebben uitstekende marktposities.

In Zuid-Afrika maakte Telkom Directory Services (inmiddels een 35,1 % belang) een sterke groei door. De automatiseringssystemen worden in 2001 vervangen. Dit zal leiden tot een aanzienlijke verbetering van efficiency en effectiviteit. Mede door de groei van de Zuid-Afrikaanse economie wordt een aanhoudende stijging van het resultaat verwacht. Begin 2001 heeft Telkom Directory Services haar website gelanceerd.

**Directories Europa**


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**1** Nederland
**2** België
**3** Ierland
**4** Portugal
**5** Puerto Rico
**6** Zuid-Afrika

# Consumenteninformatie

De groep Consumenteninformatie is in 2000 versterkt en uitgebreid met nieuwe producten en acquisities.

In Nederland nam het bedrijfsresultaat van VNU Tijdschriften opnieuw toe. Op de lezersmarkt bleef de omzet op peil. Binnen de oplageontwikkeling verschuift het accent geleidelijk van general interest-uitgaven naar tijdschriften met meer aandacht voor mentaliteit of speciale interesses. Deze tendens zet zich voort. Gelet op socio-culturele trends in samenhang met technologische ontwikkelingen is een strategie ingezet, waarbij de consument via verschillende kanalen content wordt aangeboden. De merkkracht van de tijdschriften wordt zichtbaar door het succes van websites en evenementen en de sterke omzetgroei van line- en brandextensions. Deze producten leverden een positieve bijdrage aan het bedrijfsresultaat.

Om optimaal te profiteren van de kansen die de veranderende consumentenmarkt biedt zijn de eerste stappen gezet voor de opbouw van een gecentraliseerde en geavanceerde klantendatabase. Om dezelfde reden zijn de redacties, de marketing- en de verkoopafdelingen van de vrouwenweekbladen *Libelle, Margriet, Viva* en *Flair* gecentraliseerd. Hierdoor kan de positionering van deze uitgaven scherper op elkaar worden afgestemd. Het succes van enkele specials is een duidelijk resultaat hiervan.

Tengevolge van tegenvallende resultaten is de exploitatie van *Vrouw Vandaag* en *Mijn Verhaal* stopgezet. Daartegenover staan de ontwikkeling en de restyling van producten, die het portfolio versterken. In het mannensegment vond de lancering van *ZSM* plaats. Voorts onderging *AutoWeek* een restyling. In het woonsegment is het maandblad *DoehetZelf Wonen* volledig vernieuwd. De naam van dit tijdschrift veranderde in *101 Woonideeën*. De kwartaaluitgave *More Than Classic* had een succesvolle start zowel op de lezers- als de advertentiemarkt. *Living* kreeg van het Nederlandse lezerspubliek de titel 'Tijdschrift van het jaar'. De groei van de maanduitgaven *Beau Monde, Marie Claire* en *Cosmopolitan* zette zich voort. De Mercur-prijs van het Nederlands Uitgeversverbond ging naar het succesvolle meisjesblad *Fancy*.

De door VNU Tijdschriften georganiseerde evenementen ondervinden een groeiende belangstelling. Het aantal bezoekers bereikte records.

Mede als gevolg van de conjunctuur ontwikkelde de advertentieomzet zich gunstig.

VNU heeft in 2000 door de acquisities van ilse media groep en Startpagina een leidende positie verworven op de Nederlandse business-to-consumer internetmarkt. VNU Tijdschriften verwierf een belang van 58,7% in ilse media groep. In dit bedrijf zijn de op consumenten gerichte internetactiviteiten, *Vrouw Online, vtwonen.nl,* MediaNet en Startpagina ondergebracht. Een groot onderzoek in samenwerking met het NIPO over 'Vrouwen en Internet' bevestigde de ingezette koers. *ilse.nl* en *startpagina.nl* zijn de nummer een en twee onder de Nederlandse portals. Het in de eerste helft van 2000 gelanceerde portal *Vrouw Online* is het meest bezochte vrouwenportal en beantwoordt volledig aan de doelstelling.

Afscheid is genomen van het leesportefeuillebedrijf Leesland. Felicitas, onderdeel van de direct marketing organisatie Geomatic International, is gereorganiseerd en concentreert zich volledig op producten voor de geboorte- en huwelijksmarkt.

VNU Tijdschriften ging een samenwerking aan met de Consumentenbond voor het gezamenlijk verstrekken van multimediale reisinformatie via de *Consumenten Reisgids*.

In het abonnementenkanaal wordt gewerkt aan een nieuwe taakverdeling met de franchiseorganisatie. Dit moet leiden tot een centrale aanpak binnen VNU Tijdschriften van klantenservice, facturering en commerciële activiteiten.

De publiekstijdschriften in België, die door Mediaxis worden uitgegeven, behaalden een lager bedrijfsresultaat. De lezersmarkt zwakte verder af, terwijl na het topjaar 1999 de advertentiemarkt zich minder gunstig ontwikkelde. Bovendien zijn substantiële aanloopkosten gemaakt voor twee nieuwe titels en zijn voorbereidingen getroffen voor een internetportal voor vrouwen.

Goede vooruitgang op de Franstalige markt boekte de radio- en televisiegids *Télé Moustique*. Een nieuw redactioneel concept zorgde voor een stijging van de oplage. De oplage van *Télé Pocket* nam eveneens fors toe. Op initiatief van en in samenwerking met de vaktijdschriftenuitgeverij VNU Business Publications in België is de Vlaamse editie van *Computer Idee* geïntroduceerd. Dit tweewekelijkse tijdschrift, dat onderwerpen op computergebied op een zeer toegankelijke manier behandelt, verwierf vanaf de lancering de nummer een positie. In maart 2001 is een Franstalige editie op de markt gebracht. Met succes vond in augustus de lancering plaats van *Menzo,* een nieuw maandblad voor mannen. Hiermee is de portfolio van Mediaxis zowel op de lezers- als de advertentiemarkt verbreed.

De internetactiviteiten zijn substantieel uitgebreid. *The Wild Site* van het weekblad *Humo* doet het uitstekend. In het voorjaar 2001 verscheen een eerste versie van de *Electronic Programming Guide,* een virtueel omroepkatern voor de Nederlands- en Franstalige markt met een directe link naar de Mediaxis tijdschriften. Een belangrijk initiatief is het plan een internetportal voor vrouwen te lanceren. Door het groeiende belang, de strategische betekenis van vrouwen op internet en de onvermijdelijke convergentie van telecommunicatie, internet en media- en informatiesectoren sloten Mediaxis en Belgacom/Skynet een samenwerkingsovereenkomst. De samenwerking moet leiden tot de introductie van een tweetalig nationaal vrouwenportal. De lancering van de eerste versie wordt in het voorjaar van 2001 verwacht. Via dit portal kunnen vrouwen kennisnemen van websites die afgestemd zijn op hun behoeften. De site biedt content en diensten aan en geeft tevens toegang tot nieuwe technologieën en elektronische toepassingen.




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**1** Nederland
**2** Groot-Brittannië
**3** België
**4** Roemenië
**5** Tsjechië
**6** Slowakije
**7** Hongarije
**8** Rusland

Het bedrijfsresultaat in Groot-Brittannië, Tsjechië, Hongarije en Slowakije groeide bevredigend. In Roemenië bleef het resultaat enigszins achter.

De uitgeefactiviteiten in Tsjechië, Hongarije en Roemenië zijn versterkt en uitgebreid. Dit gebeurde zowel via acquisities als via de lancering van nieuwe tijdschriften. De overgenomen Hongaarse uitgeverij Egyesült Kiadói Holding (EKH) in Boedapest voldeed aan de verwachtingen. Inmiddels is EKH operationeel volledig geïntegreerd in VNU Budapest. De integratie leidde tot de geplande besparingen.

De integratie van de in 1999 overgenomen uitgeverij Keesing UK in British European Associated Publishers (BEAP) verliep succesvol. Door deze acquisitie is de positie in de Britse markt voor puzzeluitgaven vergroot tot ruim 50%.

In Tsjechië en Hongarije is het tijdschrift *Beau Monde* geïntroduceerd. In beide landen ontwikkelt het blad zich ruimschoots boven de verwachting. Hiermee is *Beau Monde* na *Story* de tweede titel uit de Nederlandse VNU portfolio, die zich prima blijkt te lenen voor internationale edities. In Hongarije is *Story* gegroeid tot het grootste vrouwenblad met een verkochte oplage die zich inmiddels gemiddeld rond 450.000 exemplaren per week beweegt. Tevens is in licentie de Hongaarse editie van het mannenblad *FHM* gelanceerd. Het in april 2000 in Hongarije geïntroduceerde tijdschrift *Computer Akt!v* heeft zich tot dusver teleurstellend ontwikkeld.

In Tsjechië kreeg de overgenomen uitgeverij Strategie Praha te maken met felle concurrentie in het marketing/communicatiesegment. Begin 2001 versterkte de Tsjechische uitgeverij Mona de positie in de publieksbladenmarkt aanzienlijk met de overname van Roof. Deze uitgeverij is met vier titels toonaangevend in de woonbladensector.

In Roemenië bleef *Cosmopolitan* enigszins achter bij de verwachting. Dit maandblad wordt uitgegeven door VNU-Hearst Romania, waarin VNU voor 65% en de Amerikaanse uitgeverij The Hearst Corporation voor 35% deelneemt. Het overgenomen tijdschrift *Mami*, dat zich richt op moeders van kinderen tot drie jaar, onderging een geslaagde restyling. De in het najaar in de markt gezette mannenglossy *FHM* beleefde een trage start.

VNU Magazines heeft de eerste stappen gezet op internet. In Tsjechië, Hongarije en Roemenië is het lokale equivalent van de Nederlandse internetsite *Startpagina* geïntroduceerd. Deze navigatie-portals behoren inmiddels tot de top drie voor wat betreft het aantal raadplegingen en laten een zeer snelle groei zien. In Hongarije en Tsjechië is tevens een business portal geopend, terwijl in Tsjechië met succes een vrouwenportal is gelanceerd.

In Rusland zijn na de economische neergang tekenen van herstel zichtbaar bij Independent Media (35% belang). Ook bij deze uitgeverij zijn internet-activiteiten opgestart.

# Educatieve Informatie

De groei van VNU's educatieve uitgeverijen in Nederland en België heeft zich in 2000 voortgezet. Omzet en bedrijfsresultaat gaven een stijging te zien. Multimediale toepassingen krijgen een steeds duidelijker plaats in het onderwijs. Toepassing van internet en cd-rom in leermethodes wordt steeds meer een factor om de kwaliteit en effectiviteit van het onderwijs te verbeteren. In september nam de Nederlandse uitgeverij Malmberg de educatieve website *collegenet.nl* over. Met deze acquisitie wordt ingespeeld op veranderend leergedrag. Deze site trekt gemiddeld 25.000 bezoekers per week en is bedoeld voor scholieren van 12 tot 18 jaar. Daarmee behoort dit product tot de grootste sites gericht op hulp bij studie. De eerste resultaten zijn bemoedigend. Voor examenkandidaten bestaat de speciale site *examen.nl,* die in samenwerking met *Kennisnet* wordt geëxploiteerd. Malmberg streeft ernaar in samenwerking met derden educatieve en informatieve aan internet gerelateerde producten voor het onderwijs te ontwikkelen.

Met behulp van moderne leermethodes voorzien van multimediale componenten, zoals *Hello World,* verstevigde Malmberg haar leidende positie in het basisonderwijs. Een ingrijpende operatie is het euro-proof maken van de leermiddelen. In de leermethode rekenen is de gulden tijdig vervangen door de euro. In de uitgeefgroep voortgezet onderwijs is de euro ingevoerd voor de economie leermethodes. De marktleidende methodes *Wereldwijs* (aardrijkskunde), *MeMo* (geschiedenis) en *Praktische Economie* zijn opnieuw goed ontvangen. Na de onderwijs-vernieuwingen in de bovenbouw van HAVO/VWO staat de ingrijpende introductie van nieuwe leer-wegen in het voorbereidend middelbaar beroeps-onderwijs (VMBO) voor de deur. De uitgeefgroep beroeps- en volwasseneneducatie handhaafde de sterke positie als aanbieder van leermethodes voor Engels, Duits en Nederlands. *Nieuwe Buren,* een multimediaal, communicatief gestuurd lespakket voor buitenlanders die Nederlands leren, is uitgebreid met internettoepassingen.



**Educatieve Informatie Europa**


1
2

**1** Nederland

**2** België

Het aantal abonnementen bij de educatieve jeugdtijdschriften stabiliseerde zich. Het effect van het merkenbeleid, waarbij naamsbekendheid, educatieve betekenis en gebruikswaarde centraal staan, werd zichtbaar in de toenemende belangstelling voor bijproducten, zogeheten line-extensions.

De Belgische uitgeverij Van In groeide aanzienlijk in het voortgezet onderwijs door de overname in 1999 van uitgeverij Den Gulden Engel. Met Frans, Nederlands, Engels en Duits biedt Van In een compleet talenpakket aan. In het basisonderwijs was vooral door de introductie van nieuwe leermethodes sprake van een flinke groei, met name voor rekenen. In Wallonië verstevigde Van In haar marktpositie in zowel het basis- als het voortgezet onderwijs. Er is tijdig ingespeeld op vernieuwingen in het onderwijs.

## Overige

Naast de kosten van het hoofdkantoor van VNU, is onder 'overige' eveneens begrepen de boekwinst als gevolg van de verkoop van de Scoot-belangen. Deze boekwinst is bijna geheel gecompenseerd door de aanloopverliezen van deze deelnemingen in het eerste halfjaar en door de eenmalige reorganisatiekosten voor Geomatic International.

VNU en KPN richtten samen het venture capital fonds KPN-VNU Convergence Fund op. Dit samenwerkingsverband heeft tot doel te investeren in startende ondernemingen in Europa in nieuwe sectoren die ontstaan doordat bedrijfstakken zoals telecommunicatie, media/informatie en informatietechnologie steeds meer naar elkaar groeien.

In de markt van vraag- en aanbodsites richtten VNU, PCM Uitgevers en Holland Media Groep het bedrijf Spott Multichannel op. In deze joint venture neemt VNU deel voor 40% en de twee partners voor elk 30%.

De Raad van Bestuur
Haarlem, 13 maart 2001

# Bericht van de Raad van Commissarissen

## Aan de Algemene Vergadering van Aandeelhouders van VNU nv

De jaarrekening over het boekjaar 2000, die door de Raad van Bestuur is opgemaakt en door Ernst & Young Accountants van een goedkeurende verklaring is voorzien, is door de Raad van Commissarissen vastgesteld. In de vergadering waarin wij de jaarrekening vaststelden was de accountant aanwezig. De Raad van Commissarissen adviseert de Algemene Vergadering van Aandeelhouders de jaarrekening goed te keuren. Indien de Algemene Vergadering de jaarrekening over 2000 goedkeurt, houdt dit tevens in dat zij akkoord gaat met het voorstel het dividend vast te stellen op EUR 0,45 per prioriteitsaandeel, op EUR 0,64 per 7% preferent aandeel, dat reeds als interim-dividend is uitgekeerd, en op EUR 0,52 per gewoon aandeel. Hiervan is reeds EUR 0,12 als interim-dividend uitgekeerd. Het slotdividend van EUR 0,40 zal ter keuze van de aandeelhouders betaalbaar zijn in aandelen in een nader vast te stellen verhouding.

Als afzonderlijk agendapunt stellen wij de Algemene Vergadering van Aandeelhouders voor de Raad van Commissarissen en de Raad van Bestuur décharge te verlenen voor hun taakuitoefening in 2000, voor zover dat blijkt uit de jaarrekening, het jaarverslag, de daarop gegeven toelichting en de overige documenten die hierbij worden overgelegd. Wij hebben met tevredenheid kunnen vaststellen dat de reeds jaren stijgende lijn van de resultaten zich wederom heeft voortgezet. Wij constateren dat alle groepen aan deze resultatenverbetering hebben bijgedragen. Voor de inzet die heeft geleid tot deze positieve gang van zaken betuigen wij onze erkentelijkheid aan de Raad van Bestuur, directies en alle medewerkers en medewerksters. Aan het vertegenwoordigend overleg werden vele belangrijke vragen voorgelegd. Steeds was er sprake van open en constructief overleg.

De Raad van Commissarissen heeft in 2000 frequent overleg gepleegd met de Raad van Bestuur. Ook in het afgelopen jaar werd zeer ruime aandacht gegeven aan de strategie, met name het portfoliobeleid en de verdere geografische spreiding. Daarbij is vanzelfsprekend ook veel aandacht besteed aan de financieringsaspecten van het acquisitiebeleid.
In een aantal extra vergaderingen is specifiek gesproken over het afstoten van de consumenteninformatie activiteiten en educatieve uitgeverijen.

De gang van zaken in de groepen en de rol van internet kwamen eveneens regelmatig ter sprake. Eveneens waren de begroting, de kwartaal-, halfjaar- en jaarcijfers en de jaarrekening periodiek onderwerp van gesprek. Aan het human resources beleid, met name aan management development, is tegen de achtergrond van verdere internationalisering nadrukkelijk aandacht besteed. Tevens zijn de opzet van het interne beheersingssysteem en de invoering van de euro regelmatig aan de orde geweest.

De Raad van Commissarissen besprak haar eigen functioneren, de relatie tot de Raad van Bestuur, de samenstelling en de beoordeling van de Raad van Bestuur, alsmede de samenstelling van de Raad van Commissarissen. Steeds woonde een lid van de Raad de overlegvergadering met de Centrale Ondernemingsraad bij.

De heer drs. P.J. van Dun is volgens het rooster aan de beurt om terug te treden. Hij is voor herbenoeming beschikbaar. De Centrale Ondernemingsraad ondersteunt de herbenoeming.

In 2002 is de heer dr. A.G. Jacobs volgens het rooster aan de beurt zijn zetel ter beschikking te stellen. De heer Jacobs heeft zich voor herbenoeming beschikbaar gesteld. Daarnaast zal mevrouw drs. M.W.M. Vos-van Gortel in verband met het bereiken van de statutaire leeftijdsgrens in de op 16 april 2002 te houden Algemene Vergadering van Aandeelhouders als lid van de Raad van Commissarissen terugtreden.

De Raad van Commissarissen

Drs. P.A.W. Roef, voorzitter
Dr. A.G. Jacobs, vice-voorzitter
Drs. J.L. Brentjens
Drs. P.J. van Dun
Mr. P.A.F.W. Elverding
F.L.V. Meysman
Drs. M.W.M. Vos-van Gortel

Haarlem, 13 maart 2001



Drs. P.A.W. Roef



Dr. A.G. Jacobs



Drs. J.L. Brentjens



Drs. P.J. van Dun



Mr. P.A.F.W. Elverding



F.L.V. Meysman



Drs. M.W.M. Vos van Gortel

**Drs. P.A.W. Roef (68)** | Voormalig voorzitter Raad van Bestuur Gamma Holding nv

| | |
|---|---|
| **Drs. P.A.W. Roef (68)** | Voormalig voorzitter Raad van Bestuur Gamma Holding nv |
| Nationaliteit: | Nederlandse |
| Belangrijke nevenfuncties: | Commissaris Gamma Holding nv; commissaris Hagemeyer nv; commissaris Koninklijke Numico nv; commissaris Robeco nv; commissaris Parcom Ventures bv (voorzitter) |
| Eerste benoeming: | 1988 |

| | |
|---|---|
| **Dr. A.G. Jacobs (64)** | Voormalig voorzitter Raad van Bestuur ING Groep nv |
| Nationaliteit: | Nederlandse |
| Belangrijke nevenfuncties: | Commissaris Joh. Enschedé bv (voorzitter); commissaris Euronext nv; commissaris Buhrmann nv; commissaris IHC Caland nv; commissaris ING Groep nv; commissaris Koninklijke Nederlandse Petroleum Maatschappij nv; commissaris nv Nederlandse Spoorwegen; commissaris Strukton Groep nv |
| Eerste benoeming: | 1998 |

| | |
|---|---|
| **Drs. J.L. Brentjens (60)** | Voormalig voorzitter Raad van Bestuur VNU nv |
| Nationaliteit: | Nederlandse |
| Belangrijke nevenfuncties: | Commissaris Heijmans nv (voorzitter); commissaris Arboned nv (voorzitter); commissaris Roto Smeets De Boer nv (vice-voorzitter); commissaris Océ nv; commissaris Fortis Obam nv; commissaris P. Bakker Hillegom bv; governor Van Leer Group Foundation (vice-voorzitter); bestuurslid Stichting Katholieke Universiteit Nijmegen |
| Eerste benoeming: | 2000 |

| | |
|---|---|
| **Drs. P.J. van Dun (63)** | Voormalig lid Raad van Bestuur Koninklijke Ahold nv |
| Nationaliteit: | Nederlandse |
| Belangrijke nevenfuncties: | Lid Stichting Ahold Continuïteit; commissaris Macintosh nv; lid Raad van Advies Stichting PION; commissaris MeijerMonitor bv; commissaris Accounting Plaza bv; voorzitter Curatorium PDO (post-doctorale opleiding) Verandermanagement Vrije Universiteit te Amsterdam |
| Eerste benoeming: | 1996 |

| | |
|---|---|
| **Mr. P.A.F.W. Elverding (52)** | Voorzitter Raad van Bestuur DSM nv |
| Nationaliteit: | Nederlandse |
| Belangrijke nevenfuncties: | Commissaris nv Nederlandse Gasunie; commissaris De Nederlandsche Bank nv; penningmeester Vereniging VNO NCW; lid Raad van Bestuur ICC Nederland; voorzitter Stichting Management Studies; voorzitter Raad van Toezicht Stichting Revalidatie Limburg; lid Raad van Toezicht Universiteit Maastricht |
| Eerste benoeming: | 2000 |

| | |
|---|---|
| **F.L.V. Meysman (48)** | Voorzitter Raad van Bestuur Sara Lee/Douwe Egberts nv |
| Nationaliteit: | Belgische |
| Belangrijke nevenfuncties: | Director en Executive Vice President Sara Lee Corporation; lid bestuur Amerikaanse Kamer van Koophandel in Nederland; commissaris Grontmij nv; lid bestuur GIMV nv |
| Eerste benoeming: | 1995 |

| | |
|---|---|
| **Drs. M.W.M. Vos-van Gortel (69)** | Voormalig burgemeester van Utrecht; lid Raad van State |
| Nationaliteit: | Nederlandse |
| Belangrijke nevenfuncties: | Commissaris NCM Holding nv; lid Raad van Advies Nederlands Kanker Instituut/Stichting Antoni van Leeuwenhoek Ziekenhuis; lid Raad van Advies Vereniging van Effectenbezitters; voorzitter College van Toezicht op de Kansspelen; voorzitter Raad van Toezicht Nationaal Natuurhistorisch Museum 'Naturalis' |
| Eerste benoeming: | 1995 |

# Jaarrekening 2000

# Groepsbalans per 31 december 2000 na winstbestemming

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| **Vaste activa** | | |
| Immateriële vaste activa | 6.581.944 | 5.529.298 |
| Materiële vaste activa | 303.790 | 264.434 |
| Financiële vaste activa | 168.845 | 244.762 |
| | 7.054.579 | 6.038.494 |
| **Vlottende activa** | | |
| Voorraden | 95.975 | 81.352 |
| Vorderingen | 1.113.985 | 905.453 |
| Liquide middelen | 602.422 | 616.524 |
| | 1.812.382 | 1.603.329 |
| Kortlopende schulden | 1.943.291 | 2.987.447 |
| Werkkapitaal | (130.909) | (1.384.118) |
| Te financieren kapitaal | 6.923.670 | 4.654.376 |
| **Langlopende schulden** | | |
| Obligatieleningen en onderhandse leningen | 1.771.634 | 1.358.241 |
| Overige langlopende verplichtingen | 231.219 | 318.470 |
| | 2.002.853 | 1.676.711 |
| Voorzieningen | 173.498 | 148.523 |
| Achtergesteld vreemd vermogen | 831.984 | 832.223 |
| Minderheidsbelang derden | 168.321 | 162.593 |
| **Eigen vermogen** | | |
| Aandelenkapitaal | 49.762 | 45.137 |
| Agio | 2.050.466 | 1.083.821 |
| Overige reserves | 1.646.786 | 705.368 |
| | 3.747.014 | 1.834.326 |
| Financierend vermogen | 6.923.670 | 4.654.376 |

# Groepswinst- en -verliesrekening over 2000

| BEDRAGEN X EUR 1.000 | 2000 | in % | 1999 | in % |
|---|---|---|---|---|
| Netto-omzet | **3.384.560** | **100,0** | 2.809.151 | 100,0 |
| Kosten van grond- en hulpstoffen | **605.368** | **17,9** | 507.004 | 18,1 |
| Kosten uitbesteed werk en andere externe kosten | **303.555** | **9,0** | 331.910 | 11,8 |
| Personeelskosten | **1.121.073** | **33,1** | 890.402 | 31,7 |
| Afschrijvingen materiële vaste activa | **86.320** | **2,5** | 64.881 | 2,3 |
| Overige bedrijfskosten | **567.394** | **16,8** | 444.975 | 15,8 |
| Som van de bedrijfslasten | **2.683.710** | **79,3** | 2.239.172 | 79,7 |
| Bedrijfsresultaat | **700.850** | **20,7** | 569.979 | 20,3 |
| Aandeel in bedrijfsresultaat niet-geconsolideerde deelnemingen | **28.586** | | 34.511 | |
| Totaal bedrijfsresultaat voor goodwill amortisatie | **729.436** | | 604.490 | |
| Goodwill amortisatie | **(185.562)** | | (73.477) | |
| Bedrijfsresultaat na goodwill amortisatie | **543.874** | | 531.013 | |
| Rentebaten | **51.698** | | 20.775 | |
| Rentelasten | **(192.659)** | | (134.917) | |
| Uitkomst van financiële baten en lasten | **(140.961)** | | (114.142) | |
| Resultaat uit gewone bedrijfsuitoefening voor belastingen | **402.913** | | 416.871 | |
| Belastingen | **(161.881)** | | (148.981) | |
| Resultaat uit gewone bedrijfsuitoefening na belastingen | **241.032** | | 267.890 | |
| Minderheidsbelang derden | **(19.176)** | | (21.177) | |
| Resultaat uit gewone bedrijfsuitoefening na belastingen en na minderheidsbelang derden | **221.856** | | 246.713 | |
| Buitengewoon resultaat voor belastingen | **577.183** | | (1.785) | |
| Belastingen over buitengewoon resultaat | **—** | | — | |
| Buitengewoon resultaat na belastingen | **577.183** | | (1.785) | |
| Nettowinst | **799.039** | | 244.928 | |

## Per gewoon aandeel

| BEDRAGEN X EUR 1 | 2000 | 1999 |
|---|---|---|
| Nettowinst voor goodwill amortisatie en buitengewoon resultaat | **1,78** | 1,65 |
| Nettowinst voor buitengewoon resultaat | **0,96** | 1,27 |

# Groepskasstroomoverzicht over 2000

| BEDRAGEN X EUR 1.000 | | 2000 | | 1999 |
|---|---|---|---|---|
| Bedrijfsresultaat geconsolideerde deelnemingen na goodwill amortisatie | | **516.663** | | 496.502 |
| Aanpassingen voor: | | | | |
| Afschrijvingen materiële vaste activa | | **86.320** | | 64.881 |
| Goodwill amortisatie geconsolideerde deelnemingen | | **184.187** | | 73.477 |
| Mutatie voorzieningen en overige langlopende verplichtingen | | **(44.364)** | | (28.285) |
| Mutatie vorderingen | **(142.422)** | | (86.434) | |
| Mutatie voorraden | **(12.822)** | | (6.372) | |
| Mutatie kortlopende schulden | **122.834** | | 16.385 | |
| Mutatie in werkkapitaalcomponenten | | **(32.410)** | | (76.421) |
| Kasstroom uit bedrijfsoperaties van geconsolideerde deelnemingen | | **710.396** | | 530.154 |
| Ontvangen rente | **43.621** | | 20.639 | |
| Ontvangen dividend van niet-geconsolideerde deelnemingen | **16.389** | | 14.119 | |
| Betaalde rente | **(178.013)** | | (122.962) | |
| Betaalde belasting naar de winst | **(63.952)** | | (97.325) | |
| | | **(181.955)** | | (185.529) |
| Kasstroom uit operationele activiteiten | | **528.441** | | 344.625 |
| Verwerving groepsmaatschappijen en niet-geconsolideerde deelnemingen | **(1.007.043)** | | (2.353.975) | |
| Desinvestering groepsmaatschappijen en niet-geconsolideerde deelnemingen | **849.283** | | 42.343 | |
| Netto-investeringen in materiële vaste activa | **(153.488)** | | (66.056) | |
| Netto-investeringen in financiële vaste activa | **(7.185)** | | (7.645) | |
| Kasstroom uit investeringsactiviteiten | | **(318.433)** | | (2.385.333) |
| Opgenomen vreemd vermogen | **919.315** | | 1.759.101 | |
| Aflossingen vreemd vermogen | **(1.968.596)** | | (240.874) | |
| Emissie-opbrengsten | **947.646** | | 955.236 | |
| Betaald dividend | **(65.597)** | | (82.708) | |
| Kasstroom uit financieringsactiviteiten | | **(167.232)** | | 2.390.755 |
| Netto kasstroom | | **42.776** | | 350.047 |
| Overige mutaties (onder andere koers- en omrekenverschillen) | | **(56.878)** | | (58.904) |
| Mutatie geldmiddelen | | **(14.102)** | | 291.143 |
| Vrije kasstroom | | **309.356** | | 195.861 |

## Grondslagen

De grondslagen zijn ten opzichte van vorig jaar niet gewijzigd.

### Consolidatiecriteria

Geconsolideerd worden de groepsmaatschappijen waarin VNU nv direct of indirect meer dan de helft van de zeggenschap heeft. In de geconsolideerde jaarrekening worden de activa en passiva en de resultaten van deze vennootschappen voor 100% opgenomen. Het aandeel van derden in deze deelnemingen wordt afzonderlijk in de balans en winst- en verliesrekening weergegeven. De 50% groepsmaatschappijen worden proportioneel geconsolideerd.

### Vreemde valuta

Activa en passiva in een vreemde valuta worden omgerekend tegen de koersen geldend op 31 december. Omrekeningsverschillen op deelnemingen in andere valuta en de daarop betrekking hebbende financieringen komen ten gunste of ten laste van de reserves. De koersverschillen op andere balansposten komen ten gunste of ten laste van de resultaten. De winst- en verliesrekeningen van in vreemde valuta rapporterende dochterondernemingen worden vertaald tegen de gewogen gemiddelde koersen in het verslagjaar. Omdat de balansposten van deze dochterondernemingen worden vertaald tegen de eindejaarskoers, ontstaat een verschil met de winst- en verliesrekening dat in de reserves wordt verwerkt.

## Grondslagen voor de waardering van activa en passiva

### Uitgavenrechten

Van derden gekochte uitgavenrechten worden, indien zij een bepaalde minimumomvang te boven gaan, voor de bij de acquisitie toegekende waarde in de balans opgenomen. De toe te kennen waarde is gerelateerd aan de winstgevendheid van het uitgavenrecht, doch kan niet hoger zijn dan de verwervingsprijs. Als uitgavenrechten niet slijten door het gebruik of het verloop van de tijd worden zij niet stelselmatig afgeschreven. Ingeval wel verwacht moet worden dat de waarde van een uitgavenrecht zal dalen naarmate de tijd voortschrijdt, vindt lineaire afschrijving plaats over de verwachte economische levensduur. Tenminste eenmaal per jaar vindt, in samenhang met de beoordeling van de boekwaarde van goodwill, een toetsing plaats van de waarde van uitgavenrechten. De uitvoering van deze toets is aan bestendig toegepaste regels onderworpen. Als daarbij een duurzame verlaging van de winstgevendheid van een uitgavenrecht wordt vastgesteld, wordt door een bijzondere afschrijving ten laste van de resultaten de geactiveerde waarde van dat uitgavenrecht verlaagd. In het VNU-aandeel in de nettovermogenswaarde van niet-geconsolideerde deelnemingen kunnen geactiveerde uitgavenrechten begrepen zijn.

### Goodwill

Onder goodwill wordt verstaan het verschil tussen de verwervingsprijs van een onderneming en de actuele waarde van de verkregen identificeerbare activa onder aftrek van de passiva. Tot de betreffende activa behoren tevens nog niet eerder bij de onderneming geactiveerde uitgavenrechten. Onder de passiva zijn noodzakelijk geachte voorzieningen voor reorganisaties en herstructureringen begrepen. Goodwill wordt geactiveerd en lineair afgeschreven over de geschatte economische levensduur van de verworven activiteiten tot ten hoogste 40 jaar. Periodiek vindt, in samenhang met de toetsing van de waarde van uitgavenrechten, een beoordeling plaats van de boekwaarde op basis van de gerealiseerde en verwachte toekomstige opbrengsten. De waarde van goodwill-posten, die worden afgeschreven in een periode langer dan 20 jaar, wordt tenminste eenmaal per jaar getoetst. De uitvoering van deze toets is aan bestendig toegepaste regels onderworpen. Indien en voor zover een duurzame waardedaling is opgetreden, wordt deze ten laste van het resultaat gebracht.
Belastingbesparingen samenhangend met goodwill-amortisatie worden in de resultatenrekening verwerkt.

### Materiële vaste activa

Materiële vaste activa worden gewaardeerd op aanschaffingswaarde en lineair afgeschreven over de verwachte economische levensduur.
Materiële vaste activa die buiten gebruik gesteld of aan derden verhuurd zijn worden gerubriceerd onder niet aan de bedrijfsuitoefening dienstbare vaste bedrijfsmiddelen en gewaardeerd op de laagste van bedrijfswaarde of directe opbrengstwaarde.
Materiële vaste activa in bestelling zijn mede onder dit hoofd opgenomen.
Productiesoftware die gebruikt wordt voor de ontwikkeling van software, die bestemd is voor de verkoop aan derden, wordt geactiveerd onder materiële vaste activa en afgeschreven. Voor eigen gebruik aangeschafte of vervaardigde software wordt eveneens geactiveerd onder materiële vaste activa indien de kosten een minimum grens te boven gaan. De overige software wordt direct ten laste van het resultaat gebracht.

### Niet-geconsolideerde deelnemingen

Onder niet-geconsolideerde deelnemingen wordt het aandeel in de netto-vermogenswaarde van niet-geconsolideerde minderheidsbelangen opgenomen, verhoogd met de aan die deelnemingen verstrekte financiering. De netto-vermogenswaarde van niet-geconsolideerde deelnemingen wordt bepaald op basis van de VNU-waarderingsgrondslagen. Deelnemingen waarin geen invloed van betekenis op het beleid kan worden uitgeoefend, hieronder mede begrepen venture capital funds, worden gewaardeerd op kostprijs, eventueel verminderd tot lagere marktwaarde.

### Voorraden

Voorraden worden gewaardeerd tegen kostprijs op basis van aanschaffingswaarde. In het onderhanden werk zijn onder meer begrepen de directe en indirecte kosten betreffende nog te publiceren telefoon-, beroeps- en bedrijfsgidsen. Op voorraden worden, indien noodzakelijk, voorzieningen voor incourantheid of verwachte toekomstige verliezen in mindering gebracht.

### Vorderingen

Vorderingen worden gewaardeerd op de nominale bedragen onder aftrek van voorzieningen voor oninbaarheid en te verwachten retouren. Tot vorderingen worden ook latente belastingvorderingen gerekend. Toekomstige belastingbesparingen door benutting van verrekenbare verliezen worden geactiveerd, voorzover die belastingbesparingen binnen afzienbare termijn als realiseerbaar worden beschouwd. Belastingbesparingen in verband met fiscale afschrijvingen over de tot en met 1997 in de financiële verslaglegging ten laste van de overige reserves afgeboekte immateriële activa worden op dezelfde wijze behandeld.

### Langlopende schulden

Langlopende schulden worden opgenomen voor de nominale bedragen. De binnen een jaar vervallende aflossingen worden onder de kortlopende schulden gerubriceerd.

### Voorziening voor reeds ingegane pensioenen en overbruggingsregelingen

De voorziening is bepaald op actuariële basis met toepassing van een discontovoet van 4%.

### Voorziening voor latente belastingverplichtingen

De voorziening voor latente belastingverplichtingen wordt vastgesteld op nominale basis tegen de geldende tarieven over de tijdelijke waarderingsverschillen tussen de balans volgens de financiële verslaglegging en de fiscale balans.
Onder de voorziening voor latente belastingverplichtingen is een voorziening voor belastingrisico's opgenomen.

### Overige activa en passiva

Alle overige hiervoor niet genoemde activa en passiva zijn opgenomen tegen de nominale waarde, zo nodig onder aftrek van voorzieningen.

## Grondslagen van resultatenbepaling

### Omzetrealisatie
Op het moment van levering aan derden wordt de omzet als gerealiseerd beschouwd.

### Netto-omzet
De netto-omzet wordt verantwoord onder aftrek van verstrekte kortingen en omzetbelasting.

### Kosten van grond- en hulpstoffen
Kosten van grond- en hulpstoffen en van goederen die VNU inkoopt en in handelsfunctie doorlevert worden bepaald op basis van aanschaffingswaarde.

### Sociale lasten
Onder sociale lasten worden tevens de pensioenlasten verantwoord. Voor het grootste deel van de medewerkers van de Nederlandse bedrijven is het pensioen verzekerd bij de Stichting Pensioenfonds VNU. In de VNU-pensioenregeling zijn de pensioenen herverzekerd op basis van een overrentestelsel. Eerst worden uit de overrente de pensioenlasten verlaagd met een bedrag gelijk aan de normale korting die verzekeringsmaatschappijen aan haar klanten verstrekken. Het resterende overschot of tekort ten opzichte van de rekenrente van 4% wordt verantwoord als interestbate of -last. Daarnaast is sprake van een groot aantal andere pensioenregelingen.

### Voorbereidingskosten
Voorbereidingskosten voor nieuw te ontwikkelen producten worden in het lopende boekjaar ten laste van de resultaten gebracht.

### Afschrijvingen materiële vaste activa
De afschrijvingen op de materiële vaste activa vinden plaats over de aanschaffingswaarde volgens de lineaire methode over de verwachte economische levensduur. Op activa in bestelling wordt niet afgeschreven.
De afschrijvingspercentages voor de belangrijkste activagroepen zijn als volgt:

| | in % |
|---|---|
| Bedrijfsgebouwen | 2½ – 4 |
| Kantoorgebouwen | 2 |
| Machines en installaties | 10 – 20 |
| Kantoormachines en inventaris | 10 – 33⅓ |
| Personenauto's | 25 – 33⅓ |
| Software | 25 – 50 |

### Aandeel in bedrijfsresultaat niet-geconsolideerde deelnemingen
Hieronder wordt opgenomen het aandeel in het bedrijfsresultaat van niet-geconsolideerde deelnemingen, waarin VNU invloed van betekenis kan uitoefenen. Dit bedrijfsresultaat wordt bepaald op basis van de VNU-grondslagen van resultatenbepaling. De rentebaten, rentelasten, belastingen en het buitengewone resultaat van deze deelnemingen zijn begrepen in de betreffende posten uit de groepswinst- en -verliesrekening. Bij op kostprijs gewaardeerde deelnemingen, hieronder mede begrepen venture capital funds, wordt het ontvangen dividend als opbrengst van financiële vaste activa verantwoord.

### Goodwill amortisatie
Goodwill wordt lineair afgeschreven over de geschatte economische levensduur van de verworven activiteiten tot ten hoogste 40 jaar.
De afschrijvingstermijn is onder meer afhankelijk van de te verwachten stabiliteit in de winstontwikkeling van de betreffende onderneming. Tot nu toe is de maximaal toegepaste termijn 30 jaar.

### Belastingen
De hieronder verantwoorde belasting naar de winst wordt berekend over het resultaat voor belastingen volgens de groepswinst- en -verliesrekening op basis van de in de verschillende landen geldende belastingtarieven.
Verschillen tussen geactiveerde belastingvorderingen en de realisatie daarvan zijn begrepen in de post belastingen in de winst- en verliesrekening.

### Buitengewoon resultaat
Incidentele, niet tot de normale bedrijfsuitoefening van het jaar behorende baten en lasten van aanzienlijke omvang worden als buitengewoon resultaat gerubriceerd.

# Grondslagen voor de inrichting van het kasstroomoverzicht

## Verwerving groepsmaatschappijen en niet-geconsolideerde deelnemingen

Betalingen voor acquisities van geconsolideerde en niet-geconsolideerde deelnemingen (inclusief betalingen in verband met mutaties in de financiering) worden op deze regel weergegeven. Liquide middelen, waarover de geacquireerde deelnemingen op het moment van acquisitie beschikken, worden hierop in mindering gebracht.

## Desinvestering groepsmaatschappijen en niet-geconsolideerde deelnemingen

Ontvangsten als gevolg van vervreemding van geconsolideerde en niet-geconsolideerde deelnemingen (inclusief ontvangsten in verband met mutaties in de financiering) worden op deze regel verantwoord. Hierbij worden de bij vervreemding aanwezige liquide middelen op de opbrengst in mindering gebracht.

## Betaald dividend

Op deze regel wordt het betaalde slotdividend over het voorgaande boekjaar verhoogd met het interimdividend van het verslagjaar gerubriceerd.

## Vrije kasstroom

De vrije kasstroom bestaat uit de kasstroom uit operationele activiteiten, verminderd met de netto investeringen in materiële vaste activa en het betaalde dividend.

## Deconsolidatie

Ultimo 1999 is de balans van VNU Dagbladen, vooruitlopend op de verkoop aan Wegener, niet meer in de consolidatie betrokken en verwerkt onder niet-geconsolideerde deelnemingen.

| Immateriële vaste activa<br>BEDRAGEN X EUR 1.000 | 2000 | 1999 |
|---|---|---|
| **Uitgavenrechten** | | |
| Boekwaarde per 1 januari | **1.954.216** | 1.205.495 |
| Investeringen | **306.284** | 766.498 |
| Boekwaarde desinvesteringen | **(9.051)** | — |
| Koersverschillen | **81.529** | 50.290 |
| Deconsolidaties | **(26.444)** | (68.067) |
| Boekwaarde per 31 december | **2.306.534** | 1.954.216 |

In de netto-vermogenswaarde van de niet-geconsolideerde deelnemingen zijn eveneens uitgavenrechten begrepen. Het VNU-aandeel hierin bedraagt eind 2000 circa EUR 34 miljoen (1999: EUR 75 miljoen).

| | | |
|---|---|---|
| **Goodwill** | | |
| Boekwaarde per 1 januari | **3.575.082** | 1.278.075 |
| Investeringen | **693.242** | 2.241.307 |
| Boekwaarde desinvesteringen | **(3.172)** | — |
| Amortisatie | **(184.187)** | (73.477) |
| Koersverschillen | **194.445** | 130.274 |
| Deconsolidaties | **—** | (1.097) |
| Boekwaarde per 31 december | **4.275.410** | 3.575.082 |
| Cumulatieve afschrijvingen | **297.887** | 112.953 |

Van 1980 tot en met 1997 is ongeveer EUR 900 miljoen goodwill in verband met acquisities ten laste van de overige reserves gebracht. Dit bedrag is netto, dat wil zeggen na aftrek van na het acquisitiemoment gerealiseerde of geactiveerde belastingbesparingen en naar het vermogen teruggeboekte goodwill in verband met de verkoop van deelnemingen. Met ingang van 1998 wordt bij acquisities betaalde goodwill geactiveerd en in maximaal 40 jaar afgeschreven.

| | | |
|---|---|---|
| Totaal immateriële vaste activa | **6.581.944** | 5.529.298 |

## Materiële vaste activa

| BEDRAGEN X EUR 1.000 | Bedrijfsgebouwen en -terreinen | Machines en installaties | Andere vaste bedrijfsmiddelen | Vaste bedrijfsmiddelen in bestelling of in uitvoering | Niet aan de bedrijfsuitoefening dienstbare vaste bedrijfsmiddelen | Totaal |
|---|---|---|---|---|---|---|
| Boekwaarde per 1 januari | 41.690 | 45.681 | 172.802 | — | 4.261 | 264.434 |
| Investeringen | 30.216 | 20.397 | 95.184 | 8.498 | — | 154.295 |
| Boekwaarde desinvesteringen | (6.015) | (5.940) | (30.643) | — | — | (42.598) |
| Afschrijvingen | (7.413) | (14.867) | (63.984) | — | (56) | (86.320) |
| Koersverschillen | 1.872 | 3.033 | 8.721 | — | 353 | 13.979 |
| Boekwaarde per 31 december | 60.350 | 48.304 | 182.080 | 8.498 | 4.558 | 303.790 |
| Cumulatieve afschrijvingen | 36.308 | 88.973 | 293.430 | — | 71 | 418.782 |
| Verzekerde waarde (exclusief grond en fundamenten) | 36.140 | 99.968 | 346.199 | — | — | 482.307 |

## Financiële vaste activa

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| **Niet-geconsolideerde deelnemingen** | | |
| **Aandeel in netto-vermogenswaarde of kostprijs** | | |
| Saldo begin boekjaar | **229.599** | 52.383 |
| Mutatie door verwerving, vervreemding, consolidatie of deconsolidatie | **(83.981)** | 166.190 |
| Aandeel in de nettowinst | **17.181** | 22.997 |
| Dividendontvangsten | **(16.389)** | (14.119) |
| Koersverschillen | **(230)** | 2.148 |
| Saldo einde boekjaar | **146.180** | 229.599 |
| **Financiering** | | |
| Saldo begin boekjaar | **2.918** | 7.760 |
| Mutaties | **1.730** | (4.842) |
| Saldo einde boekjaar | **4.648** | 2.918 |
| Totaal niet-geconsolideerde deelnemingen | **150.828** | 232.517 |

Een belangrijk gedeelte van de Mutatie door verwerving, vervreemding, consolidatie of deconsolidatie wordt in 1999 en in 2000 veroorzaakt door de deconsolidatie respectievelijk verkoop van VNU Dagbladen aan Wegener.

| | 2000 | 1999 |
|---|---|---|
| **Leningen u/g** | | |
| Saldo begin boekjaar | **12.245** | 6.877 |
| Mutaties | **5.772** | 5.368 |
| Saldo einde boekjaar | **18.017** | 12.245 |
| Totaal financiële vaste activa | **168.845** | 244.762 |

## Voorraden

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Grond- en hulpstoffen | **17.573** | 11.804 |
| Onderhanden werk en projecten | **52.628** | 45.903 |
| Gereed product | **25.774** | 23.645 |
| Saldo einde boekjaar | **95.975** | 81.352 |

## Vorderingen

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Advertentiedebiteuren | **376.764** | 293.786 |
| Overige handelsdebiteuren | **328.337** | 269.265 |
| Voorschotten | **6.878** | 5.530 |
| Latente belastingvorderingen | **111.367** | 103.650 |
| Overige vorderingen | **228.562** | 188.497 |
| Overlopende activa | **62.077** | 44.725 |
| Saldo einde boekjaar | **1.113.985** | 905.453 |

In het saldo einde boekjaar is een bedrag van circa EUR 60 miljoen begrepen met een looptijd korter dan 1 jaar.
Toekomstige belastingbesparingen door benutting van verrekenbare verliezen worden geactiveerd, voorzover die belastingbesparingen binnen afzienbare termijn als realiseerbaar worden beschouwd.

## Liquide middelen

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Kasmiddelen en banktegoeden | **510.518** | 442.252 |
| Deposito's en kasgeldleningen | **91.904** | 174.272 |
| Saldo einde boekjaar | **602.422** | 616.524 |

De gemiddelde resterende looptijd van de deposito's bedraagt 1 maand.
Het deel van de kasmiddelen dat toebehoort aan een Amerikaans meerderheidsbelang, ter grootte van EUR 359 miljoen, staat niet ter vrije beschikking.

## Kortlopende schulden

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Handelscrediteuren | **239.727** | 184.842 |
| Belastingen en sociale premies | **218.022** | 119.197 |
| Schulden uit hoofde van pensioenen | **4.189** | 8.141 |
| Te betalen personeelskosten | **85.207** | 71.877 |
| Te betalen interest | **54.039** | 40.677 |
| Te betalen dividend | **94.416** | 81.460 |
| Vooruitontvangen bedragen | **318.424** | 150.434 |
| Aflossingsverplichtingen op leningen | **505.092** | 1.898.031 |
| Overige schulden | **424.175** | 432.788 |
| Saldo einde boekjaar | **1.943.291** | 2.987.447 |

De daling van het bedrag aan aflossingsverplichtingen op leningen is het gevolg van het in 2000 terugbetalen van het overbruggingskrediet aangegaan voor de financiering van de acquisitie van Nielsen Media Research.

Van de kortlopende schulden zijn alleen de aflossingsverplichtingen op leningen rentedragend.

## Langlopende schulden

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| ▫ Gesyndiceerde banklening, oorspronkelijk NLG 2.750 miljoen met een variabele rente, waarvan NLG 2.000 miljoen is geswapped naar een vaste halfjaarlijkse rente van 4,61% en NLG 750 miljoen variabel blijft met een op 6 maands EURIBOR gebaseerde rente. Op zowel de vaste als de variabele rente is een opslag van toepassing variërend van 20 tot 35 basispunten. Tot 15 juni 2001 is de effectieve variabele rente inclusief opslag 4,90%. De restant hoofdsom wordt afgelost in 9 halfjaarlijkse termijnen, waarvan de eerstvolgende vervalt op 15 juni 2001 | **623.948** | 802.218 |
| ▫ 5,50% obligatielening, NLG 600 miljoen, af te lossen in 2008 | **272.268** | 272.268 |
| ▫ 7,60% obligatielening, USD 150 miljoen, af te lossen in 2009 | **161.205** | 148.679 |
| ▫ 6,48% onderhandse leningen, oorspronkelijk NLG 75 miljoen, af te lossen in de jaren 2001 tot en met 2003 | **13.613** | 20.420 |
| ▫ 7,73% obligatielening, GBP 60 miljoen, af te lossen in 2003 | **95.022** | 65.096 |
| ▫ 7,28% banklening, USD 25 miljoen, aflosbaar in 2003 | **26.868** | 24.780 |
| ▫ 6,26% banklening, USD 25 miljoen, aflosbaar in 2001 | **—** | 24.780 |
| ▫ Gesyndiceerde banklening, oorspronkelijk HUF 11.045 miljoen met een op 3 maands BUBOR gebaseerde rente. De restant hoofdsom wordt afgelost in 13 halfjaarlijkse termijnen, waarvan de eerstvolgende vervalt op 24 maart 2001 | **38.782** | — |
| ▫ Banklening, EUR 42,4 miljoen, af te lossen in 2004 met een op 6 maands EURIBOR gebaseerde rente | **42.400** | — |
| ▫ 6,63% obligatielening, EUR 500 miljoen, geswapped naar USD 446,6 miljoen met een vaste rente van 8,86%, af te lossen in 2007 | **480.016** | — |
| ▫ Overige schulden | **17.512** | — |
| Totaal obligatieleningen en onderhandse leningen | **1.771.634** | 1.358.241 |
| Overige langlopende verplichtingen | **231.219** | 318.470 |
| Saldo einde boekjaar | **2.002.853** | 1.676.711 |

De komende jaren dienen de volgende aflossingen op bovengenoemde leningen plaats te vinden: in 2001 EUR 217 miljoen, in 2002 EUR 191 miljoen, in 2003 EUR 191 miljoen, in 2004 EUR 324 miljoen en na 2004 EUR 1.066 miljoen. Hierin zijn de aflossingen op het achtergesteld vreemd vermogen niet begrepen.

Met bankiers zijn in totaal voor EUR 227 miljoen aan meerjarige multicurrency standby-overeenkomsten gesloten, waarop ultimo 2000 voor USD 190 miljoen is getrokken. De binnen een jaar af te lossen bedragen zijn opgenomen onder de kortlopende schulden. Voor langlopende schulden zijn geen zekerheden gesteld.

Inzake de NLG 2.750 miljoen gesyndiceerde banklening is met de financiers een – op afwijkende wijze berekende – minimum interest coverage ratio overeengekomen van 3. Deze interest coverage ratio wordt berekend door het totaal bedrijfsresultaat voor goodwill amortisatie, verhoogd met de afschrijvingen materiële vaste activa, te delen door het saldo van rentebaten en -lasten. Hierbij wordt het aandeel in het bedrijfsresultaat van niet-geconsolideerde deelnemingen gemaximeerd op 10% van het bedrijfsresultaat van de geconsolideerde deelnemingen. Voor 2000 komt de op deze wijze berekende interest coverage ratio uit op 5,8.

Voor een nog uitstaand bedrag van EUR 20 miljoen, inclusief EUR 7 miljoen onder kortlopende schulden, bevatten financieringscontracten de clausule, dat zonder voorafgaande toestemming van geldgevers geen nieuwe geldlening mag worden aangegaan als hierdoor het lang vreemd vermogen het garantievermogen met meer dan 50% zal overtreffen.
Onder garantievermogen wordt verstaan de som van eigen vermogen, het achtergesteld vreemd vermogen en de voorziening voor latente belastingverplichtingen.
Onder lang vreemd vermogen wordt verstaan de som van langlopende schulden, exclusief het achtergesteld vreemd vermogen, en voorzieningen met uitzondering van de voorziening voor latente belastingverplichtingen.
Ultimo 2000 bedroeg het garantievermogen EUR 4.714 miljoen en het lang vreemd vermogen EUR 2.042 miljoen.

## Voorzieningen

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| **Voorziening voor reeds ingegane pensioenen en overbruggingsregelingen** | | |
| Saldo begin boekjaar | 31.485 | 20.790 |
| Mutaties | 7.493 | 10.695 |
| Saldo einde boekjaar | 38.978 | 31.485 |

Het binnen een jaar uit te keren bedrag van circa EUR 6 miljoen is opgenomen onder de kortlopende schulden.

| | 2000 | 1999 |
|---|---|---|
| **Voorziening voor latente belastingverplichtingen** | | |
| Saldo begin boekjaar | 117.038 | 48.240 |
| Mutaties | 17.482 | 68.798 |
| Saldo einde boekjaar | 134.520 | 117.038 |

De latente belastingschulden moeten vrijwel geheel als langlopend worden beschouwd.

| | 2000 | 1999 |
|---|---|---|
| Totaal voorzieningen | 173.498 | 148.523 |

## Achtergesteld vreemd vermogen

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| ▫ 2,75% achtergestelde converteerbare obligatielening, oorspronkelijk NLG 750 miljoen, looptijd tot april 2005 | 340.102 | 340.333 |
| ▫ 5,55% achtergestelde onderhandse lening, NLG 500 miljoen, af te lossen in de jaren 2004 tot en met 2008 | 226.890 | 226.890 |
| ▫ 1,75% achtergestelde converteerbare obligatielening, oorspronkelijk EUR 265 miljoen, looptijd tot november 2004 | 264.992 | 265.000 |
| Saldo einde boekjaar | 831.984 | 832.223 |

In 1998 is een achtergestelde converteerbare obligatielening uitgegeven met een nominale waarde van NLG 750 miljoen, of ongeveer EUR 340 miljoen. De conversievoorwaarden gaven het recht obligaties te converteren in gewone aandelen VNU nv à EUR 0,20 tegen een conversiekoers van EUR 41,35. Indien obligaties ter conversie werden aangeboden, had VNU het recht om, in plaats van aandelen uit te geven, de tegenwaarde in geld uit te keren. Tevens was VNU vanaf 15 april 2001 gerechtigd de lening vervroegd af te lossen op voorwaarde dat de slotkoers van de gewone aandelen VNU nv op 20 beursdagen in een periode van 30 opeenvolgende beursdagen tenminste 130% van de conversiekoers had bedragen. VNU heeft op 26 februari 2001 bekend gemaakt van laatstgenoemd recht gebruik te maken door de lening op 17 april 2001 geheel vervroegd af te lossen.

In 1999 is een achtergestelde converteerbare obligatielening uitgegeven met een nominale waarde van EUR 265 miljoen. De conversievoorwaarden geven het recht obligaties te converteren in gewone aandelen VNU nv à EUR 0,20 tegen een conversiekoers van EUR 41,88. VNU heeft het recht om na 15 november 2002 de lening vervroegd af te lossen op voorwaarde dat de slotkoers van de gewone aandelen VNU nv op 20 beursdagen in een periode van 30 opeenvolgende beursdagen tenminste 130% van de conversiekoers heeft bedragen.

## Aandelenkapitaal en agio

Voor informatie over omvang en samenstelling van het aandelenkapitaal alsmede het agio wordt verwezen naar de toelichting op de vennootschappelijke jaarrekening op pagina 73 tot en met 80. Tevens wordt daar het optiebezit van VNU-bestuurders en sleutelfunctionarissen toegelicht.

## Overige reserves

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Saldo begin boekjaar | **705.368** | 441.459 |
| Mutatie goodwill in verband met desinvesteringen | **33.845** | 5.919 |
| Koersverschillen deelnemingen en financieringen | **211.488** | 153.049 |
| Mutatie uit hoofde van stockdividend | **42.633** | — |
| Mutatie aanschaffingswaarde voorraad eigen aandelen | **272** | 705 |
| Overige mutaties | **(21.446)** | (38.402) |
| Toevoeging volgens winstverdelingsvoorstel | **674.626** | 142.638 |
| Saldo einde boekjaar | **1.646.786** | 705.368 |

Bij het voorstel bestemming nettowinst is ervan uitgegaan, dat het volledige dividend op gewone aandelen in contanten wordt uitbetaald.

## Niet uit de balans blijkende verplichtingen

De niet uit de balans blijkende verplichtingen betreffen EUR 26 miljoen aan garanties ten behoeve van niet-geconsolideerde deelnemingen of derden.

Er bestaat daarnaast voor een bedrag van EUR 80 miljoen aan jaarlijkse huurverplichtingen. De verplichtingen hebben een gemiddelde looptijd van 8,2 jaar. De hoogste individuele huurverplichting is EUR 13 miljoen per jaar en loopt tot 2015.

Voorts bestaan er verplichtingen tot het overnemen van belangen van derden in ondernemingen, waarin VNU reeds als meerderheids- of minderheidsaandeelhouder participeert. Deze overnames moeten vóór een toekomstige datum gerealiseerd zijn. De overnamesom is afhankelijk van de toekomstige resultaten of kasstroom van de deelneming waarin het belang wordt vergroot. Met Roto Smeets De Boer zijn lange termijn drukcontracten gesloten.

De lijst van kapitaalbelangen is opgenomen op de pagina's 96 tot en met 101 van dit jaarverslag.

# Toelichting op de groepswinst- en -verliesrekening

## Netto-omzet

BEDRAGEN X EUR 1.000

| | 2000 | in % | 1999 | in % |
|---|---|---|---|---|
| Bladen | 535.461 | 15,8 | 594.630 | 21,2 |
| Advertenties* | 1.251.666 | 37,0 | 1.284.370 | 45,7 |
| Database Services | 1.015.576 | 30,0 | 528.302 | 18,8 |
| Vakbeurzen | 110.846 | 3,3 | 47.794 | 1,7 |
| Distributie | 133.430 | 3,9 | 134.034 | 4,8 |
| Diversen | 337.581 | 10,0 | 220.021 | 7,8 |
| Totaal | 3.384.560 | 100,0 | 2.809.151 | 100,0 |

* Waarvan omzet personeelsadvertenties EUR 107 miljoen in 2000 respectievelijk EUR 165 miljoen in 1999.

De omzet bladen bestaat uit publiekstijdschriften en vaktijdschriften (in 1999 eveneens dagbladen). Omzet van ingekochte door derden uitgegeven producten wordt onder omzet distributie verantwoord. Onder Diversen is mede begrepen de boekwinst uit de verkoop van deelnemingen.

## Geografische omzetverdeling in procenten

| | 2000 | 1999 |
|---|---|---|
| Nederland | 28 | 44 |
| Verenigde Staten | 46 | 30 |
| België | 11 | 13 |
| Groot-Brittannië | 6 | 6 |
| Overige landen | 9 | 7 |
| Totaal | 100 | 100 |

## Personeelskosten

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Lonen en salarissen | 800.309 | 658.711 |
| Sociale lasten | 169.854 | 153.492 |
| Overige personeelskosten | 150.910 | 78.199 |
| Totaal | 1.121.073 | 890.402 |

De in de post sociale lasten begrepen pensioenlasten bedroegen in het verslagjaar EUR 38 miljoen. In 1999 was dit EUR 37 miljoen.

## Aantal medewerkers

In 2000 was het gewogen gemiddeld aantal medewerkers uitgedrukt in fulltime eenheden 18.720 (1999: 14.591).

## Belastingen

VNU beschikt over compenseerbare verliezen en fiscaal afschrijfbare immateriële activa van ruim EUR 1.300 miljoen die in de financiële verslaglegging niet worden gewaardeerd. Indien uit dit potentieel in toekomstige jaren belastingbesparingen zullen worden gerealiseerd, zullen die grotendeels ten gunste van de belastingdruk komen en in mindere mate ten gunste van het eigen vermogen.

## Buitengewoon resultaat

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Buitengewoon resultaat | **577.183** | (1.785) |
| Belastingen | — | — |
| Buitengewoon resultaat na belastingen | **577.183** | (1.785) |

Het buitengewoon resultaat in 2000 betreft de boekwinst als gevolg van de verkoop van VNU Dagbladen aan Wegener.

Met ingang van dit jaar worden alleen nog eenmalige, niet tot de normale bedrijfsuitoefening van het jaar behorende, baten en lasten van aanzienlijke omvang, als buitengewoon resultaat gerubriceerd. In 1999 betrof het buitengewoon resultaat onder andere een boekwinst op de verkoop van een circa 10% belang in Scoot.com alsmede een voorziening inzake een afwaardering van belangen in twee internet venture capital funds.

## Resultaten proportioneel geconsolideerde 50% deelnemingen

In de groepswinst- en -verliesrekening is het volgende aandeel van proportioneel geconsolideerde 50% deelnemingen begrepen.

| BEDRAGEN X EUR 1.000 | 2000 | 1999 |
|---|---|---|
| Netto-omzet | **86.949** | 40.856 |
| Totaal bedrijfsresultaat voor goodwill amortisatie | **(8.613)** | 3.056 |
| Goodwill amortisatie | **(2.940)** | (437) |
| Bedrijfsresultaat na goodwill amortisatie | **(11.553)** | 2.619 |
| Rentebaten | **580** | 116 |
| Rentelasten | **(2.963)** | (404) |
| Uitkomst van financiële baten en lasten | **(2.383)** | (288) |
| Resultaat uit gewone bedrijfsuitoefening voor belastingen | **(13.936)** | 2.331 |
| Belastingen | **(1.346)** | (483) |
| Resultaat uit gewone bedrijfsuitoefening na belastingen | **(15.282)** | 1.848 |

## Resultaten niet-geconsolideerde deelnemingen

Voor niet-geconsolideerde deelnemingen, waarin invloed van betekenis op het beleid wordt uitgeoefend, zijn in totaal de volgende posten in de groepswinst- en -verliesrekening opgenomen.

| BEDRAGEN X EUR 1.000 | 2000 | 1999 |
|---|---|---|
| Aandeel in bedrijfsresultaat niet-geconsolideerde deelnemingen | **28.586** | 34.511 |
| Goodwill amortisatie | **(1.375)** | — |
| Bedrijfsresultaat na goodwill amortisatie | **27.211** | 34.511 |
| Rentebaten | **311** | 1.278 |
| Rentelasten | **(1.284)** | (2.813) |
| Uitkomst van financiële baten en lasten | **(973)** | (1.535) |
| Resultaat uit gewone bedrijfsuitoefening voor belastingen | **26.238** | 32.976 |
| Belastingen | **(9.057)** | (9.979) |
| Resultaat uit gewone bedrijfsuitoefening na belastingen | **17.181** | 22.997 |

## Verwerving groepsmaatschappijen en niet-geconsolideerde deelnemingen

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Acquisitiebetalingen | **(1.014.911)** | (2.894.569) |
| Liquide middelen aanwezig bij geacquireerde deelnemingen | **12.512** | 544.649 |
| Mutatie financiering niet-geconsolideerde deelnemingen | **(4.644)** | (4.055) |
| Totaal | **(1.007.043)** | (2.353.975) |

## Desinvestering groepsmaatschappijen en niet-geconsolideerde deelnemingen

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Opbrengst van desinvesteringen | **851.176** | 33.454 |
| Liquide middelen aanwezig bij gedesinvesteerde deelnemingen | **(4.807)** | — |
| Mutatie financiering niet-geconsolideerde deelnemingen | **2.914** | 8.889 |
| Totaal | **849.283** | 42.343 |

# Segmentatieoverzicht

| Segmentatie naar activiteit<br>BEDRAGEN X EUR 1 MILJOEN | Marketing-informatie | | Business-informatie | | Directories | | Consumenten-informatie | |
|---|---|---|---|---|---|---|---|---|
| | **2000** | **1999** | **2000** | **1999** | **2000** | **1999** | **2000** | **1999** |
| Netto-omzet | **1.109** | 554 | **921** | 654 | **433** | 414 | **823** | 732 |
| Totaal bedrijfsresultaat voor goodwill amortisatie | **211** | 88 | **165** | 122 | **236** | 224 | **137** | 122 |
| Boekwaarde activa | **5.321** | 4.059 | **3.267** | 3.111 | **2.258** | 2.248 | **775** | 803 |
| Totaal van de verplichtingen | **(3.018)** | (3.280) | **(3.376)** | (2.971) | **(1.840)** | (1.862) | **(552)** | (573) |
| Investeringen materiële en immateriële vaste activa | **137** | 2.912 | **847** | 176 | **3** | 21 | **115** | 53 |
| Afschrijvingen en amortisatie | **(144)** | (39) | **(38)** | (17) | **(42)** | (42) | **(23)** | (13) |
| Boekwaarde niet-geconsolideerde deelnemingen | **68** | 17 | **1** | — | **36** | 27 | **15** | 10 |
| Aandeel in bedrijfsresultaat niet-geconsolideerde deelnemingen | **5** | 6 | **—** | — | **22** | 22 | **3** | 3 |

| Geografische segmentatie<br>BEDRAGEN X EUR 1 MILJOEN | Nederland | | Verenigde Staten | | België | | Groot-Brittannië | |
|---|---|---|---|---|---|---|---|---|
| | **2000** | **1999** | **2000** | **1999** | **2000** | **1999** | **2000** | **1999** |
| Netto-omzet | **944** | 1.221 | **1.557** | 863 | **374** | 363 | **218** | 165 |
| Boekwaarde activa | **2.561** | 2.464 | **5.677** | 4.549 | **175** | 173 | **197** | 182 |
| Investeringen materiële en immateriële vaste activa | **112** | 102 | **888** | 3.049 | **6** | 9 | **13** | 45 |

| Educatieve Informatie | | Dagbladen | | Overige | | Eliminaties | | Totaal | |
|---|---|---|---|---|---|---|---|---|---|
| **2000** | **1999** | **2000** | **1999** | **2000** | **1999** | **2000** | **1999** | **2000** | **1999** |
| **76** | 69 | **—** | 382 | **35** | 13 | **(12)** | (9) | **3.385** | 2.809 |
| **17** | 15 | **—** | 69 | **(37)** | (36) | **—** | — | **729** | 604 |
| **38** | 37 | **—** | — | **5.652** | 4.635 | **(8.444)** | (7.251) | **8.867** | 7.642 |
| **(13)** | (22) | **—** | — | **(1.945)** | (2.967) | **5.624** | 5.868 | **(5.120)** | (5.807) |
| **2** | 1 | **—** | 8 | **50** | 60 | **—** | — | **1.154** | 3.231 |
| **(2)** | (1) | **—** | (18) | **(23)** | (8) | **—** | — | **(272)** | (138) |
| **—** | — | **—** | — | **31** | 179 | **—** | — | **151** | 233 |
| **—** | — | **—** | — | **(1)** | 4 | **—** | — | **29** | 35 |

| Overige landen | | Totaal | |
|---|---|---|---|
| **2000** | **1999** | **2000** | **1999** |
| **292** | 197 | **3.385** | 2.809 |
| **257** | 274 | **8.867** | 7.642 |
| **135** | 26 | **1.154** | 3.231 |

# Vennootschappelijke jaarrekening over 2000

## Balans per 31 december 2000 na winstbestemming

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Financiële vaste activa | **5.517.248** | 2.889.967 |
| Vlottende activa | **44.050** | 48.861 |
| Kortlopende schulden | **(425.781)** | (141.385) |
| Werkkapitaal | **(381.731)** | (92.524) |
| Te financieren kapitaal | **5.135.517** | 2.797.443 |
| Langlopende schulden | **783.409** | 357.784 |
| Achtergesteld vreemd vermogen | **605.094** | 605.333 |
| **Eigen vermogen** | | |
| Aandelenkapitaal | **49.762** | 45.137 |
| Agio | **2.050.466** | 1.083.821 |
| Wettelijke reserve | **30.387** | 29.595 |
| Overige reserves | **1.616.399** | 675.773 |
| | **3.747.014** | 1.834.326 |
| Financierend vermogen | **5.135.517** | 2.797.443 |

## Winst- en verliesrekening over 2000

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Overige bedrijfskosten | **163** | 132 |
| Netto-resultaat dochtermaatschappijen | **702.181** | 239.206 |
| Rentebaten | **208.909** | 49.901 |
| Rentelasten | **(103.735)** | (41.821) |
| Uitkomst van financiële baten en lasten | **105.174** | 8.080 |
| Resultaat uit gewone bedrijfsuitoefening voor belastingen | **807.192** | 247.154 |
| Belastingen | **(8.153)** | (2.226) |
| Nettowinst | **799.039** | 244.928 |

## Waarderingsgrondslagen

De waarderingsgrondslagen zijn gelijk aan die weergegeven in de toelichting op de groepsjaarrekening.

## Financiële vaste activa

Dit betreft de 100% deelnemingen in vier dochtermaatschappijen, die gewaardeerd worden op nettovermogenswaarde, de vorderingen op deze dochtermaatschappijen en de vordering op de Stichting tot Beheer van de Prioriteitsaandelen in VNU nv.

| BEDRAGEN X EUR 1.000 | 2000 | 1999 |
|---|---|---|
| Saldo begin boekjaar | **2.889.967** | 1.283.293 |
| Netto-resultaat dochtermaatschappijen | **702.181** | 239.206 |
| Teruggeboekte goodwill | **33.845** | 5.919 |
| Mutaties in verband met financiering | **1.891.255** | 1.361.549 |
| Saldo einde boekjaar | **5.517.248** | 2.889.967 |

## Vlottende activa

| BEDRAGEN X EUR 1.000 | 2000 | 1999 |
|---|---|---|
| Saldo begin boekjaar | **48.861** | 92.259 |
| Mutaties | **(4.811)** | (43.398) |
| Saldo einde boekjaar | **44.050** | 48.861 |

## Kortlopende schulden

| BEDRAGEN X EUR 1.000 | 2000 | 1999 |
|---|---|---|
| Uit te keren dividend | **94.416** | 81.460 |
| Overige vlottende passiva | **331.365** | 59.925 |
| Saldo einde boekjaar | **425.781** | 141.385 |

## Langlopende schulden

| BEDRAGEN X EUR 1.000 | 2000 | 1999 |
|---|---|---|
| Saldo begin boekjaar | **357.784** | 364.591 |
| Mutaties | **425.625** | (6.807) |
| Saldo einde boekjaar | **783.409** | 357.784 |

De per 31 december verschuldigde rente over de langlopende schulden is opgenomen onder de kortlopende schulden.

## Achtergesteld vreemd vermogen

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Saldo begin boekjaar | 605.333 | 340.336 |
| Mutaties | (239) | 264.997 |
| Saldo einde boekjaar | 605.094 | 605.333 |

## Aandelenkapitaal

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Saldo begin boekjaar | 45.137 | 44.437 |
| Uitgifte nieuwe aandelen | 4.625 | 5.975 |
| Effect wijziging nominale waarde aandelen | — | (5.275) |
| Saldo einde boekjaar | 49.762 | 45.137 |
| **Geplaatst en volgestort zijn:** | | |
| 235.588.332 gewone aandelen (1999: 219.664.888) | 47.118 | 43.933 |
| 500 prioriteitsaandelen | 4 | 4 |
| 150.000 7% preferente aandelen | 1.200 | 1.200 |
| 7.200.000 6,22% cumulatief preferente aandelen B | 1.440 | — |
| Saldo einde boekjaar | 49.762 | 45.137 |

Het maatschappelijk kapitaal is als volgt samengesteld: 300 miljoen gewone aandelen en 7.200.000 cumulatief preferente aandelen B, beide met een nominale waarde van EUR 0,20; 7.650.000 preferente aandelen A, 500 prioriteitsaandelen en 150.000 7% preferente aandelen, alle met een nominale waarde van EUR 8.

In het verslagjaar is het aantal uitstaande gewone aandelen met 15,9 miljoen gestegen, waarvan 4,5 miljoen door een aandelenemissie in februari, 10,3 miljoen door een aandelenemissie in september, circa 0,4 miljoen door optie-uitoefening en circa 0,7 miljoen doordat aandeelhouders voor stockdividend hebben geopteerd ten laste van de agioreserve.

In verband met het personeelsaandelenplan heeft de vennootschap ultimo 2000 36.747 gewone aandelen met een nominale waarde van EUR 0,20 in voorraad.

De onderneming heeft aan VNU-bestuurders en sleutelfunctionarissen optierechten toegekend. Met de optieregeling (MOP) streeft VNU naar een hechtere binding met haar sleutelfunctionarissen en het bieden van een concurrerend remuneratiepakket, hetgeen positief moet uitwerken op de aandeelhouderswaarde. In 2000 betrof dit 361 personen. In onderstaande tabel is informatie met betrekking tot de uitoefening van deze rechten opgenomen. De opties geven recht op nieuw te plaatsen gewone aandelen VNU. Nagenoeg alle opties hebben een looptijd van 5 jaar. Vanwege het per 1999 ingegane nieuwe fiscale regime zijn voor Nederlandse deelnemers in 1999 twee conversiekoersen mogelijk, namelijk EUR 34,75, behorende bij een fiscale bijtelling van 20%, of EUR 43,78, behorende bij een fiscale bijtelling van 4%. In 2000 zijn op drie momenten aan verschillende groepen participanten managementopties uitgegeven met drie verschillende uitoefenkoersen. Deze uitoefenkoersen bedragen EUR 64,70, EUR 59,80 en EUR 57,15 en zijn bepaald door het moment van optietoekenning. Vanaf de 1998-serie is voor actieve VNU-bestuurders en sleutelfunctionarissen een wachtperiode van toepassing, waarin geen optierechten mogen worden uitgeoefend.

Vanaf 1999 bestaat er tevens een personeelsoptieplan (POP) voor werknemers in Nederland, inclusief bestuurders en sleutelfunctionarissen.

| Verstrekt in | Looptijd tot | Aantal opties | Uitoefenprijs | Uitgeoefend tot 2000 | Uitgeoefend in 2000 | Vervallen tot 2000 | Vervallen in 2000 | Uitstaand 31/12/00 |
|---|---|---|---|---|---|---|---|---|
| 1996 (MOP) | 15/11/01 | 1.414.000 | EUR 14,34 | 869.000 | 314.000 | 15.000 | — | 216.000 |
| 1998 (MOP) | 23/03/03 | 866.450 | EUR 30,77 | — | 78.400 | 39.450 | 15.700 | 732.900 |
| 1999 (MOP 20%) | 29/03/04 | 710.500 | EUR 34,75 | — | 20.000 | 11.000 | 30.800 | 648.700 |
| 1999 (MOP 4%) | 29/03/04 | 144.000 | EUR 43,78 | — | — | — | 2.000 | 142.000 |
| 1999 (POP) | 09/09/04 | 72.504 | EUR 36,00 | — | 636 | 371 | — | 71.497 |
| 2000 (MOP serie 1) | 10/04/05 | 837.050 | EUR 64,70 | — | — | — | 24.900 | 812.150 |
| 2000 (MOP serie 2) | 02/06/05 | 519.800 | EUR 59,80 | — | — | — | 2.400 | 517.400 |
| 2000 (MOP serie 3) | 21/09/05 | 73.000 | EUR 57,15 | — | — | — | — | 73.000 |
| 2000 (POP) | 15/09/05 | 49.056 | EUR 61,50 | — | — | — | — | 49.056 |
| Totaal | | | | 869.000 | 413.036 | 65.821 | 75.800 | 3.262.703 |

De gemiddelde uitoefenprijs in 2000 bedroeg EUR 18,48.

De gemiddelde toekomstige uitoefenprijs van de resterende opties bedraagt EUR 45,26.

MOP = Management Optie Plan

POP = Personeels Optie Plan

### Agio

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Saldo begin boekjaar | **1.083.821** | 92.470 |
| Mutaties | **966.645** | 991.351 |
| Saldo einde boekjaar | **2.050.466** | 1.083.821 |

### Wettelijke reserve

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Saldo begin boekjaar | **29.595** | 16.701 |
| Mutaties | **792** | 12.894 |
| Saldo einde boekjaar | **30.387** | 29.595 |

De wettelijke reserve is gevormd voor ingehouden winsten bij niet-geconsolideerde deelnemingen.

### Overige reserves

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Saldo begin boekjaar | **675.773** | 424.758 |
| Mutaties | **940.626** | 251.015 |
| Saldo einde boekjaar | **1.616.399** | 675.773 |

### Vennootschappelijke winst- en verliesrekening

Onder toepassing van artikel 402 Titel 9 Boek 2 van het Nederlands Burgerlijk Wetboek is in de vennootschappelijke winst- en verliesrekening uitsluitend het netto-resultaat uit deelnemingen als afzonderlijke post vermeld.

## Garanties

Voor de volgende leningen heeft de vennootschap zich tegenover de geldverstrekkers garant gesteld:

| Jaar | Opgenomen door | Omschrijving |
|---|---|---|
| 1995 | VNU Holding (UK) ltd | Obligatielening, GBP 60 miljoen |
| 1998 | VNU Telemedia bv | Gesyndiceerde banklening, NLG 2.750 miljoen |
| 1998 | VNU Telemedia bv | Achtergestelde onderhandse lening, NLG 500 miljoen |
| 2000 | Nielsen Media Research, inc | Banklening, USD 25 miljoen |
| 2000 | Nielsen Media Research, inc | Obligatielening, USD 150 miljoen |
| 2000 | VNU Budapest Lapkiadó rt | Banklening, HUF 11.045 miljoen |

Ten behoeve van een Amerikaanse werkmaatschappij zijn voor circa USD 17 miljoen aan toekomstige huurverplichtingen gegarandeerd.

Voor de meeste Nederlandse geconsolideerde deelnemingen zijn garanties gesteld in de zin van Artikel 403 Boek 2 van het Nederlands Burgerlijk Wetboek. De jaarrekeningen van bedoelde deelnemingen zijn niet overeenkomstig de voorschriften van Titel 9 Boek 2 van het Nederlands Burgerlijk Wetboek ingericht.

## Beloning bestuurders en commissarissen

De gezamenlijke kosten van salarissen, sociale lasten en pensioenlasten voor bestuurders en twee oud-bestuurders bedroegen over 2000 EUR 4,3 miljoen. De gezamenlijke beloning voor negen commissarissen, waarvan één commissaris per 18 april 2000 is teruggetreden en twee commissarissen per dezelfde datum zijn toegetreden, was EUR 197.394.

De in 2000 uitbetaalde beloningen per (actieve) bestuurder waren als volgt:

| BEDRAGEN X 1 | Nationaliteit | Salaris | Bonus |
|---|---|---|---|
| R.F. van den Bergh | Nederlandse | EUR 388.260 | EUR 227.117 |
| T.G.G. Bouwman (vanaf 18 april 2000) | Nederlandse | EUR 198.270 * | — * |
| F.J.G.M. Cremers | Nederlandse | EUR 332.075 | EUR 206.470 |
| G.S. Hobbs | Amerikaanse | USD 750.000 | USD 273.000 |

* Exclusief salaris en bonussen voorafgaande aan de benoeming tot lid van de Raad van Bestuur.

Aan de Nederlandse leden van de Raad van Bestuur zijn pensioenrechten toegekend. Deze rechten zijn verzekerd bij de Stichting Pensioenfonds VNU. De voorwaarden van deze Stichting zijn van toepassing, met dien verstande dat de pensioengerechtigde leeftijd voor leden van de Raad van Bestuur op 62 jaar is gesteld. Aangezien de pensioenleeftijd afwijkt van de ingangsdatum van het overheidspensioen, voorziet de pensioenregeling in een tijdelijke uitkering om het nadelige effect te compenseren. De opgebouwde pensioenaanspraken per bestuurder zijn als volgt:

| BEDRAGEN X 1 EUR | Leeftijd op 31/12/2000 | Toename opgebouwde aanspraken in 2000 | Opgebouwde pensioenrechten per 31/12/2000 |
|---|---|---|---|
| R.F. van den Bergh | 50 | 27.299 | 165.288 |
| T.G.G. Bouwman | 56 | 17.277 | 81.426 |
| F.J.G.M. Cremers | 48 | 11.314 | 92.482 |

Leden van de Raad van Bestuur hebben de mogelijkheid op hun zestigste levensjaar terug te treden. Teneinde de periode tot het bereiken van de pensioengerechtigde leeftijd te overbruggen, is er een vervangende VUT-regeling van toepassing die voorziet in een uitkering van 80% van het eindsalaris.

## Effectenbezit bestuurders en commissarissen

VNU-bestuurders en één commissaris (oud-bestuurder) waren per eind 2000 eigenaar van 519.100 door VNU verstrekte optierechten, opgebouwd uit 140.100 opties uit de serie 1998, 139.000 opties uit de serie 1999 en 240.000 opties uit de serie 2000.
De belangrijkste voorwaarden zijn nagenoeg identiek aan die van toepassing voor overige functionarissen; uiteraard gelden voor de bestuurders de wettelijke verplichtingen terzake.

Het optiebezit is als volgt over de bestuurders en de commissaris verdeeld:



| | Opties 1998 | Opties 1999 | Opties 2000 |
|---|---|---|---|
| **Raad van Bestuur** | | | |
| R.F. van den Bergh | 32.500 | 32.500 | 60.000 |
| T.G.G. Bouwman | 12.600 | 11.500 | 60.000 |
| F.J.G.M. Cremers | 30.000 | 30.000 | 60.000 |
| G.S. Hobbs | 30.000 | 30.000 | 60.000 |
| **Raad van Commissarissen** | | | |
| J.L. Brentjens | 35.000 | 35.000 | — |
| Totaal | 140.100 | 139.000 | 240.000 |

De uitoefenprijzen 1998, 1999 en 2000 bedragen EUR 30,77, gemiddeld EUR 38,81 en EUR 59,80. De opties uit de serie 1998 en 1999 hebben een looptijd van 5 jaar. Van de serie 2000 heeft 2/3 deel een looptijd van 5 jaar en 1/3 deel een looptijd van 10 jaar.

Geen van de bestuurders of commissarissen bezit VNU-aandelen of converteerbare obligaties.

## Reële waarde langlopende leningen en swaps

De reële waarde van de per balansdatum uitstaande langlopende leningen kan afwijken van de waarde waarvoor deze in de balans zijn opgenomen. In het hierna opgenomen overzicht is de reële waarde van de leningen weergegeven. Ook van de door VNU in het kader van het afdekken van de valuta- en renterisico's van de leningen afgesloten swaps (cross currency swaps en interest rate swaps) is de reële waarde per balansdatum opgenomen.

De reële waarde van de twee converteerbare obligatieleningen, alsmede van de gewone obligatieleningen is direct afgeleid van de beursnotering per 31 december 2000. Bij de bepaling van de reële waarde van de overige leningen is uitgegaan van de classificatie van VNU conform de rating door Standard & Poor's (BBB+) en door Moody's (A3). Bij de reële waarde van de leningen is de opgelopen rente op de lopende coupon niet meegenomen, aangezien deze opgelopen rente in de balans onder de kortlopende verplichtingen is opgenomen.

| BEDRAGEN X 1 MILJOEN | Oorspronkelijke nominale waarde in lokale valuta | | Nominale waarde in EUR | Reële waarde in EUR |
|---|---|---|---|---|
| **Leningen** | | | | |
| 5,50% obligatielening | NLG | 600 | 272 | 261 |
| 7,60% obligatielening | USD | 150 | 161 | 165 |
| 6,48% onderhandse leningen | NLG | 75 | 20 | 21 |
| 7,73% obligatielening | GBP | 60 | 96 | 99 |
| 7,28% banklening | USD | 25 | 27 | 29 |
| 6,63% obligatielening | EUR | 500 | 500 | 511 |
| 2,75% achtergestelde converteerbare obligatielening | NLG | 750 | 340 | 445 |
| 5,55% achtergestelde onderhandse lening | NLG | 500 | 227 | 241 |
| 1,75% achtergestelde converteerbare obligatielening | EUR | 265 | 265 | 365 |
| Totaal | | | 1.908 | 2.137 |
| **Swaps** | | | | |
| NLG 2.000 miljoen interest rate swap | | | | 4 |
| USD 80 miljoen / EUR 68,5 miljoen currency swap | | | | (18) |
| USD 223,3 miljoen / EUR 250 miljoen currency swap | | | | (2) |
| USD 223,3 miljoen / EUR 250 miljoen currency swap | | | | (2) |
| Totaal | | | | (18) |

Uit de vergelijking van de reële waarde van de langlopende leningen met de nominale waarde blijkt, rekening houdend met de waarde van de swaps, een positief verschil van EUR 211 miljoen.

## De Raad van Commissarissen

Drs. P.A.W. Roef, voorzitter
Dr. A.G. Jacobs, vice-voorzitter
Drs. J.L. Brentjens
Drs. P.J. van Dun
Mr. P.A.F.W. Elverding
F.L.V. Meysman
Drs. M.W.M. Vos-van Gortel

## De Raad van Bestuur

Mr. R.F. van den Bergh, voorzitter
T.G.G. Bouwman
Dr. F.J.G.M. Cremers
G.S. Hobbs

Haarlem, 13 maart 2001

## Voorstel bestemming nettowinst

BEDRAGEN X EUR 1.000

| | 2000 | 1999 |
|---|---|---|
| Dividend prioriteitsaandelen | **0** | 0 |
| Dividend preferente aandelen | **3.175** | 96 |
| Dividend gewone aandelen | **121.238** | 102.194 |
| Toevoeging aan de reserves | **674.626** | 142.638 |

Bij het voorstel bestemming nettowinst is ervan uitgegaan, dat het volledige dividend op gewone aandelen in contanten wordt uitgekeerd.

## Winstbestemming volgens de statuten

*Ten laste van de winst worden zodanige reserveringen* toegepast als de Raad van Bestuur met goedkeuring van de Raad van Commissarissen zal bepalen.

Uit de winst na reservering volgens het voorafgaande lid wordt eerst voor zoveel mogelijk op elk prioriteitsaandeel vijfenveertig eurocenten (EUR 0,45) dividend uitgekeerd. Daarna wordt voorzover mogelijk op elk 7% preferent aandeel een dividend van vierenzestig eurocenten (EUR 0,64) uitgekeerd. Vervolgens wordt voorzoveel mogelijk op elk preferent aandeel A uitgekeerd het hierna te noemen percentage van het verplicht op die aandelen, per de dag waarop de aandelen zijn genomen, te storten of gestorte bedrag. Het hiervoor bedoelde percentage is gelijk aan het gemiddelde van de EURIBOR voor kasgeldleningen met een looptijd van twaalf maanden gewogen naar het aantal dagen waarvoor dit percentage gold gedurende het boekjaar waarover de uitkering geschiedt, verhoogd met een procent punt. Indien en voor zover de winst niet toereikend is om de hiervoor bedoelde uitkering op de preferente aandelen A te plegen, zal de uitkering worden gepleegd ten laste van een of meer door de Raad van Bestuur aan te wijzen reserves.

Het restant is ter vrije beschikking van de Algemene Vergadering van Aandeelhouders, behoudens dat op de prioriteitsaandelen en de beide soorten preferente aandelen nimmer meer wordt uitgekeerd dan het hiervoor *vastgestelde dividend.*

## Belangrijke gebeurtenissen na balansdatum

Op 16 februari 2001 is de overname van ACNielsen Corporation geëffectueerd.

VNU heeft op 26 februari 2001 bekend gemaakt de $2^{3}/_{4}$% converteerbare achtergestelde obligatielening 1998-2005 op 17 april 2001 vervroegd af te lossen.

## Bijzondere zeggenschapsrechten prioriteitsaandelen

De prioriteitsaandelen zijn in handen van de 'Stichting tot Beheer van de Prioriteitsaandelen in VNU nv', gevestigd te Haarlem. Het bestuur van deze stichting wordt gevormd door de leden van de Raad van Commissarissen en van het bestuur van VNU nv. De buitengewone bevoegdheden verbonden aan de prioriteitsaandelen bestaan uit het recht om het aantal leden van de Raad van Commissarissen van de vennootschap vast te stellen en het recht om een besluit tot uitgifte van aandelen, tot vermindering van het geplaatste kapitaal, tot verkrijging of vervreemding van eigen aandelen, tot statutenwijziging of ontbinding van de vennootschap goed te keuren, alvorens dit door het bestuur aan de Algemene Vergadering van Aandeelhouders wordt voorgesteld. De verdeling van het stemrecht van de bestuurders is volgens een bepaalde formule geregeld, waarbij de variabelen het aantal commissarissen en het aantal directieleden zijn. De formule zal altijd tot de uitkomst leiden, dat de gezamenlijke commissarisleden een kleine meerderheid hebben ten opzichte van de gezamenlijke directieleden, tenzij er geen commissarisleden zouden zijn. In dat laatste geval heeft ieder bestuurslid een stem.

De Stichting VNU heeft tot doel het behartigen van de belangen van de vennootschap en van de onderneming, die door de vennootschap en de met de vennootschap in een groep verbonden vennootschappen in stand wordt gehouden, op zodanige wijze dat de belangen van de vennootschap en van die onderneming en van alle daarbij betrokkenen zo goed mogelijk worden gewaarborgd en dat invloeden, welke de zelfstandigheid en/of de continuïteit en/of de identiteit van de vennootschap en die onderneming in strijd met die belangen zouden kunnen aantasten, naar maximaal vermogen worden geweerd, zomede het verrichten van al hetgeen met het vorenstaande verband houdt of daartoe bevorderlijk kan zijn.

Aan de Stichting is voor onbepaalde tijd het recht verleend preferente aandelen A te verwerven. Ingeval het bestuur van de Stichting van oordeel is dat dit voor het uitoefenen van de doelstelling nodig of wenselijk is, kan zij besluiten van dit recht gebruik te maken voor zoveel preferente aandelen A, dat de stemmen hieraan verbonden gelijk zijn aan het aantal stemmen verbonden aan de uitstaande gewone aandelen en de 7% preferente aandelen tezamen.

## Onafhankelijkheidsverklaring als bedoeld in Bijlage X bij het Fondsenreglement

Het Bestuur van de Stichting VNU en het Bestuur van VNU nv verklaren tezamen dat de Stichting VNU een niet met VNU nv 'verbonden persoon' is als bedoeld in artikel A 2 B II van Bijlage X bij het Fondsenreglement. Het bestuur van de Stichting is als volgt samengesteld:

Mr. J.J. van Rijn, voorzitter
Mr. Ch. de Monchy, secretaris
Prof. mr. M.W. den Boogert
Mr. P.J. Kalff
Drs. P.A.W. Roef

# Accountantsverklaring

## Opdracht

Wij hebben de jaarrekening 2000 van VNU nv te Haarlem gecontroleerd. De jaarrekening is opgesteld onder verantwoordelijkheid van de leiding van de vennootschap. Het is onze verantwoordelijkheid een accountantsverklaring inzake de jaarrekening te verstrekken.

## Werkzaamheden

Onze controle is verricht overeenkomstig algemeen aanvaarde richtlijnen met betrekking tot controleopdrachten. Volgens deze richtlijnen dient onze controle zodanig te worden gepland en uitgevoerd, dat een redelijke mate van zekerheid wordt verkregen dat de jaarrekening geen onjuistheden van materieel belang bevat. Een controle omvat onder meer een onderzoek door middel van deelwaarnemingen van informatie ter onderbouwing van de bedragen en de toelichtingen in de jaarrekening. Tevens omvat een controle een beoordeling van de grondslagen voor financiële verslaggeving die bij het opmaken van de jaarrekening zijn toegepast en van belangrijke schattingen die de leiding van de vennootschap daarbij heeft gemaakt, alsmede een evaluatie van het algehele beeld van de jaarrekening. Wij zijn van mening dat onze controle een deugdelijke grondslag vormt voor ons oordeel.

## Oordeel

Wij zijn van oordeel dat de jaarrekening een getrouw beeld geeft van de grootte en de samenstelling van het vermogen op 31 december 2000 en van het resultaat over 2000 in overeenstemming met algemeen aanvaarde grondslagen voor financiële verslaggeving en voldoet aan de wettelijke bepalingen inzake de jaarrekening zoals opgenomen in Titel 9 BW2.

Ernst & Young Accountants
Amsterdam, 13 maart 2001

## Rapport over het boekjaar 2000 inzake:

2¾% in gewone aandelen converteerbare achtergestelde obligatielening 1998 per 2005 oorspronkelijk groot NLG 750.000.000 ten laste van VNU nv.

Ter voldoening aan het bepaalde in artikel 10 van de op 6 april 1998 voor mr. Chr.M. Stokkermans verleden trustakte, brengen wij onderstaand verslag uit.

Tenzij eerder afgelost of geconverteerd conform het bepaalde in de trustakte zullen de obligaties à pari worden afgelost op 15 april 2005. De obligaties zijn tot en met de zevende beursdag voor de aflossingsdatum converteerbaar in gewone aandelen VNU nv à EUR 0,20 tegen een conversiekoers van NLG 91,13 (EUR 41,35).
Gedurende het verslagjaar is er voor nominaal NLG 509.000 aan obligaties ter conversie aangeboden. Het per 31 december 2000 uitstaande bedrag van de lening bedraagt NLG 749.486.000.
Overeenkomstig het bepaalde in artikel 4.5 van de trustakte heeft VNU nv het recht, indien obligaties ter conversie worden aangeboden, om in plaats van aandelen uit te geven, de obligatiehouder de tegenwaarde in geld uit te keren van het gemiddelde van de openings- en slotkoersen van de gewone aandelen VNU nv op de Euronext Amsterdam nv gedurende de vijf beursdagen beginnend met de vierde beursdag na de dag dat de obligaties ter conversie zijn aangeboden.
Ter voldoening aan het bepaalde in artikel 4 lid 12 van de trustakte heeft VNU nv ten name van de trustee zoveel gewone aandelen gedeponeerd als nodig is om volledige conversie van alle uitstaande obligaties mogelijk te maken.

VNU nv is in de volgende omstandigheden bevoegd de lening vervroegd af te lossen:

1 indien wordt overgegaan tot invoering van een bronbelasting, waardoor de debitrice op grond van het bepaalde in artikel 2 lid 6 verplicht is tot een extra uitkering aan obligatiehouders zodat zij na invoering van de bronbelasting een zelfde netto bedrag aan rente ontvangen als voor de invoering van de bronbelasting;
2 vanaf 15 april 2001 op voorwaarde dat de slotkoers van de gewone aandelen op 20 beursdagen in een periode van 30 opeenvolgende beursdagen welke laatstgenoemde periode eindigt binnen 5 dagen voor de datum waarop door VNU nv aan de trustee bericht van algehele vervroegde aflossing wordt gegeven tenminste 130% van de dan geldende conversiekoers heeft bedragen.

Indien zich een 'Change of Control' voordoet zoals omschreven in artikel 3.5 van de trustakte zal VNU nv obligatiehouders de mogelijkheid bieden hun obligaties vervroegd ter aflossing aan te bieden.

nv Algemeen Nederlands Trustkantoor ANT
Amsterdam, 22 februari 2001

1¾% in gewone aandelen converteerbare achtergestelde obligatielening 1999 per 2004 oorspronkelijk groot EUR 265.000.000 ten laste van VNU nv.

Ter voldoening aan het bepaalde in de trustakte verleden op 15 november 1999 voor prof. mr. M. van Olffen brengen wij onderstaand verslag uit.

Tenzij eerder ingekocht, afgelost of geconverteerd conform het bepaalde in de trustakte zullen de obligaties tegen een effectief rendement van 4% worden afgelost op 15 november 2004. De obligaties zijn tot en met 8 november 2004 converteerbaar in gewone aandelen VNU nv à EUR 0,20 tegen een conversiekoers van EUR 41,88.
Gedurende het verslagjaar is er voor nominaal EUR 8.000 aan obligaties ter conversie aangeboden zodat het per 31 december 2000 uitstaande bedrag van de lening EUR 264.992.000 bedraagt.
VNU nv heeft het recht, indien obligaties ter conversie worden aangeboden, om in plaats van aandelen uit te geven, de obligatiehouder de tegenwaarde in geld uit te keren van het gemiddelde van de slotkoersen van de gewone aandelen VNU nv op de Euronext Amsterdam nv gedurende vijf opeenvolgende beursdagen eindigend de achtste beursdag na de dag dat de obligaties ter conversie zijn aangeboden.
De trustee is door VNU nv onherroepelijk gemachtigd om bij conversie van obligaties het benodigde aantal aandelen uit te geven.
VNU nv is bevoegd de lening vervroegd af te lossen: na 15 november 2002, op voorwaarde dat de slotkoers van de gewone aandelen op 20 beursdagen in een periode van 30 opeenvolgende beursdagen welke laatstgenoemde periode eindigt binnen 5 dagen voor de datum waarop door VNU nv bericht van algehele vervroegde aflossing wordt gegeven, tenminste 130% van de dan geldende conversiekoers heeft bedragen.
Indien zich een 'Change of Control' voordoet zoals bedoeld in de trustakte zal VNU nv obligatiehouders de mogelijkheid bieden hun obligaties vervroegd ter aflossing aan te bieden.

nv Algemeen Nederlands Trustkantoor ANT
Amsterdam, 22 februari 2001

# Vergelijkende cijfers over tien jaren

## Groepsbalans per 31 december na winstbestemming

BEDRAGEN X EUR 1.000

| | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|
| **Vaste activa** | | | | |
| Immateriële vaste activa | **6.581.944** | 5.529.298 | 2.483.570 | 331.602 |
| Materiële vaste activa | **303.790** | 264.434 | 209.154 | 194.868 |
| Financiële vaste activa | **168.845** | 244.762 | 67.020 | 174.332 |
| | **7.054.579** | 6.038.494 | 2.759.744 | 700.802 |
| **Vlottende activa** | | | | |
| Voorraden | **95.975** | 81.352 | 74.036 | 41.230 |
| Vorderingen | **1.113.985** | 905.453 | 650.441 | 436.197 |
| Liquide middelen | **602.422** | 616.524 | 325.381 | 130.372 |
| | **1.812.382** | 1.603.329 | 1.049.858 | 607.799 |
| Kortlopende schulden | **1.943.291** | 2.987.447 | 1.137.039 | 599.500 |
| Werkkapitaal | **(130.909)** | (1.384.118) | (87.181) | 8.299 |
| Te financieren kapitaal | **6.923.670** | 4.654.376 | 2.672.563 | 709.101 |
| **Langlopende schulden** | | | | |
| Obligatieleningen en onderhandse leningen | **1.771.634** | 1.358.241 | 1.359.239 | 169.787 |
| Overige langlopende verplichtingen | **231.219** | 318.470 | 80.968 | 102.365 |
| | **2.002.853** | 1.676.711 | 1.440.207 | 272.152 |
| Voorzieningen | **173.498** | 148.523 | 69.030 | 34.159 |
| Achtergesteld vreemd vermogen | **831.984** | 832.223 | 567.226 | — |
| Minderheidsbelang derden | **168.321** | 162.593 | 17.734 | — |
| **Eigen vermogen** | | | | |
| Aandelenkapitaal | **49.762** | 45.137 | 44.437 | 44.362 |
| Agio | **2.050.466** | 1.083.821 | 92.470 | 87.816 |
| Herwaarderingsreserve | **—** | — | — | — |
| Overige reserves | **1.646.786** | 705.368 | 441.459 | 270.612 |
| | **3.747.014** | 1.834.326 | 578.366 | 402.790 |
| Financierend vermogen | **6.923.670** | 4.654.376 | 2.672.563 | 709.101 |

| 1996 | 1995 | 1994 | 1993 | 1992 | 1991 |
|---|---|---|---|---|---|
| 264.726 | 250.205 | 219.348 | 115.260 | 115.260 | 115.260 |
| 201.687 | 200.305 | 239.340 | 241.911 | 430.590 | 409.222 |
| 152.639 | 189.699 | 187.198 | 164.758 | 74.242 | 29.507 |
| 619.052 | 640.209 | 645.886 | 521.929 | 620.092 | 553.989 |
| 35.565 | 33.621 | 28.744 | 21.366 | 36.299 | 41.037 |
| 305.012 | 257.571 | 248.318 | 195.410 | 223.904 | 239.755 |
| 223.981 | 126.607 | 68.256 | 67.489 | 35.916 | 69.079 |
| 564.558 | 417.799 | 345.318 | 284.265 | 296.119 | 349.871 |
| 480.246 | 401.084 | 472.729 | 337.480 | 401.923 | 327.189 |
| 84.312 | 16.715 | (127.411) | (53.215) | (105.804) | 22.682 |
| 703.364 | 656.924 | 518.475 | 468.714 | 514.288 | 576.671 |
| 169.587 | 184.688 | 153.153 | 132.139 | 103.733 | 148.203 |
| 59.618 | 47.504 | 53.464 | 31.380 | 38.723 | 41.034 |
| 229.205 | 232.192 | 206.617 | 163.519 | 142.456 | 189.237 |
| 15.760 | 15.929 | 27.733 | 23.872 | 67.351 | 33.742 |
| — | — | — | 5.445 | 10.891 | 16.336 |
| — | — | — | — | — | — |
| 44.337 | 44.337 | 44.337 | 36.169 | 36.169 | 33.518 |
| 86.250 | 86.250 | 86.250 | 86.250 | 86.250 | 54.431 |
| — | — | — | — | 19.977 | 20.774 |
| 327.812 | 278.216 | 153.538 | 153.459 | 151.194 | 228.633 |
| 458.399 | 408.803 | 284.125 | 275.878 | 293.590 | 337.356 |
| 703.364 | 656.924 | 518.475 | 468.714 | 514.288 | 576.671 |

## Groepswinst- en -verliesrekening

BEDRAGEN X EUR 1.000

| | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|
| Netto-omzet | **3.384.560** | 2.809.151 | 2.426.631 | 1.779.038 |
| Mutatie voorraden | — | — | — | — |
| | **3.384.560** | 2.809.151 | 2.426.631 | 1.779.038 |
| Kosten van grond- en hulpstoffen | **605.368** | 507.004 | 514.052 | 398.523 |
| Kosten uitbesteed werk en andere externe kosten | **303.555** | 331.910 | 282.942 | 236.461 |
| Personeelskosten | **1.121.073** | 890.402 | 724.920 | 559.710 |
| Afschrijvingen materiële vaste activa | **86.320** | 64.881 | 55.257 | 45.115 |
| Overige bedrijfskosten | **567.394** | 444.975 | 376.077 | 292.656 |
| Som van de bedrijfslasten | **2.683.710** | 2.239.172 | 1.953.248 | 1.532.465 |
| Bedrijfsresultaat | **700.850** | 569.979 | 473.383 | 246.573 |
| Aandeel in bedrijfsresultaat niet-geconsolideerde deelnemingen | **28.586** | 34.511 | 17.785 | 13.584 |
| Totaal bedrijfsresultaat voor goodwill amortisatie | **729.436** | 604.490 | 491.168 | 260.157 |
| Goodwill amortisatie | **(185.562)** | (73.477) | (39.133) | — |
| Bedrijfsresultaat na goodwill amortisatie | **543.874** | 531.013 | 452.035 | 260.157 |
| Rentebaten | **51.698** | 20.775 | 22.287 | 19.027 |
| Rentelasten | **(192.659)** | (134.917) | (102.229) | (21.576) |
| Uitkomst van financiële baten en lasten | **(140.961)** | (114.142) | (79.942) | (2.549) |
| Resultaat uit gewone bedrijfsuitoefening voor belastingen | **402.913** | 416.871 | 372.093 | 257.608 |
| Belastingen | **(161.881)** | (148.981) | (129.768) | (76.924) |
| Resultaat uit gewone bedrijfsuitoefening na belastingen | **241.032** | 267.890 | 242.325 | 180.684 |
| Minderheidsbelang derden | **(19.176)** | (21.177) | (9.821) | — |
| Resultaat uit gewone bedrijfsuitoefening na belastingen en na minderheidsbelang derden | **221.856** | 246.713 | 232.504 | 180.684 |
| Buitengewoon resultaat voor belastingen | **577.183** | (1.785) | 18.214 | 14.217 |
| Belastingen over buitengewoon resultaat | — | — | — | (4.796) |
| Buitengewoon resultaat na belastingen | **577.183** | (1.785) | 18.214 | 9.421 |
| Nettowinst | **799.039** | 244.928 | 250.718 | 190.105 |

| 1996 | 1995 | 1994 | 1993 | 1992 | 1991 |
|---|---|---|---|---|---|
| 1.528.878 | 1.384.929 | 1.259.655 | 1.048.440 | 1.241.793 | 1.241.012 |
| — | — | — | — | (1.412) | (1.545) |
| 1.528.878 | 1.384.929 | 1.259.655 | 1.048.440 | 1.240.381 | 1.239.467 |
| 341.388 | 312.521 | 284.523 | 247.574 | 393.484 | 421.048 |
| 236.817 | 231.889 | 201.159 | 183.272 | 91.367 | 87.099 |
| 474.351 | 428.801 | 401.114 | 334.171 | 440.863 | 429.139 |
| 40.818 | 45.592 | 57.764 | 46.010 | 62.549 | 55.666 |
| 238.949 | 206.005 | 187.717 | 143.426 | 158.411 | 160.047 |
| 1.332.323 | 1.224.808 | 1.132.277 | 954.453 | 1.146.674 | 1.152.999 |
| 196.555 | 160.121 | 127.378 | 93.987 | 93.707 | 86.468 |
| 12.386 | 24.125 | 31.626 | 33.179 | 15.732 | 6.083 |
| 208.941 | 184.246 | 159.004 | 127.166 | 109.439 | 92.551 |
| — | — | — | — | — | — |
| 208.941 | 184.246 | 159.004 | 127.166 | 109.439 | 92.551 |
| 17.681 | 17.355 | 19.208 | 16.003 | 15.941 | 18.205 |
| (22.052) | (23.464) | (24.192) | (22.306) | (25.020) | (22.220) |
| (4.371) | (6.109) | (4.984) | (6.303) | (9.079) | (4.015) |
| 204.570 | 178.137 | 154.020 | 120.863 | 100.360 | 88.536 |
| (61.018) | (53.901) | (55.147) | (45.699) | (37.710) | (34.051) |
| 143.552 | 124.236 | 98.873 | 75.164 | 62.650 | 54.485 |
| — | — | — | — | — | — |
| 143.552 | 124.236 | 98.873 | 75.164 | 62.650 | 54.485 |
| 2.378 | 72.397 | (7.719) | (14.006) | (60.244) | (1.787) |
| 1 | (1.340) | 2.325 | 4.586 | 19.342 | 229 |
| 2.379 | 71.057 | (5.394) | (9.420) | (40.902) | (1.558) |
| 145.931 | 195.293 | 93.479 | 65.744 | 21.748 | 52.927 |

## Groepskasstroomoverzicht

BEDRAGEN X EUR 1.000

| | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|
| Bedrijfsresultaat geconsolideerde deelnemingen na goodwill amortisatie | **516.663** | 496.502 | 434.250 | 246.573 |
| Aanpassingen voor: | | | | |
| Afschrijvingen materiële vaste activa | **86.320** | 64.881 | 55.257 | 45.115 |
| Goodwill amortisatie geconsolideerde deelnemingen | **184.187** | 73.477 | 39.133 | — |
| Mutatie voorzieningen en overige langlopende verplichtingen | **(44.364)** | (28.285) | (12.248) | 28.126 |
| Mutatie vorderingen | **(142.422)** | (86.434) | (51.199) | (81.023) |
| Mutatie voorraden | **(12.822)** | (6.372) | (9.497) | 884 |
| Mutatie kortlopende schulden | **122.834** | 16.385 | 75.888 | 46.112 |
| Mutatie in werkkapitaalcomponenten | **(32.410)** | (76.421) | 15.192 | (34.027) |
| Kasstroom uit bedrijfsoperaties van geconsolideerde deelnemingen | **710.396** | 530.154 | 531.584 | 285.787 |
| Ontvangen rente | **43.621** | 20.639 | 20.904 | 20.477 |
| Ontvangen dividend van niet-geconsolideerde deelnemingen | **16.389** | 14.119 | 8.997 | 35.251 |
| Betaalde rente | **(178.013)** | (122.962) | (85.769) | (23.388) |
| Betaalde belasting naar de winst | **(63.952)** | (97.325) | (104.136) | (53.776) |
| | **(181.955)** | (185.529) | (160.004) | (21.436) |
| Kasstroom uit operationele activiteiten | **528.441** | 344.625 | 371.580 | 264.351 |
| Verwerving groepsmaatschappijen en niet-geconsolideerde deelnemingen | **(1.007.043)** | (2.353.975) | (2.213.381) | (275.224) |
| Desinvestering groepsmaatschappijen en niet-geconsolideerde deelnemingen | **849.283** | 42.343 | 133.616 | 18.188 |
| Netto-investeringen in materiële vaste activa | **(153.488)** | (66.056) | (49.732) | (31.147) |
| Netto-investeringen in financiële vaste activa | **(7.185)** | (7.645) | (58) | (247) |
| Kasstroom uit investeringsactiviteiten | **(318.433)** | (2.385.333) | (2.129.555) | (288.430) |
| Opgenomen vreemd vermogen | **919.315** | 1.759.101 | 2.145.010 | 28.803 |
| Aflossingen vreemd vermogen | **(1.968.596)** | (240.874) | (132.622) | (51.853) |
| Emissie-opbrengsten | **947.646** | 955.236 | 4.728 | 1.592 |
| Betaald dividend | **(65.597)** | (82.708) | (64.969) | (50.720) |
| Kasstroom uit financieringsactiviteiten | **(167.232)** | 2.390.755 | 1.952.147 | (72.178) |
| Netto kasstroom | **42.776** | 350.047 | 194.172 | (96.257) |
| Overige mutaties (o.a. koers- en omrekenverschillen) | **(56.878)** | (58.904) | 837 | 2.647 |
| Mutatie geldmiddelen | **(14.102)** | 291.143 | 195.009 | (93.610) |
| Vrije kasstroom | **309.356** | 195.861 | 256.879 | 182.484 |

| 1996 | 1995 | 1994 | 1993 | 1992 | 1991 |
|---|---|---|---|---|---|
| 196.555 | 160.121 | 127.378 | 93.987 | 93.707 | 86.468 |
| 40.818 | 45.592 | 57.764 | 46.010 | 62.549 | 55.666 |
| — | — | — | — | — | — |
| 14.486 | 6.665 | 6.793 | 1.190 | (3.383) | 6.125 |
| (43.681) | (13.760) | (8.185) | (8.744) | 13.856 | 4.828 |
| 1.431 | (5.369) | 1.583 | (655) | 5.037 | 1.306 |
| (5.594) | 20.618 | (16.646) | 29.478 | 1.730 | (9.956) |
| (47.844) | 1.489 | (23.248) | 20.079 | 20.623 | (3.822) |
| 204.015 | 213.867 | 168.687 | 161.266 | 173.496 | 144.437 |
| 17.456 | 16.610 | 18.747 | 16.008 | 16.220 | 17.842 |
| 2.286 | 5.136 | 5.335 | 3.890 | 441 | 1.478 |
| (16.091) | (19.734) | (19.498) | (17.776) | (22.602) | (18.244) |
| (38.214) | (47.703) | (42.463) | (10.767) | (26.681) | (45.876) |
| (34.563) | (45.691) | (37.879) | (8.645) | (32.622) | (44.800) |
| 169.452 | 168.176 | 130.808 | 152.621 | 140.874 | 99.637 |
| (57.382) | (202.217) | (349.740) | (55.109) | (125.274) | (14.502) |
| 49.731 | 117.109 | 5.469 | 14.501 | 7.879 | 1.980 |
| (38.348) | (35.558) | (38.293) | (39.494) | (59.826) | (90.640) |
| 223 | 1.787 | (4.049) | (907) | 1.163 | 7.493 |
| (45.776) | (118.879) | (386.613) | (81.009) | (176.058) | (95.669) |
| 38.507 | 76.531 | 36.442 | 34.033 | (1) | 53.273 |
| (26.046) | (34.850) | (12.252) | (50.823) | (5.445) | (10.931) |
| — | — | 258.453 | — | 34.470 | 7 |
| (43.077) | (36.187) | (26.909) | (25.014) | (24.676) | (23.240) |
| (30.616) | 5.494 | 255.734 | (41.804) | 4.348 | 19.109 |
| 93.060 | 54.791 | (71) | 29.808 | (30.836) | 23.077 |
| 4.314 | 3.561 | 838 | 1.765 | (2.327) | (3.271) |
| 97.374 | 58.352 | 767 | 31.573 | (33.163) | 19.806 |
| 88.027 | 96.431 | 65.606 | 88.113 | 56.372 | (14.243) |

## Cijfers per gewoon aandeel

BEDRAGEN X EUR 1

| | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|
| Nettowinst voor goodwill amortisatie en buitengewoon resultaat | **1,78** | 1,65 | 1,43 | 0,95 |
| Nettowinst voor buitengewoon resultaat | **0,96** | 1,27 | 1,23 | 0,95 |
| Idem fully-diluted | **0,96** | 1,27 | 1,22 | 0,95 |
| Eigen vermogen | **15,90** | 8,35 | 3,05 | 2,13 |
| Kasstroom uit operationele activiteiten | **2,32** | 1,78 | 1,96 | 1,39 |
| Dividend | **0,52** | 0,48 | 0,43 | 0,32 |
| Hoogste koers | **78,30** | 52,31 | 39,93 | 26,18 |
| Laagste koers | **45,28** | 30,37 | 22,78 | 15,84 |
| Ultimo koers | **52,35** | 52,18 | 32,13 | 25,96 |

Behoudens eigen vermogen zijn de gegevens per gewoon aandeel berekend op basis van het gemiddeld aantal uitstaande gewone aandelen.

## Verhoudingscijfers*

| | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|
| Bedrijfsresultaat : omzet (in %) | **20,7** | 20,3 | 19,5 | 13,9 |
| Totaal bedrijfsresultaat voor goodwill amortisatie plus rentebaten : rentelasten | **4,1** | 4,6 | 5,0 | 12,9 |
| Nettowinst voor buitengewoon resultaat : omzet (in %) | **6,6** | 8,8 | 9,6 | 10,2 |
| Nettowinst : eigen vermogen (in %) | **28,6** | 20,3 | 51,1 | 44,1 |
| Dividend : nettowinst voor goodwill amortisatie en buitengewoon resultaat per gewoon aandeel (in %) | **29,2** | 29,1 | 30,1 | 33,7 |
| Vlottende activa : kortlopende schulden | **0,93** | 0,54 | 0,92 | 1,01 |
| Garantievermogen** : lang vreemd vermogen** | **2,31** | 1,63 | 0,82 | 1,46 |
| Eigen vermogen ultimo jaar : balanstotaal ultimo jaar | **0,42** | 0,24 | 0,15 | 0,31 |
| Personeelskosten per fulltime eenheid (x EUR 1.000) | **59,9** | 61,0 | 60,1 | 54,8 |
| Omzet per fulltime eenheid (x EUR 1.000) | **180,8** | 192,5 | 201,2 | 174,2 |
| Werknemers ultimo jaar*** | **21.613** | 22.376 | 14.571 | 12.123 |
| Idem in fulltime eenheden*** | **19.108** | 19.039 | 13.310 | 10.808 |

* Eigen vermogen en fulltime eenheden zijn gewogen gemiddelden.

** Zie voor een beschrijving van deze begrippen pagina 62.

*** De personeelsaantallen van de 50% deelnemingen zijn hierin voor de helft begrepen.

| 1996 | 1995 | 1994 | 1993 | 1992 | 1991 |
|---|---|---|---|---|---|
| 0,76 | 0,65 | 0,55 | 0,49 | 0,42 | 0,39 |
| 0,76 | 0,65 | 0,55 | 0,49 | 0,42 | 0,39 |
| 0,75 | 0,65 | 0,55 | 0,49 | 0,42 | 0,39 |
| 2,41 | 2,15 | 1,57 | 1,79 | 1,97 | 2,37 |
| 0,89 | 0,89 | 0,73 | 0,99 | 0,95 | 0,70 |
| 0,25 | 0,22 | 0,18 | 0,16 | 0,16 | 0,16 |
| 16,38 | 10,85 | 9,21 | 8,03 | 4,17 | 4,52 |
| 10,30 | 7,39 | 7,46 | 3,98 | 3,12 | 3,09 |
| 16,38 | 10,00 | 8,18 | 7,88 | 3,98 | 3,15 |

| 1996 | 1995 | 1994 | 1993 | 1992 | 1991 |
|---|---|---|---|---|---|
| 12,9 | 11,6 | 10,1 | 9,0 | 7,6 | 7,0 |
| 10,3 | 8,6 | 7,4 | 6,4 | 5,0 | 5,0 |
| 9,4 | 9,0 | 7,8 | 7,2 | 5,0 | 4,4 |
| 33,7 | 56,4 | 33,4 | 23,1 | 6,9 | 16,4 |
| 32,9 | 33,8 | 32,7 | 32,7 | 38,1 | 41,0 |
| 1,18 | 1,04 | 0,73 | 0,84 | 0,74 | 1,07 |
| 1,90 | 1,70 | 1,37 | 1,71 | 1,74 | 2,13 |
| 0,39 | 0,39 | 0,29 | 0,34 | 0,32 | 0,37 |
| 49,8 | 46,2 | 48,0 | 44,4 | 43,0 | 40,7 |
| 160,5 | 149,2 | 150,7 | 139,2 | 121,2 | 117,6 |
| 10.462 | 10.306 | 9.919 | 8.367 | 10.971 | 11.448 |
| 9.620 | 9.437 | 9.132 | 7.588 | 10.011 | 10.481 |

# Concernsamenstelling
per 13 maart 2001

## Marketinginformatie

### Verenigde Staten

directie: G.S. Hobbs, chairman/CEO
D.E. Berger, CFO
T.A. Mastrelli, COO

**ACNielsen Corporation**
Stamford, CT

directie: G.S. Hobbs, chairman
M.P. Connors, vice chairman
R.J. Chrenc, EVP

**Nielsen Media Research, inc**
New York, NY

directie: J.A. Dimling, president/CEO
J. O'Hara, CFO

**NetRatings, inc (64%)**
Milpitas, CA

directie: D.J. Toth, president/CEO
J.R. Lazar, CFO

**VNU Marketing Information, inc**
New York, NY

directie: G.S. Hobbs, CEO
J. O'Hara, CFO
T.A. Mastrelli, COO

**Interactive Market Systems, inc (IMS)**
New York, NY

**Interactive Market Systems (U.K.) ltd**
Londen, Groot-Brittannië

**Marketing Resources Plus (MRP)**
New York, NY

**Adman/AMS**
Indianapolis, IN

**MediaPlan**
Sandy, UT

**PERQ/HCI Research Corporation (80%)**
Lawrenceville, NJ

**Scarborough Research (49,5%)**
New York, NY

**Aircheck International, ltd (51%)**
Dublin, Ierland

**Broadcast Data Systems, llc (BDS)**
White Plains, NY
Los Angeles, CA

**Entertainment Marketing Information Services**
White Plains, NY

**The National Research Group, inc (NRG)**
Los Angeles, CA

**BookScan**
White Plains, NY

**Soundata**
White Plains, NY

**SoundScan**
White Plains, NY

**VideoScan**
White Plains, NY

**Video Monitoring Services of America/VMS LP (43%)**
New York, NY

**Spectra Marketing Systems, inc**
Chicago, IL

**Claritas, inc**
San Diego, CA

**Trade Dimensions/National Research Bureau (NRB)**
Stamford, CT

**Solucient (36,4%)**
Evanston, IL

**Valassis Retail Marketing Systems llc (VRMS) (19%)**
Shelton, CT

**SRDS, inc**
Des Plaines, IL

directie: C.M. Lehman, president/CEO
T.J. Drouillard, EVP

**Europa**

**VNU Marketing Information Europe & Asia**
Haarlem, Nederland

directie: drs. P.P. Tordoir, CEO
O. Lilian, CFO
drs. M. Vermeulen, COO

**Claritas Data + Services gesmbh**
Wenen, Oostenrijk

**Claritas Deutschland Data + Services gmbh**
Neu-Isenburg (Frankfurt), Duitsland

**Claritas sa**
Boulogne (Parijs), Frankrijk

**Claritas Marketing Information Services ag**
Zug, Zwitserland

**Claritas (UK) ltd**
Teddington, Groot-Brittannië

**Claritas Nederland bv**
Leiderdorp, Nederland

**VNU Claritas España sa**
Las Matas (Madrid), Spanje

**Trade Dimensions (Deutschland) gmbh**
Düsseldorf, Duitsland

**VNU Directview bv**
Breda, Nederland

**ORG-MARG (India) ltd (96%)**
Mumbay, India

**Claritas Polska sp. zo.o (90%)**
Warschau, Polen

**Altwood Systems ltd (70%)**
Kent, Groot-Brittannië

**Claritas (Portugal) Precision Marketing lda (62,5%)**
Lissabon, Portugal

**ORG-MARG (Nepal) Research ltd (60%)**

**ORG-MARG (Bangladesh) Research ltd (51%)**

**ORG-MARG (Sri Lanka) Research ltd (51%)**

**Claritas Micromarketing ab (50,1%)**
Stockholm-Globen, Zweden

**Abacus Direct Europe bv (50%)**
Haarlem, Nederland

**Naviant Europe (50%)**
Haarlem, Nederland

**BPK Groep bv (33%)**
Almere, Nederland

**Claritas Italia srl (30%)**
Milaan, Italië

**EuroClix bv (22,5%)**
Amsterdam, Nederland

## Verenigde Staten

directie: G.S. Hobbs, chairman/CEO
D.E. Berger, CFO
T.A. Mastrelli, COO

**VNU Business Media, inc**
New York, NY

directie: J.A. Wickersham, president/CEO
G. Farrar, sr., VP
J. Furey, CFO

**BPI Communications, inc**
New York, NY
directie: J.B. Babcock, jr., president/CEO

**Sunshine Group Worldwide llc (65%)**
New York, NY

**Bill Communications, inc**
New York, NY
directie: M. Marchesano, president

**VNU eMedia, inc**
New York, NY
directie: J. Grayzel, president

**VNU Expositions, inc**
New York, NY
directie: J. Bracken, president

## Europa

**VNU Business Publishing Europe ltd**
Londen, Groot-Brittannië

directie: drs. R.H. Bakker, CEO
R.T. Halpenny, CFO

**Global Media Europe ltd**
Londen, Groot-Brittannië

**Global Media USA llc**
San Francisco, Verenigde Staten

**Learned Information (Europe) ltd**
Oxford, Groot-Brittannië

**VNU Business Publications bv**
Haarlem, Nederland

**VNU Business Publications Deutschland gmbh**
München, Duitsland

**VNU Business Publications Italia srl**
Milaan, Italië

**VNU Business Publications ltd**
Londen, Groot-Brittannië

**VNU Business Publications nv**
Brussel, België

**VNU Publications France sa**
Suresnes, Frankrijk

**Array Publications bv (85%)**
Alphen a/d Rijn, Nederland

**VNU Business Publications España sa (75%)**
Madrid, Spanje

**Newmonday.com nv (50%)**
Amsterdam, Nederland

**Newmonday.com ltd (50%)**
Londen, Groot-Brittannië

**VNU World Directories, inc**
Brussel, België

directie: drs. E.G.M. Penninx, CEO
R.A. Bolland, CFO

**Gouden Gids bv**
Amsterdam, Nederland

*Promedia gcv*
Antwerpen, België

*VNU Publitec Research & Development bv*
Amsterdam, Nederland

**Páginas Amarelas sa (50%) ***
Lissabon, Portugal
* economisch belang 75%

**AXESA Información Incorporado (40%)**
San Juan, Puerto Rico

**Golden Pages ltd (37%)**
Dublin, Ierland

**Telkom Directory Services (Pty) ltd (35,1%)**
Johannesburg, Zuid-Afrika



**VNU Tijdschriften bv**
Hoofddorp, Nederland

directie: W. de Wit, CEO
drs. E.T.A de Boer, CFO
J.J.M. Haagmans
drs. H.D.C. Scheenstra
A.G. Visser

*Accres Uitgevers bv*
Almere, Nederland

*Geomatic International bv*
Alphen a/d Rijn, Nederland

**Home & Garden bv**
Klarenbeek, Nederland

**MediaNet bv**
Amsterdam, Nederland

**RCV Entertainment bv**
Hilversum, Nederland

**Startpagina bv**
Hoofddorp, Nederland

**Uitgeverij Veldhuis bv**
Almere, Nederland

**Uitgeverij Woudestein bv**
Naarden, Nederland

**HPR Holding bv (75%)**
Landsmeer, Nederland

**Top Santé vof (60%)**
Hoofddorp, Nederland

**ilse media groep (58,7%)**
Eindhoven, Nederland

**Uitgeverij Big Balloon bv (52%)**
Haarlem, Nederland

**Geïllustreerde Pers/Marie Claire vof (50%)**
Hoofddorp, Nederland

**Medical Media bv (50%)**
Hoofddorp, Nederland

**Reprojekt bv (50%)**
Amsterdam, Nederland

**CVI Media Group bv (49,9%)**
Amsterdam, Nederland

**bv Programmabladen AKN (25%)**
Hilversum, Nederland

**nv Mediaxis**
Brussel, België

directie: J. Vandenwyngaerden, CEO
drs. K.A. Das, CFO

**nv SBPP (50%)**
Brussel, België

**VNU Magazines bv**
Haarlem, Nederland

directie: J. Guis, CEO
E.L. Loesberg, COO
P. Mannaert, CFO

**British European Associated Publishers ltd**
Redhill, Groot-Brittannië

**Mona Praha vos**
Praag, Tsjechië

**Strategie Praha s.r.o.**
Praag, Tsjechië

**VNU Budapest Lapkiadó rt**
Boedapest, Hongarije

**VNU Hearst Romania srl (65%)**
Boekarest, Roemenië

**VNU Hearst Praha bv (60%)**
Haarlem, Nederland

**Strategie na Slovensku s.r.o. (51%)**
Bratislava, Slowakije

**Hearst-VNU Budapest Lapkiadó rt (50%)**
Boedapest, Hongarije

**Euromédia Lapkiadó bt (49%)**
Boedapest, Hongarije

**Independent Media Holding bv (35%)**
Moskou, Rusland

**Zöld Újság rt (17%)**
Boedapest, Hongarije

**VNU Verkoopgroep bv**
Utrecht, Nederland

directie: E.P. Meerloo

**bv Aldipress**
Utrecht, Nederland

## Educatieve Informatie

directie: J.J.M. Eijkens

**L.C.G. Malmberg bv**
's-Hertogenbosch, Nederland

**Uitgeverij Van In**
Lier, België

## Overige

**Spott Multichannel bv (40%)**
Almere, Nederland

**Roto Smeets De Boer nv (11%)**
Hilversum, Nederland

## Houdstermaatschappijen

VNU bv, Haarlem, Nederland
VNU International bv, Haarlem, Nederland
VNU Holdings bv, Haarlem, Nederland
VNU Holding (UK) ltd, Londen, Groot-Brittannië
VNU Holding (Deutschland) gmbh, Frankfurt am Main, Duitsland
VNU, inc, New York, NY, Verenigde Staten
European Media Investors sa, Luxemburg, Luxemburg

Naam en vestigingsplaats van de deelnemingen zijn opgenomen per 13 maart 2001. Indien geen deelnemingspercentage is vermeld, bedraagt dit 100%. Een volledige lijst van deelnemingen ligt ter inzage bij de Kamer van Koophandel te Haarlem.

Het VNU Jaarverslag 2000 met toelichting bevat vooruitzichten (forward looking statements). Deze vooruitzichten worden uitgedrukt met woorden als 'verwachten', 'zou', 'zou kunnen', 'zullen' en vergelijkbare uitdrukkingen. Deze vooruitzichten zijn onderhevig aan risico's en onzekerheden, en feitelijke resultaten en gebeurtenissen kunnen aanzienlijk afwijken van hetgeen thans verwacht wordt. Factoren die daartoe aanleiding kunnen geven zijn onder meer de algemene economische situatie, omstandigheden in de markten waarop VNU actief is, de houding van klanten, leveranciers en concurrenten, technologische ontwikkelingen alsmede wet en regelgeving die VNU's business raken.

## Concernstaf

**Business Development & Analysis**
drs. R.J. Goedkoop

**Controlling**
drs. F.L. Dombrée

**Corporate Communications**
drs. M.M.A. Schikker

**Human Resources**
G. Abendanon

**Information & Communication Technology**
D.J. O'Shea

**Investor Relations**
drs. R. de Meel

**Legal Department**
mr. T.C.M. van Kampen

**Operational Audit**
J.J. Schilder

**Tax Department**
drs. D.J.W. van Neutegem

**Treasury & Insurance**
M.J. Borkink

**Secretaris Raad van Bestuur/vennootschap**
mr. M.M.I. Cohen de Lara

## Centrale Ondernemingsraad

H.R.E. van Dammen, voorzitter

E.P.J.M. van Grieken, vice-voorzitter

H.P.A. van der Putten, secretaris

De gewone aandelen VNU nv hebben een nominale waarde van EUR 0,20.
Het aantal uitstaande gewone aandelen bedroeg 235.588.332 per 31 december 2000.
Beurswaarde ultimo 2000: EUR 12,3 miljard.

**Noteringen**

Euronext Amsterdam, Euronext Brussel, Luxembourg Stock Exchange: gewone aandelen VNU nv
Euronext Amsterdam: 7% preferente aandelen VNU nv
Euronext Amsterdam: 5,5% obligatielening 1998–2008 VNU nv
Euronext Amsterdam: 2,75% achtergestelde converteerbare obligatielening 1998–2005 VNU nv
Euronext Amsterdam: 1,75% achtergestelde converteerbare obligatielening 1999–2004 VNU nv
Luxembourg Stock Exchange: 6,625% Eurobonds 2000–2007 VNU nv
Euronext Amsterdam: call opties VNU nv, put opties VNU nv

American Depositary Receipts (ADRs) worden verhandeld via de NASD Over the Counter Bulletin Board.

**Spreiding VNU aandelen**

Volgens opgave van de financiële instellingen, die de gewone aandelen in bewaring hebben, is de spreiding als volgt:

| | |
|---|---|
| Particulieren | 6% |
| | |
| Institutionele beleggers in: | |
| Groot-Brittannië | 30% |
| Verenigde Staten/Canada | 18% |
| Nederland | 16% |
| België/Luxemburg | 12% |
| Duitsland | 7% |
| Overige landen | 11% |

**Wet Melding Zeggenschap**

De volgende aandeelhouders hebben volgens de definitie en gedane aanmeldingen inzake de Wet Melding Zeggenschap meer dan 5% van de uitstaande aandelen VNU nv:
AEGON nv, ING Groep nv.

**Belangrijke data**

| | | | |
|---|---|---|---|
| 17 | april | 2001 | Algemene Vergadering van Aandeelhouders |
| 19 | april | 2001 | Notering ex slotdividend 2000 |
| 2 | mei | 2001 | Betaalbaarstelling slotdividend 2000 |
| 22 | augustus | 2001 | Publicatie cijfers eerste halfjaar 2001, vóór Beurs |
| 22 | augustus | 2001 | Publicatie interim-dividend 2001, vóór Beurs |
| 23 | augustus | 2001 | Notering ex interim-dividend 2001 |
| 5 | september | 2001 | Betaalbaarstelling interim-dividend 2001 |
| 13 | maart | 2002 | Publicatie cijfers 2001 en dividendvoorstel, vóór Beurs |
| 2 | april | 2002 | Publicatie jaarverslag 2001 |
| 16 | april | 2002 | Algemene Vergadering van Aandeelhouders |
| 18 | april | 2002 | Notering ex slotdividend 2001 |
| 2 | mei | 2002 | Betaalbaarstelling slotdividend 2001 |
| 14 | augustus | 2002 | Publicatie cijfers eerste halfjaar 2002, vóór Beurs |
| 14 | augustus | 2002 | Publicatie interim-dividend 2002, vóór Beurs |
| 15 | augustus | 2002 | Notering ex interim-dividend 2002 |
| 28 | augustus | 2002 | Betaalbaarstelling interim-dividend 2002 |

# Colofon

| | |
|---|---|
| **Productie** | VNU Corporate Communications |
| **Vormgeving** | Fickinger Ontwerpers bNO, 's-Hertogenbosch |
| **Foto's** | Reinier Gerritsen, FotoStock, Hollandse Hoogte, Amsterdam |
| **Zetwerk en druk** | PlantijnCasparie Hilversum |

| | |
|---|---|
| **Hoofdkantoor** | Het hoofdkantoor van VNU is gevestigd:<br>Ceylonpoort 5-25<br>2037 AA Haarlem<br>Postbus 1<br>2000 MA Haarlem<br><br>telefoon 023 - 546 34 63<br>telefax 023 - 546 39 38<br>corporate website: www.vnu.nl |
| **Handelsregister** | nr. 34 036 267<br>Kamer van Koophandel Amsterdam |
| **Investor Relations** | telefoon 023 - 546 36 48<br>telefax 023 - 546 39 12<br>e-mail: ir.info@hq.vnu.com |
| **Corporate Communications** | telefoon 023 - 546 36 00<br>telefax 023 - 546 39 12<br>e-mail: vnupr@hq.vnu.com |

Van dit jaarverslag is een Engelstalige versie beschikbaar.

Ceylonpoort 5 25
2037 AA Haarlem
Nederland
Postbus 1
2000 MA Haarlem
telefoon +31 23 546 34 63
fax +31 23 546 39 38
www.vnu.nl

# halfjaarcijfers 2001

# Strategische verandering van VNU op koers
## VNU halfjaarwinst – cash earnings – stijgt met 15%

| | | | |
|---|---|---|---|
| ▫ Cash earnings – nettowinst voor goodwill amortisatie en voor buitengewoon resultaat | **+ 15%** | **tot EUR** | **191 miljoen** |
| ▫ Cash earnings per share – nettowinst per aandeel voor goodwill amortisatie en voor buitengewoon resultaat | **+ 7%** | **tot EUR** | **0,80** |
| ▫ Het gemiddeld aantal geplaatste gewone aandelen is met 6% gestegen tot 236 miljoen | | | |
| ▫ Nettowinst voor buitengewoon resultaat | **– 18%** | **tot EUR** | **75 miljoen** |
| ▫ Totaal bedrijfsresultaat voor goodwill amortisatie | **+ 26%** | **tot EUR** | **398 miljoen** |
| ▫ Netto-omzet | **+ 55%** | **tot EUR** | **2.392 miljoen** |
| ▫ Brutomarge van 19,3% naar 16,1% | | | |
| ▫ Verwachting groei cash earnings per share voor geheel 2001 | **tenminste 5%** | | |

Met de transformatie van VNU is aanzienlijke vooruitgang geboekt. Enerzijds zijn overeenkomsten gesloten inzake de verkoop van de groepen Consumenten- en Educatieve Informatie, terwijl anderzijds de integratie van ACNielsen voorspoedig verloopt. Dit laatste heeft geleid tot de interne splitsing van de groep Marketing- en Mediainformatie in twee delen, te weten Marketing Information en Media Measurement & Information. Daarmee is de basis gelegd om de voordelen van de integratie te realiseren.

De cash earnings – nettowinst voor goodwill amortisatie en voor buitengewoon resultaat – nam in het eerste halfjaar 2001 toe met 15% van EUR 167 miljoen tot EUR 191 miljoen. Als gevolg van een toename van het gemiddeld aantal geplaatste gewone aandelen met 6% alsmede een toename van het aantal preferente aandelen, steeg de cash earnings per share – nettowinst per aandeel voor goodwill amortisatie en voor buitengewoon resultaat – met 7% naar EUR 0,80.

De netto-omzet groeide met 55% van EUR 1.543 miljoen tot EUR 2.392 miljoen. Het totaal bedrijfsresultaat inclusief het aandeel in het resultaat van niet-geconsolideerde deelnemingen steeg met 26% van EUR 316 miljoen tot EUR 398 miljoen.
Als gevolg van een aanzienlijk afnemend advertentievolume bij de groep Businesssinformatie bedroeg de autonome groei van de netto-omzet 1% (exclusief valuta-effect 2% negatief) en die van het totaal bedrijfsresultaat 14% negatief (exclusief valuta-effect 17% negatief).

Bovengenoemde autonome groeicijfers zijn niet representatief voor de nieuwe samenstelling van de portfolio, die het autonome groeipotentieel van VNU sterk verbeterd heeft. Deze verbetering is nog niet zichtbaar in de over het eerste halfjaar 2001 gerapporteerde autonome groeicijfers. De autonome groei van de geacquireerde ondernemingen komt niet tot uitdrukking in deze cijfers. De belangrijkste acquisitie is die van ACNielsen, die in lokale valuta uitgedrukt een autonome omzetgroei van 7% over het eerste halfjaar 2001 liet zien. Bovendien is de daling van het resultaat van de groep Consumenten-informatie nog in deze cijfers begrepen.

De operationele kosten voor het ontwikkelen van internetactiviteiten, inclusief ACNielsen eRatings en NetRatings, stegen met EUR 35 miljoen tot EUR 84 miljoen. Daar stond een omzet tegenover van EUR 38 miljoen, een stijging met EUR 18 miljoen ten opzichte van het eerste halfjaar 2000.
Met name als gevolg van de acquisitie van ACNielsen daalde het bedrijfsresultaat uitgedrukt in een percentage van de omzet van 19,3% tot 16,1%.

De nettowinst voor buitengewoon resultaat daalde met 18% tot EUR 75 miljoen. Deze daling is vooral veroorzaakt door de toegenomen goodwill amortisatie en rentelasten in verband met de acquisitie van Miller Freeman USA in september 2000 en van ACNielsen in februari 2001.
De nettowinst daalde eveneens tot EUR 75 miljoen. Dat kwam met name doordat in het resultaat over het eerste halfjaar 2000 een buitengewone bate is opgenomen van EUR 578 miljoen in verband met de verkoop van VNU Dagbladen in maart 2000.

## Bedrijfsresultaat per groep

De onderscheiden groepen hebben in het eerste halfjaar van 2001 en 2000 de volgende netto-omzetten en bedrijfsresultaten behaald. Het totaal bedrijfsresultaat is inclusief niet-geconsolideerde deelnemingen.

| BEDRAGEN × EUR 1 MILJOEN | eerste halfjaar 2001 | | eerste halfjaar 2000 | |
|---|---|---|---|---|
| | netto-omzet | totaal bedrijfs-resultaat | netto-omzet | totaal bedrijfs-resultaat |
| Marketing- en Mediainformatie | **1.236** | **159** | 491 | 55 |
| Businessinformatie | **523** | **96** | 414 | 93 |
| Directories | **199** | **100** | 202 | 110 |
| Consumenteninformatie | **400** | **46** | 403 | 65 |
| Educatieve Informatie | **34** | **3** | 28 | 3 |
| Overige | **—** | **(6)** | 5 | (10) |
| Totaal | **2.392** | **398** | 1.543 | 316 |

De naam van de groep Marketinginformatie is gewijzigd in Marketing- en Mediainformatie. Met ingang van 2001 worden de businessgroepen belast met een gedeelte van de kosten voor het hoofdkantoor. De cijfers voor 2000 zijn overeenkomstig aangepast.
Vooral als gevolg van de acquisitie van ACNielsen behaalde de groep Marketing- en Mediainformatie een belangrijk hoger resultaat dan in het eerste halfjaar 2000. De resultaten van de groep Businessinformatie en in mindere mate die van Consumenteninformatie stonden onder druk als gevolg van de afzwakkende economische situatie in de Verenigde Staten en Europa.

**Marketing- en Mediainformatie**
Het resultaat van de groep Marketing- en Mediainformatie verdrievoudigde bijna. Dit komt met name doordat de resultaten van ACNielsen met ingang van 16 februari 2001 zijn geconsolideerd. Het resultaat over het eerste halfjaar 2001 is tevens beïnvloed door de reeds in 2000 ingevoerde wijziging van omzetrealisatie bij de Amerikaanse dochterondernemingen Spectra Marketing Systems, Trade Dimensions en Claritas. Indien de vroeger gebruikte basis was gecontinueerd, zou het bedrijfsresultaat over het eerste halfjaar 2001 circa EUR 25 miljoen lager zijn geweest. Overigens zal het tweede halfjaar in aanzienlijke mate positief beïnvloed worden door het seizoenspatroon van ACNielsen, waarbij het grootste deel van het resultaat in het tweede halfjaar gerealiseerd wordt. Daarnaast zullen de rentelasten in het tweede halfjaar 2001 meer dan EUR 10 miljoen lager zijn dan in het eerste halfjaar.
De eerste fase van de integratie van ACNielsen is voorspoedig verlopen. De geplande kostensynergieën zullen worden gerealiseerd. Met de splitsing van de groep Marketing- en Mediainformatie in twee delen, namelijk Marketing Information en Media Measurement & Information, is de basis gelegd voor de tweede fase, waarbij vooral omzetsynergieën zullen worden nagestreefd.

Het resultaat van ACNielsen ontwikkelde zich volledig volgens verwachting. De omzet ontwikkelde zich met een autonome groei van 7% in lokale valuta gunstig. ACNielsen lanceerde in de Verenigde Staten de Category Business Planner, de eerste op internet gebaseerde applicatie in deze sector en sloot al een aantal belangrijke contracten met detaillisten af. Verdere penetratie van dit product, dat het mogelijk maakt belangrijke verbeteringen aan te brengen in de samenwerking tussen fabrikant en detaillist, is in voorbereiding. Het bedrijfsresultaat steeg aanmerkelijk. Omzet en bedrijfsresultaat van Nielsen Media Research groeiden conform verwachting. De aanloopkosten voor de verdere ontwikkeling van het meten van internetgebruik (NetRatings en eRatings) zijn fors gestegen; de acceptatie van deze service verloopt voorspoedig. De Entertainment Information Group vertoonde sterke groei dankzij een uitstekende ontwikkeling van de markt voor filmproducten.

### Businessinformatie

Het resultaat van de groep Businessinformatie steeg fractioneel. Exclusief het acquisitie-effect van Miller Freeman USA zou het resultaat fors gedaald zijn.
In tegenstelling tot het eerste halfjaar 2000, waarin de groep Businessinformatie zich zeer gunstig ontwikkelde, was er in het eerste halfjaar 2001 sprake van een snelle achteruitgang van de economische situatie die in de Verenigde Staten eerder intrad dan in Europa. Hierdoor is deze groep vooral in de Verenigde Staten geconfronteerd met de gevolgen van een sterk afnemend advertentievolume, versterkt door de terugval van dotcom advertenties. Met name omzet en resultaat van de vakpublicaties van de Adweek groep zijn hierdoor dramatisch gedaald. Naar aanleiding van deze ontwikkelingen is reeds begin dit jaar een reeks kostenbesparende maatregelen genomen. Bovendien is recent besloten de twee in de Verenigde Staten gevestigde vaktijdschriftenuitgeverijen BPI Communications en Bill Communications samen te voegen teneinde de kostenstructuur verder te verbeteren. De vakbeurzen van Miller Freeman USA ontwikkelen zich naar verwachting. De integratie van deze activiteiten is inmiddels afgerond.
Voorts werd de groep in Europa geconfronteerd met een lagere advertentieomzet in de IT-sector en met een lager personeelsadvertentievolume.

### Directories

Het resultaat van de groep Directories bleef in het eerste halfjaar 2001 achter, mede als gevolg van een groter aantal gepubliceerde gidsen in de overeenkomstige periode van 2000. Tevens is het resultaat in het eerste halfjaar 2001 beïnvloed door hogere aanloopkosten voor de inmiddels gestaakte mobiele telefoon portal Tutch en eenmalige IT-kosten. De internetomzet steeg in het eerste halfjaar van circa EUR 1,5 miljoen naar ruim EUR 6 miljoen. De afnemende economische groei had slechts een beperkte invloed op de omzetgroei van deze groep.

### Consumenteninformatie

De groep Consumenteninformatie ondervond de gevolgen van een tegenvallende economische ontwikkeling in Europa.
Bladen- en advertentieomzetten lagen in Nederland enigszins onder het niveau van vorig jaar. De daling van het bedrijfsresultaat is mede veroorzaakt door aanloopkosten voor internet als gevolg van het in september 2000 verworven belang in ilse media groep. Deze aanloopkosten zijn voor 100% geconsolideerd. Daarnaast vond een hogere doorbelasting van kosten voor het hoofdkantoor plaats dan in het eerste halfjaar 2000. Beide effecten tezamen bedroegen circa EUR 5 miljoen.
In het eerste halfjaar is een 50% belang verworven in het nog verlieslatende Sportweek Media. Het bedrijfsresultaat in België was lager als gevolg van lanceringen van titels door concurrenten. Mediaxis heeft deze aanvallen op haar portfolio met succes gepareerd. Ook in Tsjechië ondervindt een gedeelte van onze portefeuille versterkte concurrentie.

## Acquisities

In de eerste helft van 2001 is EUR 2.720 miljoen aan acquisities besteed. De belangrijkste waren de overname van ACNielsen, actief in meer dan 100 landen en de uitbreiding tot 100% van het belang in Entertainment Marketing Information Services (EMIS). EMIS verzamelt 'point-of-sale' data van muziek-, video- en boekwinkels en levert verkoopinformatie aan de entertainment- en uitgeefsector.
VNU is op 16 februari 2001 eigenaar geworden van ACNielsen. Met deze acquisitie is de stap gezet om een mondiale rol te vervullen als aanbieder van marketing- en mediainformatie. ACNielsen verschaft informatie over consumentengoederen, levert kijkcijfers, analyseert advertentiebestedingen, meet internetgebruik en biedt informatie voor de film- en entertainmentbranche.
De integratie van ACNielsen verloopt goed, mede door de uitstekende inzet van management en medewerkers. Het resultaat ontwikkelt zich volgens verwachting. In 2001 zal de brutomarge van ACNielsen een aanzienlijke stijging ondergaan.
Operation Leading Edge, een groot herstructureringsproces, is op dit moment ongeveer halverwege het geplande traject en zal naar verwachting de winstgevendheid van ACNielsen verder verbeteren.

## Financiën

De cijfers over het eerste halfjaar 2001 zijn opgesteld overeenkomstig de grondslagen voor de waardering van activa en passiva en van resultatenbepaling, zoals toegepast in de jaarrekening 2000. Zowel in Nederland als in de Verenigde Staten zijn recentelijk de verslaggevingsregels voor immateriële vaste activa behoorlijk in beweging geweest met als gevolg een grote afwijking tussen de bepalingen voor de afschrijvingen op deze activa. Mede gezien de veranderingen in de activiteitenportefeuille bestuderen wij op dit moment de waarderingsregels, die voor de jaarrekening 2001 zullen worden toegepast. Het volgen van de Nederlandse richtlijnen zou in het eerste halfjaar 2001 tot EUR 51 miljoen aan additionele amortisatie op uitgavenrechten hebben geleid, waarbij overigens conform de afschrijving op goodwill ook langere amortisatietermijnen dan 20 jaar zijn toegepast. Toepassing van de nieuwe verslaggevingsregels in de Verenigde Staten zou ertoe leiden dat niet langer op goodwill wordt afgeschreven. Op de door VNU als belangrijkste kengetal gehanteerde cash earnings per share heeft dit onderwerp geen invloed.

Voor de financiering van de acquisitie van ACNielsen is een overbruggingsfinanciering afgesloten. Inmiddels is een deel van deze financiering afgelost met de opbrengst van de in mei 2001 geplaatste 1,75% converteerbare obligatielening van EUR 1.150 miljoen. De overbruggingsfinanciering zal verder worden afgelost uit de opbrengst van de verkoop van de groepen Consumenteninformatie en Educatieve Informatie. Het restant van het overbruggingskrediet zal met vreemd vermogen worden gefinancierd.
VNU heeft op 17 april de NLG 750 miljoen 2,75% achtergestelde converteerbare obligatielening 1998 – 2005 voor circa 90% vervroegd afgelost. Er is voor NLG 78 miljoen aan obligaties ter conversie aangeboden. Dit resulteerde in een stijging van het aantal gewone aandelen met 0,9 miljoen.

## Interim-dividend

VNU keert over het boekjaar 2001 een interim-dividend uit van EUR 0,12 per gewoon aandeel. Dit is gelijk aan het interim-dividend over 2000. Het interim-dividend op de gewone aandelen kan desgewenst worden opgenomen in aandelen. Daartoe zal het aantal aandelen dat recht geeft op één nieuw gewoon aandeel worden vastgesteld op basis van het gemiddelde van de slotkoersen van de laatste drie dagen van de periode, waarin de keuze voor uitkering in contanten dan wel in aandelen kan worden bepaald. De waarde van het interim-dividend in aandelen zal zo dicht mogelijk liggen bij de waarde van het contante dividend. Op de 7% preferente aandelen wordt een interim-dividend uitgekeerd van EUR 0,64.
Het interim-dividend, dat geen indicatie geeft van de hoogte van het te verwachten slotdividend, en het interim-dividend op de preferente aandelen worden met ingang van 5 september 2001 betaalbaar gesteld.

## Verkoop groepen Consumenteninformatie en Educatieve Informatie

VNU heeft op 20 juli meegedeeld dat zij een definitieve overeenkomst heeft gesloten met het Finse mediaconcern SanomaWSOY inzake de verkoop van de groep Consumenteninformatie. De totale overnamesom bedraagt EUR 1,25 miljard. De verkoop heeft betrekking op alle direct verbonden activiteiten en werkmaatschappijen van VNU Tijdschriften (Nederland), Mediaxis (België), VNU Magazines (actief in vijf Europese landen) en Aldipress (verkoop en distributie van tijdschriften in Nederland).
In de transactie zijn niet begrepen de deelnemingen van VNU in CVI Media Group (Nederland) en Independent Media Holding (Rusland). Verwacht wordt, dat de transactie met SanomaWSOY aan het begin van het vierde kwartaal zal worden afgerond.
VNU maakte op 6 augustus bekend dat zij een definitieve overeenkomst heeft gesloten met de investeringsmaatschappij 3i inzake de verkoop van de Educatieve Informatie groep. Het totale bedrag dat met deze transactie is gemoeid bedraagt ongeveer EUR 195 miljoen. De verkoop betreft alle activiteiten van de twee werkmaatschappijen L.C.G. Malmberg (Nederland) en Uitgeverij Van In (België). Verwacht wordt dat de transactie binnenkort zal worden afgerond.

## Verwachtingen

Voor geheel 2001 wordt verwacht dat op basis van huidige valutakoersen de cash earnings per share – nettowinst per aandeel voor goodwill amortisatie en voor buitengewoon resultaat – zal stijgen met tenminste 5%.

De Raad van Bestuur
Haarlem, 22 augustus 2001

**Forward looking statements**

Dit document bevat vooruitzichten (forward looking statements).
Deze vooruitzichten worden uitgedrukt met woorden als 'verwachten', 'zou', 'zou kunnen', 'zullen' en vergelijkbare woorden. Deze vooruitzichten zijn onderhevig aan risico's en onzekerheden, en feitelijke resultaten en gebeurtenissen kunnen aanzienlijk afwijken van hetgeen thans verwacht wordt.
Factoren die daartoe aanleiding kunnen geven zijn onder meer de algemene economische situatie, omstandigheden in de markten waarop VNU actief is, de houding van klanten, leveranciers en concurrenten, technologische ontwikkelingen alsmede wet en regelgeving die VNU's business raken.

# Groepsbalans

BEDRAGEN × EUR 1.000

| | 30 juni 2001 | 31 december 2000 | 30 juni 2000 |
|---|---|---|---|
| **Vaste activa** | | | |
| Immateriële vaste activa | **9.898.726** | 6.581.944 | 5.821.155 |
| Materiële vaste activa | **479.027** | 303.790 | 326.246 |
| Financiële vaste activa | **221.260** | 168.845 | 116.568 |
| | **10.599.013** | 7.054.579 | 6.263.969 |
| **Vlottende activa** | | | |
| Voorraden | **111.524** | 95.975 | 89.566 |
| Vorderingen | **1.669.329** | 1.113.985 | 958.147 |
| Liquide middelen | **729.607** | 602.422 | 652.041 |
| | **2.510.460** | 1.812.382 | 1.699.754 |
| Kortlopende schulden | **4.846.231** | 1.943.291 | 1.523.211 |
| Werkkapitaal | **(2.335.771)** | (130.909) | 176.543 |
| Te financieren kapitaal | **8.263.242** | 6.923.670 | 6.440.512 |
| **Langlopende schulden** | | | |
| Obligatieleningen en onderhandse leningen | **2.938.941** | 1.771.634 | 1.878.903 |
| Overige langlopende verplichtingen | **242.019** | 231.219 | 323.466 |
| | **3.180.960** | 2.002.853 | 2.202.369 |
| Voorzieningen | **301.672** | 173.498 | 170.302 |
| Achtergesteld vreemd vermogen | **491.882** | 831.984 | 831.986 |
| Minderheidsbelang derden | **158.448** | 168.321 | 161.056 |
| **Eigen vermogen** | | | |
| Aandelenkapitaal | **50.168** | 49.762 | 48.102 |
| Agio | **2.066.513** | 2.050.466 | 1.439.903 |
| Overige reserves | **2.013.599** | 1.646.786 | 1.586.794 |
| | **4.130.280** | 3.747.014 | 3.074.799 |
| Financierend vermogen | **8.263.242** | 6.923.670 | 6.440.512 |

Op de in dit bericht vermelde tussentijdse cijfers is geen accountantscontrole toegepast.

# Groepswinst- en -verliesrekening



| BEDRAGEN × EUR 1.000 | eerste halfjaar 2001 | eerste halfjaar 2000 | 2000 |
|---|---|---|---|
| Netto-omzet | **2.392.198** | 1.542.508 | 3.384.560 |
| Kosten van grond- en hulpstoffen | **311.911** | 285.039 | 605.368 |
| Kosten uitbesteed werk en andere externe kosten | **175.823** | 146.142 | 303.555 |
| Personeelskosten | **922.767** | 523.742 | 1.121.073 |
| Afschrijvingen materiële vaste activa | **74.399** | 41.644 | 86.320 |
| Overige bedrijfskosten | **522.164** | 247.690 | 567.394 |
| Som van de bedrijfslasten | **2.007.064** | 1.244.257 | 2.683.710 |
| Bedrijfsresultaat | **385.134** | 298.251 | 700.850 |
| Aandeel in bedrijfsresultaat niet-geconsolideerde deelnemingen | **13.129** | 17.857 | 28.586 |
| Totaal bedrijfsresultaat voor goodwill amortisatie | **398.263** | 316.108 | 729.436 |
| Goodwill amortisatie | **(115.954)** | (74.508) | (185.562) |
| Bedrijfsresultaat na goodwill amortisatie | **282.309** | 241.600 | 543.874 |
| Rentebaten | **24.760** | 17.097 | 51.698 |
| Rentelasten | **(157.543)** | (94.661) | (192.659) |
| Uitkomst van financiële baten en lasten | **(132.783)** | (77.564) | (140.961) |
| Resultaat uit gewone bedrijfsuitoefening voor belastingen | **149.526** | 164.036 | 402.913 |
| Belastingen | **(69.650)** | (62.670) | (161.881) |
| Resultaat uit gewone bedrijfsuitoefening na belastingen | **79.876** | 101.366 | 241.032 |
| Minderheidsbelang derden | **(4.387)** | (8.873) | (19.176) |
| Resultaat uit gewone bedrijfsuitoefening na belastingen en na minderheidsbelang derden | **75.489** | 92.493 | 221.856 |
| Buitengewoon resultaat voor belastingen | **—** | 577.859 | 577.183 |
| Belastingen over buitengewoon resultaat | **—** | — | — |
| Buitengewoon resultaat na belastingen | **—** | 577.859 | 577.183 |
| Nettowinst | **75.489** | 670.352 | 799.039 |
| PER GEWOON AANDEEL × EUR 1 | | | |
| Nettowinst voor goodwill amortisatie en buitengewoon resultaat | **0,80** | 0,75 | 1,78 |
| Nettowinst voor buitengewoon resultaat | **0,31** | 0,41 | 0,96 |
| Nettowinst voor buitengewoon resultaat met inachtneming van het mogelijke verwateringseffect | **0,31** | 0,40 | 0,96 |

# Eigen vermogen

De mutaties in het eigen vermogen kunnen als volgt worden weergegeven:

| BEDRAGEN X EUR 1 MILJOEN | eerste halfjaar 2001 | eerste halfjaar 2000 |
|---|---|---|
| Saldo per 1 januari | **3.747** | 1.834 |
| Uitgifte nieuwe aandelen | **43** | 358 |
| Mutatie goodwill i.v.m. desinvesteringen | **—** | 34 |
| Koersverschillen deelnemingen en financieringen | **251** | 154 |
| Mutatie uit hoofde van stockdividend | **41** | 33 |
| Resultaat lopend boekjaar | **75** | 670 |
| Overige mutaties | **(27)** | (8) |
| Saldo per 30 juni | **4.130** | 3.075 |

# Geconsolideerd kasstroomoverzicht

| BEDRAGEN × EUR 1.000 | eerste halfjaar 2001 | eerste halfjaar 2000 | 2000 |
|---|---|---|---|
| Bedrijfsresultaat geconsolideerde deelnemingen na goodwill amortisatie | **269.387** | 224.176 | 516.663 |
| Aanpassingen voor: | | | |
| Afschrijvingen materiële vaste activa | **74.399** | 41.644 | 86.320 |
| Goodwill amortisatie geconsolideerde deelnemingen | **115.747** | 74.076 | 184.187 |
| Mutatie voorzieningen en overige langlopende verplichtingen | **(16.243)** | (3.958) | (44.364) |
| Mutatie vorderingen | **(31.194)** | (40.209) | (142.422) |
| Mutatie voorraden | **(15.549)** | (8.118) | (12.822) |
| Mutatie kortlopende schulden | **(25.088)** | (12.175) | 122.834 |
| Mutatie in werkkapitaalcomponenten | **(71.831)** | (60.502) | (32.410) |
| Kasstroom uit bedrijfsoperaties van geconsolideerde deelnemingen | **371.459** | 275.436 | 710.396 |
| Ontvangen rente | **38.200** | 17.052 | 43.621 |
| Ontvangen dividend van niet-geconsolideerde deelnemingen | **3.333** | 10.012 | 16.389 |
| Betaalde rente | **(154.787)** | (113.540) | (178.013) |
| Betaalde belasting naar de winst | **(60.024)** | (25.604) | (63.952) |
| | **(173.278)** | (112.080) | (181.955) |
| Kasstroom uit operationele activiteiten | **198.181** | 163.356 | 528.441 |
| Verwerving groepsmaatschappijen en niet-geconsolideerde deelnemingen | **(2.720.435)** | (231.767) | (1.007.043) |
| Desinvestering groepsmaatschappijen en niet-geconsolideerde deelnemingen | **1.627** | 871.339 | 849.283 |
| Netto-investeringen in materiële vaste activa | **(112.797)** | (87.879) | (153.488) |
| Netto-investeringen in financiële vaste activa | **(3.020)** | (6.242) | (7.185) |
| Kasstroom uit investeringsactiviteiten | **(2.834.625)** | 545.451 | (318.433) |
| Opgenomen vreemd vermogen | **4.627.116** | 618.166 | 919.315 |
| Aflossingen vreemd vermogen | **(1.749.934)** | (1.570.564) | (1.968.596) |
| Emissie-opbrengsten | **6.891** | 351.895 | 947.646 |
| Betaald dividend | **(52.841)** | (50.360) | (65.597) |
| Kasstroom uit financieringsactiviteiten | **2.831.232** | (650.863) | (167.232) |
| Netto kasstroom | **194.788** | 57.944 | 42.776 |
| Overige mutaties (onder andere koers- en omrekenverschillen) | **(67.603)** | (22.427) | (56.878) |
| Mutatie geldmiddelen | **127.185** | 35.517 | (14.102) |
| Vrije kasstroom | **32.543** | 25.117 | 309.356 |

Ceylonpoort 5-25
2031 AA Haarlem
Nederland
Postbus 1
2000 MA Haarlem
telefoon +31 23 546 34 63
fax +31 23 546 39 38
corporate website www.vnu.nl

02 SEP 18 AM ... 47

File No. 82-2876

# 2002

# Half yearly figures

VNU

# VNU cash earnings increase by 21% in the first half of 2000

| | | | |
|---|---|---|---|
| Cash earnings (earnings before goodwill amortization and extraordinary items) | + 21% | to EUR | 167 million |
| Cash earnings per share (earnings per share before goodwill amortization and extraordinary items) | + 3% | to EUR | 0.75 |
| Average number of common shares outstanding increased by 17% to 223 million | | | |
| Earnings before extraordinary items | – 18% | to EUR | 92 million |
| Net earnings | + 507% | to EUR | 670 million |
| Total operating income before goodwill amortization | + 21% | to EUR | 316 million |
| Operating income after goodwill amortization | + 3% | to EUR | 242 million |
| Net revenues | + 21% | to EUR | 1,543 million |
| Operating costs for the Internet | + 345% | to EUR | 49 million |
| Operating income to 19.3% from 18.9% of net revenues | | | |

Earnings before goodwill amortization and extraordinary items increased by 21% to EUR 167 million from EUR 138 million in the first half of 2000. As a result of an increase in the average number of common shares outstanding by 17%, earnings per share before goodwill amortization and extraordinary items increased by 3% to EUR 0.75 from EUR 0.73. This increase is somewhat higher than we announced in our prospects at the presentation of our 1999 results. Earnings before extraordinary items declined by 18% to EUR 92 million mainly due to increased goodwill amortization relating to the acquisition of Nielsen Media Research and NetRatings in October and December 1999 respectively. Net earnings increased strongly to EUR 670 million as a result of an extraordinary gain on the sale of VNU's newspapers business.

Operating income including VNU's share in operating income of non-consolidated subsidiaries increased by 21% to EUR 316 million from EUR 260 million. Excluding the effect of the higher currency rate for the US dollar, this increase amounted to 19%. Start-up costs, which are fully charged to income, increased by EUR 43 million to EUR 59 million. The latter amount includes EUR 29 million for the Internet. Operating income expressed as a percentage of net revenues increased to 19.3% from 18.9%.

Net revenues grew by 21% to EUR 1,543 million from EUR 1,276 million. The organic growth was 10% of which 3% was due to currency rate effects. Nielsen Media Research and NetRatings have been consolidated in the first half 2000 results. This was not applicable for the first half of 1999. In contrast to 1999, VNU Newspapers has not been consolidated in the first half of 2000.

The ratio of shareholders' equity in relation to financing capital, including current liabilities, increased to 39% at June 30, 2000 from 24% at December 31, 1999. This increase is due to an extraordinary gain of EUR 578 million on the sale of VNU Newspapers, the sale of 4.5 million common shares to institutional investors in February in the amount of approximately EUR 263 million and the issuance of preferred shares in June in the amount of EUR 90 million.

## Review

All business groups contributed to the improvement in results. Specifically, the business groups marketing information and business information achieved significantly higher operating income than in the first half of 1999.

Operating income of the marketing information group is not comparable with 1999 results. Operating income of Nielsen Media Research and of NetRatings (which was

faced with start-up losses), have been consolidated in the first half 2000 figures. Since these companies were not acquired until the second half of 1999, their results are not reflected in the first half of 1999. Both companies developed completely as expected. The other operating companies belonging to the marketing information group achieve most of their operating income in the second half year as a result of seasonal effects.

The business information group developed very favorably in the first half of 2000, primarily as a result of the excellent development of activities in the United States. We devoted substantial attention to the further expansion of Internet operations at the business information group. In August, we acquired the European IT-magazines of Ziff Davis Media.

Operating income of the directories group further increased in spite of substantial start-up costs for the development of electronic products.

The consumer information group achieved higher revenues specifically advertising revenues in The Netherlands. Revenues in Belgium declined slightly due to unfavorable market conditions. However, operating income of consumer information in the Czech Republic and Hungary developed favorably. Start-up costs for the Internet reduced growth of operating income in the consumer information group.

Acquisitions by VNU amounted to EUR 127 million in the first half of 2000, the most significant of which were Egyesült Kiadói Holding (consumer information in Hungary) and the increase to 85% in our interest in ORG-MARG (marketing information in India). In August, we sold our interests in Scoot Nederland and Scoot België. Recently, we sold the American subsidiary Competitive Media Reporting. The book gain on this sale will be presented in the second half of 2000.

## Internet operations

VNU has expanded its Internet operations significantly in the first half of 2000 both internally and through various partnerships. They include the joint venture newmonday.com, in which we are developing along with the Dutch staffing firm Randstad, a European recruitment portal, and the Dutch partnership with PCM Uitgevers (newspapers) and Holland Media Groep (television) to develop a supply-and-demand site under the name Spott.nl. We also acquired a 22.5% interest in the Dutch company EuroClix and entered into a European agreement with the German company Gatrixx to jointly develop and operate portals for specific financial information. In addition, we acquired the Dutch company Startpagina.nl ('starting page') and signed a letter of intent with the Dutch company ilse media groep. Operating costs for Internet activities, including NetRatings, increased to EUR 49 million in the first half. We recognized revenues of EUR 20 million compared to EUR 6 million in the first half of 1999. The number of page views of VNU's expanding Internet sites were approximately 460 million in the first half year compared to approximately 300 million in the second half of 1999. As of June 30, approximately 470 full-time employees are involved in our Internet activities.

## Interim dividend

For the financial year 2000, VNU will pay an interim dividend of EUR 0.12 per common share compared to an interim dividend of EUR 0.11 in 1999. For the 7% preferred shares an interim dividend of EUR 0.64 will be paid. If desired, the interim dividend per common

share can be converted into shares which will be charged to the additional paid-in capital reserve. Total number of shares necessary to obtain one new share will be fixed on the basis of the average final market price on the last three days of the period in which the shareholders can make the choice between a cash dividend or shares. The interim dividend expressed in shares will have a maximum discount of 5% as compared with the cash dividend. The interim dividend, which is not indicative of the amount of our final dividend, and the interim dividend on preferred shares will be paid on September 6, 2000.

## Acquisition of Miller Freeman, Inc.

On July 18, 2000, VNU announced that it has entered into an agreement with United News & Media to acquire Miller Freeman, Inc. in an all cash transaction for USD 650 million (EUR 695 million). The transaction is expected to close by the end of the summer. With trade shows, business magazines and online marketplaces, Miller Freeman is active in United States business segments including 'Sports & Apparel', 'Jewelry', 'Gift & Merchandise', 'Real Estate & Construction' and 'Travel'. After the transaction, approximately 50% of VNU's revenue will come from the United States. VNU will be one of the largest business-to-business media and information companies in the world and a leading trade show organizer in the United States.

## Prospects

Barring unforeseen events, we expect for 2000 as a whole cash earnings per share (earnings per share before goodwill amortization and extraordinary items) to increase by approximately the same percentage as in the first half of 2000.

*The Executive Board*
*Haarlem, August 23, 2000*

In the first half of 2000 and 1999, VNU's various business groups generated the following net revenues and operating income (including operating income of non-consolidated subsidiaries).

| | first half 2000 | | first half 1999 | |
|---|---|---|---|---|
| AMOUNTS X EUR 1 MILLION | net revenues | total operating income | net revenues | total operating income |
| Marketing Information | **491** | **56** | 189 | 1 |
| Business Information | **414** | **95** | 322 | 69 |
| Directories | **202** | **111** | 192 | 101 |
| Consumer Information | **403** | **67** | 346 | 62 |
| Educational Information | **28** | **4** | 24 | 3 |
| Newspapers | **–** | **–** | 196 | 42 |
| Other | **5** | **(17)** | 7 | (18) |
| Total | **1,543** | **316** | 1,276 | 260 |

Compared to the 1999 presentation, the professional information sector has been divided into the business groups marketing information and business information. We have eliminated the geographical breakdown.

# Consolidated balance sheet

| AMOUNTS X EUR 1,000 | June 30 2000 | Dec 31 1999 | June 30 1999 |
|---|---|---|---|
| **Fixed assets** | | | |
| Intangible assets | **5,821,155** | 5,529,298 | 2,683,703 |
| Property, plant and equipment | **326,246** | 264,434 | 215,274 |
| Long-term financial assets | **116,568** | 244,762 | 91,642 |
| | **6,263,969** | 6,038,494 | 2,990,619 |
| **Current assets** | | | |
| Inventories | **89,566** | 81,352 | 90,236 |
| Accounts receivable and other current assets | **958,147** | 905,453 | 687,015 |
| Cash and cash equivalents | **652,041** | 616,524 | 72,471 |
| | **1,699,754** | 1,603,329 | 849,722 |
| Current liabilities | **1,523,211** | 2,987,447 | 1,082,939 |
| Working capital | **176,543** | (1,384,118) | (233,217) |
| Capital to be financed | **6,440,512** | 4,654,376 | 2,757,402 |
| **Non-current liabilities** | | | |
| Debenture loans and private placements | **1,878,903** | 1,358,241 | 1,257,381 |
| Other long-term liabilities | **323,466** | 318,470 | 88,518 |
| | **2,202,369** | 1,676,711 | 1,345,899 |
| Provisions for liabilities and charges | **170,302** | 148,523 | 83,333 |
| Subordinated loans | **831,986** | 832,223 | 567,226 |
| Minority interests | **161,056** | 162,593 | 20,089 |
| **Shareholders' equity** | | | |
| Capital stock | **48,102** | 45,137 | 44,515 |
| Additional paid-in capital | **1,439,903** | 1,083,821 | 97,939 |
| Retained earnings | **1,586,794** | 705,368 | 598,401 |
| | **3,074,799** | 1,834,326 | 740,855 |
| Financing capital | **6,440,512** | 4,654,376 | 2,757,402 |

# Consolidated statement of earnings

| AMOUNTS X EUR 1,000 | first half 2000 | first half 1999 | 1999 |
|---|---|---|---|
| Net revenues | **1,542,508** | 1,276,385 | 2,809,151 |
| Raw materials | **285,039** | 257,366 | 507,004 |
| Purchased services | **146,142** | 154,568 | 331,910 |
| Personnel costs | **523,742** | 401,605 | 890,402 |
| Depreciation of property, plant and equipment | **41,644** | 28,513 | 64,881 |
| Other operating expenses | **247,690** | 193,670 | 444,975 |
| Total operating costs and expenses | **1,244,257** | 1,035,722 | 2,239,172 |
| Operating income | **298,251** | 240,663 | 569,979 |
| Equity in operating income of non-consolidated subsidiaries | **17,857** | 19,768 | 34,511 |
| Total operating income before goodwill amortization | **316,108** | 260,431 | 604,490 |
| Goodwill amortization | **(74,508)** | (25,588) | (73,477) |
| Operating income after goodwill amortization | **241,600** | 234,843 | 531,013 |
| Interest income | **17,097** | 8,774 | 20,775 |
| Interest expense | **(94,661)** | (57,660) | (134,917) |
| Results from financial income and expense | **(77,564)** | (48,886) | (114,142) |
| Earnings from ordinary activities before income taxes | **164,036** | 185,957 | 416,871 |
| Income taxes | **(62,670)** | (64,968) | (148,981) |
| Earnings from ordinary activities after income taxes | **101,366** | 120,989 | 267,890 |
| Minority interests | **(8,873)** | (8,793) | (21,177) |
| Earnings from ordinary activities after income taxes and after minority interests | **92,493** | 112,196 | 246,713 |
| Extraordinary items before income taxes | **577,859** | (1,614) | (1,785) |
| Income taxes | **–** | (159) | – |
| Extraordinary items after income taxes | **577,859** | (1,773) | (1,785) |
| Net earnings | **670,352** | 110,423 | 244,928 |

[illegible]

| AMOUNTS X EUR 1 | | | |
|---|---|---|---|
| Earnings before goodwill amortization and extraordinary items | **0.75** | 0.73 | 1.65 |
| Earnings before extraordinary items | **0.41** | 0.59 | 1.27 |

# Consolidated statement of cash flow

| AMOUNTS X EUR 1,000 | first half 2000 | first half 1999 | 1999 |
|---|---|---|---|
| Operating income of consolidated subsidiaries after goodwill amortization | **224,176** | 215,075 | 496,502 |
| Adjustments for: | | | |
| Depreciation of property, plant and equipment | **41,644** | 28,513 | 64,881 |
| Goodwill amortization | **74,076** | 25,588 | 73,477 |
| Change in provisions and other long-term liabilities | **(3,958)** | 9,375 | (28,285) |
| Change in accounts receivable and other current assets | **(40,209)** | (37,949) | (86,434) |
| Change in inventories | **(8,118)** | (15,321) | (6,372) |
| Change in current liabilities | **(12,175)** | (10,154) | 16,385 |
| Change in working capital | **(60,502)** | (63,424) | (76,421) |
| Cash flow from operations of consolidated subsidiaries | **275,436** | 215,127 | 530,154 |
| Interest received | **17,052** | 15,225 | 20,639 |
| Dividends received from non-consolidated subsidiaries | **10,012** | 728 | 14,119 |
| Interest paid | **(113,540)** | (80,389) | (122,962) |
| Income taxes paid | **(25,604)** | (47,354) | (97,325) |
| | **(112,080)** | (111,790) | (185,529) |
| Cash flow from operational activities | **163,356** | 103,337 | 344,625 |
| Acquisitions of consolidated and non-consolidated subsidiaries | **(231,767)** | (214,538) | (2,353,975) |
| Divestitures of consolidated and non-consolidated subsidiaries | **871,339** | 4,582 | 42,343 |
| Net investment in property, plant and equipment | **(87,879)** | (25,858) | (66,056) |
| Net investment in long-term financial assets | **(6,242)** | (3,149) | (7,645) |
| Cash flow from investment activities | **545,451** | (238,963) | (2,385,333) |
| Proceeds from long- and short-term debt | **618,166** | 80,272 | 1,759,101 |
| Repayment of long- and short-term debt | **(1,570,564)** | (120,859) | (240,874) |
| Proceeds from share issuance | **351,895** | 4,656 | 955,236 |
| Dividends paid | **(50,360)** | (61,209) | (82,708) |
| Cash flow from financing activities | **(650,863)** | (97,140) | 2,390,755 |
| Net cash flow | **57,944** | (232,766) | 350,047 |
| Foreign currency differences and other changes | **(22,427)** | (20,143) | (58,904) |
| *Changes in cash and cash equivalents* | **35,517** | *(252,909)* | *291,143* |
| Free cash flow | **25,117** | 16,270 | 195,861 |

Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands
P.O. Box 1
2000 MA Haarlem
telephone +31 23 546 34 63
fax +31 23 546 39 38
finance.vnu.com

File No. 82-2876

# 2000 Halfjaarcijfers

VNU

# VNU halfjaarwinst - cash earnings - stijgt met 21%

| | | | |
|---|---|---|---|
| Cash earnings (nettowinst voor goodwill amortisatie en voor buitengewoon resultaat) | + 21% | tot EUR | 167 miljoen |
| Cash earnings per share (nettowinst per aandeel voor goodwill amortisatie en voor buitengewoon resultaat) | + 3% | tot EUR | 0,75 |
| Het gemiddeld aantal geplaatste gewone aandelen is met 17% gestegen tot 223 miljoen | | | |
| Nettowinst voor buitengewoon resultaat | – 18% | tot EUR | 92 miljoen |
| Nettowinst | + 507% | tot EUR | 670 miljoen |
| Totaal bedrijfsresultaat voor goodwill amortisatie | + 21% | tot EUR | 316 miljoen |
| Bedrijfsresultaat na goodwill amortisatie | + 3% | tot EUR | 242 miljoen |
| Netto-omzet | + 21% | tot EUR | 1.543 miljoen |
| Operationele kosten internet | + 345% | tot EUR | 49 miljoen |
| Brutomarge van 18,9% tot 19,3% | | | |

De nettowinst voor goodwill amortisatie en voor buitengewoon resultaat nam in het eerste halfjaar 2000 toe met 21% van EUR 138 miljoen tot EUR 167 miljoen. Als gevolg van een toename van het gemiddeld aantal geplaatste gewone aandelen met 17% steeg de nettowinst per aandeel voor goodwill amortisatie en voor buitengewoon resultaat met 3% van EUR 0,73 tot EUR 0,75. Dit is enigszins hoger dan de bij de presentatie van de jaarcijfers 1999 uitgesproken verwachtingen. De nettowinst voor buitengewoon resultaat daalde met 18% naar EUR 92 miljoen. Deze daling is vooral veroorzaakt door de toegenomen goodwill amortisatie uit hoofde van de acquisitie van Nielsen Media Research en NetRatings in oktober respectievelijk december 1999. De nettowinst steeg sterk tot EUR 670 miljoen als gevolg van een buitengewone bate door de verkoop van VNU Dagbladen.

Het bedrijfsresultaat inclusief het aandeel in het resultaat van niet-geconsolideerde deelnemingen steeg met 21% van EUR 260 miljoen tot EUR 316 miljoen. Exclusief het effect van de hogere koers van de Amerikaanse dollar bedroeg deze procentuele stijging 19. De aanloopkosten, die volledig ten laste van het resultaat komen, stegen met EUR 43 miljoen tot EUR 59 miljoen. Dit laatste bedrag is inclusief EUR 29 miljoen voor internet. Het bedrijfsresultaat uitgedrukt in een percentage van de omzet nam toe van 18,9% tot 19,3%.

De netto-omzet groeide met 21% van EUR 1.276 miljoen tot EUR 1.543 miljoen. De autonome groei van de netto-omzet bedroeg 10%. Hierin was een valuta-effect van 3% begrepen. In de cijfers over het eerste halfjaar 2000 zijn Nielsen Media Research en NetRatings geconsolideerd, terwijl dit in het eerste halfjaar 1999 niet van toepassing was. Daarentegen is VNU Dagbladen in 2000 niet meer geconsolideerd, terwijl dat in 1999 nog wel het geval was.

De ratio van het eigen vermogen ten opzichte van het balanstotaal, inclusief vlottende passiva, steeg van 24% eind 1999 tot 39% eind juni 2000. Deze toename is met name het gevolg van een boekwinst van EUR 578 miljoen door de verkoop van VNU Dagbladen, de plaatsing van 4,5 miljoen gewone aandelen bij institutionele beleggers in februari voor een bedrag van ruim EUR 263 miljoen en de uitgifte van preferente aandelen in juni voor een bedrag van EUR 90 miljoen.

## Toelichting

Alle groepen droegen bij aan de verbetering van de resultaten. Vooral de resultaten van de groepen marketinginformatie en businessinformatie waren belangrijk hoger dan in het eerste halfjaar 1999.

Het resultaat van de groep marketinginformatie is niet vergelijkbaar met dat over 1999.

In de cijfers over het eerste halfjaar 2000 zijn de resultaten van Nielsen Media Research en NetRatings, bij welk bedrijf sprake was van aanloopverliezen, geconsolideerd. Dit was in het eerste halfjaar 1999 nog niet het geval. Beide ondernemingen voldeden volledig aan de verwachtingen. De overige onderdelen van de groep marketinginformatie behalen als gevolg van het seizoenspatroon hun bedrijfsresultaat voornamelijk in het tweede halfjaar.
De groep businessinformatie ontwikkelde zich in het eerste halfjaar 2000 zeer gunstig. Dit werd met name veroorzaakt door de uitstekende ontwikkeling van de activiteiten in de Verenigde Staten. Binnen de groep businessinformatie wordt veel aandacht gegeven aan de verdere uitbouw van de internetactiviteiten. In augustus zijn de Europese IT-vaktijdschriften van Ziff Davis Media overgenomen.
Het resultaat van de groep directories steeg verder ondanks forse aanloopkosten voor de ontwikkeling van elektronische producten.
De groep consumenteninformatie behaalde een hogere omzet met name op de advertentiemarkt in Nederland. De omzetontwikkeling in België stond echter onder druk door minder gunstige marktontwikkelingen. De resultaten In Tsjechië en Hongarije ontwikkelden zich daarentegen gunstig. De groei van het bedrijfsresultaat in de groep consumenteninformatie werd geremd door aanloopkosten voor internet.
In de eerste helft van 2000 is EUR 127 miljoen aan acquisities besteed. De belangrijkste waren de overname van Egyesült Kiadói Holding (consumenteninformatie in Hongarije) en de uitbreiding tot 85% van het belang in ORG-MARG (marketinginformatie in India). In augustus zijn de belangen in Scoot Nederland en Scoot België volledig afgestoten. De Amerikaanse dochteronderneming Competitive Media Reporting is recent verkocht. De boekwinst op deze verkoop wordt in het tweede halfjaar 2000 gepresenteerd.

## Internetactiviteiten

VNU heeft in het eerste halfjaar 2000 haar internetactiviteiten sterk uitgebreid zowel autonoom als door diverse partnerships. Genoemd kunnen worden de joint venture newmonday.com, waarin samen met Randstad een Europese carrière-portal zal worden uitgebouwd en het Nederlandse samenwerkingsverband met PCM Uitgevers en Holland Media Groep voor een vraag- en aanbodsite, genaamd Spott.nl. Verder is een 22,5% belang genomen in de Nederlandse onderneming EuroClix en is een Europees samenwerkingsverband aangegaan met het Duitse bedrijf Gatrixx om portals met specifieke financiële informatie te creëren. Daarnaast is Startpagina.nl in Nederland overgenomen en is een intentieverklaring tot samenwerking met de Nederlandse ilse media groep gesloten. De operationele kosten voor het ontwikkelen van internetactiviteiten, inclusief NetRatings, stegen in het eerste halfjaar tot EUR 49 miljoen. Daar stond een omzet tegenover van EUR 20 miljoen tegen EUR 6 miljoen in de eerste helft van 1999. Het aantal page views van de zich steeds verder uitbreidende internetsites van VNU bedroeg in het eerste halfjaar ongeveer 460 miljoen ten opzichte van bijna 300 miljoen in het tweede halfjaar van 1999. Medio 2000 zijn in totaal ongeveer 470 personeelsleden (in full-time eenheden) bij de internetactiviteiten betrokken.

## Interim-dividend

VNU keert over het boekjaar 2000 een interim-dividend uit van EUR 0,12 per gewoon aandeel vergeleken met een interim-dividend van EUR 0,11 over 1999. Op de 7% preferente aandelen wordt een interim-dividend uitgekeerd van EUR 0,64. Het interim-dividend op de gewone aandelen kan desgewenst worden opgenomen in aandelen ten laste van de agioreserve. Daartoe zal het aantal aandelen dat recht geeft op één nieuw

aandeel worden vastgesteld op basis van het gemiddelde van de slotkoersen van de laatste drie dagen van de periode, waarin de keuze voor uitkering in contanten dan wel in aandelen kan worden bepaald. De waarde van het interim-dividend in aandelen zal maximaal 5% lager liggen dan het contante dividend. Het interim-dividend, dat geen indicatie geeft van de hoogte van het te verwachten slotdividend, en het interim-dividend op de preferente aandelen worden met ingang van 6 september 2000 betaalbaar gesteld.

## Overname Miller Freeman, Inc.

VNU maakte op 18 juli 2000 bekend een overeenkomst te hebben gesloten met United News & Media over de overname van Miller Freeman, Inc. voor USD 650 miljoen (EUR 695 miljoen) in contanten. Verwacht wordt dat de transactie aan het einde van de zomer zal worden afgerond. Met vakbeurzen, vakbladen en ontwikkelingen op het gebied van e-commerce is Miller Freeman in de Verenigde Staten actief in de marktsegmenten sport en sportkleding, juwelen, geschenken, vastgoed en bouw alsmede reizen. Na de overname zal ongeveer 50% van VNU's omzet worden behaald in de Verenigde Staten. VNU zal dan een van de grootste business-to-business media en informatiebedrijven in de wereld zijn en in de Verenigde Staten een vooraanstaande organisator van vakbeurzen.

## Verwachtingen

Voor geheel 2000 wordt, onder voorbehoud van onvoorziene omstandigheden, een stijging van de cash earnings per share (nettowinst per aandeel voor goodwill amortisatie en voor buitengewoon resultaat) verwacht, die vergelijkbaar is met het eerste halfjaar.

*De Raad van Bestuur*
*Haarlem, 23 augustus 2000*

De onderscheiden groepen hebben in het eerste halfjaar van 2000 en 1999 de volgende netto-omzetten en bedrijfsresultaten, de laatste inclusief niet-geconsolideerde deelnemingen, behaald:

| | | **2000 eerste halfjaar** | | **1999 eerste halfjaar** |
|---|---|---|---|---|
| BEDRAGEN × EUR 1 MILJOEN | **netto-omzet** | **totaal bedrijfs-resultaat** | netto-omzet | totaal bedrijfs-resultaat |
| Marketinginformatie | **491** | **56** | 189 | 1 |
| Businessinformatie | **414** | **95** | 322 | 69 |
| Directories | **202** | **111** | 192 | 101 |
| Consumenteninformatie | **403** | **67** | 346 | 62 |
| Educatieve Informatie | **28** | **4** | 24 | 3 |
| Dagbladen | **–** | **–** | 196 | 42 |
| Overige | **5** | **(17)** | 7 | (18) |
| totaal | **1.543** | **316** | 1.276 | 260 |

Ten opzichte van 1999 is de segmentatie aangepast en wordt binnen de sector professionele informatie onderscheid gemaakt tussen de groepen marketinginformatie en businessinformatie. De vroegere geografische indeling is komen te vervallen.

# Groepsbalans

| BEDRAGEN × EUR 1.000 | 30 juni 2000 | 31 december 1999 | 30 juni 1999 |
|---|---|---|---|
| **Vaste activa** | | | |
| Immateriële vaste activa | **5.821.155** | 5.529.298 | 2.683.703 |
| Materiële vaste activa | **326.246** | 264.434 | 215.274 |
| Financiële vaste activa | **116.568** | 244.762 | 91.642 |
| | **6.263.969** | 6.038.494 | 2.990.619 |
| **Vlottende activa** | | | |
| Voorraden | **89.566** | 81.352 | 90.236 |
| Vorderingen | **958.147** | 905.453 | 687.015 |
| Liquide middelen | **652.041** | 616.524 | 72.471 |
| | **1.699.754** | 1.603.329 | 849.722 |
| Kortlopende schulden | **1.523.211** | 2.987.447 | 1.082.939 |
| Werkkapitaal | **176.543** | (1.384.118) | (233.217) |
| Te financieren kapitaal | **6.440.512** | 4.654.376 | 2.757.402 |
| **Langlopende schulden** | | | |
| Obligatieleningen en onderhandse leningen | **1.878.903** | 1.358.241 | 1.257.381 |
| Overige langlopende verplichtingen | **323.466** | 318.470 | 88.518 |
| | **2.202.369** | 1.676.711 | 1.345.899 |
| Voorzieningen | **170.302** | 148.523 | 83.333 |
| Achtergesteld vreemd vermogen | **831.986** | 832.223 | 567.226 |
| Minderheidsbelang derden | **161.056** | 162.593 | 20.089 |
| **Eigen vermogen** | | | |
| Aandelenkapitaal | **48.102** | 45.137 | 44.515 |
| Agio | **1.439.903** | 1.083.821 | 97.939 |
| Overige reserves | **1.586.794** | 705.368 | 598.401 |
| | **3.074.799** | 1.834.326 | 740.855 |
| Financierend vermogen | **6.440.512** | 4.654.376 | 2.757.402 |

# Groepswinst- en -verliesrekening

| BEDRAGEN × EUR 1.000 | **2000 eerste halfjaar** | **1999 eerste halfjaar** | **1999** |
|---|---|---|---|
| Netto-omzet | **1.542.508** | 1.276.385 | 2.809.151 |
| Kosten van grond- en hulpstoffen | **285.039** | 257.366 | 507.004 |
| Kosten uitbesteed werk en andere externe kosten | **146.142** | 154.568 | 331.910 |
| Personeelskosten | **523.742** | 401.605 | 890.402 |
| Afschrijvingen materiële vaste activa | **41.644** | 28.513 | 64.881 |
| Overige bedrijfskosten | **247.690** | 193.670 | 444.975 |
| Som van de bedrijfslasten | **1.244.257** | 1.035.722 | 2.239.172 |
| Bedrijfsresultaat | **298.251** | 240.663 | 569.979 |
| Aandeel in bedrijfsresultaat niet-geconsolideerde deelnemingen | **17.857** | 19.768 | 34.511 |
| Totaal bedrijfsresultaat voor goodwill amortisatie | **316.108** | 260.431 | 604.490 |
| Goodwill amortisatie | **(74.508)** | (25.588) | (73.477) |
| Bedrijfsresultaat na goodwill amortisatie | **241.600** | 234.843 | 531.013 |
| Rentebaten | **17.097** | 8.774 | 20.775 |
| Rentelasten | **(94.661)** | (57.660) | (134.917) |
| Uitkomst van financiële baten en lasten | **(77.564)** | (48.886) | (114.142) |
| Resultaat uit gewone bedrijfsuitoefening voor belastingen | **164.036** | 185.957 | 416.871 |
| Belastingen | **(62.670)** | (64.968) | (148.981) |
| Resultaat uit gewone bedrijfsuitoefening na belastingen | **101.366** | 120.989 | 267.890 |
| Minderheidsbelang derden | **(8.873)** | (8.793) | (21.177) |
| Resultaat uit gewone bedrijfsuitoefening na belastingen en na minderheidsbelang derden | **92.493** | 112.196 | 246.713 |
| Buitengewoon resultaat voor belastingen | **577.859** | (1.614) | (1.785) |
| Belastingen over buitengewoon resultaat | **–** | (159) | – |
| Buitengewoon resultaat na belastingen | **577.859** | (1.773) | (1.785) |
| Nettowinst | **670.352** | 110.423 | 244.928 |

Per gewoon aandeel

| BEDRAGEN × EUR 1 | | | |
|---|---|---|---|
| Nettowinst voor goodwill amortisatie en buitengewoon resultaat | **0,75** | 0,73 | 1,65 |
| Nettowinst voor buitengewoon resultaat | **0,41** | 0,59 | 1,27 |

# Geconsolideerd kasstroomoverzicht

| BEDRAGEN × EUR 1.000 | 2000 eerste halfjaar | 1999 eerste halfjaar | 1999 |
|---|---|---|---|
| Bedrijfsresultaat geconsolideerde deelnemingen na goodwill amortisatie | **224.176** | 215.075 | 496.502 |
| Aanpassingen voor: | | | |
| Afschrijvingen materiële vaste activa | **41.644** | 28.513 | 64.881 |
| Goodwill amortisatie | **74.076** | 25.588 | 73.477 |
| Mutatie voorzieningen en overige langlopende verplichtingen | **(3.958)** | 9.375 | (28.285) |
| Mutatie vorderingen | **(40.209)** | (37.949) | (86.434) |
| Mutatie voorraden | **(8.118)** | (15.321) | (6.372) |
| Mutatie kortlopende schulden | **(12.175)** | (10.154) | 16.385 |
| Mutatie in werkkapitaalcomponenten | **(60.502)** | (63.424) | (76.421) |
| Kasstroom uit bedrijfsoperaties van geconsolideerde deelnemingen | **275.436** | 215.127 | 530.154 |
| Ontvangen rente | **17.052** | 15.225 | 20.639 |
| Ontvangen dividend van niet-geconsolideerde deelnemingen | **10.012** | 728 | 14.119 |
| Betaalde rente | **(113.540)** | (80.389) | (122.962) |
| Betaalde belasting naar de winst | **(25.604)** | (47.354) | (97.325) |
| | **(112.080)** | (111.790) | (185.529) |
| Kasstroom uit operationele activiteiten | **163.356** | 103.337 | 344.625 |
| Verwerving groepsmaatschappijen en niet-geconsolideerde deelnemingen | **(231.767)** | (214.538) | (2.353.975) |
| Desinvestering groepsmaatschappijen en niet-geconsolideerde deelnemingen | **871.339** | 4.582 | 42.343 |
| Netto-investeringen in materiële vaste activa | **(87.879)** | (25.858) | (66.056) |
| Netto-investeringen in financiële vaste activa | **(6.242)** | (3.149) | (7.645) |
| Kasstroom uit investeringsactiviteiten | **545.451** | (238.963) | (2.385.333) |
| Opgenomen vreemd vermogen | **618.166** | 80.272 | 1.759.101 |
| Aflossingen vreemd vermogen | **(1.570.564)** | (120.859) | (240.874) |
| Emissie-opbrengsten | **351.895** | 4.656 | 955.236 |
| Betaald dividend | **(50.360)** | (61.209) | (82.708) |
| Kasstroom uit financieringsactiviteiten | **(650.863)** | (97.140) | 2.390.755 |
| Netto kasstroom | **57.944** | (232.766) | 350.047 |
| Overige mutaties (onder andere koers- en omrekenverschillen) | **(22.427)** | (20.143) | (58.904) |
| Mutatie geldmiddelen | **35.517** | (252.909) | 291.143 |
| Vrije kasstroom | **25.117** | 16.270 | 195.861 |

Ceylonpoort 5-25
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telefoon +31 23 546 34 63
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finance.vnu.nl

vnu

# half yearly figures 2001

## Strategic change of VNU on course
# VNU first half earnings – cash earnings – increase by 15%

| | | |
|---|---|---|
| ▫ Cash earnings – earnings before goodwill amortization and extraordinary items | **+ 15% to EUR** | **191 million** |
| ▫ Cash earnings per share – earnings per share before goodwill amortization and extraordinary items | **+ 7% to EUR** | **0.80** |
| ▫ Average number of common shares outstanding increased by 6% to 236 million | | |
| ▫ Earnings before extraordinary items | **– 18% to EUR** | **75 million** |
| ▫ Total operating income before goodwill amortization | **+ 26% to EUR** | **398 million** |
| ▫ Net revenues | **+ 55% to EUR** | **2,392 million** |
| ▫ Operating income to 16.1% from 19.3% of net revenues | | |
| ▫ Expectation increase cash earnings per share for 2001 | **at least 5%** | |

Significant progress has been achieved with the transformation of VNU. Agreements have been reached for the sale of the Consumer Information Group and the Educational Information Group. The integration of ACNielsen has been successfully implemented. This integration has led to the internal separation of the Marketing and Media Information Group into two units: Marketing Information and Media Measurement & Information. Accordingly, a foundation has been created to realize integration synergies.

In the first half of 2001 cash earnings – earnings before goodwill amortization and extraordinary items – increased by 15% to EUR 191 million from EUR 167 million. As a result of a 6% increase in the average number of common shares outstanding as well as an increase in the amount of preferred dividends, cash earnings per share – earnings per share before goodwill amortization and extraordinary items – increased by 7% to EUR 0.80.

Net revenues grew by 55% to EUR 2,392 million from EUR 1,543 million. Total operating income including VNU's share in operating income of non-consolidated subsidiaries increased by 26% to EUR 398 million from EUR 316 million. As a result of a significant decline in advertising volume of the Business Information Group, organic growth of net revenues amounted to 1% (excluding currency effects there would be a decline of 2%), while organic growth of total operating income amounted to a negative 14% (excluding currency effects it would be negative by 17%).

The above mentioned organic growth figures are not representative of the new portfolio, which has improved VNU's potential for organic growth significantly. This improvement is not evident in the first half 2001 organic growth figures, since organic growth of acquired companies is not reflected in these figures. The most significant acquisition is ACNielsen, which realized organic revenue growth of 7% expressed in local currency during the first half of 2001. In addition, these figures still include the decline in results of the Consumer Information Group.

Operating costs for the development of Internet activities, including ACNielsen eRatings and NetRatings, increased by EUR 35 million to EUR 84 million. We recognized revenues of EUR 38 million, an increase of EUR 18 million compared to the first half of 2000. Primarily as a result of the acquisition of ACNielsen, operating income expressed as a percentage of net revenues declined to 16.1% from 19.3%.

Earnings before extraordinary items declined by 18% to EUR 75 million. This decline is mainly due to increased goodwill amortization and interest expense related to the acquisitions of Miller Freeman USA in September 2000 and ACNielsen in February 2001. Net earnings declined to EUR 75 million, principally due to the sale of VNU Newspapers in March 2000 which resulted in an extraordinary gain of EUR 578 million in the first half of 2000.

## Operating Income by Group

In the first half of 2001 and 2000, VNU's various business groups generated the following net revenues and operating income. Total operating income also includes operating income of non-consolidated subsidiaries.

AMOUNTS × EUR 1 MILLION

| | first half 2001 | | first half 2000 | |
|---|---|---|---|---|
| | net revenues | total operating income | net revenues | total operating income |
| Marketing and Media Information | **1,236** | **159** | 491 | 55 |
| Business Information | **523** | **96** | 414 | 93 |
| Directories | **199** | **100** | 202 | 110 |
| Consumer Information | **400** | **46** | 403 | 65 |
| Educational Information | **34** | **3** | 28 | 3 |
| Other | **—** | **(6)** | 5 | (10) |
| Total | **2,392** | **398** | 1,543 | 316 |

During 2001, the name of the Marketing Information Group has been changed to Marketing and Media Information Group. Effective 2001, the business groups will be charged for a part of the operating costs of VNU's corporate headquarters. Accordingly, 2000 amounts have been reclassified for comparability. Primarily due to the acquisition of ACNielsen, the Marketing and Media Information Group has achieved significantly higher results than in the first half of 2000. Results of the Business Information Group and, to a lesser extent, results of the Consumer Information Group, were impacted by the weakening economic conditions in the United States and Europe.

**Marketing and Media Information**

Results of the Marketing and Media Information Group approximately tripled. This increase was due to the fact that the results of ACNielsen, effective February 16, 2001, have been consolidated. Results for the first half of 2001 have also been influenced by a change made during the second half of 2000 in the revenue recognition policy of the American subsidiaries Spectra Marketing Systems, Trade Dimensions, and Claritas. Had the prior revenue recognition policy been continued, operating income for the first half of 2001 would have been about EUR 25 million lower.

In the second half of 2001, the seasonal pattern at ACNielsen will have a significant positive effect, as the largest part of operating income will be realized in this period. In addition, interest expense will reduce by over EUR 10 million in the second half of 2001 compared to the first half.

The first phase of the integration of ACNielsen has been implemented successfully and the planned cost synergies will be realized. With the separation of the Marketing and Media Information Group into two units – Marketing Information Group and Media Measurement & Information Group – a foundation has been established for the second phase in our strategy, which is the development of revenue synergies. Results of ACNielsen fully developed in accordance with our expectations and revenues developed favorably, with a 7% organic growth in local currency. In the United States, ACNielsen launched the Category Business Planner, the first on Internet-based application in this sector, and also successfully concluded a number of important contracts with retailers. Further penetration of this product, which makes it possible to realize important improvements in the cooperation between manufacturers and retailers, is in progress. Operating income increased significantly. Revenues and operating income of Nielsen Media Research grew in accordance with our expectations. Start-up costs for the further development of Internet-use measurement (NetRatings and eRatings) increased substantially. Acceptance of this service is proceeding well. The Entertainment Information Group demonstrated strong growth due to excellent development in the market for film products.

**Business Information**

Results of the Business Information Group increased minimally. Excluding the acquisition of Miller Freeman USA, results would have been significantly lower. In contrast to the first half of 2000 in which the Business Information Group developed very favorably, the first half of 2001 experienced rapidly declining economic conditions, which occurred in the United States earlier than in Europe. As a result of these developments, the group was faced, especially in the United States, with the consequences of a significant decline in advertising (including lower dotcom advertising). In particular, revenues and results of the Adweek Group publications declined dramatically. In order to offset the impact of revenue declines, and limit declines in operating income, cost-saving measures were implemented at the beginning of the year. In addition, to achieve further reductions in operating costs, we recently decided to integrate the two US-based trade publishing companies BPI Communications and Bill Communications. The trade show activities of Miller Freeman USA developed in accordance with our expectations. Meanwhile, the integration of these activities has been finalized. In addition, in Europe the group is experiencing lower advertising revenues in the IT area and lower recruitment advertising volume.

**Directories**

During the first half of 2001, results of the Directories Group declined partly due to a lower number of directories published compared to the same period in 2000. Moreover, results in the first half of 2001 were influenced by higher start-up costs for the recently discontinued mobile telephone portal activity Tutch and one-time IT expenditures. Internet revenues increased from approximately EUR 1.5 million to more than EUR 6 million during the first half of 2001. The decline in economic growth had only a limited impact on the growth of revenues in this group.

**Consumer Information**

The Consumer Information Group was negatively impacted by the declining economic conditions in Europe.

In The Netherlands, circulation and advertising revenues were slightly below last year's level. The decrease in operating income is partly caused by start-up costs for Internet activities relating to our acquired interest in the ilse media groep in September 2000. These start-up costs have been fully consolidated. In addition, the group was charged for a higher amount of the operating costs of VNU's corporate headquarters than in the first half of 2000. Both items together amounted to approximately EUR 5 million. A 50% interest in Sportweek Media, a company which is operating at a loss, has been acquired in the first half of 2001. Operating income in Belgium declined as a result of the impact of launches of new magazines by competitors. Mediaxis has successfully defended itself against these attacks on its portfolio of activities. In the Czech Republic, a part of our portfolio is experiencing increased competition.

## Acquisitions

In the first half of 2001, VNU invested EUR 2,720 million for acquisitions. The most important were the acquisition of ACNielsen, which is active in more than 100 countries, and the purchase of the remaining minority interest in Entertainment Marketing Information Services (EMIS). EMIS collects 'point of sale' data of music, video and book stores and also supplies sales information to the entertainment and publishing sector.
On February 16, 2001, VNU became the owner of ACNielsen. With this acquisition the important step has been taken to fulfill a worldwide role as provider of marketing and media information. ACNielsen supplies information on consumer goods, provides television audience measurement services, analyzes advertising expenditures, measures Internet-usage, and offers information for the motion picture and entertainment industry.

The integration of ACNielsen is proceeding well, as a result of the extraordinary efforts of management and employees. Results are developing in accordance with our expectations. In 2001, ACNielsen's operating margin will experience a substantial increase. Operation Leading Edge, a major restructuring process, is at this moment about half-way through its planned course. It is expected that this operation will further improve the profitability of ACNielsen.

## Finances

The financial figures for the first half of 2001 have been prepared in accordance with the accounting principles for the balance sheet and the statement of earnings, as used in the financial statements of 2000. Recently, in both The Netherlands and the United States, accounting principles for intangible assets have changed considerably. These changes will result in a major difference between the regulations for amortization of these assets pursuant to Netherlands and United States accounting principles. Also as a result of the changes in the portfolio of our activities, we are evaluating the impact of the new valuation regulations to be used for the financial statements of 2001. Following of the Dutch guidelines in the first half of 2001 would have led to additional amortization of publishing rights of EUR 51 million, which also would have entailed longer terms of amortization than 20 years in accordance with our current goodwill amortization policy. Applying the new US accounting principles would mean that goodwill amortization is no longer allowed. This item has no impact on cash earnings per share, which is the most important benchmark used by VNU.

In order to finance the acquisition of ACNielsen, a bridge loan has been arranged. Meanwhile, a part of this loan was repaid in May 2001 with the issuance of the EUR 1,150 million 1.75% convertible debenture loan. This bridge loan will be further repaid with the proceeds from the sale of the Consumer Information Group and the Educational Information Group. The remainder of the bridge facility will be refinanced with debt. On April 17, VNU has early redeemed about 90% of the 2.75% subordinated convertible debenture loan 1998-2005 of NLG 750 million. A total of NLG 78 million in debentures was converted to equity. Accordingly, the number of common shares outstanding increased by 0.9 million.

## Interim Dividend

For the financial year 2001, VNU will pay an interim dividend of EUR 0.12 per common share in cash, which is identical with the interim dividend in 2000. If desired, the interim dividend can be converted into common stock. Total number of shares necessary to obtain one new share will be fixed on the basis of the average final market price during the last three days of the period in which shareholders can make the choice between a cash dividend or shares. The interim dividend expressed in shares will approximate as closely as possible the value of the cash dividend. For the 7% preferred shares an interim dividend of EUR 0.64 will be paid.
The interim dividend, which is not indicative of the amount of our final dividend, and the interim dividend on preferred shares will be paid on September 5, 2001.

## Sale of the Consumer Information Group and Educational Information Group

On July 20, 2001, VNU announced that it had concluded a definitive agreement with the Finnish media group SanomaWSOY relating to the sale of the Consumer Information Group in the amount of EUR 1.25 billion. The sale includes all directly related activities and operating companies of VNU Tijdschriften (The Netherlands), Mediaxis (Belgium), VNU Magazines (active in five European countries), and Aldipress (sale and distribution of magazines in The Netherlands). Excluded from this transaction are VNU's participations in CVI Media Group (The Netherlands) and Independent Media Holding (Russia). It is expected that the transaction with SanomaWSOY will be finalized at the beginning of the fourth quarter.

On August 6, 2001, VNU announced that it had concluded a definitive agreement with the investment company 3i relating to the sale of the Educational Information Group. The total amount involved in this transaction is approximately EUR 195 million. The sale includes all activities of the two operating companies L.C.G. Malmberg (The Netherlands) and Uitgeverij Van In (Belgium). It is expected that the transaction will be finalized soon.

## Prospects

We expect for 2001 as a whole, on the basis of prevailing exchange rates, cash earnings per share – earnings per share before goodwill amortization and extraordinary items – to increase by at least 5%.

The Executive Board
Haarlem, August 22, 2001

**Forward Looking Statements**

This document contains forward looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected.

Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

# Consolidated Balance Sheet

| AMOUNTS × EUR 1,000 | June 30 2001 | Dec. 31 2000 | June 30 2000 |
|---|---|---|---|
| **Fixed assets** | | | |
| Intangible assets | **9,898,726** | 6,581,944 | 5,821,155 |
| Property, plant and equipment | **479,027** | 303,790 | 326,246 |
| Long-term financial assets | **221,260** | 168,845 | 116,568 |
| | **10,599,013** | 7,054,579 | 6,263,969 |
| **Current assets** | | | |
| Inventories | **111,524** | 95,975 | 89,566 |
| Accounts receivable and other current assets | **1,669,329** | 1,113,985 | 958,147 |
| Cash and cash equivalents | **729,607** | 602,422 | 652,041 |
| | **2,510,460** | 1,812,382 | 1,699,754 |
| Current liabilities | **4,846,231** | 1,943,291 | 1,523,211 |
| Working capital | **(2,335,771)** | (130,909) | 176,543 |
| Capital to be financed | **8,263,242** | 6,923,670 | 6,440,512 |
| **Non-current liabilities** | | | |
| Debenture loans and private placements | **2,938,941** | 1,771,634 | 1,878,903 |
| Other long-term liabilities | **242,019** | 231,219 | 323,466 |
| | **3,180,960** | 2,002,853 | 2,202,369 |
| Provisions for liabilities and charges | **301,672** | 173,498 | 170,302 |
| Subordinated loans | **491,882** | 831,984 | 831,986 |
| Minority interests | **158,448** | 168,321 | 161,056 |
| **Shareholders' equity** | | | |
| Capital stock | **50,168** | 49,762 | 48,102 |
| Additional paid-in capital | **2,066,513** | 2,050,466 | 1,439,903 |
| Retained earnings | **2,013,599** | 1,646,786 | 1,586,794 |
| | **4,130,280** | 3,747,014 | 3,074,799 |
| Financing capital | **8,263,242** | 6,923,670 | 6,440,512 |

The interim figures included
in this report are unaudited.

# Consolidated Statement of Earnings

AMOUNTS × EUR 1,000

| | first half 2001 | first half 2000 | 2000 |
|---|---|---|---|
| Net revenues | **2,392,198** | 1,542,508 | 3,384,560 |
| Raw materials | **311,911** | 285,039 | 605,368 |
| Purchased services | **175,823** | 146,142 | 303,555 |
| Personnel costs | **922,767** | 523,742 | 1,121,073 |
| Depreciation of property, plant and equipment | **74,399** | 41,644 | 86,320 |
| Other operating expenses | **522,164** | 247,690 | 567,394 |
| Total operating costs and expenses | **2,007,064** | 1,244,257 | 2,683,710 |
| Operating income | **385,134** | 298,251 | 700,850 |
| Equity in operating income of non-consolidated subsidiaries | **13,129** | 17,857 | 28,586 |
| Total operating income before goodwill amortization | **398,263** | 316,108 | 729,436 |
| Goodwill amortization | **(115,954)** | (74,508) | (185,562) |
| Operating income after goodwill amortization | **282,309** | 241,600 | 543,874 |
| Interest income | **24,760** | 17,097 | 51,698 |
| Interest expense | **(157,543)** | (94,661) | (192,659) |
| Results from financial income and expense | **(132,783)** | (77,564) | (140,961) |
| Earnings from ordinary activities before income taxes | **149,526** | 164,036 | 402,913 |
| Income taxes | **(69,650)** | (62,670) | (161,881) |
| Earnings from ordinary activities after income taxes | **79,876** | 101,366 | 241,032 |
| Minority interests | **(4,387)** | (8,873) | (19,176) |
| Earnings from ordinary activities after income taxes and after minority interests | **75,489** | 92,493 | 221,856 |
| Extraordinary items before income taxes | **—** | 577,859 | 577,183 |
| Income taxes | **—** | — | — |
| Extraordinary items after income taxes | **—** | 577,859 | 577,183 |
| Net earnings | **75,489** | 670,352 | 799,039 |
| PER COMMON SHARE × EUR 1 | | | |
| Earnings before goodwill amortization and extraordinary items | **0.80** | 0.75 | 1.78 |
| Earnings before extraordinary items | **0.31** | 0.41 | 0.96 |
| Earnings before extraordinary items including possible dilution effect | **0.31** | 0.40 | 0.96 |

## Shareholders' Equity

Changes in shareholders' equity are the following:

| AMOUNTS × EUR 1 MILLION | first half 2001 | first half 2000 |
|---|---|---|
| Balance at January 1 | **3,747** | 1,834 |
| Issuance of new shares | **43** | 358 |
| Change in goodwill related to divestitures | **—** | 34 |
| Foreign currency rate differences of subsidiaries and finances | **251** | 154 |
| Exercise of stock dividend option | **41** | 33 |
| Net earnings current financial year | **75** | 670 |
| Other changes | **(27)** | (8) |
| Balance at June 30 | **4,130** | 3,075 |

# Consolidated Statement of Cash Flow

| AMOUNTS × EUR 1,000 | first half 2001 | first half 2000 | 2000 |
|---|---|---|---|
| Operating income of consolidated subsidiaries after goodwill amortization | **269,387** | 224,176 | 516,663 |
| Adjustments for: | | | |
| Depreciation of property, plant and equipment | **74,399** | 41,644 | 86,320 |
| Goodwill amortization consolidated subsidiaries | **115,747** | 74,076 | 184,187 |
| Change in provisions and other long-term liabilities | **(16,243)** | (3,958) | (44,364) |
| Change in accounts receivable and other current assets | **(31,194)** | (40,209) | (142,422) |
| Change in inventories | **(15,549)** | (8,118) | (12,822) |
| Change in current liabilities | **(25,088)** | (12,175) | 122,834 |
| Change in working capital | **(71,831)** | (60,502) | (32,410) |
| Cash flow from operations of consolidated subsidiaries | **371,459** | 275,436 | 710,396 |
| Interest received | **38,200** | 17,052 | 43,621 |
| Dividends received from non-consolidated subsidiaries | **3,333** | 10,012 | 16,389 |
| Interest paid | **(154,787)** | (113,540) | (178,013) |
| Income taxes paid | **(60,024)** | (25,604) | (63,952) |
| | **(173,278)** | (112,080) | (181,955) |
| Cash flow from operational activities | **198,181** | 163,356 | 528,441 |
| Acquisitions of consolidated and non-consolidated subsidiaries | **(2,720,435)** | (231,767) | (1,007,043) |
| Divestitures of consolidated and non-consolidated subsidiaries | **1,627** | 871,339 | 849,283 |
| Net investment in property, plant and equipment | **(112,797)** | (87,879) | (153,488) |
| Net investment in long-term financial assets | **(3,020)** | (6,242) | (7,185) |
| Cash flow from investment activities | **(2,834,625)** | 545,451 | (318,433) |
| Proceeds from long- and short-term debt | **4,627,116** | 618,166 | 919,315 |
| Repayment of long- and short-term debt | **(1,749,934)** | (1,570,564) | (1,968,596) |
| Proceeds from share issuance | **6,891** | 351,895 | 947,646 |
| Dividends paid | **(52,841)** | (50,360) | (65,597) |
| Cash flow from financing activities | **2,831,232** | (650,863) | (167,232) |
| Net cash flow | **194,788** | 57,944 | 42,776 |
| Foreign currency differences and other changes | **(67,603)** | (22,427) | (56,878) |
| Changes in cash and cash equivalents | **127,185** | 35,517 | (14,102) |
| Free cash flow | **32,543** | 25,117 | 309,356 |

Ceylonpoort 5 25
2031 AA Haarlem
The Netherlands
P.O. Box 1
2000 MA Haarlem
telephone +31 23 546 34 63
fax +31 23 546 39 38
corporate website www.vnu.com

Offering Circular
May 30, 2000



# VNU N.V.

Haarlem, The Netherlands

## € 500,000,000
## 6.625 % Bonds of 2000/2007

(the "Bonds")

**Issue Price: 99.71 %**

Application has been made to list the Bonds on the Luxembourg Stock Exchange.

**Deutsche Bank** **Schroder Salomon Smith Barney**

**ABN AMRO** **Barclays Capital**

**ING Barings/BBL** **Rabobank International**

The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended, and include Bonds in bearer form that are subject to United States tax law requirements. Subject to certain exceptions, Bonds may not be offered, sold or delivered within the United States or to or for the account or benefit of U.S. persons.

This document may not be publicly distributed in Germany.

This document may not be passed on to any person in the United Kingdom unless that person is of a kind described in Article 11 (3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom this document may otherwise lawfully be issued or passed on.

The purpose of this Offering Circular is to give information with regard to VNU N.V. (the "Issuer", or "VNU" together with its consolidated subsidiaries the "VNU Group" or the "Group"), and the Bonds. The Issuer has taken all reasonable care to ensure that the facts stated in this Offering Circular are true and accurate in all material respects and that there are no other material facts the omission of which would make misleading any statements herein, whether of fact or opinion. The Issuer accepts responsibility accordingly.

No person is authorised to give any information or to make any representations, other than those contained in this Offering Circular, in connection with the issue and sale of the Bonds, and, if given or made, such information or representations must not be relied upon as having been authorised by the Issuer or by any of the following financial institutions: Deutsche Bank Aktiengesellschaft, Salomon Brothers International Limited and ◦ (the "Managers"). Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer or the Managers to subscribe for or purchase any of the Bonds.

Each of the Managers has acknowledged that the Bonds are subject to the restrictions provided in the German Securities Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) with respect to Euro-Securities (*Euro-Wertpapiere*); in particular, they may not be offered in Germany by way of public promotion.

The Bonds my not be offered or sold, directly or indirectly, and neither this document nor any other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations.

In this Offering Circular all references to "€", "EURO" or "euro" are to the single currency which was introduced as of January 1, 1999 with the start of the third stage of the European Economic and Monetary Union by which date the euro became the legal currency in eleven member states of the European Union. References to "NLG" or "Netherlands Guilder" are to a non-decimal denomination of the euro as defined by the conversion rate irrevocably fixed in accordance with Article 109 l (4) sentence 1 of the EC Treaty. The official €/NLG conversion rate of December 31, 1998 was € 1= NLG 2.20371.

In connection with this issue, Deutsche Bank Aktiengesellschaft may overallot or effect transactions which stabilise or maintain the market price of the Bonds at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time.

The Annual Report of the Issuer for the year ended December 31, 1999, as well as the Issuer's Articles of Association, is incorporated by reference into this Offering Circular. Copies thereof may be obtained without charge at the offices of the paying agent in the City of Luxembourg.

# TABLE OF CONTENTS

The issue of the € 500,000,000 6.625% Bonds of 2000/2007 described in this Offering Circular was authorised by a decision of the Executive Board of the Issuer dated March 7, 2000 and was approved by the Board of Supervisory Directors on March 14, 2000.

## Subscription and Sale

The Managers have, under a bond purchase agreement dated May 26, 2000, (the "Bond Purchase Agreement"), severally and not jointly agreed with the Issuer to subscribe for the Bonds, the issue price of which is 99.71 %. Settlement date for the Bonds is May 30, 2000.

## Selling Restrictions

### *United States of America*

The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the "**Securities Act**") and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Each Manager has represented and agreed that it has not offered or sold, and will not offer or sell, any Bonds constituting part of its allotment within the United States of America except in accordance with Rule 903 of Regulation S ("Regulation S") under the Securities Act. Accordingly, each Manager has represented and agreed that neither it, its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Bonds. Terms used in this subparagraph have the meaning given to them by Regulation S.

In addition, under U.S. Treas. Reg. § 1.163-5(c)(2)(i)(C) (the "**C Rules**"), securities in bearer form must be issued and delivered outside the United States and its possessions in connection with their original issuance. Each Manager has represented and agreed that it has not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, the Bonds in bearer form within the United States or its possessions in connection with their original issuance. Further, in connection with the original issuance of securities in bearer form, each Manager has represented and agreed that it has not communicated, and will not communicate, directly or indirectly, with a prospective purchaser if either of them is within the United States or its possessions or otherwise involve its U.S. office in the offer or sale of Bonds in bearer form. Terms used in this subparagraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the C Rules.

### *United Kingdom*

Each Manager has represented and agreed that

- it has not offered or sold and, prior to the expiry of the period of six months from the Settlement Date, will not offer or sell any Bonds to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
- it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and
- it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Bonds to a person who is of a kind described in Article 11 (3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

*Germany*

Each of the Managers has acknowledged that offer and sale of the Bonds are subject to the restrictions provided in the German Securities Prospectus Act *(Wertpapier-Verkaufsprospektgesetz)* with respect to Euro-securities *(Euro-Wertpapiere)*. In particular, they may not be offered by way of public promotion.

*The Netherlands*

The Bonds are offered pursuant to the Euro-Securities Exemption set out in Article 6 of The Netherlands' Exemption Regulation of the Securities Markets Supervision Act of 1995 *("Vrijstellingsregeling Wet toezicht effectenverkeer 1995")*. Each Manager has represented and agreed that it has not conducted and will not conduct any general advertising or soliciting campaign with respect to the Bonds.

*General*

In addition to the specific restrictions set out above, each Manager has represented and agreed that it has complied and will comply with all applicable provisions of law in each jurisdiction in or from which it may offer or sell the Bonds or distribute any offering material in relation to the Bonds.

## Taxation in The Netherlands

This summary describes the tax consequences that will generally apply in case of an investment in Bonds under the Netherlands tax laws in force and in effect as of the date hereof, and is subject to changes in Netherlands law, including changes that could have retroactive effect. Not every potential tax consequences of such investment under the laws of the Netherlands will be addressed. Prospective investors should consult their tax advisors regarding their particular personal tax consequences of acquiring, owning and disposing of Bonds.

*I Withholding Tax*

All payments under the Bonds may be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

*II Taxes on Income and Capital Gains*

A holder of Bonds will not be subject to any Dutch taxes or income or capital gains in respect of any payment under the Bonds or in respect of any gain realised on the disposal of the Bonds, provided that:

i. such holder is neither resident nor deemed to be a resident in the Netherlands; and

ii. such holder does not have an enterprise or an interest in an enterprise that is, in whole or part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Bonds are attributable; and

iii. such holder does not have a substantial interest or a deemed substantial interest in the Issuer or, if such holder does have such an interest, it forms part of the assets of an enterprise.

Generally, a holder of Bonds will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Issuer, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Issuer or the ownership of certain profit participating certificates that relate to five per cent or more of the annual profit of the Issuer and/or to five per cent or more of the liquidation proceeds of the Issuer. A deemed

substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

A holder of Bonds will not be subject to income taxation in the Netherlands by reason only of the execution *(ondertekening)*, delivery *(overhandiging)* and/or enforcement of the Documents and the issue of the Bonds or the performance by the Issuer of its obligations thereunder or under the Bonds.

*III Net Wealth Tax*

A holder of Bonds will not be subject to Dutch net wealth tax in respect of the Bonds, provided that such holder is not an individual or, if he is an individual, provided that the conditions mentioned under II (i) and (ii) above are met.

*IV Gift and Inheritance Taxes*

No gift or inheritance taxes will arise in the Netherlands with respect to an acquisition of Bonds by way of a gift by, or on the death of, a holder of Bonds who is neither resident nor deemed to be resident in the Netherlands, unless:

i. such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Bonds are or were attributable; or

ii. in the case of a gift of Bonds by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

*V Turnover Tax*

No Dutch turnover tax will arise in respect of any payment in consideration for the Issue of the Bonds or with respect to any payment by the Issuer of principal or interest (if any) on the Bonds.

*VI Capital Tax*

No Dutch capital tax will be payable in respect of or in connection with the execution *(ondertekening)*, delivery *(overhandiging)* and/or enforcement by legal proceedings (including the enforcement of any foreign judgement in the Courts of the Netherlands) of the Bonds or the performance by the Issuer of its obligations under the Bonds.

*VII Other Taxes and Duties*

No Dutch registration tax, custom duty, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in the Netherlands in respect of or in connection with the execution *(ondertekening)*, delivery *(overhandiging)* and/or enforcement by legal proceedings (including the enforcement of any foreign judgement in the Courts of the Netherlands) of Bonds or the performance by the Issuer of its obligations under the Bonds.

*VIII Proposed legislation*

On September 14, 1999, a legislation proposal on income taxation was submitted to the Lower House of the Parliament. The proposal passed the Lower House, in amended form, on February 3, 2000. It should still be approved by the Upper House. The proposal is intended by the Dutch government to become effective as of January 1, 2001. If enacted, this proposal will substantially change the taxation of investment income in the Netherlands.

## Listing Information

Application has been made to list the Bonds on the Luxembourg Stock Exchange.

Listing Agent is Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115 Luxembourg.

Prior to the listing, a legal notice containing information regarding the issue of the Bonds, the Articles of Association and other facts regarding the Issuer will be registered and deposited with the Greffe du Tribunal d'arrondissement de et à Luxembourg, where copies thereof may be inspected and obtained.

The most recent Annual Report as well as the most recent interim financial statements published by the Issuer (published semi-annually) may be obtained free of charge at the head office of the paying agent in the City of Luxembourg, Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115 Luxembourg, as long as the Bonds are listed on the Luxembourg Stock Exchange. The Articles of Association of the Issuer as well as copies of the Fiscal Agency Agreement dated May 26, 2000, may also be inspected at the aforementioned address.

## Agents

The Agents for the Bonds are Deutsche Bank Aktiengesellschaft (Fiscal Agent) and Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115 Luxembourg (Luxembourg Paying Agent).

## Delivery of the Bonds

Initial delivery of the Bonds will be made on or about May 30, 2000, the Settlement Date, in form of a permanent global note (the "Global Bond") without interest coupons which will be deposited with a depositary, common to Clearstream Banking société anonyme, Luxembourg, and Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System. The Global Bond will not be exchangeable for definitive Bonds and definitive Bonds and interest coupons will not be issued.

## Use of Proceeds

The net proceeds of the Bonds, amounting to approximately € 496.8 million, will be used for the repayment of outstanding amounts under the USD 3,000,000,000 one year revolving bridge facility concluded in connection with the acquisition of Nielsen Media Research, Inc. and for general corporate purposes.

## Material Change

Save as disclosed herein or hereby as at the date hereof there has been no material adverse change in the financial condition, or to the earnings, business or operations of the Issuer since December 31, 1999, which would have a material adverse effect on the ability of the Issuer to perform its payment obligations with respect to the Bonds.

## Litigation

VNU Group is subject to litigation and other claims in the ordinary course of its business. Neither the Issuer nor any of its consolidated subsidiaries is involved in, or has knowledge of any threat of any legal, arbitration, administrative or other proceedings the results of which may have in the event of an adverse determination a material adverse effect on the financial position of the VNU Group and on the Issuer's ability to meet its payment obligations under the Bonds.

Stock Index Numbers

| | |
|---|---|
| Common Code: | 011187412 |
| ISIN: | XS 0111874128 |
| German Security Code: | 125 533 |

The € 500,000,000 6.625% Bonds of 2000/2007 are issued under a fiscal agency agreement (the "**Fiscal Agency Agreement**") between VNU N.V. (the "**Issuer**"), Deutsche Bank Aktiengesellschaft as fiscal and paying agent (in such capacity the "Fiscal Agent") and any paying agents (collectively with the Fiscal Agent, the "**Paying Agents**") referred to below. The issue of the Bonds was authorised by a decision of the Executive Board of the Issuer dated March 7, 2000 and was approved by the Board of Supervisory Directors on March 14, 2000.

Copies of the Fiscal Agency Agreement are available for inspection by holders of the Bonds (the "**Bondholders**") at the specified office of the Fiscal Agent and at the specified offices of each of any Paying Agent referred to below. The Bondholders are entitled to the benefit of, are bound by, and are deemed to have notice of all the provisions of the Fiscal Agency Agreement and of the Schedule relating to meetings of Bondholders referred to therein.

## § 1
## Form, Denomination and Title

(1) The issue by VNU N.V. in the aggregate principal amount of

€ 500,000,000

is represented by 500,000 Bonds each in a principal amount of € 1,000 and payable to bearer (the "**Issue**" or the "**Bonds**").

(2) The Bonds, including the right to demand payment of interest, shall be represented by a Global Bearer Bond (the "Global Bond") which has been deposited with a depositary common to Clearstream Banking société anonyme, Luxembourg, and Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear system, (the "Clearing Systems") on the issue date. No definitive Bonds or interest coupons will be issued. Title to the Bonds takes the form of co-ownership rights in the Global Bond which are transferable by book-entry. The Global Bond bears the handwritten signatures of one authorised representative of the Issuer and of a control officer.

## § 2
## Status and Negative Pledge

(1) The Bonds constitute direct, unconditional, unsecured and unsubordinated obligations of the Issuer and rank pari passu without any preference among themselves and with all other present and future unsecured and unsubordinated obligations of the Issuer save for certain exceptions provided by law.

(2) So long as any of the Bonds remain outstanding, neither the Issuer nor any of its Material Subsidiaries will secure any Indebtedness by any lien, pledge, charge, or other security device upon any of its assets or revenues unless it shall, simultaneously with or prior to the creation of such security, take any and all action necessary to secure payment of the principal of and interest on the Bonds equally and rateably with such Indebtedness except for any Permitted Encumbrance. For this purpose, "**Indebtedness**" means any present or future indebtedness with a remaining maturity of more than twelve months and with a principal amount of more than € 15,000,000 (including any liability, whether conditional or unconditional, actual or contingent, under any guarantee or indemnity or any other legally binding assurance against financial loss) in respect of any notes, bonds, or other debt securities that are, or are intended to be, from time to time quoted, listed or ordinarily dealt in on any stock exchange, automated trading system, over the counter or other securities market. "**Material Subsidiary**" means, at any particular time, a consolidated subsidiary whose total net revenues (consolidated if such subsidiary has subsidiaries) attributable to the Issuer (having regard to its direct and/or indirect beneficial interest in the shares, or the like, of such subsidiary) represent at least 15% of the consolidated total net revenues of the Issuer and its consolidated subsidiaries taken together. A report of the Issuer's auditors that in their opinion a subsidiary of the Issuer is or is not a Material

Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties. "Permitted Encumbrance" means:

(a) an encumbrance on any asset securing Indebtedness incurred for the purpose of financing the acquisition of such asset (provided the amount secured thereby is not subsequently increased); or

(b) an encumbrance existing on any asset prior to the acquisition (through shares or through assets) and not created in contemplation of such event (provided the amount secured thereby is not subsequently increased); or

(c) an encumbrance not otherwise permitted by the above securing Indebtedness in an aggregate amount not exceeding € 25,000,000.

## § 3
## Interest

The Bonds bear interest as from May 30, 2000 at the rate of 6.625% per annum, payable annually in arrear on November 30 of each year. The first interest payment will be made on November 30, 2000 (short first coupon). The interest payable on November 30, 2000 shall be € 33.40 for each Bond in the denomination of € 1,000. The final interest payment shall be due on May 30, 2007 (short last coupon). The interest payable on May 30, 2007 shall be € 32.85 for each Bond in the denomination of € 1,000. Each Bond will cease to bear interest from the due date for redemption thereof unless payment of the principal in respect thereof is improperly withheld or refused or unless default is otherwise made in respect of such payment. If interest is required to be calculated for a period of less than a full year, such interest shall be calculated on the basis of the actual number of days elapsed divided by 365 or 366 (days in the relevant interest year).

## § 4
## Payments

(1) Payment of interest and principal on the Bonds shall be made, subject to applicable fiscal and other laws and regulations, to the Fiscal Agent. The Fiscal Agent will transfer the amounts payable to the Clearing Systems or to their order for credit to the Bondholders. Deutsche Bank Luxembourg S. A. shall act as Paying Agent with a specified office in Luxembourg.

(2) If the due date for any payment of principal and/or interest is not a Banking Day, payment shall not be effected until the next Banking Day, and the Bondholders shall have no right to claim payment of any interest or other indemnity in respect of such delay in payment. "**Banking Day**" means a day (with the exception of Saturdays and Sundays) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System ("**TARGET**") is operative to effect payments.

(3) The Issuer reserves the right at any time to vary or terminate the appointment of the Paying Agents and to appoint additional or other Paying Agents provided that, so long as the Bonds are listed on the Luxembourg Stock Exchange, it will at all times maintain a Paying Agent having a specified office in Luxembourg. Notice of any such termination or appointment and of any changes in the specified offices of any Paying Agent will be given to the Bondholders in accordance with § 9.

## § 5
## Redemption and Purchase

(1) Unless previously redeemed or purchased and cancelled as provided below, the Issuer will redeem the Bonds at their principal amount on May 30, 2007. Except as provided in § 6 (2) and § 7 below, the Bonds may not be redeemed before their final maturity.

(2) The Issuer or any subsidiary of the Issuer may (subject as provided below) at any time purchase Bonds in the open market or otherwise at any price.

(3) All Bonds which are purchased by or on behalf of the Issuer or any subsidiary of the Issuer may at the option of the Issuer be held, cancelled or resold.

## § 6
## Taxation

(1) Principal and interest shall be payable without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or in or on behalf of The Netherlands or of any authority therein or thereof having power to tax (together "**Withholding Taxes**"), unless such deduction or withholding is required by law. In such event, the Issuer shall pay such additional amounts as will be necessary in order that the net amounts received by the Bondholders after such deduction or withholding shall equal the respective amounts of principal and interest which would have been receivable had no such deduction or withholding been required. No such additional amounts shall, however, be payable on account of any taxes, duties, assessments or governmental charges which a) are payable otherwise than by deduction or withholding from payments of principal or interest, or b) are payable by reason of the Bondholder for whom the payments of principal and interest are designated having, or having had, some (personal or business) connection with The Netherlands and not merely by reason of the fact that payments in respect of the Bonds are, or for purposes of taxation are deemed to be, derived from sources in The Netherlands.

(2) If, as a result of any change in, or amendment to, the laws or regulations prevailing in The Netherlands, which change or amendment becomes effective on or after May 26, 2000, or as a result of any application or official interpretation of such laws or regulations not generally known before that date, Withholding Taxes are or will be leviable on payments of principal or interest in respect of the Bonds which cannot be avoided and, by reason of the obligation to pay additional amounts as provided in subparagraph (1), such Withholding Taxes are to be borne by the Issuer, the Issuer may redeem the Bonds in whole, but not in part, at any time, on giving not less than 30 days' notice, at the principal amount thereof, together with interest accrued to the date fixed for redemption. No such notice of redemption shall be given earlier than 60 days prior to the earliest date on which the Issuer would be obliged to withhold or pay Withholding Taxes were a payment in respect of the Bonds then made.

(3) Any such notice shall be given by publication in accordance with § 9. It shall be irrevocable, must specify the date fixed for redemption and must set forth a statement in summary form of the facts constituting the basis for the right of the Issuer so to redeem.

## § 7
## Events of Default

(1) The holder of any Bond may give written notice to the Fiscal Agent that such Bond is, and such Bond shall accordingly immediately become, due and repayable at par, together with accrued interest, in any of the following events ("**Events of Default**") unless, prior to the giving of such notice, the relevant Event of Default has been cured or otherwise made good:

(a) in the event of default by the Issuer in any payment on the Bonds, if such default shall remain unremedied for a period of fifteen Amsterdam business days after the Issuer has received written notice thereof from the Fiscal Agent;

(b) in the event of default by the Issuer in the due performance of any other provision of these Terms and Conditions of the Bonds, if such default shall remain unremedied for a period of thirty Amsterdam business days after the Issuer has received written notice thereof from the Fiscal Agent;

(c) in the event of bankruptcy *("faillissement")* of the Issuer or any Material Subsidiary (as defined below) or in the event that the Issuer or any Material Subsidiary files a petition for a moratorium *("surséance van betaling"),* except that there shall be no Event of Default when the Issuer and/or the Material Subsidiary has become subject to liquidation or administration proceedings which are frivolous or vexatious provided such proceedings are struck out within 45 days of their commencement;

(d) in the event of dissolution *("ontbinding")* of the Issuer or any Material Subsidiary prior to the payment of the Bonds in full;

(e) in the event of default of the Issuer or any Material Subsidiary as to due and punctual payment of principal, premium (if any) or interest on any Relevant Indebtedness (as defined below) of the

Issuer or any Material Subsidiary, as and when the same shall become due and payable, if such default shall continue for more than the longer of (i) fifteen days or (ii) the period of grace (if any) specified in the terms thereof, and the time for payment of such principal, premium (if any) and interest has not been validly extended. In this § 7, "Relevant Indebtedness" shall mean any Indebtedness as defined in § 2 above with a remaining maturity of more than twelve months and (i) with an aggregate principal amount exceeding € 15,000,000 per such Indebtedness, or (ii) with an aggregate principal amount exceeding € 30,000,000 of all such Indebtedness.

(2) In the event specified in subparagraph (1) b), any notice declaring Bonds due shall, unless at the time such notice is received, any of the events specified in subparagraph (1) a) or c) through e) entitling Bondholders to declare their Bonds due has occurred, become effective only when the Fiscal Agent has received such notices from holders of Bonds of at least € 50,000,000 in aggregate principal amount or (if this is less than € 50,000,000) of at least one-tenth in principal amount of the Bonds then outstanding.

## § 8
## Meetings of Bondholders and Modification

The Fiscal Agency Agreement contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including modification by Extraordinary Resolution of these Terms and Conditions of the Bonds. The quorum at any such meeting for passing a resolution will be two or more persons present holding or representing at least 50% in principal amount of the Bonds for the time being outstanding, or at any adjourned meeting two or more persons present being or representing Bondholders whatever the principal amount of the Bonds so held or represented, except that at any meeting, the business of which includes the modification of certain of these Terms and Conditions of the Bonds (as more specifically described in the Fiscal Agency Agreement), the necessary quorum for passing a resolution will be two or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the Bonds for the time being outstanding. Any resolution duly passed at any meeting of Bondholders shall be binding on all Bondholders, whether or not they are present at the meeting.

## § 9
## Notices

All notices concerning the Bonds shall be validly given if published in a daily newspaper of general circulation in Luxembourg (expected to be the *Luxemburger Wort*).

## § 10
## Further Issues

The Issuer reserves the right from time to time without the consent of the Bondholders to issue additional Bonds with identical terms, so that the same shall be consolidated, form a single issue with and increase the aggregate principal amount of these Bonds. The term "**Bonds**" shall, in the event of such increase, also comprise such additionally issued Bonds.

## § 11
## Substitution of Issuer

(1) The Issuer reserves the right without the consent of the Bondholders to substitute for itself at any time any other company more than 90% of the shares or other equity interest carrying the right to vote of which are directly or indirectly owned by it as principal debtor (the "**New Issuer**") in respect of all obligations arising from or in connection with the Bonds, provided that

(a) the New Issuer agrees by way of a contract with the Issuer to fulfill all obligations arising from or in connection with the Bonds,

(b) the assumption of payment obligations pursuant to a) shall not necessitate any taxes, duties or governmental charges to be deducted or withheld at source,

(c) the New Issuer is in a position to transfer all amounts required for the fulfillment of all obligations arising from or in connection with the Bonds to the Fiscal Agent without any restrictions, and

(d) the Issuer provides to the Bondholders a guarantee regarding payments by the New Issuer.

(2) In the event of such substitution, any reference in these Terms and Conditions of the Bonds to the Issuer shall from then on be deemed to refer to the New Issuer and any reference to the Issuer's country of domicile shall from then on be deemed to refer to the country of domicile or domicile for tax purposes of the New Issuer, provided that

(a) in § 2 (Status and Negative Pledge) and in § 7 (Events of Default) under (1) (c) and (1) (d) the reference to the Issuer shall be deemed to refer to the substitute issuer and the original issuer (VNU N.V.).

(b) in § 7 (Events of Default) under (1) (e) the reference to the Issuer shall be deemed to refer to the original Issuer (VNU N.V.) and its Material Subsidiaries, respectively.

(c) it shall also be an event of default under § 7 if the guarantee given by the original Issuer shall cease to be valid or binding or enforceable against the original Issuer; provided, however, that if a Bondholder declares his Bonds due and payable on such ground, the original Issuer may be substituted again as the principal debtor of the Bonds, which substitution shall cure the default meant in this sub-paragraph (c) without prejudice to other circumstances which constitute an event of default under § 7.

(3) The substitution of the Issuer shall be published in accordance with § 9. The substitution shall become effective upon publication and the Issuer (and, in case of a repeated application of this § 11, any former New Issuer) shall be released from all its obligations arising out of the Bonds except as specified in subparagraph (2) above.

## § 12
## Prescription

Claims against the Issuer for payments in respect of the Bonds shall be prescribed and become void unless made within five years from the date until such payment first becomes due.

## § 13
## Governing Law and Jurisdiction

The Bonds are governed by, and will be construed in accordance with, the laws of The Netherlands. In relation to any legal action or proceedings arising out of or in connection with the Bonds and the Fiscal Agency Agreement, the Issuer and the Fiscal Agent irrevocably submit to the exclusive jurisdiction of the competent court of Amsterdam, The Netherlands, judging in first instance, and its appellate courts.

## Incorporation and Registered Office

VNU N.V. was formed in 1964 through the merger of two Dutch publishing companies. It is registered at the Haarlem Chamber of Commerce and Industries under Trade Registry No. 34 036 267.

The address of the Issuer's registered and principal office is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

## Objects

The objects of VNU include the operation, acquisition and participation in the field of the publication of periodicals, books and newspapers, of communication and of information in general, as well as the financing of such activities and all other acts incidental or conducive thereto.

## Share Capital

As of May 4, 2000 the authorised share capital of the Issuer amounts to € 142,408,000 and is divided into 300,000,000 Common Shares (nominal value € 0.20 per share), 500 Priority Shares (nominal value € 8.00 per share), 150,000 7% Preferred Shares (nominal value € 8.00 per share), 8,900,500 Preferred Class A Shares (nominal value € 8.00 per share) and 50,000,000 Preferred Class B Shares (nominal value € 0.20 per share).

The issued share capital of VNU as of May 4, 2000 amounts to € 46,034,843 and is divided into 224,425,216 Common Shares (nominal value € 0.20 per share), 500 Priority Shares (nominal value € 8.00 per share) and 150,000 7% Preferred Shares (nominal value € 8.00 per share). All issued shares are fully paid.

## Capitalisation

The following table sets forth the unaudited consolidated capitalisation of VNU at December 31, 1999:

| | December 31, 1999 | December 31, 1999 (pro forma) (*) |
|---|---|---|
| | (in € million) | |
| Current liabilities | 2,987 | 2,204 |
| Non-current liabilities | | |
| Debenture loans and private placements | 1,358 | 1,358 |
| Other long-term liabilities | 319 | 319 |
| Provisions for liabilities and charges | 149 | 149 |
| Subordinated loans | 832 | 832 |
| Minority interests | 163 | 163 |
| Shareholders equity | | |
| Capital stock | 45 | 46 |
| Additional paid in capital | 1,084 | 1,343 |
| Retained earnings | 705 | 1,334 |
| Total | 1,834 | 2,723 |
| Total capitalisation | 7,642 | 7,748 |

(*) The "pro forma" column shows the figures as at December 31, 1999 after recognition of the divestiture of VNU Newspapers in March 2000, and the share issuance of 4.5 million Common Shares at € 58.50 per share, in February 2000.

Except as disclosed in this Offering Circular there has been no material change on the Issuer's capitalisation since December 31, 1999.

### Board of Supervisory Directors

The current members of VNU's Board of Supervisory Directors are:

P. A. W. Roef, Chairman
Supervisory director of Gamma Holding nv, Hagemeyer nv, Koninklijke Numico nv, Robeco nv and Parcom cv (Chairman).

J. L. Brentjens
Supervisory director of Heijmans nv (Chairman), Arboned nv (Chairman), Roto Smeets De Boer nv (Vice-Chairman), P. Bakker Hillegom bv; member Advisory Council of ABN Amro Bank nv; member Van Leer Group Foundation; member board of Foundation Katholieke Universiteit Nijmegen.

P. J. van Dun
Member Foundation Ahold Continüiteit, supervisory director of Macintosh nv; member Advisory Council Foundation PION.

P. A. F. W. Elverding
Member executive board of DSM nv (Chairman); member board of delegate supervisory directors of nv Nederlandse Gasunie (Chairman), supervisory director of nv Nederlandse Gasunie, De Nederlandsche Bank nv; member executive board of VNO NCW, member executive board of the International Chamber of Commerce (ICC) The Netherlands; member board of Foundation Management Studies (Chairman); supervisory director of Universiteit Maastricht.

A. G. Jacobs
Supervisory director of Vedior nv (Chairman), NPM Capital nv (Chairman), Joh. Enschedé (Chairman), Amsterdam Exchanges nv, Buhrmann nv, IHC Caland nv, ING Groep nv, Koninklijke Nederlandse Petroleum Maatschappij nv, Nederlandse Spoorwegen nv.

F. L.V. Meysman
Chairman of the executive board of Sara Lee/DE nv and director and executive vice-president of Sara Lee Corporation; member of the board of the American Chamber of Commerce in The Netherlands and of GIMV nv (Belgium).

M. W. M. Vos-van Gortel
Member Council of State; Supervisory director of NCM Holding nv; member Advisory Council of Nederlands Kanker Instituut/Stichting Antoni van Leeuwenhoek Ziekenhuis and of Vereniging van Effectenbezitters, VEB; Chairman Supervisory Board of Kansspelen and of Nationaal Natuurhistorisch Museum "Naturalis".

### Executive Board

The current members of the Executive Board are:

R. F. van den Bergh, Chairman
T. G. G. Bouwman
F. J. G. M. Cremers
G. S. Hobbs

### General Meetings of Shareholders

The Annual General Meeting of Shareholders shall be held in Haarlem or Amsterdam within six months of the end of the financial year.

### Financial Year

VNU's financial year is the calendar year.

The Issuer's auditors are Ernst & Young Accountants, Drentestraat 20, NL-1083 HK Amsterdam. They have audited the consolidated financial statements of VNU N.V. for the years ended December 31, 1999, 1998 and 1997 and have issued an unqualified opinion in each case.

## Business of VNU

VNU is an international publishing and information company providing consumer and professional information. With revenues of more than € 2.8 billion in 1999 the Issuer is one of the leading publishing and information companies in Europe. Its operations span the publishing and distribution of consumer magazines, telephone directories and information services, educational publications, trade and professional magazines, marketing information services and entertainment. VNU has business activities in most West European countries, the United States, Canada, South Africa and India. At year end 1999 the Issuer employed approximately 16,000 people.

*Strategy* specifically, VNU intends to pursue the following strategic objectives:

- as a first priority, to expand professional information activities, including marketing information services on a worldwide basis and expand business and trade publications, including trade shows, in selected segments in the United States and Europe;
- to expand telephone directories activities, primarily in Europe, both through selective acquisitions and the introduction of related products and services; and
- to strengthen consumer information activities, particularly in consumer magazines in Europe.

In pursuing these strategic objectives, VNU intends to:

*Focus on high growth and high margin businesses:* The Issuer will concentrate on establishing and expanding business activities that offer high revenue growth and/or high operating margins. With its acquisition of Nielsen Media Research ("NMR"), for example, VNU recently has expanded its portfolio of marketing information services businesses. As marketing activities shift from mass to targeted marketing, management believes there will be a growing demand for marketing information services. VNU believes that the data provided by marketing information services has become information that clients believe they cannot do without in order to effectively run their own businesses. This type of data is often described as "must have" information and results in high margins. The acquisition of World Directories in 1998 also supports this strategic goal, as the telephone directories business adds both a stable stream of revenue and excellent operating margins. The divestiture of the newspapers business, characterised by relatively lower growth and margins, is also illustrative of the Issuer's emphasis on high growth and high margin businesses.

*Achieve a broader geographic mix of business activities:* VNU will strive to build significant positions for its products in major markets around the world. Over the past few years, VNU has further expanded outside of The Netherlands and entered new geographic markets. Most notably, VNU has made significant acquisitions in the United States and Western Europe, including its acquisitions of NMR and World Directories, as well as number of smaller "add-on" acquisitions that further this objective. After giving effect to the acquisition of NMR and the divestiture of its newspapers business, 70% of pro forma consolidated net revenues and 69% of pro forma total operating income for 1999 would have come from outside of The Netherlands, and in particular 43% of VNU's net revenues would have come from the United States.

*Reduce dependency on cyclical sources of revenues:* VNU's focus on reducing dependency on cyclical revenue manifests itself in its acquisition policy. The Issuer seeks to improve recurring cash flows by acquiring businesses with a low proportion of cyclical revenues. Rather than expanding in cyclical recruitment advertising, the Issuer is in pursuit of more predictable and more recession-resistant revenue streams. Management believes that the "must have" advertising provided by World Directories and "must have" data provided by NMR lead to more recession resistant revenues. The Issuer also believes that the proposed divestiture of the newspapers business will reduce substantially VNU's exposure to (i) cyclical recruitment advertising and (ii) potentially volatile paper costs. The

divestiture of the newspapers business will also avoid the incurrence of capital expenditures relating to replacement of printing presses in future years. After giving effect to the acquisition of NMR and the divestiture of its newspapers business, VNU would have reduced its dependency on advertising-based revenue sources from 47% of 1998 revenues to approximately 38% of pro forma consolidated net revenues in 1999, and a significant part of the remaining advertising revenues constitute "must have", and thus less cyclical, advertising.

*Exploit new media opportunities:* The Issuer will exploit new platforms to deliver its products and services, such as the Internet and CD-ROM. Although print products will remain an important source of information for consumers and professionals, VNU believes that many of its products and services may be capable of expansion to new formats of content distribution. At present, the most significant of these is the Internet. Business information products that are frequently updated and render themselves naturally adaptable to searchable formats represent promising candidates for migration to the Internet. In the marketing information services area, new opportunities are developing for data collection, such as online surveys and collection of data from Internet users via the Internet itself. Most of VNU's existing Internet activities are decentralised, being administered at the operating unit level. However, to capitalise on the growing strategic importance of the Internet, the Issuer established VNU Internet Publishing in 1999. The stated rationale for VNU Internet Publishing includes two elements: (i) to provide technical infrastructure and support for the existing Internet activities of the various businesses; and (ii) to pursue Internet projects that cross the boundaries of the Issuer's business activities and in business areas where VNU does not currently operate. For the year 2000 management expects that operational costs for the Internet will approximately amount to € 75 million. In 1999 operational costs amounted to € 28 million.

*Own market-leading branded information businesses:* The Issuer intends to continue to establish and maintain leading market positions in each of its businesses. In Consumer Magazines, for example, the Issuer has leading titles in a number of categories such as in the women's magazine category in The Netherlands, where, through titles like *Libelle* and *Margriet,* VNU has a pre-eminent market position. Other examples include World Directories, where the Issuer has very strong competitive positions in each country where it operates, and the acquisition of NMR (the "Acquisition"), whereby the Issuer can leverage the market-leading position. VNU believes that establishing and maintaining market leadership allows for economies of scale, leading to higher margins, and enhances the stability of its revenues. For example, market leadership offers a measure of protection in less favourable economic conditions, when advertisers have historically tended to first rationalise their expenditures on non-leading brands.

*Operate under a conservative capital structure:* VNU intends to achieve its strategic initiatives without sacrificing its conservative capital structure. One important measurement used by management to evaluate the Issuer's financial strength is the interest coverage ratio, and it is VNUs stated goal to maintain an interest coverage ratio (calculated by dividing total operating income before amortisation of goodwill plus interest income by interest expense) in the range of 4.0-6.0 times. As acquisition opportunities present themselves, VNU will analyse them in the context of maintaining its conservative capital structure.

VNU conducts its business activities through the following divisions:

*Consumer Magazines*

VNU publishes more than 170 consumer magazine titles in eight countries, and is the leader in the Dutch, Belgian, Czech Republic and Hungarian consumer magazine markets. The Issuer publishes magazines for women, men, special interests, children, and lifestyle as well as puzzle magazines. In The Netherlands, VNU holds by far the largest market share for women's weekly magazines. Furthermore, it publishes various radio and television program guides through a joint venture with AKN, an association of broadcasters. In The Netherlands, VNU also sells and distributes consumer magazines of third parties. In Belgium, VNU is the market leader for women's weekly magazines and is also the leading publisher of weekly radio and television program guides. In the Czech Republic and Hungary, VNU is a leading publisher of womens' and special interest magazines. In addition, it is a leading publisher of puzzle magazines in the United Kingdom and has substantial publishing interests and activities in Hungary, Russia and Romania. Furthermore, VNU recently acquired Egyesült Kiadói

Holding ("EKH"). EKH is a Hungarian based publishing company that publishes 12 consumer magazines and employs about 400 people, with 1999 net revenues of approximately € 30 million. In 1999, the total number of all VNU weekly and monthly consumer magazines sold exceeded 375 million copies. This breadth of offerings enables advertisers to reach multiple target audiences within certain countries via one "media buy". Consumer Magazines also includes VNU's entertainment interests. Consumer Magazines employs about 3,100 people as of December 31, 1999.

Consumer Magazines derives its revenues principally from subscriptions, single-copy newsstand sales, advertising and, in The Netherlands, sales and distribution of third-party publications. Approximately 92 % of Consumer Magazines' net revenues are derived from titles for which it owns the exclusive publishing rights. The Issuer derives its advertising revenues from payments received for the placement of advertisements in its publications, including brand advertising, advertorials, classifieds and loose and bound inserts. Of these, brand advertising for products and services is the largest single component of advertisement revenues. Consumer Magazines employs a direct sales force to sell advertising in its publications and to provide marketing and media planning expertise, including consumer research. This sales force is supplemented in certain instances by third parties. VNU also receives revenues from the sale and distribution of third-party publications by its distribution subsidiary, Aldipress, in The Netherlands.

Revenues from co-branded merchandise are generated by sales of products of interest to readers of VNU's magazines (eg. housepaint for *VT Wonen* or cookbooks for *Libelle*). In general, these products are marketed and sold by VNU through various magazines or by third parties that pay VNU royalties.

Consumer Magazines also includes VNU's entertainment interests which derive revenues from the sale of television programs (such as documentaries and game shows) to broadcasters and syndicators (via CVI Media Group B.V.), and from distribution of U.S. films to theatres and home video distributors, primarily in Belgium, The Netherlands and Luxembourg (via RCV Entertainment B.V.).

Consumer Magazines has introduced new programs to increase operating efficiency by (i) rationalising subscription sales processes and involving franchisees in the distribution process, (ii) managing relationships with its top advertisers and (iii) exploring new capabilities; such as the development of partworks (serial installments of magazines) and marketing of products through the Internet.

*Telephone Directories and Information Services*

VNU acquired ITT's telephone directories and information services business ("World Directories") in February 1998. World Directories is the market leader in each of the six countries where it is present, currently producing over 100 business and residential directories in nine languages, printing about 35 million copies per year. VNU believes, based on its own investigation and research, that its telephone directories business has a dominant market position in five of the six countries in which it operates. In five of the six markets (excluding The Nederlands), VNU conducts this business through joint ventures with the main national telecommunications service providers. World Directories also delivers advertiser information to consumers in certain markets via the Internet as well as on CD-ROM and through operator-assisted calls.

Primary products include *"Yellow pages"* classified directories, *"White pages"* alphabetical directories with bold listings, business-to-business directories and neighbourhood directories. In addition, World Directories offers various new electronic and other directory products, including (i) classified directories on CD-ROM, (ii) classified directories on the Internet, (iii) operator-assisted audio directories, (iv) printed fax directories and (v) printed tourist/visitor directories. World Directories publishes directories with listings, free of charge, of virtually all businesses in the countries in which it operates, representing a total of over 2 million businesses, of which about 650,000 purchase advertisements or extra listings in the directories.

Day-to-day operations of each of World Directories' joint ventures are conducted through the respective businesses' managing directors, who are appointed by the board of directors of that business. Pursuant to its joint venture agreements, World Directories holds minority interests in Puerto Rico, Ireland and South Africa, and a majority interest in Belgium and Portugal. In those companies where World Directories holds a minority interest, it achieves control of key issues (such as approval of op-

erating budgets, capital expenditures and investment decisions) through supermajority provisions that provide World Directories with veto power over these decisions.

World Directories derives the major proportion of its revenues from advertising in its print directories. The high annual renewal rates of 80% to 85% helps reduce World Directories' exposure to cyclical downturns and ensure the sustainability of its high margins. As of December 31, 1999 World Directories employs over 1,200 people in sales, representing about two-thirds of its total number of employees. About 500 of the sales force are in direct sales, about 300 are in telesales and about 400 are in sales support. Commercial yellow pages display space is sold by a direct sales force, which for one to six months every year visits each region for which a directory will be printed. Sales staff are given sales targets and are paid on a salary plus commission basis. They personally contact current and prospective large- and medium-sized business customers. The Issuer's telesales staff deals with smaller businesses and individual professionals, to whom bold highlighted listings are sold.

World Directories generates databases of all business or residential listings from a variety of sources. The principal sources of information are records maintained and updated by the national or local telephone system operator supplemented with lists from various chambers of commerce or third-party contractors.

In each country, the Issuer collects and processes data in databases on mainframe computer systems. Computer specialists and other personnel (some of whom are third party contractors) maintain these databases, which are reviewed regularly to correct inaccurate data and to purge dated information.

In order to increase use of its own directories, World Directories is also exploring ways to become a directory service provider to Internet sites. Certain sites offer their users free access to the World Directories database of business listings by adding a button labelled *"Yellow pages".*

*Business Information Europe*

Under Business Information Europe, VNU has two primary lines of business:

- business publishing, which produces business and trade publications and business-to-business Internet sites; and
- marketing information services, through Claritas Europe, which collects, stores and processes consumer data and provides services to businesses to help them identify and reach their target customers.

Business Information Europe publishes approximately 70 business and trade publications in six European countries and actively provides marketing information services in ten European countries as of December 31, 1999. In each of its business lines, Business Information Europe operates on a country-specific basis. Every country organisation is divided into specific business clusters, which are in turn focused on particular market segments. Where appropriate, pan-European marketing and sales units overlay the country-based organisations. Business Information Europe employs about 1,600 people as of December 31, 1999.

Revenues generated by Business Information Europe are derived primarily from publishing activities. In 1999, business publishing accounted for approximately 76% of total revenues of Business Information Europe, compared with approximately 24% for Claritas Europe. Sources of publishing revenue consist principally of subscriptions, single-copy sales and advertising. Advertising revenues consist of display and recruitment advertising. Many journals and magazines are distributed by "controlled circulation" (free of charge) to the target audience. This widespread distribution to the target audience allows business publishing to achieve higher advertising revenues. Claritas Europe's revenues are generated by fees paid for the use of databases and database services, including list rentals and fees from license contracts, fees paid for sponsorship of surveys and training and consulting fees.

*Business Publishing.* The business publishing segment was established in the early 1970s and today publishes about 70 business and trade publications in six European countries. These publications cover a wide range of subject areas, including computing/information, the environment, electronics, finance, management and career development. Business publishing is particularly strong in the field of information technology, where the Issuer is able to leverage this expertise into internet-based

applications. With the widespread growth and rapid changes of information and communication technology, users of related products and services face an increasingly complex market which heightens the demand for up-to-date, comprehensive information. To take advantage of this trend VNU has launched *vnunet.com,* a pan-European website containing reviews and buyer's guides for computer hardware and software, a news digest of stories of interest to IT users and buyers, a software download area, a search engine and links to other sites. The website currently derives its revenues from banner and sponsorship advertising, email newsletters and e-commerce transactions (e.g. when a user links through *vnunet.com* to *amazon.com,* VNU earns a percentage of any sales generated from that use).

Similarly, VNU is expanding its career development publishing, an area in which it is strong, particularly in The Netherlands, to the Internet. Through the *"jobworld"* sites and *intermediair.nl,* VNU has targeted IT professionals throughout the major countries in Europe, and graduates in The Netherlands, respectively, with content including job listings, advertisements and career advice. Because the information on these sites is often time-sensitive, the ability to provide current information offers clear advantages to Internet publications over print publications, and should be more attractive to potential customers. These websites derive revenues from a variety of sources, including banner advertising and fees for placing job advertisements and resume postings.

*Marketing Information Services.* VNU started its marketing information services business in Europe in 1995. Today, VNU provides its marketing information services under the Claritas Europe brand in ten European countries. The objective of marketing information services is to collect, process and analyse data in order to help clients solve marketing problems. The process of marketing at the household or individual level, as opposed to mass-marketing directed at large consumer populations, is known as precision marketing. Precision marketing services help advertisers determine the relevant characteristics of their potential and existing customers, where they live, where they shop, what they buy and how to reach them. Advertisers then use this information in their loyalty schemes, direct mail and in-store promotions. Claritas Europe integrates and analyses a wide selection of proprietary and third-party marketing data with the help of sophisticated computer software and systems. One of the basic services offered is list rental, whereby the name and address information of a particular consumer is sold to clients. Computer systems are able to sort this information to client specifications, for instance by address, household income levels or other demographic identifiers such as families with children. Beyond list rental, Claritas Europe can apply sophisticated segmentation techniques to geographic and demographic information in a process called geodemographics with the goal of developing predictive indicators of consumer behaviour in relation to the areas where those consumers live. These services are used to identify the "right" consumers or neighbourhoods for direct mailing campaigns or to help manufacturers to determine their relative market position in specific retail outlets. In addition, Claritas Europe can apply predictive modelling techniques to analyse a client's database to identify its best customers for acquisition, retention or upselling. Claritas Europe also offers services designed to maintain and improve its clients' databases and to overlay these databases with VNU's proprietary databases for further analysis.

Current strategic initiatives of Business Information Europe relate to pan-European distribution of certain leading titles, such as *Network News,* as well as the development of pan-European IT and recruitment Internet sites such as vnunet.com, the *"jobworld"* sites and other Internet-related investments to ensure that Business Publishing Europe publications take full advantage of the growing dependence on the Internet. Business Information Europe also makes substantial technology investments in the marketing information services product line, to ensure its ability, to deliver data in formats compatible with a variety of software applications employed by its clients, and also to remain current with Internet developments.

*Business Information USA*

Under Business Information USA, VNU has two primary lines of business:

- marketing information services, which provides information for the advertising and media industries through Nielsen Media Research, VNU Marketing Information, SRDS and other companies; and
- business and trade publications, including trade shows.

Business Information USA operates primarily in the United States with limited operations in Canada and the United Kingdom and currently employs about 9,200 people (including about 4,100 employees of Nielsen Media Research).

A landmark in the operation of Business Information USA was the acquisition of Nielsen Media Research, Inc. ("NMR"). Pursuant to a merger agreement dated August 15, 1999, VNU agreed to acquire indirectly all of the outstanding shares of NMR (the "Acquisition"). On October 27, 1999, the Issuer completed the Acquisition for a total purchase price of approximately USD 2.7 billion (including assumed net debt). In 1999, NMR had an operating revenue of approximately USD 453 million according to US GAAP. NMR is the leading source of television audience measurement and related services in the United States and Canada. Through its core ratings business, NMR estimates television audience size and demographics and reports this and related information to a diverse customer base on a subscription basis. Customers include advertisers, advertising agencies, broadcast networks, cable networks, programme syndicators, cable operators, sports organisations, television stations and station representatives. NMR's ratings serve as the "currency" for national and local television advertising. VNU intends to integrate NMR within the Business Information USA division. In December 1999 NMR increased its interest in NetRatings to 54% for an amount of USD 246 million. NetRatings is active in Internet audience measurement services.

As a consequence of the Acquisition, on March 13, 2000 the Issuer has agreed to sell its subsidiary Competitive Media Reporting, Inc. ("CMR") to Taylor Nelson Sofres, plc for USD 88 million in cash. The transaction is subject to approval by the U.S. Federal Trade Commission. CMR monitors advertising expenditure for advertisers, advertising agencies, radio and television stations and publishing companies. VNU will remain active in this market through Monitor-Plus, a NMR subsidiary.

Over the past few years, the revenues generated by Business Information USA have been split almost equally between marketing information services and business publishing. However, after giving effect to the Acquisition management expects that substantially more than half the revenues of Business Information USA will in the future be generated from marketing information services. Sources of marketing information services revenues are derived from fees paid for the use of databases, software license contracts and training and consulting fees. Because businesses generally tend to require marketing information and some contracts are long-term, these revenues tend to be stable even in less favourable economic conditions. Sources of business and trade publishing revenue consist principally of subscription fees, single copy sales and advertising. Certain magazines such as *The Hollywood Reporter* rely on revenues from direct sales and annual subscriptions from industry participants, whereas other magazines such as *Foodservice Director* generate virtually all of their revenues from advertising in their publications, which are distributed by "controlled circulation" and targeted at niche markets. Advertising revenues consist of display and classified advertisements and tend to be both seasonal and cyclical, depending on the state of the industry served. In 1999, trade shows accounted for approximately 6% of Business Information USA's revenues. VNU receives virtually all of its trade show revenue from its organisation of the trade show and the resulting sale of exhibitor space fees, although it is seeking to increase its revenues from other sources, such as attendee and advertising fees. Typically, a majority of exhibitors at each trade show commit to booth space for the next year's show.

*Marketing Information Services.* VNU Marketing Information USA sells a full range of marketing solutions, including precision marketing advice and analysis in the fields of precision marketing, consumer behaviour, entertainment information and media information to major U.S. firms engaged in publishing, electronic media, advertising healthcare, telecommunications, utilities, banking, financial services and automotive manufacturing. It maintains extensive data sets including demographic profiles and trends, lifestyle segmentation, business location and profiles, consumer expenditures, traffic counts, crime vulnerability, shopping center profiles and healthcare supply and demand, and has developed proprietary software systems that allow it to offer information to a broad spectrum of clients. VNU Marketing Information USA is one of the leaders in the field, with a history of developing new products and services such as its PRIZM segmentation system, Compass desktop system and Claritas Connect, which offers over 100 reports from its comprehensive databases for real-time marketing decision support and geographic analysis to small businesses and entrepreneurs.

With the acquisition of NMR, VNU can now offer comprehensive television and Internet audience measurement in conjunction with the newspaper measurement and qualitative audience measurement of Scarborough Research.

In addition to the above industries, marketing information services, through Claritas, whose segmentation system is the basis for Spectra and precision marketing tools in entertainment, serves the financial service, telecommunications and utility industries. Claritas provides a full range of products which include segmentation systems, data warehousing, databases such as Market Audit (banking) and Convergence Audit (insurance), precision marketing tools and modelling applications. Claritas provides site planning systems and analytical tools to the retail, commercial real estate and restaurant industries as well as service bureau demographic data and census updates to all industries.

*Business and Trade Publications; Trade Shows.* As of December 31, 1999 VNU Business Information USA has a portfolio of 73 trade magazines and 33 annual directories, serving the entertainment, media, arts and design, food, beverage, retail, training, hospitality and sports/automotive sectors. The Issuer has developed successful Internet sites for some of its leading titles, such as *billboard.-com, hollywoodreporter.com* and *adweek.com* which have received over 140 million page views in 1999, and have over 16,500 current subscribers, who have access to "premium" information. As well as offering additional advertising revenue opportunities, these websites support the brand status of the titles.

VNU also produces 32 trade shows in the United States. Trade shows and conferences allow sellers to conduct a large volume of face-to-face sales presentations to qualified buyers in a short period of time. Attendees include manufacturers and developers, sales and distribution personnel and large volume end-users. Industry leaders use these events to promote the launch of important products in order to reach decision-makers in their respective industries. The Issuer, as a trade show producer, generates revenue from exhibit space sales, advertising and attendance fees. These shows offer significant synergies with the business and trade publications, offered by the Issuer, as many titles have an associated trade show, which in turn supports the brand status of the title.

*Marketing Information Services and Business Publishing.* Through its marketing information services and business publishing, Business Information USA offers products and services in many industries, but with particular emphasis on the following: (i) entertainment, (ii) media, (iii) retail/consumer packaged goods and (iv) healthcare. The Issuer is able to provide a given customer with one-stop shopping for advertising placement and marketing information services across various platforms within a particular business sector. As a result, VNU can command a higher portion of that customer's advertising expenditure.

The most significant current strategic initiative for Business Information USA is the integration of NMR. The Issuer is also active in integrating a number of smaller "add-on" acquisitions in the business and trade publications area. Business Information USA intends to continue to leverage and, where appropriate, increase by acquisition its breadth of products and services across the business and trade publishing and marketing information services product lines to be a complete service provider to the industries it serves. Business Information USA will seek opportunities to further develop online applications, including e-commerce technologies in the areas of virtual trade shows, media buy execution systems, consumer packaged goods couponning, food service training and more traditional areas, such as classified advertisements.

*Educational Publishing*

Educational Publishing operations produce textbooks, workbooks and multimedia applications for courses in languages, science and social science for primary, secondary and vocational students in The Netherlands and Belgium. In many cases, several such products are bundled together as a "learning system". Educational Publishing operations are conducted through two subsidiaries: Malmberg in The Netherlands and Van In in Belgium. Malmberg is the market leader in the field of educational publishing for primary education in The Netherlands. Malmberg also provides its products to secondary and vocational educational programs and publishes several educational magazines for pre-school children and for primary and secondary students. Van In publishes learning systems used

in primary and secondary education in Belgium. Educational Publishing employs about 250 people as of December 31, 1999.

*Other Businesses*

VNU has joint ventures with a subsidiary of Scoot.com plc of the United Kingdom in each of The Netherlands and Belgium. VNU intends to sell a part of its interest to Scoot. com. After the divestiture VNU's share of the joint venture will be 25% in The Netherlands and 25% in Belgium. The Scoot joint ventures are telephone-based infomediaries where callers can obtain information, through an operator, on services available in their area. Scoot also provides information through the Internet. VNU retains an approximate 11% interest in Roto Smeets De Boer N.V., a Netherlands-based commercial printing company, representing the remainder of the shares issued to VNU by Roto Smeets De Boer as consideration for certain printing assets transferred in 1993.

December 31, 1999 and 1998

*Amounts x € 1,000*

| | 1999 | 1998 |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets | 5,529,298 | 2,483,570 |
| Property, plant and equipment | 264,434 | 209,154 |
| Long-term financial assets | 244,762 | 67,020 |
| | 6,038,494 | 2,759,744 |
| **Current assets** | | |
| Inventories | 81,352 | 74,036 |
| Accounts receivable and other current assets | 905,453 | 650,441 |
| Cash and cash equivalents | 616,524 | 325,381 |
| | 1,603,329 | 1,049,858 |
| Current liabilities | 2,987,447 | 1,137,039 |
| Working capital | (1,384,118) | (87,181) |
| Capital to be financed | 4,654,376 | 2,672,563 |
| **Non-current liabilities** | | |
| Debenture loans and private placements | 1,358,241 | 1,359,239 |
| Other long-term liabilities | 318,470 | 80,968 |
| | 1,676,711 | 1,440,207 |
| Provisions for liabilities and charges | 148,523 | 69,030 |
| Subordinated loans | 832,223 | 567,226 |
| Minority interests | 162,593 | 17,734 |
| **Shareholders' equity** | | |
| Capital stock | 45,137 | 44,437 |
| Additional paid-in capital | 1,083,821 | 92,470 |
| Retained earnings | 705,368 | 441,459 |
| | 1,834,326 | 578,366 |
| Financing capital | 4,654,376 | 2,672,563 |

# Consolidated Statement of Earnings

**December 31, 1999 and 1998**

*Amounts x € 1,000*

| | 1999 | in % | 1998 | in % |
|---|---|---|---|---|
| Net revenues | 2,809,151 | 100.0 | 2,426,631 | 100.0 |
| Raw materials | 507,004 | 18.1 | 514,052 | 21.2 |
| Purchased services | 331,910 | 11.8 | 282,942 | 11.6 |
| Personnel costs | 890,402 | 31.7 | 724,920 | 29.9 |
| Depreciation of property, plant and equipment | 64,881 | 2.3 | 55,257 | 2.3 |
| Other operating expenses | 444,975 | 15.8 | 376,077 | 15.5 |
| Total operating costs and expenses | 2,239,172 | 79.7 | 1,953,248 | 80.5 |
| Operating income | 569,979 | 20.3 | 473,383 | 19.5 |
| Equity in operating income of non-consolidated subsidiaries | 34,511 | | 17,785 | |
| Total operating income before amortisation of goodwill | 604,490 | | 491,168 | |
| Amortisation of goodwill | (73,477) | | (39,133) | |
| Operating income after amortisation of goodwill | 531,013 | | 452,035 | |
| Interest income | 20,775 | | 22,287 | |
| Interest expense | (134,917) | | (102,229) | |
| Results from financial income and expense | (114,142) | | (79,942) | |
| Earnings from ordinary activities before income taxes | 416,871 | | 372,093 | |
| Income taxes | (148,981) | | (129,768) | |
| Earnings from ordinary activities after income taxes | 267,890 | | 242,325 | |
| Minority interests | (21,177) | | (9,821) | |
| Earnings from ordinary activities after income taxes and after minority interests | 246,713 | | 232,504 | |
| Extraordinary items before income taxes | (1,785) | | 18,214 | |
| Income taxes | – | | – | |
| Extraordinary items after income taxes | (1,785) | | 18,214 | |
| Net earnings | 244,928 | | 250,718 | |

**Per common share**
*Amounts x € 1*

| | 1999 | 1998 |
|---|---|---|
| Earnings before amortisation of goodwill and extraordinary items | 1.65 | 1.43 |
| Earnings before extraordinary items | 1.27 | 1.23 |

# Consolidated Statement of Cash Flow

**December 31, 1999 and 1998**

*Amounts x € 1,000*

| | | 1999 | | | 1998 | |
|---|---|---|---|---|---|---|
| Operating income of consolidated subsidiaries after amortisation of goodwill ..... | | 496,502 | | | 434,250 | |
| Adjustments for: | | | | | | |
| Depreciation of property, plant and equipment .............. | | 64,881 | | | 55,257 | |
| Amortisation of goodwill ....... | | 73,477 | | | 39,133 | |
| Change in provisions and other long-term liabilities .......... | | (28,285) | | | (12,248) | |
| Change in accounts receivable and other current assets ...... | (86,434) | | | (51,199) | | |
| Change in inventories .......... | (6,372) | | | (9,497) | | |
| Change in current liabilities ..... | 16,385 | | | 75,888 | | |
| Change in working capital ...... | | (76,421) | | | 15,192 | |
| Cash flow from operations of consolidated subsidiaries ..... | | 530,154 | | | 531,584 | |
| Interest received .............. | 20,639 | | | 20,904 | | |
| Dividends received from non-consolidated subsidiaries | 14,119 | | | 8,997 | | |
| Interest paid .................. | (122,962) | | | (85,769) | | |
| Income taxes paid ............. | (97,325) | | | (104,136) | | |
| | | (185,529) | | | (160,004) | |
| Cash flow from operational activities .................. | | | 344,625 | | | 371,580 |
| Acquisitions of consolidated and non-consolidated subsidiaries ................ | | (2,353,975) | | | (2,213,381) | |
| Divestitures of consolidated and non-consolidated subsidiaries ................ | | 42,343 | | | 133,616 | |
| Net investment in property, plant and equipment ......... | | (66,056) | | | (49,732) | |
| Net investment in long-term financial assets ............. | | (7,645) | | | (58) | |
| Cash flow from investment activities .................. | | | (2,385,333) | | | (2,129,555) |
| Proceeds from long- and short-term debt.................. | | 1,759,101 | | | 2,145,010 | |
| Repayment of long- and short-term debt.................. | | (240,874) | | | (132,622) | |
| Proceeds from share issuance .. | | 955,236 | | | 4,728 | |
| Dividends paid ................ | | (82,708) | | | (64,969) | |
| Cash flow from financing activities .................. | | | 2,390,755 | | | 1,952,147 |
| Net cash flow ................ | | | 350,047 | | | 194,172 |
| Foreign currency differences and other changes ........... | | | (58,904) | | | 837 |
| Changes in cash and cash equivalents ................. | | | 291,143 | | | 195,009 |
| Free cash flow ............... | | | 195,861 | | | 256,879 |

*Recent Developments*

In February 2000, 4,5 million common shares were sold to institutional investors at € 58.50 per share. The net proceeds of € 260 million have been and will be used for investments in new and existing Internet activities, for core activities and general corporate purposes.

As a consequence of the acquisition of NMR in 1999, on March 13, 2000 the Issuer has agreed to sell its subsidiary Competitive Media Reporting, Inc. ("CMR") to Taylor Nelson Sofres, plc for USD 88 million in cash. The transaction is subject to approval by the U.S. Federal Trade Commission. CMR monitors advertising expenditure for advisers, advertising agencies, radio and television stations and publishing companies. VNU will remain active in this market through Monitor-Plus, a NMR subsidiary.

Effective March 14, 2000, the Issuer has sold all of the shares of the holding company for its newspapers *BN/De Stem, Brabants Dagblad, Eindhovens Dagblad, Dagblad De Limburger and De Gelderlander* as well as VNU's door-to-door weekly newspapers and certain other assets to Wegener Arcade N.V. for a purchase price of approximately € 817 million. As a result, an extraordinary gain of approximately € 600 million was realised and VNU's shareholders' equity and guarantee capital have been further increased.

On March 23, 2000, VNU through its subsidiary VNU Budapest has acquired the entire interest in Egyesült Kiadoi Holding kft. a Budapest based publishing company following the regulatory approval. With this acquisition VNU has become the largest consumer magazine publishing company in Hungary. In connection with this acquisition VNU Budapest under guarantee by VNU has signed a HUF 11,700,000,000 seven years term loan agreement with Rabobank Hungaria Rt., ING Bank Rt. and ABN AMRO (Magyar) Bank Rt. to partly finance the acquisition.

On April 21, 2000, VNU has acquired all of the shares of Startpagina B.V., a Netherlands based company, operating a Dutch language based directory for internet users named startpagina. nl.

On May 26, 2000 VNU announced than it has signed a preliminary agreement with Randstad Holding nv, a staffing firm active in Europe and North America, to jointly develop a European recruitment portal. The 50/50% joint venture will operate a full service career centre under the name newmonday.com aiming at the graduate career market in Europe. The proposed agreement will be submitted to, inter alia, the relevant competition authorities.

*Outlook*

Barring unforeseen events, VNU expects operating income to further increase in 2000.

Earnings per share before amortisation of goodwill and extraordinary items will approximate 1999's level. This is due primarily to a substantial increase in start-up costs relating to the Internet and the financing arrangements resulting from the strategically important acquisitions of Nielsen Media Research and NetRatings. VNU expects these acquisitions to strengthen profit growth during the coming years.

VNU N.V.
Ceylonpoort 5-25
NL-2037 AA Haarlem

**Legal Advisers to the Managers**
Allen & Overy
Apollolaan 15
NL-1077 AB Amsterdam

**Fiscal Agent**
Deutsche Bank Aktiengesellschaft
Grosse Gallusstrasse 10–14
D-60272 Frankfurt am Main

**Luxembourg
Paying Agent and
Listing Agent**
Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
L-1115 Luxembourg

PROSPECTUS DATED JUNE 6, 2000

# VNU N.V.

(incorporated under Dutch law and established at Haarlem, The Netherlands)

## Offering of between 5,928,854 and 12,121,212 cumulative preferred class B shares

**at a Price of between EUR 8.25 and EUR 12.65 each.**

The Offering comprises between 5,928,854 and 12,121,212 cumulative preferred class B shares ('Preferred Shares'), with a nominal value of EUR 0.20 in the share capital of VNU N.V. (the 'Company'), being offered and placed for the account of the Company. The Company expects to issue Preferred Shares for an amount of between EUR 75 million and EUR 100 million. The offer and sale are subject to certain restrictions. See 'Important Information'.

Subscription will start June 6, 2000 and is expected to close on June 8, 2000 at 16.30 hours. ABN AMRO Rothschild reserves the right to close the subscription earlier. This will be announced at least three trading hours before the preliminary closing of the subscription.

The Settlement Date of the Preferred Shares will be the second Business Day after closing of the subscription, expected to be June 13, 2000. The Preferred Shares are entitled to Dividend as per the Settlement Date, taking into consideration all relevant information mentioned in this Prospectus.

**See '*Investment Considerations*' *for certain information that should be considered by prospective investors.***

Subscriptions for an amount less than EUR 50,000 for the Preferred Shares will not be accepted. Subscriptions can only take place in full amounts of Euros. Allotment on the basis of subscription will take place on the first Business Day after closing of the subscription period, which is expected to be June 9, 2000. ABN AMRO Rothschild reserves the right to allocate at its sole discretion and to leave subscriptions out of consideration in whole or in part, without stating any reason. The definitive number of Preferred Shares placed, as well as the Issue Price and the definitive Dividend Percentage on the Preferred Shares are expected to be published in one or more Dutch newspapers the day after the Settlement Date.

**The Preferred Shares will not be listed on the stock exchange of Amsterdam Exchanges N.V. ('AEX') or on any other official stock exchange.**

Copies of this Prospectus, as well as in limited numbers, the Articles of Association and the annual reports of 1999, 1998 and 1997 of the Company are free of charge available at the Company, Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands (tel: 023 - 546 3463, fax: 023 - 546 3911), and ABN AMRO Bank N.V., Herengracht 595, 1000 EA Amsterdam, The Netherlands (tel: 020 - 628 36 27, fax: 020 - 628 36 46).

ABN AMRO Rothschild will act as Placing Agent.

# IMPORTANT INFORMATION

*Prospective investors in the Preferred Shares are explicitly advised that such an investment entails financial risks. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. In case of any doubt regarding the contents or the meaning of the information contained in this Prospectus, prospective investors should consult a professional person or party specialized in advising on the acquisition of financial instruments such as offered hereby.*

**The Company declares that to the best of its knowledge, the information contained in this Prospectus is true and accurate in all material respects, and that to the best of its knowledge there are no other facts, the omission of which would, in the context of the Offering, make any statement in this Prospectus misleading in any material respect. The Company is responsible for the accuracy and completeness of the information in this Prospectus.**

No person has been authorized by the Company or ABN AMRO Rothschild to give any information or make any representations in connection with the Offering not contained in this Prospectus. In the event such information has been provided or such representation has been made, it must not be relied upon as having been authorized by the Company or ABN AMRO Rothschild. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the Preferred Shares offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy securities offered hereby to any person in any jurisdiction in which it is unlawful to make such offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale on the basis thereof shall, under any circumstances, imply that the information contained herein is correct as of a date subsequent to the date hereof.

The provision and distribution of this Prospectus and the Offering may, in certain jurisdictions, be restricted by law. Persons into whose possession this Prospectus comes are required by the Company and the Placing Agent to inform themselves of and observe any such restrictions. Neither the Company nor the Placing Agent accept(s) any responsibility for any violation by any person, whether or not such person is a prospective investor of the Preferred Shares, of any such restrictions.

The Preferred Shares offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), and may not be offered or sold or delivered directly or indirectly in the United States, its territories or possessions, in any state of the United States and the District of Columbia (the 'United States'), unless such is done in accordance with Regulation S under the Securities Act or pursuant to an exemption from the registration requirement contained in the Securities Act.

Neither this Prospectus nor any other document issued in connection with the Offering may be issued or passed on in the United Kingdom to any person unless that person belongs to a category as described in Section 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) of the United Kingdom, or is a person to whom this document may otherwise lawfully be issued or passed on.

This Prospectus is governed by Dutch law. All disputes arising from or in connection with the Offering must be submitted in the first instance to the competent court in Amsterdam, The Netherlands. This Prospectus is available in the English language only.

Certain financial and statistical information in this Prospectus has been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the total. Solely for the convenience of the reader the 1998 and 1997 annual accounts have been restated from Guilders to Euro, at the exchange rate of EUR 1 to NLG 2.20371.

The 1999 annual report together with the financial statements for the years 1998 and 1997 of the Company, as well as the Articles of Association of the Company are deemed to form an integral part of this Prospectus.

## ADDENDUM TO THE PROSPECTUS DATED JUNE 6, 2000, IN CONNECTION WITH THE OFFERING OF PREFERRED SHARES IN THE SHARE CAPITAL OF VNU

**Addendum (page 16 of the Prospectus)**

**Redemption**

| | |
|---|---|
| Redemption – discount rate | The discount rate will be equal to the yield (**after taxes**) on Dutch state loans with a maturity equal to the remaining period from the Redemption date up to the following Dividend Reset Date. |

**Addendum (page 26 of the Prospectus)**

**Options and Common Shares held by the Board of Supervisory Directors and Executive Board**

As per June 2, 2000, none of the members of the Supervisory Board of Directors and none of the members of the Executive Board hold Common Shares in VNU.

***

# TABLE OF CONTENTS

# DEFINITIONS

| | |
|---|---|
| AEX | Amsterdam Exchanges N.V. |
| Articles of Association | The articles of association of the Company. |
| Board of Supervisory Directors | The Board of Supervisory Directors of the Company *('Raad van Commissarissen').* |
| Business Day | A day on which commercial banks in Amsterdam and the AEX are open for business. |
| Common Shares | Common shares in the capital of the Company, each with a nominal value of EUR 0.20. |
| Dividend | The dividend on the Preferred Shares. |
| EUR or Euro | The lawful European currency of the European Monetary Union as of January 1, 1999, into which NLG was converted. EUR 1 = NLG 2.20371. |
| Executive Board | The Executive Board of the Company *('Raad van Bestuur').* |
| NLG | The lawful currency of The Netherlands. |
| Offering | The offering of between 5,928,854 and 12,121,212 Preferred Shares as described in this Prospectus. |
| Official Price List | 'Officiële Prijscourant' of the AEX. |
| Preferred Shares | Cumulative preferred class B shares in the capital of the Company, each with a nominal value of EUR 0.20. |
| Price or Issue Price | The issue price per Preferred Share. |
| Prospectus | This prospectus in respect of the Offering dated June 6, 2000. |
| Settlement Date | The second business day after closing of the subscription period, on which the Preferred Shares will be delivered against payment. |
| Shareholder(s) | The holder(s) of the Preferred Shares. |
| VNU or the Company | VNU N.V., having its registered seat at Haarlem, The Netherlands and where the context so requires VNU N.V. together with its subsidiaries (as defined in article 2:24 a of Book 2 of the Dutch Civil Code). |

# SUMMARY

*The following summary does not purport to be complete and is taken from, and is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this Prospectus.*

**The Company**

VNU is an international publishing and information company providing consumer and professional information. With revenues of more than € 2.8 billion in 1999 the Company is one of the leading publishing and information companies in Europe. Its operations span the publishing and distribution of consumer magazines, telephone directories and information services, educational publications, trade and professional magazines, marketing information services and entertainment. VNU has business activities in most European countries, the United States, Canada, South Africa and India. At year end 1999 the Company employed approximately 16,000 people (pro forma after the acquisition of Nielsen Media Research and the divestiture of VNU Newspapers).

**Strategy**

VNU intends to pursue the following strategic objectives:

- as a first priority, to expand professional information activities, including marketing information services on a worldwide basis and expand business and trade publications, including trade shows, in selected segments in the United States and Europe;
- to expand telephone directories activities, primarily in Europe, both through selective acquisitions and the introduction of related products and services; and
- to strengthen consumer information activities, particularly in consumer magazines in Europe.

**Selected Historical Financial Data of VNU**

The table below sets out selected consolidated financial data for VNU for the years ended at December 31, 1999 to 1995. These data have been derived from the audited Consolidated Financial Statements of VNU which have been prepared in accordance with Dutch GAAP.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 1999 | 1998 | 1997 | 1996 | 1995 |
| **Consolidated Statements of Earnings Data:** (Amounts in EUR millions) | | | | | |
| Net Revenues | € 2,809 | € 2,426 | € 1,779 | € 1,529 | € 1,385 |
| Total Operating Costs and Expenses | 2,239 | 1,953 | 1,532 | 1,332 | 1,225 |
| Operating Income | 570 | 473 | 247 | 197 | 160 |
| Equity in Operating Income of Non-Consolidated Subsidiaries | 34 | 18 | 13 | 12 | 24 |
| Total Operating Income before Amortization of Goodwill | 604 | 491 | 260 | 209 | 184 |
| Amortization of Goodwill | (73) | (39) | – | – | – |
| Operating Income after Amortization of Goodwill | 531 | 452 | 260 | 209 | 184 |
| Results from Financial Income and Expense | (114) | (80) | (2) | (4) | (6) |
| Earnings from Ordinary Activities before Income Taxes | 417 | 372 | 258 | 205 | 178 |
| Income Taxes | (149) | (130) | (77) | (61) | (54) |
| Earnings from Ordinary Activities after Income Taxes | 268 | 242 | 181 | 144 | 124 |
| Minority Interests | (21) | (9) | – | – | – |
| Earnings from Ordinary Activities after Income Taxes and After Minority Interests | 247 | 233 | 181 | 144 | 124 |
| Extraordinary Items after Income Taxes | (2) | 18 | 9 | 2 | 71 |
| Net Earnings | € 245 | € 251 | € 190 | € 146 | € 195 |

| **Per Common Share Data:** (in Euro) | **1999** | **1998** | **1997** | **1996** | **1995** |
|---|---|---|---|---|---|
| Earnings before Amortization of Goodwill and Extraordinary Items | 1.65 | 1.43 | 0.95 | 0.76 | 0.65 |
| Earnings before Extraordinary Items | 1.27 | 1.23 | 0.95 | 0.76 | 0.65 |
| Shareholders' equity | 8.35 | 3.05 | 2.13 | 2.41 | 2.15 |
| Cash flow from operational activities | 1.78 | 1.96 | 1.39 | 0.89 | 0.89 |
| Dividends | 0.48 | 0.43 | 0.32 | 0.25 | 0.22 |

| **Consolidated Balance Sheet Data:** (Amounts in EUR millions) | **1999** | **1998** | **1997** | **1996** | **1995** |
|---|---|---|---|---|---|
| Working Capital | € (1,384) | € (87) | € 8 | € 84 | € 17 |
| Total Assets | 7,642 | 3,810 | 1,309 | 1,184 | 1,058 |
| Non-Current Liabilities and Subordinated Loans | 2,509 | 2,007 | 272 | 229 | 232 |
| Shareholders' Equity | 1,834 | 578 | 403 | 458 | 409 |

| **Net revenues and operating income** (Amounts in EUR millions) | **1999** | **1999** | **1998** | **1998** | **1997** | **1997** |
|---|---|---|---|---|---|---|
| (per business group including operating income of non-consolidated subsidiaries) | **Net revenues** | **Total operating income** | **Net revenues** | **Total operating income** | **Net revenues** | **Total operating income** |
| Consumer magazines | 732 | 122 | 649 | 108 | 607 | 101 |
| Telephone directories and information services | 414 | 224 | 383 | 181 | – | – |
| Business information Europe | 336 | 39 | 330 | 46 | 286 | 37 |
| Business information USA | 863 | 171 | 600 | 126 | 475 | 92 |
| Educational publishing | 69 | 15 | 57 | 9 | 48 | 8 |
| Newspapers | 382 | 69 | 377 | 59 | 343 | 45 |
| Other | 13 | (36) | 31 | (38) | 20 | (23) |
| Total | 2,809 | 604 | 2,427 | 491 | 1,779 | 260 |

| | |
|---|---|
| Number of Preferred Shares | Between 5,928,854 and 12,121,212 Preferred Shares are being offered for the account of the Company. |
| Number of Preferred Shares outstanding after the Offering | A maximum of 12,121,212. |
| Nominal value | EUR 0.20 per Preferred Share. |
| Form | The Preferred Shares are registered shares. No certificates will be issued for the Preferred Shares. The Preferred Shares are divided in series of a maximum of 2,500,000 shares each. The names of the holders of such Preferred Shares will be entered in the shareholders' register of the Company. |
| Issue Price | Between EUR 8.25 and EUR 12.65 per Preferred Share. |
| Issue size | Between EUR 75 million and EUR 100 million. |
| Dividend(s) | Dividend on Preferred Shares will be paid in cash. Dividend is calculated as a percentage ('Dividend Percentage') of the paid-in capital, which is equal to the Issue Price and will be rounded off upwards to whole EUR cents. If and to the extent that the annual net profit is not sufficient to pay in full the Dividend due on the Preferred Shares, the deficit shall be paid to the debit of the remaining free distributable reserves of the Company (excluding the share premium reserve of the Preferred Shares). In the event that the annual net profit and the free distributable reserves (excluding the share premium reserve of the Preferred Shares) are not sufficient to pay the Dividend, the remaining Dividend due shall be paid from the profits earned in subsequent years, if any. |
| Payment of Dividend | Dividend will be paid annually, not later than 4 weeks after the approval of the annual accounts. |
| Dividend Percentage | The Dividend Percentage for the period from the Settlement Date up to the seventh anniversary date of the Settlement Date, expected to be June 13, 2007 will be 100 basispoints above the arithmetical average of the effective yield on Dutch State Loans with a remaining maturity of 6 to 7 and 7 to 8 years, as assessed by the Central Bureau of Statistics and as published in the Official Price List, during the last 5 Business Days prior to the Settlement Date. |
| Subscription Period | June 6, 2000 up to and including June 8, 2000, 16.30 hours Amsterdam time. ABN AMRO Rothschild reserves the right to close the subscription earlier. |
| Allotment Date | The first Business Day after closing of the subscription period, expected to be June 9, 2000. |
| Settlement Date | The second Busines Day after closing of the subscription period, expected to be June 13, 2000. |
| Payment | Payment for the allotted Preferred Shares must be made on the Settlement Date. The Shareholders will be registered in the shareholders' register of the Company. |
| Listing | The Preferred Shares will not be listed on the stock exchange of the AEX or on any other official stock exchange. |

| | |
|---|---|
| Use of proceeds | The net proceeds from the Offering will be used by the Company for general corporate purposes. |
| First Dividend Reset Date | The seventh anniversary date of the Settlement Date, expected to be June 13, 2007. |

*Prospective investors should consider the following investment considerations carefully in addition to all other information contained in this Prospectus. Any or all of these investment considerations could have material adverse changes on the Company's financial position and prospects. The investment considerations set forth below are not intended to be exhaustive and there may be other considerations which should be taken into account in relation to an investment in the Company.*

**Acquisitions**

The execution of VNU's corporate strategy will require it to pursue acquisitions and divestitures, and to integrate new businesses. In addition to acquisition-related risks such as the assumption of liabilities and amortization of goodwill and other acquired intangible assets and the potential dilutive impact on the Company's earnings per share, VNU's ability to execute its corporate strategy also depends on management's ability to identify successful business opportunities.

There can be no assurance that VNU will be able to identify and integrate, and acquire on reasonable terms, if at all, suitable acquisition candidates or that it will be able to obtain the necessary financing, on favorable terms, if at all, to finance any of such potential acquisitions. Failure to identify optimal acquisition candidates or the acquisition of unsuitable candidates could impair VNU's ability to achieve its strategic objectives. Failure to integrate acquisitions successfully, or any delay in integration, could result in the expenditure of significant funds and increased demands on management's time and could have a material adverse effect VNU's business, financial condition or results of operations. In addition, acquisitions may involve the expenditure of significant funds and/or the issuance of additional securities which may be dilutive to existing shareholders.

**Acquisition of Nielsen Media Research, Inc.**

The Company has recently acquired Nielsen Media Research, Inc. ('NMR'). As with any significant acquisition or merger, VNU may be confronted with challenges in retaining employees, customers and vendor relationships, synchronizing service delivery systems and business processes, and integrating systems, logistics, geographically remote units, marketing, and product offerings to achieve greater efficiencies. VNU may be unable to realize cost savings and revenue synergies. Finally, there can be no assurance that the acquisition of NMR will result in long-term benefits to VNU, or that VNU and its management will effectively be able to assimilate and manage the business of NMR. Any failure to do so could have material adverse effect on VNU and its results of operations.

**New Technologies and the Internet**

The execution of VNU's corporate strategy includes expansion of its business activities in new technologies and, in particular, on to the Internet. These new technologies pose a variety of challenges and risks, including the following:

- *Changing technology and new product development:* The markets in which VNU operates and intends to expand are characterized by rapidly changing technology, evolving industry standards, introductions and enhancements of competing products and services and shifting customer demands, including technology preferences. The Company's future success in this area may to some extent depend on an increase in the use of the Internet as an advertising medium, and as a medium for electronic commerce ('e-commerce') transactions. As a result, the growth and future financial performance of VNU may depend on its ability to develop and market new products and services, and develop distribution channels, including the Internet, while enhancing its existing products, services and distribution channels, in order to accommodate the latest technological advances and user preferences. The fast-changing character of many of VNU's business activities will require VNU continually to improve the performance, features and reliability of its products, particularly in response to competition. There can be no assurance that VNU will be successful in this regard. In addition, the widespread adoption of new Internet technologies or standards could require additional expenditures by VNU to modify or adapt products and services.

- *Continued growth of Internet use:* VNU's corporate strategy would be affected if use of the Internet for the exchange of information, as a medium for advertising and for e-commerce purposes, does not continue to grow. Internet growth may be inhibited for a number of reasons which the Company cannot control or predict. Even if use of the Internet does continue to grow, the Internet infrastructure may not be able to support the demands of users, resulting in

declines in performance and reliability of the Internet as an information and commercial tool. If infrastructure faults, or service outages and delays, as have been experienced on the Internet in the past, develop or continue, the use of the Internet as a medium could grow more slowly or even decline.

- *Effectiveness and profitability of Internet advertising:* The Internet advertising market is new and rapidly evolving and cannot yet be compared with the traditional advertising market. Internet advertising may be less effective than traditional forms of advertising for promoting products and services. To date, taken as a whole, VNU's businesses depending upon revenue from selling advertising on the Internet have not been profitable. There can be no assurance that the market for Internet advertising will continue to emerge or will become sustainable. As a result, in its role as a content provider on the Internet, VNU may not realize a sufficient level of profitability.

- *The Internet audience measurement industry:* To date, no Internet audience-measurement service has been adopted as the universally accepted standard. While the acquisition of NMR will provide VNU with significant expertise in the area of Internet-audience measurement through its alliance with NetRatings Inc., there can be no assurance that VNU's existing and potential customers will not challenge or refuse to accept its Internet audience-measurement reports. Furthermore, a different Internet audience-measurement service may be adopted as the industry standard. As a result, customers may turn to alternative services provided by current or potential competitors.

This expansion may require the Company to spend substantial amounts of capital and there can be no assurance that VNU will be successful in achieving positive financial results from these new investments. Any failure by the Company in the execution of this strategy could have an adverse effect on the Company.

**Dependence on Economic Factors; Cyclicality and Seasonality of Revenues**

Some of the Company's advertising revenues, particularly recruitment advertising revenues, and, to a lesser extent, display advertising revenues, are dependent on a variety of factors specific to the geographic regions which the Company's magazines and other periodicals serve. These factors include, among others, the size and demographic characteristics of the local population, local economic conditions in general, and the related retail segments in particular. The Company's advertising revenues in consumer magazines and business and trade publications are cyclical (particularly in the case of recruitment advertising) and dependent on general economic conditions. Historically, increases in advertising revenues have correlated with economic prosperity, while decreases and changes in advertising mix have correlated with general economic downturns as well as local and regional recessions. If the local economy in the retail environment of the communities in which the Company operates were to be adversely affected, there could be no assurance that the Company's financial condition or results of operations would not be adversely affected. Additionally, the Company's marketing information services revenues are weighted towards the fourth quarter of the calendar year. There can be no assurance that any of these economic factors, cyclicality, or seasonality would not adversely affect the results of the Company.

**Indebtedness**

The Company has incurred significant debt in connection with the acquisition of NMR and previous large acquisitions and, following the Offering, will continue to have significant indebtedness. The Company's financial position exposes it to the risks that: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on such indebtedness; (ii) the Company's financial position may impede its ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes; and (iii) the Company's financial position may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. The Company believes that it will have sufficient capital to carry on its business and will be able to meet its scheduled debt service requirements. However, there can be no assurance that the future cash flow of the Company will be sufficient to meet the Company's obligations and commitments. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling assets or operations or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to

satisfy its capital requirements. In addition, the terms of existing or future debt agreements may restrict the Company from adopting any of these alternatives.

### Dependence on Dividend Income

The Company conducts a portion of its operations through direct and indirect minority shareholdings and joint ventures. The Company's available cash to service any dividends payable on the Preferred Shares will partly depend upon the cash flow of such companies and the ability of such companies to make funds available to the Company in the form of loans, dividends or otherwise. These companies are separate and distinct legal entities and, subject to certain contractual arrangements regarding dividend distribution, have no obligation, contingent or otherwise, to make funds available to the Company, whether in the form of loans, dividends or otherwise. These companies may become parties to financing arrangements which may limit dividends or advances to the Company. In the event of any insolvency, bankruptcy or similar proceedings of such a company, creditors of such company would generally be entitled to priority over the Company with respect to assets of the affected company.

### Dependence on Business Partners

A part of the Company's business is conducted through joint ventures with and licenses from third parties. For example, the Company's telephone directories business is operated, in certain markets, through joint venture agreements with the main national telecommunications service providers, who, in most cases, provide the data on which the directories are based. While the Company currently enjoys good relations with its business partners, and benefits from contractual arrangements, there can be no assurance of continued relationships with these entities. If one or more joint venture agreements or licenses were terminated or not able to be renewed on terms satisfactory to the Company, or if one or more of the Company's joint venture partners or licensors were to encounter financial or other difficulties, this could have an adverse effect on the financial condition or results of operations of the Company.

### Dependence on Economic Factors: Paper Costs and Postal Rates

The Company uses a significant volume of paper in its operations. Certain commodity grades of paper have shown considerable price volatility over the last decade. The Company has year-to-year agreements to purchase most of its paper. There can be no assurance that future unanticipated increases in paper prices will not have a material adverse effect on the Company's results of operations or financial condition. The profitability of the Company's magazine publishing operations mainly outside The Netherlands, as well as its marketing information services activities under Business Information Europe, are also affected by the cost of postage and could be materially adversely affected if there is an increase in postal rates. Future unanticipated increases in postal rates could have a material adverse effect on the Company's results of operations or financial condition. No assurance can be given that the Company can recoup paper or postal cost increases by passing them through to its advertisers and readers. In addition, future fluctuations in paper prices or postal rates could have an effect on periodic comparisons of the results of operations and financial condition of the Company.

### Dependence on Key Personnel

The Company is dependent on the continued services of its senior management team. Certain senior personnel of VNU have entered into employment agreements with subsidiaries of the Company, which provide for continued employment up to a specified date or for employment for an indefinite period (subject to up to six months notice of termination). These employment agreements restrict the ability of such personnel to compete with the Company during such employment period and some time thereafter. Although the Company believes it could replace such key employees should the need arise, the loss of any such key personnel could have a material adverse effect on the Company. The Company does not maintain 'key-person' insurance for any of its officers and employees.

In addition, the Company must also be able to maintain a force of technologically proficient employees as it expands into new, more technologically sophisticated, businesses. Competition for such employees is intense, and there can be no assurance that the Company will be able to attract or retain a sufficient number of technologically proficient employees.

### Intellectual Property Rights

Management regards the Company's copyrights, publishing rights, trademarks and other intellectual property rights as important to its business. The Company relies upon a combination of

copyright, trademark and trade secret laws as well as, where appropriate, contractual arrangements, including licensing and confidentiality agreements, to establish and protect its proprietary rights. There can be no assurance that these contractual arrangements or the other steps the Company has taken will be sufficient to protect its intellectual property rights.

The Company has registered as trademarks the titles of its principal magazines and trade shows, as well as, where appropriate, certain brands under which it markets its services and products. Effective trademark, copyright, trade secret and database protection laws, however, may not be available in every country in which the Company's products are available.

Third parties may claim that the Company's technologies and published materials infringe upon their proprietary rights. The Company expects that the number of infringement claims in its market will increase as the number of services and competition in the information industry grows. These claims, whether meritorious or not, could be time-consuming to address, resulting in costly litigation or requiring the Company to enter into royalty or licensing agreements. Such agreements may not be available on acceptable terms or at all. As a result, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition.

### Potential Litigation Exposure

The Company has a relatively high exposure to litigation, in particular to defamation claims and claims of breach of privacy (relating to its publishing activities as well as methods of collection, processing and use of personal data). Data subjects and users of data collected and processed by the Company could also have claims against the Company if the data was found to be inaccurate, or if personal data stored by the Company was improperly accessed and disseminated by unauthorized persons. The Company maintains insurance policies against certain litigation matters, such as libel claims.

The Company and its subsidiaries are litigating a number of matters arising in the ordinary course of business. The Company believes that the outcome of these legal proceedings, even if determined adversely to the Company, will not have a material adverse effect on the Company's financial condition or results of operations. For the periods covered by the Financial Statements contained herein, the Company has not paid damages in connection with litigation matters that have had a material adverse effect on the financial condition or results of operations of the Company. No assurance can be given that litigation matters will not have a material adverse effect on the financial condition or results of operations of the Company.

### Foreign Exchange

As the Company's reporting currency is the Euro, any movement in foreign currency exchange rates against the Euro (particularly the British pound and the U.S. dollar) could have an impact on the translation of the Company's results. The Company seeks to reduce earnings volatility by, among other ways, using various hedging mechanisms. However, there can be no assurance that exchange rate fluctuations will not adversely affect VNU's operating results and financial condition.

### Competition

The consumer and professional information markets are competitive and undergoing continual change, including new entrants. International, national and local competition is vigorous in many of the markets and segments in which VNU does business. The Company's competitors are numerous and vary widely in market position, size and resources. Competitors differ significantly depending upon the product, customer and geographic markets involved. The Company must also compete with smaller companies that have been able to develop strong local or regional customer bases.

Some of the Company's competitors have substantially greater resources than the Company. The Company may have difficulties in positioning itself at the forefront of technological and other material developments in the industry. There can be no assurances that the Company will be able to compete successfully against other companies engaged in similar businesses.

### Regulation

The Company's business activities are subject to laws, regulations and directives in each of the countries in which it operates. The Company's activities are subject, among other things, to data protection and database laws and regulations in various countries, as well as a variety of other laws and regulations, including those relating to defamation. Changes in laws, regulations or policy

affecting the business activities of the Company could adversely affect its financial condition, results of operations and cash flows. Decisions by the relevant regulators or the courts could also adversely affect VNU's financial condition, results of operations and cash flows.

With respect to data protection in particular, the European Union has recently enacted data protection regulations that will affect the manner in which personal data information is collected, processed and stored by the Company. The EU regulations provide for, among other things, restrictions regarding the transfer, processing or use of data concerning EU data subjects to countries that do not adequately protect data privacy, potentially including the United States. Changes to existing laws and regulations, or the interpretation thereof, or the passage of new laws and regulations intended to address these issues could, among other effects, create uncertainty in the marketplace that could reduce demand for the Company's services; limit its ability to collect, process and to use data; increase the cost of doing business as a result of litigation costs or increased service delivery costs; decrease the efficacy of Internet advertising; or in some other manner (which may not be foreseeable or predictable) have a material adverse effect on its business, results of operations and financial condition.

### Forward-looking Statements

Certain information in this Prospectus contains forward-looking statements that involve substantial risks and uncertainties. The Company or its representatives may also make forward-looking statements written in materials delivered to shareholders, in press releases or in oral statements to security analysts, investors and others. Forward-looking statements provide current expectations of future events on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as 'anticipates', 'believes', 'expects', 'estimates', 'intends', 'plans', 'projects', and 'may' or similar expressions, may identify such forward-looking statements. The risk factors listed in this section, as well as any cautionary language in this Prospectus, identify certain important factors that could cause actual results to differ materially from those in the forward-looking statements and from historical trends. Such forward-looking statements may relate to various matters, including, without limitation, the business, revenue, expenses, profitability, acquisitions, dispositions, products, services, intellectual property, expenses, labor matters, effective tax rate and operating and capital requirements of VNU.

### Risks associated with an investment in Preferred Shares

Investors who invest in Preferred Shares should realize that an investment in Preferred Shares differs from an investment in Common Shares, in both a legal and economic sense. An important difference with Common Shares is that the market value of Preferred Shares is less dependent on the economic developments of VNU, except in the case that VNU would find itself in such an economic situation, that the Company would not be able to pay dividend. No guarantee can be given that at any time dividends can be paid on the Preferred Shares. If and to the extent that the annual net profit is not sufficient to pay in full the Dividend due on the Preferred Shares offered hereby, the deficit shall be paid to the debit of the remaining free distributable reserves of the Company (excluding the share premium reserve of the Preferred Shares) and any profit in subsequent years, if any. The size of the free distributable reserves amounted ultimo 1999 to approximately EUR 1.76 billion. The total payable annual preferred dividend excluding this Offering amounts to approximately EUR 95,500. These aforementioned characteristics lead to an investment in Preferred Shares being more comparable to an investment in fixed income securities, except that the investor receives dividend instead of interest.

A shareholder should realize that he provides the Company with equity capital, which in case of a possible liquidation of VNU means that his claim will be subordinated to the providers of debt.

The Preferred Shares are not and will not be listed and can therefore not be traded on a stock exchange. This results in a limited transferability. No market price will be available and no regular trading will take place. Investors should regard the Preferred Shares as a long-term investment.

The Preferred Shares are registered shares. The names of the holders of such shares will be entered in the shareholders' register of the Company. A transfer of Preferred Shares must be approved by the Executive Board and is effected by a deed of delivery and a subsequent written acknowledgement thereof by the Company or service of the deed of delivery to the Company. The Company will then enter the transfer of the Preferred Share(s) in the shareholders' register.

As well as specific risks, there is also a market risk attached to the Preferred Shares. As the economic characteristics of Preferred shares can well be compared with those of fixed income securities, an interest rate increase will normally lead to a decrease of the value of the Preferred Shares.

# DESCRIPTION OF THE PREFERRED SHARES OFFERED HEREUNDER

*The following description of the Preferred Shares does not purport to be complete. For a complete description potential investors in the Preferred Shares are advised to read this description in conjunction with the Articles of Association of VNU.*

| | |
|---|---|
| Nominal value | EUR 0.20 per Preferred Share. |
| Issue Price | Between EUR 8.25 and EUR 12.65 per Preferred Share. The Issue Price will be determined based on an offering of Preferred Shares of between 2.5% and 5.0% of the outstanding share capital of VNU taking into account the Preferred Shares offered hereby and an offering size of a maximum of EUR 100.0 million. |
| Form | The Preferred Shares are registered shares. No certificates will be issued for the Preferred Shares. The Preferred Shares are divided in series of a maximum of 2,500,000 shares each. The names of the holders of such Preferred Shares will be entered in the shareholders' register of the Company. |
| Listing | The Preferred Shares will not be listed on the stock exchange of the AEX or on any other official stock exchange. |
| Dividend Percentage | The Dividend Percentage for the period from the Settlement Date up to the seventh anniversary date of the Settlement Date, expected to be June 13, 2007 will be 100 basispoints above the Benchmark Yield. Dividend is based on 30/360 (30 days per month, 360 days per year). |
| Dividend 2000 | Dividend over the financial year 2000 will be calculated from the Settlement Date up to and including December 31, 2000. Assuming the Settlement Date will be June 13, 2000, dividend to be paid over the financial year 2000 will be 198/360 of the Dividend of a full financial year. |
| Benchmark Yield | The arithmetical average of the effective yield on Dutch State Loans with a remaining maturity of six to seven and seven to eight years, as assessed by the Central Bureau of Statistics and as published in the Official Price List, during the last 5 Business Days prior to the Settlement Date or Dividend Reset Date. |
| Dividend Reset | On the seventh anniversary date of the Settlement Date, for the first time expected to be on June 13, 2007 and after every consecutive 7-year period, the Dividend Percentage will be adjusted (the Dividend Reset Date). This adjustment will be determined after consultation by the Company of the holders of Preferred Shares and will be based on the arithmetical average of the effective yield on Dutch State Loans with a remaining maturity of six to seven and seven to eight years as calculated by the Central Bureau of Statistics and published in the Official Price List, during the last 5 Business Days prior to the Dividend Reset Date, increased with a premium ('Premium') of a minimum of 70 basis points and a maximum of 130 basis points (the 'Bandwith').<br><br>In the event that no agreement can be reached with the holders of the Preferred Shares on the Premium within the Bandwith, the Executive Board will, in accordance with the Articles of Association and statutory provisions of law, propose a cancellation of the Preferred Shares to the general meeting of shareholders unless VNU intends to redeem the Preferred Shares; the holders of Preferred Shares do not have a right |

vis-a-vis VNU to enforce cancellation or redemption.

In the event that holders of Preferred Shares demand a Premium higher than the above Bandwith, an independent arbiter will determine the Premium for the period until the next Dividend Reset Date.

| | |
|---|---|
| Payment of Dividend(s) | Dividend will be paid annually, not later than 4 weeks after the approval of the annual accounts. Dividend on Preferred Shares will be paid in cash. Dividend is calculated as a percentage ('Dividend Percentage') of the paid-in capital, which is equal to the Issue Price and will be rounded off upwards to whole EUR cents. If and to the extent that the annual net profit is not sufficient to pay in full the Dividend due on the Preferred Shares, the deficit shall be paid to the debit of the remaining free distributable reserves of the Company (excluding the share premium reserve of the Preferred Shares). |
| Cumulation | In the event that the annual net profit and the free distributable reserves (excluding the share premium reserve of the Preferred Shares) are not sufficient to pay the Dividend, the remaining Dividend due shall be paid from the profits earned in subsequent years, if any. |
| Preference | The Preferred Shares have preference to the Common Shares for any payment of Dividend and in case of a liquidation surplus, but are subordinated to any outstanding Priority Shares, 7% Preferred Shares or the Preferred Class A Shares. See 'Description of Share Capital and Corporate Structure'. |
| Redemption | The Preferred Shares can be redeemed and/or cancelled, in accordance with all applicable laws and regulations and the Articles of Association, by repayment of the paid-in capital, which is equal to the Issue Price, minus repayments of paid-in capital if any, increased with Dividend due up to the redemption date and increased with any unpaid dividend related to the cumulation rights of Preferred Shares.<br><br>In the event that Preferred Shares will be redeemed and/or cancelled prior to any Dividend Reset Date, the repayment due by VNU will be increased with an amount (positive) equal to the present value of:<br><br>– The sum of Dividends from the redemption or cancellation date up to the Dividend Reset Date, minus<br>– The return after Dutch corporate income tax (currently 35%) on Dutch State Loans with a maturity equal to the remaining period from the redemption or cancellation date up to the following Dividend Reset Date, calculated over the paid-in capital.<br><br>The discount rate will be equal to the yield on Dutch State Loans with a maturity equal to the remaining period from the Redemption date up to the following Dividend Reset Date.<br><br>See 'Taxation' for a summary of the tax consequences that will generally apply in case of a redemption of Preferred Shares. |
| Voting Rights | Each Preferred Share with a nominal value of EUR 0.20 entitles the holder to have one (1) vote according to the Articles of Association. With respect to these voting rights, the holders of Preferred Shares however shall undertake by agreement with the |

Company to only exercise a part of their voting rights that equals the total number of Preferred Shares held multiplied by the Issue Price, divided by an equal number of Common Shares multiplied by the share price of the Common shares at the Settlement Date, as published in the Official Price List.

| | |
|---|---|
| Pre-emptive rights | Holders of Preferred Shares are not entitled to any pre-emptive right in any issue of shares. |
| Transfer of Preferred Shares | The Preferred Shares can be transferred after written approval of the Company, which will not be reasonably withheld. The holder of Preferred Shares will notify the Company in writing of its intention to transfer the Preferred Shares. When the Company does not respond in writing within two weeks after receiving such a request, stating possible reasons of not granting permission to transfer the Preferred Shares permission for transfer is granted. The holder of Preferred Shares will not transfer the Preferred Shares to a third party, before the written acknowledgement of that third party to the Company of the above clause with respect to the voting rights of the Preferred Shares has been received by the Company. A transfer of Preferred Shares is effected by a deed of delivery and a subsequent written acknowledgement hereof by the Company or service of the deed of delivery to the Company. |

# THE BUSINESS

VNU is an international publishing and information company providing consumer and professional information. With revenues of more than € 2.8 billion in 1999 the Company is one of the leading publishing and information companies in Europe. Its operations span the publishing and distribution of consumer magazines, telephone directories and information services, educational publications, trade and professional magazines, marketing information services and entertainment. VNU has business activities in most West European countries, the United States, Canada, South Africa and India. At year-end 1999 the Company employed approximately 16,000 people (pro forma after the acquisition of Nielsen Media Research and the divestiture of VNU Newspapers).

Strategy specifically, VNU intends to pursue the following strategic objectives:

- as a first priority, to expand professional information activities, including marketing information services on a worldwide basis and expand business and trade publications, including trade shows, in selected segments in the United States and Europe;
- to expand telephone directories activities, primarily in Europe, both through selective acquisitions and the introduction of related products and services; and
- to strengthen consumer information activities, particularly in consumer magazines in Europe.

In pursuing these strategic objectives, VNU intends to:

*Focus on high growth and high margin businesses:* The Company will concentrate on establishing and expanding business activities that offer high revenue growth and/or high operating margins. With its acquisition of Nielsen Media Research ('NMR'), for example, VNU recently has expanded its portfolio of marketing information services businesses. As marketing activities shift from mass to targeted marketing, management believes there will be a growing demand for marketing information services. VNU believes that the data provided by marketing information services has become information that clients believe they cannot do without in order to effectively run their own businesses. This type of data is often described as 'must have' information and results in high margins. The acquisition of World Directories in 1998 also supports this strategic goal, as the telephone directories business adds both a stable stream of revenue and excellent operating margins. The divestiture of the newspapers business, characterized by relatively lower growth and margins, is also illustrative of the Company's emphasis on high growth and high margin businesses.

*Achieve a broader geographic mix of business activities:* VNU will strive to build significant positions for its products in major markets around the world. Over the past few years, VNU has further expanded outside of The Netherlands and entered new geographic markets. Most notably, VNU has made significant acquisitions in the United States and Western Europe, including its acquisitions of NMR and World Directories, as well as number of smaller 'add-on' acquisitions that further this objective. After giving effect to the acquisition of NMR and the divestiture of its newspapers business, 70% of pro forma consolidated net revenues and 69% of pro forma total operating income for 1999 would have come from outside of The Netherlands, and in particular 43% of VNU's net revenues would have come from the United States.

*Reduce dependency on cyclical sources of revenues:* VNU's focus on reducing dependency on cyclical revenue manifests itself in its acquisition policy. The Company seeks to improve recurring cash flows by acquiring businesses with a low proportion of cyclical revenues. Rather than expanding in cyclical recruitment advertising, the Company is in pursuit of more predictable and more recession-resistant revenue streams. Management believes that the 'must have' advertising provided by World Directories and 'must have' data provided by NMR lead to more recession resistant revenues. The Company also believes that the divestiture of the newspapers business has substantially reduced VNU's exposure to (i) cyclical recruitment advertising and (ii) potentially volatile paper costs. The divestiture of the newspapers business has also avoided the incurrence of capital expenditures relating to replacement of printing presses in future years. After giving effect to the acquisition of NMR and the divestiture of its newspapers business, VNU has reduced its dependency on advertising-based revenue sources from 47% of 1998 revenues to approximately

38% of pro forma consolidated net revenues in 1999, and a significant part of the remaining advertising revenues constitute 'must have', and thus less cyclical, advertising.

*Exploit new media opportunities:* The Company will exploit new platforms to deliver its products and services, such as the Internet and CD-ROM. Although print products will remain an important source of information for consumers and professionals, VNU believes that many of its products and services may be capable of expansion to new formats of content distribution. At present, the most significant of these is the Internet. Business information products that are frequently updated and render themselves naturally adaptable to searchable formats represent promising candidates for migration to the Internet. In the marketing information services area, new opportunities are developing for data collection, such as online surveys and collection of data from Internet users via the Internet itself. Most of VNU's existing Internet activities are decentralized, being administered at the operating unit level. However, to capitalize on the growing strategic importance of the Internet, the Company established VNU Internet Publishing in 1999. The stated rationale for VNU Internet Publishing includes two elements: (i) to provide technical infrastructure and support for the existing Internet activities of the various businesses; and (ii) to pursue Internet projects that cross the boundaries of the Company's business activities and in business areas where VNU does not currently operate. For the year 2000 management expects that operational costs for the Internet will approximately amount to € 75 million. In 1999 operational costs amounted to € 28 million.

*Own market leading branded information businesses:* The Company intends to continue to establish and maintain leading market positions in each of its businesses. In Consumer Magazines, for example, the Company has leading titles in a number of categories such as in the women's magazine category in The Netherlands, where, through titles like Libelle and Margriet, VNU has a pre-eminent market position. Other examples include World Directories, where the Company has very strong competitive positions in each country where it operates, and the acquisition of NMR, whereby the Company can leverage the market-leading position. VNU believes that establishing and maintaining market leadership allows for economies of scale, leading to higher margins, and enhances the stability of its revenues. For example, market leadership offers a measure of protection in less favorable economic conditions, when advertisers have historically tended to first rationalize their expenditures on non-leading brands.

*Operate under a conservative capital structure:* VNU intends to achieve its strategic initiatives without sacrificing its conservative capital structure. One important measurement used by management to evaluate the Company's financial strength is the interest coverage ratio, and it is VNU's stated goal to maintain an interest coverage ratio (calculated by dividing total operating income before amortization of goodwill plus interest income by interest expense) in the range of 4.0-6.0 times. As acquisition opportunities present themselves, VNU will analyze them in the context of maintaining its conservative capital structure.

**Business activities**

VNU conducts its business activities through the following divisions:

*Consumer Magazines*

VNU publishes more than 170 consumer magazine titles in eight countries, and is the leader in the Dutch, Belgian, Czech Republic and Hungarian consumer magazine markets. The Company publishes magazines for women, men, special interests, children, and lifestyle as well as puzzle magazines. In The Netherlands, VNU holds by far the largest market share for women's weekly magazines. Furthermore, it publishes various radio and television program guides through a joint venture with AKN, an association of broadcasters. In The Netherlands, VNU also sells and distributes consumer magazines of third parties. In Belgium, VNU is the market leader for women's weekly magazines and is also the leading publisher of weekly radio and television program guides. In the Czech Republic and Hungary, VNU is a leading publisher of women's and special interest magazines. In addition, it is a leading publisher of puzzle magazines in the United Kingdom and has substantial publishing interests and activities in Hungary, Russia and Romania. Furthermore, VNU recently acquired Egyesült Kiadói Holding ('EKH'). EKH is a Hungarian-based publishing company that publishes 12 consumer magazines and employs about 400 people, with 1999 net revenues of approximately € 30 million. In 1999, the total number of all VNU weekly and monthly consumer magazines sold exceeded 375 million copies. This breadth of offerings enables advertisers to reach multiple target audiences within certain countries via one 'media buy'.

Consumer Magazines also includes VNU's entertainment interests. Consumer Magazines employs about 3,100 people as of December 31, 1999.

Consumer Magazines derives its revenues principally from subscriptions, single-copy newsstand sales, advertising and, in The Netherlands, sales and distribution of third-party publications. Approximately 92% of Consumer Magazines' net revenues are derived from titles for which it owns the exclusive publishing rights. Consumer magazines derive advertising revenues from payments received for the placement of advertisements in its publications, including brand advertising, advertorials, classifieds and loose and bound inserts. Of these, brand advertising for products and services is the largest single component of advertisement revenues. Consumer Magazines employs a direct sales force to sell advertising in its publications and to provide marketing and media planning expertise, including consumer research. This sales force is supplemented in certain instances by third parties. VNU also receives revenues from the sale and distribution of third-party publications by its distribution subsidiary, Aldipress, in The Netherlands.

Revenues from co-branded merchandise are generated by sales of products of interest to readers of VNU's magazines (eg. housepaint for VT Wonen or cookbooks for Libelle). In general, these products are marketed and sold by VNU through various magazines or by third parties that pay VNU royalties.

Consumer Magazines also includes VNU's entertainment interests which derive revenues from the sale of television programs (such as documentaries and game shows) to broadcasters and syndicators (via CVI Media Group B.V.), and from distribution of U.S. films to theatres and home video distributors, primarily in Belgium, The Netherlands and Luxembourg (via RCV Entertainment B.V.).

Consumer Magazines has introduced new programs to increase operating efficiency by (i) rationalizing subscription sales processes and involving franchisees in the distribution process, (ii) managing relationships with its top advertisers and (iii) exploring new capabilities; such as the development of partworks (serial installments of magazines) and marketing of products through the Internet.

*Telephone Directories and Information Services*

VNU acquired ITT's telephone directories and information services business ('World Directories') in February 1998. World Directories is the market leader in each of the six countries where it is present, currently producing over 100 business and residential directories in nine languages, printing about 35 million copies per year. VNU believes, based on its own investigation and research, that its telephone directories business has a dominant market position in five of the six countries in which it operates. In five of the six markets (excluding The Netherlands), VNU conducts this business through joint ventures with the main national telecommunications service providers. World Directories also delivers advertiser information to consumers in certain markets via the Internet as well as on CD-ROM and through operator-assisted calls.

Primary products include 'Yellow pages' classified directories, *'White pages'* alphabetical directories with bold listings, business-to-business directories and neighborhood directories. In addition, World Directories offers various new electronic and other directory products, including (i) classified directories on CD-ROM, (ii) classified directories on the Internet, (iii) operator-assisted audio directories, (iv) printed fax directories and (v) printed tourist/visitor directories. World Directories publishes directories with listings, free of charge, of virtually all businesses in the countries in which it operates, representing a total of over 2 million businesses, of which about 650,000 purchase advertisements or extra listings in the directories.

Day-to-day operations of each of World Directories' joint ventures are conducted through the respective businesses' managing directors, who are appointed by the board of directors of that business. Pursuant to its joint venture agreements, World Directories holds minority interests in Puerto Rico, Ireland and South Africa, and a majority interest in Belgium and Portugal. In those companies where World Directories holds a minority interest, it achieves control of key issues (such as approval of operating budgets, capital expenditures and investment decisions) through supermajority provisions that provide World Directories with veto power over these decisions.

World Directories derives the major proportion of its revenues from advertising in its print directories. The high annual renewal rates of 80% to 85% helps reduce World Directories' exposure to cyclical downturns and ensure the sustainability of its high margins. As of December 31, 1999 World Directories employs over 1,200 people in sales, representing about two-thirds of its total number of employees. About 500 of the sales force are in direct sales, about 300 are in telesales and about 400 are in sales support. Commercial yellow pages display space is sold by a direct sales force, which for one to six months every year visits each region for which a directory will be printed. Sales staff are given sales targets and are paid on a salary plus commission basis. They personally contact current and prospective large- and medium-sized business customers. The Company's telesales staff deals with smaller businesses and individual professionals, to whom bold highlighted listings are sold.

World Directories generates databases of all business or residential listings from a variety of sources. The principal sources of information are records maintained and updated by the national or local telephone system operator supplemented with lists from various chambers of commerce or third-party contractors.

In each country, the Company collects and processes data in databases on mainframe computer systems. Computer specialists and other personnel (some of whom are third party contractors) maintain these databases, which are reviewed regularly to correct inaccurate data and to purge dated information.

In order to increase use of its own directories, World Directories is also exploring ways to become a directory service provider to Internet sites. Certain sites offer their users free access to the World Directories database of business listings by adding a button labeled 'Yellow pages'.

*Business Information Europe*

Under Business Information Europe, VNU has two primary lines of business:

- business publishing, which produces business and trade publications and business-to-business Internet sites; and

- marketing information services, through Claritas Europe, which collects, stores and processes consumer data and provides services to businesses to help them identify and reach their target customers.

Business Information Europe publishes approximately 70 business and trade publications in six European countries and actively provides marketing information services in ten European countries as of December 31, 1999. In each of its business lines, Business Information Europe operates on a country-specific basis. Every country organization is divided into specific business clusters, which are in turn focused on particular market segments. Where appropriate, pan-European marketing and sales units overlay the country-based organizations. Business Information Europe employs about 1,600 people as of December 31, 1999.

Revenues generated by Business Information Europe are derived primarily from publishing activities. In 1999, business publishing accounted for approximately 76% of total revenues of Business Information Europe, compared with approximately 24% for Claritas Europe. Sources of publishing revenue consist principally of subscriptions, single-copy sales and advertising. Advertising revenues consist of display and recruitment advertising. Many journals and magazines are distributed by 'controlled circulation' (free of charge) to the target audience. This widespread distribution to the target audience allows business publishing to achieve higher advertising revenues. Claritas Europe's revenues are generated by fees paid for the use of databases and database services, including list rentals and fees from license contracts, fees paid for sponsorship of surveys and training and consulting fees.

*Business Publishing.* The business publishing segment was established in the early 1970s and today publishes about 70 business and trade publications in six European countries. These publications cover a wide range of subject areas, including computing/information, the environment, electronics, finance, management and career development. Business publishing is particularly strong in the field of information technology, where the Company is able to leverage this expertise into internet-based applications. With the widespread growth and rapid changes of information and communication technology, users of related products and services face an

increasingly complex market which heightens the demand for up-to-date, comprehensive information. To take advantage of this trend VNU has launched *vnunet.com*, a pan-European website containing reviews and buyer's guides for computer hardware and software, a news digest of stories of interest to IT users and buyers, a software download area, a search engine and links to other sites. The website currently derives its revenues from banner and sponsorship advertising, email newsletters and e-commerce transactions (e.g. when a user links through *vnunet.com* to *amazon.com*, VNU earns a percentage of any sales generated from that use).

Similarly, VNU is expanding its career development publishing, an area in which it is strong, particularly in The Netherlands, to the Internet. Through the *'jobworld'* sites and *intermediair.nl*, VNU has targeted IT professionals throughout the major countries in Europe, and graduates in The Netherlands, respectively, with content including job listings, advertisements and career advice. Because the information on these sites is often time-sensitive, the ability to provide current information offers clear advantages to Internet publications over print publications, and should be more attractive to potential customers. These websites derive revenues from a variety of sources, including banner advertising and fees for placing job advertisements and resume postings.

*Marketing Information Services.* VNU started its marketing information services business in Europe in 1995. Today, VNU provides its marketing information services under the Claritas Europe brand in ten European countries. The objective of marketing information services is to collect, process and analyze data in order to help clients solve marketing problems. The process of marketing at the household or individual level, as opposed to mass-marketing directed at large consumer populations, is known as precision marketing. Precision marketing services help advertisers determine the relevant characteristics of their potential and existing customers, where they live, where they shop, what they buy and how to reach them. Advertisers then use this information in their loyalty schemes, direct mail and in-store promotions. Claritas Europe integrates and analyses a wide selection of proprietary and third-party marketing data with the help of sophisticated computer software and systems. One of the basic services offered is list rental, whereby the name and address information of a particular consumer is sold to clients. Computer systems are able to sort this information to client specifications, for instance by address, household income levels or other demographic identifiers such as families with children. Beyond list rental, Claritas Europe can apply sophisticated segmentation techniques to geographic and demographic information in a process called geodemographics with the goal of developing predictive indicators of consumer behavior in relation to the areas where those consumers live. These services are used to identify the 'right' consumers or neighborhoods for direct mailing campaigns or to help manufacturers to determine their relative market position in specific retail outlets. In addition, Claritas Europe can apply predictive modeling techniques to analyze a client's database to identify its best customers for acquisition, retention or upselling. Claritas Europe also offers services designed to maintain and improve its clients' databases and to overlay these databases with VNU's proprietary databases for further analysis.

Current strategic initiatives of Business Information Europe relate to pan-European distribution of certain leading titles, such as Network News, as well as the development of pan-European IT and recruitment Internet sites such as *vnunet.com*, the *'jobworld'* sites and other Internet-related investments to ensure that Business Publishing Europe publications take full advantage of the growing dependence on the Internet. Business Information Europe also makes substantial technology investments in the marketing information services product line, to ensure its ability, to deliver data in formats compatible with a variety of software applications employed by its clients, and also to remain current with Internet developments.

*Business Information USA*

Under Business Information USA, VNU has two primary lines of business:

- marketing information services, which provides information for the advertising and media industries through Nielsen Media Research, VNU Marketing Information, SRDS and other companies; and

- business and trade publications, including trade shows.

Business Information USA operates primarily in the United States with limited operations in Canada and the United Kingdom and currently employs about 9,200 people (including about 4,100 employees of Nielsen Media Research).

A landmark in the operation of Business Information USA was the acquisition of Nielsen Media Research, Inc. Pursuant to a merger agreement dated August 15, 1999, VNU agreed to acquire indirectly all of the outstanding shares of NMR. On October 27, 1999, the Company completed the acquisition for a total purchase price of approximately USD 2.7 billion (including assumed net debt). In 1999, NMR had an operating revenue of approximately USD 453 million according to US GAAP. NMR is the leading source of television audience measurement and related services in the United States and Canada. Through its core ratings business, NMR estimates television audience size and demographics and reports this and related information to a diverse customer base on a subscription basis. Customers include advertisers, advertising agencies, broadcast networks, cable networks, programme syndicators, cable operators, sports organizations, television stations and station representatives. NMR's ratings serve as the 'currency' for national and local television advertising. VNU intends to integrate NMR within the Business Information USA division. In December 1999, NMR increased its interest in NetRatings to 54% for an amount of USD 246 million. NetRatings is active in Internet audience measurement services.

As a consequence of the acquisition, on March 13, 2000 VNU's Business Information USA has agreed to sell its subsidiary Competitive Media Reporting, Inc. ('CMR') to Taylor Nelson Sofres, plc for USD 88 million in cash. The transaction is subject to approval by the U.S. Federal Trade Commission. CMR monitors advertising expenditure for advertisers, advertising agencies, radio and television stations and publishing companies. VNU will remain active in this market through Monitor-Plus, a NMR subsidiary.

Over the past few years, the revenues generated by Business Information USA have been split almost equally between marketing information services and business publishing. However, after giving effect to the Acquisition management expects that substantially more than half the revenues of Business Information USA will in the future be generated from marketing information services. Sources of marketing information services revenues are derived from fees paid for the use of databases, software license contracts and training and consulting fees. Because businesses generally tend to require marketing information and some contracts are long-term, these revenues tend to be stable even in less favorable economic conditions. Sources of business and trade publishing revenue consist principally of subscription fees, single copy sales and advertising.

Certain magazines such as *The Hollywood Reporter* rely on revenues from direct sales and annual subscriptions from industry participants, whereas other magazines such as *Foodservice Director* generate virtually all of their revenues from advertising in their publications, which are distributed by 'controlled circulation' and targeted at niche markets. Advertising revenues consist of display and classified advertisements and tend to be both seasonal and cyclical, depending on the state of the industry served. In 1999, trade shows accounted for approximately 6% of Business Information USA's revenues. VNU receives virtually all of its trade show revenues from its organization of the trade show and the resulting sale of exhibitor space fees, although it is seeking to increase its revenues from other sources, such as attendee and advertising fees. Typically, a majority of exhibitors at each trade show commit to booth space for the next year's show.

*Marketing Information Services.* VNU Marketing Information USA sells a full range of marketing solutions, including precision marketing advice and analysis in the fields of precision marketing, consumer behavior, entertainment information and media information to major U.S. firms engaged in publishing, electronic media, advertising healthcare, telecommunications, utilities, banking, financial services and automotive manufacturing. It maintains extensive data sets including demographic profiles and trends, lifestyle segmentation, business location and profiles, consumer expenditures, traffic counts, crime vulnerability, shopping center profiles and healthcare supply and demand, and has developed proprietary software systems that allow it to offer information to a broad spectrum of clients. VNU Marketing Information USA is one of the leaders in the field, with a history of developing new products and services such as its PRIZM segmentation system, Compass desktop system and Claritas Connect, which offers over 100 reports from its comprehensive databases for real-time marketing decision support and geographic analysis to small businesses and entrepreneurs.

With the acquisition of NMR, VNU can now offer comprehensive television and Internet audience measurement in conjunction with the newspaper measurement and qualitative audience measurement of Scarborough Research.

In addition to the above industries, marketing information services, through Claritas, whose segmentation system is the basis for Spectra and precision marketing tools in entertainment, serves the financial service, telecommunications and utility industries. Claritas provides a full range of products which include segmentation systems, data warehousing, databases such as Market Audit (banking) and Convergence Audit (insurance), precision marketing tools and modeling applications. Claritas provides site planning systems and analytical tools to the retail, commercial real estate and restaurant industries as well as service bureau demographic data and census updates to all industries.

*Business and Trade Publications; Trade* Shows. As of December 31, 1999 VNU Business Information USA has a portfolio of 73 trade magazines and 33 annual directories, serving the entertainment, media, arts and design, food, beverage, retail, training, hospitality and sports/automotive sectors. The Company has developed successful Internet sites for some of its leading titles, such as *billboard.com, hollywoodreporter.com* and *adweek.com* which have received over 140 million page views in 1999, and have over 16,500 current subscribers, who have access to 'premium' information. As well as offering additional advertising revenue opportunities, these websites support the brand status of the titles.

VNU also produces 32 trade shows in the United States. Trade shows and conferences allow sellers to conduct a large volume of face-to-face sales presentations to qualified buyers in a short period of time. Attendees include manufacturers and developers, sales and distribution personnel and large volume end-users. Industry leaders use these events to promote the launch of important products in order to reach decision-makers in their respective industries. The Company, as a trade show producer, generates revenue from exhibit space sales, advertising and attendance fees. These shows offer significant synergies with the business and trade publications, offered by the Company, as many titles have an associated trade show, which in turn supports the brand status of the title.

*Marketing Information Services and Business Publishing.* Through its marketing information services and business publishing, Business Information USA offers products and services in many industries, but with particular emphasis on the following: (i) entertainment, (ii) media, (iii) retail/consumer packaged goods and (iv) healthcare. The Company is able to provide a given customer with one-stop shopping for advertising placement and marketing information services across various platforms within a particular business sector. As a result, VNU can command a higher portion of that customer's advertising expenditure.

The most significant current strategic initiative for Business Information USA is the integration of NMR. The Company is also active in integrating a number of smaller 'add-on' acquisitions in the business and trade publications area. Business Information USA intends to continue to leverage and, where appropriate, increase by acquisition its breadth of products and services across the business and trade publishing and marketing information services product lines to be a complete service provider to the industries it serves. Business Information USA will seek opportunities to further develop online applications, including e-commerce technologies in the areas of virtual trade shows, media buy execution systems, consumer packaged goods couponning, food service training and more traditional areas, such as classified advertisements.

*Educational Publishing*

Educational Publishing operations produce textbooks, workbooks and multimedia applications for courses in languages, science and social science for primary, secondary and vocational students in The Netherlands and Belgium. In many cases, several such products are bundled together as a 'learning system'. Educational Publishing operations are conducted through two subsidiaries: Malmberg in The Netherlands and Van In in Belgium. Malmberg is the market leader in the field of educational publishing for primary education in The Netherlands. Malmberg also provides its products to secondary and vocational educational programs and publishes several educational magazines for pre-school children and for primary and secondary students. Van In publishes learning systems used in primary and secondary education in Belgium. Educational Publishing employs about 250 people as of December 31, 1999.

*Other Businesses*

VNU has joint ventures with a subsidiary of Scoot.com plc of the United Kingdom in each of The Netherlands and Belgium. VNU intends to sell its interest to Scoot. com. VNU retains an approximate 11% interest in Roto Smeets De Boer N.V., a Netherlands-based commercial printing

company, representing the remainder of the shares issued to VNU by Roto Smeets De Boer as consideration for certain printing assets transferred in 1993.

**Board of Supervisory Directors and Executive Board**

The current members of VNU's Board of Supervisory Directors are:

P.A.W. Roef, Chairman
Supervisory director of Gamma Holding nv, Hagemeyer nv, Koninklijke Numico nv, Robeco nv and Parcom.

J.L. Brentjens
Supervisory ditector of Heijmans nv (Chairman), Arboned nv (Chairman), Roto Smeets De Boer nv (Vice-Chairman), P. Bakker Hillegom bv; member Advisory Council of ABN Amro Bank nv, member Van Leer Group Foundation and member board of Foundation Katholieke Universiteit Nijmegen.

P.J. van Dun
Member Foundation Ahold Continuiteit, Supervisory director of Macintosh nv and member Advisory Council Foundation PION.

P.A.F.W. Elverding
Member executive board of DSM nv (Chairman); member board of delegate supervisory directors of nv Nederlandse Gasunie (Chairman), supervisory director of nv Nederlandse Gasunie and de Nederlandse Bank nv; member executive board of VNO NCW, member executive board of the International Chamber of Commerce (ICC) The Netherlands, member board of Foundation Management Studies (Chairman) and Supervisory director of Universiteit Maastricht.

A.G. Jacobs
Supervisory director of Vedior nv (Chairman), NPM Capital nv (Chairman), Joh. Enschedé (Chairman), Amsterdam Exchanges nv, Buhrmann nv, IHC Caland nv, ING Groep nv, Koninklijke Nederlandse Petroleum Maatschappij nv and Nederlandse Spoorwegen nv.

F.L.V. Meysman
Chairman of the Executive Board of Sara Lee/DE nv and Director and Executive Vice-President of Sara Lee Corporation; member of the board of the American Chamber of Commerce in The Netherlands and of GIMV nv (Belgium).

M.W.M. Vos-van Gortel
Member Council of State; Supervisory director of NCM Holding nv, member Advisory Council of Nederlands Kanker Instituut/Stichting Antoni van Leeuwenhoek Ziekenhuis and of Vereniging van Effectenbezitters, VEB; Chairman Supervisory Board of Kansspelen and of Nationaal Natuurhistorisch Museum 'Naturalis'.

The current members of the Executive Board are:

R.F. van den Bergh, Chairman
T.G.G. Bouwman
F.J.G.M. Cremers
G.S. Hobbs

Other members of the Company's management authorized to bind the Company are F.L. Dombrée, who has served as VNU's Staff Director Controlling since September 1, 1997 and M.M.I. Cohen de Lara (with limited authority) who has served as Secretary of the Company since March 1, 1997.

The address of the Board of Supervisory Directors and the Executive Board is the address of the Company.

**Remuneration Board of Supervisory Directors and Executive Board**

In 1999, aggregate remuneration of salaries, social premiums and pension costs for members as well as one former member of the Executive Board amounted to EUR 3.8 million. Total remuneration for six members of the Board of Supervisory Directors amounted to EUR 132,731. No remuneration to former members of the Board of Supervisory Directors was paid in 1999.

**Options and Common Shares held by Board of Supervisory Directors and Executive Board**
At June 2, 2000 the members of the Executive Board and Board of Supervisory Directors held 519,100 options to acquire Common Shares consisting of 140,100 options from the 1998 series, 139,000 options from the 1999 series as well as 240,000 from the 2000 series. The most important conditions do not differ from those which are applicable to other members of senior management. The Executive Board is guided by its fiduciary responsibilities. The exercise prices in 1998 and 1999 amount to EUR 30.77 and an average of EUR 39.18 respectively. The exercise prices for the series of options granted in 2000 amounted to EUR 64.70 and EUR 59.80.

*Option Schemes*
The Company maintains certain arrangements relating to options to acquire Common Shares (collectively, the 'Plans' or 'Option Schemes') for the benefit of members of the Executive Board, senior management and eligible employees.

The following table sets out certain information regarding options granted under the stock option plans up to December 31, 1999:

| Issued in | Expiration | Number of options granted | Exercise price | Exercised before 1/1/1999 | Exercised in 1999 | Expired before 1/1/1999 | Expired in 1999 | Out-standing at 31/12/1999 |
|---|---|---|---|---|---|---|---|---|
| 1994 | 15/11/99 | 532,000 | EUR 8.03 | 483,500 | 48,500 | – | – | – |
| 1996 | 15/11/01 | 1,414,000 | EUR 14.34 | 440,750 | 428,250 | 15,000 | – | 530,000 |
| 1998 | 23/03/03 | 866,450 | EUR 30.77 | – | – | 5,850 | 33,600 | 827,000 |
| 1999(SOP 20%) | 29/03/04 | 710,500 | EUR 34.75 | – | – | – | 11,000 | 699,500 |
| 1999(SOP 4%) | 29/03/04 | 144,000 | EUR 43.78 | – | – | – | – | 144,000 |
| 1999 (POP) | 09/09/04 | 72,504 | EUR 36.00 | – | – | – | 371 | 72,133 |
| Total | | | | | 476,750 | 20,850 | 44,971 | 2,272,633 |

SOP = Stock Option Plan
POP = Personnel Option Plan

As per June 2, 2000, a number of 837,050 options granted on April 11, 2000 were outstanding to eligible foreign members of senior management. At June 2, 2000, a number of 519,800 options were offered to eligible members of senior management of VNU in The Netherlands. The exercise prices for the series of options granted amounted to EUR 64.70 and EUR 59.80. As per June 2, 2000, a total number of 295,571 options were exercised in the year 2000. As a result, the number of all offered and outstanding options under the employee stock option plan of VNU amounts to 3,333,912.

Due to the new tax rules which became effective for Dutch participants in 1999, the optionholders can elect to exercise their options at EUR 34.75 and pay a 20% tax, or at EUR 43.78 and pay a tax of 4%.

The Company has also previously maintained certain arrangements whereby eligible participants were able to acquire Common Shares. As of June 2, 2000 the Company had acquired a total of 40,239 Common Shares in order to meet its current obligations under these arrangements. No further entitlements under these arrangements have been or will be granted since the introduction of the Personnel Option Plan.

**Employees**
Including Nielsen Media Research and NetRatings, the average weighted number of full-time employees was 14,591 in 1999 and 12,059 in 1998.

**Main acquisitions**
The following table sets forth the main acquisitions of VNU during the previous three financial years and the current financial year.

1997 National Decision Systems (USA)
The National Research Group (USA)

1998 World Directories
Soundscan (60%) (USA)
Shore-Varrone (USA)

1999 Nielsen Media Research (USA)
NetRatings (54%) (USA)
Macfadden Publishing (USA)
J. Whitaker & Sons (United Kingdom)

2000 Egyesült Kiadói Holding (Hungary)

**Liquidity and Capital Resources**
For information on the financing of acquisitions and investments of the last three fiscal years see 'Consolidated Statements of Cash Flow for the 1999, 1998 and 1997 financial years. There are currently no major future investments in property, plant and equipment anticipated, nor are there any such major investments for which the Company has made financial commitments or guarantees.

**Capitalization**
The following table sets forth the unaudited consolidated capitalization of VNU at December 31, 1999.

| *Capitalization* (Amounts in EUR millions) | *December 31, 1999* | *December 31, 1999 (pro forma) (*)* |
|---|---|---|
| Current liabilities | 2,987 | 2,204 |
| Non-current liabilities | | |
| *Debenture loans and private placements* | 1,358 | 1,358 |
| *Other long-term liabilities* | 319 | 319 |
| Provisions for liabilities and charges | 149 | 149 |
| Subordinated loans | 832 | 832 |
| Minority interests | 163 | 163 |
| Shareholders' equity | | |
| *Capital stock* | 45 | 46 |
| *Additional paid-in capital* | 1,084 | 1,343 |
| *Retained earnings* | 705 | 1,334 |
| Total | 1,834 | 2,723 |
| Total capitalization | 7,642 | 7,748 |

(*) The pro forma column shows the figures as at December 31, 1999 after recognition of the divestiture of VNU Newspapers in March 2000, and the share issuance of 4.5 million Common Shares in February 2000.

The Company issued an Eurobond for an amount of EUR 500 million. The settlement date for this Eurobond issue was May 30, 2000. The net proceeds amounted approximately to EUR 496.8 million. (See 'Recent Developments')

Except as disclosed in this Prospectus, there has been no material change on the Company's capitalization since December 31, 1999.

**Per share data**

| (in Euro) | Net earnings per Common Share[1] | Dividends per Common Share |
|---|---|---|
| 1997 | 1.00 | 0.32 |
| 1998 | 1.32 | 0.43 |
| 1999 | 1.26 | 0.48 |

[1] Calculated on the basis of weighted average outstanding number of Common Shares.

# RECENT DEVELOPMENTS AND OUTLOOK

**Recent Developments**

In February 2000, 4.5 million Common Shares were sold to institutional investors at EUR 58.50 per share. The net proceeds of EUR 260 million have been and will be used for investments in new and existing Internet activities, for core activities and general corporate purposes.

As a consequence of the acquisition of NMR in 1999, on March 13, 2000 the Company has agreed to sell its subsidiary Competitive Media Reporting, Inc. ('CMR') to Taylor Nelson Sofres, plc for USD 88 million in cash. The transaction is subject to approval by the U.S. Federal Trade Commission. CMR monitors advertising expenditure for advisers, advertising agencies, radio and television stations and publishing companies. VNU will remain active in this market through Monitor-Plus, a NMR subsidiary.

Effective March 14, 2000, the Company has sold all of the shares of the holding company for its newspapers BN/De Stem, Brabants Dagblad, Eindhovens Dagblad, Dagblad De Limburger and De Gelderlander as well as VNU's door-to-door weekly newspapers and certain other assets to Wegener Arcade N.V. for a purchase price of approximately EUR 817 million. As a result, an extraordinary gain of approximately EUR 600 million was realized and VNU's shareholders' equity and guarantee capital have been further increased.

On March 23, 2000, VNU through its subsidiary VNU Budapest has acquired the entire interest in Egyesült Kiadoi Holding kft. a Budapest based publishing company following the regulatory approval. With this acquisition VNU has become the largest consumer magazine publishing company in Hungary. In connection with this acquisition VNU Budapest under guarantee by VNU has signed a HUF 11,700,000,000 seven years term loan agreement with Rabobank Hungaria Rt., ING Bank Rt. and ABN AMRO (Magyar) Bank Rt. to partly finance the acquisition.

On April 21, 2000, VNU has acquired all of the shares of Startpagina B.V., a Netherlands based company, operating a Dutch language based directory for internet users named startpagina.nl.

On May 12, 2000, VNU has increased its interest in ORG-MARG in Bombay, India, from 35% to 85.25%. ORG-MARG is the leading company in India in the area of market research and marketing information services.

On May 26, 2000, VNU has issued a seven-year debenture loan (Eurobond) of EUR 500 million. The net proceeds amounting to approximately EUR 496.8 million have been used for the repayment of outstanding amounts under the USD 3,000 million one-year revolving bridge facility concluded in connection with the acquisition of NMR.

On May 26, 2000 VNU announced that is has signed a preliminary agreement with Randstad Holding nv, a staffing firm active in Europe and North America, to jointly develop a European recruitment Internet portal. The 50/50% joint venture will operate a full service career centre under the name newmonday.com, aiming at the graduate career market in Europe. The proposed agreement will be submitted interalia to the relevant competition authorities.

**Outlook**

Barring unforeseen events, VNU expects operating income to further increase in 2000.

Earnings per share before amortization of goodwill and extraordinary items will approximate 1999's level. This is due primarily to a substantial increase in start-up costs relating to the Internet and the financing arrangements resulting from the strategically important acquisitions of Nielsen Media Research and NetRatings. VNU expects these acquisitions to strengthen profit growth during the coming years.

# DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE

The Company was incorporated according to Dutch law by deed of October 22, 1960, executed before H.G. Frank, civil law notary at Vught, The Netherlands. It is registered at the Haarlem Chamber of Commerce and Industries under Trade Registry No. 34 036 267. The Articles of Association, which are incorporated by reference herein, were last amended by deed of May 4, 2000, executed before M. van Olffen, Civil Law Notary at Amsterdam, The Netherlands. The certificate of no objection of the Minister of Justice to that amendment was issued on April 20, 2000, number NV 76624. For the object of the Company is referred to article 1 of the Articles of Association.

The address of the Company's registered and principal office is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Set out below is a summary of certain provisions of the Articles of Association of the Company and of Dutch law. Such summary does not purport to be complete and is qualified in its entirety by reference to such Articles of Association and such law.

### General

The authorized share capital of the Company equals € 142,408,000 and is divided into 300 million Common Shares (nominal value € 0.20 per share), 500 priority shares (nominal value € 8.00 per share) (the 'Priority Shares'), 150,000 7% preferred shares (nominal value € 8.00 per share) (the '7% Preferred Shares'), 50,000,000 preferred Class B shares (nominal value € 0.20) (the 'Preferred Shares') divided into series of 2,500,000 shares each and 8,900,500 preferred Class A shares (nominal value € 8.00 per share) (the 'Preferred Class A Shares').

The Priority Shares, the Preferred Class A Shares and the Preferred Shares are registered shares. The Common Shares are primarily held, and can only be issued, in bearer form and in addition may be held in the form of Common Shares registered in the Comany's share register in the Netherlands.

The issued and outstanding Common Shares are listed on the Amsterdam, Brussels and Luxembourg Stock Exchanges. The 7% Preferred Shares are listed on the stock exchange of AEX.

### Issued share capital

As per May 30, 2000, the issued share capital of VNU amounts to € 46,205,947.80, divided into 500 Priority Shares of € 8.00 each, 225,009,739 Common Shares of € 0.20 each and 150,000 7% Preferred Shares of € 8.00 each. All issued shares are fully paid.

The following table sets out the outstanding share capital of the past three financial years.

| Years ended December 31, | Priority Shares | 7% Preferred Shares | Common Shares |
|---|---|---|---|
| 1997 | 500 | 150,000 | 189,503,850 |
| 1998 | 500 | 150,000 | 189,833,600 |
| 1999 | 500 | 150,000 | 219,664,888 |
| *Common Shares issued in the financial year 2000* | | | |
| – Common Shares issued in February 2000 | – | – | 4,500,000 |
| – Common Shares issued in connection with option rights | – | – | 295,571 |
| – Common Shares issued in connection with conversion of Convertible Bonds | – | – | 5,768 |
| – Common Shares issued in connection with the 1999 stock dividend | – | – | 543,512 |
| May 30, 2000 | 500 | 150,000 | 225,009,739 |

In relation to the Option Schemes of VNU, a maximum of 3,333,912 new Common Shares, (see 'Business' – 'Option Schemes'), may be issued on full exercise of all offered and outstanding options. In relation to the NLG 750 million 2.75 per cent. subordinated convertible bonds 1998 due 2005 ('2.75% Convertible Bonds'), a maximum of 8,230,001 may be issued if the 2.75% Convertible Bonds are converted in full at their initial conversion price. In relation to the € 265 million 1.75 per cent. subordinated convertible bonds 1999 due 2004 ('1.75% Convertible Bonds'), a maximum of 6,327,603 Common Shares may be issued if the 1.75% Convertible Bonds are converted in full at their initial conversion price.

Hence, the maximum number of Common Shares outstanding in the event of full exercise of the offered and outstanding options and conversion of the 1.75% Convertible Bonds and 2.75% Convertible Bonds as described above is 242,895,487 Common offered and outstanding Shares.

**Corporate Structure**
The Company is a public company with limited liability to which the rules for large companies ('structuurvennootschappen') as set out in Sections 152 through 164 of Book 2 of the Dutch Civil Code (the 'Large Company Rules') apply. Under the Large Company Rules, companies must adopt a two-tier system of corporate governance, comprising a management or executive board ('Raad van Bestuur') and a board of supervisory directors ('Raad van Commissarissen'). Under these rules, the following powers, among others, are vested in the board of supervisory directors:

- appointment of the members of the board of supervisory directors;
- appointment and dismissal of the members of the executive board;
- adoption of the annual accounts; and
- approval of certain resolutions of the executive board.

**Executive Board**
The Executive Board is responsible for the management of the Company and, as such, is generally responsible for the policy-making and the central management of the Company and its subsidiaries, all under the supervision of the supervisory board of the Company (the 'Board of Supervisory Directors'). The number of members of the Executive Board is determined by the Board of Supervisory Directors subject to a minimum of two. Generally, members of the Executive Board cannot be older than 65.

The Executive Board is supported in its management of the Company's businesses by the management of the principal business divisions. Each member of the Executive Board may represent the Company vis-a-vis with third parties. The Board of Supervisory Directors appoints, and can suspend and dismiss, members of the Executive Board. The Board of Supervisory Directors must notify the general meeting of shareholders of any intended appointment. The Executive Board may recommend persons for appointment. The Board of Supervisory Directors appoints one of the members of the Executive Board as Chairman, and may appoint another member as Vice-Chairman. A member of the Executive Board cannot be dismissed by the Board of Supervisory Directors until the general meeting of shareholders has been consulted. A resolution of the Board of Supervisory Directors to dismiss a member of the Executive Board can be taken by a simple majority of the votes cast in a meeting in which a majority of the members of the Board of Supervisory Directors is present or represented. The Board of Supervisory Directors also has the power to suspend a member of the Executive Board for a limited period of no more than three months. The suspension will expire if at the end of the three month period no decision on termination of the suspension or the intended dismissal has been taken.

The Board of Supervisory Directors determines the remuneration and other terms of employment of the members of the Executive Board. Certain resolutions of the Executive Board, such as, without limitation, issuances or acquisitions of the Company's own shares or debt instruments, material acquisitions of other businesses, proposals to amend the Articles of Association or wind up the Company, require the prior approval of the Board of Supervisory Directors.

If a member of the Executive Board is temporarily prevented from acting, the remaining members of the Executive Board are temporarily responsible for the management of the Company. If all members of the Executive Board are prevented from acting, the Board of Supervisory Directors will be temporarily responsible for the management of the Company and will in that event be authorized to appoint one or more persons, either from among its members or otherwise, to assume responsibility for the management of the Company in its place.

**Board of Supervisory Directors**

The duties of the Board of Supervisory Directors are to supervise the policies of the Executive Board as well as the Company's general course of affairs and business. It further assists the Executive Board by providing advice. In performing its duties, the Board of Supervisory Directors is required to act in the interests of the Company and its business. The members of the Board of Supervisory Directors are not authorized to bind the Company.

Resolutions by the Board of Supervisory Directors are validly adopted by a simple majority vote in a meeting at which the majority of the members of the Board of Supervisory Directors are present or represented. The Board of Supervisory Directors must meet upon the request by its chairman or by two or more of its members.

The members of the Board of Supervisory Directors are appointed by the Board of Supervisory Directors itself. The Board of Supervisory Directors appoints a chairman and may appoint one vice-chairman (to act for the chairman in his absence) from among its members. Generally, members of the Board of Supervisory Directors cannot be older than 70. In case of a vacancy, the general meeting of shareholders, the Executive Board and the Central Works Council (as referred to in Section 158, sub-section 13, Book 2 of the Dutch Civil Code) may each make a non-binding recommendation for candidates to fill any vacancy on the Board of Supervisory Directors. The Board of Supervisory Directors informs the general meeting and the Central Works Council of the name of the person whom it wishes to appoint. The general meeting of shareholders and the Central Works Council each have the right to object to a proposed appointment of a member of the Board of Supervisory Directors:

- in the case of failure to observe certain procedural requirements regarding the nominations;
- if it is expected that the nominated person would not be suitable to properly perform the duties of a member of the Board of Supervisory Directors; or
- if the appointment would create an inappropriate composition of the Board of Supervisory Directors.

Such appointment may take place if the objection is declared unfounded by the Enterprise Chamber of the Amsterdam Court of Appeal.

The Enterprise Chamber of the Amsterdam Court of Appeal may dismiss a member of the Board of Supervisory Directors for neglect of his duties, for certain other serious matters or following a significant change in circumstances as a result of which the Court determines that his continued membership is no longer reasonable for the Company. The Board of Supervisory Directors can suspend a member of the Board of Supervisory Directors; the suspension will expire unless the Company requests the Enterprise Chamber of the Amsterdam Court of Appeal to dismiss the member concerned within one month of the date of suspension.

The general meeting of shareholders determines the remuneration of each member of the Board of Supervisory Directors. The number of members of the Board of Supervisory Directors is determined by the meeting of holders of Priority Shares subject to a minimum of five. Members of the Board of Supervisory Directors serve for a term of four years. In accordance with the code of conduct of the Board of Supervisory Directors, a member may be reappointed for up to two additional four-year terms.

**Works Council**

Pursuant to the Dutch Works Council Act, a central works council *('centrale ondernemingsraad')* exists for VNU B.V. and separate works councils exist for several of its group and operating companies, respectively, in The Netherlands. A works council is a representative body of the employees of the relevant company or companies elected by the employees thereof. The executive board of the relevant company must seek the advice of the works council involved before taking certain kinds of decisions, as listed in the Works Council Act. Other decisions, especially regarding employment aspects, may only be taken with the works council's approval. The central works council may recommend a candidate for the Board of Supervisory Directors, and may also object to the appointment of a proposed candidate.

**Dividends**

Dividends are payable by the Company out of annual profits (net earnings) as shown in the annual financial statements of the Company as adopted by the Board of Supervisory Directors and

approved by the general meeting of shareholders, after the establishment of any reserves determined by the Executive Board with the approval of the Board of Supervisory Directors. The Company may not pay dividends if the payment would reduce shareholders' equity such that certain capital accounts and reserves would be reduced to below statutorily required levels. The Executive Board may, with the prior approval of the Board of Supervisory Directors and subject to certain statutory provisions, distribute one or more interim dividends before the accounts for any year have been determined. In addition, upon proposal of the Executive Board, which proposal must be approved by the Board of Supervisory Directors, the general meeting of shareholders may make distributions of capital stock, depositary receipts therefor or equity participations in a company in which the Company participates. Dividends which have not been collected within five years after the first day on which they became payable will revert to the Company.

Dividends will be paid on the Company's capital stock in the following order: *first,* € 0.45 to each outstanding Priority Share; *second,* € 0.64 to each outstanding 7% Preferred Share; *third,* a percentage of the amount paid up or to be paid up as of the date of subscription therefor on each outstanding Preferred Class A Share equal to the average of EURIBOR for cash advances with a life of 12 months weighted for the number of days for which this percentage applied during the fiscal year in respect of which the distribution is made, plus 1%, to each outstanding Preferred Class A Share; *fourth,* a percentage of the amount paid up or to be paid up as of the date of subscription therefor on each outstanding Preferred Share (see 'Description of the Preferred Shares – Dividend Percentage') , and *fifth* to the Common Shares as determined by the general meeting of shareholders. The dividends on the Priority Shares, the 7% Preferred Shares and the Preferred Class A Shares are not cumulative. The dividends on the Preferred Shares are cumulative.

### Voting Rights

Ordinary general meetings of shareholders of the Company will be held at least annually, not later than June of each year, in Haarlem or Amsterdam, The Netherlands. The Company will give notice of such meeting by advertisement in a daily newspaper distributed throughout The Netherlands, Belgium and Luxembourg as well as in the Official Price List of Amsterdam Exchanges N.V. Advertisements may also be placed in additional newspapers. Such notice shall be given not later than the fifteenth day prior to the day of the meeting and shall state the subjects to be considered or that the subjects to be considered may be inspected at the offices of the Company. In order to exercise voting rights, the Executive Board may determine that shareholders must be registered as such in a register designated by the Executive Board, on a certain date (the 'record date'), which record date may not be fixed earlier than seven days prior to the general meeting and not later than three days before the general meeting. Furthermore, the holder of the register must have notified the Company that the applicant has the intention to attend the general meeting, regardless who will be the holder of the relevant shares at the time of the general meeting. If the Executive Board does not exercise this power, the holders of bearer shares in order to exercise voting rights must provide documentary evidence to the Company of their rights no later than the seventh day prior to the general meeting. Holders of shares may attend the meeting in person or by written proxy; however, the Company does not currently solicit proxies from, or nominate proxies for, its shareholders.

Action is taken at general meetings of shareholders by a majority of the votes cast (unless a higher proportion of votes is required by the Articles of Association or Dutch law) and there are generally no quorum requirements applicable to such meetings. Pursuant to the Articles of Association at such meetings, each Common Share and Preferred Share is entitled to one vote and each Priority Share, 7% Preferred Share and Preferred Class A Share is entitled to 40 votes. The holders of Preferred Shares will enter into an agreement with the Company to restrict their voting rights. (see 'Description of the Preferred Shares offered hereunder')

Other general meetings of shareholders may be convened by the Executive Board, the Board of Supervisory Directors or, in certain circumstances, the holders of at least 10% of the total outstanding voting rights.

### Control of the Company

In addition to the voting rights to which the Priority Shares are entitled at the general meeting of shareholders, certain corporate actions require the separate approval of the meeting of holders of Priority Shares. Corporate actions that require such approval of the meeting of holders of Priority Shares include, without limitation, (a) issuance of capital stock or the granting of rights to

subscribe for capital stock, (b) the limitation or elimination of pre-emptive rights, (c) amendment of the Articles of Association, (d) reduction of issued share capital and (e) dissolution and liquidation of the Company. In addition, the meeting of holders of Priority Shares has the right to determine the number of members of the Board of Supervisory Directors. All of the Priority Shares are held by Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V., a not-for-profit foundation established under Dutch law ('Stichting Prior VNU'). The board of Stichting Prior VNU consists of members of the Executive Board and the Board of Supervisory Directors.

Stichting VNU, a not-for-profit foundation established under Dutch law ('Stichting VNU') has been granted the option to purchase that number of Preferred Class A Shares necessary to match the total number of statutory votes on all of the Common Shares, the 7% Preferred Shares, and the Preferred Shares outstanding at the time of purchase up to a maximum of a number of Preferred Class A Shares included in the present authorized share capital of the Company. Such purchase would be at the nominal value of the Preferred Class A Shares, being € 8.00 per share, but Stichting VNU would be required to pay only 25% at the time of issue. Stichting VNU would be required to pay the balance of the purchase price only upon request by the Executive Board, which request shall have been approved by the Board of Supervisory Directors and the meeting of holders of the Priority Shares, all of which are currently held by Stichting Prior VNU. The managing board of Stichting VNU consists of five members, one of whom is appointed by the Board of Supervisory Directors upon consultation with the Executive Board. The option agreement made on March 24, 1998 between Stichting VNU and the Company will be replaced in due course by a new option agreement setting out the terms of the option right described above.

The special voting rights of Stichting Prior VNU and the option held by Stichting VNU to acquire the Preferred Class A Shares are intended to secure the continuity and identity of VNU. Such arrangements may delay or prevent the acquisition of control of the Company.

### Approval of Annual Accounts

The Board of Supervisory Directors will submit the Company's annual accounts for each fiscal year (after the adoption thereof by the Board of Supervisory Directors) to the general meeting of shareholders for approval.

### Liquidation Rights

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses are to be distributed to holders of the Company's capital stock as follows: *first,* the nominal value and share premium reserve of all outstanding Priority Shares shall be distributed to the holders thereof; *second,* the nominal value and share premium reserve of all outstanding 7% Preferred Shares, plus an amount equal to 7% interest on these amounts for the current fiscal year up to the moment of dissolution, shall be distributed to the holders thereof; *third,* the amount paid-up and share premium reserve on all outstanding Preferred Class A Shares, plus interest for the current fiscal year up to the moment of dissolution (at the rate per annum for Preferred Class A Shares calculated in the manner described under '–Dividends'), shall be distributed to the holders thereof; *fourth,* the nominal value and share premium reserve of all outstanding Preferred Shares, increased by an amount equal to the shortfall in payment of dividends over previous fiscal years and plus interest for the current fiscal year up to the moment of dissolution (at the rate per annum for Preferred Shares calculated in the manner described in 'Description of the Preferred Shares') any remaining assets shall be distributed pro rata to holders of the Common Shares.

### Issue of Shares; Pre-emptive Rights

The general meeting of shareholders at the proposal of the Executive Board or, if authorized at the proposal of the Executive Board for a specified period of no more than five years by the general meeting of shareholders, the Executive Board may (a) issue capital stock or grant rights to subscribe for capital stock and (b) limit or exclude pre-emptive rights with respect to a share issuance, in each case with the approval of the Board of Supervisory Directors and the meeting of holders of Priority Shares. On April 18, 2000, the annual general meeting of shareholders extended such authorization to the Executive Board as to the actions described in clauses (a) and (b) of the preceding sentence until October 17, 2001. Unless limited or eliminated by the general meeting of shareholders or the Executive Board as described in the preceding paragraph, holders of Common Shares have a pro rata pre-emptive right to subscribe for any newly issued Common Shares. The pre-emptive right does not exist with respect to new Common Shares issued for consideration other than cash, shares issued to employees of the Company or of an affiliated company or shares

issued in connection with a legal merger of the Company. Holders of Priority Shares, 7% Preferred Shares, Preferred Class A Shares and Preferred Shares do not have pre-emptive rights. In case of issuance of Priority Shares, 7% Preferred Shares, Preferred Class A Shares and the Preferred Shares, no pre-emptive rights exist.

### Redemption of Shares

The Company may redeem its own capital stock, subject to certain provisions of Dutch law and of the Articles of Association. The Company may not redeem its own capital stock if (a) the payment required to make the redemption would reduce shareholders' equity to an amount less than the sum of paid-in and called portions of the share capital and any legally-required reserves or if (b) the Company and its subsidiaries would thereafter hold capital stock with an aggregate nominal value equal to at least 10% of the Company's issued share capital. Capital stock owned by the Company may not be voted.

A redemption of capital stock may be effected by the Executive Board if the Executive Board has been so authorized by the general meeting of shareholders, which authorization may not be granted for a period of more than 18 months. Most recently the general meeting of shareholders granted this authorization for Common Shares and 7% Preferred Shares until October 17, 2001 by resolution dated April 18, 2000. Any redemption of capital stock must be approved by the Board of Supervisory Directors and the meeting of holders of Priority Shares.

### Capital Reduction

Upon the motion of the Executive Board, which motion must be approved by the Board of Supervisory Directors and the meeting of holders of Priority Shares, the general meeting of shareholders may reduce issued capital by cancellation of shares of capital stock or by reducing the nominal value of shares of capital stock, subject to certain statutory provisions. Each serie of Preferred Shares is considered to be a separate class of shares in this respect.

### Limitations on Right to Hold or Vote Common Shares

There are currently no limitations imposed by Dutch law or by the Articles of Association on the right of holders who are not residents of The Netherlands to hold or vote the Common Shares.

### Limitations on Shareholder Lawsuits

Under Dutch law, a shareholder of a Dutch company cannot sue individual members of such company's board of supervisory directors or executive board derivatively (in the name of and for the benefit of the company). The duties owed by a member of the board of supervisory directors or executive board are owed primarily to that company and its business. However, since shareholders under Dutch law are considered to be part of a company, the board of supervisory directors and the executive board also owe a duty to the shareholders. The relationship between, inter alia, the board of supervisory directors, the executive board and the shareholders, is governed by standards of reasonableness and fairness.

Dutch law affords shareholders the power to reverse certain resolutions of both the board of supervisory directors and the executive board on the basis that relevant rules of procedure were not observed. Further, pursuant to Dutch law, shareholders may request the Enterprise Chamber of the Amsterdam Court of Appeal to examine the affairs of the company and request the Enterprise Chamber of the Amsterdam Court of Appeal to take certain measures such as the suspension or dismissal of individual members of the board of supervisory directors and executive board. Additionally, shareholders with a collective claim against the company may establish an association or foundation with the sole purpose of serving the collective interests of these shareholders.

### Proposed Legislation Regarding Anti-takeover Measures

On November 7, 1997, a legislative proposal was submitted to the Dutch parliament, which allows certain shareholders to request the Enterprise Chamber of the Amsterdam Court of Appeal to set aside anti-take-over measures of certain public limited liability companies.

The proposal applies to public limited liability companies except companies whose articles of association only provide for registered shares, contain restrictions on the transfer of shares *('blokkeringsregeling')* and do not permit the issuance of bearer depositary receipts in respect of such shares with the cooperation of the company. Consequently the proposal applies to VNU. In order to file such a request the shareholder must have held (directly or through subsidiaries) 70% or more of the issued and outstanding shares or depositary receipts in respect of such shares for a

period of more than one year and must have given notice thereof to the company involved at least one year before the request was made. In addition, the shareholder must continue to hold such shares or depositary receipts in respect of such shares on the date the request was made. In making a request the shareholder is required to inform the Enterprise Chamber of the Amsterdam Court of Appeal about such shareholder's proposals in respect of the policy and the composition of the executive board and supervisory board of the company involved.

In response to the application, the Enterprise Chamber of the Amsterdam Court of Appeal may implement measures to bring the voting power of such shareholder in line with the capital interest held by such shareholder.

The legislative proposal as currently pending before the Dutch parliament has not yet been fully reviewed and discussed in the parliamentary process. Therefore, no certainty exists at this time as to whether and in which form the proposed legislation would be enacted.

The Commission on Corporate Governance chaired by J.F.M. Peters has issued a number of recommendations on corporate governance. The Company has reported on the implementation of said recommendations in its 1999 and 1998 annual report.

**Certain Dutch tax consequences for holders of Preferred Shares**

This summary describes the tax consequences that will generally apply in case of an investment in Preferred Shares under Dutch tax laws in force and in effect as of the date hereof, and is subject to changes in Dutch law, including changes that could have retroactive effect. Not every potential tax consequence of such investment under the laws of The Netherlands will be addressed.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THEIR PARTICULAR PERSONAL TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF PREFERRED SHARES.

**Dutch taxation of resident shareholders**

The summary of certain Dutch taxes set out in this section 'Dutch taxation of resident shareholders' is only intended for the following investors:

(i) individuals who are resident or deemed to be resident in The Netherlands for purposes of Dutch taxation and who invest in Preferred Shares, excluding individuals who are so resident or deemed to be resident in The Netherlands and who invest in Preferred Shares that form part of a substantial interest in the Company and excluding individuals who are employees of the Company or who are deemed to be employees of the Company or employees of any entity related to the Company (the 'Dutch Individuals'); and

(ii) corporate entities (including associations which are taxable as corporate entities) that are resident or deemed to be resident in The Netherlands for purposes of Dutch taxation and who invest in Preferred Shares, excluding (a) corporate entities that are not subject to Dutch corporate income tax, (b) pension funds *(pensioenfondsen)* and (c) investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969 (the 'Dutch Corporate Entities').

Generally, a holder of Preferred Shares will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company or the ownership of certain profit participating certificates that relate to five per cent or more of the annual profit of the Company and/or to five per cent or more of the liquidation proceeds of the Company. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

***Individual and corporate income tax***

*Dutch Individuals not engaged or deemed to be engaged in an enterprise*

As a general rule, a Dutch Individual who holds Preferred Shares that are not attributable to an enterprise carried on by him or in which he has an interest (a 'Dutch Private Individual') is subject to income tax at progressive rates on income derived or deemed to be derived from Preferred Shares.

Capital gains realized on the disposal of Preferred Shares by a Dutch Private Individual are generally exempt from Dutch income tax, on the understanding that under certain exceptional circumstances, part of the proceeds derived upon disposal of Preferred Shares may be classified as income derived from such Preferred Shares.

*Dutch Individuals engaged or deemed to be engaged in an enterprise and Dutch Corporate Entities*

Any benefits derived or deemed to be derived from Preferred Shares (including any capital gains realized on the disposal thereof) that are attributable to an enterprise carried on by a Dutch Individual or to an enterprise in which he has an interest, are generally subject to income tax in his hands. Any benefits derived or deemed to be derived from Preferred Shares (including any capital gains realized on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

*Withholding tax*

Any proceeds from the Preferred Shares generally are subject to a withholding tax imposed by The Netherlands at a rate of twenty five per cent. Dutch Individuals and Dutch Corporate Entities generally can credit the withholding tax against their income tax or corporate income tax liability and are generally entitled to a refund of dividend withholding tax insofar as such tax, together with any other creditable domestic and/or foreign taxes, exceeds their aggregate income tax or corporate income tax liability.

*Net wealth tax*

A Dutch Individual is subject to Dutch net wealth tax at a rate of 0.7% on the basis of his world wide net wealth as per January 1 of each year, which net wealth includes the fair market value of the Preferred Shares.

*Gift and inheritance taxes*

Gift tax will arise in The Netherlands with respect to an acquisition of Preferred Shares by way of a gift by a Dutch Individual or a Dutch Corporate Entity. Inheritance tax will arise in The Netherlands with respect to an acquisition or deemed acquisition of Preferred Shares on the death of a Dutch Individual.

For purposes of Dutch gift and inheritance taxes, an individual who holds the Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

**Dutch taxation of non-resident shareholders**

This section 'Dutch Taxation of non-resident shareholders' describes certain Dutch tax consequences for a holder of Preferred Shares who is neither resident, nor deemed to be resident in The Netherlands for purposes of Dutch taxation (a 'Non-Resident Shareholder').

*Withholding tax*

Dividends distributed by the Company generally are subject to a withholding tax imposed by The Netherlands at a rate of twenty five per cent. The expression 'dividends distributed by the Company' used in this section includes, but is not limited to:

(i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(ii) liquidation proceeds, proceeds of redemption of Preferred Shares or, as a rule, consideration for the repurchase of Preferred Shares by the Company in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(iii) the par value of Preferred Shares issued to a holder of Preferred Shares or an increase of the par value of Preferred Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv) partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of shareholders of the Company has resolved in advance to make such repayment; and (b) the par value of the Preferred Shares concerned has been reduced by an equal amount by way of an amendment of the articles of association.

If a double taxation convention is in effect between The Netherlands and the country of residence of a Non-Resident Shareholder, such Non-Resident Shareholder may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax.

*Taxes on income and capital gains*

A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by the Company (other than the withholding tax described above) or in respect of any gain realized on the disposal of Preferred Shares, provided that:

(i) such Non-Resident Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Preferred Shares are attributable; and
(ii) such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in the Company or, if such holder does have such an interest, it forms part of the assets of an enterprise.

Generally, a holder of Preferred Shares will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company or the ownership of certain profit participating certificates that relate to five per cent or more of the annual profit of the Company and/or to five per cent or more of the liquidation proceeds of the Company. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

*Net wealth tax*
A Non-Resident Shareholder will not be subject to Dutch net wealth tax in respect of the Preferred Shares, provided that such Non-Resident Shareholder is not an individual or, if he is an individual, provided that such Non-Resident Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Preferred Shares are attributable.

*Gift and inheritance taxes*
No gift or inheritance taxes will arise in The Netherlands with respect to an acquisition of Preferred Shares by way of a gift by, or on the death of, a Non-Resident Shareholder, unless:

(i) such Non-Resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Preferred Shares are or were attributable; or

(ii) in the case of a gift of Preferred Shares by an individual who at the time of the gift was a Non-Resident Shareholder, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

For purposes of Dutch gift and inheritance tax, an individual who holds the Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

### Capital tax
Dutch capital tax will be payable by the Company at a rate of 0.9 per cent of any contribution made in respect of the Preferred Shares.

### Other taxes and duties
No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Preferred Shares.

### Tax Reform 2001
On September 14, 1999, a legislative proposal on income taxation was submitted to the Lower House of the Parliament. The proposal passed the Lower House, in amended form, on February 3,

2000. It was approved by the Upper House on May 9, 2000. The new legislation will become effective as of January 1, 2001. Amendments may still be made before that date. This paragraph 'Tax Reform 2001' starts from the assumption that no such amendments will be made. The new legislation will substantially change the taxation of investment income for Dutch Private Individuals. It is explicitly noted, that the discussion below does not deal with all aspects of this new legislation.

*Net wealth tax*
The net wealth tax is abolished as of the end of 2000.

*Income tax*
Under the new legislation, the taxable benefit from an individual's savings and investments is set annually at four per cent of the average of the so-called 'yield basis' (rendementsgrondslag) at the beginning and at the end of a year, insofar as the average exceeds the personal allowance (heffingvrij vermogen). This deemed yield of four per cent shall be taxed at the rate of thirty per cent. For Dutch Private Individuals who invest in Securities, the Securities will form part of the yield basis.

*Withholding tax*
Although income tax will be levied on the basis of a deemed yield, the Company will continue to be required to withhold dividend tax at twenty five per cent from the actual amount of any proceeds from the Preferred Shares. Under the new legislation, Dutch Individuals and Dutch Corporate Entities generally can credit the dividend withholding tax against their income tax or corporate income tax liability and will be entitled to a refund of dividend withholding tax insofar as such tax, together with any other creditable domestic and/or foreign taxes, exceeds their aggregate income tax or corporate income tax liability. A condition is that the recipient of proceeds from the Preferred Shares qualifies as the beneficial owner thereof. Under the new legislation, a recipient of proceeds from the Preferred Shares is not considered to be the beneficial owner thereof, among other things, if he acquired the Preferred Shares within ten days prior to the day on which the distribution of such proceeds is resolved or, in the event that the Preferred Shares were acquired more than ten days before that day, if he has disposed of the Preferred Shares within a period of three months after the acquisition. The Undersecretary of Finance has indicated that in his view this 'ten days/three months rule' can also be applied under a double taxation convention.

The Company can refrain from withholding dividend tax on the part of the proceeds from the Preferred Shares in respect of which the temporary special distribution tax (as discussed below) is exigible except to the extent that the recipient of proceeds from the Preferred Shares is not resident in The Netherlands, the Netherlands Antilles or Aruba, a member state of the European Union or a country that has a double taxation convention in effect with The Netherlands.

*Distribution tax*
Under the new legislation, the Company will be subject to a temporary special distribution tax at a rate of twenty per cent to the extent that any 'excessive' proceeds (such as dividends) are distributed on the Preferred Shares in the period from January 1, 2001 up to and including December 31, 2005. For purposes of this distribution tax, proceeds are considered to be 'excessive' when during a particular calendar year the total proceeds distributed exceed the highest of the following three amounts:

1 four per cent of the market capitalization of the Company at the beginning of the relevant calendar year;
2 twice the amount of the average annual dividends (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001;
3 the adjusted consolidated commercial result of the Company for the preceding book year.

The temporary special distribution tax is not levied to the extent that profit distributions in aggregate during the period January 1, 2001 up to and including December 31, 2005 are in excess of the balance of the assets, liabilities and provisions, calculated on the basis of the fair market value, reduced by the paid-in capital at the end of the book year that ended prior to January 1, 2001.

The distribution tax due is reduced pro rata to the extent that shares of the Company were held, at the time of the distribution of the 'excessive proceeds', during an uninterrupted period of three years, by individuals or entities (other than investment institutions *(beleggingsinstellingen)* as

defined in the Dutch Corporate Income Tax Act 1969) holding at least five percent of the nominal paid-in capital of the Company. As the tax would be due by the Company, this reduction will not enure to the shareholders in question, but to the Company and thus, indirectly, to all shareholders.

### Resolutions Regarding the Issuance of the Preferred Shares

On December 14, 1999 and May 29, 2000, the Executive Board, with approval of the Board of Supervisory Directors and of the meeting of holders of Priority Shares, passed resolutions regarding the issue of Preferred Shares offered hereby.

### Documents for Inspection

The Company's annual reports for 1997, 1998 and 1999, as well as the Articles of Association are in a limited number available on request at the head office of the Company, Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands and at ABN AMRO Bank N.V., Herengracht 595, 1017 CE Amsterdam, The Netherlands. The 1997, 1998 and 1999 Annual Reports of the Company, as well as the Articles of Association are an integral part of this Prospectus. The Articles of Association are available in Dutch and, for convenience only, are translated into English. Only the Dutch text is official and legally binding.

### Financial Position

There have been no material adverse changes in the consolidated financial position of the Company since December 31, 1999 other than those disclosed in this Prospectus.

### Legal Proceedings

The Company is subject to litigation and other claims in the ordinary course of its business. However, there are no pending actions, suits or proceedings against or affecting the Company which, if determined adversely to the Company, would in the view of the Company, individually or in the aggregate, have a material adverse effect on the consolidated financial condition of the Company.

### Liability

The Company has issued a declaration of joint and several liability in accordance with article 403 Book 2 of the Dutch Civil Code for most of its subsidiaries in The Netherlands.

### Costs of Offering

Costs to the Company in connection with the Offering are expected to be approximately 1.00% of the gross proceeds of the Offering (excluding capital tax).

### Fiscal position

No material adverse changes in the fiscal position of the Company have taken place since December 31, 1999, other than those disclosed in the Prospectus.

### Directors' Loans

The Company has from time to time granted loans to former and current members of the Executive Board and Board of Supervisory Directors. At June 2, 2000 approximately EUR 398,462 was outstanding under all such loans, which did not bear interest. The Company has not made any guarantees in favor of members of the Executive Board or Board of Supervisory Directors.

### Issue Price

Issue price is based on the best estimates of the Placing Agent of the current market conditions.

### Auditors' Reports

Ernst & Young Accountants has audited the annual accounts of VNU N.V. They have issued unqualified opinions on these accounts for the years ended December 31, 1997, 1998 and 1999. The address of Ernst & Young Accountants is Drentestraat 20, 1083 HK Amsterdam.

### Major Holdings

The following table gives an overview of a current notifications that have been made by certain shareholders and holders of options, pursuant to the 1996 Act of Disclosure of holdings in listed companies as well as previous Disclosure of Holdings in listed companies Act.

No representation can be given as to the holdings of such shareholders or other shareholders at any time other than the date referred to in the last column of the table below.

| Name | Percentage of capital stock | Potential percentage of capital stock | Percentage of voting rights | Potential percentage of voting rights | Date disclosure obligation arose[1] |
|---|---|---|---|---|---|
| ING Groep N.V. | 9.95% | 0% | 9.95% | 0% | June 11, 1999 |
| AEGON N.V. | 5.28 | 0 | 5.28 | 0 | February 20, 1992 |
| Stichting VNU | 0 | 99.99 | 0 | 99.99 | March 10, 1994 |

(1) Janus Investment Fund had previously made disclosure under the then-existing Disclosure of Holdings in Listed Companies Act, but has informed the Company in writing that it no longer holds 5% or more of the Company's capital stock.

# AUDITORS' REPORT

We have determined that this Prospectus of VNU N.V., Haarlem, contains the information which, to the extent that it is applicable, is required to be included therein by section 2 of the Decree on the Supervision of Securities Transactions 1995 ('Besluit Toezicht Effectenverkeer') and the Additional Regulation on the supervision of securities trading 1999.

In our opinion, the consolidated balance sheets for the years ended December 31, 1999, 1998 and 1997, the consolidated statements of earnings and the consolidated statements of cash flow for the years then ended, as set out in this Prospectus on pages 45, 46 and 47, are in all material respects in conformity with the financial statements of VNU N.V. for those years, of which the consolidated financial statements form part. We issued unqualified auditors' reports on those financial statements on March 14, 2000, March 16, 1999 and March 17, 1998 respectively.

For a better understanding on the financial position and results of the Company and the scope of the audit, these consolidated balance sheets, consolidated statements of earnings and consolidated statements of cash flow should be read in conjunction with the full financial statements from which they were derived and the related auditors' reports thereon.

Amsterdam, June 6, 2000.

Ernst & Young Accountants

# CONSOLIDATED FINANCIAL STATEMENTS

The following statements should be read in conjunction with the respective annual reports of VNU including the notes thereon.

*(amounts x EUR 1,000)*

| **Consolidated Balance Sheet as at December 31, after profit appropriation** | **1999** | **1998** | **1997** |
|---|---|---|---|
| **Fixed assets** | | | |
| Intangible assets | 5,529,298 | 2,483,570 | 331,602 |
| Property, plant and equipment | 264,434 | 209,154 | 194,868 |
| Long-term financial assets | 244,762 | 67,020 | 174,332 |
| | 6,038,494 | 2,759,744 | 700,802 |
| **Current assets** | | | |
| Inventories | 81,352 | 74,036 | 41,230 |
| Accounts receivable and other current assets | 905,453 | 650,441 | 436,197 |
| Cash and cash equivalents | 616,524 | 325,381 | 130,372 |
| | 1,603,329 | 1,049,858 | 607,799 |
| Current liabilities | 2,987,447 | 1,137,039 | 599,500 |
| Working capital | (1,384,118) | (87,181) | 8,299 |
| Capital to be financed | 4,654,376 | 2,672,563 | 709,101 |
| Non-current liabilities | | | |
| Debenture loans and private placements | 1,358,241 | 1,359,239 | 169,787 |
| Other long-term liabilities | 318,470 | 80,968 | 102,365 |
| | 1,676,711 | 1,440,207 | 272,152 |
| Provisions for liabilities and charges | 148,523 | 69,030 | 34,159 |
| Subordinated loans | 832,223 | 567,226 | – |
| Minority interests | 162,593 | 17,734 | – |
| Shareholders' equity | | | |
| Capital stock | 45,137 | 44,437 | 44,362 |
| Additional paid-in capital | 1,083,821 | 92,470 | 87,816 |
| Retained earnings | 705,368 | 441,459 | 270,612 |
| | 1,834,326 | 578,366 | 402,790 |
| Financing capital | 4,654,376 | 2,672,563 | 709,101 |

| Consolidated Statement of Earnings | 1999 | 1998 | 1997 |
|---|---|---|---|
| Net revenues years ended December 31 | 2,809,151 | 2,426,631 | 1,779,038 |
| Raw materials | 507,004 | 514,052 | 398,523 |
| Purchased services | 331,910 | 282,942 | 236,461 |
| Personnel costs | 890,402 | 724,920 | 559,710 |
| Depreciation of property, plant and equipment | 64,881 | 55,257 | 45,115 |
| Other operating expenses | 444,975 | 376,077 | 292,656 |
| Total operating costs and expenses | 2,239,172 | 1,953,248 | 1,532,465 |
| Operating income | 569,979 | 473,383 | 246,573 |
| Equity in operating income of non-consolidated subsidiaries | 34,511 | 17,785 | 13,584 |
| Total operating income before amortization of goodwill | 604,490 | 491,168 | 260,157 |
| Amortization of goodwill | (73,477) | (39,133) | – |
| Operating income after amortization of goodwill | 531,013 | 452,035 | 260,157 |
| Interest income | 20,775 | 22,287 | 19,027 |
| Interest expense | (134,917) | (102,229) | (21,576) |
| Results from financial income and expense | (114,142) | (79,942) | (2,549) |
| Earnings from ordinary activities before income taxes | 416,871 | 372,093 | 257,608 |
| Income taxes | (148,981) | (129,768) | (76,924) |
| Earnings from ordinary activities after income taxes | 267,890 | 242,325 | 180,684 |
| Minority interests | (21,177) | (9,821) | – |
| Earnings from ordinary activities after income taxes and after minority interests | 246,713 | 232,504 | 180,684 |
| Extraordinary items before income taxes | (1,785) | 18,214 | 14,217 |
| Income taxes | – | – | (4,796) |
| Extraordinary items after income taxes | (1,785) | 18,214 | 9,421 |
| Net earnings | 244,928 | 250,718 | 190,105 |

## Consolidated Statement of Cash Flow

| Years ended December 31 | | 1999 | | 1998 | | 1997 |
|---|---|---|---|---|---|---|
| **Operating income of consolidated subsidiariesafter amortization of goodwill** | | **496,502** | | **434,250** | | **246,573** |
| Adjustments for: | | | | | | |
| Depreciation of property, plant and equipment | | 64,881 | | 55,257 | | 45,115 |
| Amortization of goodwill | | 73,477 | | 39,133 | | – |
| Change in provisions and other long-term liabilities | | (28,285) | | (12,248) | | 28,126 |
| Change in accounts receivable and other current assets | (86,434) | | (51,199) | | (81,023) | |
| Change in inventories | (6,372) | | (9,497) | | 884 | |
| Change in current liabilities | 16,385 | | 75,888 | | 46,112 | |
| Change in working capital | | (76,421) | | 15,192 | | (34,027) |
| **Cash flow from operations of consolidated subsidiaries** | | **530,154** | | **531,584** | | **285,787** |
| Interest received | 20,639 | | 20,904 | | 20,477 | |
| Dividends received from non-consolidated subsidiaries | 14,119 | | 8,997 | | 35,251 | |
| Interest paid | (122,962) | | (85,769) | | (23,388) | |
| Income taxes paid | (97,325) | | (104,136) | | (53,776) | |
| | | (185,529) | | (160,004) | | (21,436) |
| **Cash flow from operational activities** | | **344,625** | | **371,580** | | **264,351** |
| Acquisitions of consolidated and non-consolidated subsidiaries | (2,353,975) | | (2,213,381) | | (275,224) | |
| Divestitures of consolidated and non-consolidated subsidiaries | 42,343 | | 133,616 | | 18,188 | |
| Net investment in property, plant and equipment | (66,056) | | (49,732) | | (31,147) | |
| Net investment in long-term financial assets | (7,645) | | (58) | | (247) | |
| **Cash flow from investment activities** | | **(2,385,333)** | | **(2,129,555)** | | **(288,430)** |
| Proceeds from long- and short-term debt | 1,759,101 | | 2,145,010 | | 28,803 | |
| Repayment of long- and short-term debt | (240,874) | | (132,622) | | (51,853) | |
| Proceeds from share issuance | 955,236 | | 4,728 | | 1,592 | |
| Dividends paid | (82,708) | | (64,969) | | (50,720) | |
| **Cash flow from financing activities** | | **2,390,755** | | **1,952,147** | | **(72,178)** |
| **Net cash flow** | | **350,047** | | **194,172** | | **(96,257)** |
| Foreign currency differences and other changes | | (58,904) | | 837 | | 2,647 |
| **Changes in cash and cash equivalents** | | **291,143** | | **195,009** | | **(93,610)** |
| **Free cash flow** | | **195,861** | | **256,879** | | **182,484** |

**VNU N.V.**
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands

**LEGAL ADVISOR TO THE COMPANY**

**De Brauw Blackstone Westbroek N.V.**
Burgerweeshuispad 301
1076 HR Amsterdam
The Netherlands

**AUDITORS TO THE COMPANY**

**Ernst & Young Accountants**
Drentestraat 20
1083 HK Amsterdam
The Netherlands

**TAX ADVISOR TO THE COMPANY**

**Loyens & Loeff**
Weena 70
3012 CM Rotterdam
The Netherlands

**PLACING AGENT**

**ABN AMRO Rothschild**
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

De Bussy - Amsterdam - 160501

OFFERING CIRCULAR

File No. 82-2876

vnu



# VNU N.V.

*(a company incorporated with limited liability in The Netherlands with its corporate seat in Haarlem, The Netherlands)*

# €2,000,000,000
# Euro Medium Term Note Programme

---

Under the Euro Medium Term Note Programme described in this Offering Circular (the "Programme"), VNU N.V. (the "Issuer"), subject to compliance with all relevant laws, regulations and directives, may from time to time issue Euro Medium Term Notes (the "Notes"). The aggregate nominal amount of Notes outstanding will not at any time exceed €2,000,000,000 (or the equivalent in other currencies).

Application has been made to list the Notes on the Luxembourg Stock Exchange. In relation to Notes listed on the Luxembourg Stock Exchange, this Offering Circular is valid for a period of one year from the date hereof. However, unlisted Notes may be issued pursuant to the Programme. The relevant Pricing Supplement (as defined herein) in respect of the issue of any Notes will specify whether or not such Notes will be listed on the Luxembourg Stock Exchange (or any other stock exchange).

Each Series (as defined herein) of Notes will be represented on issue by a temporary global note in bearer form (each a "temporary Global Note") or a permanent global note in bearer form (each a "permanent Global Note"). Global Notes may (or in the case of Notes listed on the Luxembourg Stock Exchange will) be deposited on the issue date with a common depositary on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). The provisions governing the exchange of interests in Global Notes for other Global Notes and definitive Notes are described in "Summary of Provisions Relating to the Notes while in Global Form".

---

*Arranger for the Programme*

## Merrill Lynch International

*Dealers*

**ABN AMRO**
**Barclays Capital**
**Deutsche Bank**
**Goldman Sachs International**
**Merrill Lynch International**
**Morgan Stanley**
**Schroder Salomon Smith Barney**
**UBS Warburg**

---

October 5, 2001

The Issuer having made all reasonable enquiries confirms that (i) this Offering Circular contains or incorporates all information with respect to the Issuer and its subsidiaries and affiliates taken as a whole (the "Group") and the Notes that is material in the context of the issue and offering of the Notes, (ii) the statements contained in it relating to the Issuer and the Group are in every material particular true and accurate and not misleading, (iii) the opinions and intentions expressed in this Offering Circular with regard to the Issuer and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, (iv) there are no other facts in relation to the Issuer, the Group or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect and (v) all reasonable enquiries have been made by the Issuer to ascertain such facts and to verify the accuracy of all such information and statements.

No person has been authorised to give any information or to make any representation other than those contained in this Offering Circular in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger (as defined in "Summary of the Programme"). Neither the delivery of this Offering Circular nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that there has been no adverse change in the financial position of the Issuer since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Offering Circular and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Dealers and the Arranger to inform themselves about and to observe any such restriction. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are in bearer form subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons. For a description of certain restrictions on offers and sales of Notes and on distribution of this Offering Circular, see "Subscription and Sale".

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Dealers to subscribe for, or purchase, any Notes.

The Arranger and the Dealers have not separately verified the information contained in this Offering Circular. None of the Dealers or the Arranger makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Offering Circular. Neither this Offering Circular nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Issuer, the Arranger or the Dealers that any recipient of this Offering Circular or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Offering Circular and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Issuer during the life of the arrangements contemplated by this Offering Circular nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

In connection with any Tranche (as defined in "Summary of the Programme"), one of the Dealers may act as a stabilising agent (the "Stabilising Agent"). The identity of the Stabilising Agent (if any) may be disclosed in the relevant Pricing Supplement. References in the next paragraph to "this issue" are to each Tranche in relation to which a Stabilisation Agent is appointed.

In connection with this issue, the Stabilising Agent may over-allot or effect transactions which stabilise or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time and will be carried out in accordance with applicable laws and regulations.

In this Offering Circular, unless otherwise specified or the context otherwise requires, references to "euro", "EUR" or "€" are to the currency introduced at the start of the third stage of European

economic and monetary union, pursuant to the Treaty establishing the European Community as amended (which was adopted as the legal currency in The Netherlands on January 1, 1999) and references to "Guilders" or "NLG" are to the former currency of The Netherlands. In this Offering Circular, Guilder amounts in the financial statements, before and after January 1, 1999, have been translated into euro at NLG 2.20371 per euro, the fixed conversion rate from January 1, 1999. However, no Guilder-euro exchange rates were actually quoted prior to January 1, 1999. In this Offering Circular, references to "U.S. dollars", "dollars" or "$" are to United States dollars.

References in this Offering Circular to the "Company", "we", "us" or "our" are to VNU N.V.

## DOCUMENTS INCORPORATED BY REFERENCE

This Offering Circular should be read and construed in conjunction with each relevant Pricing Supplement, copies of the latest annual report and consolidated and non-consolidated accounts of the Issuer and the latest consolidated interim accounts of the Issuer from time to time (copies of which are available free of charge at the office of the Paying Agent set out at the end of this Offering Circular), which shall be deemed to be incorporated in, and to form part of, this Offering Circular and which shall be deemed to modify or supersede the contents of this Offering Circular to the extent that a statement contained in any such document is inconsistent with such contents.

## SUPPLEMENTAL OFFERING CIRCULAR

The Issuer has given an undertaking to the Dealers that if at any time during the duration of the Programme there is a significant change affecting any matter contained in this Offering Circular (including the Terms and Conditions) whose inclusion would reasonably be required by investors and their professional advisers, and would reasonably be expected by them to be found in this Offering Circular, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer and the rights attaching to the Notes the Issuer shall prepare an amendment or supplement to this Offering Circular or publish a replacement Offering Circular for use in connection with any subsequent offering of the Notes and shall supply to each Dealer such number of copies of such supplement hereto as such Dealer may reasonably request.

## SUMMARY OF THE VNU N.V. €2,000,000,000 EURO MEDIUM TERM NOTE PROGRAMME

*The following summary is qualified in its entirety by the remainder of this Offering Circular.*

| | |
|---|---|
| Issuer | VNU N.V. |
| Description | Euro Medium Term Note Programme |
| Size | Up to €2,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time. |
| Arranger | Merrill Lynch International |
| Dealers | ABN AMRO Bank N.V.<br>Barclays Bank PLC<br>Deutsche Bank AG London<br>Goldman Sachs International<br>Merrill Lynch International<br>Morgan Stanley & Co. International Limited<br>Salomon Brothers International Limited*<br>UBS AG, acting through its business group<br>UBS Warburg<br><br>The Issuer may from time to time terminate the appointment of any dealer under the Programme or appoint additional dealers either in respect of one or more Tranches or in respect of the whole Programme. References in this Offering Circular to "Permanent Dealers" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated) and to "Dealers" are to all Permanent Dealers and all persons appointed as a dealer in respect of one or more Tranches. |
| Trustee | Bankers Trustee Company Limited |
| Issuing and Paying Agent | Deutsche Bank AG London |
| Method of Issue | The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "Series"). The Notes of each Series, having one or more issue dates, will be issued on terms otherwise identical (or identical other than in respect of the first payment of interest) and will be intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "Tranche") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and nominal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a pricing supplement to this Offering Circular (a "Pricing Supplement"). |
| Issue Price | Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments. |

*Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited

| | |
|---|---|
| Form of Notes | The Notes may be issued in bearer form only. Each Tranche of Notes will be represented on issue by a temporary Global Note if (i) definitive Notes are to be made available to Noteholders following the expiry of 40 days after their issue date or (ii) such Notes have an initial maturity of more than one year and are being issued in compliance with the D Rules (as defined in "Summary of the Programme—Selling Restrictions"), otherwise such Tranche will be represented by a permanent Global Note. |
| Clearing Systems | Clearstream, Luxembourg, Euroclear and, in relation to any Tranche, such other clearing system as may be agreed between the Issuer, the Issuing and Paying Agent, the Trustee and the relevant Dealer. |
| Initial Delivery of Notes | On or before the issue date for each Tranche, the Global Note representing Notes may (or, in the case of Notes listed on the Luxembourg Stock Exchange, shall) be deposited with a common depositary for Euroclear and Clearstream, Luxembourg. Global Notes may also be deposited with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Issuing and Paying Agent, the Trustee and the relevant Dealer. |
| Currencies | Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency agreed between the Issuer and the relevant Dealers.<br><br>Issues of Notes denominated in Swiss francs or carrying a Swiss franc related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of November 8, 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of March 24, 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Corporation on Stock Exchanges and Securities Trading of December 2, 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue the lead manager (the "Swiss Dealer"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland or a securities dealer duly licensed by the Swiss Federal Banking Commission as per the Federal Law on Stock Exchanges and Securities Trading of March 24, 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the relevant issue date for such a transaction. |

| | |
|---|---|
| | Issues of Notes denominated in Pounds Sterling shall comply with all applicable laws and regulations (as amended from time to time) of United Kingdom authorities. See the description relating to the Banking Act 1987 (Exempt Transactions) Regulations 1997 set out under "*General Information*". |
| Maturities | Subject to compliance with all relevant laws, regulations and directives, any maturity between one month and 30 years. |
| Denomination | Definitive Notes will be in such denominations as may be specified in the relevant Pricing Supplement, save that unless otherwise permitted by then current laws and regulations, Notes (including Notes denominated in sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom, before section 19 (the general prohibition) of the Financial Services and Markets Act 2000 is brought into force will have a minimum denomination of £100,000 (or its equivalent in other currencies), unless such Notes may not be redeemed until the third anniversary of their date of issue and are to be listed on the Luxembourg Stock Exchange. After section 19 of the Financial Services and Markets Act 2000 is brought into force, Notes which must be redeemed before the first anniversary of the date of their issue will still be required to have a minimum denomination of £100,000 (or its equivalent in other currencies) unless otherwise permitted by the current laws and regulations. |
| Fixed Rate Notes | Fixed interest will be payable in arrear on the date or dates in each year specified in the relevant Pricing Supplement. |
| Floating Rate Notes | Floating Rate Notes will bear interest determined separately for each Series as follows:<br>(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. or<br>(ii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR (or such other benchmark as may be specified in the relevant Pricing Supplement) as adjusted for any applicable margin.<br>Interest periods will be specified in the relevant Pricing Supplement. |
| Zero Coupon Notes | Zero Coupon Notes may be issued at their nominal amount or at a discount to it and will not bear interest. |
| Dual Currency Notes | Payments (whether in respect of principal or interest and whether at maturity or otherwise) in |

respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange as may be specified in the relevant Pricing Supplement.

| | |
|---|---|
| Index Linked Notes | Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Pricing Supplement. |
| Interest Periods and Interest Rates | The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Pricing Supplement. |
| Redemption | The relevant Pricing Supplement will specify the basis for calculating the redemption amounts payable. Unless permitted by then current laws and regulations, Notes (including Notes denominated in sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom must have a minimum redemption amount of £100,000 (or its equivalent in other currencies), unless such Notes may not be redeemed until the third anniversary of their date of issue and are to be listed on the Luxembourg Stock Exchange. |
| Redemption by Instalments | The Pricing Supplement issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed. |
| Other Notes | Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, reverse dual currency Notes, optional dual currency Notes, partly paid Notes and any other type of Note that the Issuer, the Trustee and any Dealer or Dealers may agree to issue under the Programme, will be set out in the relevant Pricing Supplement. |
| Optional Redemption | The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the holders, and if so the terms applicable to such redemption. |
| Status of Notes | The Notes will constitute unsubordinated and unsecured obligations of the Issuer all as described in "Terms and Conditions of the Notes—Status". |
| Negative Pledge | See "Terms and Conditions of the Notes—Negative Pledge". |
| Cross Default | See "Terms and Conditions of the Notes—Events of Default". |

| | |
|---|---|
| Early Redemption | Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See "Terms and Conditions of the Notes—Redemption, Purchase and Options". |
| Withholding Tax | All payments of principal and interest in respect of the Notes will be made free and clear of withholding taxes of The Netherlands, subject to customary exceptions (including the IPMA Standard EU Exception), all as described in "Terms and Conditions of the Notes—Taxation". |
| Governing Law | English law. |
| Listing | Application has been made to list Notes issued under the Programme on the Luxembourg Stock Exchange or as otherwise specified in the relevant Pricing Supplement. As specified in the relevant Pricing Supplement, a Series of Notes may be unlisted. |
| Selling Restrictions | United States, United Kingdom, The Netherlands and Japan. See "Subscription and Sale".<br><br>The Issuer is Category 2 for the purposes of Regulation S under the United States Securities Act of 1933, as amended.<br><br>The Notes will be issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "D Rules") unless (i) the relevant Pricing Supplement states that Notes are issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the "C Rules") or (ii) the Notes are issued other than in compliance with the D Rules or the C Rules but in circumstances in which the Notes will not constitute "registration required obligations" under the United States Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA"), which circumstances will be referred to in the relevant Pricing Supplement as a transaction to which TEFRA is not applicable. |

*The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, shall be applicable to the Notes in definitive form (if any) issued in exchange for the Global Note(s) representing each Series. Either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on such Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Pricing Supplement. Those definitions will be endorsed on the definitive Notes. References in the Conditions to "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.*

The Notes are constituted by a Trust Deed (as amended or supplemented as at the date of issue of the Notes (the "Issue Date"), the "Trust Deed") dated October 5, 2001 between the Issuer and Bankers Trustee Company Limited (the "Trustee", which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the Noteholders (as defined below). These terms and conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Bearer Notes, Receipts, Coupons and Talons referred to below. An Agency Agreement (as amended or supplemented as at the Issue Date, the "Agency Agreement") dated October 5, 2001 has been entered into in relation to the Notes between the Issuer, the Trustee, Deutsche Bank AG London as initial issuing and paying agent and the other agents named in it. The issuing and paying agent, the paying agents and the calculation agent(s) for the time being (if any) are referred to below respectively as the "Issuing and Paying Agent", the "Paying Agents" (which expression shall include the Issuing and Paying Agent), and the "Calculation Agent(s)". Copies of the Trust Deed and the Agency Agreement are available for inspection during usual business hours at the principal office of the Trustee (presently at Winchester House, One Great Winchester Street, London EC2N 2DB) and at the specified offices of the Paying Agents.

The Noteholders, the holders of the interest coupons (the "Coupons") relating to interest bearing Notes in bearer form and, where applicable in the case of such Notes, talons for further Coupons (the "Talons") (the "Couponholders") and the holders of the receipts for the payment of instalments of principal amounts (the "Receipts") relating to Notes in bearer form of which the principal is payable in instalments are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of those provisions applicable to them of the Agency Agreement.

**1. Form, Denomination and Title**

The Notes are issued in bearer form in the Specified Denomination(s) shown hereon.

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note or a Partly Paid Note, a combination of any of the foregoing or any other kind of Note, depending upon the Interest Basis and the Redemption/Payment Basis shown hereon.

Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, save in the case of Zero Coupon Notes in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Instalment Notes are issued with one or more Receipts attached.

Title to the Bearer Notes and the Receipts, Coupons and Talons shall pass by delivery. Except as ordered by a court of competent jurisdiction or as required by law, the holder (as defined below) of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes whether or not it is overdue and regardless of any notice of ownership, trust or an interest in it, any writing on it or its theft or loss and no person shall be liable for so treating the holder.

In these Conditions, "Noteholder" means the bearer of any Note and the Receipts relating to it, "holder" (in relation to a Note, Receipt, Coupon or Talon) means the bearer of any Note, Receipt, Coupon or Talon and capitalised terms have the meanings given to them hereon, the absence of any such meaning indicating that such term is not applicable to the Notes.

## 2. Status

Status of Notes: The Notes and the Receipts and Coupons relating to them constitute direct, unconditional, unsubordinated and (subject to Condition 3) unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of the Issuer under the Notes and the Receipts and Coupons relating to them shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 3, at all times rank at least equally with all other unsecured and unsubordinated indebtedness and monetary obligations of the Issuer, present and future.

3. Negative Pledge

(a) **Restriction:** So long as any of the Notes remain outstanding (as defined in the Trust Deed), neither the Issuer nor any of its Material Subsidiaries will secure any Indebtedness by any lien, pledge, charge, or other security device upon any of its assets or revenues unless it shall, simultaneously with or prior to the creation of such security, take any and all action necessary to secure the obligations of the Issuer under the Notes, the Receipts, the Coupons (if any) and the Trust Deed equally and rateably with such Indebtedness to the satisfaction of the Trustee or provide such other security for the Notes, the Receipts, the Coupons (if any) and the Trust Deed as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the relevant Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the relevant Noteholders, except for any Permitted Encumbrance.

(b) **Definitions:** For the purposes of these Conditions:

"Group" means the Issuer and its consolidated Subsidiaries;

"Indebtedness" means any present or future indebtedness with a remaining maturity of more than twelve months and with a principal amount of more than €15,000,000 (including any liability, whether conditional or unconditional, actual or contingent, under any guarantee or indemnity or any other legally binding assurance against financial loss) in respect of any notes, bonds, or other debt securities that are, or are intended to be, from time to time quoted, listed or ordinarily dealt in on any stock exchange, automated trading system, over the counter or other securities market;

"Material Subsidiary" means, at any particular time, a Subsidiary whose total net revenues (consolidated if such Subsidiary has Subsidiaries) attributable to the Issuer (having regard to its direct and/or indirect beneficial interest in the shares, or the like, of such Subsidiary) represents at least 15% of the consolidated total net revenues of the Group. A report of the Auditors whether or not addressed to the Trustee that in their opinion a Subsidiary is or is not a Material Subsidiary may be relied upon by the Trustee without further enquiry or evidence and, if relied upon by the Trustee, shall, in the absence of manifest error, be conclusive and binding. Any certificate or report of the Auditors called for by or provided to the Trustee in accordance with or for the purposes of these presents, may be relied upon by the Trustee as sufficient evidence of the facts stated therein notwithstanding that such certificate or report and/or any engagement letter or other document entered into by the Trustee in connection therewith contains a monetary or other limit on the liability of the Auditors thereof;

"Permitted Encumbrance" means:

(i) an encumbrance on any asset securing Indebtedness incurred for the purpose of financing the acquisition of such asset (provided the amount secured thereby is not subsequently increased) or

(ii) an encumbrance existing on any asset prior to its acquisition (through shares or through assets) and not created in contemplation of such event (provided the amount secured thereby is not subsequently increased) or

(iii) an encumbrance not otherwise permitted by the above securing Indebtedness in an aggregate amount not exceeding €25,000,000.

"Subsidiary" means at any particular time, any company which is then directly or indirectly controlled or more than one half of whose issued equity share capital (or equivalent) is then beneficially owned by the Issuer and/or one or more of its Subsidiaries.

4. **Interest and other Calculations**

(a) **Interest on Fixed Rate Notes:** Each Fixed Rate Note bears interest on its outstanding nominal amount (or if it is a Partly Paid Note, the part paid up, unless otherwise specified in the relevant Pricing Supplement) from (and including) the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate(s) of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified hereon, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified hereon.

(b) **Interest on Floating Rate Notes and Index Linked Interest Notes:**

(i) *Interest Payment Dates:* Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or if it is a Partly Paid Note, the part paid up, unless otherwise specified in the relevant Pricing Supplement) from (and including) the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown hereon, Interest Payment Date shall mean each date which falls the number of months or other period shown hereon as the Specified Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest for Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified hereon.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate. For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified hereon

(y) the Designated Maturity is a period specified hereon and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified hereon.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and " Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity) or

(II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) above applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

(iv) *Rate of Interest for Index Linked Interest Notes*: The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified hereon and interest will accrue by reference to an Index or Formula as specified hereon.

(c) **Zero Coupon Notes:** Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As

from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 5(b)(i)).

(d) **Dual Currency Notes:** In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified hereon.

(e) **Partly Paid Notes:** In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified hereon.

(f) **Accrual of Interest:** Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date (as defined in Condition 7).

(g) **Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding:**

(i) If any Margin or Rate Multiplier is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with Condition 4(d) above by adding (if a positive number) or subtracting (if a negative number) the absolute value of such Margin or multiplying by such Rate Multiplier, subject always to paragraph (ii) below.

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

(h) **Calculations:** The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(i) **Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts:** As soon as practicable after the Relevant Time on each Interest Determination Date or such other time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or

Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Trustee, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 4(b)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made with the consent of the Trustee by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 9, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made unless the Trustee otherwise requires. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(j) **Determination or Calculation by Trustee:** If the Calculation Agent does not at any time for any reason determine or calculate the Rate of Interest for an Interest Period or any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, the Trustee shall do so (or shall appoint an agent on its behalf to do so) and such determination or calculation shall be deemed to have been made by the Calculation Agent. In doing so, the Trustee shall apply the foregoing provisions of this Condition 4, with any necessary consequential amendments, to the extent that, in its opinion, it can do so, and, in all other respects it shall do so in such manner as it shall deem fair and reasonable in all the circumstances.

(k) **Definitions:** In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Additional Business Centres a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Additional Business Centre(s) or, if no currency is indicated, generally in each of the Additional Business Centres.

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/365" or "Actual/Actual-ISDA" is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified hereon, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/365 (Sterling)" is specified hereon, the actual number of days in the Calculation Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366

(iv) if "Actual/360" is specified hereon, the actual number of days in the Calculation Period divided by 360

(v) if "30/360", "360/360" or "Bond Basis" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month))

(vi) if "30E/360" or "Eurobond Basis" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month) and

(vii) if "Actual/Actual-ISMA" is specified hereon,

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; or

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means the date specified as such hereon or, if none is so specified, the Interest Payment Date.

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such hereon or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates.

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended.

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be.

"Interest Commencement Date" means the Issue Date or such other date as may be specified hereon.

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such hereon or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro.

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

"Interest Period Date" means each Interest Payment Date unless otherwise specified hereon.

"ISDA Definitions" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified hereon.

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters") and Bridge/Telerate (" Telerate")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate.

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions hereon.

"Reference Banks" means the institutions specified as such hereon or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone).

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such hereon or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London.

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date.

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified hereon or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre and for this purpose "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, 11.00 hours, Brussels time.

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such hereon or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time.

"Specified Currency" means the currency specified as such hereon or, if none is specified, the currency in which the Notes are denominated.

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the

duration specified hereon or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4(b)(ii).

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

(l) **Calculation Agent and Reference Banks:** The Issuer shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them hereon for so long as any Note is outstanding (as defined in the Trust Deed). If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Issuer shall (with the prior approval of the Trustee) appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Issuer shall (with the prior approval of the Trustee) appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

**5. Redemption, Purchase and Options**

(a) **Redemption by Instalments and Final Redemption:**

(i) Unless previously redeemed, purchased and cancelled as provided in this Condition 5 or the relevant Instalment Date (being one of the dates so specified hereon) is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 5(d) or 5(e), each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(ii) Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 5(d) or 5(e), each Note shall be finally redeemed on the Maturity Date specified hereon at its Final Redemption Amount (which, unless otherwise provided hereon, is its nominal amount) or, in the case of a Note falling within paragraph (i) above, its final Instalment Amount.

(b) **Early Redemption:**

(i) *Zero Coupon Notes:*

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 5(c) or upon it becoming due and payable as provided in Condition 9 shall be the Amortised Face Amount (calculated as provided below) of such Note unless otherwise specified hereon.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown hereon, shall be such rate as would produce

an Amortised Face Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 5(c) or upon it becoming due and payable as provided in Condition 9 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Note becomes due and payable were the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 4(c).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown hereon.

(ii) *Other Notes:* The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 5(c) or upon it becoming due and payable as provided in Condition 9, shall be the Final Redemption Amount unless otherwise specified hereon.

(c) **Redemption for Taxation Reasons:** The Notes may be redeemed at the option of the Issuer in whole, but not in part, on any Interest Payment Date or, if so specified hereon, at any time, on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable) at their Early Redemption Amount (as described in Condition 5(b) above) (together with interest accrued to the date fixed for redemption), if (i) the Issuer satisfies the Trustee immediately before the giving of such notice that it has or will become obliged to pay additional amounts as described under Condition 7, as a result of any change in, or amendment to, the laws or regulations of The Netherlands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date in respect of the first Tranche of Notes of the relevant Series, and (ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due. Before the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer stating that the obligation referred to in (i) above cannot be avoided by the Issuer taking reasonable measures available to it and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above in which event it shall be conclusive and binding on Noteholders and Couponholders. A copy of such notice of redemption will be sent to the Luxembourg Stock Exchange prior to the date for such redemption.

(d) **Redemption at the Option of the Issuer and Exercise of Issuer's Options:** If Call Option is specified hereon, the Issuer may, on giving not less than 15 nor more than 30 days' irrevocable notice to the Noteholders (or such other notice period as may be specified hereon) redeem, or exercise any Issuer's option (as may be described hereon) in relation to, all or, if so provided, some of the Notes on any Optional Redemption Date or Option Exercise Date, as the case may be. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the minimum nominal amount to be redeemed specified hereon and no greater than the maximum nominal amount to be redeemed specified hereon. A copy of such notice of redemption will be sent to the Luxembourg Stock Exchange prior to the date for such redemption.

All Notes in respect of which any such notice is given shall be redeemed, or the Issuer's option shall be exercised, on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption or a partial exercise of an Issuer's option, the notice to Noteholders shall also contain the certificate numbers of the Notes to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place as the Trustee may approve and in such manner as it deems appropriate, subject to compliance with any applicable laws and stock exchange or other relevant authority requirements. So long as the Notes are listed on the Luxembourg Stock Exchange or any other stock exchange and the rules of the relevant stock exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published in a leading newspaper of general circulation in Luxembourg or as specified by such other stock exchange, a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered.

(e) **Redemption at the Option of Noteholders and Exercise of Noteholders' Options:** If Put Option is specified hereon, the Issuer shall, at the option of the holder of any such Note, upon the holder of such Note giving not less than 15 nor more than 30 days' notice to the Issuer (or such other notice period as may be specified hereon) redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption and shall notify the Luxembourg Stock Exchange thereof, prior to the date for such redemption.

To exercise such option or any other Noteholders' option that may be set out hereon (which must be exercised on an Option Exercise Date) the holder must deposit (i) such Note (together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent and (ii) a duly completed option exercise notice ("**Exercise Notice**") in the form obtainable from any Paying Agent, within the notice period. No Note so deposited and option exercised may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(f) **Partly Paid Notes:** Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition 5 and the provisions specified hereon.

(g) **Purchases:** The Issuer and any of its subsidiaries may at any time purchase Notes (provided that all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith) in the open market or otherwise at any price. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to the Issuing and Paying Agent for cancellation.

(h) **Cancellation:** All Notes purchased by or on behalf of the Issuer or any of its subsidiaries may be surrendered for cancellation by surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Issuing and Paying Agent and, if so surrendered, shall, together with all Notes redeemed by the Issuer, be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Notes shall be discharged.

6. **Payments and Talons**

(a) **Payments of principal and interest:** Payments of principal and interest shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 6(e)(vi)) or Coupons (in the case of interest, save as specified in Condition 6(e)(ii)), as the case may be, at the specified office of any Paying Agent outside the United States by a cheque payable in the relevant currency drawn on, or, at the option of the holder, by transfer to an account denominated in such currency with, a Bank. "Bank" means a bank in the principal financial centre for such currency or, in the case of euro, in a city in which banks have access to the TARGET System.

(b) **Payments in the United States:** Notwithstanding the foregoing, if any Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying

Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(c) **Payments subject to Fiscal Laws:** All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 7. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(d) **Appointment of Agents:** The Issuing and Paying Agent, the Paying Agents and the Calculation Agent initially appointed by the Issuer and their respective specified offices are listed below. The Issuing and Paying Agent, the Paying Agents and the Calculation Agent act solely as agents of the Issuer and do not assume any obligation or relationship of agency or trust for or with any Noteholder or Couponholder. The Issuer reserves the right at any time with the prior written approval of the Trustee to vary or terminate the appointment of the Issuing and Paying Agent, any other Paying Agent or the Calculation Agent(s) and to appoint additional or other Paying Agents, provided that the Issuer shall at all times maintain (i) an Issuing and Paying Agent, (ii) one or more Calculation Agent(s) where the Conditions so require, (iii) Paying Agents having specified offices in at least two major European cities (including Luxembourg) so long as the Notes are listed on the Luxembourg Stock Exchange, (iv) such other agents as may be required by any other stock exchange on which the Notes may be listed in each case, as approved in writing by the Trustee and (vi) a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26–27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent in New York City in respect of any Notes denominated in U.S. dollars in the circumstances described in paragraph (b) above.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders.

(e) **Unmatured Coupons and Receipts and unexchanged Talons:**

(i) Unless the Notes provide that the relative Coupons are to become void upon the due date for redemption of those Notes, Notes should be surrendered for payment together with all unmatured Coupons (if any) relating thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8).

(ii) If the Notes so provide, upon the due date for redemption of any Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Note that is redeemable in instalments, all Receipts relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons, and where any Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(vi) If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Note. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note.

(f) **Talons:** On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Note (but excluding any Coupons that may have become void pursuant to Condition 8), the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Issuing and Paying Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet).

(g) **Non-Business Days:** If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, "business day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as "Additional Financial Centres" hereon and:

(i) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency or

(ii) (in the case of a payment in euro) which is a TARGET Business Day.

**7. Taxation**

All payments of principal and interest by or on behalf of the Issuer in respect of the Notes, the Receipts and the Coupons shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within The Netherlands or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer shall pay such additional amounts as shall result in receipt by the Noteholders and Couponholders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) **Other connection:** to, or to a third party on behalf of, a holder who is liable to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with The Netherlands other than the mere holding of the Note, Receipt or Coupon or

(b) **Lawful avoidance of withholding:** to, or to a third party on behalf of, a holder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or other similar claim for exemption to any tax authority in the place where the relevant Note, Receipt or Coupon is presented for payment or

(c) **Presentation more than 30 days after the Relevant Date:** presented for payment more than 30 days after the Relevant Date except to the extent that the holder of it would have been entitled to such additional amounts on presenting it for payment on the thirtieth day or

(d) **Payment to individuals:** where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of

November 26–27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive or

(e) **Payment by another Paying Agent:** presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note, Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 5 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under this Condition or any undertaking given in addition to or in substitution for it under the Trust Deed.

## 8. Prescription

Claims against the Issuer for payment in respect of the Notes, Receipts and Coupons (which, for this purpose, shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

## 9. Events of Default

The Trustee at its discretion may, and if so requested in writing by holders of at least one-fifth in nominal amount of the Notes then outstanding or if directly requested by an Extraordinary Resolution of the Noteholders shall, give notice to the Issuer that the outstanding Notes are and they shall immediately become, due and payable at their Early Redemption Amount, together with accrued interest and costs:

(i) in the event of default in any payment on the Notes, if such default shall remain unremedied for a period of fifteen Business Days after notice in writing thereof is given by the Trustee to the Issuer; or

(ii) in the event of default in the due performance of any other provision of the Notes or the Trust Deed, if such default shall remain unremedied for a period of thirty Business Days after written notice thereof is given by the Trustee to the Issuer; or

(iii) in the event of bankruptcy (*faillissement*) of the Issuer or any Material Subsidiary or in the event that the Issuer or any Material Subsidiary files a petition for a moratorium (*surséance van betaling*); or

(iv) in the event of dissolution (*ontbinding*) of the Issuer or any Material Subsidiary prior to the payment of the Notes in full (except for (a) in any such case, a dissolution for the purpose of and followed by a reconstruction, reorganisation or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders, (b) in the case of the Issuer, the substitution in the place of the Issuer of a Substituted Obligor (as defined in the Trust Deed) the terms of which have previously been approved as aforesaid, or (c) in the case of a Material Subsidiary, whereby the undertaking and assets of the Material Subsidiary are transferred to or otherwise vested in the Issuer or another of its subsidiaries); or

(v) in the event of default of the Issuer or any Material Subsidiary as to due and punctual payment of principal, premium (if any) or interest on any Indebtedness of the Issuer or any Material Subsidiary, as and when the same shall become due and payable, if such default shall continue for more than the longer of (i) fifteen days or (ii) the period of grace (if any)

specified in the terms thereof, and the time for payment of such principal, premium (if any) and interest has not been validly extended,

provided that in the case of the happening of any of the events mentioned in paragraph (ii), only if the Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Noteholders.

**10. Meetings of Noteholders, Modification, Waiver and Substitution**

(a) Meetings of Noteholders: The Trust Deed contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Trust Deed) of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by Noteholders holding not less than 10% in nominal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to amend the dates of maturity or redemption of the Notes, any Instalment Date or any date for payment of interest or Interest Amounts on the Notes, (ii) to reduce or cancel the nominal amount of, or any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the rate or rates of interest in respect of the Notes or to vary the method or basis of calculating the rate or rates or amount of interest or the basis for calculating any Interest Amount in respect of the Notes, (iv) if a Minimum and/or a Maximum Rate of Interest, Instalment Amount or Redemption Amount is shown hereon, to reduce any such Minimum and/or Maximum, (v) to vary any method of, or basis for, calculating the Final Redemption Amount, the Early Redemption Amount or the Optional Redemption Amount, including the method of calculating the Amortised Face Amount, (vi) to vary the currency or currencies of payment or denomination of the Notes, (vii) to take any steps that as specified hereon may only be taken following approval by an Extraordinary Resolution to which the special quorum provisions apply, or (viii) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass the Extraordinary Resolution, in which case the necessary quorum shall be two or more persons holding or representing not less than 75%, or at any adjourned meeting not less than 25%, in nominal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

*These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the relevant Pricing Supplement in relation to such Series.*

(b) **Modification of the Trust Deed:** The Trustee may agree, without the consent of the Noteholders or Couponholders, to (i) any modification of any of the provisions of the Trust Deed that is of a formal, minor or technical nature or is made to correct a manifest error, and (ii) any other modification (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed that is in the opinion of the Trustee not materially prejudicial to the interests of the Noteholders. Any such modification, authorisation or waiver shall be binding on the Noteholders and the Couponholders and, if the Trustee so requires, such modification shall be notified to the Noteholders as soon as practicable.

(c) **Substitution:** The Trust Deed contains provisions permitting the Trustee to agree, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require, but without the consent of the Noteholders or the Couponholders, to the substitution of the Issuer's successor in business or any Subsidiary of the Issuer or its successor in business in place of the Issuer, or of any previous substituted company, as principal debtor under the Trust Deed and the Notes. In the case of such a substitution the Trustee may agree, without the consent of the Noteholders or the Couponholders, to a change of the law governing the Notes, the Receipts, the Coupons, the Talons and/or the Trust Deed provided that such

change would not in the opinion of the Trustee be materially prejudicial to the interests of the Noteholders.

(d) **Entitlement of the Trustee:** In connection with the exercise by the Trustee of any of its trusts, powers, authorities and discretions under the Trust Deed (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class and shall not have regard to any interests arising from circumstances particular to individual Noteholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political subdivision thereof and the Trustee shall not be entitled to require, nor shall any Noteholder or Couponholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking given in addition thereto or in substitution therefor under the Trust Deed.

### 11. Enforcement

At any time after the Notes become due and payable, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce the terms of the Trust Deed, the Notes, the Receipts and the Coupons, but it need not take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution or so requested in writing by Noteholders holding at least one-fifth in nominal amount of the Notes outstanding, and (b) it shall have been indemnified to its satisfaction. No Noteholder, Receiptholder or Couponholder may proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

### 12. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility. The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit.

### 13. Replacement of Notes, Receipts, Coupons and Talons

If a Note, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange or other relevant authority regulations, at the specified office of the Issuing and Paying Agent in Luxembourg or such other Paying Agent, as the case may be, as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Note, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Issuer by the relevant Noteholder on demand the amount payable by the Issuer in respect of such Notes, Receipts, Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

### 14. Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further securities either having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Notes) or upon such terms as the Issuer may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a single series with the Notes. Any further securities forming a single series with the outstanding securities of any series (including the Notes)

constituted by the Trust Deed or any deed supplemental to it shall, and any other securities may (with the consent of the Trustee), be constituted by the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of securities of other series where the Trustee so decides.

**15. Notices**

Notices to Noteholders shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*) and so long as the Notes are listed on the Luxembourg Stock Exchange, in a daily newspaper with general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*). If in the opinion of the Trustee any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made, as provided above.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to Noteholders in accordance with this Condition.

**16. Contracts (Rights of Third Parties) Act 1999**

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

**17. Governing Law and Jurisdiction**

(a) **Governing Law:** The Trust Deed, the Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, English law.

(b) **Jurisdiction:** The Courts of England are to have jurisdiction to settle any disputes that may arise out of or in connection with any Notes, Receipts, Coupons or Talons and accordingly any legal action or proceedings arising out of or in connection with any Notes, Receipts, Coupons or Talons ("**Proceedings**") may be brought in such courts. The Issuer has in the Trust Deed irrevocably submitted to the jurisdiction of such courts.

(c) **Service of Process:** The Issuer has irrevocably appointed an agent in England to receive, for it and on its behalf, service of process in any Proceedings in England.

## SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

### Initial Issue of Notes

Upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream, Luxembourg (the "Common Depositary"), Euroclear or Clearstream, Luxembourg will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid.

Notes that are initially deposited with the Common Depositary may also be credited to the accounts of subscribers with (if indicated in the relevant Pricing Supplement) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

### Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system as the holder of a Note represented by a Global Note must look solely to Euroclear, Clearstream, Luxembourg or such clearing system (as the case may be) for his share of each payment made by the Issuer to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg, or such clearing system (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Issuer will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

### Exchange

#### Temporary Global Notes

Each temporary Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date:

(i) if the relevant Pricing Supplement indicates that such Global Note is issued in compliance with the C Rules or in a transaction to which TEFRA is not applicable (as to which, see "Summary of the Programme - Selling Restrictions"), in whole, but not in part, for the Definitive Notes defined and described below and

(ii) otherwise, in whole or in part upon certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement for interests in a permanent Global Note or, if so provided in the relevant Pricing Supplement, for Definitive Notes.

#### Permanent Global Notes

Each permanent Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not in part for Definitive Notes:

(i) by the Issuer giving notice to the Noteholders, the Issuing and Paying Agent and the Trustee of its intention to effect such exchange, unless principal in respect of any Notes is not paid when due

(ii) otherwise, if the permanent Global Note is held on behalf of Euroclear or Clearstream, Luxembourg or any other clearing system (an "Alternative Clearing System") and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or in fact does so.

#### Delivery of Notes

On or after any due date for exchange the holder of a Global Note may surrender such Global Note to or to the order of the Issuing and Paying Agent. In exchange for any Global Note to be exchanged, the Issuer will (i) in the case of a temporary Global Note exchangeable for a permanent Global Note, deliver, or procure the delivery of, a permanent Global Note in an aggregate nominal

amount equal to that of the whole or that part of a temporary Global Note that is being exchanged or, in the case of a subsequent exchange, endorse, or procure the endorsement of, a permanent Global Note to reflect such exchange or (ii) in the case of a Global Note exchangeable for Definitive Notes, deliver, or procure the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Notes. In this Offering Circular, "Definitive Notes" means, in relation to any Global Note, the definitive Notes for which such Global Note may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Global Note and a Talon). Definitive Notes will be security printed in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the Schedules to the Trust Deed. On exchange in full of each permanent Global Note, the Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

#### Exchange Date

"Exchange Date" means, in relation to a temporary Global Note, the day falling after the expiry of 40 days after its issue date and, in relation to a permanent Global Note, a day falling not less than 60 days, or in the case of failure to pay principal in respect of any Notes when due (where such failure is continuing beyond any applicable grace period) 30 days, after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Issuing and Paying Agent is located and in the city in which the relevant clearing system is located.

### Amendment to Conditions

The temporary Global Notes and permanent Global Notes contain provisions that apply to the Notes that they represent, some of which modify the effect of the terms and conditions of the Notes set out in this Offering Circular. The following is a summary of certain of those provisions:

#### Payments

No payment falling due after the Exchange Date will be made on any Global Note unless exchange for an interest in a permanent Global Note or for Definitive Notes is improperly withheld or refused. Payments on any temporary Global Note issued in compliance with the D Rules before the Exchange Date will only be made against presentation of certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement. All payments in respect of Notes represented by a Global Note will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed on each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes. Condition 6(d)(vi) and Condition 7(e) will apply to the Definitive Notes only.

#### Prescription

Claims against the Issuer in respect of Notes that are represented by a permanent Global Note will become void unless it is presented for payment within a period of 10 years (in the case of principal) and 5 years (in the case of interest) from the appropriate Relevant Date (as defined in Condition 7).

#### Meetings

The holder of a permanent Global Note shall (unless such permanent Global Note represents only one Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of Noteholders and, at any such meeting, the holder of a permanent Global Note shall be treated as having one vote in respect of each minimum Specified Denomination of Notes for which such Global Note may be exchanged.

#### Cancellation

Cancellation of any Note represented by a permanent Global Note that is required by the Conditions to be cancelled (other than upon its redemption) will be effected by reduction in the nominal amount of the relevant permanent Global Note.

### Purchase

Notes represented by a permanent Global Note may only be purchased by the Issuer or any of its subsidiaries if they are purchased together with the rights to receive all future payments of interest and Instalment Amounts (if any) thereon.

### Issuer's Option

Any option of the Issuer provided for in the Conditions of any Notes while such Notes are represented by a permanent Global Note shall be exercised by the Issuer giving notice to the Noteholders within the time limits set out in and containing the information required by the Conditions, except that the notice shall not be required to contain the serial numbers of Notes drawn in the case of a partial exercise of an option and accordingly no drawing of Notes shall be required. In the event that any option of the Issuer is exercised in respect of some but not all of the Notes of any Series, the rights of accountholders with a clearing system in respect of the Notes will be governed by the standard procedures of Euroclear, Clearstream, Luxembourg or any other clearing system (as the case may be).

### Noteholders' Options

Any option of the Noteholders provided for in the Conditions of any Notes while such Notes are represented by a permanent Global Note may be exercised by the holder of the permanent Global Note giving notice to the Issuing and Paying Agent within the time limits relating to the deposit of Notes with a Paying Agent set out in the Conditions substantially in the form of the notice available from any Paying Agent, except that the notice shall not be required to contain the serial numbers of the Notes in respect of which the option has been exercised, and stating the nominal amount of Notes in respect of which the option is exercised and at the same time presenting the permanent Global Note to the Issuing and Paying Agent, or to a Paying Agent acting on behalf of the Issuing and Paying Agent, for notation.

### Trustee's Powers

In considering the interests of Noteholders while any Global Note is held on behalf of a clearing system, the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to such Global Note and may consider such interests as if such accountholders were the holders of the Notes represented by such Global Note.

### Notices

So long as any Notes are represented by a Global Note and such Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Conditions or by delivery of the relevant notice to the holder of the Global Note, except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*).

### Partly Paid Notes

The provisions relating to Partly Paid Notes are not set out in this Offering Circular, but will be contained in the relevant Pricing Supplement and thereby in the Global Notes. While any instalments of the subscription moneys due from the holder of Partly Paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for an interest in a permanent Global Note or for Definitive Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly Paid Notes within the time specified, the Issuer may forfeit such Notes and shall have no further obligation to their holder in respect of them.

## USE OF PROCEEDS

The net proceeds from each issue of Notes by the Issuer under the Programme will be applied by the Issuer for its general corporate purposes.

Certain, but not all, amounts in this Offering Circular have been converted into euro. The conversion rates between the euro and the national currencies of participating member states were irrevocably fixed on January 1, 1999. Since January 1, 1999, the value of the national currency of a country participating in the Economic and Monetary Union, or EMU, in the national currency of another country (whether a participating member state or not) may be determined only through the bilateral conversion method, *i.e.*, by converting the first currency into euro and then converting this euro equivalent into the second currency.

We have historically published our financial statements in Dutch Guilders, or NLGs (and, since January 1, 1999, in euro), and ACNielsen has historically published its consolidated financial statements in U.S. dollars.

In each of the two financial years ended December 31, 1999 and 1998 we organised our operations through five business groups: Consumer Magazines; Telephone Directories and Information Services (or World Directories); Business Information Europe; Business Information USA; and Educational Publishing. Following the acquisition of Nielsen Media Research, completed in October 1999, the activities formerly undertaken through our Business Information Europe and Business Information USA groups were reorganised along product rather than geographic lines into our Marketing Information and Business Information groups. In addition, our other business groups were re-named. Consumer Magazines became Consumer Information (reflecting our range of activities in addition to magazines); World Directories became Directories; and Educational Publishing became Educational Information. The reorganisation and re-naming has been undertaken in order to more appropriately reflect our business mix at that time. Our audited consolidated financial statements for the financial year ended December 31, 2000 are the first audited financial statements published by us which reflect the reorganisation and re-naming described above. During 2001, we also changed the name of the Marketing Information group to the Marketing and Media Information group.

Our audited and unaudited consolidated financial information included in this Offering Circular has been prepared and is presented in accordance with Dutch GAAP. The separate audited consolidated financial information relating to ACNielsen included in this Offering Circular is prepared and presented in accordance with U.S. GAAP. Significant differences exist between Dutch GAAP and U.S. GAAP which might be material to the financial information contained in this Offering Circular. We have not quantified these differences, nor prepared combined or consolidated financial statements under U.S. GAAP, nor undertaken a reconciliation of Dutch GAAP and U.S. GAAP financial statements. Had we undertaken any such quantification or preparation or reconciliation, potentially significant accounting and disclosure differences might have come to our attention which are not identified in this Offering Circular. Finally, no attempt has been made to identify future differences between Dutch GAAP and U.S. GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

Certain figures in this Offering Circular have been subject to rounding adjustments. Accordingly, totals may not add due to rounding.

Throughout this Offering Circular, we have used industry data and projections obtained from industry surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified the data or determined the reasonableness of any such assumptions.

The table below presents our capitalisation at June 30, 2001 on (1) an actual basis, (2) as adjusted for the divestiture of the Educational Information group and (3) as further adjusted for the divestiture of the Consumer Information group, in each case as though the relevant transaction had occurred on June 30, 2001.

The information set out below has been prepared on the basis of Dutch GAAP at June 30, 2001. You should read this table together with our interim and historical consolidated financial statements, including the notes to those financial statements, appearing elsewhere in this Offering Circular.

| | Actual | Adjusted for divestiture of the Educational Information group | Further adjusted for divestiture of the Consumer Information group |
|---|---|---|---|
| | | (€ in millions) | |
| Cash | 730 | 730 | 730 |
| Short-term debt | 3,005 | 2,820(3) | 1,742(5) |
| Long-term debt | 2,939 | 2,939 | 2,907 |
| Subordinated loans | 492 | 492 | 992 |
| Minority interests | 158 | 158 | 151 |
| Shareholders' equity: | | | |
| Common shares(1) | 47 | 47 | 47 |
| Other(2) | 3 | 3 | 3 |
| Additional paid-in capital | 2,066 | 2,066 | 2,066 |
| Retained earnings | 2,014 | 2,154(4) | 3,094(6) |
| Total shareholders' equity | 4,130 | 4,270 | 5,210 |
| Total capitalisation | 10,724(7) | 10,679 | 10,502 |

(1) As at June 30, 2001, there were 237,617,666 common shares outstanding with a nominal value of €0.20 per share, and 300,000,000 common shares authorised.

(2) As at June 30, 2001, there were 500 priority shares outstanding of 500 authorised and 150,000 7% preferred shares outstanding of 150,000 authorised, each with a nominal value of €8 per share, and 7,200,000 cumulative preferred class B shares of nominal value €0.20 each outstanding of 50,000,000 authorised. In addition, 8,900,500 preferred class A shares of nominal value €8 each are authorised, of which none are outstanding.

(3) Reflects the partial repayment of our 364-day bridge loan facility with Merrill Lynch of $3 billion aggregate amount, or the ACNielsen Bridge Loan.

(4) Reflects the addition to retained earnings of the estimated book gain as a result of the divestiture of the Educational Information group.

(5) Reflects the partial repayment of the ACNielsen Bridge Loan.

(6) Reflects the addition to retained earnings of the estimated book gain as a result of the divestiture of the Consumer Information group.

(7) There has been no material change in our total capitalisation since June 30, 2001 other than as referred to in the table above in respect of the divestitures of the Educational Information group and the Consumer Information group, completed on August 28, 2001 and October 1, 2001, respectively.

The following table sets out certain additional information regarding changes in our share capital:

| | Six months ended June 30, | Year ended December 31, | | |
|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998[1] |
| | (€ in thousands) | (€ in thousands) | | |
| Capital stock: | | | | |
| Balance at January 1 | 49,762 | 45,137 | 44,437 | 44,362 |
| Issue of new shares | 406 | 4,625 | 5,975 | 75 |
| Effect of conversion of nominal value of shares from Dutch Guilders to euro | — | — | (5,275) | — |
| Balance at December 31 | — | 49,762 | 45,137 | 44,437 |
| Balance at June 30 | 50,168 | — | — | — |
| Issued: | | | | |
| Common shares[2],[3] | 47,524 | 47,118 | 43,933 | 43,071 |
| Priority shares | 4 | 4 | 4 | 5 |
| 7% preferred shares | 1,200 | 1,200 | 1,200 | 1,361 |
| Cumulative preferred class B shares | 1,440 | 1,440 | — | — |
| Balance at December 31 | — | 49,762 | 45,137 | 44,437 |
| Balance at June 30 | 50,168 | — | — | — |
| Additional paid-in capital: | | | | |
| Balance at January 1 | 2,050,466 | 1,083,821 | 92,470 | 87,816 |
| Changes | 16,047 | 966,645 | 991,351 | 4,654 |
| Balance at December 31 | — | 2,050,466 | 1,083,821 | 92,470 |
| Balance at June 30 | 2,066,513 | — | — | — |
| Legal reserve: | | | | |
| Balance at January 1 | 30,387 | 29,595 | 16,701 | 13,377 |
| Changes | 3,970 | 792 | 12,894 | 3,324 |
| Balance at December 31 | — | 30,387 | 29,595 | 16,701 |
| Balance at June 30 | 34,357 | — | — | — |
| Retained earnings: | | | | |
| Balance at January 1 | 1,616,399 | 675,773 | 424,758 | 257,235 |
| Changes | 362,843 | 940,626 | 251,015 | 167,523 |
| Balance at December 31 | — | 1,616,399 | 675,773 | 424,758 |
| Balance at June 30 | 1,979,242 | — | — | — |

(1) Amounts before January 1, 1999 have been converted from Dutch Guilders to euro at NLG2.20371 per euro.

(2) Total number of common shares outstanding at December 31: 2000-235,588,332; 1999-219,664,888; 1998-189,833,600.

(3) Total number of common shares outstanding at June 30, 2001: 237,617,666.

## BUSINESS OF VNU N.V.

## General

We are a leading international media and information group and in the year ended December 31, 2000 we had consolidated net revenues of more than €3.3 billion. We currently conduct our business activities in more than 100 countries worldwide and employ approximately 40,000 people worldwide (after giving effect to the divestitures of the Consumer Information and Educational Information groups, we employ approximately 36,000 people). Our common shares are a constituent of the AEX index of leading Netherlands-based stocks and are listed on Euronext Amsterdam, Euronext Brussels and the Luxembourg Stock Exchange.

On February 16, 2001, we completed the acquisition of ACNielsen and are incorporating it into the activities of our Marketing and Media Information group. The section "—Marketing and Media Information" excludes information for ACNielsen. You should read the section "—ACNielsen Corporation".

After the divestiture of the Consumer Information group, we have three business groups:

- *Marketing and Media Information*. We collect, process and analyse data to provide clients with marketing information for use in their identification, attraction and retention of customers.

  The main subsidiaries in this group are: ACNielsen Corporation, Nielsen Media Research, inc., VNU Marketing Information, inc., The National Research Group, inc. (NRG), Spectra Marketing Systems, inc., Claritas, inc., VNU Marketing Information Europe and Claritas (UK) ltd.

- *Business Information*. We connect buyers, sellers and other participants in specified industry segments through a variety of products, including trade publications, trade shows and related conferences and seminars and Internet sites.

  The main subsidiaries in this group are: VNU Business Media, inc., BPI Communications, inc., Bill Communications, inc., VNU Expositions, inc., VNU Business Publishing Europe ltd, VNU Business Publications bv (The Netherlands) and VNU Business Publications ltd (United Kingdom).

- *Directories*. We operate a telephone directories and information services business, producing business and residential directories in a number of languages, in print, CD-ROM and on-line formats.

  The main subsidiaries in this group are: VNU World Directories, inc., Gouden Gids bv, Promedia gcv and Paginas Amarelas sa.

We completed the divestitures of our Educational Information group and our Consumer Information group on August 28, 2001 and October 1, 2001, respectively.

In each of the two financial years ended December 31, 1999 and 1998, we organised our operations through five business groups: Consumer Magazines; Telephone Directories and Information Services (or World Directories); Business Information Europe; Business Information USA; and Educational Publishing. In 1999, we also had an additional group, Newspapers, which we divested in March 2000 to finance the acquisition of Nielsen Media Research. As a result of the acquisition of Nielsen Media Research, effective January 1, 2000, the activities formerly undertaken through the Business Information Europe and Business Information USA groups were reorganised along product rather than geographic lines into the Marketing Information and Business Information groups. In addition, our other business groups were re-named. Consumer Magazines became Consumer Information; World Directories became Directories; and Educational Publishing became Educational Information. The reorganisation and re-naming was intended to reflect more accurately our current business mix. During 2001, we also changed the name of the Marketing Information group to the Marketing and Media Information group. For internal purposes, the Marketing and Media Information group has, in turn, been divided into two units—the Marketing Information group and the Media Measurement & Information group.

The tables below set out the respective amounts and percentage contributions of each of our business groups to our consolidated net revenues and our total operating income (including equity in operating income of non-consolidated subsidiaries) for the periods indicated:

| Net Revenues[(1)] | Year ended December 31, 2000 Amount | 2000 % | 1999 Amount | 1999 % |
|---|---|---|---|---|
| | (€ in millions, except for percentages) | | | |
| Marketing and Media Information | 1,107 | 33 | 554 | 20 |
| Business Information | 911 | 27 | 645 | 23 |
| Directories | 433 | 13 | 414 | 15 |
| Consumer Information | 823 | 24 | 732 | 26 |
| Educational Information | 76 | 2 | 69 | 2 |
| Other[(2)] | 35 | 1 | 395 | 14 |
| Total | 3,385 | 100% | 2,809 | 100% |

| Total Operating Income[(1)] | Year ended December 31, 2000 Amount | 2000 % | 1999 Amount | 1999 % |
|---|---|---|---|---|
| | (€ in millions, except for percentages) | | | |
| Marketing and Media Information | 211 | 29 | 88 | 15 |
| Business Information | 165 | 23 | 122 | 20 |
| Directories | 236 | 32 | 224 | 37 |
| Consumer Information | 137 | 19 | 122 | 20 |
| Educational Information | 17 | 2 | 15 | 2 |
| Other[(2)] | (37) | (5) | 33 | 6 |
| Total | 729 | 100% | 604 | 100% |

| Net Revenues[(1),(3)] | Six months ended June 30, 2001 Amount | 2001 % | 2000 Amount | 2000 % |
|---|---|---|---|---|
| | (€ in millions, except for percentages) | | | |
| Marketing and Media Information | 1,236 | 52 | 491 | 32 |
| Business Information | 523 | 22 | 414 | 27 |
| Directories | 199 | 8 | 202 | 13 |
| Consumer Information | 400 | 17 | 403 | 26 |
| Educational Information | 34 | 1 | 28 | 2 |
| Other[(2)] | — | — | 5 | — |
| Total | 2,392 | 100% | 1,543 | 100% |

| Total Operating Income[(1),(3)] | Six months ended June 30, 2001 Amount | 2001 % | 2000 Amount | 2000 % |
|---|---|---|---|---|
| | (€ in millions, except for percentages) | | | |
| Marketing and Media Information | 159 | 40 | 55 | 17 |
| Business Information | 96 | 24 | 93 | 29 |
| Directories | 100 | 25 | 110 | 35 |
| Consumer Information | 46 | 12 | 65 | 21 |
| Educational Information | 3 | 1 | 3 | 1 |
| Other[(2)] | (6) | (2) | (10) | (3) |
| Total | 398 | 100% | 316 | 100% |

(1) Reflects the organisation of our operations in the six months ended June 30, 2001 and the financial years ended December 31, 2000 and 1999 based on the split of our professional

information activities into the Marketing and Media Information group and the Business Information group.

(2) Consists of net revenues and total operating income from miscellaneous operating activities, costs relating to the headquarter offices and, in 1999, from our Newspapers group which was divested in March 2000.

(3) Organic growth of net revenues (that is, net revenue growth excluding the effects of acquisitions, including ACNielsen) and excluding the effect of disposals in this period compared with the six months ended June 30, 2000 was one per cent. Excluding currency effects, organic net revenues declined by two per cent. Total organic operating income in the same period declined by 14 per cent. (or 17 per cent. excluding currency effects). This low or negative organic growth principally reflects a significant decline in advertising revenues from the Business Information group, which in turn stemmed from a slowing U.S. economy. These organic growth figures are not representative of our new portfolio, which has improved our potential for organic growth. This improvement is not evident in the first half 2001 organic growth figures, since the organic growth of acquired companies is not reflected in these figures. The most significant acquisition is ACNielsen, which realised organic revenue growth of seven per cent. expressed in local currency during the first half of 2001. In addition, these figures still include the decline in results of the Consumer Information group.

The table below sets out the percentage of our consolidated net revenues attributable to each of our principal geographic markets:

| | Year ended December 31, | | |
|---|---|---|---|
| Market | 2000 | 1999 | 1998 |
| The Netherlands | 28 | 44 | 48 |
| United States | 46 | 30 | 25 |
| Belgium | 11 | 13 | 12 |
| United Kingdom | 6 | 6 | 7 |
| Other | 9 | 7 | 8 |
| Total | 100% | 100% | 100% |

The following table shows certain information with regard to our major subsidiaries and affiliates as at March 13, 2001:

| Name | Percentage of issued voting share capital owned or controlled, directly or indirectly, by us (per cent.) | Principal business |
|---|---|---|
| ACNielsen Corporation | 100 | Marketing Information |
| Nielsen Media Research, inc. | 100 | Marketing Information |
| NetRatings, inc. | 64 | Marketing Information |
| VNU Marketing Information, inc. | 100 | Marketing Information |
| Interactive Market Systems, inc. (IMS) | 100 | Marketing Information |
| Interactive Market Systems (U.K.) ltd. | 100 | Marketing Information |
| Marketing Resources Plus (MRP) | 100 | Marketing Information |
| Adman/AMS | 100 | Marketing Information |
| MediaPlan | 100 | Marketing Information |
| PERQ/HCI Research Corporation | 80 | Marketing Information |
| Scarborough Research | 49.5 | Marketing Information |
| Aircheck International, ltd. | 51 | Marketing Information |
| Broadcast Data Systems, llc (BDS) | 100 | Marketing Information |
| Entertainment Marketing Information Services | 100 | Marketing Information |
| The National Research Group, inc. (NRG) | 100 | Marketing Information |
| BookScan | 100 | Marketing Information |
| Soundata | 100 | Marketing Information |
| SoundScan | 100 | Marketing Information |
| VideoScan | 100 | Marketing Information |
| Video Monitoring Services of America/VMS LP | 43 | Marketing Information |

| Name | Percentage of issued voting share capital owned or controlled, directly or indirectly, by us | Principal business |
|---|---|---|
| | (per cent.) | |
| Spectra Marketing Systems, inc. | 100 | Marketing Information |
| Claritas, inc. | 100 | Marketing Information |
| Trade Dimensions/National Research Bureau (NRB) | 100 | Marketing Information |
| Solucient | 36.4 | Marketing Information |
| Valassis Retail Marketing Systems llc (VRMS) | 19 | Marketing Information |
| SRDS, inc. | 100 | Marketing Information |
| VNU Marketing Information Europe & Asia | 100 | Marketing Information |
| Claritas Data+Services gesmbh | 100 | Marketing Information |
| Claritas Deutschland Data+Services gmbh | 100 | Marketing Information |
| Claritas sa | 100 | Marketing Information |
| Claritas Marketing Information Services ag | 100 | Marketing Information |
| Claritas (UK) ltd. | 100 | Marketing Information |
| Claritas Nederland bv | 100 | Marketing Information |
| VNU Claritas España sa | 100 | Marketing Information |
| Trade Dimensions (Deutschland) gmbh | 100 | Marketing Information |
| VNU Directview bv | 100 | Marketing Information |
| ORG-MARG (India) ltd. | 96 | Marketing Information |
| Claritas Polska sp.zo.o | 90 | Marketing Information |
| Altwood Systems ltd. | 70 | Marketing Information |
| Claritas (Portugal) Precision Marketing Ida | 62.5 | Marketing Information |
| ORG-MARG (Nepal) Research ltd. | 60 | Marketing Information |
| ORG-MARG (Bangladesh) Research ltd. | 51 | Marketing Information |
| ORG-MARG (Sri Lanka) Research ltd. | 51 | Marketing Information |
| Claritas Micromarketing ab | 50.1 | Marketing Information |
| Abacus Europe Direct bv | 50 | Marketing Information |
| Naviant Europe | 50 | Marketing Information |
| BPK Groep bv | 33 | Marketing Information |
| Claritas Italia srl | 30 | Marketing Information |
| EuroClix bv | 22.5 | Marketing Information |
| VNU Business Media, inc. | 100 | Business Information |
| BPI Communications, inc. | 100 | Business Information |
| Sunshine Group Worldwide llc | 65 | Business Information |
| Bill Communications, inc. | 100 | Business Information |
| VNU eMedia, inc. | 100 | Business Information |
| VNU Expositions, inc. | 100 | Business Information |
| VNU Business Publishing Europe ltd. | 100 | Business Information |
| Global Media Europe ltd. | 100 | Business Information |
| Global Media USA llc | 100 | Business Information |
| Learned Information (Europe) ltd. | 100 | Business Information |
| VNU Business Publications bv | 100 | Business Information |
| VNU Business Publications Deutschland gmbh | 100 | Business Information |
| VNU Business Publications Italia srl | 100 | Business Information |
| VNU Business Publications ltd. | 100 | Business Information |
| VNU Business Publications nv | 100 | Business Information |
| VNU Publications France sa | 100 | Business Information |
| Array Publications bv | 85 | Business Information |
| VNU Business Publications España sa | 75 | Business Information |
| Newmonday.com nv | 50 | Business Information |
| Newmonday.com ltd. | 50 | Business Information |
| VNU World Directories, inc. | 100 | Directories |
| Gouden Gids bv | 100 | Directories |
| Promedia gcv | 100 | Directories |
| VNU Publitec Research & Development bv | 100 | Directories |
| Paginas Amarelas sa | 50 | Directories |

| Name | Percentage of issued voting share capital owned or controlled, directly or indirectly, by us | Principal business |
|---|---|---|
| | (per cent.) | |
| AXESA Información Incorporado | 40 | Directories |
| Golden Pages Ltd. | 37 | Directories |
| Telkom Directory Services (Pty) ltd. | 35.1 | Directories |
| VNU Tijdschriften bv | 100 | Consumer Information |
| Accres Uitgevers bv | 100 | Consumer Information |
| Geomatic International bv | 100 | Consumer Information |
| Home and Garden bv | 100 | Consumer Information |
| MediaNet bv | 100 | Consumer Information |
| RCV Entertainment bv | 100 | Consumer Information |
| Startpagina bv | 100 | Consumer Information |
| Uitgeverij Veldhuis bv | 100 | Consumer Information |
| Uitgeverij Woudestein bv | 100 | Consumer Information |
| HPR Holding bv | 75 | Consumer Information |
| Top Santé vof | 60 | Consumer Information |
| ilse media groep | 58.7 | Consumer Information |
| Uitgeverij Big Balloon bv | 52 | Consumer Information |
| Geïllustreerde Pers/Marie Claire vof | 50 | Consumer Information |
| Medical Media bv | 50 | Consumer Information |

Recent Developments

On December 18, 2000, we announced our cash tender offer for ACNielsen of $36.75 per share with an aggregate value of approximately $2.3 billion, or approximately €2.6 billion. ACNielsen is a worldwide leader in the retail measurement and consumer panel data of fast moving consumer goods servicing the information needs of large multinational clients on six continents, as well as local clients. ACNielsen is also a leading source of television audience measurement and international Internet ratings in many countries outside the United States. To finance this transaction, we arranged the ACNielsen Bridge Loan, which must be repaid by December 16, 2001.

In connection with our acquisition of ACNielsen, we also announced on December 18, 2000, that we intended to consider the sales of our Consumer Information and Educational Information groups. Merrill Lynch International and Deutsche Bank AG London were the advisors in connection with the sale of our Consumer Information group which was completed on October 1, 2001. ABN AMRO Rothschild advised us in connection with the sale of our Educational Information group which was completed on August 28, 2001.

On December 19, 2000, Standard and Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., or Standard & Poor's, announced that it had placed its BBB+ rating on our long term unsubordinated debt obligations on negative outlook and CreditWatch.

On January 19, 2001, we announced that we had increased our interest in Entertainment Marketing Information Services in White Plains, New York from 60% to 100%. Entertainment Marketing Information Services tracks and reports retail sales of audio and video entertainment products as well as book sales, and supplies sales information to the entertainment and publishing industries.

On February 16, 2001, we announced that we had acquired ACNielsen. The activities of ACNielsen are being integrated into our Marketing and Media Information group.

On February 26, 2001, we announced our decision to exercise the early redemption option on our NLG750 million aggregate principal amount of 2.75% convertible subordinated bonds due 2005, or the 2.75% convertible subordinated bonds, effective on April 17, 2001.

On April 5, 2001, we announced that 11% (or NLG78 million) of the aggregate value of our 2.75% convertible subordinated bonds had been offered for conversion into common shares and the balance of NLG672 million, or €305 million, was to be redeemed in cash on April 17, 2001. We arranged a credit facility of €340 million, to be repaid by December 28, 2001, in order to finance this cash redemption. Also on April 5, we announced our intention to issue a new convertible bond.

On April 5, 2001, Moody's Investors Service, Inc., or Moody's, placed its A3 rating on our long term unsubordinated debt obligations under review for possible downgrade.

On April 17, 2001 our shareholders approved a final dividend in respect of the year 2000 of €0.40 per common share. Shareholders could alternatively elect to receive a stock dividend to be calculated based on the average closing price for our common shares on Euronext Amsterdam on April 25, 26 and 27, 2001.

On April 27, 2001, this stock dividend was established as one common share for every 115 common shares held. Holders representing approximately 44% of our outstanding common shares elected to receive a stock dividend, with an aggregate value of approximately €41 million. We paid this stock dividend, and a cash dividend of an aggregate amount of approximately €53 million, on May 2, 2001.

On May 18, 2001, we completed the offering of €1,150,000,000 aggregate principal amount of 1.75% convertible unsubordinated bonds due 2006. The proceeds of this offering were used to partly repay the ACNielsen Bridge Loan.

On July 20, 2001, we signed a definitive agreement to sell our Consumer Information group to the Finnish media group, SanomaWSOY, for €1.25 billion. We completed this transaction on October 1, 2001. The proceeds of this divestiture will be used to partly repay the ACNielsen Bridge Loan.

On July 25, 2001, Standard & Poor's affirmed that its BBB+ rating on our long term unsubordinated debt obligations remained on negative outlook and Credit Watch, pending the disposal of our Consumer Information group.

On July 26, 2001, Moody's downgraded the rating on our long term unsubordinated debt obligations from A3 to Baa1. Moody's stated that the outlook is stable.

On August 3, 2001, our Business Information division in Europe agreed to acquire the European operations of Imark Communications for €18.5 million. Imark Communications produces technology exhibitions and seminars for specific industries.

On August 6, 2001, we signed a definitive agreement to sell our Educational Information group (consisting of L.C.G. Malmberg B.V. in The Netherlands and Uitgeverij Van In N.V. in Belgium), to 3i Group and the Educational Information group's management team. The total amount involved in this transaction was approximately €195 million. We completed this transaction on August 28, 2001 and the net proceeds were used to partly repay the ACNielsen bridge loan.

On August 22, 2001 we published our interim results for 2001 and mentioned in the section entitled "Prospects" that we expect for 2001 as a whole, on the basis of prevailing exchange rates, cash earnings per share—earnings per share before goodwill amortization and extraordinary items—to increase by at least 5%.

Also on August 22, 2001 we declared an interim dividend in respect of the year 2001 of €0.12 per common share. The award of the interim dividend per share of €0.12 is the same as the interim dividend paid in 2000. Shareholders could alternatively elect to receive a stock dividend to be calculated based on the average closing price for our common shares on Euronext Amsterdam on August 30, August 31 and September 3, 2001.

On August 24, 2001, we announced that the Board of Supervisory Directors intends to appoint Mr. M.P. Connors to the Executive Board and that Mr. G.S. Hobbs has been appointed Vice Chairman of the Executive Board. Mr. T.G.G. Bouwman will leave the Executive Board upon the completion of the sale of the Consumer Information group to the Finnish media group SanomaWSOY. On September 11, 2001, the appointment of Mr. M.P. Connors to the Executive Board became final.

On September 3, 2001, this stock dividend was established as one common share for every 299 common shares held. Holders representing approximately 41.5% of our outstanding common shares elected to receive a stock dividend, with an aggregate value of approximately €12 million. We paid this stock dividend, and a cash dividend of an aggregate amount of approximately €17 million, on September 5, 2001.

On October 1, 2001, we completed the sale of our Consumer Information group to SanomaWSOY.

On October 2, 2001 Standard & Poor's affirmed its long term corporate credit rating of BBB+, at the same time removing all the long term ratings from credit watch where they were placed on December 19, 2000. The outlook remains negative.

On October 5, 2001, we revised our earnings forecast and expect 2001 cash earnings per share (earnings per share before goodwill amortization and extraordinary items) to decline compared to 2000. Expectations are that the decrease will range between 0% and 5%.

The further deteriorating economic conditions as a consequence of the terrorist attacks on September 11, 2001, have had a strong negative effect on the results of the Business Information group, which were already under pressure, particularly in the United States but also in Europe.

The other business groups, which cover some 75% of the total activities of the VNU group, are showing continuous positive developments, particularly in the Marketing and Media Information group.

Strategy

We are a leading international media and information group that continually evaluates its portfolio of businesses and potential opportunities to improve the portfolio through possible acquisitions, divestitures or partnerships. Our principal strategic objective is to develop our three business units as follows:

- to expand our Marketing and Media Information activities on a worldwide basis;
- to expand our Business Information activities in selected segments in the United States and Europe; and
- to expand our Directories activities, primarily in Europe, through selective acquisitions and increased participations in joint ventures and the introduction of related products and services.

In pursuing these strategic objectives, we intend to:

- *Focus on high growth and high margin businesses*: continue to concentrate on establishing and expanding business activities that offer high revenue growth and/or high operating margins. With the acquisition of Nielsen Media Research, for example, we expanded our portfolio of marketing and media information businesses. As marketing activities shift from mass to targeted marketing, we believe there will be a growing demand for information services of the type that we are able to offer through our Marketing and Media Information group. We believe that the data provided by marketing information services has become information that clients believe they cannot do without in order to run their own businesses effectively. This type of data is often described by clients as "must have" information in relation to which we can achieve high margins. The acquisition of the Directories business in 1998 also supported this strategic goal. The Directories business has, since its acquisition, provided both a stable stream of revenues and excellent operating margins. The divestiture of our Consumer Information group is also illustrative of our emphasis on high growth and high margin businesses.
- *Enhance the geographic mix of our business activities*: continue to strive to build significant positions for our products and services in major markets around the world. Over the past few years, we have further expanded outside The Netherlands and entered new geographic markets. Most notably, we have made significant acquisitions in the United States and Western Europe, including our recent acquisitions of ACNielsen and Miller Freeman USA and as a result we are now active in more than 100 countries.
- *Reduce dependency on cyclical sources of revenues*: continue to focus on reducing our dependency on cyclical revenues such as recruitment advertising. We believe that the acquisition of Miller Freeman USA (being MFI Holdings, Inc., Miller Freeman Argentina S.A., Miller Freeman do Brasil Ltda and Miller Freeman S.A.) supports this strategic objective, as the significant majority of Miller Freeman USA's net revenues are derived from trade shows. These net revenues tend to be stable and recurring as participants and attendees typically attend each year. We also believe that the net revenues derived from the "must have" advertising offered by the Directories businesses and "must have" marketing information offered by Nielsen Media Research, ACNielsen and other marketing and media information companies have made our revenues less cyclical. The divestiture of our Newspapers group early in 2000 has reduced substantially our exposure to (1) cyclical recruitment advertising and (2) potentially volatile paper costs.
- *Exploit new media opportunities*: continue to exploit new platforms to deliver our products and services, such as the Internet and CD-ROM. Although print products will remain an important source of information for our customers, we believe that many of our products and services may be capable of expansion to new formats of content distribution. Business information products

that are frequently updated and render themselves naturally adaptable to searchable formats represent promising candidates for extension to the Internet. In the marketing and media information services area, new opportunities are developing for data collection, such as on-line surveys and collection of data from Internet users via the Internet itself, and for the distribution of data to customers. Most of our existing Internet activities are decentralised, being administered at the operating unit level. However, to capitalise on the growing strategic importance of the Internet, we have invested both in building up and expanding our Internet activities which are related to our traditional activities, as well as investing in various Internet-related ventures. Our total Internet start-up losses in 2000 were €63 million and in the six months ended June 30, 2001 they were €46 million. In order to manage our costs we focus our efforts and investments on a limited number of projects, for example:

- Internet audience measurement service through our 64% participation in NetRatings, Inc. (active in North America) and our 93% participation in eRatings (active outside North America);
- Directories on-line: in all countries where we publish directories in printed form, the database can also be accessed on-line through the Internet;
- VNU eMedia, Inc., whose Internet activities are linked to our U.S. trade journals;
- Newmonday.com, a European recruitment portal which lists employment opportunities and matches the resumés of job seekers with vacancies. This company is a 50/50 joint venture with Randstad Holding N.V.; and
- VNUnet, which is a pan European website linked to our information technology, or IT publications and aimed at IT users and buyers.

We will divest the Internet activities linked to the Consumer Information group and the Educational Information group together with these groups.

- *Own market-leading branded information businesses*: We intend to continue to establish and maintain leading market positions in each of our businesses. In the Directories group, for example, we have very strong competitive positions in each country where we operate. The acquisitions of ACNielsen, Nielsen Media Research and Miller Freeman USA have, among other benefits, given us leading positions in the market for retail measurement, television audience measurement services and trade shows and related conferences and seminars in the United States. The acquisitions offer good opportunities for us to leverage the skills and brands purchased through these acquisitions. We believe that establishing and maintaining market leading brands allows for economies of scale, leading to higher margins, and enhances the stability of our revenues.
- *Operate under a conservative capital structure*: We intend to achieve our strategic objectives without sacrificing our conservative capital structure. One important measurement we use to evaluate our financial strength is the interest coverage ratio. It is our stated goal to maintain an interest coverage ratio (calculated by dividing total operating income before goodwill amortisation plus interest income by interest expense) in the range of 4.0 to 6.0 times. As acquisition opportunities arise, we will analyse them in the context of maintaining our conservative capital structure.

## Marketing and Media Information

### *Overview*

We collect, process and analyse data to provide clients with marketing information for use in their identification, attraction and retention of customers.

The Marketing and Media Information group generates revenues from fees paid for the use of databases, software license contracts, fees paid for sponsorship of surveys and training and consulting fees. We believe that revenues derived from the Marketing and Media Information group are relatively stable, even in less favorable economic conditions, as clients of the Marketing and Media Information group tend to regard the information provided as "must have" information to operate their businesses. In addition, many of the Marketing and Media Information group's contracts are of a long-term nature.

At December 31, 2000, the Marketing and Media Information group had approximately 9,470 full-time equivalent employees of which approximately 75% were based in the United States and

Canada with the remainder in Europe and India. At June 30, 2001, the Marketing and Media Information group had approximately 29,920 full-time equivalent employees. The increase is due to the acquisition of ACNielsen. For a description of the business activities of ACNielsen, you should read the section "—ACNielsen Corporation".

*Key Products and Geographic Markets*

In the United States and Canada, we provide marketing information services in three principal areas: (1) media information; (2) precision marketing; and (3) entertainment information. In Europe, we primarily provide precision marketing services.

*Media Information*

We offer television and Internet ratings services, media rates and data for the advertising industry, local market consumer behavior information, advertising expenditure data and analysis, and media planning, optimisation and buying software tools. The television ratings data provided by Nielsen Media Research is the common standard, or "currency", for setting television advertising rates and for allocating television advertising expenditures in the United States. Through our consumer behaviour and advertising expenditure software, we are able to assist advertisers and advertising agencies in finding the most efficient way for an advertiser to reach its target consumers, by indicating specific media, titles and geographic markets where expenditures on advertising may best be spent.

Through Nielsen Media Research, we operate the leading television ratings services in the United States and Canada. Nielsen Media Research estimates television audience size and demographics and reports this and related information to a diverse client base on a subscription basis. Clients include advertisers, advertising agencies, broadcast networks, cable networks, program syndicators, cable operators, sports organisations, television stations and station representatives. Nielsen Media Research accounted for approximately 17% of our net revenues in the year ended December 31, 2000.

In 2000, advertisers in the United States spent approximately $53 billion on national and local television advertising, reaching approximately 101 million U.S. television households, according to McCann-Erickson Worldwide.

Through Nielsen Media Research, we offer four principal television ratings services:

- *Measurement of U.S. national television audiences*. We provide audience measurement and related services to 7 national television broadcast networks, over 50 national and regional cable networks, more than 100 program syndicators, and more than 150 national advertising agencies and advertisers. Audience measurement data are collected and distributed daily to subscribers through Nielsen People Meters, or People Meters, installed in approximately 5,000 randomly selected households across the United States. People Meters not only collect television set tuning data (which channel the set is tuned to) but also the demographics of the audience (who in the household is watching). This service accounted for approximately 47% of Nielsen Media Research's net revenues in 2000.

- *Measurement of U.S. local television audiences in each of the 210 designated marketing areas, or television markets, in the United States*. We provide audience measurement and related services to more than 1,000 television stations; over 1,500 national, regional and local advertising agencies and advertisers and over 150 cable systems and regional interconnects. Nielsen Media Research currently uses set meters which enable Nielsen Media Research to deliver household audience (as opposed to individual viewer) estimates on a daily basis to subscribers in 53 of these television markets (representing approximately 68% of television households in the United States). In each of the 210 markets, written diaries kept by household members are used during designated measurement periods to collect audience demographic estimates which are integrated with the metered television set tuning data where set meters are present. This service accounted for approximately 42% of Nielsen Media Research's net revenues in 2000.

- *Measurement of U.S. national and local television audiences among U.S. Hispanic households*. We provide advertisers, advertising agencies, television networks and syndicators with audience measurement and related services nationally as well as in 16 local television markets which have a significant Hispanic population. Based on a sample of approximately 800 Hispanic households across the U.S., we use People Meters to collect Hispanic audience data. This service accounted for approximately 5% of Nielsen Media Research's net revenues in 2000.

- *Measurement of Canadian national television audiences and local television audiences in Toronto and Vancouver.* We offer audience measurement and related services derived from People Meters to national and regional broadcasters, cable networks, advertising agencies and advertisers in Canada. This service accounted for approximately 2% of Nielsen Media Research's net revenues in 2000.
- *Emerging markets.* We optimise our significant market strengths and capabilities in developing new products: Monitor-Plus, New Millennium and New Media Services. These services accounted for approximately 4% of Nielsen Media Research's net revenues in 2000.

Subscribers to Nielsen Media Research's television audience measurement and related services receive reports consisting of specific sets of viewing data, some of which are syndicated reports covering all or major portions of the television industry, and some of which are customised. Reports are available both electronically and in printed form. In addition, subscribers can elect to license Nielsen Media Research software, which enables them to access, manipulate and customise varying levels of information directly from the Nielsen Media Research database. Through Nielsen Media Research, we also offer services that enable advertisers to manage their media spending by linking television ratings to commercial occurrences.

Through Monitor-Plus, we provide commercial occurrence data and track "share of spending" and "share of voice" (the proportion of all advertising within a product category attributable to a particular brand or advertiser) by company, by brand, and by product category across 15 monitored media. Such media include print, outdoor advertising, radio and free-standing inserts as well as television, for which Monitor-Plus also reports at the creative execution and campaign level. This service offers the data and tools necessary for advertisers and advertising agencies to manage their media spending by enabling them to understand their own performance and that of their competitors. Clients use the data to determine competitive advertising trends and performance within markets of interest. The media also use this service for sales planning and targeting.

Through our 64% shareholding in NetRatings, Inc., or NetRatings, a NASDAQ-quoted company (ticker symbol NTRT), we provide Internet audience measurement and analysis services which assist our clients in determining their Internet strategies. NetRatings pioneered real-time Internet measurement technology that delivers accurate and timely information collected from a representative sample of Internet users and augments it with detailed, flexible reporting and in-depth analyses. Through our Nielsen//NetRatings audience measurement and analytical services, NetRatings provides a wide array of syndicated media and market research products. Nielsen//NetRatings collects real-time data from more than 80,000 panel members in the United States and Canada. The U.S. panel sample consists of 61,000 at-home users, 8,000 at-work users and 1,100 home/work users. The Canadian panel sample consists of 10,500 users. Outside the United States, Canada and Japan, NetRatings' services are provided through ACNielsen eRatings.com, or eRatings, a joint venture with ACNielsen. eRatings measures the Internet experiences of more than 115,000 Internet users in 20 countries outside the United States, Canada and Japan. Additionally, in Japan, NetRatings, together with eRatings, has a substantial minority interest in a joint venture called NetRatings Japan KK, or NRKK. Through NRKK, NetRatings collects real-time data from 19,000 panelists in Japan to provide the Japanese market with Internet services similar to those found in other countries covered by eRatings. You should read "ACNielsen Corporation—Internet".

NetRatings and eRatings have a combined customer base of over 770 clients worldwide, including leading advertising agencies, new and traditional media companies, blue-chip advertisers in consumer packaged goods and retail, financial service institutions and e-commerce providers.

Through our subsidiary, Scarborough Research, we are a leading provider of local market consumer information in the United States. Scarborough Research has over 1,800 clients, including newspaper groups, radio stations, broadcast networks, cable networks, providers of on-line services, advertising agencies and advertisers. A total of 74 local markets is measured at regular intervals via telephone surveys, product booklets and diaries. In addition, Scarborough Research utilises a fill-in sample which provides national coverage. Categories surveyed are consumer retail shopping behavior, product consumption, media usage, lifestyle behavior and all demographics. Scarborough Research overlays this information with consumer attitudes towards, and preferences for, retail stores, consumer products and brands, financial and insurance products, vacation destinations, airlines, sports, and entertainment to form a complete consumer profile. This qualitative behavior information is used by

advertisers to differentiate product consumption in different markets in order to better target their advertisements, and by media to show qualitative differences in audience ratings.

Our subsidiary, SRDS, Inc.'s comprehensive database has, for over 80 years, provided detailed information about advertising rates, circulation and other critical advertising information for all forms of media, including magazines, newspapers, television, radio, on-line, out-of-home and direct marketing. This information is used by advertisers and advertising agencies to plan media campaigns and make media purchases.

Our subsidiary, Interactive Market Systems, Inc., integrates data and systems to deliver high-level software solutions that meet the information analysis, marketing and media planning requirements of advertising agencies and advertisers and the print and broadcast media. The powerful systems available through Interactive Market Systems provide instant access to hundreds of databases, individual planning modules and powerful flow-charting capabilities.

Our subsidiary, Marketing Resources Plus, provides integrated broadcast and print planning and buying systems for advertising agencies, supporting over 12,000 media professionals.

*Precision Marketing*

We help advertisers to determine certain characteristics of their potential and existing customers, for example, where they live and shop, what they buy and how best to reach them. We provide precision marketing services at both the household or individual level (one-to-one), as well as at the mass-marketing level (one-to-many).

One-to-one precision marketing services are offered under the Claritas brand in nine European countries and in the United States. Claritas' clients are companies engaged in business-to-consumer and business-to-business marketing.

On the basis of Censusdata (in the US) or data on a household level (in Europe), our computer systems are able to sort this information to client specifications, for instance by address, household income levels or other demographic identifiers, such as families with children. More complex services offered include the application of sophisticated segmentation techniques to geographic and demographic information in a process called geodemographics with the goal of developing predictive indicators of consumer behavior in relation to the areas where the relevant consumers live. This type of service can be used, for example, to identify the most appropriate consumers or neighborhoods for direct mailing campaigns or to help manufacturers determine their relative market position in specific retail outlets. We offer predictive modeling techniques to analyse a client's database to identify its best customers for acquisition, retention or upselling. We also offer services designed to maintain and improve our clients' databases and to overlay these databases with our proprietary databases for further analysis.

We deliver precision marketing services to clients in a variety of formats, including on-line and CD-ROM. Basic list rental services are typically provided in electronic format. With respect to more sophisticated services involving geodemographics and predictive modeling techniques, we may license analytical software to a client that will allow the client to conduct their own analyses. These licenses typically have terms ranging from 12 to 36 months. In many cases, we sell our technical assistance on site to provide additional analytical support and troubleshooting as well as industry expertise.

*Europe*

In Europe, we principally market our precision marketing services to companies in the consumer goods and services and retailing sectors, as well as to companies in the financial services, charitable, telecommunications, utilities, media and automotive sectors. One of the basic services offered through Claritas is list rental. This involves the sale of the names and addresses of particular consumers to clients. European users of precision marketing services have, to date, comprised a relatively defined group, and we rely on our leading Claritas brand and our own areas of expertise to reach existing and potential clients. Our leading clients in Europe include Unilever, Procter & Gamble, BSkyB, Deutsche Bank, Allianz, Renault and BMW. No single client accounted for more than 10% of Claritas' revenues in 2000 or 1999.

In Europe, our precision marketing services use demographic, geographic and consumer lifestyle and behavior data that are continuously collected from a wide variety of sources. These sources include detailed surveys mailed directly to individuals, warranty and product registration cards and publicly

available information. The information obtained ranges from age, gender, marital status, occupation and income to hobbies, items recently purchased and amounts of disposable income spent on various categories of goods and services. In the case of surveys, clients may sponsor and assist in the cost of a survey in return for the inclusion of questions of specific interest to that client. As response rates to surveys can be low, we expend considerable resources to ensure that our data are as complete as is reasonably possible. It is expected that the Internet will become a tool for data collection, subject to compliance with applicable data protection laws.

*United States*

In the United States, we, through Claritas, offer one-to-one precision marketing services to the financial services, telecommunications and utility sectors. These include segmentation systems, data warehousing, databases such as Market Audit (banking) and Convergence Audit (insurance), precision marketing tools and modeling applications. Claritas also provides site planning systems and analytical tools to the retail, commercial real estate and restaurant sectors as well as service bureau demographic data and census updates to all industry sectors.

Claritas has developed several new products and services to expand into the on-line sector. These services include segmentation of click stream Internet information to measure use and behavior, which is a service developed with NetRatings, matching web site promotional content to visitors' interest and developing links to on-line and offline behavior.

Claritas has also developed a range of e-commerce products that allow our customers to access data and applications over the Internet. In addition, Claritas has announced the formation of a strategic technology alliance with MapInfo to develop a new mapping and reporting solutions to support market and site analysis. This alliance will provide solutions for reporting, mapping, analysis and data integration through enterprise-wide deployments.

We offer one-to-many precision marketing services, primarily to fast moving consumer goods companies, through Spectra Marketing Systems, Inc. and Trade Dimensions/National Research Bureau.

Through our subsidiary, Spectra Marketing Systems, Inc., we offer consumer lifestyle/lifestage segmentation analysis to the retail and consumer packaged goods industries. Our proprietary Spectra Grid (the industry standard for describing key consumer segments), matches consumer groups to retail shopping locations (via trading area methodology), and describes retail shopping environments (including location, volume and key store statistics). We use this to offer marketing and merchandising strategies for our clients.

Through our subsidiary, Trade Dimensions/National Research Bureau, we are the leading provider of marketing store and account level data and retail-site specific information to consumer packaged goods manufacturers, retailers and the retail real estate industry.

In the United States, in order to provide our precision marketing services, we access information from various data providers, in addition to our own proprietary data. We also have access to the U.S. census, which is produced every ten years and updated annually, all of which is compiled at county code level. Our proprietary information is obtained from our other marketing information sources, including patient information databases and retail databases, as well as proprietary customer segmentation software and systems.

*Entertainment Information*

We offer a variety of entertainment information services in the United States, primarily in the fields of music and film.

Through our subsidiary, Broadcast Data Systems, LLC, we are the leading provider of music airplay detections on radio stations which are monitored 24 hours per day, 7 days a week in 100 U.S. markets. This data is primarily sold to music labels, radio stations and performing rights organisations. Using patented computer technology, Broadcast Data Systems, LLC monitors more than 1,100 radio stations across the United States continuously and provides the data daily, and, in certain cases, in real-time to its client base via the Internet. In addition Broadcast Data Systems, LLC has a 49% interest in Music Control which monitors music airplay in the major markets of Germany, the United Kingdom and 16 other European countries.

Through our subsidiaries, SoundScan, BookScan and VideoScan, we track and report retail sales of audio products, books and video entertainment products, respectively. Each of these businesses compiles point of sale data from retailers on a weekly basis. The data is delivered via the Internet and is used by clients to monitor their market share. In addition we sell micro-marketing business solutions utilising our proprietary data as well as data from other subsidiaries and external suppliers in conjunction with our company's segmentation systems.

Through our subsidiary, The National Research Group, Inc., we are the leading U.S. market research firm to the motion picture industry, predicting the gross box office receipts of upcoming and recently released theatrical movies and compiling film awareness studies. We also provide consulting services to the motion picture industry based on our research. Our research is used by the industry to make changes to their marketing plans. Our clients include all the major film studios.

*Competition*

*Media Information*

In this area, we have a number of competitors. In the United States, we face competition from ADcom Information Services, which offers individual local cable system measurement, and in Canada our competitors include BBM Bureau of Management, acting alone or with Taylor Nelson Sofres. Our U.S. advertising expenditure measurement business, Monitor-Plus, faces competition from Competitive Media Reporting, and our Nielsen//NetRatings business faces competition from Jupiter Media Matrix, Inc. and a number of other companies which participate in Internet audience measurement.

*Precision Marketing*

While we believe that Claritas is a leading provider of precision marketing services in Europe, Claritas has a number of competitors in Europe, including pan-European companies (such as Experían and ConsoData) as well as various local competitors in each of our geographic markets such as Wegener in The Netherlands and the United Kingdom, ConsoData in France, Schober in Germany and a number of local competitors in Italy. Claritas' competitors in the United States include MapInfo, CACI, SRC, and Thompson Associates with respect to site and market analysis and Acxiom, Experían, Equifax, D&B and InfoUSA with respect to customer targeting.

*Entertainment Information*

We face competition from RCS/Media with respect to Broadcast Data Systems LLC's radio airplay monitoring business in the United States.

*Strategic Initiatives*

We have expanded our range of precision marketing services in several European markets. We expect that further growth in this area will come both organically and through acquisition. One of our objectives is to leverage our U.S. expertise and experience in on-line applications to adapt and introduce, as appropriate, the full range of marketing information services throughout Europe, with a particular focus on strengthening positions in existing countries of operations.

We are making substantial investments in technology in our Marketing Information group in order to ensure our ability to deliver data in formats compatible with a variety of software applications employed by our clients, and also to remain current with Internet developments and focus on key strategic alliances. In the United States and Europe, we intend to continue to leverage and, where appropriate, increase by acquisition our breadth of services across our marketing information portfolio in order to provide a wide range of services to the industries we serve.

We will seek opportunities to further develop on-line applications including e-commerce technologies, precision marketing tools, television audience measurement and advertising expenditure measurement data delivery systems.

### Business Information

*Overview*

We connect buyers, sellers and other participants in specified industry segments through a variety of products, including trade publications, trade shows and related conferences and seminars and

Internet sites. The acquisition of Miller Freeman USA has significantly strengthened our trade show business in the United States, Brazil and Argentina. In the United States, Miller Freeman USA is one of the largest trade show organisers, a leading publisher of trade publications and undertakes related on-line activities. The activities of the Business Information group are primarily undertaken in six European countries, the United States, Brazil and Argentina. At December 31, 2000, the Business Information group had approximately 3,775 full-time equivalent employees. At June 30, 2001, the number of full-time equivalent employees decreased to 3,675.

The Business Information group generates revenues from publishing activities, organising trade shows and, to a limited extent, associated Internet-related activities. Revenues from publishing activities consist principally of revenues from advertising, subscriptions and single-copy sales. Trade publications such as *Foodservice Director* in the United States and *Computing* in the United Kingdom generate virtually all of their revenues from advertising included in their publications, which are distributed by "controlled circulation" (free of charge) and targeted at niche markets. Publishing-related advertising revenues consist of display and classified/recruitment advertisements and tend to be both seasonal and cyclical, depending on the nature of the industry served. Other trade publications such as *The Hollywood Reporter* in the United States and *Computer Active* in the United Kingdom rely on revenues from direct sales to, and annual subscriptions from, industry participants. We receive virtually all of our trade show revenues from organising the trade shows and from fees resulting from the sales of booth space, although we are seeking to increase our revenues from other sources, such as attendee and advertising fees. Typically, a majority of exhibitors at each trade show pay in advance for booth space for the next show which may be on a yearly or longer cycle.

***Key Products and Geographic Markets***

*United States*

In the United States, the Business Information group is comprised of Bill Communications Inc., or BCI and BPI Communications Inc., or BPI, VNU eMedia, Inc., and VNU Expositions, Inc., the parent company of whom is VNU Business Media Inc. BCI and BPI are in the process of being integrated into one entity to be known as VNU Business Publications USA.

BCI is a publisher of 59 major magazine titles and operates two conference units organised into five divisions:

- Real estate/construction/design/sewn products;
- Retail design;
- Travel/performance/healthcare;
- Food/beverage/retail media; and
- General and specialty retailing.

Important titles are *Commercial Property News*, *Architecture*, *Hospitality Design*, *Impressions*, *Display & Design Ideas*, *Successful Meetings*, *Meeting News*, *Business Travel News*, *Sales & Marketing Management*, *Training*, *Restaurant Business*, *Food Service Director*, *Convenience Store News* and *National Jeweler*.

BPI is a worldwide media company producing over 20 business-to-business publications (including *Billboard*, *Monitor*, *Adweek* and *The Hollywood Reporter*).

Our Business Information group was significantly strengthened by the acquisition of Miller Freeman USA. Miller Freeman USA was one of the largest trade show organisers in each of the United States, Brazil and Argentina. Trade shows and related conferences and seminars allow sellers to conduct a large volume of face-to-face sales presentations to qualified buyers in a short period of time. Attendees include manufacturers and developers, sales and distribution personnel and large volume end-users. Industry leaders use these events to promote the launch of important products in order to reach decision-makers in their respective industries.

The multimedia activities of our Business Information group in the United States are co-ordinated by VNU eMedia, Inc. We operate a number of websites that correspond to our off-line products.

*Europe*

Our European business publishing operations were established in the early 1970s. Today we publish approximately 70 business publications in seven European countries with a total circulation of approximately 70 million copies per year. These publications cover a range of subject areas, including computer information, the environment, electronics, finance, management and career development.

Selected leading business publishing titles are *Intermediair* (career development), *Computable* and *Management Team* in The Netherlands, *Computing*, *IT Week*, *Accountancy Age* and *Computer Active* in the United Kingdom and *PC Professional Magazine* in Germany.

We believe that we are one of the leading European IT publishers targeting both the business and the consumer reader. In order to enhance this position, on August 3, 2000 we acquired the European publishing assets of Ziff Davis Media. These consisted of nine IT related titles in the United Kingdom, France and Germany.

We are leveraging our publishing expertise into Internet-based applications. We believe that Internet sites focused on technology are particularly well suited to promote advertising and e-commerce because they offer a targeted user base for technology and general consumer product companies. With the growth of the Internet and the widespread use of personal computers and cellular phones, technology has become an area of broad general interest. Users of these products and services confront an increasingly complex marketplace due to the rapid pace of change which heightens the demand for up-to-date, comprehensive information.

We have expanded our career development publishing, an area in which we are strong, particularly in The Netherlands, to the Internet. Through the site intermediair.nl and our interest in newmonday.com, we have targeted IT professionals throughout most of the major countries in Europe, and graduates in The Netherlands, respectively, with job listings, advertisements and careers advice.

*Competition*

The Business Information group faces competition in each of its principal product markets.

In our publishing activities in the United States, the Business Information group faces competition from Reed Elsevier, Penton Media and Fairchild Publications. We typically have several competitors which target the same industry sector. Furthermore, our trade publications are subject to competition for advertising revenues from other media, and to those competitive pressures that affect the publishing industry generally, such as consolidation in markets served, discounting practices, level of consumer spending and postal and paper cost increases.

In Europe, our trade publications face competition in varying degrees for advertisers and readers. Competitors in IT publications include both pan-European publishers (such as IDG), regional publishers (including Dennis Publishing, Groupe Teste, Havas/Vivendi and Mondadori) and in other segments, a variety of local publishers. Competition is particularly intense in the U.K. and French computer magazine markets. However, we believe that we are one of the leading IT publishers in Europe and one of the only publishers with a pan-European IT Internet presence.

We believe that our recent acquisition of the European publishing assets of Ziff Davis Media will strengthen our position in the European IT publishing market. Publishing activities in Europe are also subject to competition for advertising revenue from other media, and to competitive pressures that affect the publishing industry generally.

In trade shows and related conferences and seminars, although we have significantly strengthened our position in the United States through the acquisition of Miller Freeman USA, we continue to face competition from Reed Elsevier and Advanstar. Reed Elsevier has a significantly larger trade show business than ours, as our trade shows are generally linked to our existing trade publication titles. Even in those industries on which we have focused, there are a number of competitors. The competition for trade shows is highly fragmented, both by product offering and geography. Because of the availability of alternative venues and dates and the ability to define events for particular industry segments, the range of competition for exhibitor spending, sponsorships, attendees and conferences is extensive. However, we believe that we are well positioned with the attractive venues, established dates and quality content of our trade shows, conferences and seminars. Trade associations, with strong industry ties, also provide significant competition. Skilled employees in the high margin trade show management industry are intensely sought after.

*Strategic Initiatives*

The integration of the activities of Miller Freeman USA has been finalised. We are in the process of integrating a number of smaller "add-on" acquisitions in our trade publications business.

In the United States, we intend to continue to leverage and, where appropriate, increase by acquisition our breadth of products across the trade publishing product line to be a complete service provider to the industries we serve. Core markets for VNU Business Media, Inc. will principally be in service industries, including the entertainment, business travel and incentives, corporate training, food service, retail, design and business marketing sectors. We plan to manage VNU Business Media, Inc.'s portfolio of properties, divesting titles and events that do not fit its strategy for growth.

In the United States, we will also seek opportunities to further develop on-line applications, including e-commerce technologies in the areas of virtual trade shows, media buy execution systems, coupon promotions for consumer packaged goods, industry focused training products, integrated marketing of print/face-to-face/e-media offerings and more traditional areas, such as classified advertisements. In addition, in order to reduce operating costs we are integrating BCI and BPI into one entity. Furthermore, cost cutting measures have been taken to counterbalance the economic impact of the decreasing advertising volumes.

In Europe, we are undertaking a strategic initiative to distribute certain leading titles on a pan-European basis, such as *Network News*, and to develop pan-European IT and recruitment Internet sites such as vnunet.com, the "jobworld" sites and newmonday.com. Other Internet-related investments are also being made to ensure that our trade publications take full advantage of the growing dependence of consumers on the Internet.

## Directories

*Overview*

Through VNU World Directories, Inc., we operate a telephone directories and information services business, producing business and residential directories in a number of languages, in print, CD-ROM and on-line formats. The Directories group is the market leader in each of the six countries where it is present, currently producing over 100 business and residential directories in six languages, printing approximately about 40 million copies per year. We estimate, based on our own investigation and research, that our directories business has a market share of over 85% in five of the six countries in which we operate. In The Netherlands, we have the sole economic interest in our Directories business. In the other five markets in which the Directories group operates, we conduct this business through joint ventures with the main national telecommunications service providers. In addition to print, the Directories group also delivers advertiser information to consumers in certain markets via the Internet as well as on CD-ROM and through operator-assisted calls. We estimate, based on our own investigation and research, that our printed directories receive more than 600 million consultations per year. At December 31, 2000, the Directories group had approximately 1,880 full-time equivalent employees. At June 30, 2001, the Directories group had approximately 1,890 full-time equivalent employees.

The Directories group derives the major proportion of its revenues from advertising in its print directories. We believe that many advertisers view directory advertising as a mandatory feature of their marketing profile, or "must have" exposure, which is supported by historical annual renewal rates of 75% to 85%. This high renewal rate helps reduce the Directories group's exposure to cyclical downturns and ensure the sustainability of its high margins.

***Key Products and Geographic Markets***

We believe that the internationally recognisable features of the Directories group's products, such as the yellow-colored pages and the "walking fingers" and "telephone on a book" logos (which are owned or licensed by us in our relevant countries of operations), make our products leading consumer and business directories in their markets. Primary products include "yellow pages" classified directories, "white pages" alphabetical directories, business-to-business directories and neighborhood directories. In addition, the Directories group offers various electronic and other directory products, including (1) directories on CD-ROM, (2) directories on the Internet, (3) operator-assisted audio directories, (4) printed fax directories and (5) printed tourist/visitor directories.

The Directories group publishes directories with listings, free of charge, of the businesses in the countries in which it operates, representing a total of over 2 million businesses, of which approximately 650,000 purchase advertisements or extra listings in the directories.

The following table sets out information on the scope of the Directories group's business activities:

| Country | Number of Directories | Market Share[1] | Non-Print Directories | Joint Venture Partner |
|---|---|---|---|---|
| Belgium | 27 | >90% | Internet, CD-ROM | Belgacom |
| The Netherlands | 26 | >55% | Internet, CD-ROM | None |
| South Africa | 24 | >90% | CD-ROM, Audio | Telkom South Africa |
| Portugal | 19 | >85% | Internet, Audio | Portugal Telecom |
| Ireland | 13 | >90% | Internet, CD-ROM, Audio | Eircom |
| Puerto Rico | 12 | >90% | Internet, CD-ROM, Audio | Verizon, Puerto Rico Telecom |

(1) Market share information is based on our own investigation and research.

*Operation of Joint Ventures*

Day-to-day operations of each of the Directories group's joint ventures are conducted through the respective businesses' managing directors, who are appointed by the board of directors of that business. Pursuant to our joint venture agreements, we hold minority interests in Puerto Rico, Ireland and South Africa and majority economic interests in Belgium and Portugal. In those companies where we hold a minority interest, we achieve control of key issues (such as approval of operating budgets, capital expenditures and investment decisions).

None of the Directories group's joint venture agreements have specific termination dates (except for one agreement that has a 99-year term), and generally they are terminable only upon the occurrence of certain extraordinary events, such as the bankruptcy of either party or the loss of the telecommunications service provider's license, or as a result of significant breaches of the terms of the agreements. If one or more joint venture agreements were terminated or not renewable on terms satisfactory to us, or if one or more of our joint venture partners were to encounter financial or other difficulties, this could harm our financial condition or results of operations.

*Sales, Production and Distribution*

The Directories group employs over 1,200 people in sales, representing about two-thirds of its total number of employees. Approximately 700 of the sales force sell directly, approximately 250 sell by telephone and approximately 250 people are in marketing sales support and customer services. Commercial yellow pages display space is sold by a direct sales force, which for one to six months every year visits each region for which a directory will be printed. Sales staff are given sales targets and are paid on a salary plus commission basis. They personally contact current and prospective large- and medium-sized business customers. Telesales staff sell bold highlighted listings to smaller businesses and individual professionals.

Display advertising is generally sold by size, based on a standard set of rates. Businesses often list in print, on the Internet and on CD-ROM. The Directories group's breadth of offerings enables one advertiser to list in a number of directories with one "media buy".

At present, advertisements are produced and compiled by Directories staff and delivered in print-ready form to the printers. All printing work is outsourced but paper purchasing is done by World Directories. The distribution is usually outsourced but managed and controlled by World Directories.

*Operations and Systems*

The Directories group generates databases of all business or residential listings from a variety of sources. The principal sources of information are records maintained and updated by the national or local telephone system operator supplemented with lists from various chambers of commerce or third-party contractors.

In each country, we collect and process data in databases on mainframe computer systems. Computer specialists and other personnel (some of whom are third-party contractors) maintain these databases, which are reviewed regularly to correct inaccurate data and to purge dated information.

*Competition*

We believe that the Directories group is one of the largest independent publishers of directories outside the United States. Competition is principally from small, localised directories. However, in The Netherlands, the Directories group competes directly with the telephone directories business of KPN N.V., the Dutch national telephone operator. Other large companies, including TPI and SEAT Pagine Gialle, which have strong competitive positions in Spain and Italy, respectively, do not currently compete with the Directories group in its markets. However, SEAT Pagine Gialle is a new market entrant in Belgium through its Thomson Directories affiliate. We believe that the overall level of competition in printed directories is both low and stable, and that the barriers to entry are high, particularly where existing operators own the relevant trademarks, as we do.

We believe that media such as CD-ROM and the Internet may partly displace traditional printed directories. The Directories group has been proactive in exploiting these new media opportunities in its existing markets, for example, by aggressively investing in on-line directories in all countries where it operates. Furthermore, we believe that the changes brought on by new media constitute more of an opportunity for further growth than a threat for the Directories group's traditional print business.

*Strategic Initiatives*

We believe that the Directories group's past success in bringing new products to market in this industry, such as local directories, and its extensive reach into the business and consumer sectors uniquely positions it to capitalise on emerging opportunities. While printed directory products are expected to account for the majority of revenues for the foreseeable future, as the demand for on-line products grows, the Directories group is pursuing investments in electronic products, such as the Internet and mobile applications for Internet use e.g. wireless application protocol technology, in order to remain the leading provider of directory services in its markets.

The existing databases of the Directories group are unique assets for a variety of on-line services. At present, we are concentrating on providing highly functional search engines at each of our directories'-related web sites and on providing electronic commerce services to our customers.

In order to increase the use of our own directories, we are also exploring ways to become a directory service provider to Internet sites. Certain sites, for example Skynet in Belgium and ilse media groep, or Ilse, in The Netherlands, offer their users free access to the Directories group's database of business listings by adding a button labeled "yellow pages". In our view, while well-known consumer goods and services companies may be able to draw users to their sites directly, the small- to medium-sized businesses which form the traditional "yellow pages" advertiser base are likely to need an intermediary to reach a broad audience. We believe that we are well positioned to act as such an intermediary. We believe that, because customers have come to trust printed "yellow pages" directories when searching for specific products and services, there is an opportunity to leverage this brand to an on-line format, creating comprehensive search engines for specific products and services. In addition, this new platform may also present viable e-commerce opportunities in certain business segments whereby customers can identify a supplier of goods or services and, in addition, initiate and complete a commercial transaction with that supplier.

**Consumer Information**

On July 20, 2001 we entered into a definitive agreement to sell our Consumer Information group to the Finnish media group SanomaWSOY for €1.25 billion. We completed this transaction on October 1, 2001.

**Educational Information**

On August 6, 2001, we entered into a definitive agreement to sell our Educational Information group to 3i Group and the Educational Information group's management team for approximately €195 million. We completed this transaction on August 28, 2001.

## Intellectual Property

We regard our copyrights, publishing rights, trademarks, patents and other intellectual property rights as important to our publishing activities. We rely on copyright, trademark, patent and trade secrets laws as well as, where appropriate, licensing and confidentiality agreements to protect our intellectual property rights. Moreover, we rely on database protection rights.

We have registered as trademarks the titles of our principal magazines, trade publications and trade shows, as well as, where appropriate, other services and products. Effective trademark, copyright, patent, trade secret and database protection laws, however, may not be available in every country in which our products are available.

We have licensed in the past, and we expect that we may license in the future, elements of our proprietary rights to third-party licensees. While we attempt to ensure that our rights are adequately protected, we cannot assure you that such licensees will not take actions that might affect our proprietary rights or the reputation of our products or services, either of which could harm our business. We also publish certain titles under licenses from third parties and derive a small portion of the net revenues from these titles.

We may be subject to claims of infringement or alleged infringement by us or our licensees of trademarks and other intellectual property rights from time to time in the ordinary course of business.

### Employees

Including ACNielsen but excluding our Consumer Information and Educational Information groups, we employ more than 36,000 people worldwide. We consider that relations with our employees are good.

The following table sets out certain statistical information regarding our full-time employees at the end of each of the years indicated.

| Full-time employees | At June 30, 2001 | At December 31, 2000 | 1999 | 1998 |
|---|---|---|---|---|
| Marketing and Media Information[(1),(2)] | 29,919 | 9,473 | 7,972 | 5,468 |
| Business Information[(1)] | 3,673 | 3,775 | 2,866 | |
| Directories[(3)] | 1,888 | 1,884 | 1,719 | 1,770 |
| Consumer Information[(4)] | 3,567 | 3,539 | 3,104 | 2,579 |
| Educational Information[(5)] | 304 | 283 | 255 | 282 |
| Other[(6)] | 131 | 154 | 3,123 | 3,211 |
| Total[(7)] | 39,482 | 19,108 | 19,039 | 13,310 |
| Within The Netherlands | 3,834 | 3,900 | 6,428 | 6,041 |

(1) In 1998 split between Business Information Europe (1,538) and Business Information USA (3,930).

(2) On February 16, 2001 we acquired ACNielsen which has approximately 21,000 employees.

(3) Formerly Telephone Directories and Information Services.

(4) Formerly Consumer Magazines.

(5) Formerly Educational Publishing.

(6) "Other" includes 2,722 employees in 1999 and 2,784 employees in 1998 belonging to our Newspapers group business, which was sold on March 14, 2000.

(7) Includes a proportional number of employees of our 50% owned subsidiaries.

### Technology

Our business activities, particularly in the provision of our marketing and media information services, require significant data processing and storage capabilities. Our systems are generally decentralised to the business activity level, with different units utilising different technologies.

**Description of Properties**

The majority of the properties (including our executive office in Haarlem) we use are held by us or our affiliates under long-term leases.

**Legal Proceedings and Contingencies**

We are subject to litigation and other claims in the ordinary course of our business.

On July 29, 1996, Information Resources, Inc., or IRI, filed a complaint in the United States District Court for the Southern District of New York, naming as defendants The Dun & Bradstreet Corporation, or Old D&B, A.C. Nielsen Company (a subsidiary of ACNielsen), and I.M.S. International, Inc. (formerly a subsidiary of Cognizant Corporation, or Cognizant, and a predecessor of IMS Health Incorporated, or IMS Health) (the "IRI Action"). The complaint alleges various violations of the antitrust laws. It also alleges a claim of tortious interference with a contract and with a prospective business relationship, which claims arise out of the acquisition by the defendants of Survey Research Group Limited. IRI's complaint alleges damages in excess of $350 million, which amount IRI has asked to be trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount. Discovery in the IRI Action is currently ongoing.

In connection with the IRI Action, Old D&B, Cognizant and ACNielsen entered into an indemnity and joint defense agreement pursuant to which they agreed (1) to certain arrangements allocating potential liabilities, or the IRI Liabilities, that may arise out of or in connection with the IRI Action and (2) to conduct a joint defense of such action. In particular, the indemnity and joint defense agreement provides that ACNielsen will assume exclusive liability for the IRI Liabilities up to a maximum amount to be calculated at the time such liabilities, if any, become payable, or the ACN Maximum Amount, and that Cognizant and Old D&B will share liability equally for any amounts in excess of the ACN Maximum Amount (such liability of Cognizant being referred to as the Cognizant Liabilities, and such liability of Old D&B being referred to as the Old D&B Liabilities). The indemnity and joint defense agreement provides that the ACN Maximum Amount will be determined by an investment banking firm as the maximum amount which ACNielsen is able to pay after giving effect to (1) any plan submitted by such investment bank which is designed to maximise the claims paying ability of ACNielsen without impairing the investment banking firm's ability to deliver a viability opinion (but which will not require any action requiring stockholder approval), and (2) payment of related fees and expenses. For these purposes, financial viability means the ability of ACNielsen, after giving effect to such plan, the payment of related fees and expenses and the payment of the ACN Maximum Amount, to pay its debts as they become due and to finance the current and anticipated operating and capital requirements of its business, as reconstituted by such plan, for two years from the date any such plan is expected to be implemented. The indemnity and joint defense agreement also imposes certain restrictions on ACNielsen, including restrictions with respect to the payment of cash dividends and transactions with related persons.

On February 16, 2001, in connection with our acquisition of ACNielsen, we assumed ACNielsen's obligations as required by the indemnity and joint defense agreement. In addition, pursuant to the terms of the indemnity and joint defense agreement, our company, as the parent of ACNielsen, would be included with ACNielsen for purposes of determining the ACN Maximum Amount referred to above.

In June 1998 (1) Old D&B changed its name to R.H. Donnelley Corporation and spun off (the "D&B Spin") a company named The Dun & Bradstreet Corporation, or New D&B, and (2) Cognizant changed its name to Nielsen Media Research, Inc. (now our subsidiary) and spun off (the "Cognizant Spin") IMS Health. On September 30, 2000, New D&B changed its name to Moody's Corporation and spun off (the "Moody's Spin") a company now named The Dun & Bradstreet Corporation, or Current D&B. As contemplated by the terms of a distribution agreement dated as of October 28, 1996, or the 1996 distribution agreement, among ACNielsen, Old D&B and Cognizant, pursuant to which shares of Cognizant and ACNielsen were distributed to the stockholders of Old D&B (1), New D&B, in connection with the D&B Spin, and Current D&B, in connection with the Moody's Spin, provided undertakings to ACNielsen to be jointly and severally liable for the Old D&B Liabilities, and (2) IMS Health, in connection with the Cognizant Spin, provided an undertaking to ACNielsen to be jointly and severally liable for the Cognizant Liabilities. Also, in connection with certain other spin-off transactions since the date of the 1996 distribution agreement, ACNielsen has received comparable undertakings with respect to the Cognizant Liabilities from Gartner Group, Inc. and Synavant Inc.

Pursuant to a distribution agreement dated as of June 30, 1998, or the 1998 distribution agreement, between Nielsen Media Research and IMS Health, IMS Health and Nielsen Media Research agreed that, as between themselves, IMS Health will assume 75%, and Nielsen Media Research will assume 25% (subject to the limitation described below), of any payments to be made in respect of the IRI Action under the indemnity and joint defense agreement or otherwise, including any legal fees and expenses related thereto incurred in 1999 or thereafter.

Under the terms of the 1996 and 1998 distribution agreements, Nielsen Media Research and IMS Health are also jointly and severally liable to Old D&B for a portion of certain taxes (as defined pursuant to the 1996 distribution agreement, or Taxes) arising from certain tax assessments that have been or may be levied by the Internal Revenue Service, or the IRS, related to certain Old D&B tax planning strategies. Pursuant to the 1998 distribution agreement, Nielsen Media Research is liable to pay 25% of any such Taxes paid to the IRS in excess of the first $397,000,000, subject to the limitation described below.

In accordance with the 1998 distribution agreement, Nielsen Media Research's aggregate liability to IMS Health for payments in respect of the IRI Action and its share of any future Taxes paid to the IRS in connection with the tax planning strategies referred to above shall not exceed $125,000,000.

Old D&B, with contributions from IMS Health, or the IMS Contributions, has paid the IRS approximately $536,000,000 in assessments arising out of certain of the Old D&B tax planning strategies referred to above and it is our understanding that the IRS is still reviewing the remainder of such tax planning strategies. Pursuant to the 1998 distribution agreement, Nielsen Media Research is required to reimburse IMS Health for certain of the IMS Contributions and it has reimbursed IMS Health $11,000,000 of such IMS Contributions. IMS Health has filed an arbitration demand against Nielsen Media Research seeking additional reimbursement of approximately $31,000,000. Nielsen Media Research is contesting this demand.

We are unable to predict at this time the final outcome of the IRI Action. Were it to be resolved adversely to our interests, this might harm our business, financial condition and results of operations.

On March 27, 2001, Jupiter Media Metrix filed suit against NetRatings, in which we have a 64% participation, and another, unaffiliated company in the United States District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No. 6,115,680 entitled "Computer Use Meter and Analyzer." The complaint seeks unspecified compensatory and enhanced damages and fees and to preliminarily and permanently enjoin the defendants from infringing the patent in the future. On May 1, 2001, NetRatings filed an answer to the complaint denying that it has infringed the patent. NetRatings has stated that it intends to vigorously defend itself against the lawsuit. NetRatings expects to incur substantial legal fees and expenses in connection with the litigation, and it may also result in the diversion of its internal resources. As a result, its defense of this litigation, regardless of its eventual outcome, will likely be costly and time-consuming. The litigation is in the preliminary stage, and management of NetRatings is unable to predict its final outcome. Management of NetRatings currently believes that the resolution of this matter will not have a material adverse impact on its financial position. However, an adverse outcome could materially affect its results of operations and financial position.

However, there are no other pending actions, suits or proceedings against or affecting us which, if determined adversely to us, would in our view, individually or in the aggregate, materially harm our business, financial condition and results of operations.

### Insurance

Our activities are covered by comprehensive insurance policies, including property, and third-party liability insurance, as well as directors' and officers' insurance. Our assets, such as buildings, inventory, printers and motor vehicles are insured according to industry practice. We believe that our insurance coverage is adequate.

**General**

On February 16, 2001, we acquired ACNielsen for $36.75 per share, with an aggregate transaction value of $2.3 billion or approximately €2.6 billion. ACNielsen is a worldwide leader in the retail measurement and consumer panel data of fast moving consumer goods, servicing the information needs of large multinational clients on six continents, as well as local clients. ACNielsen is also a leading source of television audience measurement and international Internet ratings in many countries outside the United States. We are integrating the activities of ACNielsen into our Marketing and Media Information group.

The acquisition of ACNielsen will be reflected in our financial statements as of February 16, 2001 and goodwill associated with that acquisition of approximately €1.8 billion will be amortised over a 30 year period.

ACNielsen began operating as an independent, publicly-held company on November 1, 1996 as a result of the distribution on that date by the Dun & Bradstreet Corporation, or D&B, to D&B's shareholders of ACNielsen's common stock, or the ACNielsen Distribution. As part of a reorganisation of its businesses, D&B also distributed all of the outstanding common stock of its subsidiary, Cognizant Corporation, or Cognizant (now Nielsen Media Research), on the same date. We acquired Nielsen Media Research in October 1999.

ACNielsen has its headquarters in Stamford, Connecticut. ACNielsen operates principally through subsidiaries and it generally is comprised of the former D&B businesses that deliver market research, information and analysis to the worldwide consumer products and services industries, certain businesses acquired since the ACNielsen Distribution, including ACNielsen BASES and ACNielsen EDI, and new ventures formed since the ACNielsen Distribution, principally eRatings, in which ACNielsen owns an 80.1% interest with NetRatings owning the remaining interest.

**Description of Business**

ACNielsen is a global leader in delivering market research, information and analysis to the consumer products and services industries. ACNielsen services are offered in over 100 countries around the globe. ACNielsen provides its clients with market research, information and analysis for understanding and making critical decisions about their products and their markets. ACNielsen also conducts media and entertainment information businesses, including its television audience measurement business which operates outside the United States and Canada. Nielsen Media Research offers similar services in the United States and Canada.

ACNielsen operates outside the United States through a number of subsidiaries, affiliates and joint ventures. In 2000, nearly 67% of ACNielsen's revenues were generated outside the United States.

ACNielsen operates across a wide spectrum of research services. These services generally fall into four categories: retail measurement services, customised research services, media and entertainment services and consumer panel services.

ACNielsen also offers its clients, through a wide range of modeling and analytic services, custom-tailored insights into complex marketing and sales issues. Typical assignments range from marketing-mix modeling to category management analysis, including topics as diverse as pricing strategy, consumer driven market structure, variety management, outlet switching and promotion tactics.

ACNielsen's clients include distributors and manufacturers of consumer packaged goods and other products, retailers and brokers, as well as companies operating in various service industries (including financial services, telecommunications, advertising, television and radio broadcasting, motion pictures and publishing).

ACNielsen operates in one industry segment: Market Research, Information and Analysis Services. The approximate revenues attributable to each category of service provided by ACNielsen were as follows for the periods shown:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 1997 |
| | ($ in millions) | | | |
| Retail measurement | 1,054 | 1,034 | 999 | 987 |
| Customised research | 272 | 263 | 213 | 191 |
| Media and entertainment | 129 | 114 | 110 | 120 |
| Consumer panel | 122 | 114 | 103 | 94 |
| Total | 1,577 | 1,525 | 1,425 | 1,392 |

The number of full-time equivalent employees of ACNielsen at December 31, 2000 was approximately 21,000. Of this number, approximately 3,300 full-time equivalent employees are located in the United States, and none of these are represented by labor unions. ACNielsen's non-U.S. employees are subject to numerous labor council or similar relationships which vary due to the diverse cultures in which ACNielsen operates. Management believes that labor relations generally are satisfactory and have been maintained in a normal and customary manner.

On February 18, 2000, ACNielsen announced Operation Leading Edge, a plan to accelerate ACNielsen's growth beyond 2000 through a series of business-building initiatives designed to accelerate both revenue and profit growth by enhancing products and services, addressing changing client needs, improving efficiency and reducing ACNielsen's cost structure. Operation Leading Edge is currently being implemented.

### Retail Measurement Services

Through its retail measurement services, ACNielsen delivers data to clients on product movement and related causal information (*i.e.*, coupons, in-store promotions and other information or conditions affecting sales) on six continents. Introduced in 1933, ACNielsen's original Food and Drug Indexes soon became the industry measurement tool for understanding the dynamics of product sales. Over the years, technology has dramatically improved ACNielsen's ability to collect and analyse information from retailers and consumers. The availability of scanning technology in retail outlets in many countries around the world has broadened both the scope and capabilities of ACNielsen's original retail indexes.

ACNielsen's retail measurement services are available in over 80 countries. Retail measurement services include scanning and retail audit services, account level reports, decision support, merchandising and category management services and marketing and sales applications, along with modeling and analytic services.

#### *Scanning*

Using the bar codes printed on products and scanners installed in retail outlets, ACNielsen gathers information from stores in the United States and Canada and certain countries in Europe, Latin America and Asia Pacific. ACNielsen's clients can monitor performance trends and evaluate price and promotion effectiveness by tracking and forecasting non-promoted as well as promotional product movement.

ACNielsen offers a number of additional services to enhance each customer's understanding of its markets. Among these are services reporting data by customer-defined markets, services aggregating consumer data in multiple channels, and services disaggregating data to satisfy particular needs of clients.

#### *Retail Audit*

In addition to scanning data (which is available only in certain industry sectors and in certain countries), retail audit is a valuable source of market information as a basic measurement tool and as a supplement to scanning data. Retail audit involves the continuous measurement by ACNielsen field auditors of product and category performance in the retail trade, and reporting to clients on sales, distribution, stocks, prices and other measures which assist them in marketing and trade negotiations.

Retail audit is divided into industry segments, traditionally called Indexes. The Food Index is generally the largest, but there are also Health and Beauty, Durables, Confectionery, Liquor, Cash & Carry, plus a number of other Indexes specific to certain countries.

*In-Store Observation*

ACNielsen field auditors collect data on where products are located in stores, how many facings they have, on which shelves they are positioned, etc. (broken down by store type, store size and geographic region). ACNielsen also collects causal data. These data add to market insights and help to monitor the implementation of retailer/manufacturer promotional agreements in terms of numeric distribution, space allocation and promotional execution.

### Levels of Information

ACNielsen provides information and insight to clients from a macro to a micro level. Whether on a country, market or individual retailer level, ACNielsen generally measures the competitive environment in which manufacturers and retailers conduct business. In some countries ACNielsen also provides store census data which allow retailers and manufacturers to understand consumer behaviour within a group of stores as well as within a retail trading area.

ACNielsen's account-specific information provides sales and marketing managers with a comprehensive array of retailer-specific sales and merchandising information, producing reports of product and category performance that encompass an organisation's own brands as well as competing brands.

On a global basis, ACNielsen sells and provides to its multi-national clients international reports within and across country boundaries. Products include an International Database (periodic reports of a multi-country retail database) and an International Market Report (a one-time report on a market and its competitive environment).

### Decision Support

ACNielsen uses its data sources to extract business insights that are used by clients to create competitive advantage. ACNielsen's decision support software offers a robust environment for data access, manipulation, analysis and final presentation through fast access to ACNielsen as well as clients' internal data. This decision support software can also uncover "exceptional" information through sophisticated analytical modeling capabilities. ACNielsen information can be delivered on-line and via other electronic media (CD-ROM, diskette), as well as through the Internet and printed reports.

ACNielsen INF*ACT Workstation software is ACNielsen's principal software offering. The Workstation is an open, Windows-based, analytical and applications development tool set used worldwide by ACNielsen clients. ACNielsen's SalesNet provides fast, easy access to pre-run analyses delivered via the Internet. ACNielsen also offers a robust, proprietary and ad-hoc reporting tool called Workstation Plus which allows users to access, query and build advanced reports for INF*ACT and/or relational databases.

ACNielsen also offers a series of Windows-based intelligent business applications that enhance ACNielsen INF*ACT Workstation functionality, giving clients the ability to plan, analyse and execute successful marketing and sales programs. These applications include Opportunity Explorer, Business Review, Spotlight, NITE, and others.

Among its many retail measurement initiatives during 2000, ACNielsen announced plans to launch ACNielsen Answers, a Web-portal that will provide access to a wide range of information services. The first ACNielsen Answers service, the Category Business Planner, focuses on category management for retailers and manufacturers. It was introduced in 2001 and ACNielsen has entered into a number of contracts with retailers with respect to this product. In addition, ACNielsen offers sophisticated merchandising tools such as SPACEMAN and PRICEMAN.

### Customised Research Services

Customised research services are used by manufacturers, retailers, financial institutions and other service organisations that seek to understand the position of their current, new and proposed products and services in the marketplace. With customised research capabilities in more than half of the

countries in which it operates, ACNielsen is well-positioned to offer its clients, including both manufacturers and retailers, consumer insights from customised research as well as an understanding of dynamic new markets such as entertainment, fast foods, financial services and telecommunications.

In June 1998, ACNielsen acquired BBI Marketing Services, Inc., or ACNielsen BASES. ACNielsen BASES, the global leader in simulated test marketing, provides fast moving consumer goods marketers with sales estimates and diagnostic analysis for their new business initiatives. In addition, ACNielsen VANTIS, a business unit of ACNielsen BASES, focuses on researching new business initiatives for marketers outside fast moving consumer goods categories. The addition of ACNielsen BASES enhanced ACNielsen's portfolio of advanced modeling and analytical services in the United States. More recently, ACNielsen BASES has begun to expand its business in markets outside the United States.

In 1998, ACNielsen launched Winning Brands, a proprietary research product that helps clients manage and leverage their brand equity. Winning Brands follows the successful 1997 introduction of Customer eQ, a product that measures customer satisfaction and loyalty.

In addition to services at the country level and ACNielsen BASES services, ACNielsen offers multi-country customised studies at both the regional and global levels and has specialist offices in Hong Kong, London, New York, Tokyo, Toronto and Singapore to carry out customised research in Asia Pacific, Western Europe, North and South America, the Middle East and Africa.

### Media and Entertainment Services

*Media*

The information produced by ACNielsen Media International, an operating unit of ACNielsen, includes audience estimates for television, radio and print, plus advertising expenditure measurement and customised media research. Television and radio ratings and readership data are used by program producers, broadcasters, publishers, media planners, airtime buyers and others, on behalf of manufacturers/advertisers and media owners, to determine the best, most cost-efficient way of reaching clients.

ACNielsen Media International's television audience measurement services, which operate outside the United States and Canada, generally use representative panels of households, each with a meter attached to each television in the household. The meters register viewership, which can be matched with broadcast information to identify viewing of specific programs. In a few countries written diaries are used instead of, or in addition to, meters, with viewers writing the channels, programs and the times watched. With both meter and diary panels, aggregate individual and household viewing is projected to represent national viewing habits.

Outside of Latin America, ACNielsen's television audience measurement services are operational in 17 countries, primarily in the Asia Pacific region.

In connection with the ACNielsen Distribution, ACNielsen entered into an agreement, or the TAM Agreement, with Cognizant (now Nielsen Media Research) relating to the conduct of the television audience measurement business.

ACNielsen Media International's advertising expenditure measurement services, which are marketed in 31 countries, provide to clients, primarily advertising agencies and manufacturers/advertisers, verification that individual commercials or commercial campaigns ran as contracted, report the costs of the manufacturers' own and competitors' advertisements and alert users to new and competitive ad campaigns.

Effective January 1998, ACNielsen became a partner in a joint venture, IBOPE Media Information and transferred its Latin American media business to the joint venture. The joint venture, operating in Latin America, offers television audience measurement services in ten markets, provides radio audience measurement services in two countries and advertising expenditure measurement services in four countries.

Media Monitoring Services Ltd. was acquired on November 30, 1999 and is a provider of advertising measurement services in the United Kingdom, Australia and Asia.

In late 1997, ACNielsen acquired Entertainment Data, Inc., or ACNielsen EDI, a provider of information for the motion picture industry. Based in Hollywood, California, ACNielsen EDI provides box-office information to studios and exhibitors in the motion picture industry. This information helps users decide where and for how long a movie will play, as well as the allocation of advertising and promotional dollars. ACNielsen EDI also provides creative and consumer research to the studios. ACNielsen EDI provides services in the U.S., Canada, U.K., Germany, Spain, France, Austria, Ireland, Mexico, Argentina, Chile, Brazil and Australia.

**Internet**

In September 1999, ACNielsen and NetRatings, our majority owned subsidiary, entered into a venture to establish eRatings. ACNielsen has an 80.1% ownership interest in the venture with NetRatings owning the remainder. eRatings is primarily engaged in providing Internet measurement services. The venture, either directly or through joint ventures, is expected to operate in all major geographic regions worldwide other than the United States and Canada.

ACNielsen's proprietary sampling methodology is used to form a representative panel. Once an individual or household agrees to become a panelist, software is installed on the panelist's computer. The software tracks individuals' Internet usage on a real time basis. Aggregate information and data are then made available on a weekly and monthly basis through a website.

The software requires virtually no panelist intervention once installed and can be automatically upgraded. The software collects and delivers Internet usage data using NetRatings' proprietary collection software. This allows panelists to freely access the Internet without having to worry about data collection.

Once the software is installed, it collects real-time data by tracking user activity including the sites visited, duration of visits and the duration and frequency of sessions. The technology is also able to track advertising activity including the actual advertisement banners viewed, advertisers, sites the advertisements ran on, and advertisements clicked on. The software tracks user profiles, including the age, gender, marital status, education, occupation, income and ethnicity of the panel member.

eRatings' Internet measurement service is marketed under the Nielsen//NetRatings brand and provides clients with the ability to accurately track and analyse Internet audience behavior, in addition to in-depth research reports across a variety of Internet related subjects.

eRatings has exclusive rights to market the Nielsen//NetRatings Internet measurement service in countries outside the United States, Canada and Japan. In France the Nielsen//NetRatings service is offered via a company called Médiamétrie eRatings.com, which is a venture among Médiamétrie S.A., the French audience measurement and survey company, NetRatings and eRatings. In March 2000, eRatings formed a joint venture with IBOPE Media Information called IBOPE eRatings.com that launched the Nielsen//NetRatings service in Latin America in 2001. Also, in March 2000, eRatings became a shareholder in NRKK, a joint venture company that provides the Nielsen//NetRatings service in Japan. eRatings, together with NetRatings, has a substantial minority interest in NRKK.

The Nielsen//NetRatings audience measurement service now collects real-time data from more than 225,000 individuals with access to the Internet around the world. The U.S. panel sample currently consists of 61,000 individuals with Internet access at home, 8,000 individuals with Internet access at work and 1,100 individuals with access at home and work. International panels are under development with over 150,000 individuals with access at home currently being measured in approximately 25 countries, representing over 88% of global Internet browser activity. These panels collectively represent the largest research sample of Internet users in the industry. Additional plans are underway to measure data from 30 countries by the end of 2001.

**Consumer Panel Services**

Consumer panel services help organisations achieve competitive advantage by applying consumer insights derived from the ACNielsen consumer panel database. With a comprehensive portfolio of tools for reporting and analysis, ACNielsen measures the multi-faceted dynamics of consumer behavior across all outlets including: consumer demographics, percentages of households purchasing, products

and quantities purchased, frequency of purchases, shopping trips and shopping expenditures, price and promotion sensitivity, price paid, and attitude and usage information.

The ACNielsen Consumer Panel, called Homescan, consists of approximately 55,000 demographically balanced U.S. households that use hand-held scanners to record every bar-coded item purchased and, outside the United States, is comprised of more than 80,000 households in 19 countries.

ACNielsen employs multiple data collection processes throughout the world. In the United States and several other countries covering approximately 90% of total panel households worldwide, ACNielsen installs in-home scanners with which panelists scan items at home as they unpack purchases from each shopping trip, recording price, promotions and quantity purchased, as well as the age and gender of the shopper and intended user. Information detailing each shopping trip is transmitted, via telephone lines, to ACNielsen.

Consumer panel applications can be used by both manufacturers and retailers to understand demographics and purchasing habits of consumers. As with all information derived from the ACNielsen Consumer Panel, data capture activity is from all outlet types including grocery, drug, mass merchandiser and warehouse clubs. Clients can choose from a wide variety of applications or analyses, from syndicated to customised and basic to complex. ACNielsen offers a full suite of syndicated category management applications. These reports give manufacturers and retailers insights into cross outlet shopping, consumer loyalty and the value of consumer segments such as the value of core versus occasional shoppers.

ACNielsen also provides delivery tools that allow marketers to process, chart and analyse ACNielsen Consumer Panel information quickly and easily. Among these are CD-ROM tools and Panel*Fact for Windows, which enable managers to create customised reports to meet their individual analytic needs and to share data and analyses with various members within an organisation.

### Competition

ACNielsen has numerous competitors in its various lines of business throughout the world. Some are companies with diverse product and service lines; others have more limited product and service offerings. Competition comes from companies specialising in marketing research; the in-house research departments of manufacturers and advertising agencies; retailers selling information directly or through brokers; information management and software companies; and consulting and accounting firms.

In retail measurement services, ACNielsen's principal competitor in the United States is IRI. IRI is also active in Canada, Europe and Latin America by itself and through joint ventures with GfK (Germany), Taylor Nelson Sofres in Europe, and other companies, and is expanding globally.

In customised research services, a significant competitor is Kantar, the marketing research arm of WPP Group Plc., which operates globally through BMRB International, Millward Brown International and Research International.

In media and entertainment services, significant competitors include Taylor Nelson Sofres, GfK, AGB Media Services, and Video Research (Japan) and, with respect to Internet Measurement Services, Jupiter Media Metrix, NetValue, comScore and RedSheriff.

In consumer panel services, significant competitors include IRI in the United States, and the Europanel consortium, which includes Taylor Nelson Sofres and GfK, operating in Europe. NPD also competes in this area.

Principal competitive factors include innovation, the quality, timeliness, reliability and comprehensiveness of analytical services and data, flexibility in tailoring services to client needs, price, and geographic and market coverage.

### Non-U.S. Operations

As indicated above, ACNielsen engages in a significant portion of its business outside of the United States, with nearly 67% of its revenues in 2000 being generated through non-U.S. sources. ACNielsen's non-U.S. operations are subject to the usual risks inherent in carrying on business outside the United States, including fluctuations in relative currency values, possible nationalisation, expropriation, price controls or other restrictive government actions. ACNielsen believes that the risk of

nationalisation or expropriation is reduced because its products are services and information, rather than products which require manufacturing facilities or the use of natural resources.

### Intellectual Property

ACNielsen owns and controls trade secrets, confidential information, trademarks, patents, trade names, copyrights and other intellectual property rights which, in the aggregate, are of material importance to ACNielsen's business. Management of ACNielsen believes that the "ACNielsen" name and related names, marks, patents and logos are of material importance to ACNielsen. ACNielsen is licensed to use certain technology and other intellectual property rights owned and controlled by others, and, similarly, other companies are licensed to use certain technology and other intellectual property rights owned and controlled by ACNielsen.

The technology and other intellectual property rights licensed by ACNielsen are important to its business, although management of ACNielsen believes that ACNielsen's business, as a whole, is not dependent upon any one intellectual property or group of such properties.

The names of ACNielsen's products and services referred to herein are registered or unregistered trademarks or service marks owned by or licensed to ACNielsen or its subsidiaries.

Management of our company is entrusted to the Executive Board under the supervision of the Board of Supervisory Directors. Each member of the Executive Board is individually authorised to represent our company. The members of the Board of Supervisory Directors are not authorised to bind us.

### Supervisory Board

The members of the Board of Supervisory Directors are currently as follows:

*P.A.W. Roef* (Chairman), born in 1932, has been a member of the Board of Supervisory Directors since 1988. Mr. Roef also serves as Chairman of the supervisory board of directors of Parcom Ventures B.V. and as a member of the supervisory boards of directors of Gamma Holding N.V., Hagemeyer N.V., Koninklijke Numico N.V. and Robeco N.V.

*A.G. Jacobs* (Vice Chairman), born in 1936, has been a member of the Board of Supervisory Directors since 1998. Mr. Jacobs also serves as Chairman of the supervisory board of directors of Joh. Enschedé B.V., and as a member of the supervisory boards of directors of Euronext N.V., Buhrmann N.V., IHC Caland N.V., ING Groep N.V., Koninklijke Nederlandse Petroleum Maatschappij N.V., N.V. Nederlandse Spoorwegen and Strukton Groep N.V.

*J.L. Brentjens*, born in 1940, has been a member of the Board of Supervisory Directors since April 2000 and prior thereto was Chairman of the Executive Board. He also serves as Chairman of the supervisory boards of directors of Heijmans N.V. and Arboned N.V., as Vice Chairman of the supervisory board of directors of Roto Smeets De Boer N.V., as a member of the supervisory boards of directors of Océ N.V., Fortis Obam N.V. and P. Bakker Hillegom B.V., and as a member and Vice Chairman of the boards of foundations of Catholic University Nijmegen and the Van Leer Group Foundation, respectively.

*P.J. van Dun*, born in 1938, has been a member of the Board of Supervisory Directors since 1996. Mr. van Dun also serves as a member of the supervisory boards of directors of Macintosh N.V., MeijerMonitor B.V. and Accounting Plaza B.V., as a member of the foundation Ahold Continuity, as a member of the Advisory Council of Foundation PION and as Chairman of Curatorium PDO (Post Academic Education) Free University of Amsterdam.

*P.A.F.W. Elverding*, born in 1948, has been a member of the Board of Supervisory Directors since April 2000. Mr. Elverding also serves as Chairman of the executive board of DSM N.V. He also serves as a member of the supervisory boards of directors of N.V. Nederlandse Gasunie and De Nederlandsche Bank N.V., as a treasurer of VNO NCW, as a member of the executive board of directors of the International Chamber of Commerce in The Netherlands, as Chairman of the board of the foundation Management Studies, as Chairman of the supervisory board of the foundation Associated Rehabilitation Centers in Limburg and as a member of the supervisory board of directors of Maastricht University.

*F.L.V. Meysman*, born in 1952, has been a member of the Board of Supervisory Directors since 1995. Mr. Meysman currently serves as Chairman of the board of management of Sara Lee/DE N.V. and as director and Executive Vice President of Sara Lee Corporation. He also serves as a member of the supervisory board of directors of Grontmij N.V., as a member of the American Chamber of Commerce in The Netherlands, and of GIMV N.V.

*M.W.M. Vos-van Gortel*, born in 1931, has been a member of the Board of Supervisory Directors since 1995. Ms. Vos-van Gortel also serves as a member of the Council of State. She also serves as a member of the supervisory board of directors of NCM Holding N.V., Chairman of the supervisory boards of the Dutch Lotteries Organisation and the National Nature Historic Museum "Naturalis", and as a member of the boards of advice of the Dutch Association of Shareholders (VEB) and the Dutch Cancer Institute/foundation Antoni Van Leeuwenhoek Hospital.

### Executive Board

The members of the Executive Board are currently as follows:

*R.F. van den Bergh* (Chairman), born in 1950, has been Vice Chairman of the Executive Board since 1998 and a member of the Executive Board since 1992. He also serves on the supervisory boards of directors of Getronics N.V., Philips Nederland B.V., Boompers B.V., P3 Technology and Partners B.V. and as a member of the advisory council of ABN AMRO Holding N.V.

G.S. *Hobbs* (Vice-Chairman), born in 1941, has been a member of the Executive Board since 1998. Mr. Hobbs also serves as Chairman of VNU Inc. Prior to joining our company, Mr. Hobbs was the Chief Executive Officer of BPI.

*T.G.G. Bouwman*, born in 1944, has been a member of the Executive Board since April 2000. Mr. Bouwman served as Chief Executive Officer of VNU Tijdschriften B.V. from March 1994. He also serves as a Vice Chairman of the Dutch Publishers Association. Mr. Bouwman will resign from the Executive Board upon the completion of the sale of our Consumer Information group.

*F.J.G.M. Cremers*, born in 1952, has been a member of the Executive Board since 1997. Prior to joining our company, Mr. Cremers worked for the Royal Dutch Shell Group for 21 years in a variety of management positions. Mr. Cremers served as financial director and as a member of the board of Shell Expro UK until 1996.

*M.P. Connors*, born in 1955, was appointed to the Executive Board on September 11, 2001. Mr. Connors has been Chairman and Chief Executive Officer of our Media Measurement & Information unit since June 2001, and Vice Chairman of ACNielsen since 1996. Prior to that, Mr. Connors was Senior Vice President and Chief Human Resources Officer of Dun & Bradstreet and Senior Vice President for America Express Travel Related Services.

Other members of our management authorised to bind our company are F.L. Dombrée, who has served as our Staff Director Controlling since September 1, 1997 and M.M.I. Cohen de Lara (with limited authority) who has served as our Secretary since March 1, 1997.

All of the members of the Executive Board are employed by our company. All members of the Executive Board and the Board of Supervisory Directors elect domicile at our offices in Haarlem, The Netherlands. Only natural persons can be members of the Executive Board or the Board of Supervisory Directors.

**Compensation of the Board of Supervisory Directors and the Executive Board**

In 2000, the aggregate remuneration of salaries, social premiums and pension costs for the members of the Executive Board (as well as two former members) was €4.3 million (that of current members would have been €3.6 million). Total remuneration for nine members of the Board of Supervisory Directors was €197,394 (of which one member has retired, effective April 18, 2000, and two members were appointed on the same date; that of current members in 2000 amounted to €189,453).

**Directors' Interest in Our Company**

None of the members of the Executive Board holds any common shares. Members of the Executive Board hold rights to acquire 609,100 common shares under the Management Stock Option Plan. One member of the Board of Supervisory Directors holds 10,000 common shares and the right to acquire 35,000 common shares under the Management Stock Option Plan.

The following table shows the stock option holdings of members of our Executive Board and our Board of Supervisory Directors:

| | Options 1998 | Options 1999 | Options 2000 | Options 2001 | Common Shares |
|---|---|---|---|---|---|
| **Executive Board** | | | | | |
| R.F. van den Bergh | 32,500 | 32,500 | 60,000 | 40,000 | — |
| T.G.G. Bouwman | 12,600 | 11,500 | 60,000 | 40,000 | — |
| M.P. Connors | — | — | — | 20,000 | 30,200 |
| F.J.G.M. Cremers | 30,000 | 30,000 | 60,000 | 60,000 | — |
| G.S. Hobbs | 30,000 | 30,000 | 60,000 | 40,000 | — |
| **Board of Supervisory Directors** | | | | | |
| J.L. Brentjens | — | 35,000 | — | — | 10,000 |
| **Total** | 105,100 | 139,000 | 240,000 | 200,000 | 40,200 |

The exercise prices in 1998, 1999, 2000 and 2001 amount to €30.77, an average of €38.81, €59.80 and an average of €38.98 respectively. Options in the 1998 and 1999 series have a five year term. Of the options in the 2000 series, two-thirds have a five year term and the remaining third have a ten year term. Of the options in the 2001 series, approximately half have a five year term and approximately half have a ten year term.

**Directors' Loans**

We have from time to time granted loans to former and current members of the Executive Board and the Board of Supervisory Directors. At August 31, 2001, approximately €250,000 was outstanding under all such loans, which did not bear interest. We have not made any guarantees in favor of members of the Executive Board or Board of Supervisory Directors.

*This taxation summary solely addresses certain Dutch tax aspects for holders of Notes in connection with the offering. Prospective purchasers of Notes from any other jurisdiction are therefore advised to consult a qualified tax consultant for information on the tax consequences which the purchase, ownership and disposal of Notes may involve.*

## Certain Dutch Tax Consequences for Holders of Notes

### General

*The following describes the principal Dutch tax consequences of the acquisition, holding, redemption and disposal of the Notes. This summary does not purport to be a comprehensive description of all Netherlands tax considerations that may be relevant to a decision to acquire, to hold or to dispose of the Notes. Each prospective holder of the Notes should consult a professional adviser with respect to the tax consequences of an investment in the Notes. The discussion of certain Dutch taxes set forth below is included for general information purposes only.*

*This summary is based on the tax legislation, published case law, treaties, rules, regulations and similar documentation, in force as of the date of this offering circular, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.*

### Prospective Investors

The summary of certain Dutch taxes set out in the section "Residents of The Netherlands" under the caption "Notes" is only intended for the following investors:

(1) individuals who are resident or deemed to be resident in The Netherlands for purposes of Dutch tax law (including the non resident individual holder who has opted to be taxed as a resident of The Netherlands), excluding (a) individuals who are resident or deemed to be resident in The Netherlands, who alone or together with certain related persons have an interest in us of 5% or more of our issued capital or 5% or more of the issued capital of a class of our shares or who have certain profit participating rights that constitute a substantial interest in us, all as defined in Chapter 4, excluding articles 4.10 and 4.11 of the Income Tax Act 2001 and (b) individuals who are our employees or are deemed to be our employees or employees of any entity related to us (the "Netherlands Individuals"); and

(2) corporate entities that are resident or deemed to be resident in The Netherlands for purposes of Dutch tax law and who invest in the Notes, excluding (a) corporate entities that are not subject to Dutch corporate income tax, (b) pension funds (*pensioenfondsen*) and other entities that are exempt from Dutch corporate income tax, and (c) investment institutions (*beleggingsinstellingen*) as defined in the Dutch Corporate Income Tax Act 1969 ("Netherlands Corporate Entities").

The summary of certain Dutch taxes set out in the section "Non-residents of The Netherlands" under the caption "Notes" is only intended for the following investors:

(1) individuals who are not resident nor deemed to be resident in The Netherlands for purposes of Dutch tax law and who invest in the bonds, excluding (a) the non resident individual who has a substantial interest in us as defined in Chapter 4, excluding articles 4.10 and 4.11 of the Income Tax Act 2001, (b) individuals who are our employees or are deemed to be our employees or employees of any entity related to us ("Non-resident Individuals"), and (c) the non resident individual holder who has opted to be taxed as a resident of The Netherlands; and

(2) corporate entities that are not resident nor deemed to be resident in The Netherlands for purposes of Dutch tax law and who invest in the Notes ("Non-resident Corporate Entities").

### Notes

*Withholding Tax*

Interest distributed by us on the Notes is not subject to Dutch withholding tax, provided that (i) each transaction entered into pursuant to or in connection with the Programme is at arm's length; (ii) the Notes will not be redeemable in exchange for, convertible into or linked to shares or other equity issued or to be issued by us; and (iii) the Notes will not carry interest or any other payment contingent or deemed contingent on the profits of, or the distribution of profits by us.

*Corporate Income Tax and Individual Income Tax*

*Residents of The Netherlands*

If the holder of the Notes is a Netherlands Corporate Entity and the Notes are attributable to its (deemed) business assets, income derived from the Notes and gains realised upon acquisition, holding, redemption and alienation of the Notes is taxable.

If the holder of the Notes is a Netherlands Individual, income derived from the Notes and gains realised upon the acquisition, holding, redemption and alienation of the Notes is taxable at the progressive rates of the Income Tax Act 2001, if:

(1) the holder of the Notes has an enterprise or an interest in an enterprise to which enterprise the Notes are attributable; or

(2) the holder of the Notes is considered to perform activities with respect to the Notes that exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

If the above-mentioned conditions (1) or (2) do not apply to the individual holder, the actual income derived from the Notes and the actual gains realised with respect to the Notes will not be taxable. Instead, the individual holder will be taxed at a flat rate of 30% on deemed income from "savings and investments" (*sparen en beleggen*). This deemed income amounts to 4% of the average of the individual's "yield basis" (*rendementsgrondslag*) at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The Notes will be included in the individual's yield basis.

*Non-residents of The Netherlands*

If the holder of the Notes is a Non-resident Individual or a Non-resident Corporate Entity income derived from the Notes and capital gains realised upon the transfer, redemption or alienation of the Notes are taxable, if:

(1) the holder of the Notes has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which enterprise or part thereof, as the case may be, the Notes are attributable; or

(2) the holder of the Notes is entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than by way of securities or through an employment contract, and to which enterprise the Notes are attributable; or

(3) in case of an individual holder of the Notes, such holder of the Notes is considered to perform activities in The Netherlands with respect to the Notes that exceed "regular active portfolio management".

Gift and Inheritance Taxes

*Residents of The Netherlands*

Generally, gift and inheritance taxes will be due in The Netherlands in respect of the acquisition of the Notes by way of gift by, or on the death of, a holder of the Notes who is a resident or deemed to be a resident of The Netherlands at the time of the gift or his or her death.

An individual of Dutch nationality is deemed to be a resident of The Netherlands for the purpose of Dutch gift and inheritance tax, if he or she has been resident in The Netherlands during the ten years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of The Netherlands for the purpose of Dutch gift tax only if he or she has been residing in The Netherlands at any time during the twelve months preceding the time of the gift. Applicable tax treaties may override deemed residency.

*Non-residents of The Netherlands*

Gift or inheritance taxes will arise in The Netherlands in respect of the acquisition of the Notes by way of gift by, or as a result of the death of, a holder of the Notes who is neither a resident nor deemed to be a resident of The Netherlands, if:

(1) such holder at the time of the gift has or at the time of his or her death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which Netherlands enterprise or part thereof, as the case may be, the Notes are or were attributable;

(2) in the case of a gift of the Notes by an individual who at the date of the gift was neither a resident nor deemed to be a resident of The Netherlands, such individual dies within 180 days after the date of the gift, while at the time of his or her death being a resident or deemed to be a resident of The Netherlands.

### Other Taxes and Duties

No net wealth tax, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be payable in The Netherlands by a holder of the Notes in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Notes.

## Certain UK Tax Consequences for Holders of Notes

### General

*The following is a general summary of the United Kingdom withholding tax treatment at the date hereof in relation to the payment of principal, interest, discount and premium in respect of the Notes and also contains a summary of some other salient points relating to the United Kingdom holders of Notes. The summary does not deal with other United Kingdom tax aspects of acquiring, holding or disposing of Notes. Except where the context otherwise requires, the comments relate only to the position of persons who are absolute beneficial owners of the Notes and may not apply to certain classes of persons such as dealers or certain professional investors. Any holders of Notes who are in doubt as to their own tax position should consult their professional advisers.*

### Interest

Persons in the United Kingdom paying interest to or receiving interest on behalf of an individual may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries. Payments of interest on the Notes may be made without withholding on account of United Kingdom income tax.

### Disposal (including Redemption)

*Corporate holders of Notes*

Holders of Notes which are companies within the charge to United Kingdom corporation tax may be subject to United Kingdom corporation tax on their holding, disposal and redemption (including a part redemption of Notes that are redeemable in two or more instalments) of Notes. The nature of the tax charge will depend upon the terms of the Note in question and the particular circumstances of the relevant holder of Notes. In particular, holders of Notes within the charge to United Kingdom corporation tax should have regard to the provisions of the "loan relationship" legislation contained in the Finance Act 1996, including the special rules for asset linked securities, the legislation relating to chargeable gains, and the legislation applicable to the taxation of foreign exchange gains and losses.

*Individuals*

Holders of Notes who are individuals and who are resident or ordinarily resident in the United Kingdom or carry on a trade in the United Kingdom through a branch or agency to which the Note is attributable, may be subject to United Kingdom income or capital gains tax on disposal or redemption (including a part redemption of the Notes that are redeemable in two or more instalments) of Notes. The nature of the tax charge will depend upon the terms of the Note in question and the particular circumstances of the relevant holder of the Notes. In particular, individual holders of Notes should

have regard, where appropriate, to the capital gains tax legislation, the "accrued income scheme", the "relevant discounted securities" legislation and the "variable rate securities" legislation.

### Proposed EU Savings Directive

On July 18, 2001 the European Commission published a Proposal for a Directive to ensure effective taxation of savings income in the form of interest payments within the European Community. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments. The proposed Directive is not yet final and may be subject to further amendment and/or clarification.

# SUBSCRIPTION AND SALE

### Summary of Dealer Agreement

Subject to the terms and on the conditions contained in a Dealer Agreement dated October 5, 2001 (the "Dealer Agreement") between the Issuer, the Permanent Dealers and the Arranger, the Notes will be offered on a continuous basis by the Issuer to the Permanent Dealers. However, the Issuer has reserved the right to sell Notes directly on its own behalf to Dealers that are not Permanent Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that are jointly and severally underwritten by two or more Dealers.

The Issuer may pay each relevant Dealer a commission as agreed between them in respect of Notes subscribed by it. The Issuer has agreed to reimburse the Arranger for certain of its expenses incurred in connection with the establishment of the Programme and the Dealers for certain of their activities in connection with the Programme. The commissions in respect of an issue of Notes on a syndicated basis will be stated in the relevant Pricing Supplement.

In the Dealer Agreement, the Issuer has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

### Selling Restrictions

#### United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Notes in bearer form having a maturity of more than one year are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each Permanent Dealer has represented and agreed and each additional Dealer will be required to represent and agree that, except as permitted by the Dealer Agreement, it will not offer, sell or deliver the Notes of any identifiable Tranche, (i) as part of their distribution at any time or (ii) otherwise until 40 days after completion of the distribution of such Tranche as determined, and certified to the Issuer, by it, or in the case of Notes issued on a syndicated basis, the Lead Manager, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of the offering, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

Each Permanent Dealer has represented and agreed and each additional Dealer will be required to represent and agree that:

(i) it has not offered or sold and will not offer or sell prior to the date six months after their date of issue any Notes (other than Notes with a maturity of less than one year or a minimum denomination of at least € 40,000 or its equivalent in other currencies) to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995

(ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 (the "Act") and after they come into force, all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom

(iii) once section 19 of the FSMA has come into force, in relation to any Notes which must be redeemed before the first anniversary of the date of their issue, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any such Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses, where the issue of the Notes would otherwise constitute a contravention of section 19 of the FSMA by the Issuer and

(iv) it has only issued or passed on and will only issue or pass on in the United Kingdom, before the repeal of section 57 of the Act, any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on. After the repeal of section 57 of the Act it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of such Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer.

The Netherlands

The Notes may only be offered anywhere in the world:

a. if the applicable Pricing Supplement has been approved by the Luxembourg Stock Exchange and submitted to the Securities Board of The Netherlands (*Stichting Toezicht Effectenverkeer*); or

b. to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), provided that (i) the applicable Pricing Supplement states that the offer is exclusively made to those persons and, (ii) a copy of the applicable Pricing Supplement is submitted to the Securities Board of The Netherlands before the offer is made; or

c. to persons who are established, domiciled or have their residence (collectively, "are resident") outside The Netherlands, provided that (i) the applicable Pricing Supplement states that the offer is not and will not be made to persons who are resident in The Netherlands, (ii) the offer, the Offering Circular and the applicable Pricing Supplement comply with the laws and regulations of any State where the persons to whom the offer is made are resident, (iii) a statement by the Issuer that those laws and regulations are complied with is submitted to the Securities Board of The Netherlands before the offer is made and is included in the applicable Pricing Supplement; or

d. if those Notes have a denomination of a least NLG 100,000 (or its foreign currency equivalent); or

e. if:

(i) those Notes qualify as Euro-securities (*Euro-effecten*) (which they do if (a) they are subscribed for and placed by a syndicate of which at least two members are established in different States party to the Agreement on the European Economic Area, (b) at least 60% of those Notes are placed by syndicate members established in one or more states other than The Netherlands, and (c) those Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC); and

(ii) no general advertising or canvassing campaign is conducted in respect of those Notes anywhere in the world; or

f. otherwise in accordance with the 1995 Act on the Supervision of the Securities Trade (*Wet toezicht effectenverkeer 1995*).

In addition, Zero Coupon Notes and other Notes which qualify as savings certificates as defined in the Savings Certificates Act (*Wet inzake spaarbewijzen*) may only be transferred or accepted through the mediation of either the Issuer or an admitted institution of Euronext Amsterdam N.V. with due observance of the Savings Certificates Act and its implementing regulations (including registration requirements), provided that no mediation is required in respect of (i) the initial issue of those Notes to the first holders thereof, (ii) any transfer and delivery by individuals who do not act in the conduct of a professional or trade, and (iii) the issue and trading of those Notes, if they are physically issued outside The Netherlands and are not distributed in The Netherlands in the course of primary trading or immediately thereafter.

**Japan**

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Accordingly, each of the Dealers has represented and agreed and each additional Dealer will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to or for the benefit of a resident of Japan or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

**General**

These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Pricing Supplement issued in respect of the issue of Notes to which it relates or in a supplement to this Offering Circular.

No action has been taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of the Offering Circular or any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that it will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes the Offering Circular, any other offering material or any Pricing Supplement and neither the Issuer nor any other Dealer shall have responsibility therefor.

## FORM OF PRICING SUPPLEMENT

The form of Pricing Supplement that will be issued in respect of each Tranche, subject only to the deletion of non-applicable provisions, is set out below:

Pricing Supplement dated [●]

VNU N.V.

*(a company incorporated with limited liability in The Netherlands, with its corporate seat in Haarlem, The Netherlands)*

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the **€2,000,000,000 Euro Medium Term Note Programme**

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated [ ● ] [and the Supplemental Offering Circular dated [ ● ]]. This Pricing Supplement must be read in conjunction with such Offering Circular [as so supplemented].

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

| | | | |
|---|---|---|---|
| 1 | Issuer: | | VNU N.V. |
| 2 | [(i)] | Series Number: | [●] |
| | [(ii) | Tranche Number: | [●] |
| | (If fungible with an existing Series, details of that Series, including the date on which he Notes become fungible).] | | |
| 3 | Specified Currency or Currencies: | | [●] |
| 4 | Aggregate Nominal Amount: | | |
| | [(i)] | Series: | [●] |
| | [(ii) | Tranche: | [●]] |
| 5 | [(i)] | Issue Price: | [●] per cent. of the Aggregate Nominal Amount [plus accrued interest from [insert date] (*in the case of fungible issues only, if applicable*)] |
| | [(ii) | Net proceeds: | [●] (*Required only for listed issues*)] |
| 6 | Specified Denominations: | | [●]<br>[●] |
| 7 | (i) | Issue Date: | [●] |
| | [(ii) | Interest Commencement Date (if different from the Issue Date): | [●]] |
| 8 | Maturity Date: | | [*specify date or (for Floating Rate Notes) Interest Payment Date falling in the relevant month and year*] |
| 9 | Interest Basis: | | [[●] per cent. Fixed Rate]<br>[[*specify reference rate*] +/–[●] per cent. Floating Rate]<br>[Zero Coupon]<br>[Index Linked Interest]<br>[Dual Currency Interest]<br>[Other (*specify*)]<br>(further particulars specified below) |

| | | |
|---|---|---|
| 10 | Redemption/Payment Basis: | [Redemption at par]<br>[Index Linked Redemption]<br>[Dual Currency Redemption]<br>[Partly Paid]<br>[Instalment]<br>[Other (*specify*)] |
| 11 | Change of Interest or Redemption/ Payment Basis: | [*Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis*] |
| 12 | Put/Call Options: | [Put]<br>[Call]<br>[(further particulars specified below)] |
| 13 | Status of the Notes: | Senior |
| 14 | Listing: | [Luxembourg/None] |
| 15 | Method of distribution: | [Syndicated/Non-syndicated/other] |

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

| | | | |
|---|---|---|---|
| 16 | Fixed Rate Note Provisions | | [Applicable/Not Applicable]<br>(*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| | (i) | Rate[(s)] of Interest: | [●] per cent. per annum [payable [annually/ semi-annually/quarterly/monthly] in arrear] |
| | (ii) | Interest Payment Date(s): | [●] in each year |
| | (iii) | Fixed Coupon Amount(s): | [●] per [●] in nominal amount |
| | (iv) | Broken Amount: | [*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)] and the Interest Payment Date(s) to which they relate*] |
| | (v) | Day Count Fraction (Condition 4(k)): | [●]<br>(*Day count fraction should be Actual/Actual-ISMA for all fixed rate issues other than those denominated in U.S. dollars, unless the client requests otherwise*) |
| | (vi) | Determination Date(s) (Condition 4(k)): | [*Insert day(s) and month(s) on which interest is normally paid (if more than one, then insert such dates in the alternative*)] in each year(1) |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | [Not Applicable/*give details*] |
| 17 | Floating Rate Provisions | | [Applicable/Not Applicable]<br>(*If not applicable, delete the remaining sub-paragraphs of this paragraph. Also consider whether EURO BBA LIBOR or EURIBOR is the appropriate reference rate for Notes denominated in euro after 1 January 1999*) |
| | (i) | Specified Period(s)/Specified Interest Payment Dates: | [●] |

(1) Only to be completed for an issue where Day Count Fraction is Actual/Actual-ISMA.

| | | |
|---|---|---|
| (ii) | Business Day Convention: | [Floating Rate Business Day Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)] |
| (iii) | Additional Business Centre(s) (Condition 4(k)): | [●] |
| (iv) | Manner in which the Rate(s) of Interest is/are to be determined: | [Screen Rate Determination/ISDA Determination/other (*give details*)] |
| (v) | Interest Period Date(s): | [Not Applicable/*specify dates*] |
| (vi) | Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Calculation Agent]): | [●] |
| (vii) | Screen Rate Determination (Condition 4(b)(iii)(B)): | |
| | ○ Relevant Time: | [●] |
| | ○ Interest Determination Date: | [[●] [TARGET] Business Days in [*specify city*] for [*specify currency*] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]] |
| | ○ Primary Source for Floating Rate: | [*Specify relevant screen page or* "Reference Banks"] |
| | ○ Reference Banks (if Primary Source is "Reference Banks"): | [*Specify four*] |
| | ○ Relevant Financial Centre: | [*The financial centre most closely connected to the Benchmark—specify if not London*] |
| | ○ Benchmark: | [*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*] |
| | ○ Representative Amount: | [*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*] |
| | ○ Effective Date: | [*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*] |
| | ○ Specified Duration: | [*Specify period for quotation if not duration of Interest Accrual Period*] |
| (viii) | ISDA Determination (Condition 4(b)(iii)(A)): | |
| | ○ Floating Rate Option: | [●] |
| | ○ Designated Maturity: | [●] |
| | ○ Reset Date: | [●] |
| | ○ ISDA Definitions: if different from those set out in the Conditions) | [●] |
| (ix) | Margin(s): | [+/–] [●] per cent. per annum |
| (x) | Minimum Rate of Interest: | [●] per cent. per annum |
| (xi) | Maximum Rate of Interest: | [●] per cent. per annum |
| (xii) | Day Count Fraction (Condition 4(k)): | [●] |
| (xiii) | Rate Multiplier: | [●] |

| | | | |
|---|---|---|---|
| | (xiv) | Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: | [●] |
| 18 | **Zero Coupon Note Provisions** | | [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| | (i) | Amortisation Yield (Condition 5(b)): | [●] per cent. per annum |
| | (ii) | Day Count Fraction (Condition 4(k)): | [●] |
| | (iii) | Any other formula/basis of determining amount payable: | [●] |
| 19 | **Index Linked Interest Note Provisions** | | [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| | (i) | Index/Formula: | [*Give or annex details*] |
| | (ii) | Calculation Agent responsible for calculating the principal and/or interest due: | [●] |
| | (iii) | Provisions for determining Coupon where calculation by reference to and/or Formula is impossible or impracticable: | [●] |
| | (iv) | Specified Period(s)/Specified Interest Payment Dates: | [●] |
| | (v) | Business Day Convention: | [Floating Rate Business Day Convention/Following Business Day Convention/Modified Following Business Day Convention/Precedin Business Day Convention/other (*give details*)] |
| | (vi) | Additional Business Centre(s) (Condition 4(k)): | [●] |
| | (vii) | Minimum Rate of Interest: | [●] per cent. per annum |
| | (viii) | Maximum Rate of Interest: | [●] per cent. per annum |
| | (ix) | Day Count Fraction (Condition 4(k)): | [●] |
| 20 | **Dual Currency Note Provisions** | | [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| | (i) | Rate of Exchange/Method of calculating Rate of Exchange: | [*Give details*] |
| | (ii) | Calculation Agent, if any, responsible for calculating the principal and/or interest due: | [●] |
| | (iii) | Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable: | [●] |
| | (iv) | Person at whose option Specified Currency(ies) is/are payable: | [●] |
| | (v) | Day Count Fraction (Condition 4(k)): | [●] |

| | | |
|---|---|---|
| **21** | **Call Option** | [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| (i) | Optional Redemption Date(s): | [●] |
| (ii) | Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): | [●] |
| (iii) | If redeemable in part: | |
| | (a) Minimum nominal amount to be redeemed: | [●] |
| | (b) Maximum nominal amount to be redeemed: | [●] |
| (iv) | Option Exercise Date(s): | [●] |
| (v) | Description of any other Issuer's option: | [●] |
| (vi) | Notice period (if other than as se out in the Conditions): | [●] |
| **22** | **Put Option** | [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| (i) | Optional Redemption Date(s): | [●] |
| (ii) | Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): | [●] |
| (iii) | Option Exercise Date(s): | [●] |
| (iv) | Description of any other Noteholders' option: | [●] |
| (v) | Notice period (if other than as set out in the Conditions): | [●] |
| **23** | **Final Redemption Amount** | [Nominal amount/Other/See Appendix] |
| **24** | **Early Redemption Amount** | |
| (i) | Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 5(c)) or an even of default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | [●] |
| (ii) | Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 5(c)): | [Yes/No] |
| (iii) | Unmatured Coupons to become void upon early redemption (Notes only) (Condition 6(f)): | [Yes/No/Not Applicable] |

## GENERAL PROVISIONS APPLICABLE TO THE NOTES

| | | |
|---|---|---|
| 25 | Form of Notes: | Notes |
| | (i) Temporary or permanent global Note/ Certificate: | [temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note]<br>temporary Global Note exchangeable for Definitive Notes on [⊜] days' notice<br>[permanent Global Note exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note] |
| | (ii) Applicable TEFRA exemption: | [C Rules/D Rules/Not Applicable] |
| 26 | Additional Financial Centre(s) (Condition 6(g)) or other special provisions relating to payment dates: | [Not Applicable/*Give details. Note that this item relates to the place of payment, and not interest period end dates, to which items 17(iii) and 19 (vi) relates*]] |
| 27 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | [Yes/No. *If yes, give details*] |
| 28 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | [Not Applicable/*give details*] |
| 29 | Details relating to Instalment Notes: | [Not Applicable/*give details*] |
| | (i) Instalment Amount(s): | [⊜] |
| | (ii) Instalment Date(s): | [⊜] |
| | (iii) Minimum Instalment Amount: | [⊜] |
| | (iv) Maximum Instalment Amount: | [⊜] |
| 30 | Redenomination, renominalisation and reconventioning provisions: | [Not Applicable/The provisions annexed to this Pricing Supplement apply] |
| 31 | Consolidation provisions: | [Not Applicable/The provisions annexed to this Pricing Supplement apply] |
| 32 | Other terms or special conditions:(1) | [Not Applicable/*give details*] |

## DISTRIBUTION

| | | |
|---|---|---|
| 33 | (i) If syndicated, names of Managers: | [Not Applicable/*give names*] |
| | (ii) Stabilising Manager (if any): | [Not Applicable/*give name*] |
| | (iii) Dealer's Commission: | [⊜] |

---

(1) If full terms and conditions are to be used, please add the following here:

"The full text of the Conditions which apply to the Notes [and which will be endorsed on the Notes in definitive form] are set out in [the Annex hereto], which Conditions replace in their entirety those appearing in the Offering Circular for the purpose of these Notes and such Conditions will prevail over any other provision to the contrary."

The first set of bracketed words to be deleted where there is a permanent global Note instead of Notes in definitive form. The full conditions should be attached to and form part of the pricing supplement.

| | | |
|---|---|---|
| 34 | If non-syndicated, name of Dealer: | [Not Applicable/*give name*] |
| 35 | Additional selling restrictions: | [Not Applicable/*give details*] |

OPERATIONAL INFORMATION

| | | |
|---|---|---|
| 36 | ISIN Code: | [•] |
| 37 | Common Code: | [•] |
| 38 | Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | [Not Applicable/*give name(s) and number(s)*] |
| 39 | Delivery: | Delivery [against/free of] payment |
| 40 | The Agents appointed in respect of the Notes are: | [•] |

GENERAL

| | | |
|---|---|---|
| 41 | Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 10(a): | [Not Applicable/*give details*] |
| 42 | The aggregate principal amount of Notes issued has been translated into euro at the rate of [•], producing a sum of (for Notes not denominated in euro): | [Not Applicable/euro[•]] |

[LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Notes issued under [*insert Programme Amount*] Euro Medium Term Note Programme of VNU N.V..]

[STABILISING

In connection with this issue, [*insert name of Stabilising Manager*] may over-allot or effect transactions which stabilise or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time.]

MATERIAL ADVERSE CHANGE STATEMENT

Except as disclosed in this document, there/[There][(1)] has been no significant change in the financial or trading position of the Issuer or of the Group since [*insert date of last audited accounts or interim accounts (if later)*] and no material adverse change in the financial position or prospects of the Issuer or of the Group since [*insert date of last published annual accounts.*]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular [and the supplemental Offering Circular] referred to above, contains all information that is material in the context of the issue of the Notes.

Signed on behalf of the Issuer:

By:

Duly authorised

(1) If any change is disclosed in the Pricing Supplement, it will require approval by the Stock Exchange(s). Consideration should be given as to whether or not such disclosure should be made by means of a supplemental Offering Circular rather than in a Pricing Supplement.

(2) It will be necessary for the Pricing Supplement to include amended UK selling restrictions once the FSMA comes into force.

[The Notes constitute [commercial paper] [shorter/longer term debt securities][(1)] issued in accordance with regulations made under section 4 of the Banking Act 1987. The Issuer of the Notes is VNU N.V., which is not an authorised institution or a European authorised institution (as such terms are defined in the Banking Act 1987 (Exempt Transactions) Regulations 1997). Repayment of the principal and payment of any interest or premium in connection with the Notes has not been guaranteed.][(2)]

[The Issuer (a) has complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to and continuing listing of any Notes issued under the Programme and of any previous issues made by it under the Programme and listed on the same exchange; (b) confirms that it will have complied with its obligations under the listing rules of the Luxembourg Stock Exchange in relation to the admission to listing of the Notes by the time when the Notes are so admitted; (c) has not, since the last publication of information in compliance with the listing rules of the Luxembourg Stock Exchange about the Programme, any previous issues made by it under the Programme and listed on the Luxembourg Stock Exchange, or the Notes, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its ability to meet its obligations as Issuer in respect of the Notes as they fall due; and (d) has complied and will continue to comply with its obligations under the Banking Act 1987 (Exempt Transactions) Regulations 1997 to lodge all relevant information in relation to the Notes with the UK Listing Authority.][(3)]

(1) Include "commercial paper" if Notes must be redeemed before their first anniversary. Include "shorter" if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary. Include "longer" if Notes may not be redeemed before their third anniversary.

(2) Unless otherwise permitted, text to be included for all Notes (including Notes denominated in sterling) in respect of which the issue proceeds are accepted by the Issuer in the UK before section 19 (the general prohibition) of the Financial Services and Markets Act 2000 is brought into force.

(3) Unless otherwise permitted, text to be included for all Notes which are to be listed on the London or another EEA Stock Exchange before section 19 (the general prohibition) of the Financial Service and Markets Act 2000 is brought into force. This text would not be required if the Issuer is relying on Regulation 13(4)(c) to (g) of the Regulations.

(1) In connection with the application to list the Notes on the Luxembourg Stock Exchange a legal notice relating to the issue of the Notes and copies of the constitutional documents of the Issuer will be deposited with the Chief Registrar of the District Court in Luxembourg ("Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg") where such documents may be examined and copies obtained. The Luxembourg Stock Exchange has allocated the number 12633 to the Programme for listing purposes.

(2) The Issuer has obtained all necessary consents, approvals and authorisations in The Netherlands in connection with the establishment of the Programme and the issue of Notes. The establishment of the Programme and the issue of Notes was authorised by a resolution of the Executive Board passed on September 11, 2001.

(3) Except as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of the Issuer or of the Group since December 31, 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since December 31, 2000.

(4) Neither the Issuer nor any of its subsidiaries is or has been involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the issue of the Notes nor so far as the Issuer is aware is any such litigation or arbitration pending or threatened.

(5) Each Note, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

(6) Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems. The Common Code, the International Securities Identification Number (ISIN) and (where applicable) the identification number for any other relevant clearing system for each Series of Notes will be set out in the relevant Pricing Supplement.

(7) Ernst & Young Accountants (Independent Public Accountants) have audited, and rendered unqualified audit reports on, the accounts of the Issuer for the three years ended December 31, 2000.

The text below applies until section 19 of the FSMA is brought into force. This is currently expected to happen on November 30, 2001 although this date may change. When the FSMA comes into force, the Regulations described below will be repealed.

**Notes (including Notes denominated in sterling) in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom before section 19 (the general prohibition) of the Financial Services and Markets Act 2000 is brought into force and which are issued pursuant to an exempt transaction under regulation 13(1) or (3) of the Banking Act 1987 (Exempt Transactions) Regulations 1997 (the "Regulations") will constitute commercial paper, shorter term debt securities or longer term debt securities (in each case, as defined in the Regulations), as specified in the applicable Pricing Supplement, in each case issued in accordance with regulations made under section 4 of the Banking Act 1987.** The Issuer is not an authorised institution or a European authorised institution (as such terms are defined in the Regulations) and repayment of the principal and payment of any interest or premium in connection with such Notes will not be guaranteed.

In relation to any Notes which are issued pursuant to an exempt transaction under regulation 13(3) of the Regulations where such Notes would fall within regulation 13(4)(a) or (b) of the Regulations:

(a) the Issuer confirms that, as at the date hereof, it has complied with its obligations under the relevant rules (as defined in the Regulations) in relation to the admission to and continuing listing of the Programme and of any previous issues made under it and listed on the same exchange as the Programme

(b) the Issuer confirms that, it will have complied with its obligations under the relevant rules in relation to the admission to listing of such Notes by the time when such Notes are so admitted and

(c) the Issuer confirms that, as at the date hereof, it has not, since the last publication, if any, in compliance with the relevant rules of information about the Programme, any previous issues made under it and listed on the same exchange as the Programme, or any Notes falling within regulation 13(4)(a) or (b) of the Regulations, having made all reasonable enquiries, become aware of any change in circumstances which could reasonably be regarded as significantly and adversely affecting its ability to meet its obligations as issuer in respect of such Notes as they fall due.

In relation to Notes which are to be exempt transactions under regulation 13(3) of the Regulations and fall within regulation 13(4)(b) of the Regulations, the Issuer confirms that, as at the date hereof, it has complied and will continue to comply with its obligations under the Regulations to lodge all relevant information (as defined in the Regulations) in relation to any such Notes with the UK Listing Authority.

# DOCUMENTS AVAILABLE FOR INSPECTION

For so long as Notes may be issued pursuant to this Offering Circular, the following documents will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), for inspection at the office of Deutsche Bank Luxembourg S.A.:

(i) the Trust Deed (which includes the form of the Global Notes, the definitive Notes, the Coupons, the Receipts and the Talons)

(ii) the Dealer Agreement and the Agency Agreement

(iii) the Memorandum and Articles of Association (with an English translation thereof) of the Issuer

(iv) the published annual report and audited accounts of the Issuer for the two financial years ended December 31, 2000 and the unaudited consolidated accounts of the Issuer for the six months ended June 30, 2001

(v) each Pricing Supplement for Notes that are listed on the Luxembourg Stock Exchange or any other stock exchange

(vi) a copy of this Offering Circular together with any Supplement to this Offering Circular or further Offering Circular and

(vii) all reports, letters and other documents, balance sheets, valuations and statements by any expert any part of which is extracted or referred to in this Offering Circular.

Copies of the latest annual report and consolidated and non-consolidated accounts of the Issuer and the latest interim consolidated accounts of the Issuer may be obtained in English, free of charge, and copies of the Trust Deed will be available for inspection, at the specified office of the Paying Agent during normal business hours, so long as any of the Notes is outstanding. Though the Issuer publishes both consolidated and non-consolidated accounts, the non-consolidated accounts do not provide significant additional information as compared to the consolidated accounts.

(This page has been left blank intentionally.)

## INDEPENDENT AUDITORS' REPORT

In our opinion, the financial statements for the year 2000 and the comparative data for the years 1999 and 1998, as included in this Offering Circular, in respect of the Issuer, on pages F-3 to F-26, are consistent, in all material respects, with the financial statements of the Issuer for those years from which they have been derived. We issued unqualified auditors' reports on these financial statements on March 13, 2001, March 14, 2000 and March 16, 1999.

For a better understanding of the Issuer's financial position and results and of the scope of our audit, the financial statements should be read in conjunction with the financial statements from which they have been derived and our auditors' reports thereon.

Amsterdam, October 5, 2001

Ernst & Young Accountants

# CONSOLIDATED BALANCE SHEET AFTER PROFIT APPROPRIATION

*(€ in 1,000)*

| | at December 31, | | |
|---|---|---|---|
| | 2000 | 1999 | 1998 |
| **Fixed assets** | | | |
| Intangible assets | 6,581,944 | 5,529,298 | 2,483,570 |
| Property, plant and equipment | 303,790 | 264,434 | 209,154 |
| Long-term financial assets | 168,845 | 244,762 | 67,020 |
| | 7,054,579 | 6,038,494 | 2,759,744 |
| **Current assets** | | | |
| Inventories | 95,975 | 81,352 | 74,036 |
| Accounts receivable and other current assets | 1,113,985 | 905,453 | 650,441 |
| Cash and cash equivalents | 602,422 | 616,524 | 325,381 |
| | 1,812,382 | 1,603,329 | 1,049,858 |
| Current liabilities | 1,943,291 | 2,987,447 | 1,137,039 |
| Working capital | (130,909) | (1,384,118) | (87,181) |
| Capital to be financed | 6,923,670 | 4,654,376 | 2,672,563 |
| **Non-current liabilities** | | | |
| Debenture loans and private placements | 1,771,634 | 1,358,241 | 1,359,239 |
| Other long-term liabilities | 231,219 | 318,470 | 80,968 |
| | 2,002,853 | 1,676,711 | 1,440,207 |
| Provisions for liabilities and charges | 173,498 | 148,523 | 69,030 |
| Subordinated loans | 831,984 | 832,223 | 567,226 |
| Minority interests | 168,321 | 162,593 | 17,734 |
| **Shareholders' equity** | | | |
| Capital stock | 49,762 | 45,137 | 44,437 |
| Additional paid-in capital | 2,050,466 | 1,083,821 | 92,470 |
| Retained earnings | 1,646,786 | 705,368 | 441,459 |
| | 3,747,014 | 1,834,326 | 578,366 |
| Financing capital | 6,923,670 | 4,654,376 | 2,672,563 |

The notes form an integral part of these Consolidated Financial Statements

## CONSOLIDATED STATEMENT OF EARNINGS

*(€ in 1,000)*

| | Years ended December 31, 2000 | 1999 | 1998 |
|---|---|---|---|
| Net revenues | 3,384,560 | 2,809,151 | 2,426,631 |
| Raw materials | 605,368 | 507,004 | 514,052 |
| Purchased services | 303,555 | 331,910 | 282,942 |
| Personnel costs | 1,121,073 | 890,402 | 724,920 |
| Depreciation of property, plant and equipment | 86,320 | 64,881 | 55,257 |
| Other operating expenses | 567,394 | 444,975 | 376,077 |
| Total operating costs and expenses | 2,683,710 | 2,239,172 | 1,953,248 |
| Operating income | 700,850 | 569,979 | 473,383 |
| Equity in operating income of non-consolidated subsidiaries | 28,586 | 34,511 | 17,785 |
| Total operating income before goodwill amortisation | 729,436 | 604,490 | 491,168 |
| Goodwill amortisation | (185,562) | (73,477) | (39,133) |
| Operating income after goodwill amortisation | 543,874 | 531,013 | 452,035 |
| Interest income | 51,698 | 20,775 | 22,287 |
| Interest expense | (192,659) | (134,917) | (102,229) |
| Results from financial income and expense | (140,961) | (114,142) | (79,942) |
| Earnings from ordinary activities before income taxes | 402,913 | 416,871 | 372,093 |
| Income taxes | (161,881) | (148,981) | (129,768) |
| Earnings from ordinary activities after income taxes | 241,032 | 267,890 | 242,325 |
| Minority interests | (19,176) | (21,177) | (9,821) |
| Earnings from ordinary activities after income taxes and minority interests | 221,856 | 246,713 | 232,504 |
| Extraordinary items before income taxes | 577,183 | (1,785) | 18,214 |
| Income taxes | — | — | — |
| Extraordinary items after income taxes | 577,183 | (1,785) | 18,214 |
| Net earnings | 799,039 | 244,928 | 250,718 |
| **Per Common Share** | | | |
| Earnings before amortisation of goodwill and extraordinary items | 1.78 | 1.65 | 1.43 |
| Earnings before extraordinary items | 0.96 | 1.27 | 1.23 |

The notes form an integral part of these Consolidated Financial Statements

## CONSOLIDATED STATEMENT OF CASH FLOW

*(€ in 1,000)*

| | Years ended December 31, | | |
|---|---|---|---|
| | 2000 | 1999 | 1998 |
| Operating income of consolidated subsidiaries after goodwill amortisation | 516,663 | 496,502 | 434,250 |
| Adjustments for: | | | |
| Depreciation of property, plant and equipment | 86,320 | 64,881 | 55,257 |
| Goodwill amortisation consolidated subsidiaries | 184,187 | 73,477 | 39,133 |
| Change in provisions and other long-term liabilities | (44,364) | (28,285) | (12,248) |
| Change in accounts receivable and other current assets | (142,422) | (86,434) | (51,199) |
| Change in inventories | (12,822) | (6,372) | (9,497) |
| Change in current liabilities | 122,834 | 16,385 | 75,888 |
| Change in working capital items | (32,410) | (76,421) | 15,192 |
| Cash flow from operations of consolidated subsidiaries | 710,396 | 530,154 | 531,584 |
| Interest received | 43,621 | 20,639 | 20,904 |
| Dividends received from non-consolidated subsidiaries | 16,389 | 14,119 | 8,997 |
| Interest paid | (178,013) | (122,962) | (85,769) |
| Income taxes paid | (63,952) | (97,325) | (104,136) |
| | (181,955) | (185,529) | (160,004) |
| Cash flow from operational activities | 528,441 | 344,625 | 371,580 |
| Acquisitions of consolidated and non-consolidated subsidiaries | (1,007,043) | (2,353,975) | (2,213,381) |
| Divestitures of consolidated and non-consolidated subsidiaries | 849,283 | 42,343 | 133,616 |
| Net investment in property, plant and equipment | (153,488) | (66,056) | (49,732) |
| Net investment in long-term financial assets | (7,185) | (7,645) | (58) |
| Cash flow from investment activities | (318,433) | (2,385,333) | (2,129,555) |
| Proceeds from long- and short-term debt | 919,315 | 1,759,101 | 2,145,010 |
| Repayment of long- and short-term debt | (1,968,596) | (240,874) | (132,622) |
| Proceeds from share issuance | 947,646 | 955,236 | 4,728 |
| Dividends paid | (65,597) | (82,708) | (64,969) |
| Cash flow from financing activities | (167,232) | 2,390,755 | 1,952,147 |
| Net cash flow | 42,776 | 350,047 | 194,172 |
| Foreign currency differences and other changes | (56,878) | (58,904) | 837 |
| Change in cash and cash equivalents | (14,102) | 291,143 | 195,009 |
| Free cash flow | 309,356 | 195,861 | 256,879 |

The notes form an integral part of these Consolidated Financial Statements

### Statutory financial statements

Statutory financial statements, along with the unqualified opinion thereon by the company's auditors, are filed with the Trade Registry in Haarlem, The Netherlands.

All financial statements included in the accompanying annual report are consolidated.

### Accounting policies

Accounting policies have not changed in the years 1999 and 2000. In order to comply with international accounting principles, effective January 1, 1998, VNU capitalises goodwill and amortises it on a straight line basis over the estimated useful life of the acquired assets which is not to exceed forty years. In prior years, goodwill was charged to shareholders' equity and was not capitalised.

### Principles of consolidation

The consolidated financial statements include the accounts of the company and all of its more than 50% owned subsidiaries. The consolidated financial statements reflect the assets and liabilities and results of these companies at 100%. Minority interests are recorded separately in the consolidated balance sheet and statement of earnings. The company's 50% owned subsidiaries are consolidated proportionally.

### Foreign currency translation

Assets and liabilities in currencies other than euro are translated at the prevailing exchange rates at December 31. Currency gains and losses on equity investments in foreign subsidiaries and the related foreign currency borrowings are reflected in retained earnings. Currency differences on other items are reflected in earnings.

The statement of earnings of subsidiaries reporting in foreign currencies are translated at the weighted average rates of exchange during the year under review.

The balance sheet items of these subsidiaries are translated at year-end exchange rates. As a result, the differences of these exchange rates on the statement of earnings are reflected in retained earnings.

### Accounting principles for the consolidated balance sheet

#### Publishing rights

The costs of acquired publishing rights are, when they exceed a certain amount, capitalised at a value attributed to those publishing rights based upon the profitability of the project. Such capitalised amounts cannot be in excess of their acquisition costs.

Publishing rights which do not decline in value either because of use or the passage of time are not amortised. Publishing rights whose useful life is determined to be limited, are amortised on a straight-line basis over their respective useful lives. In connection with the recoverability of the book value of goodwill, publishing rights are evaluated at least annually, using consistently applied principles. Any fundamental decline in the value of publishing rights is charged to operations as an amortisation expense, in the year so determined.

Publishing rights can be included in VNU's share in the net assets' value of non-consolidated subsidiaries.

#### Goodwill

Goodwill represents the difference between the costs of acquisition of an enterprise and the current value of identifiable assets less identifiable liabilities acquired. Assets may include publishing rights not previously capitalised by the enterprise and liabilities may include provisions considered necessary for reorganisations. Goodwill is capitalised and amortised on a straight-line basis over the estimated useful life of the business acquired, not to exceed 40 years.

Periodically and in connection with the evaluation of the book value of publishing rights, a reassessment is made on the basis of the actual income and expectations of future income. Book value of goodwill items, which are amortised in a period of more than twenty years, is evaluated at least annually, using consistently applied principles.

If and to the extent that a permanent diminution in value occurs, it is charged to the statement of earnings.

Tax benefits related to the amortisation of goodwill are recognised in the statement of earnings.

### Property, plant and equipment

Property, plant and equipment, including items on order, are reflected at historical cost and are depreciated on this basis in accordance with straight-line depreciation over their estimated useful life (except items on order).

Property, plant and equipment not used in the production process are valued at the lower of cost or market. Production software used for the production of software for sale to third parties is capitalised and depreciated over its estimated useful life. Software for internal use is also capitalised if the costs exceed a minimum limit. Other software is charged to operations as incurred.

### Non-consolidated subsidiaries

Equity in and advances to non-consolidated subsidiaries in which VNU can exercise operating control are reflected at their net asset value as adjusted to conform with VNU's accounting policies. Non-consolidated subsidiaries in which VNU cannot exercise operating control including investments in venture capital funds, are valued at the lower of cost or market.

### Inventories

Inventories are stated at historical cost, after deducting provisions for obsolescence or expected future losses. Work-in-progress includes direct and indirect costs relating to telephone, professional and business directories prior to their publication date.

### Accounts receivable and other current assets

Accounts receivable are reflected net of provisions for doubtful accounts and estimated sales returns. Included in accounts receivable and other current assets are deferred tax assets. Future tax benefits resulting from the utilisation of net operating loss carryforwards are reflected as a deferred tax asset, if considered realisable in the forseeable future. Tax benefits relating to income tax amortisation of intangible assets and goodwill, which were charged against retained earnings in the financial statements through 1997 will be treated in the same manner.

### Non-current liabilities

Non-current liabilities are recorded at face value. The portion of non-current liabilities maturing within one year is included in current liabilities.

### Provision for pension liabilities

An actuarial calculation using a 4% discount rate is applied.

### Provision for deferred income taxes

Deferred income taxes are provided for timing differences in the valuation of assets and liabilities for financial statement and income tax purposes. Such provisions are established at current income tax rates.

The provision for deferred income taxes also includes a provision for certain tax exposures.

### Other assets and liabilities

All other assets and liabilities not previously mentioned, are stated at historical cost. If required, provisions have been deducted from the assets' value.

### Accounting principles for the consolidated statement of earnings

#### Revenue recognition

Revenues are recognised when goods are shipped or services are provided to the customer.

#### Net revenues

Revenues are reflected net of sales discounts, returns and value-added taxes.

#### Raw materials

Costs of raw materials and the purchased cost of finished goods are determined based upon historical cost.

#### Social insurance employee benefits

Included in social insurance employee benefits are pension costs. Most of the Dutch companies' employees participate in the foundation "Stichting Pensioenfonds VNU". The obligations for VNU's pension plan are maintained by an insurance company. Interest earned on the invested actuarial reserve in excess of 4% flows back to the company, thereby reducing pension costs by an amount equal to the normal discount that the insurance industry grants its customers. A deviation from this normal discount is reflected as interest income or interest expense.

In addition, a significant number of other pension plans are in existence at various subsidiaries.

#### Development costs

Costs incurred to develop new products are charged to earnings.

#### Depreciation

Property, plant and equipment are recorded at historical cost. Depreciation is provided on the straight-line method over the assets' estimated useful life. Property, plant and equipment on order are not depreciated.

Depreciation percentages for the most significant asset categories are as follows:

| | in % |
|---|---|
| Industrial buildings | 2½–4 |
| Office buildings | 2 |
| Machinery and equipment | 10–20 |
| Office machinery and equipment | 10–33⅓ |
| Cars | 25–33⅓ |
| Software | 25–50 |

#### Equity in operating income of non-consolidated subsidiaries

VNU's share in operating income of non-consolidated subsidiaries in which the company can exercise operating control and for which equity accounting on the basis of VNU's accounting policies is applied, is presented separately below operating income. Interest income, interest expense, income taxes and the extraordinary items of these subsidiaries are included in the related categories in the statement of earnings.

For non-consolidated subsidiaries, including investments in venture capital funds which are valued at the lower of cost or market, only dividends received are reflected.

**Goodwill amortisation**

Goodwill on acquired activities is amortised on a straight-line basis for a period not to exceed 40 years. Amortisation periods depend on the expected financial development of the particular entity. Currently, the maximum amortisation period is not in excess of 30 years.

**Income taxes**

Income taxes are computed on pre-tax earnings based upon the consolidated statement of earnings using various tax rates in effect in different countries. Differences between deferred tax assets and the realisation of such assets are reflected in the income tax provision in the consolidated statement of earnings.

**Extraordinary items**

Non-recurring items of significant magnitude not generated by VNU's ordinary activities are reflected under this heading.

**Accounting principles for the consolidated statement of cash flow**

**Acquisitions of consolidated and non-consolidated subsidiaries**

Payments related to acquisitions and non-consolidated subsidiaries (including payments relating to changes in financing) are reflected under this heading. Cash and cash equivalents available at the time of acquisition are deducted from these payments.

**Divestitures of consolidated and non-consolidated subsidiaries**

The proceeds from the divestiture of consolidated and non-consolidated subsidiaries (including receipts relating to changes in financing) are reflected under this heading. Cash and cash equivalents available at the time of divestiture are deducted from the proceeds.

**Dividends paid**

Reflected on this line item are the final dividends paid from the prior year plus the interim dividends paid in the current reporting year.

**Free cash flow**

Free cash flow consists of cash flow from operational activities, reduced by net investment in property, plant and equipment and dividends paid.

**Explanatory Notes to the Consolidated Balance Sheet**

**Deconsolidation**

In light of the sale to Wegener, the December 31, 1999 balance sheet of VNU Newspapers has not been consolidated, but reflected as a non-consolidated subsidiary.

## Intangible assets

### Publishing rights

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 1,954,216 | 1,205,495 | 331,602 |
| Additions | 306,284 | 766,498 | 868,081 |
| Book value of dispositions | (9,051) | — | — |
| Foreign currency rate differences | 81,529 | 50,290 | 5,812 |
| Deconsolidations | (26,444) | (68,067) | — |
| Balance at December 31 | 2,306,534 | 1,954,216 | 1,205,495 |

Included in the net asset value of non-consolidated subsidiaries are publishing rights. VNU's share approximates EUR 34 million at the end of 2000 (1999: EUR 75 million; 1998: EUR 3 million).

### Goodwill

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 3,575,082 | 1,278,075 | — |
| Additions | 693,242 | 2,241,307 | 1,322,634 |
| Book value of dispositions | (3,172) | — | — |
| Amortisation | (184,187) | (73,477) | (39,133) |
| Foreign currency rate differences | 194,445 | 130,274 | (5,426) |
| Deconsolidations | — | (1,097) | — |
| Balance at December 31 | 4,275,410 | 3,575,082 | 1,278,075 |
| Accumulated amortisation | 297,887 | 112,953 | 39,133 |

For the period 1980 through 1997, a net of approximately EUR 900 million (balance as at December 31, 2000) was charged to retained earnings, after deducting tax benefits on acquisitions and goodwill related to the sale of previous acquisitions. Effective in 1998, goodwill related to acquisitions is capitalised and amortised up to a maximum of 40 years.

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| Total intangible assets | 6,581,944 | 5,529,298 | 2,483,570 |

**Property, plant and equipment**

| (€ in 1,000) | Land and buildings | Machinery and equipment | Other tangible assets | Tangible assets in progress or on order | Tangible assets not used in production | Total |
|---|---|---|---|---|---|---|
| Book value at January 1, 1998 | 60,710 | 87,622 | 42,138 | 3,603 | 795 | 194,868 |
| Additions | 13,528 | 23,346 | 38,336 | 1,063 | — | 76,273 |
| Book value of dispositions | (2,660) | (693) | (1,424) | — | (394) | (5,171) |
| Depreciation | (5,315) | (24,180) | (25,749) | — | (13) | (55,257) |
| Foreign currency rate differences | (255) | (834) | (453) | (1) | (16) | (1,559) |
| Book value at December 31, 1998 | 66,008 | 85,261 | 52,848 | 4,665 | 372 | 209,154 |
| Accumulated depreciation | 55,955 | 172,086 | 110,670 | — | 2,717 | 341,428 |
| Insured value (excluding land and foundations) | 97,563 | 370,285 | 235,058 | — | — | 702,906 |
| Book value at January 1, 1999 | 66,008 | 85,261 | 52,848 | 4,665 | 372 | 209,154 |
| Additions | 22,629 | 27,505 | 168,693 | — | 3,882 | 222,709 |
| Book value of dispositions | (1,055) | — | (1,071) | (3,011) | 84 | (5,053) |
| Depreciation | (7,128) | (19,549) | (38,096) | — | (108) | (64,881) |
| Foreign currency rate differences | 1,160 | 3,521 | 1,754 | — | 45 | 6,480 |
| Deconsolidation VNU Newspapers | (39,924) | (51,057) | (11,326) | (1,654) | (14) | (103,975) |
| Book value at December 31, 1999 | 41,690 | 45,681 | 172,802 | — | 4,261 | 264,434 |
| Accumulated depreciation | 37,029 | 101,811 | 272,689 | — | 2,532 | 414,061 |
| Insured value (excluding land and foundations) | 34,548 | 127,727 | 383,237 | — | — | 545,512 |
| Book value at January 1, 2000 | 41,690 | 45,681 | 172,802 | — | 4,261 | 264,434 |
| Additions | 30,216 | 20,397 | 95,184 | 8,498 | — | 154,295 |
| Book value of dispositions | (6,015) | (5,940) | (30,643) | — | — | (42,598) |
| Depreciation | (7,413) | (14,867) | (63,984) | — | (56) | (86,320) |
| Foreign currency rate differences | 1,872 | 3,033 | 8,721 | — | 353 | 13,979 |
| Book value at December 31, 2000 | 60,350 | 48,304 | 182,080 | 8,498 | 4,558 | 303,790 |
| Accumulated depreciation | 36,308 | 88,973 | 293,430 | — | 71 | 418,782 |
| Insured value (excluding land and foundations) | 36,140 | 99,968 | 346,199 | — | — | 482,307 |

Long-term financial assets

Investment in non-consolidated subsidiaries

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| **Share in equity or cost basis** | | | |
| Balance at January 1 | 229,599 | 52,383 | 160,147 |
| Acquisitions, dispositions, consolidations and deconsolidations | (83,981) | 166,190 | (108,286) |
| VNU's share in net earnings of subsidiaries | 17,181 | 22,997 | 10,125 |
| Dividends received | (16,389) | (14,119) | (8,997) |
| Foreign currency rate differences | (230) | 2,148 | (606) |
| Balance at December 31 | 146,180 | 229,599 | 52,383 |
| **Advances** | | | |
| Balance at January 1 | 2,918 | 7,760 | 7,380 |
| Changes | 1,730 | (4,842) | 380 |
| Balance at December 31 | 4,648 | 2,918 | 7,760 |
| Total investment in non-consolidated subsidiaries | 150,828 | 232,517 | 60,143 |

An important part of "acquisitions, dispositions, consolidations and deconsolidations" in 1999 and 2000 is caused by the deconsolidation of the balance sheet of VNU Newspapers and the sale to Wegener, respectively.

Loans outstanding

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 12,245 | 6,877 | 6,805 |
| Changes | 5,772 | 5,368 | 72 |
| Balance at December 31 | 18,017 | 12,245 | 6,877 |
| Total long-term financial assets | 168,845 | 244,762 | 67,020 |

Inventories

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Raw materials and supplies | 17,573 | 11,804 | 12,184 |
| Work-in-process and projects | 52,628 | 45,903 | 34,082 |
| Finished goods | 25,774 | 23,645 | 27,770 |
| Balance at December 31 | 95,975 | 81,352 | 74,036 |

Accounts receivable and other current assets

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Accounts receivable from advertising sales | 376,764 | 293,786 | 289,163 |
| Other trade receivables | 328,337 | 269,265 | 225,302 |
| Advance payments | 6,878 | 5,530 | 11,044 |
| Deferred tax assets | 111,367 | 103,650 | 24,484 |
| Other receivables | 228,562 | 188,497 | 64,095 |
| Prepaid expenses | 62,077 | 44,725 | 36,353 |
| Balance at December 31 | 1,113,985 | 905,453 | 650,441 |

Future tax benefits resulting from the utilisation of net operating loss carryforwards are reflected as a deferred tax asset, if considered realisable in the forseeable future. Included in the balance at

December 31, 2000 is approximately EUR 60 million (1999: EUR 45 million) of tax benefits which are expected to be utilised within the next year.

**Cash and cash equivalents**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Cash and cash equivalents | 510,518 | 442,252 | 253,641 |
| Time deposits | 91,904 | 174,272 | 71,740 |
| Balance at December 31 | 602,422 | 616,524 | 325,381 |

The remaining duration of time deposits approximates 1 month. VNU cannot utilise cash amounting to EUR 359 million (included in the balance at December 31, 2000), which relates to an American consolidated subsidiary.

**Current liabilities**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Trade accounts payable | 239,727 | 184,842 | 281,845 |
| Taxes and social premiums | 218,022 | 119,197 | 104,260 |
| Pension premiums | 4,189 | 8,141 | 2,400 |
| Personnel costs | 85,207 | 71,877 | 65,309 |
| Interest payable | 54,039 | 40,677 | 34,829 |
| Dividends payable | 94,416 | 81,460 | 61,694 |
| Prepayments received | 318,424 | 150,434 | 141,153 |
| Current portion of long-term debt | 505,092 | 1,898,031 | 308,282 |
| Other current liabilities | 424,175 | 432,788 | 137,267 |
| Balance at December 31 | 1,943,291 | 2,987,447 | 1,137,039 |

The decrease of the current portion of long-term debt in 2000 is due to the repayment of the Credit Facility related to the financing of the Nielsen Media Research acquisition. The balance of this Credit Facility of EUR 1,443 million was included in the current portion of long-term debt as at December 31, 1999.

The only interest bearing item is the current portion of long-term debt.

Non-current liabilities

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| — Syndicated bank loan, originally NLG 2,750 million with a floating interest rate, of which NLG 2,000 million has been swapped with a fixed semi-annual interest rate of 4.61%, and NLG 750 million continues with a floating interest rate based on 6 month EURIBOR. On both the fixed and the floating interest rates a surcharge in the range of 20 to 35 basis points applies. The effective floating interest rate amounts to 4.90% until June 15, 2001 (including the surcharge). The balance of the loan is redeemed in 9 semi-annual payments, next redemption on June 15, 2001 | 623,948 | 802,218 | 980,490 |
| — 5.50% debenture loan of NLG 600 million, due in 2008 | 272,268 | 272,268 | 272,268 |
| — 7.60% debenture loan, USD 150 million, due in 2009 | 161,205 | 148,679 | — |
| — 6.48% private placements of originally NLG 75 million, due 2001-2003 | 13,613 | 20,420 | 27,227 |
| — Bank loan, GBP 10 million, 6 month LIBOR + 30 basis points, effective interest rate 5.59% until January 18, 2000, due in 2000 | — | — | 14,158 |
| — 7.73% debenture loan, GBP 60 million, due in 2003 | 95,022 | 65,096 | 65,096 |
| — 7.28% bank loan, USD 25 million, due in 2003 | 26,868 | 24,780 | — |
| — 6.26% bank loan, USD 25 million, due in 2001 | — | 24,780 | — |
| — Syndicated bank loan, originally HUF 11,045 million with an interest rate based on 3 month BUBOR. The balance of the loan is redeemed in 13 semi-annual payments, next redemption on March 24, 2001 | 38,782 | — | — |
| — Bank loan, EUR 42.4 million, with a floating interest rate based on 6 month EURIBOR, due in 2004 | 42,400 | — | — |
| — 6.63% debenture loan, EUR 500 million, swapped to USD 446.6 million with a fixed interest rate of 8.86%, due in 2007 | 480,016 | — | — |
| — Other debt | 17,512 | — | — |
| Total debenture loans and private placements | 1,771,634 | 1,358,241 | 1,359,239 |
| Other long-term liabilities | 231,219 | 318,470 | 80,968 |
| Balance at December 31 | 2,002,853 | 1,676,711 | 1,440,207 |

During the coming years the following redemptions of the above mentioned loans will occur: in 2001: EUR 217 million; in 2002: EUR 191 million; in 2003: EUR 191 million; in 2004: EUR 324 million and after 2004: EUR 1,066 million. Redemptions of the subordinated loans are not included.

Multi-year and multi-currency standby bank facilities of EUR 227 million were executed with several banks. At December 31, 2000, a total of USD 190 million was drawn. Included in current liabilities is the portion of long-term debt maturing in 2001.

All non-current liabilities are unsecured.

Related to the syndicated bank loan, which originally amounted to NLG 2,750 million, a special minimum interest coverage ratio of 3:1 has been agreed with our lenders. This interest coverage ratio is calculated by dividing total operating income before goodwill amortisation and depreciation of property, plant and equipment by the balance of interest expense and interest income. In this calculation, our share of operating income of non-consolidated subsidiaries cannot be more than 10%

of operating income of consolidated subsidiaries. In 2000, this interest coverage ratio amounted to 5.8:1.

Various loan agreements up to a total of EUR 20 million (1999: EUR 139 million), including EUR 7 million (1999: EUR 23 million) within current liabilities, may require that new loans cannot be issued without the prior consent of the debtholders when, as a result of a new loan, long-term liabilities would exceed guarantee capital by more than 50%.

Guarantee capital includes shareholders' equity, subordinated loans and the provision for deferred income taxes.

Long-term liabilities contain non-current liabilities (excluding subordinated loans) and provisions for liabilities and charges (except for the provision for deferred income taxes). At December 31, 2000, guarantee capital was EUR 4,714 million (1999: EUR 2,784 million and 1998: EUR 1,194 million) and long-term liabilities were EUR 2,042 million (1999: EUR 1,708 million and 1998: EUR 1,461 million).

**Provisions for liabilities and charges**

**Provision for pension liabilities**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 31,485 | 20,790 | 16,249 |
| Changes | 7,493 | 10,695 | 4,541 |
| Balance at December 31 | 38,978 | 31,485 | 20,790 |

The current portion of pension liabilities amounting to approximately EUR 6 million has been included in current liabilities.

**Provision for deferred income taxes**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 117,038 | 48,240 | 17,910 |
| Changes | 17,482 | 68,798 | 30,330 |
| Balance at December 31 | 134,520 | 117,038 | 48,240 |

Nearly all deferred tax liabilities are non-current.

| | | | |
|---|---|---|---|
| Total provisions for liabilities and charges | 173,498 | 148,523 | 69,030 |

**Subordinated loans**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| — 2.75% convertible subordinated debenture loan, originally NLG 750 million, due April 2005 | 340,102 | 340,333 | 340,336 |
| — 5.55% subordinated private placement, NLG 500 million, due 2004-2008 | 226,890 | 226,890 | 226,890 |
| — 1.75% convertible subordinated debenture loan, originally EUR 265 million, due November 2004 | 264,992 | 265,000 | — |
| Balance at December 31 | 831,984 | 832,223 | 567,226 |

In 1998, a NLG 750 million (EUR 340 million) convertible subordinated debenture loan was issued. The conversion features permit the holders to convert the debenture loan into common shares of VNU N.V. with a nominal value of EUR 0.20 per share at a conversion price of EUR 41.35. Upon the exercise of conversion rights by a debenture holder, in lieu of delivery of common shares, VNU can also pay to the debenture holder the equivalent in cash. At any time after April 15, 2001, VNU has the right to redeem the outstanding debentures, if the closing price of the common shares for twenty trading days within a period of thirty consecutive trading days has been at least 130% of the conversion price.

The 5.55% subordinated private placement will be redeemed in five annual payments, of which the first redemption is due in 2004.

In 1999, an EUR 265 million convertible subordinated debenture loan was issued. The conversion features permit the holders to convert the debenture loan into common shares of VNU N.V. with a nominal value of EUR 0.20 per share at a conversion price of EUR 41.88. After November 15, 2002, VNU has the right to redeem the outstanding debentures, if the closing price of the common shares for twenty trading days within a period of thirty consecutive trading days has been at least 130% of the conversion price.(1)

### Capital stock and additional paid-in capital

Information about the size and composition of the company's capital stock and additional paid-in capital is provided in the explanatory notes to the statutory accounts. In addition, information about the number of options owned by VNU senior management and key executives is also provided.

### Retained earnings

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 705,368 | 441,459 | 270,611 |
| Change in goodwill related to divestitures | 33,845 | 5,919 | 5,223 |
| Foreign currency rate differences | 211,488 | 153,049 | (161) |
| Exercise of stock dividend option | 42,633 | — | — |
| Increase change in value of treasury shares | 272 | 705 | 48 |
| Other changes | (21,446) | (38,402) | (3,049) |
| Additions relating to proposed appropriation of net earnings | 674,626 | 142,638 | 168,787 |
| Balance at December 31 | 1,646,786 | 705,368 | 441,459 |

The proposal regarding appropriation of net earnings assumes dividends on common shares are fully paid in cash.

### Contingent liabilities

This item, totaling EUR 26 million (1999: EUR 25 million and 1998: EUR 32 million), is not recorded on the consolidated balance sheet. It consists of guarantees provided on behalf of non-consolidated subsidiaries or third parties.

Annual rent commitments amount to EUR 80 million, average term of which is 8.2 years. (1999: EUR 69 million and 1998: EUR 40 million). The largest individual annual rent commitment amounts to EUR 13 million (1999: EUR 12 million and 1998: EUR 4 million) and expires in 2015.

As a result of previous acquisitions, VNU has obligations to acquire third-party interests in subsidiaries in which VNU already owns a majority or minority interest. These acquisitions must be completed before certain future dates. In most cases the acquisition price depends on future earnings or cash flow of the companies in which additional interests will be acquired.

VNU has long-term printing contracts for its magazines with Roto Smeets De Boer.

(1) On February 26, 2001, we announced our decision to exercise the early redemption option on our NLG 750 million, aggregate principal amount of 2.75% convertible subordinated bonds due 2005, effective on April 17, 2001.

## Explanatory Notes to the Consolidated Statement of Earnings

### Net revenues

| (€ in 1,000) | 2000 | in % | 1999 | in % | 1998 | in % |
|---|---|---|---|---|---|---|
| Circulation | 535,461 | 15.8 | 594,630 | 21.2 | 570,028 | 23.5 |
| Advertising* | 1,251,666 | 37.0 | 1,284,370 | 45.7 | 1,145,350 | 47.2 |
| Database Services | 1,015,576 | 30.0 | 528,302 | 18.8 | 378,245 | 15.6 |
| Trade Shows | 110,846 | 3.3 | 47,794 | 1,7 | — | — |
| Distribution | 133,430 | 3.9 | 134,034 | 4.8 | 127,829 | 5.3 |
| Miscellaneous | 337,581 | 10.0 | 220,021 | 7.8 | 205,179 | 8.4 |
| Total | 3,384,560 | 100.0 | 2,809,151 | 100.0 | 2,426,631 | 100.0 |

* Includes recruitment advertising of EUR 107 million in 2000 (1999: EUR 165 million and 1998: EUR 158 million).

Circulation includes revenues of magazines and trade periodicals published by VNU (in 1999 and 1998, also newspapers). Sales of products purchased from third-parties are reflected in distribution revenues. Miscellaneous in 2000, included, amongst other items, book gains related to the sale of subsidiaries.

### Geographical breakdown of revenues

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| The Netherlands | 28 | 44 | 48 |
| United States | 46 | 30 | 25 |
| Belgium | 11 | 13 | 12 |
| United Kingdom | 6 | 6 | 7 |
| Other countries | 9 | 7 | 8 |
| Total | 100% | 100% | 100% |

### Personnel costs

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Wages and salaries | 800,309 | 658,711 | 570,555 |
| Social insurance employee benefits | 169,854 | 153,492 | 99,062 |
| Other personnel costs | 150,910 | 78,199 | 55,303 |
| Total | 1,121,073 | 890,402 | 724,920 |

Pension costs included in social insurance employee benefits amounted to EUR 38 million in 2000, EUR 37 million in 1999 and EUR 26 million in 1998.

### Number of employees

The average weighted number of full-time employees was 18,720 in 2000, 14,591 in 1999 and 12.059 in 1998.

### Income taxes

VNU has approximately EUR 1,300 million (1999: more than EUR 900 million and 1998: more than EUR 450 million) of net operating loss carryforwards and the remaining carrying value of intangible assets, which are amortised for tax purposes and not reflected in the accompanying financial statements. Potential income tax benefits generated from these items will predominantly be reflected in future statement of earnings and to a lesser degree in shareholders' equity.

### Extraordinary items

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Extraordinary items | 577,183 | (1,785) | 18,214 |
| Income taxes | — | — | — |
| Extraordinary items after income taxes | 577,183 | (1,785) | 18,214 |

The extraordinary items in 2000 relate to the book gain due to sale of VNU Newspapers to Wegener.

Effective 2000, only one-time gains and losses of considerable size, which are no part of the companies recurring operations, are reflected as an extraordinary item. In 1999, extraordinary items included a book gain on the sale of approximately 10% of the shares in Scoot.com as well as a provision for the write-down of our investment in two Internet venture capital funds. In 1998, extraordinary items related to a book gain as a result of the divestiture of subsidiaries as well as a write-down of the interest of approximately 10% in Scoot.com.

### Earnings from proportionally consolidated 50% owned subsidiaries

In the consolidated statement of earnings the following have been included for our 50% owned proportionally consolidated subsidiaries.

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Net revenues | 86,949 | 40,856 | 45,306 |
| Total operating income before goodwill amortisation | (8,613) | 3,056 | (3,843) |
| Goodwill amortisation | (2,940) | (437) | — |
| Operating income after goodwill amortisation | (11,553) | 2,619 | (3,843) |
| Interest income | 580 | 116 | 256 |
| Interest expense | (2,963) | (404) | (82) |
| Results from financial income and expense | (2,383) | (288) | 174 |
| Earnings from ordinary activities before income taxes | (13,936) | 2,331 | (3,669) |
| Income taxes | (1,346) | (483) | 2,244 |
| Earnings from ordinary activities after income taxes | (15,282) | 1,848 | (1,425) |

### Earnings from non-consolidated subsidiaries

Total share in several items of the statement of earnings of non-consolidated subsidiaries, in which the company can exercise operating control, which are included in the same items in the consolidated statement of earnings.

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Equity in operating income of non-consolidated subsidiaries | 28,586 | 34,511 | 17,785 |
| Goodwill amortisation | (1,375) | — | — |
| Operating income after goodwill amortisation | 27,211 | 34,511 | 17,785 |
| Interest income | 311 | 1,278 | 58 |
| Interest expense | (1,284) | (2,813) | (690) |
| Results from financial income and expense | (973) | (1,535) | (632) |
| Earnings from ordinary activities before income taxes | 26,238 | 32,976 | 17,153 |
| Income taxes | (9,057) | (9,979) | (7,457) |
| Earnings from ordinary activities after income taxes | 17,181 | 22,997 | 9,696 |

**Explanatory Notes to the Consolidated Statement of Cash Flow**

**Acquisitions of consolidated and non-consolidated subsidiaries**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Acquisition payments | (1,014,911) | (2,894,569) | (2,261,454) |
| Cash and cash equivalents at acquired subsidiaries | 12,512 | 544,649 | 50,885 |
| Changes in financing of non-consolidated subsidiaries | (4,644) | (4,055) | (2,812) |
| Total | (1,007,043) | (2,353,975) | (2,213,381) |

**Divestitures of consolidated and non-consolidated subsidiaries**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Receipts from divestitures | 851,176 | 33,454 | 131,184 |
| Cash and cash equivalents at divested subsidiaries | (4,807) | — | — |
| Changes in financing of non-consolidated subsidiaries | 2,914 | 8,889 | 2,432 |
| Total | 849,283 | 42,343 | 133,616 |

## STATUTORY ACCOUNTS

## BALANCE SHEET AFTER PROFIT APPROPRIATION

| (€ in 1,000) | December 31, 2000 | 1999 | 1998 |
|---|---|---|---|
| Long-term financial assets | 5,517,248 | 2,889,967 | 1,283,293 |
| Current assets | 44,050 | 48,861 | 92,259 |
| Current liabilities | (425,781) | (141,385) | (92,259) |
| Working capital | (381,731) | (92,524) | — |
| Capital to be financed | 5,135,517 | 2,797,443 | 1,283,293 |
| Non-current liabilities | 783,409 | 357,784 | 364,591 |
| Subordinated loans | 605,094 | 605,333 | 340,336 |
| Shareholders' equity | | | |
| Capital stock | 49,762 | 45,137 | 44,437 |
| Additional paid-in capital | 2,050,466 | 1,083,821 | 92,470 |
| Legal reserve | 30,387 | 29,595 | 16,701 |
| Retained earnings | 1,616,399 | 675,773 | 424,758 |
| | 3,747,014 | 1,834,326 | 578,366 |
| Financing capital | 5,135,517 | 2,797,443 | 1,283,293 |

## STATEMENT OF EARNINGS

| (€ in 1,000) | December 31, 2000 | 1999 | 1998 |
|---|---|---|---|
| Other operating expenses | 163 | 132 | — |
| Net earnings of subsidiaries | 702,181 | 239,206 | 252,519 |
| Interest income | 208,909 | 49,901 | 28,039 |
| Interest expense | (103,735) | (41,821) | (30,801) |
| Results from financial income and expense | 105,174 | 8,080 | (2,762) |
| Earnings from ordinary activities before income taxes | 807,192 | 247,154 | 249,757 |
| Income taxes | (8,153) | (2,226) | 961 |
| Net earnings | 799,039 | 244,928 | 250,718 |

# EXPLANATORY NOTES TO THE STATUTORY ACCOUNTS

## Accounting principles

The accounting principles are similar to those provided in the notes to the consolidated financial statements.

## Long-term financial assets

This includes in 2000 four 100% owned subsidiaries (in 1998 and 1999 only the 100% owned subsidiaries VNU BV and VNU International BV), which are reflected at net equity value, the claims on these subsidiaries and the claim on the Foundation "Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V.".

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 2,889,967 | 1,283,293 | 515,533 |
| Net earnings of subsidiaries | 702,181 | 239,206 | 252,519 |
| Goodwill reversal | 33,845 | 5,919 | 5,223 |
| Changes due to financing | 1,891,255 | 1,361,549 | 510,018 |
| Balance at December 31 | 5,517,248 | 2,889,967 | 1,283,293 |

## Current assets

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 48,861 | 92,259 | 56,091 |
| Changes | (4,811) | (43,398) | 36,168 |
| Balance at December 31 | 44,050 | 48,861 | 92,259 |

## Current liabilities

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Dividend payable | 94,416 | 81,460 | 61,694 |
| Other current liabilities | 331,365 | 59,925 | 30,565 |
| Balance at December 31 | 425,781 | 141,385 | 92,259 |

## Non-current liabilities

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 357,784 | 364,591 | 112,743 |
| Changes | 425,625 | (6,807) | 251,848 |
| Balance at December 31 | 783,409 | 357,784 | 364,591 |

Accrued interest on non-current liabilities has been recorded under current liabilities.

## Subordinated loans

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 605,333 | 340,336 | — |
| Changes | (239) | 264,997 | 340,336 |
| Balance at December 31 | 605,094 | 605,333 | 340,336 |

Capital stock

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 45,137 | 44,437 | 44,362 |
| Issuance of new shares | 4,625 | 5,975 | 75 |
| Effect of conversion of nominal value shares | — | (5,275) | — |
| Balance at December 31 | 49,762 | 45,137 | 44,437 |

Issued

| (€ in 1,000) | | | |
|---|---|---|---|
| 235,588,332 common shares (1999: 219,664,888 and 1998: 189,833,600) | 47,118 | 43,933 | 43,071 |
| 500 priority shares | 4 | 4 | 5 |
| 150,000 7% preferred shares | 1,200 | 1,200 | 1,361 |
| 7,200,000 6.22% preferred shares B | 1,440 | — | — |
| Balance at December 31 | 49,762 | 45,137 | 44,437 |

Authorised share capital consists of 300 million common shares and 50 million cumulative preferred shares B, each with a nominal value of EUR 0.20; 8,900,500 preferred shares A, 500 priority shares and 150,000 7% preferred shares, each with a nominal value of EUR 8.

In 2000, the number of common shares outstanding was increased by 15.9 million shares of which approximately 4.5 million shares by the share issuance in February 2000, 10.3 million by the share issuance in September 2000, approximately 0.4 million shares by exercise of options; and approximately 0.7 million due to shareholders electing for a stock dividend which has been charged to paid-in capital. In 1999, the number of shares outstanding increased by 29.8 million shares of which approximately 29.4 million shares by the share issuance in November 1999 and approximately 0.4 million shares by exercise of options. At December 31, 2000, 36,747 shares of common stock (1999: 49,935 shares) with a nominal value of EUR 0.20 per share were reserved for the company's employee stock purchase plan.

Option Plans

VNU has granted members of the Executive Board and senior management options to acquire common shares. With these options (MOP), VNU seeks to strengthen its ties with senior management and to offer a competitive remuneration package, which could positively effect shareholder value. In 2000, 361 participants held options (1999: 161 participants). The table below provides information about these options. The options entitle participants to acquire new VNU common shares. Almost all options have a five-year term. Due to the tax rules which became effective for Dutch participants in 1999, optionholders in that year could elect to exercise their options at either EUR 34.75 and pay a 20% upfront tax, or at EUR 43.78 and pay an upfront tax of 4%. Three times in 2000, management options were granted to different groups of participants with three different exercise prices. These prices respectively amount to EUR 64.70, EUR 59.80 and EUR 57.15 and have been determined at the date of grant. Commencing in 1998, active members of VNU's Executive Board and senior management must wait for a certain period before they can exercise their options.

In 1999, an annual option plan (POP) was established for VNU employees in The Netherlands, including management and key personnel.

The table below provides information about our options plans:

| Issued in | Expiration | Number of options granted | Exercise price | Exercised before 1/1/2000 | Exercised in 2000 | Expired before 1/1/2000 | Expired in 2000 | Outstanding at 12/31/00 |
|---|---|---|---|---|---|---|---|---|
| 1996 (MOP) | 15/11/01 | 1,414,000 | EUR 14.34 | 869,000 | 314,000 | 15,000 | — | 216,000 |
| 1998 (MOP) | 23/03/03 | 866,450 | EUR 30.77 | — | 78,400 | 39,450 | 15,700 | 732,900 |
| 1999 (MOP 20%) | 29/03/04 | 710,500 | EUR 34.75 | — | 20,000 | 11,000 | 30,800 | 648,700 |
| 1999 (MOP 4%) | 29/03/04 | 144,000 | EUR 43.78 | — | — | — | 2,000 | 142,000 |
| 1999 (POP) | 09/09/04 | 72,504 | EUR 36.00 | — | 636 | 371 | — | 71,497 |
| 2000 (MOP, series 1) | 10/04/05 | 837,050 | EUR 64.70 | — | — | — | 24,900 | 812,150 |
| 2000 (MOP, series 2) | 02/06/05 | 519,800 | EUR 59.80 | — | — | — | 2,400 | 517,400 |
| 2000 (MOP, series 3) | 21/09/05 | 73,000 | EUR 57.15 | — | — | — | — | 73,000 |
| 2000 (POP) | 15/09/05 | 49,056 | EUR 61.50 | — | — | — | — | 49,056 |
| Total | | | | 869,000 | 413,036 | 65,821 | 75,800 | 3,262,703 |

In 2000, the average exercise price amounted to EUR 18.48.
The average remaining exercise price amounts to EUR 45.26.
MOP = Management Option Plan
POP = Personnel Option Plan

**Additional paid-in capital**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 1,083,821 | 92,470 | 87,816 |
| Changes | 966,645 | 991,351 | 4,654 |
| Balance at December 31 | 2,050,466 | 1,083,821 | 92,470 |

**Legal reserve**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 29,595 | 16,701 | 13,377 |
| Changes | 792 | 12,894 | 3,324 |
| Balance at December 31 | 30,387 | 29,595 | 16,701 |

Statutory law requires that a legal reserve is mandatory for the amount of retained earnings of non-consolidated subsidiaries.

**Retained earnings**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 675,773 | 424,758 | 257,235 |
| Changes | 940,626 | 251,015 | 167,523 |
| Balance at December 31 | 1,616,399 | 675,773 | 424,758 |

**Statutory statements of earnings**

Pursuant to Article 402 Title 9 Book 2 of The Netherlands' Civil Code, VNU's statutory statement of earnings reflects net earnings from subsidiaries as a separate item only.

## Guarantees

The Company guarantees the following loans from various subsidiaries or affiliates:

| Year | Entity | Description of loan |
|---|---|---|
| 1995 | VNU Holding (UK) Ltd. | Debenture loan, GBP 60 million |
| 1998 | VNU Telemedia BV | Syndicated bank loan, NLG 2,750 million |
| 1998 | VNU Telemedia BV | Subordinated private placement, NLG 500 million |
| 2000 | Nielsen Media Research, Inc. | Bank loan, USD 25 million |
| 2000 | Nielsen Media Research, Inc. | Debenture loan, USD 150 million |
| 2000 | VNU Budapest Lapkiadó Rt | Bank loan, HUF 11,045 million |

Approximately USD 17 million of future rental obligations was guaranteed for one of VNU's subsidiaries in the United States. For most of VNU's participations in companies which are consolidated in The Netherlands, guarantees were provided in accordance with Article 403 Book 2 of The Netherlands' Civil Code. The annual financial statements of these companies are not prepared in accordance with the regulations of Title 9 Book 2 of The Netherlands' Civil Code.

## Remuneration of members of the Executive Board and the Board of Supervisory Directors

In 2000, aggregate remuneration of salaries, social premiums and pension costs for members as well as two former members of the Executive Board amounted to EUR 4.3 million (1999: EUR 3.8 million and 1998: EUR 4.3 million). Total remuneration for nine members of the Board of Supervisory Directors of which one member has retired, effective April 18, 2000, and two members were appointed on the same date, was EUR 197,394 (1999: EUR 132,731 and 1998: EUR 133,865).

Remunerations for members of the Executive Board were as follows:

| | Nationality | Salary | Bonus |
|---|---|---|---|
| R.F. van den Bergh | Dutch | EUR 388,260 | EUR 227,117 |
| T.G.G. Bouwman (effective April 18, 2000) | Dutch | EUR 198,270* | —* |
| F.J.G.M. Cremers | Dutch | EUR 332,075 | EUR 206,470 |
| G.S. Hobbs | American | USD 750,000 | USD 273,000 |

* Excluding salary and bonuses prior to appointment to the Executive Board.

Pension rights have been granted to the Dutch members of the Executive Board. These rights are insured at the Foundation "Stichting Pensioenfonds VNU". The conditions of this Foundation are applicable with the exception that the retirement age of members of the Executive Board has been set at age 62. Based on the fact that this pension age deviates from the official Dutch retirement age limit, the pension scheme has a provision to pay a temporary benefit in order to compensate for this disadvantage.

The build-up of this pension right for each member is as follows:

| Amounts in EUR | Age on 12/31/2000 | Increase of build-up rights in 2000 | Build-up pension rights per 12/31/2000 |
|---|---|---|---|
| R.F. van den Bergh | 50 | 27,299 | 165,288 |
| T.G.G. Bouwman | 56 | 17,277 | 81,426 |
| F.J.G.M. Cremers | 48 | 11,314 | 92,482 |

Members of the Executive Board have the opportunity to retire at age sixty. In order to bridge the period before the retirement age, a special arrangement will be applicable which provides for a temporary benefit amounting to 80% of the final salary.

## Stock holding of members of the Executive Board and members of the Board of Supervisory Directors

At December 31, 2000 members of the Executive Board and one member of the Board of Supervisory Directors (a retired member of the Executive Board) held 519,100 VNU options to acquire

common shares, consisting of 140,100 options from the 1998 series, 139,000 options from the 1999 series, and 240,000 options from the 2000 series.

The most important conditions do no differ from those which are applicable to other members of senior management. The Executive Board is guided by their fiduciary responsibilities.

These options are distributed as follows:

| | Options 1998 | Options 1999 | Options 2000 |
|---|---|---|---|
| **Executive Board** | | | |
| R.F. van den Bergh | 32,500 | 32,500 | 60,000 |
| T.G.G. Bouwman | 12,600 | 11,500 | 60,000 |
| F.J.G.M. Cremers | 30,000 | 30,000 | 60,000 |
| G.S. Hobbs | 30,000 | 30,000 | 60,000 |
| **Board of Supervisory Directors** | | | |
| J.L. Brentjens | 35,000 | 35,000 | — |
| Total | *140,100* | *139,000* | *240,000* |

The exercise prices in 1998, 1999 and 2000 amount to EUR 30.77, an average of EUR 38.81 and EUR 59.80 respectively. Options from the 1998 and 1999 series have a five year term. From the 2000 series, ⅔ have a five year term and ⅓ a ten year term.

No member of the Executive Board or Board of Supervisory Directors owns VNU shares or debentures convertible into shares.

**Market value of long-term loans and swaps**

The market value of outstanding long-term loans at the balance sheet date can deviate from the value, at which they have been recorded in the balance sheet. In the table below the market value of loans is provided. Moreover, the market value of swaps, which VNU uses to hedge the exchange rate and interest rate risks (cross currency swaps and interest rate swaps) has been recorded as of the balance sheet date.

The market value of the two convertible debenture loans and of the ordinary debenture loans is derived from the stock exchange price on December 31, 2000. In order to determine the market value of other loans, the ratings of VNU by Standard & Poor's (BBB+) and Moody's (A3) was used.

In the market value column the accrued interest on the current coupon has not been reflected, since this interest is reflected as a short-term obligations.

| (in millions) | Nominal value in local currency | Nominal value in EUR | Market value in EUR |
|---|---|---|---|
| **Loans** | | | |
| 5.50% debenture loan | NLG 600 | 272 | 261 |
| 7.60% debenture loan | USD 150 | 161 | 165 |
| 6.48% private placements | NLG 75 | 20 | 21 |
| 7.73% debenture loan | GBP 60 | 96 | 99 |
| 7.28% bank loan | USD 25 | 27 | 29 |
| 6.63% debenture loan | EUR 500 | 500 | 511 |
| 2.75% convertible subordinated debenture loan | NLG 750 | 340 | 445 |
| 5.55% subordinated private placement | NLG 500 | 227 | 241 |
| 1.75% convertible subordinated debenture loan | EUR 265 | 265 | 365 |
| Total | | 1,908 | 2,137 |
| **Swaps** | | | |
| NLG 2,000 million interest rate swap | | | 4 |
| USD 80 million/EUR 68.5 million currency swap | | | (18) |
| USD 223.3 million/EUR 250 million currency swap | | | (2) |
| USD 223.3 million/EUR 250 million currency swap | | | (2) |
| Total | | | (18) |

Comparing the market value of the loans with the nominal value, and taking into account the value of the swaps, the balance is positive to the extent of EUR 211 million.

**The Board of Supervisory Directors**

P.A.W. Roef, Chairman
A.G. Jacobs, Vice Chairman
J.L. Brentjens
P.J. van Dun
P.A.F.W. Elverding
F.L.V. Meysman
M.W.M. Vos-van Gortel

**The Executive Board**

R.F. van den Bergh, Chairman
T.G.G. Bouwman
F.J.G.M. Cremers
G.S. Hobbs

**Other Data**

**Proposed appropriation of net earnings**

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| Dividend on priority shares | 0 | 0 | 0 |
| Dividend on preferred shares | 3,175 | 96 | 95 |
| Dividend on common shares | 121,238 | 102,194 | 81,836 |
| Addition to retained earnings | 674,626 | 142,638 | 168,787 |

The proposal regarding appropriation of net earnings assumes that dividends on common shares are fully paid in cash.

# CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2001

## VNU N.V.

## UNAUDITED CONSOLIDATED BALANCE SHEET[1]

*(€ in 1,000)*

| | Six month periods ended June 30, 2001 | Six month periods ended June 30, 2000 | Year ended December 31, 2000 |
|---|---|---|---|
| **Fixed assets** | | | |
| Intangible assets | 9,898,726 | 5,821,155 | 6,581,944 |
| Property, plant and equipment | 479,027 | 326,246 | 303,790 |
| Long-term financial assets | 221,260 | 116,568 | 168,845 |
| | 10,599,013 | 6,263,969 | 7,054,579 |
| **Current assets** | | | |
| Inventories | 111,524 | 89,566 | 95,975 |
| Accounts receivable and other current assets | 1,669,329 | 958,147 | 1,113,985 |
| Cash and cash equivalents | 729,607 | 652,041 | 602,422 |
| | 2,510,460 | 1,699,754 | 1,812,382 |
| Current liabilities | 4,846,231 | 1,523,211 | 1,943,291 |
| Working capital | (2,335,771) | 176,543 | (130,909) |
| Capital to be financed | 8,263,242 | 6,440,512 | 6,923,670 |
| **Non-current liabilities** | | | |
| Debenture loans and private placements | 2,938,941 | 1,878,903 | 1,771,634 |
| Other long-term liabilities | 242,019 | 323,466 | 231,219 |
| | 3,180,960 | 2,202,369 | 2,002,853 |
| Provisions for liabilities and charges | 301,672 | 170,302 | 173,498 |
| Subordinated loans | 491,882 | 831,986 | 831,984 |
| Minority interests | 158,448 | 161,056 | 168,321 |
| **Shareholders' equity** | | | |
| Capital stock | 50,168 | 48,102 | 49,762 |
| Additional paid-in capital | 2,066,513 | 1,439,903 | 2,050,466 |
| Retained earnings | 2,013,599 | 1,586,794 | 1,646,786 |
| | 4,130,280 | 3,074,799 | 3,747,014 |
| Financing capital | 8,263,242 | 6,440,512 | 6,923,670 |

(1) The interim figures included in the half-year report are unaudited.

## UNAUDITED CONSOLIDATED STATEMENT OF EARNINGS[1]

*(€ in 1,000)*

| | Six month periods ended June 30, 2001 | Six month periods ended June 30, 2000 | Year ended December 31, 2000 |
|---|---|---|---|
| Net revenues | 2,392,198 | 1,542,508 | 3,384,560 |
| Raw materials | 311,911 | 285,039 | 605,368 |
| Purchased services | 175,823 | 146,142 | 303,555 |
| Personnel costs | 922,767 | 523,742 | 1,121,073 |
| Depreciation of property, plant and equipment | 74,399 | 41,644 | 86,320 |
| Other operating expenses | 522,164 | 247,690 | 567,394 |
| Total operating costs and expenses | 2,007,064 | 1,244,257 | 2,683,710 |
| Operating income | 385,134 | 298,251 | 700,850 |
| Equity in operating income of non-consolidated subsidiaries | 13,129 | 17,857 | 28,586 |
| Total operating income before goodwill amortisation | 398,263 | 316,108 | 729,436 |
| Goodwill amortisation | (115,954) | (74,508) | (185,562) |
| Operating income after goodwill amortisation | 282,309 | 241,600 | 543,874 |
| Interest income | 24,760 | 17,097 | 51,698 |
| Interest expense | (157,543) | (94,661) | (192,659) |
| Results from financial income and expense | (132,783) | (77,564) | (140,961) |
| Earnings from ordinary activities before income taxes | 149,526 | 164,036 | 402,913 |
| Income taxes | (69,650) | (62,670) | (161,881) |
| Earnings from ordinary activities after income taxes | 79,876 | 101,366 | 241,032 |
| Minority interests | (4,387) | (8,873) | (19,176) |
| Earnings from ordinary activities after income taxes and after minority interests | 75,489 | 92,493 | 221,856 |
| Extraordinary items before income taxes | — | 577,859 | 577,183 |
| Income taxes | — | — | — |
| Extraordinary items after income taxes | — | 577,859 | 577,183 |
| Net earnings | 75,489 | 670,352 | 799,039 |

| Per Common Share *(Amounts in €)* | 2001 | 2000 | 2000 |
|---|---|---|---|
| Earnings before goodwill amortisation and extraordinary items | 0.80 | 0.75 | 1.78 |
| Earnings before extraordinary items | 0.31 | 0.41 | 0.96 |
| Earnings before extraordinary items including possible dilution effect | 0.31 | 0.40 | 0.96 |

(1) The interim figures included in the half-year report are unaudited.

## UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS[1]

*(€ in 1,000)*

| | Six month periods ended June 30, | | Year ended December 31, |
|---|---|---|---|
| | 2001 | 2000 | 2000 |
| Operating income of consolidated subsidiaries after goodwill amortisation | 269,387 | 224,176 | 516,663 |
| Adjustments for: | | | |
| Depreciation of property, plant and equipment | 74,399 | 41,644 | 86,320 |
| Goodwill amortisation consolidated subsidiaries | 115,747 | 74,076 | 184,187 |
| Change in provisions and other long-term liabilities | (16,243) | (3,958) | (44,364) |
| Change in accounts receivable and other current assets | (31,194) | (40,209) | (142,422) |
| Change in inventories | (15,549) | (8,118) | (12,822) |
| Change in current liabilities | (25,088) | (12,175) | 122,834 |
| Change in working capital | (71,831) | (60,502) | (32,410) |
| Cash flow from operations of consolidated subsidiaries | 371,459 | 275,436 | 710,396 |
| Interest received | 38,200 | 17,052 | 43,621 |
| Dividends received from non-consolidated subsidiaries | 3,333 | 10,012 | 16,389 |
| Interest paid | (154,787) | (113,540) | (178,013) |
| Income taxes paid | (60,024) | (25,604) | (63,952) |
| | (173,278) | (112,080) | (181,955) |
| Cash flow from operational activities | 198,181 | 163,356 | 528,441 |
| Acquisitions of consolidated and non-consolidated subsidiaries | (2,720,435) | (231,767) | (1,007,043) |
| Divestitures of consolidated and non-consolidated subsidiaries | 1,627 | 871,339 | 849,283 |
| Net investment in property, plant and equipment | (112,797) | (87,879) | (153,488) |
| Net investment in long-term financial assets | (3,020) | (6,242) | (7,185) |
| Cash flow from investment activities | (2,834,625) | 545,451 | (318,433) |
| Proceeds from long- and short-term debt | 4,627,116 | 618,166 | 919,315 |
| Repayment of long- and short-term debt | (1,749,934) | (1,570,564) | (1,968,596) |
| Proceeds from share issuance | 6,891 | 351,895 | 947,646 |
| Dividends paid | (52,841) | (50,360) | (65,597) |
| Cash flow from financing activities | 2,831,232 | (650,863) | (167,232) |
| Net cash flow | 194,788 | 57,944 | 42,776 |
| Foreign currency differences and other changes | (67,603) | (22,427) | (56,878) |
| Changes in cash and cash equivalents | 127,185 | 35,517 | (14,102) |
| Free cash flow | 32,543 | 25,117 | 309,356 |

(1) The interim figures included in the half-year report are unaudited.

(This page has been left blank intentionally.)

# REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ACNielsen Corporation:

We have audited the accompanying Consolidated Balance Sheets of ACNielsen Corporation (a Delaware corporation) and its subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related Consolidated Statements of Income, Cash Flows and Shareholders' Equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the accompanying financial statements, in 1999 the Company changed its accounting for start-up costs in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities".

Stamford, Connecticut, February 6, 2001

Arthur Andersen LLP

ACNIELSEN CORPORATION

## CONSOLIDATED BALANCE SHEETS

*(Dollar amounts in thousands, except per share data)*

| | December 31, 2000 | December 31, 1999 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and Cash Equivalents | $ 145,568 | $ 135,199 |
| Accounts Receivable—Net | 299,631 | 294,266 |
| Other Current Assets | 51,022 | 62,041 |
| Total Current Assets | 496,221 | 491,506 |
| **Notes Receivable and Other Investments** | 51,770 | 35,812 |
| **Property, Plant and Equipment—Net** | 150,280 | 159,100 |
| **Other Assets—Net** | | |
| Prepaid Pension | 75,840 | 70,744 |
| Computer Software | 64,247 | 64,310 |
| Intangibles and Other Assets | 59,955 | 53,050 |
| Goodwill | 338,041 | 353,364 |
| Total Other Assets—Net | 538,083 | 541,468 |
| **Total Assets** | $1,236,354 | $1,227,886 |
| **Liabilities and Shareholders' Equity** | | |
| **Current Liabilities** | | |
| Accounts Payable | $ 85,323 | $ 83,099 |
| Short-Term Debt | 121,609 | 109,164 |
| Accrued and Other Current Liabilities | 311,489 | 300,017 |
| Accrued Income Taxes | 50,906 | 74,306 |
| Total Current Liabilities | 569,327 | 566,586 |
| **Postretirement and Postemployment Benefits** | 50,525 | 53,369 |
| **Deferred Income Taxes** | 60,462 | 58,571 |
| **Other Liabilities** | 10,795 | 27,524 |
| **Total Liabilities** | 691,109 | 706,050 |

The accompanying notes are an integral part of the consolidated financial statements.

*(Dollar amounts in thousands, except per share data)*

| | December 31, 2000 | December 31, 1999 |
|---|---|---|
| **Commitments and Contingencies** | | |
| **Shareholders' Equity** | | |
| Preferred Stock-par value $.01 per share, authorised—5,000,000 shares; outstanding none | — | — |
| Common Stock-par value $.01 per share, authorised—150,000,000 shares; issued—60,588,003 and 59,859,882 shares for 2000 and 1999, respectively | 606 | 599 |
| Series Common Stock-par value $.01 per share, authorised—5,000,000 shares; issued—none | — | — |
| Additional Paid-in Capital | 526,020 | 512,475 |
| Retained Earnings | 208,647 | 157,796 |
| Treasury Stock, at cost, 2,471,445 and 2,064,591 shares for 2000 and 1999, respectively | (56,574) | (48,089) |
| Accumulated Other Comprehensive Income: | | |
| Cumulative Translation Adjustment | (142,652) | (101,202) |
| Unrealised Gains on Investments, Net | 9,708 | 166 |
| Fair Market Value of Forward Exchange Contracts | (510) | 91 |
| **Total Shareholders' Equity** | 545,245 | 521,836 |
| **Total Liabilities and Shareholders' Equity** | $ 1,236,354 | $ 1,227,886 |

The accompanying notes are an integral part of the consolidated financial statements.

ACNIELSEN CORPORATION

## CONSOLIDATED STATEMENTS OF INCOME

*(Amounts in thousands, except per share data)*

| | Years ended December 31, | | |
|---|---|---|---|
| | 2000 | 1999 | 1998 |
| Operating Revenue | $1,576,681 | $1,525,375 | $1,425,396 |
| Costs and Expenses: | | | |
| Operating Costs | 800,465 | 758,559 | 700,740 |
| Selling and Administrative Expenses | 554,232 | 549,816 | 531,236 |
| Depreciation and Amortisation | 89,785 | 83,136 | 85,878 |
| Operation Leading Edge Costs | 52,372 | — | — |
| Year 2000 Expenses | — | 12,078 | 15,911 |
| Total Costs and Expenses | 1,496,854 | 1,403,589 | 1,333,765 |
| Operating Income | 79,827 | 121,786 | 91,631 |
| Interest Income | 9,066 | 7,064 | 9,695 |
| Interest Expense | (6,462) | (3,608) | (1,935) |
| Other (Expense) Income—Net | (414) | 3,324 | (775) |
| Other Income—Net | 2,190 | 6,780 | 6,985 |
| Income Before Income Tax Provision and Cumulative Effect of Change in Accounting Principle | 82,017 | 128,566 | 98,616 |
| Income Tax Provision | 31,166 | 51,426 | 41,407 |
| Income Before Cumulative Effect of Change in Accounting Principle | 50,851 | 77,140 | 57,209 |
| Cumulative Effect to January 1, 1999, of Change in Accounting for Costs of Start-Up Activities, Net of Income Tax Benefits of $10,330 | — | (20,173) | — |
| Net Income | $ 50,851 | $ 56,967 | $ 57,209 |
| Basic Earnings per Share: | | | |
| Income Before Cumulative Effect of Change in Accounting | $ .88 | $ 1.34 | $ 1.00 |
| Cumulative Effect of Change in Accounting | — | (.35) | — |
| Net Income | $ .88 | $ 0.99 | $ 1.00 |
| Diluted Earnings per Share: | | | |
| Income Before Cumulative Effect of Change in Accounting | $ .85 | $ 1.29 | $ .96 |
| Cumulative Effect of Change in Accounting | — | (.34) | — |
| Net Income | $ .85 | $ .95 | $ .96 |
| Weighted-Average Number of Shares Outstanding: | | | |
| Basic | 57,773 | 57,806 | 57,236 |
| Diluted | 59,572 | 59,999 | 59,834 |

The accompanying notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

*(Dollar amounts in thousands except per share data)*

| | Years ended December 31, 2000 | 1999 | 1998 |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| Net Income | $ 50,851 | $ 56,967 | $ 57,209 |
| Reconciliation of Net Income to Net Cash Provided by Operating Activities: | | | |
| Cumulative Effect of Change in Accounting Principle: | | | |
| Costs of Start-Up Activities | — | 20,173 | — |
| Depreciation and Amortisation | 89,785 | 83,136 | 85,878 |
| Deferred Income Taxes | 21,119 | (111) | 3,214 |
| Operation Leading Edge Costs | 52,372 | — | — |
| Payments Related to Operation Leading Edge and Other Special Charges | (38,126) | (5,607) | (29,303) |
| Postemployment Benefit Expense | 2,331 | 4,943 | 7,542 |
| Postemployment Benefit Payments | (6,579) | (7,336) | (17,517) |
| Net Increase in Accounts Receivable | (37,303) | (21,971) | (6,362) |
| Net Decrease in Other Working Capital Items | 11,767 | 14,217 | 31,690 |
| Other | (7,226) | 2,592 | (8,492) |
| Net Cash Provided by Operating Activities | 138,991 | 147,003 | 123,859 |
| **Cash Flows from Investing Activities:** | | | |
| Payments for Acquisition of Businesses and Other Investments (excluding cash and cash equivalents acquired of $1,887 in 1999 and $1,127 in 1998) | (37,368) | (51,041) | (105,448) |
| Capital Expenditures | (56,225) | (58,583) | (55,375) |
| Additions to Computer Software | (32,945) | (40,862) | (34,620) |
| Other | (3,278) | (3,580) | (27,609) |
| Net Cash Used in Investing Activities | (129,816) | (154,066) | (223,052) |
| **Cash Flows from Financing Activities:** | | | |
| Increase in Short-Term Borrowings | 15,790 | 49,180 | 13,850 |
| Treasury Stock Purchases | (8,485) | (14,608) | (29,515) |
| Proceeds from the Sale of Common Stock under Option Plans | 8,233 | 12,699 | 15,128 |
| Other | (1,400) | 782 | (70) |
| Net Cash Provided by (Used in) Financing Activities | 14,138 | 48,053 | (607) |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | (12,944) | (6,324) | (5,393) |
| Increase (Decrease) in Cash and Cash Equivalents | 10,369 | 34,666 | (105,193) |
| Cash and Cash Equivalents, Beginning of Year | 135,199 | 100,533 | 205,726 |
| Cash and Cash Equivalents, End of Year | $145,568 | $135,199 | $100,533 |
| **Supplemental Disclosure of Cash Flow Information:** | | | |
| Cash Paid During the Year for Interest | $ 5,411 | $ 2,660 | $ 1,526 |
| Cash Paid During the Year for Income Taxes | $ 36,473 | $ 34,448 | $ 32,731 |
| **Noncash Investing and Financing Activities:** | | | |
| Acquisition of Investment and Notes Receivable in Exchange for Business Assets and Liabilities | — | — | $ 21,612 |

The accompanying notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

*(Dollar amounts in thousands except per share data)*

| | | | | | Accumulated Other Comprehensive Income | | | |
|---|---|---|---|---|---|---|---|---|
| Three years ended December 31, 2000 | Common Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock, at Cost | Cumulative Translation Adjustment | Unrealised Gains on Investments | Fair Market Value of Forward Exchange Contracts | Total Shareholders' Equity |
| Balance, January 1, 1998 | $577 | $471,493 | $ 43,620 | $ (3,966) | $ (51,620) | | | $460,104 |
| Comprehensive Income: | | | | | | | | |
| Net Income | | | 57,209 | | | | | |
| Other Comprehensive Loss | | | | | | | | |
| Cumulative Translation Adjustment | | | | | (20,634) | | | |
| Comprehensive Income | | | | | | | | 36,575 |
| Activity under Stock Plans (1,138,126 shares), including tax benefits | 12 | 20,872 | | | | | | 20,884 |
| Treasury Stock Purchased (1,204,325 shares) | | | | (29,515) | | | | (29,515) |
| Balance, December 31, 1998 | 589 | 492,365 | 100,829 | (33,481) | (72,254) | | | 488,048 |
| Comprehensive Income: | | | | | | | | |
| Net Income | | | 56,967 | | | | | |
| Other Comprehensive Loss | | | | | | | | |
| Unrealised Gains on Investments(1) | | | | | | $ 166 | | |
| Fair Market Value of Forward Exchange Contracts | | | | | | | $ 91 | |
| Cumulative Translation Adjustment | | | | | (28,948) | | | |
| Comprehensive Income | | | | | | | | 28,276 |
| Activity under Stock Plans (991,483 shares), including tax benefits | 10 | 20,110 | | | | | | 20,120 |
| Treasury Stock Purchased (593,600 shares) | | | | (14,608) | | | | (14,608) |
| Balance, December 31, 1999 | 599 | 512,475 | 157,796 | (48,089) | (101,202) | 166 | 91 | 521,836 |
| Comprehensive Income: | | | | | | | | |
| Net Income | | | 50,851 | | | | | |
| Other Comprehensive Loss | | | | | | | | |
| Unrealised Gains on Investments(1) | | | | | | 9,542 | | |
| Fair Market Value of Forward Exchange Contracts | | | | | | | (601) | |
| Cumulative Translation Adjustment | | | | | (41,450) | | | |
| Comprehensive Income | | | | | | | | 18,342 |
| Activity under Stock Plans (728,121 shares), including tax benefits | 7 | 13,545 | | | | | | 13,552 |
| Treasury Stock Purchased (406,854 shares) | | | | (8,485) | | | | (8,485) |
| **Balance, December 31, 2000** | $606 | $526,020 | $208,647 | $(56,574) | $(142,652) | $9,708 | $(510) | $545,245 |

(1) Reported net of income tax expense of $55 and $6,475 for years ended December 31, 1999 and 2000, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

(Dollar amounts in thousands, except per share data)

Note 1. Pending Merger

On December 17, 2000, the Company entered into a definitive merger agreement (the "Merger Agreement") under which VNU N.V. will acquire all of the outstanding common stock of the Company for $36.75 per share in cash. The definitive agreement provides for a cash tender offer (the "Tender Offer") by Artist Acquisition, Inc., a wholly-owned subsidiary of VNU N.V. The Tender Offer is subject to the satisfaction of certain conditions. The transaction is expected to close in February 2001.

Note 2. Summary of Significant Accounting Policies

*Principles of Consolidation*

The consolidated financial statements include all majority-owned subsidiaries over which ACNielsen exercises control. Investments over which the Company has significant influence but which it does not control are carried at equity. The effects of all significant intercompany transactions have been eliminated. The financial statements of subsidiaries outside the United States and Canada reflect a fiscal year ending November 30 to facilitate timely reporting of the Company's financial results.

*Cash Equivalents and Marketable Securities*

Investments that are highly liquid and mature within 90 days of the purchase date are considered cash equivalents. At December 31, 2000 and 1999, all marketable securities are classified as "available for sale" and therefore are reported at fair value, with net unrealised gains and losses reported in equity.

*Property, Plant and Equipment*

Buildings, computer hardware and other equipment are depreciated over their estimated useful lives using principally the straight-line method. Leasehold improvements are amortised on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

*Computer Software*

Certain internal costs incurred in the development of computer software are capitalised. Capitalisation ceases and amortisation starts when the product is available for use. Costs incurred prior to establishment of technological feasibility of a computer software product are expensed in the periods in which they are incurred. In addition, computer software includes amounts purchased or developed for internal use. Computer software costs are being amortised on a product-by-product basis, over three to five years. Annual amortisation is the greater of the amount computed using (a) the ratio that gross revenue for a product bears to the total of current and anticipated future gross revenue for that product or (b) the straight-line method over the remaining estimated economic life of the product.

*Intangibles and Other Assets*

Intangibles and other assets include customer lists and consumer panel databases. Intangibles are amortised, using principally the straight-line method, over five to 20 years.

*Goodwill and Other Long-Lived Assets*

Goodwill represents the excess purchase price over the fair value of identifiable net assets of businesses acquired and is amortised on a straight-line basis over seven to 40 years. Goodwill, other long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An impairment loss is recognised when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such impairment loss is based on the

Note 2. Summary of Significant Accounting Policies (Continued)

fair value of the assets. The recognition and measurement of goodwill impairment is assessed at the business unit level.

*Revenue Recognition*

Retail Measurement Service products generally have contract terms of one to five years. The base contract revenue from the first commitment period is recognised ratably over the initial contract term. Revenue from remaining years of multi-year contracts, extensions and renewals is recognised ratably over their extension periods. After the initial commitment, the contract generally continues indefinitely, unless cancelled by the client with a minimum of three months' prior written notice.

Revenue for customised research and special modeling & analytical services is recognised as services are performed.

Consumer Panel products generally have contract terms of one year, with revenue recognised over the term of the contract on a straight-line basis.

International Media Services are generally provided over longer periods, with revenue recognised on a straight-line basis over the contract term. The contracts are cancelable by the client only with specified notice and payments.

*Foreign Currency Translation*

The Company has significant operations outside the United States. Therefore, changes in the value of foreign currencies affect the Company's financial statements when translated into U.S. dollars.

For all operations outside the United States where the Company has designated the local currency as the functional currency, assets and liabilities are translated using end-of-period exchange rates; revenue and expenses are translated using average rates of exchange. For these countries, currency translation adjustments are accumulated in a separate component of shareholders' equity, whereas realised transaction gains and losses are recognised in Other Income-Net. For operations in countries that are considered to be highly inflationary, where the U.S. dollar is designated as the functional currency, monetary assets and liabilities are translated using end-of-period exchange rates, and nonmonetary accounts are translated using historical exchange rates. Translation and transaction adjustments recognised in Other Income-Net amounted to gains (losses) of ($608), $2,300 and ($1,207) for 2000, 1999 and 1998, respectively.

*Income Taxes*

The Company recognises income taxes during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

*Earnings Per Share*

Net earnings are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to stock options.

*(Dollar amounts in thousands, except per share data)*

### Note 2. Summary of Significant Accounting Policies (Continued)

*New Accounting Pronouncements Adopted in 1999*

The Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities", which requires that costs of start-up activities be expensed as incurred. Adoption of this SOP resulted in a one-time, non-cash, after-tax charge of $20,173, which was recorded as a cumulative effect of a change in accounting principle-net of tax. However, the adoption of the SOP did not have a material impact on the Company's 1999 results of operations.

In addition, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. The adoption of SFAS No. 133 did not have a material effect on earnings or the financial position of the Company.

*Reclassifications*

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

### Note 3. Operation Leading Edge

On February 17, 2000, the Board of Directors of the Company approved Operation Leading Edge ("OLE"), the Company's plan to accelerate its growth beyond 2000, through a series of business-building initiatives. The initiatives, to be spread over three years, are designed to accelerate both revenue and profit growth by enhancing products and services, addressing changing client needs, improving efficiency and reducing the Company's cost structure.

During the year ended December 31, 2000, the Company recorded a charge totaling $52,372, before tax, related to OLE. The charge included $31,158 to create new capabilities by improving the Company's information delivery systems, $16,187 for overhead rationalisation and $5,027 for business closures. Severance charges were related to overhead rationalisation and business closures. Severance charges are accrued when under the approved severance plan the number of employees, their job class and locations are known, and required notification has occurred. Business re-engineering and design costs are recorded as incurred. The following table details the activity for OLE during 2000.

| | Accrual Balance January 1, 2000 | Charges | Payments | Charged Against Assets | Accrual Balance December 31, 2000 |
|---|---|---|---|---|---|
| Severance | — | $18,210 | $(13,025) | $ — | $ 5,185 |
| Business Re-engineering, Design and Other Costs | — | 23,498 | (20,422) | — | 3,076 |
| Transition | — | 3,793 | (3,403) | — | 390 |
| Real Estate/Relocation | — | 561 | (148) | — | 413 |
| Non-Cash | — | 6,310 | — | (6,310) | — |
| Total | — | $52,372 | $(36,998) | $(6,310) | $ 9,064 |

Severance charges relate to the elimination of 346 positions, primarily in Europe, that resulted from business closures and overhead rationalisation. Business re-engineering, design and other costs relate primarily to external consultants retained to assist in re-engineering and designing the Company's North American and European information processing and content delivery systems. Transition expense represents dual production costs incurred as the Company continues to convert country-level information to a harmonised regional system in Europe and to consolidate production sites in Asia.

*(Dollar amounts in thousands, except per share data)*

**Note 3. Operation Leading Edge (Continued)**

Savings realised from the actions taken in 2000 were approximately $7,144. Non-cash charges consisted of $1,385 for accelerated amortisation and $4,925 for impairment losses. Accelerated amortisation relates to computer software that will be replaced prior to the end of its normal service period, primarily due to the technology standardisation that will result from the redesign of the European information and content delivery systems, and the impairment loss relates to the write-down of long-lived assets that will not be used based on management direction regarding global technological changes that resulted from a review of global business initiatives.

**Note 4. Other Investments**

On September 22, 1999, the Company announced the formation of a venture to launch a global service for tracking audiences, advertising and user activity on the Internet. The Company has an 80.1% ownership interest in the venture, with NetRatings, Inc. (NetRatings), owning the remainder. The venture, known as ACNielsen eRatings.com, is a consolidated subsidiary and is expected to operate in all major geographic regions worldwide other than the United States and Canada.

In addition, in 1999, the Company purchased 3,992,455 shares of preferred stock of NetRatings for $12,534 and purchase costs of $603. These preferred shares were converted to 1,996,228 shares of common stock on December 8, 1999, in conjunction with the NetRatings initial public offering. Because the Company was restricted from sale of any of these shares for one year from date of acquisition, and thereafter, was subject to certain volume restrictions of Rule 144 under the Securities Act of 1933, the shares were carried at cost at December 31, 1999. After the one-year restriction on the sale of the shares lapsed in 2000, the Company began accounting for this investment as "available for sale" and, therefore, reported the shares at fair value. At December 31, 2000, the investment in NetRatings was reported at fair value of $29,320, including a gross unrealised gain of $16,183. This unrealised gain was credited to other comprehensive income, net of tax. At December 31, 2000 and 1999, the investment in NetRatings was reported within the Other Investments section of the Consolidated Balance Sheet.

During 2000, ACNielsen eRatings.com purchased a 21.25% interest in NetRatings Japan for $3,271.

**Note 5. Acquisitions**

In 2000, 1999 and 1998, the Company acquired interests in various companies in separate transactions that were accounted for as purchases. The aggregate purchase price of such acquisitions in 2000 totalled $7,111. Payments of $30,257 were made during 2000 for prior year acquisitions. The largest acquisition in 2000 was www.consult.

www.consult, acquired on November 21, 2000, provides a broad range of Internet research services, including the Asia Pacific region's largest on-line user survey and influential sector reports. The purchase price of $2,778, and estimated purchase costs have been allocated to the net assets acquired on a preliminary basis resulting in a goodwill of $3,149 to be amortised over 10 years. The Company is also required to make further cash payments if www.consult achieves certain operating goals in 2001, 2002, and 2003. The sum of these deferred payments shall not exceed $2,780.

The largest acquisitions in 1999 were Media Monitoring Services Ltd. ("MMS") and Market Decisions. MMS, acquired on November 30, 1999, is a provider of advertising measurement services in the United Kingdom, Australia, and Asia. The purchase price of $20,764, including $815 of direct acquisition costs, primarily for severance, legal and accounting fees, was allocated to the identifiable net assets acquired resulting in goodwill of $20,405, which will be amortised over 40 years.

On June 30, 1999, the Company acquired the remaining 55% interest it did not already own in Market Decisions, a business that provides controlled market and in-store testing of new and established consumer products in the United States. The purchase price was comprised of an initial cash payment of $3,943 and a deferred payment made in 2000 for $5,743. The excess of the purchase

*(Dollar amounts in thousands, except per share data)*

Note 5. Acquisitions (Continued)

price over the fair value of the identified net assets at the date of acquisition amounted to $12,145, has been recorded as goodwill, and will be amortised over 40 years.

The aggregate purchase price of acquisitions made in 1998 totaled $131,247. The largest acquisitions in 1998 were BBI Marketing Services, Inc. ("ACNielsen BASES") and ANR Amer Nielsen Research Limited ("ANR").

On June 30, 1998, the Company acquired ACNielsen BASES. The final purchase price was $70,448 (exclusive of payments contingent on achieving future operating goals). Included in the purchase price was $6,575 of direct acquisition and integration costs consisting of $830 for severance, $2,380 for licensee termination fees, and $3,365 for other costs, primarily investment banking, legal and accounting fees. These costs were incremental, and the integration costs were a direct result of the formal plan to exit certain activities as part of the overall integration effort. As of December 31, 2000, the balance of accrued acquisition and integration costs totaled $1,610. This amount is scheduled per contractual terms to be disbursed in 2001. In addition, contingent consideration totaling $825 and $10,887 was paid to the sellers in 1999 and 2000, respectively. At year end 2000 the Company also accrued $2,500, the estimate of the final contingent payment to be paid in 2001 related to BASES achieving certain operating objectives in 2000. Including this additional contingent consideration, the excess of the purchase price over the fair value of identifiable net assets (goodwill) totaled $75,788 and is being amortised over 40 years.

On September 23, 1998, the Company acquired full ownership in ANR, a joint-venture business covering Eastern Europe, the former Soviet Union, sub-Saharan Africa and the Indian subcontinent. The final purchase price, exclusive of payments contingent on achieving future operating goals, was $43,999. This purchase price included $969 of acquisition costs for legal and accounting services and reflected two remaining installment payments paid in January 2000 and scheduled for payment in 2001 for $9,294 and $8,824, respectively. The installment payments are supported by a stand-by letter of credit with an international bank. The purchase price was allocated to the minority interest acquired with the excess purchase price of $43,233 recorded as goodwill. This goodwill is being amortised over 40 years on a straight-line basis. The terms of the agreement provide for additional cash payments if ANR achieves certain operating goals. Such payments, if earned, would be paid in 2003 and 2006.

The results of operations of all purchases are included in the Consolidated Statements of Income from dates of acquisition. Had the acquisitions made in 2000, 1999 and 1998 been consummated on January 1 of the year preceding the year of acquisition, the results of these acquired operations would not have had a significant impact on the Company's consolidated results of operations for any of the years presented.

Note 6. Pension and Other Benefit Plans

*Defined Benefit Plans*

The Company has a defined benefit pension plan covering substantially all employees in the United States. Generally, the benefits to be paid to employees under this plan are based on notional account balances that are increased annually by pay-related and interest credits. Pension costs are determined actuarially and funded to the extent allowable under the Internal Revenue Code ("IRC"). Supplemental plans in the United States are maintained to provide retirement benefits to eligible employees in excess of levels allowed by the IRC.

The Company's subsidiaries outside the United States provide retirement benefits for employees consistent with local practices, primarily using defined benefit or termination indemnity plans.

*(Dollar amounts in thousands, except per share data)*

**Note 6. Pension and Other Benefit Plans (Continued)**

The Company provides various health-care and life-insurance benefits for retired United States and Canadian employees who become eligible for these benefits if they terminate employment after completing at least ten years of service with the Company after age 45. The postretirement medical benefit is contributory. Certain of the Company's other subsidiaries outside the United States have postretirement benefit plans, although most participants are covered by government-sponsored or administered plans. The cost of Company-sponsored postretirement benefit plans outside the United States is not significant. In certain instances, the Company provides postemployment benefits to former or inactive employees following employment but before retirement, principally severance.

The components of pension and other postretirement costs for the years ending 2000, 1999 and 1998 are as follows:

| | Pension Benefits | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 2000 | 1999 | 1998 |
| Service cost on benefits earned during the year | $ 11,351 | $ 12,068 | $ 10,436 | $311 | $376 | $354 |
| Interest cost on projected benefit obligation | 17,680 | 17,114 | 16,970 | 501 | 476 | 406 |
| Expected return on plan assets | (25,599) | (24,280) | (23,853) | — | — | — |
| Amortisation of transition (asset) obligation | (2,204) | (2,401) | (2,574) | 38 | 38 | — |
| Amortisation of prior-service costs (benefit) | 1,080 | 1,263 | 1,187 | — | (20) | (120) |
| Amortisation of net (gain) loss | (858) | 85 | 392 | (43) | — | — |
| Settlement and curtailment loss (gain) | 802 | (357) | (18) | — | — | — |
| Net pension and postretirement costs | $ 2,252 | $ 3,492 | $ 2,540 | $807 | $870 | $640 |

The prior-service costs (benefit) are amortised on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the market-related value of assets are amortised over the average remaining service period of active participants.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 2000 and 1999:

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| **Reconciliation of benefit obligation** | | | | |
| Obligation at January 1 | $286,889 | $286,061 | $ 7,027 | $ 6,710 |
| Service cost | 11,351 | 12,068 | 311 | 376 |
| Interest cost | 17,680 | 17,114 | 501 | 476 |
| Participant contributions | 1,327 | 1,484 | 36 | 32 |
| Plan amendments | 489 | 1,652 | 42 | — |
| Actuarial loss (gain) | 7,309 | (5,723) | (218) | (1,213) |
| Benefit payments | (17,679) | (14,017) | (244) | (123) |
| Curtailments | (304) | — | — | — |
| Settlement payments | 273 | — | — | — |
| Transfers | — | — | 167 | 734 |
| Effect of change in foreign exchange rates | (30,329) | (11,750) | (22) | 35 |
| Obligation at December 31 | $277,006 | $286,889 | $ 7,600 | $ 7,027 |

*(Dollar amounts in thousands, except per share data)*

**Note 6. Pension and Other Benefit Plans (Continued)**

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| **Reconciliation of fair value of plan assets** | | | | |
| Fair value of plan assets at January 1 | $354,255 | $332,853 | $ — | $ — |
| Actual return on plan assets | 11,447 | 40,981 | — | — |
| Employer contributions | 12,988 | 6,910 | 208 | 91 |
| Participant contributions | 1,327 | 1,484 | 36 | 32 |
| Benefit payments | (17,679) | (14,017) | (244) | (123) |
| Settlement payments | (746) | — | — | — |
| Transfers | — | — | — | — |
| Effect of change in foreign exchange rates | (36,387) | (13,956) | — | — |
| Fair value of plan assets at December 31 | $325,205 | $354,255 | $ — | $ — |
| **Funded Status** | | | | |
| Funded status at December 31 | $ 48,199 | $ 67,366 | $(7,600) | $(7,027) |
| Unrecognised transition (asset) obligation | (3,498) | (6,207) | 674 | 730 |
| Unrecognised prior-service cost | 6,763 | 8,259 | 473 | — |
| Unrecognised gain | (17,893) | (43,847) | (1,236) | (569) |
| Net amount recognised in the balance sheet | $ 33,571 | $ 25,571 | $(7,689) | $(6,866) |

*Plan assets are invested in diversified portfolios that consist primarily of equity and debt securities.*

*Curtailments and settlement payments occurred primarily due to workforce reduction actions.*

The following table provides the amounts in the balance sheet at December 31, 2000 and 1999:

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| Prepaid benefit cost | $71,049 | $69,363 | $ — | $ — |
| Accrued benefit liability | (37,170) | (44,345) | (7,689) | (6,866) |
| Intangible (liability) asset | (308) | 553 | — | — |
| Net amount recognised in the balance sheet | $33,571 | $25,571 | $(7,689) | $(6,866) |

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $38,745, $25,081 and $57, respectively, at December 31, 2000 and $39,533, $26,684 and $0, respectively, at December 31, 1999. The Company's plan for postretirement benefits other than pensions has no plan assets.

| | Pension Benefits | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 2000 | 1999 | 1998 |
| Discount rate | 6.48% | 6.49% | 6.09% | 7.42% | 7.67% | 6.75% |
| Expected long-term rate of return on plan assets | 8.11% | 8.03% | 7.76% | n/a | n/a | n/a |
| Rate of increase in future compensation levels | 5.25% | 3.96% | 3.62% | 4.42% | 4.59% | 4.16% |

(Dollar amounts in thousands, except per share data)

**Note 6. Pension and Other Benefit Plans (Continued)**

A 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually each year to a rate of 5.5% by the year 2004 and remain constant thereafter.

A 1% change in assumed health care cost trend rates would have the following effects:

| | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on total service and interest cost components of net periodic postretirement health care benefit cost | $ 64 | $ 55 |
| Effect on the health care component of the accumulated postretirement benefit obligation | $739 | $632 |

*Defined Contribution Plans*

The Company has an Employee Stock Ownership Plan ("ESOP") for the benefit of substantially all its United States employees. The Company may contribute cash or Company common stock to each employee's account in an amount currently equal to 3.5% of compensation (subject to IRS limitations). In connection with the ESOP, the Company issued 216,680, 172,346 and 171,352 shares, and recognised compensation expense of $4,772, $4,523 and $4,267 for the years 2000, 1999 and 1998, respectively. The ESOP terminates upon a change in control.

*Deferred Compensation Plan*

On April 1, 2000, the Company adopted the ACNielsen Corporation Deferred Compensation Plan which provides members of a select group of management a means to defer receipt of compensation and to have such deferred amounts treated as if invested in specified investment vehicles. At December 31, 2000, the Company had a liability and a corresponding asset related to deferred compensation of $389.

**Note 7. Employee Stock and Related Plans**

In 1996, the Company adopted three stock incentive plans that reserved shares of common stock for issuance to key employees and non-employee directors. A total of 18,300,000 shares have been reserved for issuance under these plans. Under these stock incentive plans, 1,038,057 shares of common stock were available for future grants as of December 31, 2000. The plans provide that shares granted come from the Company's authorised but unissued common stock or treasury stock. The price of options granted pursuant to these plans will not be less than the fair market value of the shares on the date of grant. Stock options have a term of ten years and vest over four or six years or upon a change in control. In addition, 262,025 options granted during the last two months of 1996 and the first half of 1997 vested early on December 22, 2000 when the Company's stock price reached 200% of the exercise price for five consecutive trading days ("effective-date options").

During 1999, 767,500 options were granted to senior management, have a term of ten years and will vest over a four-year period starting retroactively from the grant date since the Company's stock price reached $32.75 in December 2000. These options will vest automatically upon a change in control.

The plans also provide for the granting of limited stock appreciation rights (LSARs) in tandem with stock options to certain key employees. At December 31, 2000, 3,682,119 LSARs were outstanding, which are exercisable upon the occurrence of a specified event.

In connection with the acquisition of BASES in June 1998, the Company adopted a fourth stock incentive plan, which reserved 1,000,000 shares of common stock for issuance to key employees. The plan requires that shares granted come from the Company's treasury stock. The BASES options have a term of ten years. On December 31, 2000, 687,750 of these shares vested since certain earnings targets were met. The remainder of the shares will vest in 9.5 years or upon a change in control. Under this

*(Dollar amounts in thousands, except per share data)*

Note 7. Employee Stock and Related Plans (Continued)

plan, options for 1,000,000 shares were granted, and no shares of common stock were available for future grants as of December 31, 2000.

In connection with the establishment of ACNielsen eRatings.com in January 2000, the Company adopted a fifth stock incentive plan, which reserved 10,000,000 shares of ACNielsen eRatings.com common stock for issuance to key employees. Under this stock incentive plan, 6,120,000 shares of common stock were available for future grants as of December 31, 2000. The plan provides that shares granted come from ACNielsen eRatings.com's authorised but unissued common stock or treasury stock. The price of options granted pursuant to these plans will not be less than the fair market value of the shares on the date of grant. The eRatings options have a term of 10 years and vest 50% one year after grant and 25% in years two and three after grant.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation expense has been recognised for the Company's five stock incentive plans. Had compensation expense for the Company's plans been determined based on the fair value at the grant date, the Company's net income and net earnings per share would have been reduced to the pro forma amounts indicated below.

| | 2000(1) | 1999(2) | 1998 |
|---|---|---|---|
| Net Income—as reported | $50,851 | $56,967 | $57,209 |
| Net Income—pro forma | $38,436 | $50,278 | $50,137 |
| Basic earnings per share—as reported | $ .88 | $ .99 | $ 1.00 |
| Basic earnings per share—pro forma | $ .67 | $ .87 | $ .88 |
| Diluted earnings per share—as reported | $ .85 | $ .95 | $ .96 |
| Diluted earnings per share—pro forma | $ .65 | $ .84 | $ .84 |

(1) Includes a pre-tax charge of $656 related to eRatings options.

(2) Includes the cumulative effect of adopting SOP 98-5, "Reporting on the Costs of Start-Up Activities," which resulted in a charge of $20,173, net of tax, or $.35 per basic or $.34 per diluted share.

The fair value of each ACNielsen option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| | ACNielsen Options | | |
|---|---|---|---|
| | 2000 | 1999 | 1998 |
| Expected dividend yield | — | — | — |
| Expected stock price volatility | 35% | 35% | 30% |
| Risk-free interest rate | 6.09% | 6.16% | 4.89% |
| Expected holding period of options | 4.0 years | 4.0 years | 4.2 years |

The weighted average fair value of ACNielsen options granted during 2000, 1999 and 1998 was $8.75, $8.55 and $8.25 per share, respectively. The weighted average fair value of eRatings options granted during 2000 was $1.

*(Dollar amounts in thousands, except per share data)*

### Note 7. Employee Stock and Related Plans (Continued)

The following is a summary of stock option activity and number of shares reserved for outstanding options:

| | ACNielsen Options | | eRatings Options | |
|---|---|---|---|---|
| | Shares | Average option price per share | Shares | Average option price per share |
| Options outstanding at January 1, 1998 | 8,744,690 | $16.46 | — | — |
| Granted | 2,608,400 | 25.98 | — | — |
| Exercised | (970,747) | 15.65 | — | — |
| Canceled or Expired | (188,330) | 16.86 | — | — |
| Options outstanding at December 31, 1998 | 10,194,013 | 18.97 | — | — |
| Granted | 4,278,050 | 23.48 | — | — |
| Exercised | (816,669) | 15.51 | — | — |
| Canceled or Expired | (220,280) | 20.27 | — | — |
| Options outstanding at December 31, 1999 | 13,435,114 | 20.60 | — | — |
| Granted | 294,138 | 24.08 | 4,030,000 | $1 |
| Exercised | (511,441) | 16.10 | — | 1 |
| Canceled or Expired | (622,471) | 23.49 | (150,000) | 1 |
| Options outstanding at December 31, 2000 | 12,595,340 | $20.75 | 3,880,000 | $1 |

The following is a summary of shares exercisable, average remaining life and average option price per share of options outstanding at December 31, 2000:

| | Shares Outstanding | | | Shares Exercisable | |
|---|---|---|---|---|---|
| ACNielsen Options | Number of shares | Average option price per share | Average remaining life | Number of shares | Average option price per share |
| Options granted prior to August, 1997 | 7,507,264 | $24.12 | 5.9 years | 5,073,076 | $15.78 |
| Options granted subsequent to July, 1997 | 5,088,076 | 15.77 | 8.4 years | 1,315,112 | 24.59 |
| Options outstanding at December 31, 2000 | 12,595,340 | $20.75 | 7.4 years | 6,388,188 | $17.59 |

Option prices range from $13.54 to $30.82.

| | Shares Outstanding | | | Shares Exercisable | |
|---|---|---|---|---|---|
| eRatings Options | Number of shares | Average option price per share | Average remaining life | Number of shares | Average option price per share |
| Options outstanding at December 31, 2000 | 3,880,000 | $1 | 9.2 years | 0 | $1 |

*Success Share Program*

On December 9, 1996, the Company granted to each of its full-time and regular employees, stock appreciation rights at a strike price of $15.75, entitling the employee to the appreciation on the equivalent of 25 shares of the Company's common stock, subject to certain terms, conditions and limitations. The rights vested on December 9, 1997, and expired on December 9, 1999. (Credits) charges to income in 1999 and 1998 with respect to this program totaled ($45) and $958, respectively.

*(Dollar amounts in thousands, except per share data)*

**Note 8. Income Taxes**

Income before provision for income taxes consisted of:

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| U.S. | $51,510 | $ 50,443 | $30,742 |
| Non-U.S. | 30,507 | 78,123 | 67,874 |
| | $82,017 | $128,566 | $98,616 |

The provision (benefit) for income taxes consisted of:

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| U.S. Federal and state: | | | |
| Current | $ 999 | $ 4,382 | $ 4,348 |
| Deferred | 3,824 | 4,181 | (2,329) |
| Total | 4,823 | 8,563 | 2,019 |
| Non-U.S.: | | | |
| Current | 21,678 | 51,220 | 35,974 |
| Deferred | 4,665 | (8,357) | 3,414 |
| Total | 26,343 | 42,863 | 39,388 |
| Total | $31,166 | $51,426 | $41,407 |

The following table summarises the significant differences between the U.S. Federal statutory taxes and the Company's provision for income taxes for consolidated financial statement purposes:

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| Tax expense at the U.S. statutory rate | $28,706 | $44,998 | $34,516 |
| State and local income taxes, net of Federal effect | 1,674 | 1,639 | 999 |
| Increase (reduction) in the valuation allowance | 991 | (10,441) | (6,212) |
| Non-U.S. taxes and other | (205) | 15,230 | 12,104 |
| Provision for Income Taxes | $31,166 | $51,426 | $41,407 |

*(Dollar amounts in thousands, except per share data)*

**Note 8. Income Taxes (Continued)**

The Company's deferred tax assets (liabilities) are comprised of the following at December 31, 2000 and 1999:

| | 2000 | 1999 |
|---|---|---|
| Deferred Tax Assets: | | |
| Operating Losses | $ 50,799 | $ 53,259 |
| Employee Benefits | 19,409 | 14,680 |
| Other Accruals | 16,656 | 18,998 |
| Bad Debts | 2,092 | 3,647 |
| | 88,956 | 90,584 |
| Valuation Allowance | (45,607) | (44,616) |
| | 43,349 | 45,968 |
| Deferred Tax Liabilities: | | |
| Postretirement Benefits | (24,914) | (23,724) |
| Intangibles and Deferred Charges | (18,382) | (12,017) |
| Fixed Assets | (6,866) | (9,207) |
| Other Assets | (18,211) | (13,704) |
| | (68,373) | (58,652) |
| Net Deferred Tax Liability | $(25,024) | $(12,684) |

At December 31, 2000 there are no U.S. operating loss carryforwards. Non-U.S. loss carryforwards of $30,011 will expire at various times through 2007. Non-U.S. loss carryforwards of $80,963 have an indefinite life. An income tax benefit of $2,079, $2,803, and $1,371 related to the exercise of employee stock options was credited to shareholders' equity in 2000, 1999, and 1998, respectively. No provision was made for U.S. taxes payable on undistributed earnings of non-U.S. subsidiaries amounting to approximately $287,535, $240,878 and $224,918 in 2000, 1999 and 1998, respectively, as such amounts are permanently reinvested.

**Note 9. Short-Term Debt**

The Company maintains a $250,000 committed bank credit facility with a global bank syndicate comprising 12 banks. This bank credit facility is unsecured and has a three-year term ending April 2001. The credit facility includes subfacilities for borrowings in foreign currencies and for the issuance of letters of credit. The base interest rates applicable to borrowings may be fixed or various floating rates, depending on the type and currency of the borrowing. Interest spreads and fees are based upon the Company's fixed charge coverage ratio for the preceding four quarters. The terms of the credit agreement contain, among other things, limitations on debt of the Company and its subsidiaries and financial covenants requiring the Company to maintain compliance with a minimum fixed charge coverage ratio requirement and a maximum leverage ratio requirement. As of December 31, 2000, the Company was in compliance with such requirements. At December 31, 2000 and 1999, $77,758 and $95,139, respectively, were drawn against the credit facilities. The nominal value of the borrowings approximates fair value. There are no compensating balance requirements or material commitment fees associated with the credit facility.

In addition, the Company has established unsecured, uncommitted lines of credit with eight banks, totaling $160,541, to meet short-term cash requirements of the business. These unsecured lines of credit provide loans at floating interest rates. At December 31, 2000 and 1999, $30,600 and $0, respectively, were outstanding under these arrangements.

The weighted-average interest rates on short-term debt at December 31, 2000 and 1999 were 4.23% and 3.32%, respectively. The Company's short-term borrowings at December 31, 2000 and 1999 were in the United States and Japan.

*(Dollar amounts in thousands, except per share data)*

## Note 10. Derivative Instruments and Hedging Activities

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" on January 1, 1999. In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative-effect expense of $63 in other comprehensive income to recognise at fair value all derivatives that are designated as cash-flow and foreign currency cash-flow hedging instruments.

The Company receives management fees and royalties from its non-U.S. subsidiaries. Additionally, the Company's European subsidiaries purchase data services from a third-party provider in the United Kingdom. The Company uses foreign-currency forward-exchange contracts with durations of less than 12 months, to hedge against the effect of exchange-rate fluctuations on these forecasted cash flows.

All derivatives are recognised on the balance sheet at their fair value. On the date a forward contract is entered into, the Company designates the derivative as a cash-flow or foreign-currency cash-flow hedge. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as a foreign-currency cash-flow hedge, are recorded in other comprehensive income. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives that are designated as foreign-currency hedges to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

As of December 31, 2000 and 1999, deferred net (losses) gains of ($510) and $91, respectively, on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. Transactions and events that are expected to occur over the next 12 months which will necessitate reclassifying to earnings these derivative losses include third party data service, management fee and royalty payments.

## Note 11. Capital Stock

The Company has authority to issue 160,000,000 shares, of which 150,000,000 represent shares of ACNielsen Common Stock, 5,000,000 represent shares of Preferred Stock and 5,000,000 represent shares of Series Common Stock. The Board of Directors is authorised to issue one or more series of Preferred Stock and Common Stock, and to establish the number of shares in that series, voting rights (if any), consideration for such shares, and other rights or restrictions of the shares in that series. At December 31, 2000, no Preferred Stock or Series Common Stock had been issued.

In October 1996, the Company adopted a Shareholders' Rights Plan. Under the plan, each share of the Company's Common Stock has a right that trades with the stock until the right becomes exercisable. Each right entitles the shareholders to buy 1/1,000 of a share of Series A Junior Participating Preferred Stock of the Company at a purchase price of $108 per 1/1,000 of a share, subject to adjustment. The rights will not be exercisable until a person or group (Acquiring Person) acquires beneficial ownership of, or commences a tender offer for, 15% or more of the Company's outstanding Common Stock.

In the event of such a 15% acquisition or if subsequently the Company is acquired in a merger or other business combination, as described in the Shareholders' Rights Plan, each right will entitle its holder (other than the Acquiring Person) to receive upon exercise, stock with a value of two times the exercise price in the form of the Company's Common Stock or, where appropriate, the Acquiring Person's common stock. The Company may redeem the rights, which expire in October 2006, for $.01 per right, under certain circumstances.

In connection with the Merger Agreement, the Company executed an amendment to the Shareholders' Rights Plan dated December 17, 2001. This amendment provided that the rights would not become exercisable by reason of the execution or delivery of the Merger Agreement or the

*(Dollar amounts in thousands, except per share data)*

Note 11. Capital Stock (Continued)

consummation of the transactions to be effected pursuant to the Merger Agreement and that the rights would expire immediately prior to the consummation of the Tender Offer.

The terms of the Indemnity and Joint Defense Agreement (see Note 13) limit the Company's ability to make certain payments ("Restricted Payments"), including payments for dividends and stock repurchases. Pursuant to such limitation, the aggregate amount of all Restricted Payments made by the Company cannot exceed the sum of $15,000 and 20% of the Company's cumulative net earnings, as defined, from November 1, 1996. The Board of Directors has authorised the Company to repurchase ACNielsen Common Stock up to the amount permitted by the Indemnity and Joint Defense Agreement. During 2000, the Company repurchased 406,854 shares of its Common Stock for a total of $8,485.

Note 12. Leases and Other Commitments

Certain of the Company's operations are conducted from leased facilities, which are under operating leases. Rental expense under real estate operating leases, net of sublease rentals, for the years 2000, 1999, and 1998 was $39,815 $41,135, and $39,361, respectively.

The Company also leases or participates with others in leases of certain computer and other equipment under operating leases. These leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Rental expense under computer and other equipment leases was $29,049, $24,146, and $26,248 for 2000, 1999, and 1998 respectively.

At December 31, 2000, the approximate minimum annual rental expense for real estate and computer and other equipment under operating leases that have remaining noncancelable lease terms in excess of one year, net of sublease rentals, is as follows:

| Years ended | Real Estate | Computer & Other Equipment |
|---|---|---|
| 2001 | $ 29,390 | $11,696 |
| 2002 | 27,302 | 8,283 |
| 2003 | 22,423 | 3,202 |
| 2004 | 18,841 | 2,092 |
| 2005 | 12,469 | 1,711 |
| Thereafter | 40,581 | 1,168 |
| | $151,006 | $28,152 |

The Company has agreements with third parties, for certain data processing services, extending beyond one year. At December 31, 2000, the minimum annual services covered by these agreements are approximately as follows:

| Years ended | |
|---|---|
| 2001 | $ 20,233 |
| 2002 | 21,705 |
| 2003 | 19,287 |
| 2004 | 16,251 |
| 2005 | 15,120 |
| Thereafter | 18,900 |
| | $111,496 |

*(Dollar amounts in thousands, except per share data)*

Note 13. Litigation

On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants The Dun & Bradstreet Corporation ("Old D&B"), A.C. Nielsen Company which is a subsidiary of the Company ("ACNielsenCo"), and I.M.S. International, Inc. ("IMS"), formerly a subsidiary of Cognizant Corporation ("Cognizant") and a predecessor of IMS Health Incorporated (the "IRI Action"). Old D&B was formerly the parent of the Company, ACNielsenCo, Cognizant and IMS.

The complaint alleges various violations of the United States antitrust laws, including alleged violations of Sections 1 and 2 of the Sherman Act. The complaint also alleges a claim of tortious interference with a contract and a claim of tortious interference with a prospective business relationship. These latter claims relate to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleges that SRG violated an alleged agreement with IRI when it agreed to be acquired by defendants and that defendants induced SRG to breach that agreement.

IRI's complaint alleges damages in excess of $350,000, which amount IRI has asked to be trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount.

By notice of motion dated October 15, 1996, defendants moved for an order dismissing all claims in the complaint. On May 6, 1997 the United States District Court for the Southern District of New York issued a decision on the motion to dismiss. The Court dismissed IRI's claim of attempted monopolisation in the United States with leave to replead within sixty days. The Court denied defendants' motion with respect to the remaining claims in the complaint.

On June 3, 1997, defendants filed an answer and counterclaims. Defendants denied all material allegations of the complaint. In addition, ACNielsenCo asserted counterclaims against IRI alleging that IRI has made false and misleading statements about ACNielsenCo's services and commercial activities and that such conduct constitutes a violation of Section 43(a) of the Lanham Act and unfair competition. ACNielsenCo seeks injunctive relief and damages.

On July 7, 1997, IRI filed an amended complaint seeking to replead the claim of attempted monopolisation in the United States, which had been dismissed by the Court in its May 6, 1997 decision. By notice of motion dated August 18, 1997, defendants moved for an order dismissing the amended claim. On December 1, 1997, the Court denied defendants' motion. On December 22, 1999, defendants filed a motion for partial summary judgment seeking to dismiss IRI's non U.S. antitrust claims. On July 12, 2000, the Court granted the motion dismissing claims of injury suffered from activities in foreign markets where IRI operates through subsidiaries or companies owned by joint ventures or "relationships" with local companies. Discovery is currently ongoing.

In connection with the IRI Action, Old D&B, Cognizant (the former parent company of IMS) and the Company entered into an Indemnity and Joint Defense Agreement (the "Indemnity and Joint Defense Agreement") pursuant to which they agreed (i) to certain arrangements allocating potential liabilities ("IRI Liabilities") that may arise out of or in connection with the IRI Action and (ii) to conduct a joint defense of such action. In particular, the Indemnity and Joint Defense Agreement provides that the Company will assume exclusive liability for IRI Liabilities up to a maximum amount to be calculated at the time such liabilities, if any, become payable (the "ACN Maximum Amount"), and that Cognizant and Old D&B will share liability equally for any amounts in excess of the ACN Maximum Amount (such liability of Cognizant being hereinafter referred to as the "Cognizant Liabilities" and such liability of Old D&B being hereinafter referred to as the "Old D&B Liabilities"). The ACN Maximum Amount will be determined by an investment banking firm as the maximum amount which the Company is able to pay after giving effect to (i) any plan submitted by such investment bank which is designed to maximise the claims paying ability of the Company without impairing the investment banking firm's ability to deliver a viability opinion (but which will not require any action requiring stockholder approval), and (ii) payment of related fees and expenses. For these purposes, financial viability means the ability of the Company, after giving effect to such plan, the payment of related fees and expenses and the payment of the ACN Maximum Amount, to pay its debts

*(Dollar amounts in thousands, except per share data)*

**Note 13. Litigation (Continued)**

as they become due and to finance the current and anticipated operating and capital requirements of its business, as reconstituted by such plan, for two years from the date any such plan is expected to be implemented.

The Indemnity and Joint Defense Agreement also imposes certain restrictions on the payment of cash dividends and the ability of the Company to purchase its stock.

In June 1998, (i) Old D&B changed its name to R.H. Donnelley Corporation and spun off (the "D&B Spin") a company named The Dun & Bradstreet Corporation ("New D&B"), and (ii) Cognizant changed its name to Nielsen Media Research, Inc. ("NMR") and spun off (the "Cognizant Spin") a company named IMS Health Incorporated ("IMS Health"). On September 30, 2000, New D&B changed its name to Moody's Corporation and spun off (the "Moody's Spin") a company now named The Dun & Bradstreet Corporation ("Current D&B"). As contemplated by the terms of a Distribution Agreement (the "Distribution Agreement") dated as of October 28, 1996 among the Company, Old D&B and Cognizant, (i) New D&B, in connection with the D&B Spin, and Current D&B, in connection with the Moody's Spin, provided undertakings to the Company to be jointly and severally liable for the Old D&B Liabilities, and (ii) IMS Health, in connection with the Cognizant Spin, provided an undertaking to the Company to be jointly and severally liable for the Cognizant Liabilities. Also, in connection with certain other spin-off transactions since the date of the Distribution Agreement, the Company has received comparable undertakings with respect to the Cognizant Liabilities from Gartner Group, Inc. and Synavant Inc.

Management of ACNielsen is unable to predict at this time the final outcome of the IRI Action or whether its resolution could materially affect the Company's results of operations, cash flows or financial position.

The Company and its subsidiaries are also involved in other legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such current legal proceedings, claims and litigation, if decided adversely, could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters will not materially affect the Company's consolidated financial position.

**Note 14. Supplemental Financial Data**

**Accounts Receivable—Net:**

| | 2000 | 1999 |
|---|---|---|
| Trade | $242,639 | $237,529 |
| Less: allowance for doubtful accounts | (9,890) | (10,328) |
| Unbilled receivables | 36,198 | 33,156 |
| Other | 30,684 | 33,909 |
| | $299,631 | $294,266 |

**Other Current Assets:**

| | 2000 | 1999 |
|---|---|---|
| Deferred taxes | $ 12,073 | $ 26,704 |
| Prepaid expenses | 38,949 | 35,337 |
| | $ 51,022 | $ 62,041 |

*(Dollar amounts in thousands, except per share data)*

**Note 14. Supplemental Financial Data (Continued)**

**Property, Plant and Equipment—Net:**

| | 2000 | 1999 |
|---|---|---|
| Land | $ 3,746 | $ 3,990 |
| Buildings | 44,641 | 46,819 |
| Computer Hardware and Other Equipment | 327,173 | 354,800 |
| Leasehold Improvements | 43,256 | 40,357 |
| Less: accumulated depreciation and amortisation | (268,536) | (286,866) |
| | $150,280 | $159,100 |

**Accounts Payable:**

| | 2000 | 1999 |
|---|---|---|
| Trade | $ 53,206 | $ 50,074 |
| Taxes other than income taxes | 27,618 | 26,592 |
| Other | 4,499 | 6,433 |
| | $ 85,323 | $ 83,099 |

**Accrued and Other Current Liabilities:**

| | 2000 | 1999 |
|---|---|---|
| Salaries, wages, bonuses and other compensation | $ 90,472 | $ 83,748 |
| Deferred revenue and advance billings | 54,800 | 53,881 |
| Postemployment benefits | 16,470 | 20,400 |
| Other | 149,747 | 141,988 |
| | $311,489 | $300,017 |

**Intangibles and Other Assets, Computer Software and Goodwill:**

| | Intangibles and Other Assets | Computer Software | Goodwill |
|---|---|---|---|
| January 1, 1999 | $69,889 | $42,588 | $328,326 |
| Additions at cost | 8,033 | 40,862 | 40,447 |
| Amortisation | (4,393) | (18,146) | (12,345) |
| Increase in deferred income taxes | 13,835 | — | — |
| Start-up Cost Write-off | (30,503) | — | — |
| Foreign exchange, asset write-offs and other | (3,811) | (994) | (3,064) |
| December 31, 1999 | 53,050 | 64,310 | 353,364 |
| Additions at cost | 4,753 | 32,945 | 11,272 |
| Amortisation | (4,973) | (24,873) | (13,249) |
| Increase in deferred income taxes | 11,236 | — | — |
| Foreign exchange, asset write-offs and other | (4,111) | (8,135) | (13,346) |
| December 31, 2000 | $59,955 | $64,247 | $338,041 |

Accumulated amortisation of intangibles and other assets, computer software, and goodwill was $218,589 and $185,791 at December 31, 2000 and 1999, respectively.

*(Dollar amounts in thousands, except per share data)*

### Note 15. Operations by Geographic Segment

The Company, operating globally, delivers market research, information and analysis to the consumer products and service industries. The Company is organised into three geographic regions—the Americas, Europe, Middle East & Africa, and Asia Pacific. A senior executive is responsible for the performance of each geographic region. Additionally in 1999, the Company formed a venture to launch a global Internet Measurement Service, known as ACNielsen eRatings.com (See Note 4). The results of this venture are reported and evaluated separately by company management. The Company evaluates regional performance based on operating income, excluding Operation Leading Edge charges, ACNielsen eRatings.com and incremental costs of Year 2000 computer software modifications. The accounting for segment reporting is consistent with the significant accounting policies discussed in Note 2.

Financial information by reporting segment is summarised as follows.

Inter-area sales were not significant.

| | Operating Revenue | Operating Income (Loss) | Assets | Depreciation and Amortisation | Capital Expenditures[1] | Computer Software |
|---|---|---|---|---|---|---|
| **2000** | | | | | | |
| United States | $ 520,903 | $ 69,393 | $ 390,670 | $32,794 | $15,284 | $21,696 |
| Canada/Latin America | 202,932 | 31,041 | 162,890 | 9,859 | 9,060 | 2,119 |
| Total Americas | 723,835 | 100,434 | 553,560 | 42,653 | 24,344 | 23,815 |
| Europe, Middle East & Africa | 562,835 | 27,050 | 442,114 | 29,776 | 16,968 | 6,285 |
| Asia Pacific | 287,154 | 24,703 | 225,761 | 16,597 | 12,810 | 1,528 |
| Subtotal—Regions | 1,573,824 | 152,187 | 1,221,435 | 89,026 | 54,122 | 31,628 |
| ACNielsen eRatings.com | 2,857 | (19,988) | 14,919 | 759 | 2,103 | 1,317 |
| Total | $1,576,681 | $132,199 | $1,236,354 | $89,785 | $56,225 | $32,945 |
| **1999** | | | | | | |
| United States | $ 478,146 | $ 56,364 | $ 361,317 | $28,772 | $13,164 | $15,727 |
| Canada/Latin America | 180,665 | 28,515 | 141,661 | 8,670 | 7,488 | 2,462 |
| Total Americas | 658,811 | 84,879 | 502,978 | 37,442 | 20,652 | 18,189 |
| Europe, Middle East & Africa | 594,509 | 30,511 | 504,807 | 28,314 | 22,932 | 20,703 |
| Asia Pacific | 272,055 | 19,566 | 219,015 | 17,364 | 14,979 | 1,970 |
| Subtotal—Regions | 1,525,375 | 134,956 | 1,226,800 | 83,120 | 58,563 | 40,862 |
| ACNielsen eRatings.com | — | (1,092) | 1,086 | 16 | 20 | — |
| Total | $1,525,375 | $133,864 | $1,227,886 | $83,136 | $58,583 | $40,862 |
| **1998** | | | | | | |
| United States | $ 390,374 | $ 39,041 | $ 307,623 | $26,346 | $ 9,675 | $19,089 |
| Canada/Latin America | 188,396 | 31,797 | 135,523 | 9,720 | 8,231 | 1,827 |
| Total Americas | 578,770 | 70,838 | 443,146 | 36,066 | 17,906 | 20,916 |
| Europe, Middle East & Africa | 589,620 | 29,158 | 470,778 | 32,106 | 17,618 | 12,742 |
| Asia Pacific | 257,006 | 7,546 | 211,693 | 17,706 | 19,851 | 962 |
| Total | $1,425,396 | $107,542 | $1,125,617 | $85,878 | $55,375 | $34,620 |

(1) Capital expenditures relate only to long-lived assets and do not include additions to intangibles and other assets, and goodwill of $16,025, $48,480 and $142,342 in 2000 and 1999, and 1998, respectively.

*(Dollar amounts in thousands, except per share data)*

**Note 15. Operations by Geographic Segment (Continued)**

Reconciliation of Segment Operating Income to Pre-Tax Income:

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| Segment Operating Income | $132,199 | $133,864 | $107,542 |
| Operation Leading Edge Costs[1] | (52,372) | — | — |
| Year 2000 Expenses | — | (12,078) | (15,911) |
| Reported Operating Income | 79,827 | 121,786 | 91,631 |
| Other Income—Net | 2,190 | 6,780 | 6,985 |
| Pre-Tax Income | $ 82,017 | $128,566 | $ 98,616 |

(1) Operation Leading Edge Costs for the year totaling $52,372 ($8,903 in the U.S., $2,242 in Canada/ Latin America, $28,238 in Europe, Middle East & Africa, and $12,989 in Asia Pacific).

**Note 16. Earnings per Share**

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| Weighted-average number of shares outstanding basic EPS | 57,773 | 57,806 | 57,236 |
| Dilutive effect of shares issuable as of year-end under stock option plans | 1,398 | 1,901 | 2,010 |
| Adjustment of shares applicable to stock options and stock appreciation rights exercised during the year | 401 | 292 | 588 |
| Weighted-average number of shares outstanding and common stock equivalents diluted EPS | 59,572 | 59,999 | 59,834 |
| Net income | $ 50,851[1] | $ 56,967[2] | $57,209 |
| Basic earnings per share | $ .88[1] | $ .99[2] | $ 1.00 |
| Diluted earnings per share | $ .85[1] | $ .95[2] | $ .96 |

Options to purchase 2,935,126 shares of common stock at share prices ranging from $25.31 to $30.82, 2,766,400 shares of common stock at share prices ranging from $23.81 to $30.82, and 1,309,900 shares of common stock at share prices ranging from $26.19 to $27.75 per share were outstanding at the end of the years 2000, 1999, and 1998, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

(1) Includes $32,471 of after-tax charges for Operation Leading Edge and $12,393 of after-tax losses for ACNielsen eRatings.com, the Company's Internet Measurement business. Excluding these charges, basic and fully diluted earnings per share were $1.66 and $1.61, respectively.

(2) Includes the cumulative effect of adopting SOP 98-5, "Reporting on the Costs of Start-Up Activities," which resulted in a charge of $20,173, net of tax, or $.35 per basic or $.34 per diluted share.

*(Dollar amounts in thousands, except per share data)*

**Note 17. Quarterly Financial Data (Unaudited)**

| | Three months ended March 31 | June 30 | September 30 | December 31 | Year |
|---|---|---|---|---|---|
| 2000 | | | | | |
| Operating Revenue | $374,008 | $401,784 | $390,949 | $409,940 | $1,576,681 |
| Operating Income | $ (551) | $ 23,875 | $ 26,775 | $ 29,728 | $ 79,827 |
| Net Income | $ 167 | $ 14,869 | $ 16,970 | $ 18,845 | $ 50,851 |
| Earnings per Share | | | | | |
| Basic | $ .00 | $ .26 | $ .29 | $ .33 | $ .88 |
| Diluted | $ .00 | $ .25 | $ .29 | $ .31 | $ .85 |
| Average Number of Shares Outstanding: | | | | | |
| Basic | 57,729 | 57,677 | 57,794 | 57,887 | 57,773 |
| Diluted | 58,711 | 59,051 | 59,467 | 59,882 | 59,572 |
| 1999 | | | | | |
| Operating Revenue | $353,951 | $380,700 | $381,911 | $408,813 | $1,525,375 |
| Operating Income | $ 7,376 | $ 34,191 | $ 36,945 | $ 43,274 | $ 121,786 |
| Income Before Cumulative Effect of Change in Accounting Principle(1) | $ 5,964 | $ 20,905 | $ 23,419 | $ 26,852 | $ 77,140 |
| Net Income (Loss) | $(14,209) | $ 20,905 | $ 23,419 | $ 26,852 | $ 56,967 |
| Earnings per Share Before Cumulative Effect of Change in Accounting Principle(1) | | | | | |
| Basic | $ .10 | $ .36 | $ .40 | $ .46 | $ 1.33 |
| Diluted | $ .10 | $ .35 | $ .39 | $ .45 | $ 1.29 |
| Average Number of Shares Outstanding: | | | | | |
| Basic | 57,554 | 57,808 | 57,952 | 57,902 | 57,806 |
| Diluted | 59,622 | 60,147 | 60,128 | 59,325 | 59,999 |

(1) Excludes the cumulative effect of adopting SOP 98-5, "Reporting on the Costs of Start-Up Activities," which resulted in a charge in the first quarter of 1999 of $20,173, net of income tax benefits of $10,330 or $0.35 per basic share or $0.34 per diluted share.

**Registered Office of the Issuer**

VNU N.V.
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands

Arranger

Merrill Lynch International
Ropemaker Place
25 Ropemaker Street
London EC2Y 9LY
England

Dealers

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
England

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
England

Deutsche Bank AG London
Winchester House
One Great Winchester Street
London EC2N 2DB
England

Goldman Sachs International
Petersborough Court
133 Fleet Street
London EC4A 2BB
England

Merrill Lynch International
Ropemaker Place
25 Ropemaker Street
London EC2Y 9LY
England

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
England

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB
England

UBS AG, acting through its
business group UBS Warburg
1 Finsbury Avenue
London EC2M 2PP
England

**Trustee**

**Bankers Trustee Company Limited**
Winchester House
One Great Winchester Street
London EC2N 2DB
England

**Issuing and Paying Agent**

**Deutsche Bank AG London**
Winchester House
One Great Winchester Street
London EC2N 2DB
England

**Paying Agent**

**Deutsche Bank Luxembourg S.A.**
2, boulevard Konrad Adenauer
L-1115 Luxembourg

**Calculation Agent**

**Deutsche Bank AG London**
Winchester House
One Great Winchester Street
London EC2N 2DB
England

**Luxembourg Listing Agent**

**Deutsche Bank Luxembourg S.A.**
2, Boulevard Konrad Adenauer
L-1115 G.D. Luxembourg

**Auditors**

To the Issuer

Ernst & Young Accountants
Drentestraat 20
1083 HK Amsterdam
The Netherlands

Legal Advisers

To the Issuer

*in respect of English law*

Allen & Overy
One New Change
London EC4M 9QQ
England

To the Dealers

Linklaters & Alliance

*as to English law*

Linklaters
One Silk Street
London EC2Y 8HQ
England

*as to Dutch law*

De Brauw Blackstone Westbroek
Tripolis 300
Burgerweeshuispad 301
1076 HR Amsterdam
The Netherlands

vnu

Merrill Corporation Ltd, London
01LON1407

File No. 82-2876

# VNU N.V.

*(a company incorporated with limited liability in The Netherlands with its corporate seat in Haarlem, The Netherlands)*

## €1,150,000,000 aggregate principal amount of 1.75% Convertible Unsubordinated Bonds due 2006

We are offering €1,150,000,000 aggregate principal amount of 1.75% Convertible Unsubordinated Bonds due May 18, 2006 (comprised of €1,000,000,000 aggregate principal amount of bonds and an additional €150,000,000 aggregate principal amount of bonds issued under the over-allotment option referred to below), or the bonds. You may convert your bonds into our common shares with a nominal value of €0.20, or the common shares, on or after June 1, 2001 at a conversion price of €59.50 per common share, subject to certain adjustments. We will pay interest on the bonds on May 18 of each year, beginning on May 18, 2002. We have the option, subject to certain conditions, to redeem the bonds in whole at any time after May 18, 2004, at a price equal to 100% of the principal amount plus accrued and unpaid interest to the optional redemption date.

Application has been made to list the bonds on the Official Segment of the stock market of Euronext Amsterdam N.V.

Our common shares trade on the Official Segment of the stock market of Euronext Amsterdam N.V. and also on Euronext Brussel N.V./S.A. and the Luxembourg Stock Exchange. On May 14, 2001, the closing price of our common shares on the Official Segment of the stock market of Euronext Amsterdam N.V. was €46.75. Before this offering, there has been no public market for the bonds.

This offering comprises (1) an offering of bonds to certain institutional investors outside the United States, in reliance on Regulation S under the U.S. Securities Act of 1933, as amended, or the Securities Act, and (2) a private placement of bonds in the United States to "qualified institutional buyers" as defined in and in reliance on Rule 144A under the Securities Act. You are hereby notified that sellers of the bonds may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

We granted the managers an option to purchase up to an additional €150,000,000 aggregate principal amount of bonds. On May 4, 2001, the managers notified us that they had elected to exercise this option in full (subject to the execution of the underwriting agreement in respect of this offering, which execution took place on May 15, 2001).

**Investing in these securities involves certain risks. See "Risk Factors" beginning on page 12 to read about factors you should consider before buying these securities.**

*Joint Global Coordinators, Joint Lead Managers and Joint Bookrunners*

**Deutsche Bank** **Morgan Stanley Dean Witter**

---

*Co-lead Managers*

**ABN AMRO Rothschild** **Merrill Lynch International**

The date of this Offering Circular is May 15, 2001.

## IMPORTANT INFORMATION

We confirm that, to the best of our knowledge and belief and having made all reasonable enquiries, the information contained in this offering circular, which constitutes a "prospectus" for the purposes of the listing rules of Euronext Amsterdam N.V., or Euronext Amsterdam, is true and accurate in all material respects and that to the best of our knowledge and belief there are no other facts, the omission of which would, in the context of this offering, make any statement in this offering circular misleading in any material respect. We are responsible for the accuracy and completeness of the information contained in this offering circular.

In making an investment decision, investors must rely upon their own examination of our company and our subsidiaries and the terms of the offering being made hereby, including the merits and risks involved.

You should rely only on the information contained in this offering circular. Neither we, nor any of the managers listed under "Plan of Distribution", have authorized anyone to provide potential investors with information different from that contained in this offering circular. The information contained in this offering circular is accurate only as of the date of this offering circular, regardless of the time of delivery of this offering circular, or any sale of the bonds.

The bonds offered hereby have not been and will not be registered under the Securities Act. The bonds are being sold by the managers only to non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S under the Securities Act, or Regulation S, and are being sold by the managers in the United States only to qualified institutional buyers as defined in and in reliance on Rule 144A under the Securities Act, or Rule 144A.

We are relying on an exemption from registration under the Securities Act for offers and sales of securities that do not involve a public offering. By purchasing bonds you will be deemed to have made the acknowledgements, representations, warranties and agreements set forth under the heading "Transfer Restrictions" in this offering circular. You should understand that you will be required to bear the financial risks of your investment for an indefinite period of time. The bonds are subject to restrictions on transferability and may not be transferred or resold except as permitted under applicable U.S. federal or state securities law pursuant to a registration statement or an exemption from registration.

Neither the U.S. Securities Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved these bonds or passed upon the adequacy or accuracy of the offering circular. Any representation to the contrary is a criminal offense.

Neither this offering circular nor any other document issued in connection with this offering may be issued or passed on to any persons in the United Kingdom, unless such persons are of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom this document may otherwise lawfully be issued or passed on.

The distribution of this offering circular and the offering or sale of the bonds in certain jurisdictions is restricted by law. This offering circular may not be used for, or in connection with, and does not constitute an offer to, or a solicitation by, anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation. Persons into whose possession this offering circular may come are required by us and the managers to inform themselves about and to observe any such restrictions. Neither we nor any of the managers accept any responsibility for any violation by any person, whether or not a prospective purchaser of the bonds, of any such restrictions.

We reserve the right to withdraw this offering of bonds at any time and we and the managers reserve the right to reject any commitment to subscribe for the bonds, in whole or in part. We also reserve the right to allot to you less than the full amount of bonds sought by you.

**In connection with this offering, Morgan Stanley & Co. International Limited, acting as stabilization agent on behalf of and as authorized by, the managers, may over-allot or effect transactions that stabilize or maintain the market price of the bonds and/or the common shares at levels which might not otherwise prevail in the open market. These transactions may be effected on Euronext Amsterdam or otherwise. This stabilization, if commenced, may be discontinued at any time, and in any event will be discontinued not later than 30 days after May 3, 2001. In addition, Morgan Stanley & Co. International Limited may effect transactions of any kind in order to hedge any**

**positions in the bonds and/or the common shares established as a result thereof and to cover or close out any such position or hedging transaction. Stabilization transactions conducted on Euronext Amsterdam must be conducted by an admitted institution (*toegelaten instelling*) of Euronext Amsterdam on behalf of the managers and must be conducted in accordance with all applicable laws and regulations, including those of Euronext Amsterdam and article 32 of the Securities Market Supervision Rules 1999 (*Nadere Regeling Toezicht Effectenverkeer*).**

### Notice to New Hampshire Residents Only

Neither the fact that a registration statement or any application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed is true, complete and not misleading. Neither any such fact nor the fact that any exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

(This page has been left blank intentionally.)

*You should read this summary together with the more detailed information about us and the bonds sold in this offering and our historical consolidated financial statements and notes to the historical consolidated financial statements appearing elsewhere in this offering circular. You should also read the entire offering circular carefully, especially where the risks of investing in our bonds are discussed under "Risk Factors".*

In this offering circular, (1) "VNU" refers to VNU N.V., (2) "we", "us", "our", the "group" and similar terms refer to VNU and any or all of its subsidiaries and joint ventures as the context requires, (3) "ACNielsen" refers to ACNielsen Corporation and any or all of ACNielsen's subsidiaries as the context requires, (4) "Nielsen Media Research" refers to Nielsen Media Research, Inc. and any or all of Nielsen Media Research's subsidiaries as the context requires and (5) "Miller Freeman USA" refers to Miller Freeman USA, Inc. together with VNU Business Media Argentina S.A., Miller Freeman do Brazil Ltda. and Bill Communications S.A.

### The Company

We are a leading international media and information group. We currently conduct our business activities in more than 100 countries. Our common shares are a constituent of the AEX index of leading Netherlands-based stocks, and are listed on Euronext Amsterdam, Euronext Brussel N.V./S.A., or Euronext Brussels, and the Luxembourg Stock Exchange.

### Corporate Strategy

We are a leading international media and information group that continually evaluates its portfolio of businesses and potential opportunities to improve the portfolio through possible acquisitions, divestitures or partnerships.

Our principal strategic objective is to develop our three core business activities—being our Marketing Information, Business Information and Directories groups. We are seeking to divest our non-core Consumer Information and Educational Information groups.

### Recent Developments

On December 18, 2000, we announced our cash tender offer for ACNielsen of $36.75 per share with an aggregate value of approximately $2.3 billion, or approximately €2.6 billion. ACNielsen is a leader in worldwide fast moving consumer goods information, servicing the information needs of large multinational clients on six continents. ACNielsen is also a leading source of television audience measurement and international Internet ratings in many countries outside the United States. To finance this transaction, we arranged a 364-day bridge loan facility of $3 billion aggregate amount, or the ACNielsen Bridge Loan, which must be repaid by December 16, 2001.

In connection with our acquisition of ACNielsen, we also announced on December 18, 2000, that we intended to consider a possible offering of our common shares to raise approximately €500 million, and the sales of our Consumer Information and Educational Information groups. Those sales processes are currently ongoing. Deutsche Bank AG and Merrill Lynch International are advising us in connection with the possible sale of our Consumer Information group and ABN AMRO Rothschild is advising us in connection with the possible sale of our Educational Information group.

On December 19, 2000, Standard and Poor's announced that it had placed its BBB+ rating on our long term unsubordinated debt obligations on negative CreditWatch.

On January 19, 2001, we announced that we had increased our interest in Entertainment Marketing Information Services in White Plains, New York from 60% to 100%. Entertainment Marketing Information Services tracks and reports retail sales of audio and video entertainment products as well as book sales, and supplies sales information to the entertainment and publishing industries.

On February 16, 2001, we announced that we had acquired ACNielsen. We intend to integrate the activities of ACNielsen into our Marketing Information group.

On February 26, 2001, we announced our decision to exercise the early redemption option on our NLG750 million aggregate principal amount of 2.75% convertible subordinated bonds due 2005, or the 2.75% convertible subordinated bonds, effective on April 17, 2001.

On April 5, 2001, we announced that 11% (or NLG78 million) of the aggregate value of our 2.75% convertible subordinated bonds had been offered for conversion into common shares and the balance of NLG672 million, or €305 million, was to be redeemed in cash on April 17, 2001. We arranged a credit facility of €340 million, to be repaid by December 28, 2001, in order to finance this cash redemption. Also on April 5, we announced our intention to issue a new convertible bond, at the same time withdrawing our previously announced plans for a possible offering of our common shares.

On April 5, 2001, Moody's Investors Service, Inc. placed its A3 rating on our long term unsubordinated debt obligations under review for possible downgrade.

On April 17, 2001 our shareholders approved a final dividend in respect of the year 2000 of €0.40 per common share. Shareholders could alternatively elect to receive a stock dividend to be calculated based on the average closing price for our common shares on Euronext Amsterdam on April 25, 26 and 27, 2001.

On April 27, 2001, this stock dividend was established as one common share for every 115 common shares held. Holders representing approximately 44% of our outstanding common shares elected to receive a stock dividend, with an aggregate value of approximately €41 million. We paid this stock dividend, and a cash dividend of an aggregate amount of approximately €53 million, on May 2, 2001.

On May 3, 2001, further to our announcement on April 5, 2001, we announced the launch of this offering and set the terms and conditions of the bonds. On May 4, 2001, the managers notified us that they elected to exercise the over-allotment option in full (subject to the execution of the underwriting agreement in respect of this offering, which execution took place on May 15, 2001). On May 7, 2001, trading of the bonds on an "if-and-when-issued" basis began.

On May 14, 2001, we announced that, in relation to the ongoing sale process of our Educational Information group (consisting of L.C.G. Malmberg B.V. in The Netherlands and Uitgeverij Van In N.V. in Belgium), we are in discussions with 3i Group on an exclusive basis, although no binding agreement has, as yet, been reached.

## The Offering

| | |
|---|---|
| Issuer | VNU N.V. |
| Securities offered | €1,150,000,000 aggregate principal amount of 1.75% convertible unsubordinated bonds, or bonds, including the over-allotment option of €150,000,000. The bonds will be issued under a trust deed to be dated May 18, 2001 among VNU, as issuer, and N.V. Algemeen Nederlands Trustkantoor ANT, as trustee, or the trust deed. The trust deed is more fully described below under "Terms and Conditions of the Bonds". |
| Issue price | 100%. |
| Allotments | In the event the offering is over-subscribed subscribers may receive a smaller number of bonds than applied for. Allotments will be at the discretion of the representatives of the managers acting jointly. |
| Use of proceeds | We estimate that the net proceeds from the offering will be approximately €1,132 million, which we will use to repay in part the ACNielsen Bridge Loan. |
| Lock-up | We have agreed, subject to certain exceptions, not to sell, directly or indirectly, certain additional securities for a period of 90 days after May 18, 2001, except with the prior written consent of the representatives of the managers acting jointly. You should read the section "Plan of Distribution". |
| Risk factors | See "Risk Factors" beginning on page 12 for a discussion of certain factors which you should consider carefully before deciding to invest in the bonds. |
| Over-allotment option | €150,000,000 aggregate principal amount of bonds. The managers elected to exercise this option in full on May 4, 2001. |
| Listing | We have applied to list the bonds on the Official Segment of the stock market of Euronext Amsterdam. |
| Interest and interest payment dates | 1.75% per annum, payable on May 18 in each year commencing on May 18, 2002. |
| Currency for payment of interest | Interest on the bonds will be paid in euros. |
| Maturity | May 18, 2006. |
| Ranking | The bonds will constitute our direct, unconditional, unsubordinated, unsecured obligation as more fully set out in the terms and conditions of the bonds. You should read the section "Terms and Conditions of the Bonds—Status and Negative Pledge". Because we are a holding company, the bonds will effectively rank junior to any indebtedness of our subsidiaries. |

| | |
|---|---|
| Denomination | The bonds will be issued only in minimum denominations of (1) €1,000 and integral multiples of €1,000 in respect of bonds issued outside the United States in reliance on Regulation S, or Regulation S bonds and (2) €100,000 and integral multiples of €1,000 in respect of bonds issued within the United States in reliance on Rule 144A, or Rule 144A bonds. |
| Redemption at maturity | Unless previously redeemed, converted or purchased and cancelled we will redeem the bonds at 100% of their principal amount together with accrued and unpaid interest on May 18, 2006. |
| Optional redemption by us | We have the option, subject to certain conditions, to redeem the bonds in whole at any time after May 18, 2004 at a price equal to 100% of the principal amount plus accrued and unpaid interest to the optional redemption date. |
| Optional redemption by bondholders | If we experience a Change of Control, as that term is defined in "Terms and Conditions of the Bonds—Definitions" you will have the right, subject to certain terms, conditions and restrictions, to require us to purchase your bonds at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest to the optional redemption date. |
| No tax redemption | We will not be obliged to pay additional amounts to bondholders as a result of any withholding or deduction for any taxes or other governmental charges in effect on the date of issuance of the bonds or imposed in the future. Accordingly, you will not have the right to require us to redeem the bonds as a result of any changes in the tax laws of The Netherlands. |
| Conversion | You may convert your bonds into our common shares at any time on or after June 1, 2001 and on or before 14 days prior to May 18, 2006, at a conversion price of €59.50 per common share. The conversion price may be subject to adjustment as described in "Terms and Conditions of the Bonds—Conversion—Adjustment of Conversion Price". The initial conversion price for the bonds has been determined based on the volume weighted average price of our common shares on Euronext Amsterdam over the trading day of May 3, 2001. |
| Cash option | We are entitled, when you exercise a conversion right, to deliver a cash payment in euro, based on and representing the then-current market price of the common shares, in lieu of delivering common shares. |
| Certain covenants | We will issue the bonds under the trust deed, which will contain certain covenants for the benefit of bondholders. |

| | |
|---|---|
| Form, delivery, clearance and settlement | The entire issue of the bonds will initially be evidenced by two global certificates in fully registered permanent form. Except in certain limited circumstances, owners of interests in the bonds represented by the global certificates will not be entitled to receive bonds in definitive form. Both global certificates will be registered in the name of a nominee for the common depository of Euroclear Bank S.A./N.V. as operator of the Euroclear System, or Euroclear, and Clearstream Banking, *société anonyme*, Luxembourg, or Clearstream. Investors may hold book-entry interests in a global certificate through organizations that participate, directly or indirectly, in Euroclear and Clearstream.<br><br>The distribution of the bonds will be cleared through Euroclear and Clearstream. Secondary market trading of book-entry interests will settle in same day funds. |
| Payment and delivery | The managers expect to deliver the bonds on or as soon as practicable after May 18, 2001. |
| Trustee | N.V. Algemeen Nederlands Trustkantoor ANT. |
| Governing law | The bonds and the trust deed will be governed by the laws of The Netherlands. |
| Our principal executive office | Ceylonpoort 5-25<br>2037 AA Haarlem<br>The Netherlands |
| Security numbers for Regulation S bonds | ISIN: XS0129154976<br>Common Code: 012915497 |
| Security numbers for Rule 144A bonds | ISIN: XS0129155601<br>Common Code: 012915560 |
| Paying and conversion agent | Deutsche Bank AG London will act as principal paying and conversion agent. Deutsche Bank AG Amsterdam will act as Netherlands paying agent. |
| Registrar | Deutsche Bank Luxembourg S.A. will act as registrar. |
| Listing Agent | Deutsche Bank AG Amsterdam will act as listing agent. |

## Summary Historical and Pro Forma Financial Data

You should read this summary in conjunction with our historical consolidated financial statements for the years 1998, 1999 and 2000, ACNielsen's historical consolidated balance sheets, statements of income, statements of cash flow and statements of shareholders' equity for the years 1999 and 2000 and historical consolidated statement of income, statement of cash flows and statement of shareholders' equity for 1998 and our unaudited pro forma consolidated financial statements for the year 2000, each of which are included in this offering circular.

Our financial statements were prepared in accordance with Dutch GAAP and ACNielsen's financial statements were prepared in accordance with U.S. GAAP. Dutch GAAP is different from U.S. GAAP. We discuss the principal differences in "Summary of Certain Significant Differences Between Dutch GAAP and U.S. GAAP" below.

*Summary Historical Consolidated Financial Data*

| | Year ended and at December 31,(1) | | |
|---|---|---|---|
| | 2000 | 1999 | 1998 |
| | (€ in millions, except per share data) | | |
| **Earnings Statement Data:** | | | |
| Net revenues | 3,385 | 2,809 | 2,427 |
| Total operating costs and expenses | 2,684 | 2,239 | 1,954 |
| Operating income | 701 | 570 | 473 |
| Equity in operating income of non-consolidated subsidiaries | 28 | 34 | 18 |
| Total operating income before goodwill amortization | 729 | 604 | 491 |
| Goodwill amortization | (185) | (73) | (39) |
| Operating income after goodwill amortization | 544 | 531 | 452 |
| Results from financial income and expense | (141) | (114) | (80) |
| Earnings from ordinary activities before income taxes | 403 | 417 | 372 |
| Income taxes | (162) | (149) | (130) |
| Earnings from ordinary activities after income taxes | 241 | 268 | 242 |
| Minority interests | (19) | (21) | (9) |
| Earnings from ordinary activities after income taxes and minority interests | 222 | 247 | 233 |
| Extraordinary items after income taxes(2) | 577 | (2) | 18 |
| Net earnings | 799 | 245 | 251 |
| Earnings before goodwill amortization and extraordinary items per common share | €1.78 | €1.65 | €1.43 |
| Earnings before extraordinary items per common share | €0.96 | €1.27 | €1.23 |
| Dividends per common share | €0.52 | €0.48 | €0.43 |
| **Balance Sheet Data:** | | | |
| Working capital | (131) | (1,384) | (87) |
| Total assets | 8,867 | 7,642 | 3,810 |
| Non-current liabilities and subordinated loans | 2,835 | 2,509 | 2,007 |
| Shareholders' equity | 3,747 | 1,834 | 578 |

(1) Amounts before January 1, 1999 have been converted from Dutch Guilders to euro at NLG2.20371 per euro.

(2) Extraordinary items consist of proceeds from the sale of our Newspapers group in 2000, a write-down of our interest in two Internet venture capital funds in 1999 and book gains as a result of certain divestitures in 1999 and 1998.

Our summary unaudited pro forma consolidated statement of earnings below has been prepared for illustrative purposes only as if we had acquired ACNielsen and Miller Freeman USA with effect from January 1, 2000. In this pro forma statement we have not reflected the proposed disposals of our Consumer Information and Educational Information groups.

Neither the summary pro forma financial data nor the unaudited pro forma consolidated statement of earnings from which they are derived purport to be indicative of those results that actually would have been obtained if these transactions had occurred during the period presented, or of the results that may occur in the future.

| | Year ended December 31, 2000 | |
|---|---|---|
| | (€ in millions, except per share data and interest coverage ratios) | |
| | (actual) | (pro forma) |
| **Earnings Statement Data:** | | |
| Net revenues | 3,385 | 5,255 |
| Total operating costs and expenses | 2,684 | 4,375 |
| Operating income | 701 | 880 |
| Equity in operating income of non-consolidated subsidiaries | 28 | 28 |
| Total operating income before goodwill amortization | 729 | 908 |
| Goodwill amortization | (185) | (253) |
| Operating income after goodwill amortization | 544 | 655 |
| Results from financial income and expense | (141) | (232) |
| Earnings from ordinary activities before income taxes | 403 | 423 |
| Income taxes | (162) | (216) |
| Earnings from ordinary activities after income taxes | 241 | 207 |
| Minority interests | (19) | (19) |
| Earnings from ordinary activities after income taxes and minority interests | 222 | 188 |
| Extraordinary items after income taxes | 577 | 577 |
| Net earnings | 799 | 765 |
| Earnings before goodwill amortization and extraordinary items per common share | €1.78 | €1.85 |
| Earnings before extraordinary items per common share | €0.96 | €0.78 |
| Interest coverage ratio(1) | 4.1 | 3.3 |
| Financial covenant interest coverage ratio(2) | 5.8 | 4.7 |

(1) The interest coverage ratio is calculated by dividing total operating income before goodwill amortization plus interest income by interest expense and is used by our management for benchmarking purposes.

(2) In connection with certain of our borrowings we are required to maintain a minimum financial covenant interest coverage ratio of 3:1. This financial covenant interest coverage ratio is calculated by dividing total operating income before goodwill amortization plus depreciation of property, plant and equipment by the balance of interest expense and interest income. In this calculation, our share of the operating income of non-consolidated subsidiaries cannot be more than 10% of operating income of consolidated subsidiaries.

## RISK FACTORS

*An investment in our bonds involves a high degree of risk. You should carefully consider the risks described below and the other information in this offering circular before you decide to buy our bonds.*

## Risks Relating to the Group

### *Future acquisitions and divestitures may not be successful*

The execution of our corporate strategy will require us to pursue acquisitions and divestitures, (whether by way of an initial public offering, trade sale or otherwise) and to integrate new businesses. In addition to acquisition-related risks such as the assumption of liabilities and goodwill amortization and the potential dilutive impact on our earnings per share, our ability to execute our corporate strategy also depends on our ability to identify successful business opportunities.

We cannot assure you that we will be able to identify and integrate, and acquire on reasonable terms, if at all, suitable acquisition candidates or that we will be able to obtain the necessary financing on favorable terms, if at all, to finance any of those potential acquisitions. Failure to identify optimal acquisition candidates or the acquisition of unsuitable candidates could impair our ability to achieve our strategic objectives. Failure to integrate acquisitions successfully, or any delay in integration, could result in the expenditure of significant funds and increased demands on management and could harm our business, financial condition or results of operations and harm the price of the bonds. In addition, acquisitions may involve the expenditure of significant funds and/or the issuance of additional securities which may be dilutive to existing shareholders. Additionally, compliance with antitrust or any other regulations may delay proposed acquisitions or prevent us from closing acquisitions in the manner proposed, if at all.

We expect that the execution of our corporate strategy, including the financing of acquisitions, will also require divestitures of business activities from time to time. For example, in connection with the acquisition of ACNielsen, on December 18, 2000 we announced our intention to consider the sales of our Consumer Information and Educational Information groups. We cannot assure you that we will be able to identify purchasers for businesses proposed to be divested on satisfactory terms or at all, or that antitrust or other types of regulations will permit divestitures on terms acceptable to us.

### *Recent acquisitions may not result in the benefits that we expected*

We acquired ACNielsen on February 16, 2001 and Miller Freeman USA on September 1, 2000. As with any significant acquisition or merger, we may be confronted with challenges in retaining employees, customers and vendor relationships, synchronizing service delivery systems and business processes, and integrating systems, logistics, geographically remote units, marketing, and product offerings to achieve greater efficiencies. We may be unable to realize cost savings and revenue synergies. Finally, we cannot assure you that the acquisition of ACNielsen or the acquisition of Miller Freeman USA will result in long-term benefits to us, or that we will effectively be able to assimilate and manage the businesses of ACNielsen and Miller Freeman USA. Any failure to do so could harm our business, financial condition and results of operations.

We acquired Nielsen Media Research in October 1999. Although we have made significant progress in the integration of Nielsen Media Research's business with our own, this process has not yet been completed. We cannot assure you that we will be able to complete successfully the integration of Nielsen Media Research or to manage the combined business in the future. Any failure to do so could harm our business, financial condition and results of operations.

### *Our revenues are dependent on economic factors and are cyclical and seasonal*

Some of our advertising revenues, particularly recruitment advertising revenues, and, to a lesser extent, display advertising revenues, are dependent on a variety of factors specific to the geographic regions which our magazines and other periodicals serve. These factors include, among others, the size and demographic characteristics of the local population, local economic conditions in general, and the related retail segments in particular. Our advertising revenues in consumer magazines and trade publications are cyclical (particularly in the case of recruitment advertising) and dependent on general economic conditions. Historically, increases in advertising revenues have correlated with economic prosperity, while decreases have correlated with general economic downturns as well as local and regional recessions. If the local economy in the retail environment of the communities in which we

operate were to be harmed, we cannot assure you that our financial condition or results of operations would not be harmed as well. Historically, a majority of our revenues derived from our Marketing Information group (other than those of Nielsen Media Research) has been received and recognized towards the fourth quarter of the calendar year. In 2000, we changed our revenue recognition policy in respect of our Marketing Information group and revenues are now recognized throughout the entire year.

We cannot assure you that any of these economic factors, cyclicality or seasonality would not harm our business, financial condition or results of operations.

***Our indebtedness requires significant cash flow and may limit our ability to attract further financing***

We have incurred significant debt in connection with our prior acquisitions. Following the offering, we will continue to have significant indebtedness. A substantial portion of our cash flow from operations is dedicated to the payment of principal and interest on our indebtedness. On a pro forma basis, as of December 31, 2000, after giving effect to (1) the acquisition of ACNielsen and the related financing, (2) the conversion and redemption of our 2.75% convertible subordinated bonds and the related financing of the redemption and (3) the issuance of bonds in this offering, on a consolidated basis we would have had €5,837 million of indebtedness.

Our financial position exposes us to the risks that:

- our leverage may impede our ability to obtain the funds necessary to pursue certain corporate and strategic objectives, such as the financing of working capital, capital expenditures, organic growth, acquisitions or general corporate purposes; and
- our financial position may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.

We cannot assure you that our future cash flow will be sufficient to meet our obligations and commitments. If we are unable in the future to generate sufficient cash flow from our operations or from anticipated divestitures to service our indebtedness and to meet our other commitments, we may be required to refinance or restructure our indebtedness, sell assets or operations or raise additional debt or equity capital.

We cannot assure you that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable us to continue to satisfy our capital requirements. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives.

***Our credit rating may be downgraded***

Our long term unsubordinated debt obligations have been rated A3 by Moody's Investors Service, Inc. and BBB+ by Standard and Poor's. On December 19, 2000, Standard and Poor's placed our rating on negative CreditWatch. On April 5, 2001, Moody's Investors Service, Inc. placed our rating under review for possible downgrade.

We may be subject to ratings downgrades by Moody's Investors Service, Inc. or Standard and Poor's. Any such downgrade could harm our ability to obtain financing or increase our financing costs.

***The expansion of our business activities using new technologies and the Internet may not be financially successful***

The execution of our corporate strategy includes expansion of our business activities using new technologies and, in particular, the Internet.

These new technologies pose a variety of challenges and risks, including the following:

- *Changing technology and new product development:* The markets in which we now operate and intend to expand are characterized by rapidly changing technology, evolving industry standards, introductions and enhancements of competing products and services and shifting customer demands, including technology preferences. Our future success in this area may to some extent depend on an increase in the use of the Internet as an advertising medium, and as a medium for electronic commerce, or e-commerce transactions.

As a result, our growth and future financial performance may depend on our ability to develop and market new products and services, and develop distribution channels, including through the Internet, while enhancing our existing products, services and distribution channels, in order to accommodate the latest technological advances and user preferences. The fast-changing character of many of our business activities will require us continually to improve the performance, features and reliability of our products, particularly in response to competition. We cannot assure you that we will be successful in this regard. In addition, the widespread adoption of new Internet technologies or standards could require additional expenditures by us to modify or adapt products and services.

- *Continued growth of Internet use:* Our corporate strategy would be harmed if use of the Internet for the exchange of information, as a medium for advertising and for e-commerce purposes, does not continue to grow. Internet growth may be inhibited for a number of reasons which we cannot control or predict. Even if use of the Internet does continue to grow, the Internet infrastructure may not be able to support the demands of users, resulting in declines in performance and reliability of the Internet as an information and commercial tool. If infrastructure faults, or service outages and delays, as have been experienced on the Internet in the past, develop or continue, use of the Internet as a medium could grow more slowly or even decline.

- *The Internet audience measurement industry:* To date, no Internet audience-measurement service has been adopted as the universally accepted standard. While we have significant expertise in the area of Internet-audience measurement through NetRatings, Inc., we cannot assure you that our existing and potential customers will not challenge or refuse to accept our Internet audience-measurement reports. Furthermore, a different Internet audience-measurement service may be adopted as the industry standard. As a result, customers may turn to alternative services provided by current or potential competitors.

- *Effectiveness and profitability of Internet advertising:* The Internet advertising market is new and rapidly evolving and cannot yet be compared with the traditional advertising market. Internet advertising may be less effective than traditional forms of advertising for promoting products and services. To date, taken as a whole, our businesses depending upon revenue from selling advertising on the Internet have not been profitable. We cannot assure you that the market for Internet advertising will continue to emerge or will become sustainable. As a result, in our role as a content provider on the Internet, we may not realize a sufficient level of profitability to execute our Internet strategy.

This expansion may require us to spend substantial amounts of capital and we cannot assure you that we will be successful in achieving positive financial results from these new investments. Any failure by us in the execution of this strategy could have an adverse effect on us.

*We depend on our relationships with various business partners*

A part of our business is conducted through joint ventures with and licenses from third parties. For example, the business of the Directories group is operated, in certain markets, through joint venture agreements with the main national telecommunications service providers, who, in most cases, provide the data on which the directories are based. While we currently enjoy good relations with our business partners, and benefit from contractual arrangements, we cannot assure you of continued relationships with these entities. If one or more joint venture agreements or licenses were terminated or not able to be renewed on terms satisfactory to us, or if one or more of our business partners were to encounter financial or other difficulties, this could harm our business, financial condition and results of operations.

*We depend on our senior management team and on our ability to attract and retain skilled personnel for continued growth*

We are dependent on the continued services of our senior management team and, in connection with certain recent acquisitions, such as the acquisitions of ACNielsen, Miller Freeman USA and Nielsen Media Research, on the senior management teams of the acquired businesses. Certain of our senior personnel have entered into employment agreements with our subsidiaries, which provide for continued employment up to a specified date or for employment for an indefinite period (subject to up to six months notice of termination). These employment agreements restrict the ability of such

personnel to compete with us during such employment period and some time thereafter. Although we believe that we could replace such key employees should the need arise, the loss of any such key personnel could harm us. We do not maintain "key-person" insurance for any of our officers and employees.

In addition, we must also maintain a force of technologically proficient employees as we expand into new, more technologically sophisticated, businesses. Competition for these employees is intense, and we cannot assure you that we will be able to attract or retain a sufficient number of technologically proficient employees.

*We may not be able to protect fully our intellectual property; we could be subject to claims regarding third parties' intellectual property rights*

We regard our copyrights, publishing rights, trademarks, patents and other intellectual property rights as important to our business. We rely upon a combination of copyright, trademark, patent and trade secret laws as well as, where appropriate, contractual arrangements, including licensing and confidentiality agreements, to establish and protect our proprietary rights. We cannot assure you that these contractual arrangements or the other steps we have taken will be sufficient to protect our intellectual property rights.

We have registered as trademarks the titles of our principal magazines, trade publications and trade shows, as well as, where appropriate, certain brands under which we market our services and products. Effective trademark, copyright, patent, trade secret and database protection laws, however, may not be available in every country in which our products and services are available.

Third parties may claim that our technologies and published materials infringe upon their proprietary rights. We expect that the number of infringement claims in our market sectors will increase as the number of services and competition in the information industry grows. These claims, whether meritorious or not, could be time-consuming to address, resulting in costly litigation or requiring us to enter into royalty or licensing agreements. Those agreements may not be available on acceptable terms or at all. As a result, any such claim could seriously harm our business, results of operations and financial condition.

*We are exposed to litigation risk*

We have a relatively high exposure to litigation, in particular to defamation claims and claims of breach of privacy (relating to our publishing activities as well as methods of collection, processing and use of personal data). Data subjects and users of data collected and processed by us could also have claims against us if the data was found to be inaccurate, or if personal data stored by us was improperly accessed and disseminated by unauthorized persons. We maintain insurance policies against certain litigation matters, such as libel claims.

On July 29, 1996, Information Resources, Inc., or IRI, filed a complaint in the United States District Court for the Southern District of New York, naming as defendants The Dun & Bradstreet Corporation, or Old D&B, A.C. Nielsen Company (a subsidiary of ACNielsen), and I.M.S. International, Inc. (formerly a subsidiary of Cognizant Corporation, or Cognizant, and a predecessor of IMS Health Incorporated, or IMS Health) (the "IRI Action"). The complaint alleges various violations of the antitrust laws. It also alleges a claim of tortious interference with a contract and with a prospective business relationship, which claims arise out of the acquisition by the defendants of Survey Research Group Limited. IRI's complaint alleges damages in excess of $350 million, which amount IRI has asked to be trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount. Discovery in the IRI Action is currently ongoing.

You should read the section "Business—Legal Proceedings and Contingencies" for a further description of the IRI Action.

We are unable to predict at this time the final outcome of the IRI Action. Were it to be resolved adversely to our interests, this might harm our business, financial condition and results of operations.

*We are subject to restrictions on a change of control*

We have in place certain arrangements that may delay or prevent the acquisition of control of our company.

For example, under the terms of an agreement made on July 19, 2000 Stichting VNU, a not-for-profit foundation established under Dutch law has been granted the option to purchase that number of preferred class A shares necessary to match the total number of statutory votes on all of the common shares, the 7% preferred shares and the preferred class B shares outstanding at the time of purchase up to a maximum of the number of preferred class A shares included in the present authorized share capital.

You should read the sections "Shareholders and Principal Ownership" and "Description of Common Shares, Share Capital and Corporate Structure—Control of our Company".

We cannot assure you that the existence of these provisions will not lead to a drop in the market price of the bonds or of the common shares into which the bonds are convertible.

*We are exposed to foreign currency exchange fluctuations*

As our reporting currency is the euro, any movement in foreign currency exchange rates against the euro (particularly with respect to the U.S. dollar and the Canadian dollar) could have an impact on the translation of our results. 46% of our pro forma revenues in 2000, such pro forma revenues reflecting the acquisition of ACNielsen and Miller Freeman USA, were in U.S. and Canadian dollars. We seek to reduce earnings volatility using a number of methods, including the use of various hedging mechanisms. However, we cannot assure you that foreign currency exchange rate fluctuations will not harm our business, financial condition or results of operations.

*We operate internationally and are seeking to grow our international business and this carries certain risks*

One component of our strategy is to further expand into international markets. There are certain risks inherent in doing business in international markets. These include:

- the uncertainty of product acceptance by different cultures;
- the risks of divergent business expectations and economic performance in the markets in which we operate, particularly in the United States and Europe;
- difficulties in finding appropriate international licensees and establishing joint ventures with international partners;
- difficulties in staffing and managing multinational operations;
- increased costs associated with maintaining international marketing efforts;
- burdens of complying with a variety of regulatory regimes;
- currency fluctuations;
- state-imposed restrictions on the repatriation of funds; and
- potentially adverse tax consequences.

*We face competition in markets which are constantly changing*

The markets in which we operate are competitive and undergoing continual change, including new entrants. International, national and local competition is vigorous in many of the markets and segments in which we do business. Our competitors are numerous and vary widely in market position, size and resources. Competitors differ significantly depending upon the product, customer and geographic markets involved. We must also compete with smaller companies that have been able to develop strong local or regional customer bases. Some of our competitors have substantially greater resources than us. We may have difficulties in positioning ourselves at the forefront of technological and other material developments in the industry. We cannot assure you that we will be able to compete successfully against other companies engaged in similar businesses.

*We are dependent on computer systems, the failure of which could harm our business*

Most of our business activities rely to a significant degree on the efficient and uninterrupted operation of our computer and communications systems and those of third parties. Any failure of current or new systems could impair the collection, processing or storage of data and our day-to-day management. This could harm our business, financial condition and results of operations.

Our computer and communications systems are vulnerable to damage or interruption from a variety of sources. Despite precautions taken by us, a natural disaster or other unanticipated problems which lead to the corruption or loss of data at our facilities could harm our financial condition and results of operations.

*We operate in a regulated industry and changes in regulation could harm our business*

Our business activities are subject to laws, regulations and directives in each of the countries in which we operate. Our activities are subject, among other things, to data protection and database laws and regulations in various countries, as well as a variety of other laws and regulations, including those relating to defamation. Changes in laws, regulations or policy affecting our business activities could harm our financial condition, results of operations and cash flows. Decisions by the relevant regulators or the courts could also harm our business, financial condition and results of operations.

With respect to data protection in particular, the European Union has enacted data protection regulations that affect the manner in which we collect, process and store personal data. The EU regulations provide for, among other things, restrictions regarding the transfer, processing or use of data concerning EU data subjects to countries that do not adequately protect data privacy, potentially including the United States. Changes to existing laws and regulations, or the interpretation of those regulations, or the passage of new laws and regulations intended to address these issues could, among other effects:

- create uncertainty in the marketplace that could reduce demand for our services;
- limit our ability to collect, process and use data;
- increase the cost of doing business as a result of litigation costs or increase service delivery costs; or
- decrease the efficacy of Internet advertising;

or in some other manner (which may not be foreseeable or predictable) harm our business, financial condition and results of operations.

**Risks relating to the Bonds**

*The price of the common shares into which the bonds are convertible is volatile*

The trading price of the common shares into which the bonds are convertible may be subject to wide fluctuations in response to variations in our operating results, regulatory developments, technological evolution, general economic conditions or regional economies and other events or factors. In addition, the global stock markets have from time to time experienced significant price and volume fluctuations, which may lead to a drop in the market price of the common shares.

Factors which may add to the volatility of the price of the common shares include, without limitation, the following:

- actual or anticipated variations in our results and those of our competitors;
- changes in our financial estimates by securities analysts;
- conditions or trends in the major business sectors in which we operate;
- new sales formats or new products or services offered by us and our competitors;
- announcements of technological innovations;
- announcements by us or our competitors of significant acquisitions;
- announcements of strategic partnerships or joint ventures entered into by us or our competitors or their termination;
- announcements by us or our competitors of sales of interests in subsidiaries or joint ventures by way of an initial public offering, trade sale or otherwise and the terms and perceived success of any such sale or the cancellation or suspension thereof;
- our capital commitments;

- liquidity in the common shares;
- downgrades in our credit rating;
- capital raising or purchases of common shares by us;
- additions or departures of our key personnel;
- sales of the common shares; and
- investor sentiment towards the major business sectors in which we operate and conditions in the capital markets generally.

Many of these factors are beyond our control. These factors may decrease the market price of the common shares, regardless of our operating performance.

*Structural subordination of the bonds*

We are a holding company. Generally, claims of creditors of our subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by those subsidiaries, and claims of preference shareholders (if any) of such subsidiaries, will have priority in a distribution on winding up of the assets and earnings of such subsidiaries over the claims of our creditors. Our creditors, including holders of the bonds will, therefore, be effectively subordinated to creditors (including trade creditors) of our subsidiaries. Holders of our bonds will not have a direct claim against the assets of our subsidiaries.

*There is no prior market for the bonds and we cannot assure you that an active trading market will develop*

Prior to the offering, there has been no public market for the bonds. Application for listing of the bonds on Euronext Amsterdam has been made. We cannot assure you that an active trading market for the bonds will develop or be sustained following the offering and the listing of the bonds on Euronext Amsterdam or that the market price of the bonds will not decline below the initial offering price. The price at which the bonds will trade will depend upon a number of factors, some of which are beyond our control. These factors include, but are not limited to:

- our historical and anticipated operating results;
- general market and economic conditions;
- fluctuations in the price of our common shares into which the bonds are convertible;
- our credit rating;
- fluctuations in our financial and operating results; and
- announcements by us or others and developments affecting us, our publications, our advertisers, readers and other customers and suppliers, the markets in which we compete or the media and information industries in general.

In addition, Euronext Amsterdam has from time to time experienced substantial price and volume fluctuations. These broad market fluctuations may lead to a drop in the market price of the bonds.

*Pre-emptive rights may not be available for U.S. holders*

U.S. holders of the common shares into which the bonds are convertible may not be able to exercise any future pre-emptive or preferential rights in respect of their common shares unless a registration statement under the Securities Act is effective with respect to such exercise or an exemption from the registration requirements thereunder is available. We are currently exempt from the periodic reporting requirements of the SEC.

**Risk of Error in Forward-Looking Statements**

*We have made forward-looking statements; you should not rely unduly on the statements*

We have made forward-looking statements in this offering circular, included in the sections entitled "Summary", "Risk Factors", "Management's Discussion and Analysis of the Financial Condition and Results of Operations of VNU N.V.", "Business", "ACNielsen Corporation" and "Management's Discussion and Analysis of the Financial Condition and Results of Operations of ACNielsen

Corporation" that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulation. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe", "expect", "plan", "intend", "anticipate", "estimate", "predict", "potential", "continue", "may", "will", "should", "could" or the negative of these terms or similar expressions. Examples of factors that may cause our actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

- competitive forces, including pricing pressures, technological developments, and our ability to retain market share in the face of competition from existing and new market entrants;
- the success and market acceptance of business, operating and financial initiatives (many of which are untested), the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, and local conditions and obstacles;
- the risks of completing acquisitions or divestitures and integrating acquired business and the costs associated with possible future acquisitions and planned dispositions;
- the success of our domestic and international investments, joint ventures and strategic relationships;
- the availability, terms and deployment of capital, particularly in view of our debt refinancing needs; and
- general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

Forward-looking statements involve risks, uncertainties and assumptions. You should not put undue reliance on any forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, we have no intention or obligation to update forward-looking statements after we distribute this offering circular.

## USE OF PROCEEDS

We expect the net proceeds from the offering (including the proceeds from the exercise of the over-allotment option) to be approximately €1,132 million, reflecting gross proceeds of €1,150 million, less estimated fees and expenses of €18 million. We intend to use the net proceeds from the offering to repay in part the ACNielsen Bridge Loan.

## PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain, but not all, amounts in this offering circular have been converted into euro. The conversion rates between the euro and the national currencies of participating member states were irrevocably fixed on January 1, 1999. Since January 1, 1999, the value of the national currency of a country participating in the Economic and Monetary Union, or EMU, in the national currency of another country (whether a participating member state or not) may be determined only through the bilateral conversion method, *i.e.*, by converting the first currency into euro and then converting this euro equivalent into the second currency.

We have historically published our financial statements in Dutch Guilders, or NLGs (and, since January 1, 1999, in euro), and ACNielsen has historically published its consolidated financial statements in U.S. dollars. In this offering circular, references to "euro", "EUR" or "€" are to the currency introduced at the start of the third stage of EMU, pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on European Union (which was adopted as the legal currency in The Netherlands on January 1, 1999). In this offering circular, Dutch Guilder amounts in our financial statements, before and after January 1, 1999, have been translated into euro at NLG2.20371 per euro, the fixed conversion rate from January 1, 1999. However, no Dutch Guilder-euro exchange rates were actually quoted prior to January 1, 1999. In this offering circular, references to "U.S. dollars", "dollars" or "$" are to United States dollars.

In each of the two financial years ended December 31, 1999 and 1998 we organized our operations through five business groups: Consumer Magazines; Telephone Directories and Information Services (or World Directories); Business Information Europe; Business Information USA; and Educational Publishing. Following the acquisition of Nielsen Media Research, completed in October 1999, the activities formerly undertaken through our Business Information Europe and Business Information USA groups were reorganized along product rather than geographic lines into our Marketing Information and Business Information groups. In addition, our other business groups were re-named. Consumer Magazines became Consumer Information (reflecting our range of activities in addition to magazines); World Directories became Directories; and Educational Publishing became Educational Information. The reorganization and re-naming has been undertaken in order to more appropriately reflect our current business mix. Our audited consolidated financial statements for the financial year ended December 31, 2000 are the first audited financial statements published by us which reflect the reorganization and re-naming described above.

Our audited consolidated financial information included in this offering circular and our unaudited pro forma consolidated financial statements included in this offering circular have been prepared and are presented in accordance with Dutch GAAP. The separate audited consolidated financial information relating to ACNielsen included in this offering circular is prepared and presented in accordance with U.S. GAAP. Significant differences exist between Dutch GAAP and U.S. GAAP which might be material to the financial information contained in this offering circular. We have not quantified these differences, nor prepared combined or consolidated financial statements under U.S. GAAP, nor undertaken a reconciliation of Dutch GAAP and U.S. GAAP financial statements. Had we undertaken any such quantification or preparation or reconciliation, potentially significant accounting and disclosure differences might have come to our attention which are not identified in this offering circular. Finally, no attempt has been made to identify future differences between Dutch GAAP and U.S. GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

Certain figures in this offering circular have been subject to rounding adjustments. Accordingly, totals may not add due to rounding.

Throughout this offering circular, we have used industry data and projections obtained from industry surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified the data or determined the reasonableness of any such assumptions.

## EXCHANGE RATES

A significant portion of our revenues and expenses is denominated in currencies other than the euro (principally the U.S. dollar).

For the periods from January 1, 1999 through May 14, 2001, the average high, low and period-end noon-buying rates for the euro are shown as expressed in U.S. dollars per €1.00. For each year in the period from 1996 through 1998, the average high, low and period-end noon-buying rates for the Dutch Guilder are shown as converted into euro at the official fixed conversion rate and expressed in U.S. dollars per €1.00, although no Dutch Guilder-euro exchange rate was actually quoted prior to January 1, 1999:

| Period | Period End | Average(1) | High | Low |
|---|---|---|---|---|
| 1996 | 1.37 | 1.38 | 1.45 | 1.26 |
| 1997 | 1.28 | 1.30 | 1.37 | 1.25 |
| 1998 | 1.17 | 1.11 | 1.21 | 1.05 |
| 1999 | 1.01 | 1.07 | 1.18 | 1.00 |
| 2000 | 0.94 | 0.92 | 1.03 | 0.83 |
| 2001 (through May 14, 2001) | 0.87 | 0.91 | 0.95 | 0.87 |

(1) The average of the noon-buying rates in the City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each full calendar month during the relevant period.

The table below presents our capitalization at December 31, 2000 on (1) an actual basis, (2) as adjusted for the acquisition of ACNielsen and the related financing, (3) as further adjusted for our stock dividend and the conversion and redemption of our 2.75% convertible subordinated bonds and the related financing of the redemption and (4) as further adjusted for the issue of bonds in this offering (including the exercise of the over-allotment option and estimated aggregate proceeds of €1,150,000,000), in each case as though the relevant transaction had occurred on December 31, 2000.

The information set out below has been prepared on the basis of Dutch GAAP at December 31, 2000. Dutch GAAP differs in certain significant respects from U.S. GAAP. You should read this table together with our historical consolidated financial statements, including the notes to those financial statements, appearing elsewhere in this offering circular.

| | Actual | Adjusted for ACNielsen acquisition and related financing | Further adjusted for stock dividend and bond conversion and related financing | Further adjusted for this offering |
|---|---|---|---|---|
| | | | (€ in millions) | |
| Cash | 602 | 759(3) | 701(5) | 701 |
| Short-term debt | 505 | 3,255(4) | 3,555(6) | 2,423(9) |
| Long-term debt | 1,772 | 1,772 | 1,772 | 2,922(10) |
| Subordinated loans | 832 | 832 | 492(7) | 492 |
| Minority interests | 168 | 168 | 168 | 168 |
| Shareholders' equity: | | | | |
| Common shares(1) | 47 | 47 | 47 | 47 |
| Other(2) | 3 | 3 | 3 | 3 |
| Additional paid-in capital | 2,050 | 2,050 | 2,126(8) | 2,108(11) |
| Retained earnings | 1,647 | 1,647 | 1,647 | 1,647 |
| Total shareholders' equity | 3,747 | 3,747 | 3,823 | 3,805 |
| Total capitalization | 7,024 | 9,774 | 9,810 | 9,810 |

(1) As at December 31, 2000, there were 235,588,332 common shares outstanding, and 300,000,000 common shares authorized.

(2) As at December 31, 2000, there were 500 priority shares outstanding of 500 authorized and 150,000 7% preferred shares outstanding of 150,000 authorized, each with a nominal value of €8 per share, and 7,200,000 cumulative preferred class B shares of nominal value €0.20 each outstanding of 50,000,000 authorized. In addition, 8,900,500 preferred class A shares of nominal value €8 each are authorized, of which none are outstanding.

(3) Includes ACNielsen's cash balance at December 31, 2000.

(4) Reflects the short-term funding of the acquisition of ACNielsen of approximately €2,619 million and the existing short-term debt of ACNielsen of approximately €131 million.

(5) Reflects the payment of a final cash dividend for the year 2000 (€53 million), the redemption of our 2.75% convertible subordinated bonds (€305 million) and the related financing of this redemption (€300 million).

(6) Reflects the financing of the redemption of our 2.75% convertible subordinated bonds (€300 million).

(7) Reflects the conversion and redemption of our 2.75% convertible subordinated bonds (€340 million).

(8) Reflects the conversion of our 2.75% convertible subordinated bonds (€35 million) and the payment of a stock dividend (€41 million).

(9) Reflects repayment in part of existing debt under the ACNielsen Bridge Loan from net proceeds of approximately €1,132 million from this offering.

(10) Reflects the gross proceeds from issuance of the bonds pursuant to this offering.

(11) Fees and expenses related to this offering, estimated to be €18 million, have been deducted from additional paid-in capital.

The following table sets out certain additional information regarding changes in our share capital:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2000 | 1999 | 1998(1) |
| | (€ in thousands) | | |
| Capital stock: | | | |
| Balance at January 1 | 45,137 | 44,437 | 44,362 |
| Issue of new shares | 4,625 | 5,975 | 75 |
| Effect of conversion of nominal value of shares from Dutch Guilders to euro | — | (5,275) | — |
| Balance at December 31 | 49,762 | 45,137 | 44,437 |
| Issued: | | | |
| Common shares(2) | 47,118 | 43,933 | 43,071 |
| Priority shares | 4 | 4 | 5 |
| 7% preferred shares | 1,200 | 1,200 | 1,361 |
| Cumulative preferred class B shares | 1,440 | — | — |
| Balance at December 31 | 49,762 | 45,137 | 44,437 |
| Additional paid-in capital: | | | |
| Balance at January 1 | 1,083,821 | 92,470 | 87,816 |
| Changes | 966,645 | 991,351 | 4,654 |
| Balance at December 31 | 2,050,466 | 1,083,821 | 92,470 |
| Legal reserve: | | | |
| Balance at January 1 | 29,595 | 16,701 | 13,377 |
| Changes | 792 | 12,894 | 3,324 |
| Balance at December 31 | 30,387 | 29,595 | 16,701 |
| Retained earnings: | | | |
| Balance at January 1 | 675,773 | 424,758 | 257,235 |
| Changes | 940,626 | 251,015 | 167,523 |
| Balance at December 31 | 1,616,399 | 675,773 | 424,758 |

(1) Amounts before January 1, 1999 have been converted from Dutch Guilders to euro at NLG2.20371 per euro.

(2) Total number of common shares outstanding at December 31: 2000-235,588,332; 1999-219,664,888; 1998-189,833,600.

The following tables show our selected historical financial data as of and for the years ended December 31, 1996 through 2000. We derived the selected historical financial data from our audited financial statements. Our consolidated balance sheets as of December 31, 1998, 1999 and 2000 and our related consolidated statements of income and of cash flows for the three years ended December 31, 2000 and the related notes appear elsewhere in this offering circular. Our historical financial statements have been prepared in accordance with Dutch GAAP, which differs in certain significant respects from U.S. GAAP.

You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations of VNU N.V." and our audited historical financial statements and the related notes, included elsewhere in this offering circular.

| | Year ended and at December 31, | | | | |
|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 1997 | 1996 |
| | (€ in millions, except per share data) | | | | |
| **Earnings Statement Data:** | | | | | |
| Net revenues | 3,385 | 2,809 | 2,427 | 1,779 | 1,529 |
| Total operating costs and expenses | 2,684 | 2,239 | 1,954 | 1,532 | 1,332 |
| Operating income | 701 | 570 | 473 | 247 | 197 |
| Equity in operating income of non-consolidated subsidiaries | 28 | 34 | 18 | 13 | 12 |
| Total operating income before goodwill amortization | 729 | 604 | 491 | 260 | 209 |
| Goodwill amortization(1) | (185) | (73) | (39) | — | — |
| Operating income after goodwill amortization | 544 | 531 | 452 | 260 | 209 |
| Results from financial income and expense | (141) | (114) | (80) | (2) | (4) |
| Earnings from ordinary activities before income taxes | 403 | 417 | 372 | 258 | 205 |
| Income taxes | (162) | (149) | (130) | (77) | (61) |
| Earnings from ordinary activities after income taxes | 241 | 268 | 242 | 181 | 144 |
| Minority interests | (19) | (21) | (9) | — | — |
| Earnings from ordinary activities after income taxes and minority interests | 222 | 247 | 233 | 181 | 144 |
| Extraordinary items after income taxes(2) | 577 | (2) | 18 | 9 | 2 |
| Net earnings | 799 | 245 | 251 | 190 | 146 |
| Earnings before goodwill amortization and extraordinary items per common share | €1.78 | €1.65 | €1.43 | €0.95 | €0.76 |
| Earnings before extraordinary items per common share | €0.96 | €1.27 | €1.23 | €0.95 | €0.76 |
| Dividends per common share | €0.52 | €0.48 | €0.43 | €0.32 | €0.25 |
| **Balance Sheet Data:** | | | | | |
| Working capital | (131) | (1,384) | (87) | 8 | 84 |
| Total assets | 8,867 | 7,642 | 3,810 | 1,309 | 1,184 |
| Non-current liabilities and subordinated loans | 2,835 | 2,509 | 2,007 | 272 | 229 |
| Shareholders' equity | 3,747 | 1,834 | 578 | 403 | 458 |

(1) As of January 1, 1998 we capitalize and amortize goodwill, but without retrospective effect in respect of the periods before 1998.

(2) Extraordinary items consist of proceeds from the sale of our Newspapers group in 2000, a write-down of our interest in two Internet venture capital funds in 1999 and book gains as a result of certain divestitures between 1996 and 1999.

The following unaudited pro forma consolidated financial statements have been prepared by us and give effect to the acquisition of ACNielsen and Miller Freeman USA, including the related financings, as if each transaction had occurred on January 1, 2000 (for the purposes of our unaudited pro forma consolidated statements of earnings and cash flow) and on December 31, 2000 (for the purposes of our unaudited pro forma consolidated balance sheet). We have not reflected the effects of the proposed disposals of our Consumer Information and Educational Information groups in these statements. The unaudited pro forma consolidated statement of earnings includes only the results of ongoing operations and exclude the expected synergies or cost benefits associated with the transactions giving rise to the adjustments.

The unaudited pro forma consolidated financial statements for the year ended December 31, 2000, have been prepared based on our audited consolidated financial statements for the year ended December 31, 2000 and the audited consolidated financial statements of ACNielsen and unaudited financial statements of Miller Freeman USA for the year ended December 31, 2000, included, in respect of our company and ACNielsen, elsewhere in this offering circular and have been prepared based upon available information and assumptions we believe are reasonable.

The unaudited pro forma consolidated financial statements have been prepared on the basis of Dutch GAAP. These statements should be read in conjunction with the historical financial statements and the notes thereto for our company and ACNielsen, which have been prepared in accordance with Dutch GAAP and U.S. GAAP, respectively, and which are included elsewhere in this offering circular. Dutch GAAP differs in certain significant respects from U.S. GAAP. The historical financial statements of ACNielsen have been reclassified so as to conform to the presentation of our balance sheet and statement of earnings. Although this reclassification is not a restatement or a reconciliation, in the view of our management, any such restatement or reconciliation would not be materially different. The dollar amounts of ACNielsen have been translated into euro at a rate of approximately $1.00 = €1.09 for the statement of earnings and $1.00 = €1.07 for the balance sheet. The unaudited pro forma consolidated financial statements for 2000 below are provided for informational purposes only and do not purport to represent what our financial position or consolidated results of operations would have been had the acquisition of ACNielsen, the acquisition of Miller Freeman USA, the related financings and the offering actually occurred on such dates or to project our company's results of operations or financial position for any future period.

## Unaudited Pro Forma Consolidated Balance Sheet at December 31, 2000[(1),(2),(3),(4)]

| | (€ in millions) | |
|---|---|---|
| | (VNU historical) | (pro forma combined) |
| **Fixed assets** | | |
| Intangible assets | 6,582 | 9,173 |
| Property, plant and equipment | 304 | 465 |
| Long-term financial assets | 169 | 306 |
| | 7,055 | 9,944 |
| **Current assets** | | |
| Inventories | 96 | 96 |
| Accounts receivable and other current assets | 1,114 | 1,561 |
| Cash and cash equivalents | 602 | 759 |
| | 1,812 | 2,416 |
| Current liabilities | 1,943 | 4,173 |
| Working capital | (131) | (1,757) |
| Capital to be financed | 6,924 | 8,187 |
| **Non-current liabilities** | | |
| Debenture loans and private placements | 1,772 | 2,922 |
| Other long-term liabilities | 231 | 231 |
| | 2,003 | 3,153 |
| Provisions for liabilities and charges | 174 | 304 |
| Subordinated loans | 832 | 832 |
| Minority interests | 168 | 168 |
| **Shareholders' equity** | | |
| Capital stock | 50 | 50 |
| Additional paid-in capital | 2,050 | 2,033 |
| Retained earnings | 1,647 | 1,647 |
| | 3,747 | 3,730 |
| Financing capital | 6,924 | 8,187 |

(1) The acquisition of ACNielsen was accounted for by the purchase method pursuant to Dutch GAAP, or purchase accounting. Under such accounting principles, ACNielsen's assets and liabilities are required to be adjusted to their estimated fair values at the date of acquisition.

(2) For this pro forma combined balance sheet it is assumed that the acquisition took place at December 31, 2000.

(3) Purchase accounting was executed at a rate of approximately $1.00 = €1.07.

(4) The acquisition of ACNielsen was funded by proceeds of this offering and of additional borrowings. The net proceeds of this offering are estimated at €1,132 million, being gross proceeds of €1,150 million which is recorded in our balance sheet under "Debenture loans and private placements", less €18 million of estimated fees and expenses which are debited to "Additional paid-in capital". The additional borrowings related to the acquisition of ACNielsen of approximately €1,487 million are recorded under "Current liabilities".

## Unaudited Pro Forma Consolidated Statement of Earnings for the Year ended December 31, 2000[1],[2],[3]

| | (€ in millions except per share data and interest coverage ratios) | |
|---|---|---|
| | (VNU historical) | (pro forma combined) |
| Net revenues | 3,385 | 5,255 |
| Depreciation of property, plant and equipment | 86 | 172 |
| Other operating costs and expenses | 2,598 | 4,203 |
| Operating income | 701 | 880 |
| Equity in operating income of non-consolidated subsidiaries | 28 | 28 |
| Total operating income before goodwill amortization | 729 | 908 |
| Goodwill amortization | (185) | (253) |
| Operating income after goodwill amortization | 544 | 655 |
| Results from financial income and expense | (141) | (232) |
| Earnings from ordinary activities before income taxes | 403 | 423 |
| Income taxes | (162) | (216) |
| Earnings from ordinary activities after income taxes | 241 | 207 |
| Minority interests | (19) | (19) |
| Earnings from ordinary activities after income taxes and minority interests | 222 | 188 |
| Cash earnings — earnings before goodwill amortization and extraordinary items | 407 | 441 |
| Earnings before goodwill amortization and extraordinary items per common share | €1.78 | €1.85 |
| Interest coverage ratio[4] | 4.1 | 3.3 |
| Financial covenant interest coverage ratio[5] | 5.8 | 4.7 |

(1) Assuming that the interim financing for the acquisition of Nielsen Media Research was replaced with our €500 million aggregate principal amount of 6.63% bonds due 2007 with effect from January 1, 2000.

(2) To translate the Miller Freeman USA and ACNielsen statements of earnings to euro, an average exchange rate of $1.00 = €1.09 has been used.

(3) We originally financed the acquisition of ACNielsen with the ACNielsen Bridge Loan. We will use the proceeds of this offering to repay, in part, the ACNielsen Bridge Loan. We assumed additional borrowings of approximately €1,487 million with an interest rate of 5.5% to repay the balance of the ACNielsen Bridge Loan. We have not assumed the divestitures of the Consumer Information group or Educational Information group.

(4) The interest coverage ratio is calculated by dividing total operating income before goodwill amortization plus interest income by interest expense and is used by our management for benchmarking purposes.

(5) In connection with certain of our borrowings we are required to maintain a minimum financial covenant interest coverage ratio of 3:1. This financial covenant interest coverage ratio is calculated by dividing total operating income before goodwill amortization plus depreciation of property, plant and equipment by the balance of interest expense and interest income. In this calculation, our share of the operating income of non-consolidated subsidiaries cannot be more than 10% of operating income of consolidated subsidiaries.

**Unaudited Pro Forma Consolidated Statement of Cash Flow for the Year ended December 31, 2000[(1),(2),(3)]**

| | (€ in millions) | |
|---|---|---|
| | (VNU historical) | (pro forma combined) |
| Operating income of consolidated subsidiaries after goodwill amortization | 517 | 625 |
| Adjustments for: | | |
| Depreciation of property, plant and equipment | 86 | 173 |
| Goodwill amortization consolidated subsidiaries | 184 | 254 |
| Change in provisions and other long-term liabilities | (44) | (66) |
| Change in accounts receivable, other current assets and inventories | (156) | (155) |
| Change in current liabilities | 123 | 129 |
| Change in working capital | (33) | (26) |
| Cash flow from operations of consolidated subsidiaries | 710 | 960 |
| Interest received | 44 | 54 |
| Dividends received from non-consolidated subsidiaries | 16 | 16 |
| Interest paid | (178) | (287) |
| Income taxes paid | (64) | (128) |
| | (182) | (345) |
| Cash flow from operational activities | 528 | 615 |
| Acquisitions of consolidated and non-consolidated subsidiaries | (1,007) | (3,698) |
| Divestitures of consolidated and non-consolidated subsidiaries | 849 | 849 |
| Net investment in property, plant and equipment | (153) | (247) |
| Net investment in long-term financial assets | (7) | (7) |
| Cash flow from investment activities | (318) | (3,103) |
| Proceeds from long- and short-term debt | 919 | 4,686 |
| Repayment of long- and short-term debt | (1,968) | (3,101) |
| Received from share issuance | 948 | 948 |
| Dividends paid | (66) | (66) |
| Cash flow from financing activities | (167) | 2,467 |
| Net cash flow | 43 | (21) |
| Foreign currency differences and other changes | (57) | (58) |
| Changes in cash and cash equivalents | (14) | (79) |
| Free cash flow | 309 | 302 |

(1) To translate the Miller Freeman USA and ACNielsen statements of cash flow to euro, an average exchange rate of $1.00 = €1.09 has been used.

(2) We originally financed the acquisition of ACNielsen with the ACNielsen Bridge Loan. We will use the proceeds of this offering to repay, in part, the ACNielsen Bridge Loan. We have assumed additional borrowings amounting to approximately €1,487 million with an interest rate of 5.5% to repay the balance of the ACNielsen Bridge Loan. We have not assumed the divestitures of the Consumer Information group or Educational Information group.

(3) To take the costs related to Operation Leading Edge in 2000 into account, ACNielsen goodwill was increased by €47 million before income taxes, which amount was spent in 2000.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VNU N.V.

*The following discussion of our financial condition and results of operations relates to our company only (without ACNielsen) in 1998, 1999 and 2000. In February 2001, we acquired ACNielsen.*

*You should read this discussion in conjunction with our historical consolidated financial statements for the years 1998, 1999 and 2000, and our unaudited pro forma consolidated financial statements, each of which are included in this offering circular.*

*This discussion contains forward-looking statements concerning the operations, economic performance and financial condition of our company. Examples are the statements concerning future revenues, expenses and capital expenditures and possible changes in the industry and the competitive environment. Because these forward-looking statements involve risks and uncertainties, our actual results may differ materially from the results expressed or implied in these statements.*

*Our financial statements were prepared in accordance with Dutch GAAP. Dutch GAAP is different from U.S. GAAP. We discuss the principal differences in "Summary of Certain Significant Differences Between Dutch GAAP and U.S. GAAP" below.*

*We have historically prepared our financial statements in Dutch Guilders and, since January 1, 1999, in euro. For consistency of presentation, all of the amounts discussed below have been translated into euro at the conversion rate fixed on January 1, 1999, which is equal to NLG2.20371 per euro. Although no such exchange rate was actually quoted prior to January 1, 1999, we have also translated amounts in Dutch Guilders for prior periods into euro at the rate fixed on January 1, 1999. The translation of all amounts into euro at the official fixed conversion rate does not affect the trends we discuss below. However, the amounts relating to periods prior to the introduction of the euro will not be comparable to amounts reported by other companies reporting in euro that were restated from currencies other than Dutch Guilders.*

### Overview

We are a leading international media and information group and in the year ended December 31, 2000 we had consolidated net revenues of more than €3.3 billion. We currently conduct our business activities in more than 100 countries. Our common shares are a constituent of the AEX index of leading Netherlands-based stocks and are listed on Euronext Amsterdam, Euronext Brussels and the Luxembourg Stock Exchange.

#### *Segmentation*

Our historical financial statements reflect our five business groups:

- Marketing Information;
- Business Information;
- Directories;
- Consumer Information; and
- Educational Information.

We discuss the activities of these business groups below in "—Revenues".

On December 18, 2000, in connection with our acquisition of ACNielsen, we announced our intention to consider the sales of our Consumer Information and Educational Information groups, which we no longer consider to be core businesses, pursuant to our strategy of focusing on high growth and high margin businesses and reducing our dependence on cyclical sources of revenues. Any proceeds from such sales will be used to repay in part the ACNielsen Bridge Loan.

In each of the two financial years ended December 31, 1999 and 1998 we organized our operations through five business groups: Consumer Magazines; Telephone Directories and Information Services, or World Directories (acquired in February 1998); Business Information Europe; Business Information USA; and Educational Publishing. In March 2000, pursuant to our strategy of focusing on high growth and high margin businesses and reducing our dependence on cyclical sources of revenues, we sold our Newspapers group to Wegener N.V. The proceeds from this sale financed, in part, the acquisition of Nielsen Media Research. As a result of the acquisition of Nielsen Media Research, effective January 1,

2000 the activities formerly undertaken through the Business Information Europe and Business Information USA groups were reorganized along product rather than geographic lines into the Marketing Information and Business Information groups. In addition, our other business groups were re-named. Consumer Magazines became Consumer Information; World Directories became Directories; and Educational Publishing became Educational Information. The reorganization and re-naming was intended to reflect more accurately our current business mix. Our consolidated financial statements for the year ended December 31, 2000 are the first annual financial statements which reflect this reorganization and re-naming. While our consolidated financial statements for the year ended December 31, 1999 have been reclassified for purposes of comparison to reflect the reorganization of our business groups, our financial statements for other periods have not been reclassified accordingly. Financial information presented in accordance with our reorganized business groups (the Marketing Information group and the Business Information group) cannot be meaningfully compared with financial information that is presented in accordance with our old Business Information Europe and Business Information USA groups.

On September 1, 2000 we completed the acquisition of Miller Freeman USA. The activities of Miller Freeman USA have been undertaken through our Business Information group. On February 16, 2001 we completed the acquisition of ACNielsen. The activities of ACNielsen will be undertaken through our Marketing Information group.

For illustrative purposes only, we have prepared unaudited pro forma consolidated financial statements of earnings for our company for the year ended December 31, 2000 as if we had owned ACNielsen and Miller Freeman USA with effect from January 1, 2000.

*Revenues*

The Marketing Information group derives almost all of its revenues from fees paid for the use of database services. However, revenues are also generated from software licence contracts, fees paid for sponsorship of surveys and training and consulting fees.

The Business Information group derives its revenues from three principal sources: advertising (63% in 2000 and 67% in 1999), sales of business and trade publications, which are publications primarily targeting professionals active in specific industries (15% in 2000 and 14% in 1999) and trade shows, including live events, exhibitions, conferences and seminars which are targeted towards specific industry groups (12% in 2000 and 7% in 1999). We provide further details of these publications and shows in "Business—Business Information—Key Products and Geographic Markets".

The Directories group derives virtually all of its revenues from paid advertisements by businesses that wish to advertise or purchase enhanced listings in our telephone directories.

The Consumer Information group derives a substantial portion of its revenues from circulation sales, which are sales through subscriptions and at retail outlets. These revenues consist primarily of paid subscriptions and single-copy sales of its publications. Another source of revenue is the sale of advertising space in its various publications derived principally from advertisements for products and services (including advertisements by retailers), recruitment-related advertisements, classified advertisements, and real estate advertisements. Circulation sales are the largest source of revenues (47% and 49% of Consumer Information's net revenues in 2000 and 1999, respectively), followed by advertising (27% and 25% of Consumer Information's net revenues in 2000 and 1999, respectively).

The balance of our revenues comes from the Educational Information group and miscellaneous operating activities, including RCV Entertainment BV and CVI Media Group BV (our entertainment interests). The Educational Information group derives substantially all of its revenues from sales of textbooks, teaching instruments, educational materials and multimedia applications.

The tables below set out the respective amounts and percentage contributions of each of our business groups to our consolidated net revenues and our total operating income (including equity in operating income of non-consolidated subsidiaries) for the periods indicated and reflect our new

segmentation. A restatement of our 1998 net revenues and total operating income reflecting our new segmentation is not available:

| Net Revenues[1] | Year ended December 31, | | | |
|---|---|---|---|---|
| | 2000 | | 1999 | |
| | Amount | % | Amount | % |
| | (€ in millions, except for percentages) | | | |
| Marketing Information | 1,107 | 33 | 554 | 20 |
| Business Information | 911 | 27 | 645 | 23 |
| Directories | 433 | 13 | 414 | 15 |
| Consumer Information | 823 | 24 | 732 | 26 |
| Educational Information | 76 | 2 | 69 | 2 |
| Other[2] | 35 | 1 | 395 | 14 |
| Total | 3,385 | 100% | 2,809 | 100% |

| Total Operating Income[1] | Year ended December 31, | | | |
|---|---|---|---|---|
| | 2000 | | 1999 | |
| | Amount | % | Amount | % |
| | (€ in millions, except for percentages) | | | |
| Marketing Information | 211 | 29 | 88 | 15 |
| Business Information | 165 | 23 | 122 | 20 |
| Directories | 236 | 32 | 224 | 37 |
| Consumer Information | 137 | 19 | 122 | 20 |
| Educational Information | 17 | 2 | 15 | 2 |
| Other[2] | (37) | (5) | 33 | 6 |
| Total | 729 | 100% | 604 | 100% |

(1) Reflects the organization of our operations in the financial years ended December 31, 2000 and 1999 based on the split of our professional information activities into the Marketing Information group and the Business Information group.

(2) Consists of net revenues and total operating income from miscellaneous operating activities and our Newspapers group.

The tables below set out the respective amounts and percentage contributions of each of our business groups to our consolidated net revenues and our total operating income (including equity in operating income of non-consolidated subsidiaries) for the periods indicated and reflect our previous segmentation:

| Net Revenues | Year ended December 31, | | | |
|---|---|---|---|---|
| | 1999 | | 1998[1] | |
| | Amount | % | Amount | % |
| | (€ in millions, except for percentages) | | | |
| Consumer Magazines | 732 | 26 | 649 | 27 |
| Telephone Directories and Information Services | 414 | 15 | 383 | 16 |
| Business Information Europe | 336 | 12 | 330 | 14 |
| Business Information USA | 863 | 31 | 600 | 25 |
| Educational Publishing | 69 | 2 | 57 | 2 |
| Other[2] | 395 | 14 | 408 | 16 |
| Total | 2,809 | 100% | 2,427 | 100% |

| *Total Operating Income* | Year ended December 31, | | | |
|---|---|---|---|---|
| | 1999 | | 1998(1) | |
| | Amount | % | Amount | % |
| | (€ in millions, except for percentages) | | | |
| Consumer Magazines | 122 | 20 | 108 | 22 |
| Telephone Directories and Information Services | 224 | 37 | 181 | 37 |
| Business Information Europe | 39 | 7 | 46 | 9 |
| Business Information USA | 171 | 28 | 126 | 26 |
| Educational Publishing | 15 | 2 | 9 | 2 |
| Other(2) | 33 | 6 | 21 | 4 |
| Total | 604 | 100% | 491 | 100% |

(1) Amounts before January 1, 1999 have been converted from Dutch Guilders to euro at NLG2.20371 per euro.

(2) Consists of net revenues and total operating income from miscellaneous operating activities and our Newspapers group.

As part of our corporate strategy, in recent years we have expanded into geographic markets outside The Netherlands, particularly the United States. In 2000, 28% of our net revenues were derived from our operations in The Netherlands. For the same period, on a pro forma basis as if we had owned ACNielsen and Miller Freeman USA with effect from January 1, 2000, 18% of our net revenues would have been derived from our operations in The Netherlands and 46% from operations in the United States and Canada.

The table below sets out the percentage of our consolidated net revenues attributable to each of our principal geographic markets:

| Market | Year ended December 31, | | |
|---|---|---|---|
| | 2000 | 1999 | 1998 |
| The Netherlands | 28 | 44 | 48 |
| United States | 46 | 30 | 25 |
| Belgium | 11 | 13 | 12 |
| United Kingdom | 6 | 6 | 7 |
| Other | 9 | 7 | 8 |
| Total | 100% | 100% | 100% |

Results of operations for the three-year period ended December 31, 2000 were influenced by a generally strong economy in Europe and the United States. Revenues from our trade publications and, prior to its divestiture in March 2000, our Newspapers group and, to a lesser degree, our consumer magazines are directly affected by the strength of the economic conditions in the regional or national market in which they operate. While circulation sales generally tend to be non-cyclical, advertising revenues are more sensitive to economic cycles (particularly recruitment advertising). Accordingly, we have experienced strong growth in advertising revenues from our Business Information and Consumer Information groups during this period. In addition, during this period, circulation sales for our Consumer Information group remained relatively stable. Circulation sales from trade publications in the Business Information group increased, due to the acquisition of a number of titles, principally in the United States. Revenues from the Marketing Information group (with the exception of those from Nielsen Media Research) had a seasonal element principally due to the concentration of contract renewals in specific periods of the year. As a result of a change in the revenue recognition policy in 2000, revenues are now recognised throughout the year. Previously, approximately 75% of revenues in respect of any contract were recognized when the relevant contract was signed, with most contracts being signed in the last quarter of the financial year. Net revenues from the Directories group tend to be relatively stable and are not directly affected by the strength of the economies in the regional or national markets in which our telephone directories are published. Taken as a whole, net revenues from the Directories group also tend not to fluctuate seasonally because the publication schedule of (and the resulting advertising revenue from) these telephone directories is spread throughout the year. Revenues from the Educational Information group are principally affected by demographic trends, such as the

number of school-age children, and relevant government policies concerning curriculum and education more generally (including educational spending).

*Costs*

Our principal operating costs and expenses are personnel costs (primarily salaries and wages), raw materials (principally paper used in our publishing activities and directories) and purchased services (principally contractual printing costs in connection with our magazines and directories). Paper costs, which represented approximately 5% of our total operating costs and expenses in 2000 and approximately 7% of our total operating costs and expenses in 1999, are subject from time to time to substantial fluctuations. The other operating expenses principally consist of lease expenses and marketing expenses, together with insurance and general expenses. We attempt to limit increases in our operating costs and expenses to below prevailing rates of inflation.

Interest costs during the three-year period ended December 31, 2000 have increased substantially. This increase is due to an increase of approximately €2.9 billion in our outstanding indebtedness, substantially all of which was incurred to finance the acquisition of the business of our Directories group in 1998 and the acquisition of Nielsen Media Research in the fourth quarter of 1999. In order to minimize our exposure to fluctuations in interest rates, we have incurred fixed-rate indebtedness in connection with approximately 90% of our long term loans as at December 31, 2000. The average interest rate of our indebtedness was approximately 5.3% in 2000 and approximately 4.6% in 1999, and is expected to be approximately 5.8% in 2001. This increase is primarily due to a relatively higher interest rate on the ACNielsen Bridge Loan.

In order to finance the acquisition of ACNielsen we arranged the ACNielsen Bridge Loan which must be repaid by December 16, 2001. The net proceeds of this offering will be used solely to repay in part short-term borrowings incurred under this bridge loan. We intend to repay the balance of the ACNielsen Bridge Loan from the proceeds of the intended sales of our Consumer Information and Educational Information groups.

We are exposed to fluctuations in currency exchange rates, principally to fluctuations in the exchange rate between the euro and the U.S. dollar. These fluctuations affect the translation of any earnings realized from our operations in the United States.

*Start-ups, Acquisitions and Divestitures*

During the three year period ended December 31, 2000, we made substantial investments in start-up operations, including new technology, within our various businesses. These investments totaled €129 million in 2000, of which €79 million, net of associated revenues related to our Internet activities and NetRatings. The balance of €50 million related to development costs in respect of Nielsen Media Research and the launches of new consumer magazines. In 2000, we spent approximately €110 million developing our Internet activities. These investments generated approximately €47 million in net revenues in 2000. Risks are associated with investments in new technology, because changes occur rapidly and the ultimate success of these investments will only become evident after a longer period of time.

We have made substantial acquisitions and divestitures in recent years, and intend to make further acquisitions and divestitures during 2001 and in the future. These transactions have had a significant impact on our results of operations. The most significant of these were the acquisition of Nielsen Media Research for approximately €2.5 billion in October 1999, the acquisition of Miller Freeman USA for approximately €695 million on September 1, 2000 and the acquisition of ACNielsen for approximately €2.6 billion on February 16, 2001.

In connection with the acquisition of ACNielsen, on December 18, 2000 we announced our intention to consider the sales of our Consumer Information and Educational Information groups.

*Consolidation*

Our consolidated financial statements include our financial statements and those of all of our subsidiaries in which we had an ownership interest of more than 50% in the relevant period. Our consolidated balance sheet reflects 100% of the assets and liabilities, and results of operations, of our consolidated subsidiaries as at the relevant date. The minority interests in the consolidated subsidiaries are recorded separately on our consolidated balance sheet and statement of earnings. Our consolidated

financial statements consolidate proportionately the assets and liabilities and results of operations of those subsidiaries in which we have an ownership interest of exactly 50%. Our investments in entities in which we own less than 50% are recorded separately (under the equity method) as equity investments.

*Other*

With respect to the principal Dutch pension plan we maintain for the benefit of our employees, if, in any given year, the interest on the actuarial reserve exceeds 4%, that excess is returned to us and is treated as interest income. Conversely, if, in any given year, the interest on this actuarial reserve is less than 4%, we are obliged to contribute to the pension plan the amount necessary to make up the difference between the actual interest and 4%, which is treated as an interest expense.

**Results of Operations—Year ended December 31, 2000 versus year ended December 31, 1999**

Our net revenues increased by 20% to €3,385 million in 2000 from €2,809 million in 1999. While all core business activities saw increases in net revenues, the increase was principally due to (1) growth from continuing businesses (especially in the Business Information group, principally through BPI Communications Inc., or BPI) (10%), (2) the acquisition of Nielsen Media Research and various other acquisitions in the United States and Europe, partially offset by the divestiture of our Newspapers group (6%), and (3) currency translation gains, principally from the conversion of U.S. dollar revenues into euro (4%).

Total operating costs and expenses increased by 20% to €2,684 million in 2000 from €2,239 million in 1999. This increase, principally in the costs of raw materials, personnel and other operating expenses, was principally due to the various acquisitions and divestitures and to costs associated with growth in existing businesses. This increase was proportionate to the increase in net revenues resulting from our acquisitions and divestitures and to the growth in continuing businesses. The increase was partly the result of currency translation effects, mainly arising from the conversion of U.S. dollar expenses into euro.

Operating income increased by 23% to €701 million in 2000 from €570 million in 1999. This increase was principally due to the acquisition of our Marketing Information businesses in the United States with a higher profit margin than that of our divested Newspapers group, currency translation gains, principally arising from the conversion of U.S. dollar revenues into euro, and advertising revenue growth from existing businesses. This increase was partially offset by higher start-up costs (in total €129 million) for our Internet activities, including NetRatings, and other print and non-print activities. Including equity in operating income of non-consolidated subsidiaries of €29 million (an approximate 17% decrease from 1999, due to operating losses of €3.7 million from the new NetRatings joint ventures and €5.3 million from our 40% interest in Spott Multichannel), total operating income before goodwill amortization increased by approximately 21% to €729 million in 2000 from €604 million in 1999.

Goodwill amortization was €186 million in 2000 and €73 million in 1999, reflecting the goodwill amortization created on the acquisitions of Nielsen Media Research, NetRatings, Miller Freeman USA and other acquisitions, as well as the strength of the U.S. dollar against the euro, which affects goodwill valued in local currency. The principal components of goodwill amortization in 2000 were €38 million in respect of World Directories and €79 million in respect of Nielsen Media Research. Goodwill amortization in respect of a number of minor acquisitions accounts for the remaining €69 million. As a result, operating income after goodwill amortization was €544 million in 2000 and €531 million in 1999. Operating income as a percentage of net revenues, or operating margin, a benchmark indicator we use to assess overall performance, increased to approximately 20.7% in 2000 from 20.3% in 1999.

Interest expense increased by 43% to €193 million in 2000 from €135 million in 1999. The increase in interest expense was principally due to loans connected with the acquisition of Nielsen Media Research and NetRatings, a debenture loan of €500 million and €265 million aggregate principal amount of 1.75% convertible subordinated bonds due 2004. Interest income increased by 149% to €52 million in 2000 from €21 million in 1999. This increase was principally due to the interest income on the proceeds from an issue of shares of NetRatings, which was fully consolidated with a 54% (now 64%) majority interest and interest income as a result of the divestiture of our Newspapers group. Accordingly, net financial income and expense reduced operating income after goodwill amortization by €141 million in 2000, compared to €114 million in 1999.

Income taxes increased by 9% to €162 million in 2000 from €149 million in 1999. This increase was principally due to our higher taxable income, partially offset by higher tax deductible interest expenses in countries (mainly the United States) with a relatively high tax rate. Minority interests in 2000 amounted to €19 million, similar to minority interests in 1999 of €21 million.

Earnings before goodwill amortization and extraordinary items increased by 27% to €407 million in 2000 from €320 million in 1999. This increase principally reflected earnings from database revenues received through Nielsen Media Research and increased revenues (mainly advertising revenues) from existing businesses. The increase was partially offset by the loss of circulation and advertising revenues from the divested Newspapers group we sold.

Extraordinary items were €577 million in 2000. This arose on the divestiture of our Newspapers group. Extraordinary items after income taxes in the amount of a loss of €2 million were reported in 1999.

Net earnings increased by 226% to €799 million in 2000 from €245 million in 1999.

*Marketing Information*

Net revenues doubled to €1,107 million in 2000 from €554 million in 1999 (restated to reflect the new segmentation of our business lines, effective January 1, 2000). This increase was primarily due to the consolidation of Nielsen Media Research (as from October 27, 1999) and NetRatings and the strength of the U.S. dollar against the euro on revenues from the U.S. activities of our Marketing Information group. Total operating income increased by 140% to €211 million in 2000 from €88 million in 1999. This increase was primarily due to the consolidation of the results of Nielsen Media Research, partially offset by the start-up losses of NetRatings. The increase in total operating income was proportionately larger than the increase in net revenues principally due to the contribution of the higher margin businesses of Nielsen Media Research, which we acquired on October 27, 1999.

*Business Information*

Net revenues increased by 41% to €911 million in 2000 from €645 million in 1999. The 1999 figure reflects a restatement of our results of operations for 1999 as described above. This increase reflected the development of our activities in the United States and the acquisition of Miller Freeman USA. Total operating income increased by 35% to €165 million in 2000 from €122 million in 1999. This increase was proportionately lower than the increase in net revenues primarily due to increased costs for the Internet activities of our Business Information group and the seasonality of revenues from Miller Freeman USA (acquired on September 1, 2000), which were partially offset by the higher incremental margin of the additional advertising and trade shows revenues of our existing businesses.

The Business Information group focused significantly on the further expansion of its Internet operations in 2000.

*Directories*

Net revenues increased by 5% to €433 million in 2000 from €414 million in 1999. This increase related to the organic growth of the existing businesses and additional Internet revenues. Total operating income increased by 5% to €236 million in 2000 from €224 million in 1999. This increase was equal to the increase in net revenues as a result of the release of certain provisions for legal costs and doubtful debts made in 1999, that were connected with the decrease in our interest in the Puerto Rican operations in 1999 from 100% to 40%, offset by higher investments in the Internet by our operating companies.

*Consumer Information*

Net revenues increased by 12% to €823 million in 2000 from €732 million in 1999. This increase was principally due to higher advertising revenues in The Netherlands. Due to adverse market conditions, advertising revenues from Belgium did not increase from 1999. Total operating income increased by 12% to €137 million in 2000 from €122 million in 1999. This increase was primarily due to the favorable development of activities in the Czech Republic and Hungary, partly as a result of the acquisition of EKH Egyesült Kiadói Holding Kft, offset by the start-up costs of the Internet activities of our Consumer Information group and disappointing market conditions in Belgium.

*Educational Information*

Net revenues increased by 10% to €76 million in 2000 from €69 million in 1999. This increase was primarily a result of the favorable development of our primary and secondary education businesses. Total operating income increased by 13% to €17 million in 2000 from €15 million in 1999 due to higher revenues and lower operating expenses.

*Other Activities*

Net revenues increased by 169% to €35 million in 2000 from €13 million in 1999 (which excludes net revenues of the Newspapers group in 1999 of €382 million). This increase was principally due to the divestiture of Scoot—The Netherlands and Scoot—Belgium, resulting in a book gain, which was recognized in miscellaneous revenues. Total operating loss increased by 3% to a loss of €37 million in 2000 as compared to a loss of €36 million in 1999. This decrease principally reflected our share (40%—€5.3 million) of the operating loss of Spott Multichannel (a non-consolidated subsidiary), partly offset by lower costs of our headquarter offices and lower losses of Scoot—The Netherlands and Scoot—Belgium as a result of the divestiture of these subsidiaries.

**Results of Operations—Year ended December 31, 1999 versus year ended December 31, 1998**

Our net revenues increased by 16% to €2,809 million in 1999 from €2,427 million in 1998. The increase in net revenues was principally due to (1) the acquisition of our Directories business in February 1998 and Nielsen Media Research in October 1999 (9%), (2) improved revenues in Business Information USA, Consumer Magazines and World Directories (although there were increases in revenues generally across nearly all of our areas of business operations) (4.5%) and (3) currency translation gains, principally from the conversion of U.S. dollar revenues into euro (2.5%).

In comparing 1999 with 1998, a number of acquisitions must be taken into account including: World Directories (February 1998), a 60% interest in Soundscan (March 1998), a 55% interest in Sachs Group (May 1998), Shore-Varrone (October 1998), Medtrade Management Group (January 1999), Macfadden Publishing (February 1999), J. Whitaker & Sons (June 1999) and Nielsen Media Research (October 1999).

Total operating costs and expenses increased by 15% to €2,239 million in 1999 from €1,953 million in 1998. This increase was principally due to the increased costs of purchased services, personnel and other operating expenses, resulting mainly from the acquisition of World Directories and a number of marketing information and publishing companies in Business Information USA.

Operating income increased by 20% to €570 million in 1999 from €473 million in 1998. This increase was principally due to the acquisition of businesses with higher margins, including World Directories, Nielsen Media Research and other marketing information companies in Business Information USA, together with higher advertising and circulation revenues in Consumer Magazines. Including equity in operating income of non-consolidated subsidiaries of €35 million (a 94% increase over 1998), total operating income before goodwill amortization increased by 23% to €604 million in 1999 from €491 million in 1998. This increase in equity in operating income of non-consolidated subsidiaries mainly reflected the shift of ownership of our telephone directory business in Puerto Rico, which, effective January 1, 1999, became a non-consolidated subsidiary (as a result of decreasing our interest in that business to 40% from 100%) and improved results from our minority interest in ORG-MARG (India) Ltd.

Goodwill amortization was €73 million in 1999, compared with €39 million in 1998, primarily reflecting the full year of goodwill amortization resulting from the acquisition of World Directories, the two month goodwill amortization resulting from the acquisition of Nielsen Media Research, and the goodwill amortization of certain other acquisitions, including marketing information service businesses (SoundScan and Sachs Group), trade show producers (Shore-Varrone and Medtrade Management Group), and the titles acquired from Macfadden Publishing. Operating income as a percentage of net revenues, or operating margin, a benchmark indicator used by us to assess overall performance, was 20.3% in 1999, which is above the operating margin in 1998 of 19.5%.

Interest expense increased by 32% to €135 million in 1999 from €102 million in 1998. The increase in interest expense was principally due to a full year of interest expense relating to the acquisition of World Directories which was acquired in February 1998 and the two months of interest expense relating to the acquisition of Nielsen Media Research which was completed in October 1999. Interest

income declined by 7% to €21 million in 1999 from €22 million in 1998. This decrease was principally due to lower cash balances. Accordingly, the net results from financial income and expense reduced operating income after goodwill amortization by €114 million in 1999, compared to an €80 million reduction in 1998.

Income taxes increased by 15% to €149 million in 1999 from €130 million in 1998. This increase was principally due to higher taxes resulting from increased income stemming from various acquisitions which were mostly consummated in certain high-tax jurisdictions. Due to the acquisition of the World Directories business, minority interests in 1999 increased to €21 million, compared with €10 million in 1998.

Earnings before goodwill amortization and extraordinary items increased by 18% to €320 million in 1999 from €272 million in 1998. This increase principally reflected increased advertising and database services revenues (mainly from Business Information USA, World Directories and Consumer Magazines) and as a result of various acquisitions and organic growth of existing businesses.

Extraordinary items decreased to a loss of €2 million in 1999 from a profit of €18 million in 1998. Extraordinary items in 1999 included a book profit on the sale of our minority interest in Scoot.com as well as a provision relating to a write-down of our interests in two Internet venture capital funds. In 1998, the extraordinary items related to a book gain as a result of the divestiture of subsidiaries as well as a write-down of our minority interest in Scoot.com.

Net earnings decreased by 2% to €245 million in 1999 from €251 million in 1998.

*Consumer Magazines*

Net revenues increased by 13% to €732 million in 1999 from €649 million in 1998. This increase was principally due to the consolidation of RCV Entertainment BV and Uitgeverij Veldhuis BV as of July 1999. These companies had previously been included in equity in non-consolidated subsidiaries. In addition, Geomatic International BV was consolidated from September 1999 onwards. The existing businesses generated higher advertising revenues in 1999 compared with 1998. Technical production costs as well as paper costs were stable. Total operating income increased by 13% to €122 million in 1999 from €108 million in 1998.

*Telephone Directories and Information Services*

Net revenues increased by 8% to €414 million in 1999 from €383 million in 1998. This increase related to higher revenues generated from increased advertising sales, and higher revenues generated from the establishment of a joint venture with Belgacom (the Belgian state telephone operator and a previous direct competitor) to publish directories in Belgium. This increase was, however, partially offset by the loss of consolidated revenues from our telephone directory business in Puerto Rico, which, effective January 1, 1999, became a non-consolidated subsidiary (as a result of our having decreased our interest in that business to 40% from 100%). Total operating income increased by 24% to €224 million in 1999 from €181 million in 1998. This increase was proportionately higher than the increase in net revenues principally as a result of increased advertising revenues recognized over a relatively fixed cost base.

*Business Information Europe*

Net revenues increased by 2% to €336 million in 1999 from €330 million in 1998. This increase resulted from the growth of the existing marketing information business of Claritas, the launch of new marketing information operations in Poland and certain acquisitions of marketing information operations. These were partially offset by lower advertising revenues as a result of a decline in recruitment advertising in the United Kingdom. Total operating income decreased by 15% to €39 million in 1999 from €46 million in 1998. This decrease resulted from the decline in recruitment advertising and higher start-up costs for Internet-related activities in the publishing business. Operating income of the Business Information Europe group was under pressure due to substantial start-up costs in Germany, Poland and Spain and an organizational restructuring in Germany.

*Business Information USA*

Net revenues increased by 44% to €863 million in 1999 from €600 million in 1998. This increase was primarily due to certain acquisitions of the Business Information USA group (including Nielsen

Media Research) and of trade publications and trade show organizers (among others Macfadden Publishing and Shore-Varrone) and increased revenues from certain publications. The increase was partially offset by dispositions of certain trade publications and a slow-down in the development of certain marketing information businesses. Total operating income increased by 36% to €171 million in 1999 from €126 million in 1998. This increase was proportionately less than the increase in net revenues due primarily to lower marketing information systems revenues.

*Educational Publishing*

Net revenues increased 21% to €69 million in 1999 from €57 million in 1998. This increase resulted from higher revenues for secondary educational publishing. Total operating income increased 67% to €15 million in 1999 from €9 million in 1998, principally due to higher revenues and a relatively fixed cost base.

*Other Activities*

Net revenues decreased 58% to €13 million in 1999 from €31 million in 1998. This decrease principally reflected the shift of RCV Entertainment BV and CVI Media Group BV to Consumer Magazines. Total operating income increased by 5% to a loss of €36 million in 1999 from a loss of €38 million in 1998 due to the increased results of ORG-MARG (India) Ltd, partly offset by the shift of operating income from RCV Entertainment BV and CVI Media Group BV to Consumer Magazines.

*Newspapers*

Net revenues increased by 1% to €382 million in 1999 from €377 million in 1998. This increase reflected higher advertising revenues, particularly recruitment advertising. Total operating income increased by 17% to €69 million in 1999 from €59 million in 1998. This increase was proportionately higher than the increase in net revenues principally due to higher advertising revenues and lower costs (primarily lower paper costs), together with higher equity in operating income from non-consolidated subsidiaries.

## Liquidity and Capital Resources

Historically, our principal source of liquidity has been cash generated from operations. However, since 1998 we have acquired World Directories, Nielsen Media Research, Miller Freeman USA and ACNielsen for an aggregate amount of approximately €7.8 billion. The acquisition of World Directories was financed with the issuance of a subordinated private placement (€227 million), the 2.75% convertible subordinated bonds (NLG750 million, or approximately €340 million), a syndicated bank loan (€1,248 million) and a debenture loan (€272 million). The acquisition of Nielsen Media Research was financed with the issuance of share capital (€985 million), convertible subordinated bonds (€265 million), a debenture loan (€500 million) and the proceeds of the sale of the Newspapers group (€817 million).

In order to finance the acquisition of Miller Freeman USA, we issued 10.3 million common shares in September 2000, with net proceeds of €595 million.

In order to finance the acquisition of ACNielsen, we arranged in December 2000 the ACNielsen Bridge Loan which must be repaid by December 16, 2001. The ACNielsen Bridge Loan will be partly repaid from the proceeds of this offering. We also intend to use the proceeds of any sale of our Consumer Information and Educational Information groups to further repay the ACNielsen Bridge Loan.

Our total debt outstanding at April 30, 2001 was €5,849 million, comprising long-term debt of €2,292 million (included subordinated loans of €492 million) and short-term debt of €3,557 million (including the ACNielsen Bridge Loan and the current portion of long-term debt). Approximately 36% of the total debt is denominated in a variety of euro-related currencies and the balance in other currencies.

On April 17, 2001, we converted or redeemed all our 2.75% convertible subordinated bonds with an NLG750 million aggregate principal amount. In total, holders of 11% (or NLG78 million) of the aggregate value of these bonds elected to convert their bonds into common shares. The balance of NLG672 million, or €305 million, was redeemed. We have arranged a financing facility of €340 million in order to finance this redemption.

At December 31, 2000 we had in place multi-year and multi-currency standby bank facilities of €227 million with several banks. At April 30, 2001, a total of $190 million was drawn down under these facilities.

Our interest coverage ratio is calculated by dividing total operating income before goodwill amortization plus interest income by interest expense and is used by our management for benchmarking purposes.

In connection with certain of our borrowings we are required to maintain a minimum financial covenant interest coverage ratio of 3:1. This financial covenant interest coverage ratio is calculated by dividing total operating income before goodwill amortization plus depreciation of property, plant and equipment by the balance of interest expense and interest income. In this calculation, our share of the operating income of non-consolidated subsidiaries cannot be more than 10% of operating income of consolidated subsidiaries.

Total scheduled repayments under our long-term debt obligations (excluding the €265 million aggregate principal amount of the 1.75% convertible subordinated bonds which by their terms may be converted into common shares) in the following years will be: 2001—€522 million (including the €305 million redemption of our 2.75% convertible subordinated bonds); 2002—€191 million; 2003—€191 million; 2004—€369 million and after 2004—€1,248 million.

Total amounts spent on acquisitions in 2000, 1999 and 1998 were €1,007 million, €2,354 million and €2,213 million, respectively. These acquisitions consisted primarily of the acquisition of Miller Freeman USA, Nielsen Media Research and World Directories. Total amounts received from divestitures of subsidiaries in 2000, 1999 and 1998 amounted to €849 million, €42 million and €134 million, respectively.

Dividends paid decreased to €66 million in 2000 from €83 million in 1999, which was an increase from €65 million in 1998. Paid dividends in 2000 were lower as a result of the option (for the first time) to distribute the dividend in shares. On April 27, 2001 we announced our final dividend in respect of 2000. Shareholders could elect to receive a cash dividend of €0.40 per common share or a stock dividend of one common share for every 115 common shares held. The value of the stock dividend was calculated based on the average closing price for our common shares on Euronext Amsterdam on April 25, 26 and 27, 2001. 44% of our shareholders received a stock dividend, with an aggregate value of approximately €41 million. This stock dividend, and the cash dividend of an aggregate amount of approximately €53 million, was paid on May 2, 2001. Our policy in respect of the payment of dividends in any financial year (barring unforeseen circumstances) will be a pay-out ratio of approximately 30% of our cash earnings per share, defined as earnings per share before goodwill amortization and extraordinary items.

Cash flow from operations increased to €710 million in 2000 from €530 million in 1999 and €532 million in 1998. The increase from 2000 as compared to 1999 was primarily due to the acquisition of Nielsen Media Research and the growth of continuing businesses. The decrease from 1999 as compared to 1998 was primarily due to a large change in accounts receivable and other current assets, with a negative impact on the cash flow from operations, despite the consolidation of Nielsen Media Research as of October 27, 1999. We believe that the cash flow from operations will be sufficient to finance capital expenditures, to repay debt and to pay dividends to the shareholders. Our intention is to finance future acquisitions from cash generated by operations, although we financed the acquisition of World Directories by the incurrence of debt, the acquisition of Nielsen Media Research by the incurrence of debt and an issue of shares and the acquisition of Miller Freeman USA from a variety of sources other than cash flow from operations. The acquisition of ACNielsen was initially financed by the ACNielsen Bridge Loan, which loan will be repaid in part by the proceeds of this offering and any sale of our Consumer Information and Educational Information groups. However, to the extent that cash flow is not sufficient to fund any such future acquisitions, given our debt ratios, we may consider further asset divestitures, equity offerings and debt financing to provide sufficient funds for acquisitions.

Our NLG600 million aggregate principal amount of 5.5% senior unsecured debentures due 2008 are rated A3 by Moody's Investors Service, Inc. and BBB+ by Standard and Poor's. On December 19, 2000, Standard and Poor's announced that it had placed our BBB+ rating on negative CreditWatch. On April 5, 2001, Moody's Investors Service, Inc. placed our A3 rating under review for possible downgrade.

Shareholders' equity increased to €3,747 million at December 31, 2000, from €1,834 million at December 31, 1999 and €578 million at December 31, 1998, primarily resulting from the increase of additional paid-in capital in consequence of the share issuance in November 1999 and an increase in retained earnings as a result of the divestiture of our Newspapers group. Starting January 1, 1998, we changed our accounting policy regarding goodwill from writing-off against equity before 1998 into capitalizing and amortizing on a straight-line basis over the estimated useful life of the business acquired, which is in accordance with international accounting principles. As a result of the book gains obtained by the sale of companies, as well as new shareholders' equity, guarantee capital at December 31, 2000 amounted to €4,714 million.

At December 31, 2000 we had contingent liabilities of approximately €26 million. These liabilities consist of guarantees provided on behalf of non-consolidated subsidiaries or third parties.

### Seasonality

In 2000, we changed our revenue recognition policy in respect of our Marketing Information group and revenues are now recognized throughout the entire year. Previously, approximately 75% of revenues in respect of any contract were recognized when the relevant contract was signed, with most contracts being signed in the last quarter of the financial year.

### Property, Plant and Equipment

The book value of our property, plant and equipment as at December 31, 2000 amounted to €304 million. Net investments in property, plant and equipment in 2000, 1999 and 1998 amounted to €153 million, €66 million and €50 million, respectively. In 2001 (including expenditures relating to ACNielsen and the Consumer Information and Educational Information groups), we expect this amount to be approximately €359 million. These investments consist primarily of machinery and equipment and office furniture for the operations of both Marketing Information and Business Information.

Property, plant and equipment, depreciation and the book value of investments are shown in the following table.

| | At December 31, | | |
|---|---|---|---|
| | 2000 | 1999 | 1998 |
| | (€ in millions) | | |
| Property, plant and equipment | 304 | 264 | 209 |
| Depreciation | 86 | 65 | 55 |
| Investments (per cash flow statement) | 153 | 66 | 50 |

### Prospects

On March 13, 2001, the Executive Board issued its annual report for 2000 in which it stated that, barring unforeseen events, we expect for 2001 our cash earnings per share (earnings per share before goodwill amortization and extraordinary items) to further increase.

### General

We are a leading international media and information group and in the year ended December 31, 2000 we had consolidated net revenues of more than €3.3 billion. We currently conduct our business activities in more than 100 countries worldwide and employ more than 40,000 people worldwide (assuming the intended divestitures of the Consumer Information and Educational Information groups, we would employ approximately 36,000 people). Our common shares are a constituent of the AEX index of leading Netherlands-based stocks and are listed on Euronext Amsterdam, Euronext Brussels and the Luxembourg Stock Exchange.

On February 16, 2001, we completed the acquisition of ACNielsen and intend to incorporate it into the activities of our Marketing Information group. Accordingly, all information in this section excludes information for ACNielsen. You should read the section "ACNielsen Corporation".

We currently have five business groups:

- *Marketing Information.* We collect, process and analyze data to provide clients with marketing information for use in their identification, attraction and retention of customers.
- *Business Information.* We connect buyers, sellers and other participants in specified industry segments through a variety of products, including trade publications, trade shows and related conferences and seminars and Internet sites.
- *Directories.* We operate a telephone directories and information services business, producing business and residential directories in a number of languages, in print, CD-ROM and on-line formats.
- *Consumer Information.* We publish consumer magazines in various categories, including women, men, special interests, children and lifestyle. We also publish puzzle magazines and various radio and television program guides. We have acquired or invested in Internet businesses, including ilse.nl, the leading search engine and consumer portal in The Netherlands. In addition, we have other websites, many of them connected to our magazine titles.
- *Educational Information.* We produce textbooks, workbooks and multimedia applications for courses in languages, science and social science for primary, secondary and vocational students.

In each of the two financial years ended December 31, 1999 and 1998, we organized our operations through five business groups: Consumer Magazines; Telephone Directories and Information Services (or World Directories); Business Information Europe; Business Information USA; and Educational Publishing. As a result of the acquisition of Nielsen Media Research, effective January 1, 2000, the activities formerly undertaken through the Business Information Europe and Business Information USA groups were reorganized along product rather than geographic lines into the Marketing Information and Business Information groups. In addition, our other business groups were re-named. Consumer Magazines became Consumer Information; World Directories became Directories; and Educational Publishing became Educational Information. The reorganization and re-naming was intended to reflect more accurately our current business mix.

### Strategy

We are a leading international media and information group that continually evaluates its portfolio of businesses and potential opportunities to improve the portfolio through possible acquisitions, divestitures or partnerships.

Our principal strategic objective is to develop our three core business units as follows:

- to expand our Marketing Information activities on a worldwide basis;
- to expand our Business Information activities in selected segments in the United States and Europe; and
- to expand our Directories activities, primarily in Europe, both through selective acquisitions and the introduction of related products and services.

We are seeking to divest our non-core Consumer Information and Educational Information groups.

In pursuing these strategic objectives, we intend to:

- *Focus on high growth and high margin businesses*: We will continue to concentrate on establishing and expanding business activities that offer high revenue growth and/or high operating margins. With the acquisition of Nielsen Media Research, for example, we expanded our portfolio of marketing information businesses. As marketing activities shift from mass to targeted marketing, we believe there will be a growing demand for marketing information services of the type that we are able to offer through our Marketing Information group. We believe that the data provided by marketing information services has become information that clients believe they cannot do without in order to run their own businesses effectively. This type of data is often described by clients as "must have" information in relation to which we can achieve high margins. The acquisition of the Directories business in 1998 also supported this strategic goal. The Directories business has, since its acquisition, provided both a stable stream of revenues and excellent operating margins. The divestiture of our Newspapers group, which was characterized by relatively lower growth and margins, is also illustrative of our emphasis on high growth and high margin businesses.

- *Enhance the geographic mix of our business activities*: We will continue to strive to build significant positions for our products and services in major markets around the world. Over the past few years, we have further expanded outside The Netherlands and entered new geographic markets. Most notably, we have made significant acquisitions in the United States and Western Europe, including our recent acquisitions of ACNielsen and Miller Freeman USA and as a result we are now active in more than 100 countries. On a pro forma basis as if the acquisition of ACNielsen and the acquisition of Miller Freeman USA had been effective on January 1, 2000, 82% of our consolidated net revenues for 2000 would have come from outside The Netherlands and 46% from the United States and Canada.

- *Reduce dependency on cyclical sources of revenues*: We will continue to focus on reducing our dependency on cyclical revenues such as recruitment advertising. We believe that the acquisition of Miller Freeman USA supports this strategic objective, as the significant majority of Miller Freeman USA's net revenues are derived from trade shows. These net revenues tend to be stable and recurring as participants and attendees typically attend each year. We also believe that the net revenues derived from the "must have" advertising offered by the Directories businesses and "must have" marketing information offered by Nielsen Media Research, ACNielsen and other marketing and media information companies have made our revenues less cyclical. The divestiture of our Newspapers group has reduced substantially our exposure to (1) cyclical recruitment advertising and (2) potentially volatile paper costs. On a pro forma basis as if the acquisition of ACNielsen and the acquisition of Miller Freeman USA had been effective on January 1, 2000, approximately 25% of our consolidated net revenues for 2000 would have been derived from advertising-based revenue sources, as compared with 46% for 1999. If we were to exclude revenues from advertising derived by our Directories group, which are non-cyclical, advertising-based revenue sources in 2000 would have been approximately 15% of consolidated net revenues in 2000.

- *Exploit new media opportunities*: We will continue to exploit new platforms to deliver our products and services, such as the Internet and CD-ROM. Although print products will remain an important source of information for our customers, we believe that many of our products and services may be capable of expansion to new formats of content distribution. At present, the most significant new format is the Internet. Business information products that are frequently updated and render themselves naturally adaptable to searchable formats represent promising candidates for extension to the Internet. In the marketing information services area, new opportunities are developing for data collection, such as on-line surveys and collection of data from Internet users via the Internet itself, and for the distribution of data to customers. Most of our existing Internet activities are decentralized, being administered at the operating unit level. However, to capitalize on the growing strategic importance of the Internet, we have invested both in building up and expanding our Internet activities which are related to our traditional activities, as well as investing in various Internet-related ventures. Our total Internet start-up

losses in 2000 were €63 million. In order to manage our costs we focus our efforts and investments on a limited number of projects, for example:

- Internet audience measurement service through our 64% participation in NetRatings, Inc. (active in North America) and our 93% participation in eRatings (active outside North America);
- Directories on-line: in all countries where we publish directories in printed form, the database can also be accessed on-line through the Internet;
- VNU eMedia, Inc., whose Internet activities are linked to our U.S. trade journals;
- Newmonday.com a European recruitment portal which lists employment opportunities and matches the résumés of job seekers with vacancies. This company is a 50/50 joint venture with Randstad Holding N.V.; and
- VNUnet, which is a pan European website linked to our information technology, or IT publications and aimed at IT users and buyers.

We intend to divest the Internet activities linked to the Consumer Information group and the Educational Information group together with these groups.

- *Own market-leading branded information businesses*: We intend to continue to establish and maintain leading market positions in each of our businesses. In Consumer Information, for example, we have leading magazine titles in a number of categories such as in the women's magazine category in The Netherlands, where, through titles like *Libelle* and *Margriet*, we have a pre-eminent market position. Other examples include the Directories group, in which we have very strong competitive positions in each country where we operate. The acquisitions of ACNielsen, Nielsen Media Research and Miller Freeman USA have, among other benefits, given us leading positions in the market for retail measurement, television audience measurement services and trade shows and related conferences and seminars in the United States. The acquisitions offer good opportunities for us to leverage the skills and brands purchased through these acquisitions. We believe that establishing and maintaining market leading brands allows for economies of scale, leading to higher margins, and enhances the stability of our revenues.
- *Operate under a conservative capital structure*: We intend to achieve our strategic objectives without sacrificing our conservative capital structure. One important measurement we use to evaluate our financial strength is the interest coverage ratio. It is our stated goal to maintain an interest coverage ratio (calculated by dividing total operating income before goodwill amortization plus interest income by interest expense) in the range of 4.0 to 6.0 times. As acquisition opportunities arise, we will analyze them in the context of maintaining our conservative capital structure.

## Marketing Information

### *Overview*

We collect, process and analyze data to provide clients with marketing information for use in their identification, attraction and retention of customers.

The Marketing Information group generates revenues from fees paid for the use of databases, software license contracts, fees paid for sponsorship of surveys and training and consulting fees. We believe that revenues derived from the Marketing Information group are relatively stable, even in less favorable economic conditions, as clients of the Marketing Information group tend to regard the information provided as "must have" information to operate their businesses. In addition, many of the Marketing Information group's contracts are of a long-term nature.

At December 31, 2000, the Marketing Information group had approximately 9,470 full-time equivalent employees of which approximately 75% were based in the United States and Canada with the remainder in Europe and India.

### *Key Products and Geographic Markets*

In the United States and Canada, we provide marketing information services in three principal areas: (1) media information; (2) precision marketing; and (3) entertainment information. In Europe, we primarily provide precision marketing services.

*Media Information*

We offer television and Internet ratings services, media rates and data for the advertising industry, local market consumer behavior information, advertising expenditure data and analysis, and media planning, optimization and buying software tools. The television ratings data provided by Nielsen Media Research is the common standard, or "currency", for setting television advertising rates in the United States. Through our consumer behaviour and advertising expenditure software, we are able to assist advertisers and advertising agencies in finding the most efficient way for an advertiser to reach its target consumers, by indicating specific media, titles and geographic markets where expenditures on advertising may best be spent.

Through Nielsen Media Research, we operate the leading television ratings services in the United States and Canada. Nielsen Media Research estimates television audience size and demographics and reports this and related information to a diverse client base on a subscription basis. Clients include advertisers, advertising agencies, broadcast networks, cable networks, program syndicators, cable operators, sports organizations, television stations and station representatives. Nielsen Media Research accounted for approximately 17% of our net revenues in the year ended December 31, 2000.

In 2000, advertisers in the United States spent approximately $53 billion on national and local television advertising, reaching approximately 101 million U.S. television households, according to McCann-Erickson Worldwide.

Through Nielsen Media Research, we offer four principal television ratings services:

- *Measurement of U.S. national television audiences*. We provide audience measurement and related services to 7 national television broadcast networks, over 50 national and regional cable networks, more than 100 program syndicators, and more than 150 national advertising agencies and advertisers. Audience measurement data are collected and distributed daily to subscribers through Nielsen People Meters, or People Meters, installed in approximately 5,000 randomly selected households across the United States. People Meters not only collect television set tuning data (which channel the set is tuned to) but also the demographics of the audience (who in the household is watching). This service accounted for approximately 47% of Nielsen Media Research's net revenues in 2000.

- *Measurement of U.S. local television audiences in each of the 210 designated marketing areas, or television markets, in the United States*. We provide audience measurement and related services to more than 1,000 television stations; over 1,500 national, regional and local advertising agencies and advertisers and over 150 cable systems and regional interconnects. Nielsen Media Research currently uses set meters which enable Nielsen Media Research to deliver household audience (as opposed to individual viewer) estimates on a daily basis to subscribers in 50 of these television markets (representing approximately 68% of television households in the United States). Nielsen Media Research intends to install People Meters in four additional local television markets by the end of 2001. In each of the 210 markets, written diaries kept by household members also are used during designated measurement periods to collect audience demographic estimates which are integrated with the metered television set tuning data where meters are present. This service accounted for approximately 42% of Nielsen Media Research's net revenues in 2000.

- *Measurement of U.S. national and local television audiences among U.S. Hispanic households*. We provide advertisers, advertising agencies, television networks and syndicators with audience measurement and related services nationally as well as in 16 local television markets which have a significant Hispanic population. Based on a sample of approximately 800 Hispanic households across the U.S., we use People Meters to collect Hispanic audience data. This service accounted for approximately 5% of Nielsen Media Research's net revenues in 2000.

- *Measurement of Canadian national television audiences and local television audiences in Toronto and Vancouver*. We offer audience measurement and related services derived from People Meters to national and regional broadcasters, cable networks, advertising agencies and advertisers in Canada. This service accounted for approximately 2% of Nielsen Media Research's net revenues in 2000.

- *Emerging markets*. We optimize our significant market strengths and capabilities in developing new products: Monitor-Plus, New Millennium and New Media Services. These services accounted for approximately 4% of Nielsen Media Research's net revenues in 2000.

Subscribers to Nielsen Media Research's television audience measurement and related services receive reports consisting of specific sets of viewing data, some of which are syndicated reports covering all or major portions of the television industry, and some of which are customized. Reports are available both electronically and in printed form. In addition, subscribers can elect to license Nielsen Media Research software, which enables them to access, manipulate and customize varying levels of information directly from the Nielsen Media Research database. Through Nielsen Media Research, we also offer services that enable advertisers to manage their media spending by linking television ratings to commercial occurrences.

Through Monitor-Plus, we provide commercial occurrence data and track "share of spending" and "share of voice" (the proportion of all advertising within a product category attributable to a particular brand or advertiser) by company, by brand, and by product category across 15 monitored media. Such media include print, outdoor advertising, radio and free-standing inserts as well as television, for which Monitor-Plus also reports at the creative execution and campaign level. This service offers the data and tools necessary for advertisers and advertising agencies to manage their media spending by enabling them to understand their own performance and that of their competitors. Clients use the data to determine competitive advertising trends and performance within markets of interest. The media also use this service for sales planning and targeting.

Through our 64% shareholding in NetRatings, Inc., or NetRatings, a NASDAQ-quoted company (ticker symbol NTRT), we provide Internet audience measurement and analysis services which assist our clients in determining their Internet strategies. NetRatings pioneered real-time Internet measurement technology that delivers accurate and timely information collected from a representative sample of Internet users and augments it with detailed, flexible reporting and in-depth analyses. Through our Nielsen//NetRatings audience measurement and analytical services, NetRatings provides a wide array of syndicated media and market research products. Nielsen//NetRatings collects real-time data from more than 80,000 panel members in the United States and Canada. The U.S. panel sample consists of 61,000 at-home users, 8,000 at-work users and 1,100 home/work users. The Canadian panel sample consists of 10,500 users. Outside the United States, Canada and Japan, NetRatings' services are provided through ACNielsen eRatings.com, or eRatings, a joint venture with ACNielsen. eRatings measures the Internet experiences of more than 115,000 Internet users in 20 countries outside the United States, Canada and Japan. Additionally, in Japan, NetRatings, together with eRatings, has a substantial minority interest in a joint venture called NetRatings Japan KK, or NRKK. Through NRKK, NetRatings collects real-time data from 19,000 panelists in Japan to provide the Japanese market with Internet services similar to those found in other countries covered by eRatings. You should read "ACNielsen Corporation—Internet".

NetRatings and eRatings have a combined customer base of over 770 clients worldwide, including leading advertising agencies, new and traditional media companies, blue-chip advertisers in consumer packaged goods and retail, financial service institutions and e-commerce providers.

Through our subsidiary, Scarborough Research, we are a leading provider of local market consumer information in the United States. Scarborough Research has over 1,800 clients, including newspaper groups, radio stations, broadcast networks, cable networks, providers of on-line services, advertising agencies and advertisers. A total of 74 local markets is measured at regular intervals via telephone surveys, product booklets and diaries. In addition, Scarborough Research utilizes a fill-in sample which provides national coverage. Categories surveyed are consumer retail shopping behavior, product consumption, media usage, lifestyle behavior and all demographics. Scarborough Research overlays this information with consumer attitudes towards, and preferences for, retail stores, consumer products and brands, financial and insurance products, vacation destinations, airlines, sports, and entertainment to form a complete consumer profile. This qualitative behavior information is used by advertisers to differentiate product consumption in different markets in order to better target their advertisements, and by media to show qualitative differences in audience ratings.

Our subsidiary, SRDS, Inc.'s comprehensive database has, for over 80 years, provided detailed information about advertising rates, circulation and other critical advertising information for all forms of media, including magazines, newspapers, television, radio, on-line, out-of-home and direct marketing.

This information is used by advertisers and advertising agencies to plan media campaigns and make media purchases.

Our subsidiary, Interactive Market Systems, Inc., integrates data and systems to deliver high-level software solutions that meet the information analysis, marketing and media planning requirements of advertising agencies and advertisers and the print and broadcast media. The powerful systems available through Interactive Market Systems provide instant access to hundreds of databases, individual planning modules and powerful flow-charting capabilities.

Our subsidiary, Marketing Resources Plus, provides integrated broadcast and print planning and buying systems for advertising agencies, supporting over 12,000 media professionals.

*Precision Marketing*

We help advertisers to determine certain characteristics of their potential and existing customers, for example, where they live and shop, what they buy and how best to reach them. We provide precision marketing services at both the household or individual level (one-to-one), as well as at the mass-marketing level (one-to-many).

One-to-one precision marketing services are offered under the Claritas brand in nine European countries and in the United States. We are currently preparing the launch of the Claritas brand in India, where we operate through our company ORG-MARG (India) Ltd. Claritas' clients are companies engaged in business-to-consumer and business-to-business marketing.

One of the basic services offered through Claritas is list rental. This involves the sale of the names and addresses of particular consumers to clients. Our computer systems are able to sort this information to client specifications, for instance by address, household income levels or other demographic identifiers, such as families with children. More complex services offered include the application of sophisticated segmentation techniques to geographic and demographic information in a process called geodemographics with the goal of developing predictive indicators of consumer behavior in relation to the areas where the relevant consumers live. This type of service can be used, for example, to identify the most appropriate consumers or neighborhoods for direct mailing campaigns or to help manufacturers determine their relative market position in specific retail outlets. We offer predictive modeling techniques to analyze a client's database to identify its best customers for acquisition, retention or upselling. We also offer services designed to maintain and improve our clients' databases and to overlay these databases with our proprietary databases for further analysis.

We deliver precision marketing services to clients in a variety of formats, including on-line and CD-ROM. Basic list rental services are typically provided in electronic format. With respect to more sophisticated services involving geodemographics and predictive modeling techniques, we may license analytical software to a client that will allow the client to conduct their own analyses. These licenses typically have terms ranging from 12 to 36 months. In many cases, we sell our technical assistance on site to provide additional analytical support and troubleshooting as well as industry expertise.

*Europe*

In Europe, we principally market our precision marketing services to companies in the consumer goods and services and retailing sectors, as well as to companies in the financial services, charitable, telecommunications, utilities, media and automotive sectors. European users of precision marketing services have, to date, comprised a relatively defined group, and we rely on our leading Claritas brand and our own areas of expertise to reach existing and potential clients. Our leading clients in Europe include Unilever, Procter & Gamble, BSkyB, Deutsche Bank, Allianz, Renault and BMW. No single client accounted for more than 10% of Claritas' revenues in 2000 or 1999.

In Europe, our precision marketing services use demographic, geographic and consumer lifestyle and behavior data that are continuously collected from a wide variety of sources. These sources include detailed surveys mailed directly to individuals, warranty and product registration cards and publicly available information. The information obtained ranges from age, gender, marital status, occupation and income to hobbies, items recently purchased and amounts of disposable income spent on various categories of goods and services. In the case of surveys, clients may sponsor and assist in the cost of a survey in return for the inclusion of questions of specific interest to that client. As response rates to surveys can be low, we expend considerable resources to ensure that our data are as complete as is reasonably possible. It is expected that the Internet will become a tool for data collection, subject to compliance with applicable data protection laws.

In the United States, we, through Claritas, offer one-to-one precision marketing services to the financial services, telecommunications and utility sectors. These include segmentation systems, data warehousing, databases such as Market Audit (banking) and Convergence Audit (insurance), precision marketing tools and modeling applications. Claritas also provides site planning systems and analytical tools to the retail, commercial real estate and restaurant sectors as well as service bureau demographic data and census updates to all industry sectors.

Claritas has developed several new products and services to expand into the on-line sector. These services include segmentation of click stream Internet information to measure use and behavior, which is a service developed with NetRatings, matching web site promotional content to visitors' interest and developing links to on-line and offline behavior.

Claritas has also developed a range of e-commerce products that allow our customers to access data and applications over the Internet. In addition, Claritas has announced the formation of a strategic technology alliance with MapInfo to develop a new mapping and reporting solution to support market and site analysis. This alliance will provide solutions for reporting, mapping, analysis and data integration through enterprise-wide deployments.

We offer one-to-many precision marketing services, primarily to fast moving consumer goods companies, through Spectra Marketing Systems, Inc. and Trade Dimensions/National Research Bureau.

Through our subsidiary, Spectra Marketing Systems, Inc., we offer consumer lifestyle/lifestage segmentation analysis to the retail and consumer packaged goods industries. Our proprietary Spectra Grid (the industry standard for describing key consumer segments), matches consumer groups to retail shopping locations (via trading area methodology), and describes retail shopping environments (including location, volume and key store statistics). We use this to offer marketing and merchandising strategies for our clients.

Through our subsidiary, Trade Dimensions/National Research Bureau, we are the leading provider of marketing store and account level data and retail-site specific information to consumer packaged goods manufacturers, retailers and the retail real estate industry.

In the United States, in order to provide our precision marketing services, we access information from various data providers, in addition to our own proprietary data. We also have access to the U.S. census, which is produced every ten years and updated annually, all of which is compiled at county code level. Our proprietary information is obtained from our other marketing information sources, including patient information databases and retail databases, as well as proprietary customer segmentation software and systems.

*Entertainment Information*

We offer a variety of entertainment information services in the United States, primarily in the fields of music and film.

Through our subsidiary, Broadcast Data Systems, LLC, we are the leading provider of music airplay detections on radio stations which are monitored 24 hours per day, 7 days a week in 100 U.S. markets. This data is primarily sold to music labels, radio stations and performing rights organizations. Using patented computer technology, Broadcast Data Systems, LLC monitors more than 1,100 radio stations across the United States continuously and provides the data daily, and, in certain cases, in real-time to its client base via the Internet. In addition Broadcast Data Systems, LLC has a 49% interest in Music Control which monitors music airplay in the major markets of Germany, the United Kingdom and 16 other European countries.

Through our subsidiaries, SoundScan, BookScan and VideoScan, we track and report retail sales of audio products, books and video entertainment products, respectively. Each of these businesses compiles point of sale data from retailers on a weekly basis. The data is delivered via the Internet and is used by clients to monitor their market share. In addition we sell micro-marketing business solutions utilizing our proprietary data as well as data from other subsidiaries and external suppliers in conjunction with our company's segmentation systems.

Through our subsidiary, The National Research Group, Inc., we are the leading U.S. market research firm to the motion picture industry, predicting the gross box office receipts of upcoming and

recently released theatrical movies and compiling film awareness studies. We also provide consulting services to the motion picture industry based on our research. Our research is used by the industry to make changes to their marketing plans. Our clients include all the major film studios.

*Competition*

*Media Information*

In this area, we have a number of competitors. In the United States, we face competition from ADcom Information Services, which offers individual local cable system measurement, and in Canada our competitors include BBM Bureau of Management, acting alone or with Taylor Nelson Sofres. Our U.S. advertising expenditure measurement business, Monitor-Plus, faces competition from Competitive Media Reporting, and our Nielsen//NetRatings business faces competition from Jupiter Media Matrix, Inc. and several other companies which participate in Internet audience measurement.

*Precision Marketing*

While we believe that Claritas is a leading provider of precision marketing services in Europe, Claritas has a number of competitors in Europe, including pan-European companies (such as Experían and ConsoData) as well as various local competitors in each of our geographic markets such as Wegener in The Netherlands and the United Kingdom, ConsoData in France, Schober in Germany and a number of local competitors in Italy. Claritas' competitors in the United States include MapInfo, CACI, SRC, and Thompson Associates with respect to site and market analysis and Acxiom, Experían, Equifax, D&B and InfoUSA with respect to customer targeting.

*Entertainment Information*

We face competition from RCS/Media with respect to Broadcast Data Systems LLC's radio airplay monitoring business in the United States.

*Strategic Initiatives*

We have expanded our range of precision marketing services in several European markets. We expect that further growth in this area will come both organically and through acquisition. One of our objectives is to leverage our U.S. expertise and experience in on-line applications to adapt and introduce, as appropriate, the full range of marketing information services throughout Europe, with a particular focus on strengthening positions in existing countries of operations.

We are making substantial investments in technology in our Marketing Information group in order to ensure our ability to deliver data in formats compatible with a variety of software applications employed by our clients, and also to remain current with Internet developments and focus on key strategic alliances. In the United States and Europe, we intend to continue to leverage and, where appropriate, increase by acquisition our breadth of services across our marketing information portfolio in order to provide a wide range of services to the industries we serve.

We will seek opportunities to further develop on-line applications including e-commerce technologies, precision marketing tools, television audience measurement and advertising expenditure measurement data delivery systems.

**Business Information**

***Overview***

We connect buyers, sellers and other participants in specified industry segments through a variety of products, including trade publications, trade shows and related conferences and seminars and Internet sites. The acquisition of Miller Freeman USA has significantly strengthened our trade show business in the United States, Brazil and Argentina. In the United States, Miller Freeman USA is one of the largest trade show organizers, a leading publisher of trade publications and undertakes related on-line activities. The activities of the Business Information group are primarily undertaken in six European countries, the United States, Brazil and Argentina. At December 31, 2000, the Business Information group had approximately 3,775 full-time equivalent employees.

The Business Information group generates revenues from publishing activities, organizing trade shows and, to a limited extent, associated Internet-related activities. Revenues from publishing activities

consist principally of revenues from advertising, subscriptions and single-copy sales. Trade publications such as *Foodservice Director* in the United States and *Computing* in the United Kingdom generate virtually all of their revenues from advertising included in their publications, which are distributed by "controlled circulation" (free of charge) and targeted at niche markets. Publishing-related advertising revenues consist of display and classified/recruitment advertisements and tend to be both seasonal and cyclical, depending on the nature of the industry served. Other trade publications such as *The Hollywood Reporter* in the United States and *Computer Active* in the United Kingdom rely on revenues from direct sales to, and annual subscriptions from, industry participants. We receive virtually all of our trade show revenues from organizing the trade shows and from fees resulting from the sales of booth space, although we are seeking to increase our revenues from other sources, such as attendee and advertising fees. Typically, a majority of exhibitors at each trade show pay in advance for booth space for the next show which may be on a yearly or longer cycle.

*Key Products and Geographic Markets*

*United States*

In the United States, the Business Information group is comprised of Bill Communications Inc., or BCI, BPI, VNU eMedia, Inc., and VNU Expositions, Inc.

BCI is a publisher of 59 major magazine titles and operates two conference units organized into five divisions:

- Real estate/construction/design/sewn products;
- Global shop/retail;
- Travel/management development/healthcare;
- Food/beverage/retail; and
- General merchandising division.

BPI is a worldwide media company producing over 20 business-to-business publications (including *Billboard*, *Adweek*, *The Hollywood Reporter* and *Editor & Publisher*).

Our Business Information group was significantly strengthened by the acquisition of Miller Freeman USA. Miller Freeman USA is one of the largest trade show organizers in each of the United States, Brazil and Argentina. Trade shows and related conferences and seminars allow sellers to conduct a large volume of face-to-face sales presentations to qualified buyers in a short period of time. Attendees include manufacturers and developers, sales and distribution personnel and large volume end-users. Industry leaders use these events to promote the launch of important products in order to reach decision-makers in their respective industries.

The multimedia activities of our Business Information group in the United States are co-ordinated by VNU eMedia, Inc. We operate a number of websites that correspond to our off-line products.

*Europe*

Our European business publishing operations were established in the early 1970s. Today we publish approximately 70 business publications in seven European countries with a total circulation of approximately 70 million copies per year. These publications cover a range of subject areas, including computing information, the environment, electronics, finance, management and career development.

Selected leading business publishing titles are set out in the following table:

| Title (Subject) | Frequency | Geographic Market |
|---|---|---|
| Intermediair (career development) | Weekly | Netherlands |
| Management Team | Bi-weekly | Netherlands |
| Computable | Weekly | Netherlands |
| Personal Computer Magazine | Monthly | Netherlands |
| Computer Idee | Bi-weekly | Netherlands |
| Computer Reseller News | Weekly | United Kingdom |
| Network News (computers) | Weekly | United Kingdom |
| Computing | Weekly | United Kingdom |
| Personal Computer World | Monthly | United Kingdom |
| Computer Active | Bi-Weekly | United Kingdom |
| Accountancy Age | Weekly | United Kingdom |
| IT Week | Weekly | United Kingdom |
| PC Magazine | Monthly | United Kingdom |
| PC Direct | Monthly | United Kingdom |
| Data News (computers) | Weekly | Belgium |
| PC Magazine | Monthly | Italy |
| Network News (computers) | Bi-Monthly | Italy |
| Elettronica Oggi (electronics) | Monthly | Italy |
| Automazione Oggi (process engineering) | Monthly | Italy |
| PC Professional | Monthly | Germany |
| PC Direkt | Monthly | Germany |
| Internet Professional | Monthly | Germany |
| PC Expert | Monthly | France |
| PC Direct | Monthly | France |
| SVM | Monthly | France |

We believe that we are one of the leading European IT publishers targeting both the business and the consumer reader. In order to enhance this position, on August 3, 2000 we acquired the European publishing assets of Ziff Davis Media. These consist of nine IT related titles in the United Kingdom, France and Germany. We are leveraging our publishing expertise into Internet-based applications. We believe that Internet sites focused on technology are particularly well suited to promote advertising and e-commerce because they offer a targeted user base for technology and general consumer product companies.

With the growth of the Internet and the widespread use of personal computers, cellular phones, pagers and personal digital assistants, technology has become an area of broad general interest. Users of these products and services confront an increasingly complex marketplace due to the rapid pace of change which heightens the demand for up-to-date, comprehensive information. To take advantage of this trend, we have launched vnunet.com, a pan-European website containing reviews and buyer's guides for computer hardware and software, a news digest of stories of interest to IT users and buyers, a software download area, a search engine and links to other sites, including other VNU websites such as the newmonday.com Internet site (established as part of our 50/50 joint venture with Randstad Holding N.V.), the sites for our publications such as *Computer Active*, *Network News* and *Personal Computer World* and e-commerce websites. The website, vnunet.com, which has been launched in the United Kingdom, France, Italy, Spain and The Netherlands, is tailored to each country.

Similarly, we have expanded our career development publishing, an area in which we are strong, particularly in The Netherlands, to the Internet. Through the "jobworld" sites and intermediair.nl, we have targeted IT professionals throughout most of the major countries in Europe, and graduates in The Netherlands, respectively, with job listings, advertisements and careers advice. The intermediair.nl site benefits from the name recognition and content gained from our well-known recruitment-orientated publications. Because the information on these sites is often time-sensitive, the ability to provide current information offers clear advantages to Internet publications over print publications, and should be more attractive to potential customers. These websites derive revenues from a variety of sources, including banner advertising and fees for placing job advertisements and resume postings.

The Business Information group faces competition in each of its principal product markets.

In our publishing activities in the United States, the Business Information group faces competition from Reed Elsevier, Penton Media and Fairchild Publications. We typically have several competitors which target the same industry sector. Furthermore, our trade publications are subject to competition for advertising revenues from other media, and to those competitive pressures that affect the publishing industry generally, such as consolidation in markets served, discounting practices, level of consumer spending and postal and paper cost increases.

In Europe, our trade publications face competition in varying degrees for advertisers and readers. Competitors in IT publications include both pan-European publishers (such as IDG), regional publishers (including Dennis Publishing, Groupe Teste, Havas/Vivendi and Mondadori) and in other segments, a variety of local publishers. Competition is particularly intense in the U.K. and French computer magazine markets. However, we believe that we are one of the leading IT publishers in Europe and one of the only publishers with a pan-European IT Internet presence.

We believe that our recent acquisition of the European publishing assets of Ziff Davis Media will strengthen our position in the European IT publishing market. Publishing activities in Europe are also subject to competition for advertising revenue from other media, and to competitive pressures that affect the publishing industry generally.

In trade shows and related conferences and seminars, although we have significantly strengthened our position in the United States through the acquisition of Miller Freeman USA, we continue to face competition from Reed Elsevier and Advanstar. Reed Elsevier has a significantly larger trade show business than ours, as our trade shows are generally linked to our existing trade publication titles. Even in those industries on which we have focused, there are a number of competitors. The competition for trade shows is highly fragmented, both by product offering and geography. Because of the availability of alternative venues and dates and the ability to define events for particular industry segments, the range of competition for exhibitor spending, sponsorships, attendees and conferences is extensive. However, we believe that we are well positioned with the attractive venues, established dates and quality content of our trade shows, conferences and seminars. Trade associations, with strong industry ties, also provide significant competition. Skilled employees in the high margin trade show management industry are intensely sought after.

*Strategic Initiatives*

The most significant current strategic initiative for the Business Information group is the integration of Miller Freeman USA. We are also in the process of integrating a number of smaller "add-on" acquisitions in our trade publications business.

In the United States, we intend to continue to leverage and, where appropriate, increase by acquisition our breadth of products across the trade publishing product line to be a complete service provider to the industries we serve. Core markets for VNU Business Media, Inc. will principally be in service industries, including the entertainment, business travel and incentives, corporate training, food service, retail, design and business marketing sectors. We plan to manage VNU Business Media, Inc.'s portfolio of properties, divesting titles and events that do not fit its strategy for growth.

In the United States, we will also seek opportunities to further develop on-line applications, including e-commerce technologies in the areas of virtual trade shows, media buy execution systems, coupon promotions for consumer packaged goods, industry focused training products, integrated marketing of print/face-to-face/e-media offerings and more traditional areas, such as classified advertisements.

In Europe, we are undertaking a strategic initiative to distribute certain leading titles on a pan-European basis, such as *Network News*, and to develop pan-European IT and recruitment Internet sites such as vnunet.com, the "jobworld" sites and newmonday.com. Other Internet-related investments are also being made to ensure that our trade publications take full advantage of the growing dependence of consumers on the Internet.

*Overview*

Through VNU World Directories, Inc., we operate a telephone directories and information services business, producing business and residential directories in a number of languages, in print, CD-ROM and on-line formats. The Directories group is the market leader in each of the six countries where it is present, currently producing over 100 business and residential directories in six languages, printing approximately about 40 million copies per year. We estimate, based on our own investigation and research, that our directories business has a market share of over 85% in five of the six countries in which we operate. In The Netherlands, we have the sole economic interest in our Directories business. In the other five markets in which the Directories group operates, we conduct this business through joint ventures with the main national telecommunications service providers. In addition to print, the Directories group also delivers advertiser information to consumers in certain markets via the Internet as well as on CD-ROM and through operator-assisted calls. We estimate, based on our own investigation and research, that our printed directories receive more than 600 million consultations per year. At December 31, 2000, the Directories group had approximately 1,880 full-time equivalent employees.

The Directories group derives the major proportion of its revenues from advertising in its print directories. We believe that many advertisers view directory advertising as a mandatory feature of their marketing profile, or "must have" exposure, which is supported by historical annual renewal rates of 75% to 85%. This high renewal rate helps reduce the Directories group's exposure to cyclical downturns and ensure the sustainability of its high margins.

*Key Products and Geographic Markets*

We believe that the internationally recognizable features of the Directories group's products, such as the yellow-colored pages and the "walking fingers" and "telephone on a book" logos (which are owned or licensed by us in our relevant countries of operations), make our products leading consumer and business directories in their markets. Primary products include "yellow pages" classified directories, "white pages" alphabetical directories, business-to-business directories and neighborhood directories. In addition, the Directories group offers various electronic and other directory products, including (1) directories on CD-ROM, (2) directories on the Internet, (3) operator-assisted audio directories, (4) printed fax directories and (5) printed tourist/visitor directories.

The Directories group publishes directories with listings, free of charge, of the businesses in the countries in which it operates, representing a total of over 2 million businesses, of which approximately 650,000 purchase advertisements or extra listings in the directories.

The following table sets out information on the scope of the Directories group's business activities:

| Country | Number of Directories | Market Share(1) | Non-Print Directories | Joint Venture Partner |
|---|---|---|---|---|
| Belgium | 27 | >90% | Internet, CD-ROM | Belgacom |
| The Netherlands | 26 | >55% | Internet, CD-ROM | None |
| South Africa | 24 | >90% | CD-ROM, Audio | Telkom South Africa |
| Portugal | 19 | >85% | Internet, Audio | Portugal Telecom |
| Ireland | 13 | >90% | Internet, CD-ROM, Audio | Eircom |
| Puerto Rico | 12 | >90% | Internet, CD-ROM, Audio | Verizon, Puerto Rico Telecom |

(1) Market share information is based on our own investigation and research.

*Operation of Joint Ventures*

Day-to-day operations of each of the Directories group's joint ventures are conducted through the respective businesses' managing directors, who are appointed by the board of directors of that business. Pursuant to our joint venture agreements, we hold minority interests in Puerto Rico, Ireland and South Africa and majority interests in Belgium and Portugal. In those companies where we hold a minority interest, we achieve control of key issues (such as approval of operating budgets, capital expenditures

and investment decisions) through supermajority provisions that provide us with veto power over those decisions.

None of the Directories group's joint venture agreements have specific termination dates (except for one agreement that has a 99-year term), and generally they are terminable only upon the occurrence of certain extraordinary events, such as the bankruptcy of either party or the loss of the telecommunications service provider's license, or as a result of significant breaches of the terms of the agreements. If one or more joint venture agreements were terminated or not renewable on terms satisfactory to us, or if one or more of our joint venture partners were to encounter financial or other difficulties, this could harm our financial condition or results of operations.

*Sales, Production and Distribution*

The Directories group employs over 1,200 people in sales, representing about two-thirds of its total number of employees. Approximately 700 of the sales force sell directly, approximately 250 sell by telephone and approximately 250 people are in marketing sales support and customer services. Commercial yellow pages display space is sold by a direct sales force, which for one to six months every year visits each region for which a directory will be printed. Sales staff are given sales targets and are paid on a salary plus commission basis. They personally contact current and prospective large- and medium-sized business customers. Telesales staff sell bold highlighted listings to smaller businesses and individual professionals.

Display advertising is generally sold by size, based on a standard set of rates. Businesses often list in print, on the Internet and on CD-ROM. The Directories group's breadth of offerings enables one advertiser to list in a number of directories with one "media buy".

At present, advertisements are produced and compiled by Directories staff and delivered in print-ready form to the printers. All printing work is outsourced but paper purchasing is done by World Directories. The distribution is usually outsourced but managed and controlled by World Directories.

*Operations and Systems*

The Directories group generates databases of all business or residential listings from a variety of sources. The principal sources of information are records maintained and updated by the national or local telephone system operator supplemented with lists from various chambers of commerce or third-party contractors.

In each country, we collect and process data in databases on mainframe computer systems. Computer specialists and other personnel (some of whom are third-party contractors) maintain these databases, which are reviewed regularly to correct inaccurate data and to purge dated information.

*Competition*

We believe that the Directories group is one of the largest independent publishers of directories outside the United States. Competition is principally from small, localized directories. However, in The Netherlands, the Directories group competes directly with the telephone directories business of KPN N.V., the Dutch national telephone operator. Other large companies, including British Telecom, TPI and SEAT Pagine Gialle, which have strong competitive positions in the United Kingdom, Spain and Italy, respectively, do not currently compete with the Directories group in its markets. However, SEAT Pagine Gialle is a new market entrant in Belgium through its Thomson Directories affiliate. We believe that the overall level of competition in printed directories is both low and stable, and that the barriers to entry are high, particularly where existing operators own the relevant trademarks, as we do.

We believe that media such as CD-ROM and the Internet may displace traditional printed directories. The Directories group has been proactive in exploiting these new media opportunities in its existing markets, for example, by aggressively investing in on-line directories in all countries where it operates. Furthermore, we believe that the changes brought on by new media constitute more of an opportunity for further growth than a threat for the Directories group's traditional print business.

*Strategic Initiatives*

We believe that the Directories group's past success in bringing new products to market in this industry, such as local directories, and its extensive reach into the business and consumer sectors

uniquely positions it to capitalize on emerging opportunities. While printed directory products are expected to account for the majority of revenues for the foreseeable future, as the demand for on-line products grows, the Directories group is pursuing investments in electronic products, such as the Internet and mobile applications for Internet use e.g. wireless application protocol technology, in order to remain the leading provider of directory services in its markets.

The existing databases of the Directories group are unique assets for a variety of on-line services. At present, we are concentrating on providing highly functional search engines at each of our directories'-related web sites and on providing electronic commerce services to our customers.

In order to increase the use of our own directories, we are also exploring ways to become a directory service provider to Internet sites. Certain sites, for example Skynet in Belgium and ilse media groep, or Ilse, in The Netherlands, offer their users free access to the Directories group's database of business listings by adding a button labeled "yellow pages". In our view, while well-known consumer goods and services companies may be able to draw users to their sites directly, the small- to medium-sized businesses which form the traditional "yellow pages" advertiser base are likely to need an intermediary to reach a broad audience. We believe that we are well positioned to act as such an intermediary. We believe that, because customers have come to trust printed "yellow pages" directories when searching for specific products and services, there is an opportunity to leverage this brand to an on-line format, creating comprehensive search engines for specific products and services. In addition, this new platform may also present viable e-commerce opportunities in certain business segments whereby customers can identify a supplier of goods or services and, in addition, initiate and complete a commercial transaction with that supplier.

### Consumer Information

On December 18, 2000, in connection with the acquisition of ACNielsen, we announced that we intend to explore the sale of our Consumer Information group.

We publish more than 200 consumer magazines in The Netherlands, Belgium, the United Kingdom, Czech Republic, Slovakia, Hungary, Romania and through our minority interest in a Russian company. These magazines have a total circulation of over 375 million copies per year. Magazine clusters include women, men, youth, special interest, lifestyle, and crossword puzzles. We have acquired or invested in Internet businesses including ilse.nl, the leading search engine and consumer portal in The Netherlands. In addition, we have other websites, many of them connected to magazine titles, for example, libelle.nl and vrouwonline.nl. We are a leader in the Dutch, Belgian, Czech Republic and Hungarian consumer magazine markets.

The Consumer Information group derives its revenues principally from subscriptions, single-copy newsstand sales, advertising and, in The Netherlands, the sale and distribution of third-party publications.

### Educational Information

On December 18, 2000, in connection with the acquisition of ACNielsen, we announced that we intend to explore the sale of our Educational Information group. The Educational Information group produces textbooks, workbooks and multimedia applications for courses in languages, science and social science for primary, secondary and vocational students in The Netherlands and Belgium. In many cases, several such products are bundled together as a "learning system".

The Educational Information group's operations are conducted through two subsidiaries: L.C.G. Malmberg BV in The Netherlands and Uitgeverij Van In N.V. in Belgium.

### Intellectual Property

We regard our copyrights, publishing rights, trademarks, patents and other intellectual property rights as important to our publishing activities. We rely on copyright, trademark, patent and trade secrets laws as well as, where appropriate, licensing and confidentiality agreements to protect our intellectual property rights. Moreover, we rely on database protection rights.

We have registered as trademarks the titles of our principal magazines, trade publications and trade shows, as well as, where appropriate, other services and products. Effective trademark, copyright,

patent, trade secret and database protection laws, however, may not be available in every country in which our products are available.

We have licensed in the past, and we expect that we may license in the future, elements of our proprietary rights to third-party licensees. While we attempt to ensure that our rights are adequately protected, we cannot assure you that such licensees will not take actions that might affect our proprietary rights or the reputation of our products or services, either of which could harm our business. We also publish certain titles under licenses from third parties and derive a small portion of the net revenues from these titles.

We may be subject to claims of infringement or alleged infringement by us or our licensees of trademarks and other intellectual property rights from time to time in the ordinary course of business.

### Employees

Including ACNielsen but excluding our Consumer Information and Educational Information groups, we employ more than 36,000 people worldwide. Our Consumer Information and Educational groups employ approximately 4,000 people. We consider that relations with our employees are good.

The following table sets out certain statistical information regarding our full-time employees at the end of each of the years indicated.

| | At December 31, | | |
|---|---|---|---|
| Full-time employees | 2000 | 1999 | 1998 |
| Marketing Information(1),(2) | 9,473 | 7,972 | 5,468 |
| Business Information(1) | 3,775 | 2,866 | |
| Directories(3) | 1,884 | 1,719 | 1,770 |
| Consumer Information(4) | 3,539 | 3,104 | 2,579 |
| Educational Information(5) | 283 | 255 | 282 |
| Other(6) | 154 | 3,123 | 3,211 |
| Total(7) | 19,108 | 19,039 | 13,310 |
| Within The Netherlands | 3,900 | 6,428 | 6,041 |

(1) In 1998 split between Business Information Europe (1,538) and Business Information USA (3,930).

(2) On February 16, 2001 we acquired ACNielsen which has approximately 21,000 employees.

(3) Formerly Telephone Directories and Information Services.

(4) Formerly Consumer Magazines.

(5) Formerly Educational Publishing.

(6) "Other" includes 2,722 employees in 1999 and 2,784 employees in 1998 belonging to our Newspapers group business, which was sold on March 14, 2000.

(7) Includes a proportional number of employees of our 50% owned subsidiaries.

### Technology

Our business activities, particularly in the provision of our marketing information services, require significant data processing and storage capabilities. Our systems are generally decentralized to the business activity level, with different units utilizing different technologies.

### Description of Properties

Through our subsidiaries, we own some of the warehouses used in connection with the distribution of our magazines. The balance of the properties (including our executive office in Haarlem) are held by us or our affiliates under long-term leases.

### Legal Proceedings and Contingencies

We are subject to litigation and other claims in the ordinary course of our business.

On July 29, 1996, Information Resources, Inc., or IRI, filed a complaint in the United States District Court for the Southern District of New York, naming as defendants The Dun & Bradstreet Corporation, or Old D&B, A.C. Nielsen Company (a subsidiary of ACNielsen), and I.M.S. International, Inc. (formerly a subsidiary of Cognizant Corporation, or Cognizant, and a predecessor of IMS Health Incorporated, or IMS Health) (the "IRI Action"). The complaint alleges various violations of the antitrust laws. It also alleges a claim of tortious interference with a contract and with a prospective business relationship, which claims arise out of the acquisition by the defendants of Survey Research Group Limited. IRI's complaint alleges damages in excess of $350 million, which amount IRI has asked to be trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount. Discovery in the IRI Action is currently ongoing.

In connection with the IRI Action, Old D&B, Cognizant and ACNielsen entered into an indemnity and joint defense agreement pursuant to which they agreed (1) to certain arrangements allocating potential liabilities, or the IRI Liabilities, that may arise out of or in connection with the IRI Action and (2) to conduct a joint defense of such action. In particular, the indemnity and joint defense agreement provides that ACNielsen will assume exclusive liability for the IRI Liabilities up to a maximum amount to be calculated at the time such liabilities, if any, become payable, or the ACN Maximum Amount, and that Cognizant and Old D&B will share liability equally for any amounts in excess of the ACN Maximum Amount (such liability of Cognizant being referred to as the Cognizant Liabilities, and such liability of Old D&B being referred to as the Old D&B Liabilities). The indemnity and joint defense agreement provides that the ACN Maximum Amount will be determined by an investment banking firm as the maximum amount which ACNielsen is able to pay after giving effect to (1) any plan submitted by such investment bank which is designed to maximize the claims paying ability of ACNielsen without impairing the investment banking firm's ability to deliver a viability opinion (but which will not require any action requiring stockholder approval), and (2) payment of related fees and expenses. For these purposes, financial viability means the ability of ACNielsen, after giving effect to such plan, the payment of related fees and expenses and the payment of the ACN Maximum Amount, to pay its debts as they become due and to finance the current and anticipated operating and capital requirements of its business, as reconstituted by such plan, for two years from the date any such plan is expected to be implemented. The indemnity and joint defense agreement also imposes certain restrictions on ACNielsen, including restrictions with respect to the payment of cash dividends and transactions with related persons.

On February 16, 2001, in connection with our acquisition of ACNielsen, we assumed ACNielsen's obligations as required by the indemnity and joint defense agreement. In addition, pursuant to the terms of the indemnity and joint defense agreement, our company, as the parent of ACNielsen, would be included with ACNielsen for purposes of determining the ACN Maximum Amount referred to above.

In June 1998 (1) Old D&B changed its name to R.H. Donnelley Corporation and spun off (the "D&B Spin") a company named The Dun & Bradstreet Corporation, or New D&B, and (2) Cognizant changed its name to Nielsen Media Research, Inc. (now our subsidiary) and spun off (the "Cognizant Spin") IMS Health. On September 30, 2000, New D&B changed its name to Moody's Corporation and spun off (the "Moody's Spin") a company now named The Dun & Bradstreet Corporation, or Current D&B. As contemplated by the terms of a distribution agreement dated as of October 28, 1996, or the 1996 distribution agreement, among ACNielsen, Old D&B and Cognizant, pursuant to which shares of Cognizant and ACNielsen were distributed to the stockholders of Old D&B (1) New D&B, in connection with the D&B Spin, and Current D&B, in connection with the Moody's Spin, provided undertakings to ACNielsen to be jointly and severally liable for the Old D&B Liabilities, and (2) IMS Health, in connection with the Cognizant Spin, provided an undertaking to ACNielsen to be jointly and severally liable for the Cognizant Liabilities. Also, in connection with certain other spin-off transactions since the date of the 1996 distribution agreement, ACNielsen has received comparable undertakings with respect to the Cognizant Liabilities from Gartner Group, Inc. and Synavant Inc.

Pursuant to a distribution agreement dated as of June 30, 1998, or the 1998 distribution agreement, between Nielsen Media Research and IMS Health, IMS Health and Nielsen Media Research agreed that, as between themselves, IMS Health will assume 75%, and Nielsen Media Research will assume 25% (subject to the limitation described below), of any payments to be made in respect of the IRI Action under the indemnity and joint defense agreement or otherwise, including any legal fees and expenses related thereto incurred in 1999 or thereafter.

Under the terms of the 1996 and 1998 distribution agreements, Nielsen Media Research and IMS Health are also jointly and severally liable to Old D&B for a portion of certain taxes (as defined pursuant to the 1996 distribution agreement, or Taxes) arising from certain tax assessments that have been or may be levied by the Internal Revenue Service, or the IRS, related to certain Old D&B tax planning strategies. Pursuant to the 1998 distribution agreement, Nielsen Media Research is liable to pay 25% of any such Taxes paid to the IRS in excess of the first $397,000,000, subject to the limitation described below.

In accordance with the 1998 distribution agreement, Nielsen Media Research's aggregate liability to IMS Health for payments in respect of the IRI Action and its share of any future Taxes paid to the IRS in connection with the tax planning strategies referred to above shall not exceed $125,000,000.

Old D&B, with contributions from IMS Health, or the IMS Contributions, has paid the IRS approximately $536,000,000 in assessments arising out of certain of the Old D&B tax planning strategies referred to above and it is our understanding that the IRS is still reviewing the remainder of such tax planning strategies. Pursuant to the 1998 distribution agreement, Nielsen Media Research is required to reimburse IMS Health for certain of the IMS Contributions and it has reimbursed IMS Health $11,000,000 of such IMS Contributions. IMS Health has filed an arbitration demand against Nielsen Media Research seeking additional reimbursement of approximately $31,000,000. Nielsen Media Research is contesting this demand.

We are unable to predict at this time the final outcome of the IRI Action. Were it to be resolved adversely to our interests, this might harm our business, financial condition and results of operations.

However, there are no other pending actions, suits or proceedings against or affecting us which, if determined adversely to us, would in our view, individually or in the aggregate, materially harm our business, financial condition and results of operations.

### Insurance

Our activities are covered by comprehensive insurance policies, including property, and third-party liability insurance, as well as directors' and officers' insurance. Our assets, such as buildings, inventory, printers and motor vehicles are insured according to industry practice. We believe that our insurance coverage is adequate.

General

On February 16, 2001, we acquired ACNielsen. At the end of 2000, we made a cash tender offer of $36.75 per share of ACNielsen, representing a transaction value of approximately $2.3 billion (approximately €2.6 billion). In order to finance the acquisition of ACNielsen, we entered into the ACNielsen Bridge Loan with Merrill Lynch. We intend to partly repay this loan from the proceeds of this offering and any sale of our Consumer Information and Educational Information groups. The acquisition of ACNielsen will be reflected in our financial statements as of February 16, 2001 and goodwill associated with that acquisition of approximately €1.8 billion will be amortized over a 30 year period.

ACNielsen began operating as an independent, publicly-held company on November 1, 1996 as a result of the distribution on that date by the Dun & Bradstreet Corporation, or D&B, to D&B's shareholders of ACNielsen's common stock, or the ACNielsen Distribution. As part of a reorganization of its businesses, D&B also distributed all of the outstanding common stock of its subsidiary, Cognizant Corporation, or Cognizant (now Nielsen Media Research), on the same date. We acquired Nielsen Media Research in October 1999.

ACNielsen has its headquarters in Stamford, Connecticut. ACNielsen operates principally through subsidiaries and it generally is comprised of the former D&B businesses that deliver market research, information and analysis to the worldwide consumer products and services industries, certain businesses acquired since the ACNielsen Distribution, including ACNielsen BASES and ACNielsen EDI, and new ventures formed since the ACNielsen Distribution, principally eRatings, in which ACNielsen owns an 80.1% interest.

Description of Business

ACNielsen is a global leader in delivering market research, information and analysis to the consumer products and services industries. ACNielsen services are offered in over 100 countries around the globe. ACNielsen provides its clients with market research, information and analysis for understanding and making critical decisions about their products and their markets. ACNielsen also conducts media and entertainment information businesses, including its television audience measurement business which operates outside the United States and Canada. Nielsen Media Research offers similar services in the United States and Canada.

ACNielsen operates outside the United States through a number of subsidiaries, affiliates and joint ventures. In 2000, nearly 67% of ACNielsen's revenues were generated outside the United States.

ACNielsen operates across a wide spectrum of research services. These services generally fall into four categories: retail measurement services, customized research services, media and entertainment services and consumer panel services.

ACNielsen also offers its clients, through a wide range of modeling and analytic services, custom-tailored insights into complex marketing and sales issues. Typical assignments range from marketing-mix modeling to category management analysis, including topics as diverse as pricing strategy, consumer driven market structure, variety management, outlet switching and promotion tactics.

ACNielsen's clients include distributors and manufacturers of consumer packaged goods and other products, retailers and brokers, as well as companies operating in various service industries (including financial services, telecommunications, advertising, television and radio broadcasting, motion pictures and publishing).

ACNielsen operates in one industry segment: Market Research, Information and Analysis Services. The approximate revenues attributable to each category of service provided by ACNielsen were as follows for the periods shown:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 1997 |
| | (dollars in millions) | | | |
| Retail measurement | 1,054 | 1,034 | 999 | 987 |
| Customized research | 272 | 263 | 213 | 191 |
| Media and entertainment | 129 | 114 | 110 | 120 |
| Consumer panel | 122 | 114 | 103 | 94 |
| Total | 1,577 | 1,525 | 1,425 | 1,392 |

The number of full-time equivalent employees of ACNielsen at December 31, 2000 was approximately 21,000. Of this number, approximately 3,300 full-time equivalent employees are located in the United States, and none of these are represented by labor unions. ACNielsen's non-U.S. employees are subject to numerous labor council or similar relationships which vary due to the diverse cultures in which ACNielsen operates. Management believes that labor relations generally are satisfactory and have been maintained in a normal and customary manner.

On February 18, 2000, ACNielsen announced Operation Leading Edge, a plan to accelerate ACNielsen's growth beyond 2000 through a series of business-building initiatives designed to accelerate both revenue and profit growth by enhancing products and services, addressing changing client needs, improving efficiency and reducing ACNielsen's cost structure.

## Retail Measurement Services

Through its retail measurement services, ACNielsen delivers data to clients on product movement and related causal information (*i.e.*, coupons, in-store promotions and other information or conditions affecting sales) on six continents. Introduced in 1933, ACNielsen's original Food and Drug Indexes soon became the industry measurement tool for understanding the dynamics of product sales. Over the years, technology has dramatically improved ACNielsen's ability to collect and analyze information from retailers and consumers. The availability of scanning technology in retail outlets in many countries around the world has broadened both the scope and capabilities of ACNielsen's original retail indexes.

ACNielsen's retail measurement services are available in over 80 countries. Retail measurement services include scanning and retail audit services, account level reports, decision support, merchandising and category management services and marketing and sales applications, along with modeling and analytic services.

### *Scanning*

Using the bar codes printed on products and scanners installed in retail outlets, ACNielsen gathers information from stores in the United States and Canada and certain countries in Europe, Latin America and Asia Pacific. ACNielsen's clients can monitor performance trends and evaluate price and promotion effectiveness by tracking and forecasting non-promoted as well as promotional product movement.

ACNielsen offers a number of additional services to enhance each customer's understanding of its markets. Among these are services reporting data by customer-defined markets, services aggregating consumer data in multiple channels, and services disaggregating data to satisfy particular needs of clients.

### *Retail Audit*

In addition to scanning data (which is available only in certain industry sectors and in certain countries), retail audit is a valuable source of market information as a basic measurement tool and as a supplement to scanning data. Retail audit involves the continuous measurement by ACNielsen field auditors of product and category performance in the retail trade, and reporting to clients on sales, distribution, stocks, prices and other measures which assist them in marketing and trade negotiations.

Retail audit is divided into industry segments, traditionally called Indexes. The Food Index is generally the largest, but there are also Health and Beauty, Durables, Confectionery, Liquor, Cash & Carry, plus a number of other Indexes specific to certain countries.

*In-Store Observation*

ACNielsen field auditors collect data on where products are located in stores, how many facings they have, on which shelves they are positioned, etc. (broken down by store type, store size and geographic region). ACNielsen also collects causal data. These data add to market insights and help to monitor the implementation of retailer/manufacturer promotional agreements in terms of numeric distribution, space allocation and promotional execution.

**Levels of Information**

ACNielsen provides information and insight to clients from a macro to a micro level. Whether on a country, market or individual retailer level, ACNielsen generally measures the competitive environment in which manufacturers and retailers conduct business. In some countries ACNielsen also provides store census data which allow retailers and manufacturers to understand consumer behaviour within a group of stores as well as within a retail trading area.

ACNielsen's account-specific information provides sales and marketing managers with a comprehensive array of retailer-specific sales and merchandising information, producing reports of product and category performance that encompass an organization's own brands as well as competing brands.

On a global basis, ACNielsen sells and provides to its multi-national clients international reports within and across country boundaries. Products include an International Database (periodic reports of a multi-country retail database) and an International Market Report (a one-time report on a market and its competitive environment).

**Decision Support**

ACNielsen uses its data sources to extract business insights that are used by clients to create competitive advantage. ACNielsen's decision support software offers a robust environment for data access, manipulation, analysis and final presentation through fast access to ACNielsen as well as clients' internal data. This decision support software can also uncover "exceptional" information through sophisticated analytical modeling capabilities. ACNielsen information can be delivered on-line and via other electronic media (CD-ROM, diskette), as well as through the Internet and printed reports.

ACNielsen INF*ACT Workstation software is ACNielsen's principal software offering. The Workstation is an open, Windows-based, analytical and applications development tool set used worldwide by ACNielsen clients. ACNielsen's SalesNet provides fast, easy access to pre-run analyses delivered via the Internet. ACNielsen also offers a robust, proprietary and ad-hoc reporting tool called Workstation Plus which allows users to access, query and build advanced reports for INF*ACT and/or relational databases.

ACNielsen also offers a series of Windows-based intelligent business applications that enhance ACNielsen INF*ACT Workstation functionality, giving clients the ability to plan, analyze and execute successful marketing and sales programs. These applications include Opportunity Explorer, Business Review, Spotlight, NITE, and others.

Among its many retail measurement initiatives during 2000, ACNielsen announced plans to launch ACNielsen Answers, a Web-portal that will provide access to a wide range of information services. The first ACNielsen Answers service, focusing on category management for retailers and manufacturers, will be introduced in 2001. In addition, ACNielsen offers sophisticated merchandising tools such as SPACEMAN and PRICEMAN.

**Customized Research Services**

Customized research services are used by manufacturers, retailers, financial institutions and other service organizations that seek to understand the position of their current, new and proposed products and services in the marketplace. With customized research capabilities in more than half of the countries in which it operates, ACNielsen is well-positioned to offer its clients, including both

manufacturers and retailers, consumer insights from customized research as well as an understanding of dynamic new markets such as entertainment, fast foods, financial services and telecommunications.

In June 1998, ACNielsen acquired BBI Marketing Services, Inc., or ACNielsen BASES. ACNielsen BASES, the global leader in simulated test marketing, provides fast moving consumer goods marketers with sales estimates and diagnostic analysis for their new business initiatives. In addition, ACNielsen VANTIS, a business unit of ACNielsen BASES, focuses on researching new business initiatives for marketers outside fast moving consumer goods categories. The addition of ACNielsen BASES enhanced ACNielsen's portfolio of advanced modeling and analytical services in the United States. More recently, ACNielsen BASES has begun to expand its business in markets outside the United States.

In 1998, ACNielsen launched Winning Brands, a proprietary research product that helps clients manage and leverage their brand equity. Winning Brands follows the successful 1997 introduction of Customer eQ, a product that measures customer satisfaction and loyalty.

In addition to services at the country level and ACNielsen BASES services, ACNielsen offers multi-country customized studies at both the regional and global levels and has specialist offices in Hong Kong, London, New York, Tokyo, Toronto and Singapore to carry out customized research in Asia Pacific, Western Europe, North and South America, the Middle East and Africa.

## Media and Entertainment Services

### *Media*

The information produced by ACNielsen Media International, an operating unit of ACNielsen, includes audience estimates for television, radio and print, plus advertising expenditure measurement and customized media research. Television and radio ratings and readership data are used by program producers, broadcasters, publishers, media planners, airtime buyers and others, on behalf of manufacturers/advertisers and media owners, to determine the best, most cost-efficient way of reaching clients.

ACNielsen Media International's television audience measurement services, which operate outside the United States and Canada, generally use representative panels of households, each with a meter attached to each television in the household. The meters register viewership, which can be matched with broadcast information to identify viewing of specific programs. In a few countries written diaries are used instead of, or in addition to, meters, with viewers writing the channels, programs and the times watched. With both meter and diary panels, aggregate individual and household viewing is projected to represent national viewing habits.

Outside of Latin America, ACNielsen's television audience measurement services are operational in 17 countries, primarily in the Asia Pacific region.

In connection with the Distribution, ACNielsen entered into an agreement, or the TAM Agreement, with Cognizant (now Nielsen Media Research) relating to the conduct of the television audience measurement business.

ACNielsen Media International's advertising expenditure measurement services, which are marketed in 31 countries, provide to clients, primarily advertising agencies and manufacturers/ advertisers, verification that individual commercials or commercial campaigns ran as contracted, report the costs of the manufacturers' own and competitors' advertisements and alert users to new and competitive ad campaigns.

Effective January 1998, ACNielsen became a partner in a joint venture, IBOPE Media Information and transferred its Latin American media business to the joint venture. The joint venture, operating in Latin America, offers television audience measurement services in ten markets, provides radio audience measurement services in two countries and advertising expenditure measurement services in four countries.

Media Monitoring Services Ltd. was acquired on November 30, 1999 and is a provider of advertising measurement services in the United Kingdom, Australia and Asia.

*Entertainment Services*

In late 1997, ACNielsen acquired Entertainment Data, Inc., or ACNielsen EDI, a provider of information for the motion picture industry. Based in Hollywood, California, ACNielsen EDI provides box-office information to studios and exhibitors in the motion picture industry. This information helps users decide where and for how long a movie will play, as well as the allocation of advertising and promotional dollars. ACNielsen EDI also provides creative and consumer research to the studios. ACNielsen EDI provides services in the U.S., Canada, U.K., Germany, Spain, France, Austria, Ireland, Mexico, Argentina and Australia.

### Internet

In September 1999, ACNielsen and NetRatings, our majority owned subsidiary, entered into a venture to establish eRatings. ACNielsen has an 80.1% ownership interest in the venture with NetRatings owning the remainder. eRatings is primarily engaged in providing Internet measurement services. The venture, either directly or through joint ventures, is expected to operate in all major geographic regions worldwide other than the United States and Canada.

ACNielsen's proprietary sampling methodology is used to form a representative panel. Once an individual or household agrees to become a panelist, software is installed on the panelist's computer. The software tracks individuals' Internet usage on a real time basis. Aggregate information and data are then made available on a weekly and monthly basis through a website.

The software requires virtually no panelist intervention once installed and can be automatically upgraded. The software collects and delivers Internet usage data using NetRatings' proprietary collection software. This allows panelists to freely access the Internet without having to worry about data collection.

Once the software is installed, it collects real-time data by tracking user activity including the sites visited, duration of visits and the duration and frequency of sessions. The technology is also able to track advertising activity including the actual advertisement banners viewed, advertisers, sites the advertisements ran on, and advertisements clicked on. The software tracks user profiles, including the age, gender, marital status, education, occupation, income and ethnicity of the panel member.

eRatings' Internet measurement service will be marketed under the Nielsen//NetRatings brand and will provide clients with the ability to accurately track and analyze Internet audience behavior, in addition to in-depth research reports across a variety of Internet related subjects.

eRatings has exclusive rights to market the Nielsen//NetRatings Internet measurement service in countries outside the United States, Canada and Japan. In France the Nielsen//NetRatings service will be offered via a company called Médiamétrie eRatings.com, which is a venture among Médiamétrie S.A., the French audience measurement and survey company, NetRatings and eRatings. In March 2000, eRatings formed a joint venture with IBOPE Media Information called IBOPE eRatings.com that will launch the Nielsen//NetRatings service in Latin America. Also, in March 2000, eRatings became a shareholder in NRKK, a joint venture company that provides the Nielsen//NetRatings service in Japan. eRatings, together with NetRatings, has a substantial minority interest in NRKK.

The Nielsen//NetRatings audience measurement service now collects real-time data from more than 220,000 individuals with access to the Internet around the world. The U.S. panel sample currently consists of 61,000 individuals with Internet access at home, 8,000 individuals with Internet access at work and 1,100 individuals with access at home and work. International panels are under development with over 150,000 individuals with access at home currently being measured in 21 countries, representing over 88% of global Internet browser activity. These panels collectively represent the largest research sample of Internet users in the industry. Additional plans are underway to measure data from 30 countries by the end of 2001.

### Consumer Panel Services

Consumer panel services help organizations achieve competitive advantage by applying consumer insights derived from the ACNielsen consumer panel database. With a comprehensive portfolio of tools for reporting and analysis, ACNielsen measures the multi-faceted dynamics of consumer behavior across all outlets including: consumer demographics, percentages of households purchasing, products

and quantities purchased, frequency of purchases, shopping trips and shopping expenditures, price and promotion sensitivity, price paid, and attitude and usage information.

The ACNielsen Consumer Panel, called Homescan, consists of approximately 55,000 demographically balanced U.S. households that use hand-held scanners to record every bar-coded item purchased and, outside the United States, is comprised of more than 80,000 households in 19 countries.

ACNielsen employs multiple data collection processes throughout the world. In the United States and several other countries covering approximately 90% of total panel households worldwide, ACNielsen installs in-home scanners with which panelists scan items at home as they unpack purchases from each shopping trip, recording price, promotions and quantity purchased, as well as the age and gender of the shopper and intended user. Information detailing each shopping trip is transmitted, via telephone lines, to ACNielsen.

Consumer panel applications can be used by both manufacturers and retailers to understand demographics and purchasing habits of consumers. As with all information derived from the ACNielsen Consumer Panel, data capture activity is from all outlet types including grocery, drug, mass merchandiser and warehouse clubs. Clients can choose from a wide variety of applications or analyses, from syndicated to customized and basic to complex. ACNielsen offers a full suite of syndicated category management applications. These reports give manufacturers and retailers insights into cross outlet shopping, consumer loyalty and the value of consumer segments such as the value of core versus occasional shoppers.

ACNielsen also provides delivery tools that allow marketers to process, chart and analyze ACNielsen Consumer Panel information quickly and easily. Among these are CD-ROM tools and Panel*Fact for Windows, which enable managers to create customized reports to meet their individual analytic needs and to share data and analyses with various members within an organization.

### Competition

ACNielsen has numerous competitors in its various lines of business throughout the world. Some are companies with diverse product and service lines; others have more limited product and service offerings. Competition comes from companies specializing in marketing research; the in-house research departments of manufacturers and advertising agencies; retailers selling information directly or through brokers; information management and software companies; and consulting and accounting firms.

In retail measurement services, ACNielsen's principal competitor in the United States is IRI. IRI is also active in Canada, Europe and Latin America by itself and through joint ventures with GfK (Germany), Taylor Nelson Sofres in Europe, and other companies, and is expanding globally.

In customized research services, a significant competitor is Kantar, the marketing research arm of WPP Group Plc., which operates globally through BMRB International, Millward Brown International and Research International.

In media and entertainment services, significant competitors include Taylor Nelson Sofres, GfK, AGB Media Services, and Video Research (Japan) and, with respect to Internet Measurement Services, Media Metrix, NetValue, IMR Worldwide and PC Data.

In consumer panel services, significant competitors include IRI in the United States, and the Europanel consortium, which includes Taylor Nelson Sofres and GfK, operating in Europe. NPD also competes in this area.

Principal competitive factors include innovation, the quality, timeliness, reliability and comprehensiveness of analytical services and data, flexibility in tailoring services to client needs, price, and geographic and market coverage.

### Non-U.S. Operations

As indicated above, ACNielsen engages in a significant portion of its business outside of the United States, with nearly 67% of its revenues in 2000 being generated through non-U.S. sources. ACNielsen's non-U.S. operations are subject to the usual risks inherent in carrying on business outside the United States, including fluctuations in relative currency values, possible nationalization, expropriation, price controls or other restrictive government actions. ACNielsen believes that the risk of

nationalization or expropriation is reduced because its products are services and information, rather than products which require manufacturing facilities or the use of natural resources.

### Intellectual Property

ACNielsen owns and controls trade secrets, confidential information, trademarks, patents, trade names, copyrights and other intellectual property rights which, in the aggregate, are of material importance to ACNielsen's business. Management of ACNielsen believes that the "ACNielsen" name and related names, marks, patents and logos are of material importance to ACNielsen. ACNielsen is licensed to use certain technology and other intellectual property rights owned and controlled by others, and, similarly, other companies are licensed to use certain technology and other intellectual property rights owned and controlled by ACNielsen.

Pursuant to an intellectual property agreement among D&B, Cognizant (now Nielsen Media Research) and ACNielsen, entered into in connection with the ACNielsen Distribution, ACNielsen has exclusive rights to the use of the "ACNielsen" name worldwide. However, ACNielsen's future use of the "Nielsen" name standing alone is prohibited and, as a part of a name describing new products and services to be offered, is subject to certain limitations. In addition, that intellectual property agreement also provided for the establishment of a new entity, jointly owned by Nielsen Media Research and ACNielsen, into which certain trademarks incorporating or relating to the "Nielsen" name in various countries were assigned. This entity is obligated to license such trademarks on a royalty-free basis to Nielsen Media Research or ACNielsen for use in a manner consistent with the terms of that intellectual property agreement and for purposes of conducting their respective businesses after the ACNielsen Distribution, and is responsible for preserving the quality of those trademarks and minimizing any risk of possible confusion. Pursuant to the TAM Agreement, Nielsen Media Research is required to grant ACNielsen a non-exclusive right to use certain trademarks and technology. ACNielsen shall not be licensed to use any such trademarks or technology in connection with the conduct of television audience measurement business within the United States or Canada.

The technology and other intellectual property rights licensed by ACNielsen are important to its business, although management of ACNielsen believes that ACNielsen's business, as a whole, is not dependent upon any one intellectual property or group of such properties.

The names of ACNielsen's products and services referred to herein are registered or unregistered trademarks or service marks owned by or licensed to ACNielsen or its subsidiaries.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ACNIELSEN CORPORATION

*The following discussion of ACNielsen's financial condition and results of operations relates only to ACNielsen (and not our company) in 1998, 1999 and 2000. In February 2001, we acquired ACNielsen.*

*You should read this discussion in conjunction with ACNielsen's historical consolidated financial statements for the years 1999 and 2000, and the historical consolidated statement of income, statement of cash flows and statement of shareholders' equity for 1998, which are included in this offering circular.*

*This discussion contains forward-looking statements concerning the operations, economic performance and financial condition of ACNielsen. Examples are the statements concerning future revenues, expenses and capital expenditures and possible changes in the industry and the competitive environment. Because these forward-looking statements involve risks and uncertainties, ACNielsen's actual results may differ materially from the results expressed or implied in these statements.*

*ACNielsen's financial statements were prepared in accordance with U.S. GAAP. U.S. GAAP is different from Dutch GAAP. We discuss the principal differences in "Summary of Certain Significant Differences Between Dutch GAAP and U.S. GAAP" below.*

*ACNielsen has historically prepared its financial statements in U.S. dollars.*

### Results of Operations—Year ended December 31, 2000 versus year ended December 31, 1999

ACNielsen reported net income of $51 million in 2000, which included a pre-tax charge of $52 million ($32 million after-tax) for Operation Leading Edge, or OLE. The 2000 results also included $20 million of operating losses ($12 million after-tax) related to eRatings, in which ACNielsen has an 80.1% interest, and which is ACNielsen's Internet measurement business. Excluding the aforementioned charges, ACNielsen's after-tax earnings were $96 million in 2000, compared with $77 million in 1999, before the cumulative effect of a change in accounting principle for costs of start-up activities but after deduction of approximately $7 million in Year 2000 expenses. Net income for 2000 also included a negative after-tax impact of $6 million from foreign currency translation.

Revenue increased 3% in 2000 to $1,577 million from $1,525 million in 1999, reflecting local currency growth of 9% and a negative $82 million impact from translating foreign currencies to the U.S. dollar. Total Americas (which includes the United States, Canada and Latin America) revenue increased 10% in 2000 to $724 million from $659 million in 1999 after a negative $4 million impact from foreign currency translation. In the United States revenue grew 9%. Revenue for the Europe, Middle East and Africa, or EMEA, region was $563 million in 2000, a decline of 5% as compared to $595 million in 1999, reflecting a $72 million negative impact of foreign currency translation. In local currency terms, the EMEA region achieved a 7% gain in revenue. Asia Pacific's revenue increased 6% in 2000, to $287 million from $272 million in 1999, and grew 8% in local currency terms, its strongest performance in three years. In 2000, nearly 67% of ACNielsen's revenue was generated from non-U.S. operations.

ACNielsen reported operating income of $80 million in 2000, which included $52 million of costs for OLE and $20 million of operating losses for eRatings. Excluding these charges, operating income increased to $152 million in 2000 after absorbing a negative $9 million impact from foreign currency translation. This represented a 13% improvement over $135 million in 1999, (after excluding $12 million in Year 2000 expenses and $1 million in start-up costs for eRatings). In local currency terms, operating income on this basis improved 20% as the result of revenue growth and improved operating efficiencies.

ACNielsen reported operating costs of $800 million in 2000, a 6% increase from $759 million in 1999. Growth in operating costs resulted from start-up and operating expenses for eRatings' first year of operations and increased data acquisition and client service costs, partially offset by the favorable impact of the strong U.S. dollar.

Selling and administrative expenses of $554 million in 2000 increased 1% from $550 million reported in 1999, reflecting the first full year of eRatings' selling and administrative activities, offset by the favorable impact of currency translation.

ACNielsen reported other income-net of $2 million in 2000 compared with other income-net of $7 million in 1999. This decrease resulted from higher interest expense on higher borrowings and the absence of gains from foreign exchange, partially offset by higher interest income.

Total Americas revenue increased 10% in 2000 to $724 million from $659 million in 1999. Excluding the negative impact of currency translation, revenue grew 11%, as the U.S., Canada and Latin America each turned in strong results. Operating income for the Americas region increased 18% in 2000 to $100 million from $85 million in 1999. In local currency terms, Americas operating income grew 19%. Revenue in the United States increased 9% in 2000 to $521 million driven by continued growth in account-level and consumer panel services, as well as revenue from new clients. However, lower demand for the test-marketing services of ACNielsen BASES and ACNielsen Market Decisions held down reported results for the United States overall. In the United States, operating income increased 23% in 2000, to $69 million from $56 million in 1999. The gain was primarily driven by revenue growth and the strong results at ACNielsen U.S. In Canada and Latin America, revenue rose 12% in 2000 to $203 million from $181 million in 1999, after absorbing $4 million of negative impact from foreign currency translation. Local currency revenue was up 15% reflecting especially strong growth in Mexico, Brazil, Colombia and Canada. Canada and Latin America operating income increased 9% in 2000 to $31 million from $29 million in 1999, but in local currency terms advanced 15%, reflecting the higher revenue.

EMEA's revenue of $563 million in 2000 was down 5% on a reported basis, as compared with $595 million in 1999, after absorbing a negative $72 million foreign currency translation impact caused primarily by the weakness of the euro and British pound. In local currency terms, EMEA revenue increased 7%, driven by solid revenue growth in the United Kingdom, the Nordic countries, South Africa, and emerging markets, and by the continued expansion of ACNielsen BASES in Europe. After a $7 million negative impact from foreign currency translation, reported operating income declined 11% to $27 million in 2000 from $31 million in 1999. Local currency operating income increased 12% benefiting from strong performances in key markets such as France and the United Kingdom and improved results in the emerging markets. These results were somewhat offset by a decline in Germany, which experienced difficulties in the transition to MarketTrack, ACNielsen's new retail measurement service.

Asia Pacific's revenue increased 6% in 2000 to $287 million from $272 million in 1999 led by overall growth in customized research and media measurement. Also, retail measurement sales were up in Asia. Local currency revenue grew 8%, due to improved performance in Greater China (which is the People's Republic of China and Hong Kong), Korea, and South East Asia. Operating income rose 26% in 2000 to $25 million from $20 million in 1999, or a 36% increase in local currency terms. Strong growth in North and South East Asia and Japan and a more profitable revenue mix contributed to the improvement.

During 2000, eRatings began delivering Internet audience and advertising information in thirteen markets. eRatings generated $3 million of revenue and incurred operating losses of $20 million in 2000 and signed over 300 clients to contracts.

### Results of Operations—Year ended December 31, 1999 versus year ended December 31, 1998

ACNielsen reported net income of $57 million in 1999, which included a $20 million charge, reflecting the cumulative effect of a change in accounting principle for costs of start-up activities. Net income was also negatively impacted by Year 2000 system modification costs and a negative after-tax impact of $5 million from foreign currency translation.

Income before the cumulative effect of change in accounting principle was $77 million in 1999, an increase of 35% over $57 million reported in 1998.

Revenue increased 7% in 1999 to $1,525 million from $1,425 million in 1998, reflecting local currency growth of 9% and a negative $32 million impact from translating foreign currencies to the U.S. dollar. Total Americas revenue increased 14% in 1999 to $659 million from $579 million in 1998, after a negative $24 million impact from foreign currency translation, primarily the result of devalued currencies in Latin America. In the United States revenue grew 22%, reflecting continued strong growth in account-level and consumer panel services and the year-over-year impact of the ACNielsen BASES and Market Decisions acquisitions. Revenue for the EMEA region was $595 million in 1999, up slightly as compared to $590 million in 1998, reflecting the negative impact of foreign currency translation. In local currency terms, the region achieved a 4% gain in revenue. Asia Pacific's revenue increased 6% in 1999 to $272 million from $257 million in 1998, reflecting positive foreign currency translation impact and modest growth in the underlying businesses. Asia Pacific's local currency revenue increased 1%.

ACNielsen reported operating income of $122 million in 1999 reflecting a 33% improvement over $92 million in 1998 after absorbing a negative $8 million impact from foreign currency translation and $1 million of start-up costs for eRatings. In local currency terms, operating income improved 42% as the result of profitable revenue growth and improved operating efficiencies.

ACNielsen reported operating costs of $759 million in 1999, an 8% increase from $701 million in 1998. Growth in operating costs resulted from higher staffing in the U.S. to support the higher revenue base, EMEA's investment in enhancing scanning coverage and consumer panels, the impact of expensing start-up costs in 1999 versus amortization of deferred start-up costs in prior years, and the consolidated expenses from acquired companies, partially offset by the impact of the strong U.S. dollar.

Selling and administrative expenses of $550 million in 1999 increased 3% from $531 million reported in 1998, reflecting the impact of expenses from acquisitions partially offset by favorable currency translation.

ACNielsen reported other income-net of $7 million in 1999 compared with other income-net of $7 million in 1998. These results reflect higher interest expense on higher borrowings partially offset by increased gains on foreign exchange.

Total Americas revenue increased 14% in 1999 to $659 million from $579 million in 1998. Excluding the negative impact of currency translation of $24 million, revenue grew 18%, reflecting solid growth in the U.S. and the acquisition of ACNielsen BASES (acquired in June 1998) and Market Decisions (acquired in June 1999). Operating income for the Americas region increased 20% in 1999 to $85 million from $71 million in 1998 including $7 million of negative foreign currency translation impact primarily from the weakening of Latin America currencies. In local currency terms, Americas operating income grew 29%. Revenue in the United States grew 22% in 1999 to $478 million driven by continued growth in account-level and consumer panel services, revenue from new clients and new products, and the acquisition impact of ACNielsen BASES and Market Decisions. Excluding the impact of these acquisitions, U.S. revenue growth was 10%. In the United States, operating income increased 44% in 1999, to $56 million from $39 million in 1998, driven by strong revenue growth in higher-margin services and income from acquisitions. Excluding the results of acquisitions, operating income for the United States increased 40%. In Canada and Latin America, revenue declined 4% in 1999 to $181 million from $188 million in 1998, due to a $24 million negative impact from foreign currency translation. Local currency revenue was up 9% due to higher retail measurement sales in Canada, Mexico and Brazil. Canada and Latin America operating income decreased 10% in 1999 to $29 million from $32 million in 1998 due to negative foreign currency impacts in Latin America. Local currency operating income advanced 11% on profitable growth of Canada and Mexico retail measurement services, partially offset by the absence in 1999 of customized research studies for the Mexican government that occurred in 1998.

EMEA's revenue of $595 million in 1999 was up slightly as compared with $590 million in 1998, after absorbing a negative $20 million foreign currency translation impact caused primarily by the weakness of the euro. In local currency terms, EMEA revenue increased 4%, driven by solid revenue growth in the United Kingdom, France, the Nordic countries, South Africa and Turkey. Operating income grew 5% in 1999 to $31 million, including a negative $3 million impact from foreign currency translation. Local currency operating income increased 16% benefiting from continued operational and cost efficiencies.

Asia Pacific's revenue increased 6% in 1999 to $272 million from $257 million in 1998 due to strengthening of local currencies, growth in North and South East Asia and higher revenue overall in retail measurement, consumer panel and proprietary customized research products offset by a decline in non-proprietary customized research due to recessionary pressures. Local currency revenue grew by 1%. Operating income grew to $20 million in 1999 from $8 million in 1998 led by increases in North and South East Asia and Japan, a shift to a more profitable revenue mix, and a favorable impact from foreign currency translation. Local currency operating income increased 136%, before accounting for a positive impact of $2 million from foreign currency translation.

### Income Taxes

ACNielsen's income tax provision was $31 million, $51 million, and $41 million in 2000, 1999, and 1998, respectively. ACNielsen's effective tax rates were 38%, 40%, and 42% in 2000, 1999, and 1998, respectively. The decrease in the effective tax rate reflected the impact of ACNielsen's global tax planning strategies.

### New Accounting Pronouncements Adopted in 1999

ACNielsen has adopted Statement of Position, or SOP, 98-5, "Reporting on the Costs of Start-Up Activities", which requires that costs of start-up activities be expensed as incurred. Adoption of this SOP resulted in a one-time, non-cash, after-tax charge of $20 million, which was recorded as a cumulative effect of a change in accounting principle-net of tax. However, the adoption of the SOP did not have a material impact on ACNielsen's 1999 results of operations.

In addition, ACNielsen adopted Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. The adoption of SFAS No. 133 did not have a material effect on earnings or the financial position of ACNielsen.

### Non-U.S. Operating and Monetary Assets

ACNielsen operates globally. Nearly 67% and 69% of ACNielsen's revenue was generated from non-U.S. operations during 2000 and 1999, respectively. During 2000, EMEA and Asia Pacific operations contributed 36% and 18% of ACNielsen's reported revenue, respectively, while revenue from countries in Latin America comprised approximately 8% of consolidated revenue. Primarily as a result of these non-U.S. operations, changes in the value of local currencies relative to the U.S. dollar have increased the volatility of ACNielsen's U.S. dollar operating results. In 2000 and 1999, foreign currency translation decreased U.S. dollar revenue growth by approximately 5% and 2%, respectively. Operating income growth in 2000 and 1999 was reduced by approximately $10 million and $8 million, respectively. ACNielsen has entered into foreign exchange forward contracts to hedge against significant known transactional exposures.

Non-U.S. monetary assets are maintained in currencies other than the U.S. dollar, principally in the currencies of euro countries, United Kingdom, Brazil, Mexico, Canada, and Australia. Changes in the value of these currencies relative to the U.S. dollar are charged or credited to the accumulated other comprehensive income section of shareholders' equity. In 2000 and 1999, the economies of certain Eastern European countries were considered highly inflationary, and the U.S. dollar was designated as the functional currency; therefore,.translation and transaction adjustments related to these countries were charged or credited to other income-net. The effect of exchange rate changes decreased the U.S. dollar amount of cash and cash equivalents by $13 million in 2000 and $6 million in 1999.

### Liquidity and Capital Resources

At December 31, 2000, cash and cash equivalents totaled $146 million, an increase of $10 million from December 31, 1999, and short-term debt totaled $122 million, an increase of $12 million from December 31, 1999. The net increase in short-term debt over cash of $2 million at December 31, 2000 reflects $37 million paid for the acquisition of businesses, $8 million paid for treasury stock repurchases, $38 million paid relating to OLE and other special charges and $7 million paid for post-employment benefits, offset by cash generated from operations. ACNielsen plans to incur approximately $128 million in cash expenditures for OLE over the next two years with an estimated $80 million and $48 million to be disbursed in 2001 and 2002, respectively. Net cash outlays for the entire program will be about $60 million, after about $100 million in anticipated savings over 2000 through 2002. ACNielsen also expects cash outlays in 2001 of $17 million for prior acquisitions and $30 million to roll out the ACNielsen eRatings.com service.

Net cash provided by operating activities aggregated $139 million, $147 million, and $124 million in 2000, 1999, and 1998, respectively. The decrease in cash provided by operating activities in 2000 reflected payments for OLE that exceeded special charge payments in the prior year by $33 million, increased accounts receivable ($15 million), reflecting revenue growth and increased client advance billings, partially offset by improved cash income.

Net cash used in investing activities totaled $130 million for 2000 compared with $154 million and $223 million in 1999 and 1998, respectively. The decrease in cash usage in 2000 of $24 million reflected

lower cash paid for business acquisitions ($14 million), lower software expenditures ($8 million) and capital expenditures ($2 million).

Additions to computer software totaled $33 million, $41 million, and $35 million in 2000, 1999, and 1998, respectively. The increase in spending levels in 1999 reflected ACNielsen's development of new production platforms and costs to acquire Year 2000 compliant software in advance of the normal replacement schedule.

Net cash provided by (used in) financing activities totaled $14 million, $48 million, and minus $1 million, in 2000, 1999, and 1998, respectively. The decrease in cash provided by financing activities of $34 million primarily reflected the decrease in short-term borrowings of $33 million and a decrease in proceeds from the sale of common stock under option plans of $4 million, partially offset by lower treasury stock repurchases amounting to $6 million.

During the first quarter of 1998, ACNielsen became a partner in a joint venture that provides media measurement services in Latin America. The joint venture, IBOPE, offers television audience measurement, or TAM, radio audience measurement, or RAM, and advertising expenditure measurement, or AEM, services in various Latin American markets. ACNielsen received an 11% equity interest in the joint venture and $15 million of interest-bearing notes in exchange for ACNielsen's Latin America TAM, RAM and AEM business assets and the assumption of certain transition liabilities in a non-cash transaction. ACNielsen is accounting for its investment in the joint venture on the cost basis.

### Business Building Initiatives—Operation Leading Edge

On February 17, 2000, the board of directors of ACNielsen approved Operation Leading Edge, or OLE, which is ACNielsen's plan to accelerate its growth beyond 2000 through a series of business-building initiatives. The initiatives, to be spread over three years, are designed to accelerate both revenue and profit growth by enhancing products and services, addressing changing client needs, improving efficiency and reducing ACNielsen's cost structure. The plan will result in a series of pre-tax charges, spread over three years, expected to total approximately $166 million.

During the year ended December 31, 2000, ACNielsen recorded a charge totaling $52 million, before tax, related to OLE. The charge included $31 million to create new capabilities by improving ACNielsen's information delivery systems, $16 million for overhead rationalization and $5 million for business closures. Severance charges are accrued when under the approved severance plan the number of employees, their job class and locations are known, and required notification has occurred. Business re-engineering and design costs are recorded as incurred. The following table details the activity for OLE during 2000:

| | Accrual Balance January 1 | Charges | Payments | Charged Against Assets | Accrual Balance December 31 |
|---|---|---|---|---|---|
| | (Amounts in $1,000) | | | | |
| Severance | — | 18,210 | (13,025) | — | 5,185 |
| Business re-engineering, design and other costs | — | 23,498 | (20,422) | — | 3,076 |
| Transition | — | 3,793 | (3,403) | — | 390 |
| Real estate/relocation | — | 561 | (148) | — | 413 |
| Non-cash | — | 6,310 | — | (6,310) | — |
| Total | — | 52,372 | (36,998) | (6,310) | 9,064 |

Severance charges relate to the elimination of 346 positions, primarily in Europe, that resulted from business closures and overhead rationalization. Business re-engineering, design and other costs relate primarily to external consultants retained to assist in re-engineering and designing ACNielsen's North American and European information processing and content delivery systems. Transition expense represents dual production costs incurred as ACNielsen continues to convert country-level information to a harmonized regional system in Europe and to consolidate production sites in Asia. Savings realized from the actions taken in 2000 were approximately $7 million. Non-cash charges consisted of $1 million for accelerated amortization and $5 million for impairment losses. Accelerated amortization relates to computer software that will be replaced prior to the end of its normal service period, primarily due to the technology standardization that will result from the redesign of the European information and content delivery systems, and the impairment loss relates to the write-down of long-lived assets that will not be used based on management direction regarding global technological changes that resulted from a review of global business initiatives.

There were no charges to income with respect to this program in 1999.

Management of our company is entrusted to the Executive Board under the supervision of the Board of Supervisory Directors. Each member of the Executive Board is individually authorized to represent our company. The members of the Board of Supervisory Directors are not authorized to bind us.

### Supervisory Board

The members of the Board of Supervisory Directors are currently as follows:

*P.A.W. Roef* (Chairman), born in 1932, has been a member of the Board of Supervisory Directors since 1988. Mr. Roef also serves as Chairman of the supervisory board of directors of Parcom Ventures B.V. and as a member of the supervisory boards of directors of Gamma Holding N.V., Hagemeyer N.V., Koninklijke Numico N.V. and Robeco N.V.

*A.G. Jacobs* (Vice Chairman), born in 1936, has been a member of the Board of Supervisory Directors since 1998. Mr. Jacobs also serves as Chairman of the supervisory board of directors of Joh. Enschedé B.V., and as a member of the supervisory boards of directors of Euronext N.V., Buhrmann N.V., IHC Caland N.V., ING Groep N.V., Koninklijke Nederlandse Petroleum Maatschappij N.V., N.V. Nederlandse Spoorwegen and Strukton Groep N.V.

*J.L. Brentjens*, born in 1940, has been a member of the Board of Supervisory Directors since April 2000 and prior thereto was Chairman of the Executive Board. He also serves as Chairman of the supervisory boards of directors of Heijmans N.V. and Arboned N.V., as Vice Chairman of the supervisory board of directors of Roto Smeets De Boer N.V., as a member of the supervisory boards of directors of Océ N.V., Fortis Obam N.V. and P. Bakker Hillegom B.V., and as a member and Vice Chairman of the boards of foundations of Catholic University Nijmegen and the Van Leer Group Foundation, respectively.

*P.J. van Dun*, born in 1938, has been a member of the Board of Supervisory Directors since 1996. Mr. van Dun also serves as a member of the supervisory boards of directors of Macintosh N.V., MeijerMonitor B.V. and Accounting Plaza B.V., as a member of the foundation Ahold Continuity, as a member of the Advisory Council of Foundation PION and as Chairman of Curatorium PDO (Post Academic Education) Free University of Amsterdam.

*P.A.F.W. Elverding*, born in 1948, has been a member of the Board of Supervisory Directors since April 2000. Mr. Elverding also serves as Chairman of the executive board of DSM N.V. He also serves as a member of the supervisory boards of directors of N.V. Nederlandse Gasunie and De Nederlandsche Bank N.V., as a treasurer of VNO NCW, as a member of the executive board of directors of the International Chamber of Commerce in The Netherlands, as Chairman of the board of the foundation Management Studies, as Chairman of the supervisory board of the foundation Associated Rehabilitation Centers in Limburg and as a member of the supervisory board of directors of Maastricht University.

*F.L.V. Meysman*, born in 1952, has been a member of the Board of Supervisory Directors since 1995. Mr. Meysman currently serves as Chairman of the board of management of Sara Lee/DE N.V. and as director and Executive Vice President of Sara Lee Corporation. He also serves as a member of the supervisory board of directors of Grontmij N.V., as a member of the American Chamber of Commerce in The Netherlands, and of GIMV N.V.

*M.W.M. Vos-van Gortel*, born in 1931, has been a member of the Board of Supervisory Directors since 1995. Ms. Vos-van Gortel also serves as a member of the Council of State. She also serves as a member of the supervisory board of directors of NCM Holding N.V., Chairman of the supervisory boards of the Dutch Lotteries Organization and the National Nature Historic Museum "Naturalis", and as a member of the boards of advice of the Dutch Association of Shareholders (VEB) and the Dutch Cancer Institute/foundation Antoni Van Leeuwenhoek Hospital.

### Executive Board

The members of the Executive Board are currently as follows:

*R.F. van den Bergh* (Chairman), born in 1950, has been Vice Chairman of the Executive Board since 1998 and a member of the Executive Board since 1992. He also serves on the supervisory boards of directors of Philips Nederland B.V., Boompers B.V., P3 Technology and Partners B.V. and as a member of the advisory council of ABN AMRO Holding N.V.

*T.G.G. Bouwman*, born in 1944, has been a member of the Executive Board since April 2000. Mr. Bouwman served as Chief Executive Officer of VNU Tijdschriften B.V. from March 1994. He also serves as a Vice Chairman of the Dutch Publishers Association.

*F.J.G.M. Cremers*, born in 1952, has been a member of the Executive Board since 1997. Prior to joining our company, Mr. Cremers worked for the Royal Dutch Shell Group for 21 years in a variety of management positions. Mr. Cremers served as financial director and as a member of the board of Shell Expro UK until 1996.

*G.S. Hobbs*, born in 1941, has been a member of the Executive Board since 1998. Mr. Hobbs also serves as Chairman of VNU Inc. Prior to joining our company, Mr. Hobbs was the Chief Executive Officer of BPI Communications, Inc.

Other members of our management authorized to bind our company are F.L. Dombrée, who has served as our Staff Director Controlling since September 1, 1997 and M.M.I. Cohen de Lara (with limited authority) who has served as our Secretary since March 1, 1997.

All of the members of the Executive Board are employed by our company. All members of the Executive Board and the Board of Supervisory Directors elect domicile at our offices in Haarlem, The Netherlands. Only natural persons can be members of the Executive Board or the Board of Supervisory Directors.

### Compensation of the Board of Supervisory Directors and the Executive Board

In 2000, the aggregate remuneration of salaries, social premiums and pension costs for the members of the Executive Board (as well as two former members) was €4.3 million (that of current members would have been €3.6 million). Total remuneration for nine members of the Board of Supervisory Directors was €197,394 (of which one member has retired, effective April 18, 2000, and two members were appointed on the same date) (that of current members would have been €189,453).

### Directors' Interest in Our Company

None of the members of the Executive Board holds any common shares. Members of the Executive Board hold rights to acquire 609,100 common shares under the Management Stock Option Plan. One member of the Board of Supervisory Directors holds 10,000 common shares and the right to acquire 35,000 common shares under the Management Stock Option Plan.

The following table shows the stock option holdings of members of our Executive Board and our Board of Supervisory Directors:

| | Options 1998 | Options 1999 | Options 2000 | Options 2001 | Common Shares |
|---|---|---|---|---|---|
| **Executive Board** | | | | | |
| R.F. van den Bergh | 32,500 | 32,500 | 60,000 | 40,000 | — |
| T.G.G. Bouwman | 12,600 | 11,500 | 60,000 | 40,000 | — |
| F.J.G.M. Cremers | 30,000 | 30,000 | 60,000 | 40,000 | — |
| G.S. Hobbs | 30,000 | 30,000 | 60,000 | 40,000 | — |
| **Board of Supervisory Directors** | | | | | |
| J.L. Brentjens | — | 35,000 | — | — | 10,000 |
| **Total** | 105,100 | 139,000 | 240,000 | 160,000 | 10,000 |

The exercise prices in 1998, 1999, 2000 and 2001 amount to €30.77, an average of €38.81, €59.80 and €39.29 respectively. Options in the 1998 and 1999 series have a five year term. Of the options in the 2000 series, two-thirds have a five year term and the remaining third have a ten year term. Of the options in the 2001 series, half have a five year term and half have a ten year term.

### Directors' Loans

We have from time to time granted loans to former and current members of the Executive Board and the Board of Supervisory Directors. At April 30, 2001, approximately €100,000 was outstanding under all such loans, which did not bear interest. We have not made any guarantees in favor of members of the Executive Board or Board of Supervisory Directors.

## SHAREHOLDERS AND PRINCIPAL OWNERSHIP

Under the Dutch 1996 Act on Disclosure of Holdings in Listed Companies (*Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen 1996*), or the 1996 Disclosure of Holdings Act, any person who, directly or indirectly, acquires or disposes of an interest in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing of shares on a stock exchange within the European Economic Area must give written notice of such acquisition or disposal, if as a result of such acquisition or disposal the percentage of capital interest or voting rights held by such person changes the percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The ranges referred to in the 1996 Disclosure of Holdings Act are 0-5%, 5-10%, 10-25%, 25-50%, 50-66⅔% and 66⅔% or more.

Notification in writing must be given forthwith to the company and the Securities Board of The Netherlands (*Stichting Toezicht Effectenverkeer*), which will disclose the information to the public by publication in a newspaper distributed throughout each member state of the European Economic Area in which the company is officially listed on a stock exchange.

Non-compliance with the obligations of the 1996 Disclosure of Holdings Act constitutes an economic offence and may result in criminal and administrative sanctions. In addition, the district court (*rechtbank*) sitting in the place in which the company has its corporate seat can impose measures if notification has not taken place in accordance with the 1996 Disclosure of Holdings Act. A claim for such measures to be imposed may be instituted by one or more holders of shares who alone or together with others represent at least 5% of the issued share capital and by the company. These measures may include (1) condemnation of the person who is obliged to notify in accordance with the 1996 Disclosure of Holdings Act; (2) suspension of voting rights in respect of such person's shares for a period to be determined by the court (for a maximum of three years); (3) suspension of a resolution of the company's general meeting of shareholders until an irrevocable decision has been taken on an order as referred to in (4) hereafter; (4) nullification of a resolution adopted by the company's general meeting of shareholders, insofar as it is reasonable to assume that such resolution would not have been adopted if the voting rights on the shares in the company held by the person who is obliged to notify had not been exercised; and (5) an order to the person who is obliged to notify to refrain, during a period to be determined by the court (for a maximum of five years), from acquiring shares in the capital of the company and/or voting rights.

The Dutch 1995 Act on the Supervision of the Securities Trade (*Wet Toezicht Effectenverkeer 1995*) provides, among other things, for an additional notification duty for shareholders holding (directly or indirectly) a capital interest of more than 25% in a listed company. Such shareholders are obliged to notify the Securities Board of The Netherlands of any and all transactions that they carry out or cause to be carried out in securities issued by us. If such shareholder is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity.

The table below sets out information relating to notifications that we have received from certain shareholders and holders of options. No representation can be given as to the holdings of such shareholders or other shareholders at any time other than the date referred to in the last column of the table below:

| Name | Percentage of Capital Stock | Potential Percentage of Capital Stock(1) | Percentage of Voting Rights(2) | Potential percentage of Voting Rights(1),(2) | Date Disclosure Obligation Arose(3) |
|---|---|---|---|---|---|
| ING Groep N.V. . . . . . . | 9.95 | 0 | 9.95 | 0 | June 11, 1999 |
| AEGON N.V. . . . . . . . . | 5.28 | 0 | 5.28 | 0 | February 20, 1992 |
| Stichting VNU . . . . . . . | 0 | 99.99 | 0 | 99.99 | March 10, 1994 |

(1) Represents rights to acquire additional capital stock. Stichting VNU has the option to purchase that number of preferred class A shares (at their nominal value) necessary to match the total voting rights of the common shares, the 7% preferred shares and the preferred class B shares outstanding at the time of purchase. The right to acquire preferred class A shares is disclosed as a potential percentage of capital stock and a potential percentage of voting rights. If this option had been exercised on December 31, 2000, Stichting VNU would have held, at such date, virtually 50% of the capital stock and, given the voting restrictions referred to in (2) below, approximately 51% of the voting rights of our company.

our shareholders. The 7% preferred shares, the preferred class A shares and the priority shares entitle holders thereof to cast 40 votes per share at the general meeting of our shareholders. The preferred class B shares entitle holders thereof to cast one vote per share at the general meeting of our shareholders, subject to certain contractual restrictions to which holders of the preferred class B shares have agreed whereby such holders will effectively be entitled to cast one vote for each 4.704 preferred class B shares held. In addition, separate approval of the meeting of holders of priority shares is necessary for certain corporate actions. All of the outstanding priority shares are held by the *Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V.*, a not-for-profit foundation established under Dutch law.

(3) Janus Investment Fund had previously made disclosure under the then-existing Disclosure of Holdings in Listed Companies Act, but has informed us in writing that it no longer holds 5% or more of our capital stock.

### Option Schemes

We maintain certain arrangements relating to options to acquire common shares, or, collectively, the Plans, for the benefit of members of the Executive Board, senior management and eligible employees. The Plans consist of the following:

- The Management Stock Option Plan, or MOP, first established in 1994, for members of the Executive Board and senior management. Options under the MOP to acquire 5,037,450 common shares were outstanding at March 31, 2001; and
- The Personnel Option Plan, or POP, first established in 1999, for eligible employees in The Netherlands (and in which members of the Executive Board and senior management are also able to participate). Options under the POP to acquire 231,553 common shares were outstanding at March 31, 2001.

The following table sets out certain information, at March 31, 2001, regarding options granted under the Plans:

| | | | | Options Exercised | | Options Expired | | |
|---|---|---|---|---|---|---|---|---|
| Issued in[1] | Expiry Date | Exercise Price[2] | Options Granted | Before 1/1/01 | 1/1/01 to 03/31/01 | Before 1/1/01 | 1/1/01 to 03/31/01 | Options Outstanding at 03/31/01 |
| 1996 (MOP) | 15/11/01 | 14.34 | 1,414,000 | 1,183,000 | 19,500 | 15,000 | — | 196,500 |
| 1998 (MOP) | 23/03/03 | 30.77 | 866,450 | 78,400 | 63,500 | 55,150 | — | 669,400 |
| 1999[3] (MOP 20%) | 29/03/04 | 34.75 | 710,500 | 20,000 | 5,000 | 41,800 | — | 643,700 |
| 1999[3] (MOP 4%) | 29/03/04 | 43.78 | 144,000 | — | — | 2,000 | — | 142,000 |
| 1999[4] (POP) | 09/09/04 | 36.00 | 72,504 | 636 | — | 371 | — | 71,497 |
| 2000[5] (MOP Series 1) | 10/04/05 | 64.70 | 837,050 | — | — | 24,900 | 15,000 | 797,150 |
| 2000[5] (MOP Series 2) | 02/06/05 | 59.80 | 519,800 | — | — | 2,400 | 3,200 | 514,200 |
| 2000[5] (MOP Series 3) | 21/09/05 | 57.15 | 73,000 | — | — | — | — | 73,000 |
| 2000[4] (POP) | 15/09/05 | 61.50 | 49,056 | — | — | — | — | 49,056 |
| 2001[6] (MOP) | 23/03/06 | 39.29 | 2,001,500 | | — | — | — | 2,001,500 |
| 2001[4] (POP) | 23/03/06 | 39.29 | 111,000 | | — | — | — | 111,000 |
| Total | | | | 1,282,036 | 88,000 | 141,621 | 18,200 | 5,269,003 |

Averages: In the period ending March 31, 2001 the average exercise price was €27.36.
The average remaining exercise price is €43.10.

---

(1) No options were granted in 1997.

(2) In euro. Amounts before January 1, 1999 have been converted from Dutch Guilders to euro at NLG2.20371 per euro and rounded to two decimal places.

(3) Granted under the Management Option Plan. Due to new tax rules which became effective for Dutch participants in 1999, option holders can elect to exercise their options at €34.75 and pay 20% up-front tax, or at €43.78 and pay 4% up-front tax.

(4) Granted under the Personnel Option Plan.

(5) Granted under the Management Option Plan. Participants who are not subject to Dutch tax regulations were granted stock options on April 4, 2000 (Series 1). Participants who are subject to Dutch tax regulations were granted stock options on June 2, 2000 (Series 2). Stock options were granted to a third group of new participants on September 21, 2000 (Series 3).

(6) Granted under the Management Option Plan on March 23, 2001.

We have also previously maintained certain arrangements whereby eligible participants were able to acquire common shares. As of March 31, 2001, we had acquired a total of 35,066 common shares in order to meet our current obligations under these arrangements. No further entitlements under these arrangements have been or will be granted since the introduction of the Personnel Option Plan.

## DESCRIPTION OF COMMON SHARES, SHARE CAPITAL AND CORPORATE STRUCTURE

*We are incorporated under Dutch law by deed executed on October 22, 1960, before H.G. Frank, civil law notary at Vught, The Netherlands. Our articles of association, which are incorporated by reference herein, were last amended by deed of May 4, 2000, executed before M. van Olffen, Civil Law Notary at Amsterdam, The Netherlands. The certificate of no objection of the Minister of Justice to that amendment was issued on April 20, 2000, number NV 76624. Set out below is a summary of certain provisions of our articles of association and of Dutch law.*

*This description is qualified in its entirety by reference to such articles of association and such law.*

### General

Our authorized share capital is €142,408,000 and is divided into 300,000,000 common shares (nominal value €0.20 per share), 500 priority shares (nominal value €8 per share), 150,000 7% preferred shares (nominal value €8 per share), 50,000,000 preferred class B shares (nominal value €0.20 per share) divided into twenty series of 2,500,000 shares each, being series A up to and including T (each of which is deemed to be a separate class of shares) and 8,900,500 preferred class A shares (nominal value €8 per share).

Our priority shares, our preferred class A shares and our cumulative preferred class B shares are registered shares. Our common shares and our 7% preferred shares are in bearer form unless the holder explicitly or implicitly states that he wishes to have shares in registered form.

Our existing common shares are listed on Euronext Amsterdam, Euronext Brussels and the Luxembourg Stock Exchange. Our 7% preferred shares are listed on Euronext Amsterdam. ABN AMRO Bank N.V. in Amsterdam and Fortis Bank N.V. in Amsterdam have been designated as paying agents. We are registered with the Amsterdam-Haarlem Chamber of Commerce and Industries under trade registry number 34036267.

### Corporate Structure

We are a public company with limited liability to which the rules for large companies (*structuurvennootschappen*) as set out in Sections 152 through 164 of Book 2 of the Dutch Civil Code, or the Large Company Rules, apply. Under the Large Company Rules, companies must adopt a two-tier system of corporate governance, comprising a management or executive board (*Raad van Bestuur*) and a supervisory board (*Raad van Commissarissen*). Under these rules, the following powers, among others, are vested in the supervisory board:

- appointment of the members of the supervisory board;
- appointment and dismissal of the members of the executive board;
- adoption of the annual accounts; and
- approval of certain resolutions of the executive board.

### Executive Board

Our Executive Board is responsible for the management of our company and, as such, is generally responsible for the policy-making and the central management of our company and its subsidiaries, all under the supervision of the Board of Supervisory Directors. The number of members of the Executive Board is determined by the Board of Supervisory Directors subject to a minimum of two. Generally, members of the Executive Board cannot be older than 65.

The Executive Board is supported in its management of our businesses by the management of the principal business divisions. Each member of the Executive Board may represent us in dealings with third parties.

The Board of Supervisory Directors appoints, and can suspend and dismiss, members of the Executive Board. The Board of Supervisory Directors must notify the general meeting of our shareholders of any intended appointment. The Executive Board may recommend persons for appointment. The Board of Supervisory Directors appoints one of the members of the Executive Board as Chairman, and may appoint another member as Vice Chairman. A member of the Executive Board cannot be dismissed by the Board of Supervisory Directors until the general meeting of our shareholders has been consulted. A resolution of the Board of Supervisory Directors to dismiss a member of the Executive Board can be taken by a simple majority of the votes cast in a meeting in

which a majority of the members of the Board of Supervisory Directors is present or represented. The Board of Supervisory Directors also has the power to suspend a member of the Executive Board for a limited period of no more than three months. The suspension will expire if at the end of the three month period no decision on termination of the suspension or the intended dismissal has been taken.

The Board of Supervisory Directors determines the remuneration and other terms of employment of the members of the Executive Board. Certain resolutions of the Executive Board, such as, without limitation, issuances or acquisitions of our own shares or debt instruments, material acquisitions of other businesses, proposals to amend our articles of association or wind up our company, require the prior approval of the Board of Supervisory Directors.

If a member of the Executive Board is temporarily prevented from acting, the remaining members of the Executive Board are temporarily responsible for the management of our company. If all members of the Executive Board are prevented from acting, the Board of Supervisory Directors will be temporarily responsible for the management of our company and will in that event be authorized to appoint one or more persons, either from among its members or otherwise, to assume responsibility for the management of our company in its place.

**Board of Supervisory Directors**

The duties of the Board of Supervisory Directors are to supervise the policies of the Executive Board as well as our general course of affairs and business. It further assists the Executive Board by providing advice. In performing its duties, the Board of Supervisory Directors is required to act in the interests of our business. The members of the Board of Supervisory Directors are not authorized to bind us.

Resolutions by the Board of Supervisory Directors are validly adopted by a simple majority vote in a meeting at which the majority of the members of the Board of Supervisory Directors are present or represented. The Board of Supervisory Directors must meet upon the request by the Chairman or by two or more of its members.

The members of the Board of Supervisory Directors are appointed by the Board of Supervisory Directors itself. The Board of Supervisory Directors appoints a chairman and may appoint one vice chairman (to act for the chairman in his or her absence) from among its members. Generally, members of the Supervisory Board cannot be older than 70.

In case of a vacancy, the general meeting of our shareholders, the Executive Board and the Central Works Council (as referred to in Section 158, sub-section 13, Book 2 of the Dutch Civil Code) may each make a non-binding recommendation for candidates to fill any vacancy on the Board of Supervisory Directors. The Board of Supervisory Directors informs the general meeting and the Central Works Council of the name of the person whom it wishes to appoint. The general meeting of our shareholders and the Central Works Council each have the right to object to a proposed appointment of a member of the Board of Supervisory Directors:

- in the case of failure to observe certain procedural requirements regarding the nominations; or
- if it is expected that the nominated person would not be suitable to properly perform the duties of a member of the Board of Supervisory Directors; or
- if the appointment would create an inappropriate composition of the Board of Supervisory Directors.

The general meeting of our shareholders may delegate such rights of recommendation and objection to a committee of shareholders, which right is currently not exercised by the general meeting of our shareholders.

Such appointment may take place if the objection is declared unfounded by the Enterprise Chamber of the Amsterdam Court of Appeal (*Ondernemingskamer*).

The Enterprise Chamber of the Amsterdam Court of Appeal may dismiss a member of the Board of Supervisory Directors for neglect of his or her duties, for certain other serious matters or following a significant change in circumstances as a result of which the Court determines that his or her continued membership is no longer reasonable for our company. The Board of Supervisory Directors can suspend a member of the Board of Supervisory Directors; the suspension will expire unless we request the Enterprise Chamber of the Amsterdam Court of Appeal to dismiss the member concerned within one month of the date of suspension.

The general meeting of our shareholders determines the remuneration of each member of the Board of Supervisory Directors. The number of members of the Board of Supervisory Directors is determined by the meeting of holders of priority shares subject to a minimum of five. Members of the Board of Supervisory Directors serve for a term of four years. In accordance with the Code of Conduct of the Board of Supervisory Directors, a member may be reappointed for up to two additional four-year terms.

### Works Council

Pursuant to the Dutch Works Council Act, our company has a central works council (*centrale ondernemingsraad*) and separate works councils exist for several of our group and operating companies, respectively, in The Netherlands. A works council is a representative body of the employees of the relevant company or companies elected by the employees thereof. The executive board of the relevant company must seek the advice of the works council involved before taking certain kinds of decisions, as listed in the Works Council Act. Other decisions, especially regarding employment aspects, may only be taken with the works council's approval. The central works council may recommend a candidate for the Board of Supervisory Directors, and may also object to the appointment of a proposed candidate.

### Dividends

Dividends are payable by us out of annual profits (net earnings) as shown in our annual financial statements as adopted by the Board of Supervisory Directors and approved by the general meeting of our shareholders, after the establishment of any reserves determined by the Executive Board with the approval of the Board of Supervisory Directors. We may not pay dividends if the payment would reduce shareholders' equity such that certain capital accounts and reserves would be reduced to below statutorily required levels. The Executive Board may, with the prior approval of the Board of Supervisory Directors and subject to certain statutory provisions, distribute one or more interim dividends before the accounts for any year have been determined. In addition, upon proposal of the Executive Board, which proposal must be approved by the Board of Supervisory Directors, the general meeting of our shareholders may make distributions of capital stock, depositary receipts therefor or equity participations in a company in which we participate. Dividends which have not been collected within five years after the first day on which they became payable will revert to us.

Dividends will be paid on our capital stock in the following order: *first*, €0.45 to each outstanding priority share; *second*, €0.64 to each outstanding 7% preferred share; *third*, a percentage of the amount paid up or to be paid up as of the date of subscription therefor on each outstanding preferred class A share equal to the average of EURIBOR for cash advances with a life of 12 months weighted for the number of days for which this percentage applied during the fiscal year in respect of which the distribution is made, plus 1%, to each outstanding preferred class A share; *fourth*, a percentage of the amount paid up as of the date of subscription on each outstanding preferred class B share, equal to the arithmetical average of the effective yield on Dutch State Loans with a remaining maturity of six to seven and seven to eight years, as assessed by the Central Bureau of Statistics and as published in the Euronext Official Daily List of Euronext Amsterdam N.V. (*Officiële Prijscourant*), or the Euronext Official Daily List, during the last five business days before the date of subscription, weighted for the number of days for which this percentage applied during the fiscal year in respect of which the distribution is made, plus 1%, to each outstanding preferred class B share (which percentage will be reset by the Executive Board, with the approval of the Board of Supervisory Directors, on the seventh anniversary of the date of subscription and every consecutive seven-year period, subject to certain statutory provisions), and *fifth*, to the common shares as determined by the general meeting of our shareholders. The dividends on the priority shares, the 7% preferred shares and the preferred class A shares are not cumulative. The dividends on the preferred class B shares are cumulative.

### Voting Rights

Ordinary general meetings of our shareholders will be held at least annually, not later than June of each year, in Haarlem or Amsterdam, The Netherlands. We will give notice of such meeting by advertisement in a daily newspaper distributed throughout The Netherlands, as well as in Belgium and Luxembourg, as well as in the Euronext Official Daily List. Advertisements may also be placed in additional newspapers. Such notice shall be given not later than the fifteenth day prior to the day of the meeting and shall state the subjects to be considered or that the subjects to be considered may be inspected at our offices. In order to exercise voting rights, the Executive Board may determine that

shareholders must be registered as such in a register designated by the Executive Board, on a certain date (the "record date"), which record date may not be fixed earlier than seven days prior to the general meeting of our shareholders and not later than three days before the general meeting of our shareholders. Furthermore, the holder of the register must have notified us that the applicant intends to attend the general meeting of our shareholders, regardless of the identity of the holder of the relevant shares at the time of the general meeting of our shareholders. If the Executive Board does not exercise this power, the holders of bearer shares, in order to exercise voting rights, must provide documentary evidence to us of their rights not later than the seventh day prior to the meeting. Holders of shares may attend the meeting in person or by written proxy; however, we do not currently solicit proxies from, or nominate proxies for, our shareholders.

Action is taken at general meetings of shareholders by a majority of the votes cast (unless a higher proportion of votes is required by the articles of association or Dutch law) and there are generally no quorum requirements applicable to such meetings. At such meetings, each common share and preferred class B share is entitled to one vote and each priority share, 7% preferred share and preferred class A share is entitled to 40 votes. However, the holders of the existing preferred class B shares have entered into an agreement with us to restrict their voting rights in such way that they shall undertake to only exercise a part of their voting rights that equals the total number of their preferred class B shares multiplied by their issue price, divided by an equal number of common shares multiplied by the share price of the common shares at the date of issuance of the currently outstanding preferred class B shares, as published in the Euronext Official Daily List. Such holders are effectively entitled to cast one vote for each 4.704 preferred class B shares held.

Other general meetings of shareholders may be convened by the Executive Board, the Board of Supervisory Directors or, in certain circumstances, with permission of the president of the competent district court, the holders of at least 10% of the total outstanding issued share capital.

### Control of Our Company

In addition to the voting rights to which the priority shares are entitled at the general meeting of our shareholders, certain corporate actions require the separate approval of the meeting of holders of priority shares. Corporate actions that require such approval of the meeting of holders of priority shares include, without limitation, (1) issuance of capital stock or the granting of rights to subscribe for capital stock, (2) the limitation or elimination of pre-emptive rights, (3) amendment of the articles of association, (4) reduction of issued share capital and (5) dissolution and liquidation of our company. In addition, the meeting of holders of priority shares has the right to determine the number of members of the Board of Supervisory Directors. All of the priority shares are held by *Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V.*, or Stichting Prioriteit VNU. The board of this foundation consists of members of the Executive Board and the Board of Supervisory Directors.

Under the terms of an agreement made on July 19, 2000, Stichting VNU, a not-for-profit foundation established under Dutch law has been granted the option to purchase that number of preferred class A shares necessary to match the total number of statutory votes on all of the common shares, the 7% preferred shares and the preferred class B shares outstanding at the time of purchase up to a maximum of the number of preferred class A shares included in the present authorized share capital. Such purchase would be at the nominal value of the class A preferred shares, being €8 per share, but Stichting VNU would be required to pay only 25% at the time of issue. Stichting VNU would be required to pay the balance of the purchase price only upon request by the Executive Board, which request shall have been approved by the Board of Supervisory Directors and the meeting of holders of the priority shares, all of which are currently held by Stichting Prioriteit VNU. The board of Stichting VNU consists of five members, one of whom is appointed by the Board of Supervisory Directors upon consultation with the Executive Board.

The special voting rights of Stichting Prioriteit VNU and the option held by Stichting VNU to acquire the preferred class A shares are intended to secure the continuity and identity of our company. Such arrangements may delay or prevent the acquisition of control of our company.

Since we are a large company (*structuurvennootschap*) within the meaning of sections 152-164 of Book 2 of the Dutch Civil Code, certain powers are vested in our Board of Supervisory Directors rather than in the general meeting of shareholders. These powers include the power to appoint members of the Board of Supervisory Directors as well as the power to appoint and remove members of our Executive Board.

### Approval of Annual Accounts

The Executive Board and the Board of Supervisory Directors will submit the annual accounts for each fiscal year (after the adoption thereof by the Board of Supervisory Directors) to the general meeting of our shareholders for approval.

### Liquidation Rights

In the event of the dissolution and liquidation of our company, the assets remaining after payment of all debts and liquidation expenses are to be distributed to holders of our capital stock as follows: *first*, the nominal value and share premium reserve of all outstanding priority shares shall be distributed to the holders; *second*, the nominal value and share premium reserve of all outstanding 7% preferred shares, plus an amount equal to 7% interest on these amounts for the current fiscal year up to the moment of dissolution, shall be distributed to the holders; *third*, the amount paid-up and share premium reserve on all outstanding preferred class A shares, plus interest for the current fiscal year up to the moment of dissolution (at the rate per annum for preferred class A shares calculated in the manner described under "—Dividends"), shall be distributed to the holders; *fourth*, the nominal value and share premium reserve of the outstanding preferred class B shares, increased by (1) an amount equal to the shortfall in payment of dividends over previous fiscal years and (2) interest for the current fiscal year up to the moment of dissolution (at the rate per annum for preferred class B shares calculated in the manner described under "—Dividends"), shall be distributed to the holders; and *fifth*, any remaining assets shall be distributed pro rata to holders of the common shares.

### Issue of Capital Stock; Pre-emptive Rights

The general meeting of our shareholders at the proposal of the Executive Board or, if authorized at the proposal of the Executive Board for a specified period of no more than five years by the general meeting of our shareholders, the Executive Board may (1) issue capital stock or grant rights to subscribe for capital stock and (2) limit or exclude pre-emptive rights with respect to a share issuance, if any, in each case with the approval of the Board of Supervisory Directors and the meeting of holders of Priority Shares.

On April 17, 2001, the annual general meeting of our shareholders extended to the Executive Board (a) until October 17, 2002 the authorization to issue or grant rights to subscribe for common shares up to a maximum of 25% of the outstanding common share capital and to limit or exclude pre-emptive rights with respect thereto, and to issue or grant rights to subscribe for preferred class B shares up to the maximum amount of the preferred class B shares included in the authorized share capital at the time of the issue, and (b) until April 17, 2006 the authorization to issue or grant rights to subscribe for all preferred class A shares included in the authorized share capital at the time of the issue, as aforesaid in each case with the approval of the Board of Supervisory Directors and the meeting of holders of priority shares.

Unless limited or eliminated by the general meeting of our shareholders or the Executive Board as described in the preceding paragraph, holders of common shares have a pro rata pre-emptive right to subscribe for any newly issued common shares. The pre-emptive subscription right does not exist with respect to new common shares issued for consideration other than cash, shares issued to our employees or of an affiliated company or shares issued in connection with a legal merger of our company. Holders of priority shares, 7% preferred shares, preferred class A shares and preferred class B shares do not have pre-emptive rights. In the case of any issuance of priority shares, 7% preferred shares, preferred class A shares or preferred class B shares, no pre-emptive rights exist.

### Repurchase of Common Shares

We may repurchase our own capital stock, subject to certain provisions of Dutch law and of the Articles of Association. We may not repurchase our own capital stock if (1) the payment required to make the repurchase would reduce shareholders' equity to an amount less than the sum of paid-in and called portions of the share capital and any legally-required reserves or if (2) our company and its subsidiaries would thereafter hold capital stock with an aggregate nominal value equal to at least 10% of our issued share capital. Capital stock owned by us may not be voted.

A repurchase of capital stock may be effected by the Executive Board if the Executive Board has been so authorized by the general meeting of our shareholders, which authorization may not be granted for a period of more than 18 months. Most recently the general meeting of our shareholders granted

this authorization for common shares and 7% preferred shares until October 17, 2002 by resolution dated April 17, 2001. Any purchase of capital stock must be approved by the Board of Supervisory Directors and the meeting of holders of priority shares.

### Capital Reduction

Upon the motion of the Executive Board, which motion must be approved by the Board of Supervisory Directors and the meeting of holders of priority shares, the general meeting of our shareholders may reduce issued capital by cancellation of shares of capital stock or by reducing the nominal value of shares of capital stock, subject to certain statutory provisions.

### Limitations on Right to Hold or Vote Common Shares

There are currently no limitations imposed by Dutch law or by the articles of association on the right of holders who are not residents of The Netherlands to hold or vote the common shares.

### Limitations on Shareholder Lawsuits

Under Dutch law, a shareholder of a Dutch company cannot sue individual members of such company's supervisory board or board of management derivatively (in the name of and for the benefit of the company). The duties owed by a member of the supervisory board or board of management are owed primarily to that company and its business. However, since shareholders under Dutch law are considered to be part of a company, the supervisory board and the executive board also owe a duty to the shareholders. The relationship between, inter alia, the supervisory board, the executive board and the shareholders, is governed by standards of reasonableness and fairness.

Dutch law affords shareholders the power to reverse certain resolutions of both the supervisory board and the executive board on the basis that relevant rules of procedure were not observed. Additionally, shareholders with a collective claim against our company may establish an association or foundation with the sole purpose of serving the collective interests of these shareholders.

### Proposed Legislation Regarding Anti-takeover Measures

On November 7, 1997, a legislative proposal was submitted to the Dutch parliament, which allows certain shareholders to request the Enterprise Chamber of the Amsterdam Court of Appeal to set aside anti-take-over measures of certain public limited liability companies.

The proposal applies to public limited liability companies except companies whose articles of association only provide for registered shares, contain restrictions on the transfer of shares (*blokkeringsregeling*) and do not permit the issuance of bearer depositary receipts in respect of such shares with the cooperation of the company. Consequently the proposal applies to us.

In order to file such a request the shareholder must have held (directly or through subsidiaries) 70% or more of the issued and outstanding shares or depositary receipts in respect of such shares for a period of more than one year and must have given notice thereof to the company involved at least one year before the request was made. In addition, the shareholder must continue to hold such shares or depositary receipts in respect of such shares on the date the request was made. In making a request the shareholder is required to inform the Enterprise Chamber of the Amsterdam Court of Appeal about such shareholder's proposals in respect of the policy and the composition of the board of management and supervisory board of the company involved.

In response to the application, the Enterprise Chamber of the Amsterdam Court of Appeal may implement measures to bring the voting power of such shareholder in line with the capital interest held by such shareholder.

The legislative proposal as currently pending before the Dutch parliament has not yet been fully reviewed and discussed in the parliamentary process. Therefore, no certainty exists at this time as to whether and in which form the proposed legislation would be enacted.

## TERMS AND CONDITIONS OF THE BONDS

*The following, save for the paragraphs in italics, are the Terms and Conditions (the "Conditions") of the Bonds (as defined herein), which will be endorsed on the Certificates (as defined herein) issued in respect of the Bonds and will apply to each Bond including, subject to the terms thereof, Bonds represented by the Global Certificates (as defined herein). Certain capitalized terms used in the Conditions are used as defined in Condition 15, and apply to this section only*

The 1.75% Convertible Unsubordinated Bonds due May 18, 2006 (the "Bonds", which expression shall, except where otherwise indicated, include the optional bonds (the "Optional Bonds") issued pursuant to the Over-Allotment Option (as defined herein) described in the Trust Deed referred to below are constituted by a trust deed dated May 18, 2001 (the "Trust Deed") between our company and N.V. Algemeen Nederlands Trustkantoor ANT (the "Trustee", which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the holders (as defined herein) of the Bonds. The statements set out in these Conditions are summaries of, and are subject to, the provisions of the Trust Deed. The Bondholders (as defined herein) are entitled to the benefit of, and are bound by, and deemed to have notice of, all the provisions of the Trust Deed and those applicable to them of the Paying and Conversion Agency Agreement dated May 18, 2001 (the "Agency Agreement") relating to the Bonds between our company, the Trustee, Deutsche Bank AG London (the "Principal Paying and Conversion Agent", which expression shall include any successor as principal paying and conversion agent under the Agency Agreement), the paying agents for the time being (such persons, together with the Principal Paying and Conversion Agent, being referred to below as the "Agents", which expression shall include their successors as paying and/or conversion agents under the Agency Agreement) and Deutsche Bank Luxembourg S.A. as registrar (the "Registrar"). The Agency Agreement includes the forms of the Bonds. Copies of each of the Trust Deed and the Agency Agreement are available for inspection at our principal office and the principal office for the time being of the Trustee (being at the date of issue hereof at Herengracht 420, 1017 BZ Amsterdam, The Netherlands), and at the specified offices of the Agents.

### 1. Form and Denomination

The Bonds are issued in registered form, in the case of Regulation S Bonds (as defined herein), in the denomination of €1,000 or integral multiples of €1,000 and, in the case of Rule 144A Bonds (as defined herein), in minimum denomination of €100,000 or integral multiples of €1,000 (together, "authorized denominations"), each without coupons attached. The entire issue of the Bonds will be initially evidenced by two global certificates, in fully registered form (the "Global Certificates"). Except in the limited circumstances set out in Condition 19 below, owners of interests in Bonds represented by the Global Certificates will not be entitled to receive bond certificates in definitive form (each a "Bearer Certificate" and together with the Global Certificates, the "Certificates") in respect of their individual holdings of Bonds. Any Bearer Certificates so issued will be issued to each Bondholder in respect of its registered holding of Bonds in the amount of an authorized denomination. Each such Bearer Certificate will have an identifying number which will be recorded on the relevant Bearer Certificate and in the register (the "Register") of Bondholders kept by the Registrar.

Provisions relating to the Bonds for as long as they are represented by Global Certificates are contained in Condition 19 below.

*Bonds sold outside the United States in reliance on Regulation S (as defined herein) under the Securities Act (as defined herein) are referred to as "Regulation S Bonds" and will initially be represented by a Global Certificate (the "Unrestricted Global Certificate"). Bonds sold within the United States in reliance on Rule 144A (as defined herein) are referred to as "Rule 144A Bonds" and will initially be represented by a Global Certificate (the "Restricted Global Certificate").*

*Rule 144A Bonds and the Restricted Global Certificate will bear a legend to the effect set out in "Transfer Restrictions" (the "Securities Act Legend"), unless we determine otherwise in accordance with applicable law. Regulation S Bonds and the Unrestricted Global Certificate will not bear the Securities Act Legend.*

## 2. Status and Negative Pledge

(a) *Unsubordinated debt securities*

The Bonds will, without our furnishing any form of special security, represent our direct, unconditional, unsubordinated, unsecured obligation. In the event of our dissolution (*ontbinding*) or bankruptcy (*faillissement*), for the period of any moratorium of payments (*surséance van betaling*) granted to us and in the event of our offering a composition (whether pursuant to the provisions of the Dutch Bankruptcy Act (as defined herein) or otherwise) to creditors, our remaining obligations arising out of the Bonds will, to the extent that Bonds have not already been redeemed pursuant to the provisions of Condition 5 at the time of the dissolution, declaration of bankruptcy, granting of moratorium or offer of composition, save for certain exceptions provided by law, rank *pari passu* without any preference among themselves in right of payment with all our existing and future unsecured and unsubordinated liabilities and will rank senior in right of payment to all our existing and future subordinated liabilities, irrespective of whether such debts are due and payable, unconditional or contingent and irrespective of the date on which they came into existence.

(b) *Negative Undertaking*

So long as any of the Bonds remain outstanding, neither we nor any of our Material Subsidiaries will secure any Indebtedness by any lien, pledge, charge, or other security device upon any of its assets or revenues unless it shall, simultaneously with or prior to the creation of such security, take any and all action necessary to secure payment of the principal of and interest on the Bonds equally and rateably with such Indebtedness except for any Permitted Encumbrance.

**3. Interest**

(a) *Interest Rate*

The Bonds bear interest from May 18, 2001 (the "Closing Date") at the rate of 1.75% per annum of the principal amount thereof payable on May 18 in each year (each an "Interest Payment Date").

When interest is required to be calculated for a period of less than a full year, such interest shall be calculated on the basis of the actual number of days in the relevant period divided by 365 (or, if any portion of that period falls in a leap year, the sum of (A) the actual number of days in that portion of such period falling in a leap year divided by 366 and (B) the actual number of days in that portion of such period falling in a non leap year divided by 365).

(b) *Accrual of Interest*

Each Bond will cease to bear interest (i) where the Conversion Right (as defined below) shall have been exercised, or the Trustee shall have exercised rights of conversion pursuant to Condition 4(d), from the Interest Payment Date immediately preceding the relevant Conversion Date (as defined below) or, if none, the Closing Date (subject in any such case as provided in Condition 4(f)) or (ii) where such Bond is redeemed, from the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused; in such event such Bond shall continue to bear interest at the aforesaid rate (both before and after judgment).

**4. Conversion**

(a) *Conversion Period and Price*

The holder of each Bond shall have the right (the "Conversion Right") to convert (such conversion being a "Conversion") such Bond into Common Shares credited as fully paid at the Conversion Price (as defined herein), at any time (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) on or after June 1, 2001 to the close of business (at the place where the relevant Bond is deposited for conversion) on the date 14 days prior to May 18, 2006 (both days inclusive) or, if such Bond shall have been called for redemption pursuant to Condition 5(b) prior to the date 14 days prior to May 18, 2006 then up to the close of business (at the place aforesaid) on the date 14 days before the date fixed for redemption thereof, unless there shall be default in making payment in respect of such Bond on such date fixed for redemption, in which event the Conversion Right shall extend (unless already exercised by the Trustee pursuant to Condition 4(d)) up to the close of business (at the place aforesaid) on the date on which the full amount of such payment becomes

available for payment and notice of such availability has been duly given in accordance with Condition 13 or, if earlier, May 4, 2006.

A Conversion Right may not be exercised following the giving of notice by the Trustee pursuant to Condition 8.

A Conversion Right may only be exercised in respect of an authorized denomination of a Bond.

The number of Common Shares to be delivered on exercise of a Conversion Right shall be determined by dividing the principal amount of the relevant Bond by the conversion price (the "Conversion Price") in effect on the Conversion Date. The initial Conversion Price is €59.50 per Common Share and is subject to adjustment in the circumstances described in Condition 4(b)(1). The initial Conversion Price represents a conversion ratio of 16.806723 Common Shares per €1,000 principal amount of the Bonds (the "Conversion Ratio", as such ratio may be adjusted from time to time by dividing €1,000 by the applicable Conversion Price). Fractions of Common Shares will not be issued on conversion and except where any individual entitlement would be less than €1.00, a cash payment shall be made in respect of any such fraction determined by reference to the Current Market Price (as defined herein) per Common Share on the relevant Conversion Date and the Trustee shall make payment of the relevant amount to the relevant holder not later than five days following the relevant Conversion Date by a euro-denominated cheque drawn on, or by transfer to a euro account maintained by the holder with, a bank in a city in which banks have access to the TARGET System in accordance with instructions contained in the relevant Conversion Notice. If the Conversion Right in respect of more than one Bond is exercised at any one time such that Common Shares to be issued on conversion are to be issued to the same holder, the number of Common Shares to be issued in respect thereof shall be calculated on the basis of the aggregate principal amount of the Bonds being so converted. Where the Trustee shall have exercised its rights pursuant to Condition 4(d), all relevant Bonds in respect of which such rights are exercised shall, for the purpose of the immediately preceding sentence, be deemed to be held by one person. We will cause to be issued Common Shares on or as of the relevant Conversion Date to the Trustee and will procure that the Trustee shall issue the corresponding number of Common Shares to the Bondholders. Such Common Shares to be issued on conversion will be deemed to be issued as of the relevant Conversion Date and will be delivered, subject to the provisions of Condition 19, as specified by the Bondholder in the relevant Conversion Notice, as defined herein.

(b) *Adjustment of Conversion Price*

(1) The Conversion Price will be adjusted in the manner provided in Condition 4(b)(2) below in the following circumstances:

(A) there occurs any alteration to the nominal value of the Common Shares as a result of consolidation or subdivision of the Common Shares;

(B) we make or cause to be made an issue of any Common Shares credited as fully paid to Shareholders by way of capitalization of profits or reserves including any share premium account, other than Common Shares paid up out of profits or reserves (including any share premium account) and issued instead of the whole or part of a cash dividend which the Shareholders concerned would or could otherwise have received from the portion of the year's profit allocated for distribution or is made out of the year's profit allocated for distribution but only to the extent that the Current Market Price of such Common Shares (on the date on which the relevant issue is announced) does not exceed the amount of such cash dividend or the relevant part thereof and, to the extent that there is such an excess, an adjustment relating to the excess will be made;

(C) the payment or making of any Capital Distribution (as defined herein) to the Shareholders (except where the Conversion Price falls or would, save as provided below, fall to be adjusted under paragraph (B) above);

(D) we issue and sell Common Shares, or cause Common Shares to be issued and sold, for a sale price that is less than 95% of the Current Market Price per Common Share on the date of the pricing of such Common Shares;

(E) we make or cause to be made a free distribution or dividend of securities that are convertible, exchangeable or otherwise exercisable into Common Shares to existing holders of Common Shares;

(F) we grant or cause to be granted a right, warrant or other security to existing holders of Common Shares giving them the right to purchase or subscribe for additional Common Shares or securities that are convertible, exchangeable or otherwise exercisable into Common Shares;

(G) we issue and sell, or cause to be issued and sold, securities that are convertible, exchangeable or otherwise exercisable into Common Shares and the sale price per equity-linked security together with any other consideration received by us, in respect of such equity-linked security, is less than 95% of the Current Market Price per Common Share on the date of the pricing of such newly issued equity-linked securities;

(H) we make or cause to be made a free distribution or dividend of, or grant a right, warrant or other security giving the right to purchase at less than fair market value (as defined in the definition of "d" in Condition 4(b)(2)(B) below), any other property (not covered by another paragraph of this Condition 4(b)(1)) to existing holders of Common Shares;

(I) if we distribute, or cause to be distributed, to existing holders of Common Shares (a "Spin-off Event") equity securities of an issuer other than our company (the "Spin-off Securities"), or subdivide (a "Reclassification") the Common Shares into two or more separately quoted classes of equity securities (such new class(es) of equity securities, the "Reclassified Securities"), then one of the following adjustments will be made, as selected by us (in consultation with the Trustee and two investment banks of international repute selected by us and approved by the Trustee) from among the options applicable to such event, effective as of the ex-dividend date of any Spin-off Event or as of the effective date of any Reclassification:

(i) if the Spin-off Securities or Reclassified Securities are publicly traded on a recognized exchange, the Common Shares shall thereafter comprise the securities comprising the Common Shares immediately prior to such adjustment together with the Spin-off Securities or the Reclassified Securities, in either case in the same amount as the Bondholder would have been entitled to receive had he converted the Bonds into Common Shares immediately prior to the record date of such Spin-off Event or the effective date of such Reclassification;

(ii) the Conversion Price will be adjusted in accordance with the formula provided in Condition 4(b)(2) below;

(iii) within five Business Days after the ex-dividend date of the Spin-off Event or the effective date of the Reclassification, we will deliver the Spin-off Securities or the Reclassified Securities, as the case may be, to each Bondholder in either case in the same amount as the Bondholder would have been entitled to receive had he converted the Bonds into Common Shares immediately prior to the record date of such Spin-off Event or the effective date of such Reclassification; or

(iv) within five Business Days after the ex-dividend date of the Spin-off Event or the effective date of the Reclassification, we will deliver to each Bondholder an amount of euro equal to the number of such Spin-off Securities or Reclassified Securities as such Bondholder would have been entitled to receive had he converted the Bonds into Common Shares immediately prior to the record date of such Spin-off Event or the effective date of such Reclassification multiplied by the fair market value of the Spin-off Securities or Reclassified Securities on a per share basis, as the case may be (as determined by means of the procedure specified in the definition of "d" in Condition 4 (b)(2)(B) below); or

(J) if a Change of Control (as defined herein) shall have occurred, then upon any exercise of Conversion Rights such that the relevant Conversion Date falls within 60 calendar days following a Change of Control, or, if later, 60 calendar days following the date on which notice of the Change of Control is given to Bondholders pursuant to Condition 4(g), the Conversion Price shall be as set out in Condition 4(b)(2) below, but in each case adjusted, if appropriate, under the foregoing provisions of this paragraph 4(b)(1); provided that, subject to Condition 4(h) which shall otherwise apply, this Condition 4(b)(1)(J) shall not apply in connection with any Change of Control involving Cash Consideration (as defined therein) to be paid by us (or, in the event of a merger, by the company resulting from the consolidation or merger or our company or, in the event of an acquisition, by the Person or Persons which made the acquisition) representing less than 25% of the Total Consideration (as defined

herein) to be issued or paid by us (or the resulting company), to each holder of Common Shares;

(K) if we determine in good faith that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in this Condition 4(b)(1) (even if the Change of Control or circumstances are specifically excluded from the operation of any or all of Condition 4(b)(1) or 4(h)), we shall request the Auditors acting in conjunction with two investment banks of international repute selected by us (after consultation with the Trustee) to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account of such events or circumstances and the date on which such adjustment should take effect. Upon such determination, such adjustment (if any) shall he made and shall take effect in accordance with such determination. The Trustee shall be entitled from time to time by notice in writing to us to require us to consult and we shall consult with the Trustee as to whether or not a determination should or should not be made as described above and following such consultation we shall in good faith promptly determine whether or not an adjustment should be made to the Conversion Price;

*provided that*, where the circumstances giving rise to any adjustment pursuant to this Condition 4(b)(1) have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Price, such modification shall be made to the operation of the adjustment provisions as may be advised by the Auditors to be in their opinion appropriate to give the intended result.

On any adjustment, the resultant Conversion Price, if not an integral multiple of €0.01 shall be rounded down to the nearest €0.01. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than 1% of the Conversion Price then in effect. Any adjustment not required to be made, and any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment, but such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time. Notice of any adjustments shall be given to Bondholders as soon as practicable after the determination thereof.

No adjustment will be made to the Conversion Price where Common Shares or other securities (including rights, warrants or options) are issued, offered, exercised, allotted, appropriated, modified or granted to employees (including members of the Executive Board or the Board of Supervisory Directors) of our company or any Subsidiary or member of the Group pursuant to any employees' share scheme. For the avoidance of doubt, no adjustment will be made to the Conversion Price where Common Shares are issued pursuant to the Terms and Conditions of those bonds issued by our company constituted by a trust deed between us and N.V Algemeen Nederlands Trustkantoor ANT dated November 15, 1999, as currently constituted at the date of the Trust Deed.

The Conversion Price may not be reduced so that, on conversion of Bonds, Common Shares would fall to be issued at a discount to their nominal value.

Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that, in the opinion of the Auditors, a modification to the operation of the adjustment provisions is required in order to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by the Auditors to be in their opinion appropriate to give such intended result.

(2) If, pursuant to Condition 4(b)(1) above, the Conversion Price is to be adjusted:

(A) the adjusted Conversion Price in the event(s) described in Condition 4(b)(1)(A) and (B) shall be determined as follows:

$$(X / Y) \times CP$$

where:

X = the number of Common Shares outstanding immediately prior to the occurrence of such event.

Y = the number of Common Shares outstanding immediately after the occurrence of such event.

CP = the Conversion Price immediately prior to the occurrence of such event.

save that, where an adjustment is to be made to the Conversion Price in respect of an excess as described in Condition 4(b)(1)(B), the adjusted Conversion Price shall be determined as follows:

$$(P / (P + (CMP—CD))) \times CP$$

where:

P = the Current Market Price of the Common Shares on the date on which the relevant issue is announced multiplied by the number of Common Shares in issue on that date (excluding for this purpose the Common Shares to be issued pursuant to the relevant issue).

CMP = the Current Market Price of the Common Shares on the date on which the relevant issue is announced multiplied by the number of Common Shares to be paid up and issued as described in Condition 4(b)(1)(B).

CD = the aggregate amount of the relevant cash dividend or the relevant part thereof.

CP = the Conversion Price immediately prior to the occurrence of such event.

(B) The adjusted Conversion Price in the event(s) described in Conditions 4(b)(1)(E), (F), (H) and (I) shall be determined as follows, save that, where the adjusted Conversion Price is to be determined in respect of a purchase or redemption of Common Shares which constitutes a Capital Distribution, the formula set out in Condition 4(b)(2)(D) below shall be applied:

$$(P / (P + d)) \times CP$$

where:

P = the Current Market Price per Common Share on the day on which any distribution in respect of which this adjustment is being made is announced, or, if applicable, on the last day of the period identified in clause (ii) of the formula for "d" below.

d = the fair market value of the property distributed or granted by us (as determined in good faith by the Trustee in consultation with two investment banks of international repute selected by us and approved by the Trustee), provided that (i) where such adjustment is to be made in respect of a cash dividend or distribution falling within clause (b) of the definition of Capital Distribution in the Conditions, the fair market value of such Capital Distribution per Common Share shall be the amount of such Capital Distribution per Common Share and (ii) where rights, warrants or other securities are publicly traded in a market of adequate liquidity (as determined in good faith by the Trustee in consultation with two investment banks of international repute selected by us and approved by the Trustee) the fair market value of such rights, warrants or other securities shall equal the arithmetic mean of the daily closing prices of such rights, warrants or other securities during the period of eight Business Days commencing on the first Business Day on which such rights, warrants or other securities are publicly traded or such shorter period as such rights, warrants or other securities are publicly traded.

(C) The adjusted Conversion Price in the event(s) described in Conditions 4(b)(1)(D) and (G) shall be determined as follows:

$$((X—(Z \times c/P)) / (X + Z)) \times CP$$

where:

X = the number of Common Shares outstanding immediately prior to the occurrence of such event.

P = the Current Market Price per Common Share on the day of the pricing of the securities to be sold.

Z = the number of (i) Common Shares to be sold or (ii) Common Shares into which such other securities to be sold or issued are convertible, exchangeable or otherwise exercisable.

c = the sale price per share of (i) the Common Shares to be sold or (ii) the securities to be sold or issued that are convertible, exchangeable or otherwise exercisable into the Common Shares.

(D) The adjusted Conversion Price in the event of a purchase or redemption of Common Shares which constitutes a Capital Distribution for the purposes of Condition 4(b)(1)(C) shall be determined as follows:

$$((N1 \times P) / (A + (N2 \times P))) \times CP$$

where:

N1 = the number of Common Shares outstanding on the day of such purchase or redemption (the "Purchase Date") inclusive of all Common Shares so purchased or redeemed (the "Purchased Shares").

N2 = the number of Common Shares outstanding on the Purchase Date exclusive of any Purchased Shares.

P = the Current Market Price per Common Share on the Purchase Date.

A = the aggregate consideration payable to holders of Common Shares which are the subject of such purchase or redemption.

For the avoidance of doubt, except in the case of a consolidation of Common Shares as provided in Condition 4(b)(1)(A), in no event shall the Conversion Price be increased as a result of any adjustment pursuant to any provision of Condition 4(b)(1)

(E) the adjusted Conversion Price in the event(s) described in Condition 4(b)(1)(C), other than a purchase or redemption of Common Shares which constitutes a Capital Distribution, shall be determined as follows:

$$CP \times (1 - DY + PDY)$$

where:

CP = the conversion price applicable immediately prior to the occurrence of such event;

DY = the Dividend Yield, as defined in Condition 15 below; and

PDY = the Prior Dividend Yield, as defined in Condition 15 below;

*provided*, that if any dividend in cash or in kind is paid on the Common Shares between the date of payment of a Triggering Dividend and the end of the same fiscal year (an "Additional Dividend"), the Conversion Price shall be further adjusted as follows:

$$CP \times (1\text{-}DR)$$

where:

DR = the ratio obtained by dividing (i) the amount of the Additional Dividend (net of any portion of dividend giving rise to an adjustment pursuant to Conditions 4(b)(1)(A), (B) or (D) through (I) above) without taking into account any corporate tax credit arising in respect thereof, by (ii) our market capitalization equal to the product of the Closing Price for a Common Share on the Trading Day immediately preceding the payment date of the Additional Dividend multiplied by the number of Common Shares existing on the closing of the relevant Trading Day.

(F) the adjusted Conversion Price in the event(s) described in Condition 4(b)(1)(J) shall be determined as follows:

| Conversion date | Conversion Price (€) |
|---|---|
| On or before May 18, 2002 | 50.97 |
| Thereafter, but on or before, May 18, 2003 | 53.29 |
| Thereafter, but on or before, May 18, 2004 | 55.60 |
| Thereafter, but on or before, May 18, 2005 | 57.92 |
| Thereafter, and until the Final Maturity Date | 59.50 |

(c) *Procedure for Conversion*

A Conversion Right may be exercised by delivery to the specified office of the Principal Paying and Conversion Agent during, in each case, its usual business hours, of a duly completed and signed notice of conversion (a "Conversion Notice") in the form (for the time being current) obtainable from the Principal Paying and Conversion Agent. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the the Principal Paying and Conversion Agent.

The Conversion Notice shall specify either the account with a financial institution to which the Common Shares should be credited or that the Common Shares should be entered into our share register. Bondholders must include sufficient details, as set out in the form of Conversion Notice, about such account and such financial institution as set forth in the Conversion Notice to permit us to make or to cause such delivery by credit to such account.

The conversion date in respect of a Bond (the "Conversion Date") shall be the date on which the Principal Paying and Conversion Agent receives such Conversion Notice and if applicable, any payment to be made or indemnity given under these Conditions in connection with the exercise of such Conversion Right or, in the case of an automatic conversion on redemption pursuant to Condition 4(d), the relevant redemption date, save that, for the purposes of Condition 3(b), 4(e)(2) and 4(f), the Conversion Date shall be the date which would have been the Conversion Date had Conversion Rights been exercised by holders of the relevant Unexercised Bonds (as defined herein) on the last day of the relevant period for exercise of Conversion Rights by such holders pursuant to Condition 4(a). If the Bondholder is a Central Securities Depository and the Certificate evidencing the Bonds being converted is a Global Certificate evidencing all or any portion of the entire issue of Bonds, the Bondholder must certify to the relevant Paying and Conversion Agent that the principal amount of such Global Certificate will be written down upon the conversion to reflect such conversion as provided in the Agency Agreement. Any other Bondholder must surrender any Certificate evidencing the Bonds being converted to the Principal Paying and Conversion Agent on the Conversion Date.

A Bondholder or the Trustee delivering a Bond for Conversion must pay (in the case of the Trustee by means of deduction from the net proceeds of sale referred to in Condition 4(d)) any taxes and capital, stamp, issue and registration duties arising on conversion (other than any taxes or capital duties or stamp, issue or registration duties payable in The Netherlands by us in respect of the allotment and issue of Common Shares on conversion), and such Bondholder or the Trustee (as the case may be) must pay (in the case of the Trustee, by way of deduction from the net proceeds of sale as aforesaid) all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion.

(d) *Automatic Conversion and Redemption*

The Trustee may, at its absolute discretion (and without any responsibility for any loss occasioned thereby), within the period commencing on the date six days immediately prior to, and ending at the close of business on the Business Day (as defined herein) immediately prior to, the date fixed for redemption from time to time of any of the Bonds (including any redemption under Condition 5(b)), elect by notice in writing to us to convert the aggregate number of Bonds due for redemption on such date and in respect of which Conversion Rights have not been exercised ("Unexercised Bonds") into Common Shares at the Conversion Price if all (if any) necessary consents have been obtained and the Trustee is satisfied or is advised by an independent investment bank of international repute active in the convertible eurobond market appointed by the Trustee that the net proceeds of an immediate sale of the Common Shares arising from such conversion (disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, issue or registration duties consequent thereon) would be likely to exceed by 5% or more the amount of redemption moneys and interest which would otherwise be payable in respect of such Unexercised Bonds.

Save as provided in Condition 4(f), no interest shall accrue from the Interest Payment Date immediately preceding the Conversion Date (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date) in respect of Unexercised Bonds in respect of which the Trustee's election as aforesaid shall have been made.

All of the Common Shares issued on such conversion shall be sold by, or on behalf of, the Trustee as soon as practicable, and (subject to any necessary consents being obtained and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and

the payment of any capital, stamp, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the allotment and sale thereof) the net proceeds of sale together with accrued interest (if any) in respect of such Unexercised Bonds shall be held by the Trustee and distributed rateably to the holders of such Unexercised Bonds in accordance with Condition 6. The amount of such net proceeds of sale payable to a holder of Unexercised Bonds pursuant to this Condition 4(d) shall be treated for all purposes as the full amount due from us in respect of such Unexercised Bonds.

In exercising its powers under this Condition 4(d), the Trustee shall have regard to the economic interests of the holders of the Unexercised Bonds as a class and to no other considerations.

(e) *Ranking of Common Shares*

(1) The Common Shares issued on conversion will, in each case, be fully paid and will rank *pari passu* in all respects with the fully paid Common Shares, as the case may be, in issue on the Conversion Date, except that the Common Shares so allotted will not rank for any dividend or other distribution declared, paid or made by reference to a record date prior to such Conversion Date and will not give any entitlement to any pre-emptive rights in respect of issues of Common Shares giving entitlement to subscribe for Common Shares which have already been announced by advertisement by such Conversion Date.

(2) Save as provided in Condition 4(f), no payment or adjustment shall be made on conversion for any interest which otherwise would have accrued on the relevant Bonds since the last Interest Payment Date preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date).

(f) *Interest on Conversion*

If any notice requiring the redemption of any Bonds is given pursuant to Condition 5(b) on or after the fifteenth Business Day prior to a dividend determination date (whether such notice is given before, on or after such dividend determination date) in respect of any dividend or distribution payable in respect of Common Shares where such notice specifies a date for redemption falling on or prior to the date which is fourteen days after the Interest Payment Date next following such dividend determination date, interest shall accrue on Bonds in respect of which Conversion Rights shall have been exercised or in respect of which the Trustee shall have exercised its rights pursuant to Condition 4(d) and in any such case in respect of which the Conversion Date falls after such dividend determination date and on or prior to the Interest Payment Date next following such dividend determination date, in each case from the preceding Interest Payment Date (or, if such Conversion Date falls before the first Interest Payment Date, from the Closing Date) to such Conversion Date. Any such interest shall be paid by us not later than fourteen days after the relevant Conversion Date by euro-denominated cheque drawn on, or by transfer to, a euro account maintained with a bank in a city in which banks have access to the TARGET System in accordance with instructions given by the relevant Bondholder or, in the case of the exercise of such rights by the Trustee, the Trustee.

(g) *Change of Control*

Following the occurrence of a Change of Control, we shall give written notice thereof to Bondholders (which shall include notice of the Conversion Price applicable in consequence of the Change of Control as set out in these Conditions, as adjusted where appropriate) within 15 business days after we become aware of such change of control, which notice shall contain a statement informing Bondholders of their entitlement to exercise their Conversion Rights or to exercise their right to require redemption of the Bonds as provided in these Conditions.

(h) *Mergers and other Corporate Reorganisations*

In the event of any restructuring of our share capital or of any consolidation or merger with or into any other company or in the event the legal or beneficial ownership to all or substantially all of the assets owned by us, either directly or indirectly (through its wholly-owned Subsidiaries) are acquired by one or more other Persons (as defined below), the Conversion Price will not be subject to adjustment referred to in this Condition 4, other than as provided in this Condition 4(h), so long as the ratio the value in euro of cash and cash equivalents, including any short term debt or other instruments deemed to be effectively the equivalent of cash (the "Cash Consideration") to be paid by us (or by the company resulting from such consolidation or merger of our company or by the Person or Persons which made such acquisition) to the value in euros of the shares, securities, other instruments and Cash

Consideration issued or paid by us (or resulting company), to a holder of Common Shares pursuant to such merger, consolidation, restructuring or other corporate reorganization (collectively, the "Total Consideration")) is less than 25%. We will ensure that each Bond will be convertible into the number of shares (or other equity securities) issued by us (or resulting company) equal to the Total Consideration that would have been issued or paid by us (or resulting company) to the holder of the number of Common shares into which such Bond could have been converted upon exercise of such Bondholder's conversion rights, immediately prior to one of the aforementioned circumstances arising.

In the event referred to in this Condition 4(h), a supplementary trust deed will be executed by us, our successor or successors, where applicable and the Trustee, setting forth and containing such provisions relating to the conversion of the Bonds as to give the most equitable adjustment as far as possible in accordance with the provisions of this Condition 4(h). This adjustment will require the approval of an independent *Registeraccountant,* to be appointed in joint consultation between us and the Trustee, such approval being evidenced by a written declaration issued by such *Registeraccountant.* If such a supplementary trust deed is not executed within a reasonable period, either we or the Trustee may request the president of the *Nederlands Instituut van Registeraccountants* to appoint an independent *Registeraccountant* to adopt the amendment to the conversion conditions. Such adoption will be binding upon us, our successor or successors, where applicable, the Trustee and all the Bondholders. The fees of the *Registeraccountant* appointed pursuant to this Condition 4(h) will be charged to us. A supplementary trust deed as referred to above will be binding upon all the parties in this regard.

Such supplemental trust deed will provide for adjustments which will be as nearly equivalent as may be practicable to the adjustments provided for in the foregoing provisions of this Condition 4 and shall make such amendments as shall be necessary to the definition of Common Shares. The above provisions of this Condition 4(h) will apply in the same way to any subsequent reconstruction, consolidations, amalgamations, mergers, sales or transfers or reorganisation.

(i) *Cash Alternative*

We shall be entitled upon the exercise of Conversion Rights by a Bondholder in lieu of the issue and delivery of Common Shares to pay a cash amount (a "Cash Alternative") in euro on the Bonds. The cash amount relating to a Common Share shall be calculated as equal to the Current Market Price (as defined herein) on the ninth Trading Day following the Conversion Date. Such cash amount relating to a Common Share shall be multiplied by the number of Common Shares that a Bondholder is entitled to have delivered. Such payment shall be effected not later than ten Trading Days following the relevant Conversion Date by euro-denominated cheque drawn on, or by transfer to a euro account maintained by the holder with, a bank in a city to which banks have access to the TARGET System in accordance with instructions contained in the relevant Conversion Notice. If the payment has not been effected by such date, the right of the Bondholder to receive delivery of Common Shares shall continue notwithstanding the provisions of this Condition 4(i). We shall inform the Trustee and the relevant Bondholder within three Trading Days after the Conversion Date of our election to pay to the relevant Bondholder a cash amount in lieu of the delivery of Common Shares.

## 5. Redemption and Purchase

(a) *Final Redemption*

Unless previously purchased, redeemed or converted and cancelled as herein provided, the Bonds will be redeemed by us at their principal amount on May 18, 2006 (the "Final Redemption Date"). The Bonds may not be redeemed at our option other than in accordance with Condition 5(b). A notice given by us under Condition 5(b) (a "Redemption Notice") shall specify (i) the date (the "Redemption Date") when the relevant redemption will take place, (ii) the Conversion Price, the official closing price of a Common Share on Euronext Amsterdam, the aggregate principal amount on the Redemption Date of the Bonds outstanding, in each case as at the latest practicable date prior to the publication of the notice and (iii) the last day on which Conversion Rights may be exercised by Bondholders.

(b) *Redemption at our Option*

On giving not less than 30 or more than 60 days' notice to the Trustee and the Bondholders, we may at any time after May 18, 2004 redeem all but not some only of the Bonds for the time being outstanding at par, with interest accrued to the Redemption Date but unpaid provided that, within a period of 30 consecutive Trading Days ending within five Trading Days prior to the date on which the relevant notice of redemption is given to Bondholders as provided above, the official closing price of a

Common Share on Euronext Amsterdam for 20 Trading Days shall have been at least 130% of the Conversion Price deemed to be in effect on each of such Trading Days.

(c) *Redemption at the Option of Bondholders*

Upon the occurrence of a Change in Control (as defined herein), we will (i) notify the Trustee and the Bondholders within 15 business days after becoming aware of the event giving rise to the Change of Control (and which notice shall contain the events of which we are aware that give rise to the relevant Change of Control) and (ii) fix a date for early redemption of the Bonds and notify the Trustee and the Bondholders of such date and (iii) at the option of the holder of any Bond, redeem such Bond on the date fixed for redemption at the principal amount, together with interest accrued to such date. To exercise such option, the holder must deposit with an Agent a duly completed redemption notice in the form obtainable from any of the Agents (a "Form of Redemption Notice"), not less than fourteen days prior to such date. If the Bondholder is a Central Securities Depository and the Certificate evidencing the Bonds being converted is a Global Certificate evidencing all or any portion of the entire issue of Bonds, the Bondholder must certify to the relevant Agent that the principal amount of such Global Certificate will be written down upon the redemption to reflect such redemption as provided in the Agency Agreement. Any other Bondholder must surrender any Certificate evidencing the Bonds being converted to the relevant Agent together with the redemption notice. No Certificate or redemption notice so deposited may be withdrawn. The date fixed for redemption of Bonds pursuant to this Condition 5(c) shall be not more than 60 and not less than 30 days following the date upon which we notify Bondholders of the relevant Change in Control.

(d) *Purchase*

We or any of our Subsidiaries may at any time purchase Bonds at any price in the open market or by private treaty.

(e) *Cancellation*

All Bonds redeemed or converted or purchased by us or any of our Subsidiaries pursuant to any of the foregoing provisions will be cancelled forthwith and may not be reissued or resold.

6. Payment

(a) *Payment*

Payment of principal and interest on the Bonds or the net proceeds of sale of Common Shares pursuant to Condition 4(d) will be made at the relevant specified office by euro-denominated cheque drawn on, or by transfer to the registered euro account of the registered holder of a Bond with, a bank in a city in which banks have access to the TARGET System. Payments will be subject in all cases to any applicable fiscal and other laws and regulations. Payments of principal will only be made after surrender of the relevant Certificate at the specified office of any of the Agents, provided that, where the Bondholder is a Central Securities Depository and some, but not all, of the Bonds represented by the relevant Global Certificates are to be redeemed pursuant to Condition 5(c), the relevant Central Securities Depository need not surrender such Global Certificate, but shall certify to the relevant Agent that the principal amount of such Global Certificate will be written down upon such redemption to reflect such redemption.

(b) *Agents*

We reserve the right under the Agency Agreement at any time with the prior written approval of the Trustee to remove any Agent and to appoint other or further Agents, provided that we will at all times maintain a paying agent having a specified office in The Netherlands and which is a bank registered under the Dutch Credit Institutions Supervision Act (as defined herein). Notice of any such removal or appointment and of any change in the specified office of any Agent will as soon as practicable be given to Bondholders.

(c) *Business Days for Payments*

If the due date for payment of any Bond or any later date upon which a Bond is presented for payment is not a business day at the place where the relevant Bond is presented for payment (and, in the case of a transfer to a euro account, a day on which the TARGET System is operating), then the holder shall not be entitled to payment at such place of the amount due until the next following business day at such place (which is also, in the case of a transfer to a euro account, a day on which

the TARGET System is operating) and shall not be entitled to any further interest or other payment in respect of any such delay. For the above purposes, "business day" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business in the relevant place of presentation for payment.

**7. Covenant**

In order to ensure fulfilment of our obligation to issue Common Shares in accordance with Condition 4, we undertake to deposit with the Trustee a temporary global certificate (which will be replaced by one or more global share certificates in due course) representing such a number of share certificates for Common Shares as are needed to enable complete conversion of all the Bonds in issue. Until such time as they are issued for conversion or issued pursuant to Condition 4(a) hereof by the Trustee on our behalf, these share certificates for Common Shares will be regarded as unissued shares. The Trustee has been irrevocably authorized by us to undertake such issue of Common Shares (subject to the provisions of Condition 4(i) hereof) in accordance with these Conditions. When all the Bonds have been redeemed or converted, the Trustee will return to us all the share certificates still in its possession. We have further undertaken in the Trust Deed to pay to the Trustee the cash sum required to settle the fractions of Common Shares as referred to in Condition 4(a) hereof, in accordance with the Trustee's account, less the proceeds of sale of the Common Shares referred to in Condition 4(a) and will if required furnish an advance.

**8. Events of Default**

The Trustee may, and if so directly requested by resolution of a meeting of Bondholders shall give notice to us that the outstanding Bonds are immediately due and have to be paid at par, together with accrued interest and costs:

(a) in the event of default in any payment on the Bonds, if such default shall remain unremedied for a period of fifteen Business Days after notice in writing thereof is given by the Trustee to us;

(b) in the event of default in the due performance of any other provision of the Bonds or the Trust Deed, if such default shall remain unremedied for a period of thirty Business Days after written notice thereof is given by the Trustee to us;

(c) in the event of bankruptcy (*faillissement*) of our company or any Material Subsidiary (as defined below) or in the event that we or any Material Subsidiary files a petition for a moratorium (*surséance van betaling*);

(d) in the event of dissolution (*ontbinding*) of our company or any Material Subsidiary prior to the payment of the Bonds in full;

(e) in the event of default of our company or any Material Subsidiary as to due and punctual payment of principal, premium (if any) or interest on any Indebtedness (as defined below) of our company or any Material Subsidiary, as and when the same shall become due and payable, if such default shall continue for more than the longer of (i) fifteen days or (ii) the period of grace (if any) specified in the terms thereof, and the time for payment of such principal, premium (if any) and interest has not been validly extended.

Such action taken by the Trustee, however, shall not affect the provisions of the second sentence of Condition 2(a).

**9. Prescription**

Claims for payment with respect to principal, interest or both on the Bonds which are not exercised within five years from the due date of the relevant payment will lapse and revert to us.

**10. Enforcement of Rights**

At any time after the Bonds become due and payable, the Trustee may, at its discretion and without further notice, institute such proceedings against us as it may think fit to enforce the terms of the Trust Deed, but it need not take any such proceedings unless (i) it shall have been so directed by a resolution of Bondholders or so requested in writing by Bondholders holding at least one-fifth in principal amount of the Bonds outstanding, and (ii) it shall have been indemnified to its satisfaction. Subject to applicable law, no Bondholder may proceed directly against us unless the Trustee, having become bound to proceed, fails to do so within a reasonable time and such failure is continuing.

## 11. Replacement of Certificates

In case any Certificate evidencing one or more Bonds shall become mutilated, defaced or apparently destroyed, lost or stolen, we shall execute, and, upon our request, the Principal Paying and Conversion Agent shall authenticate and deliver, a new Certificate evidencing such Bonds, bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated or defaced Certificate evidencing such Bonds or in lieu of and in substitution for the apparently destroyed, lost or stolen Certificate evidencing such Bonds. In every case the applicant for a substitute Certificate evidencing such Bonds shall furnish to us, the Trustee and the Principal Paying and Conversion Agent such security or indemnity as may be required by them to indemnify and defend and to save each of them and any agent of our company, the Trustee or the Principal Paying and Conversion Agent harmless and, in every case of destruction, loss or theft, evidence to their satisfaction of the apparent destruction, loss or theft of such Certificate evidencing such Bonds and of the ownership thereof. Upon the issuance of any substitute certificate evidencing such Bonds, we may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee and Principal Paying and Conversion Agent) connected therewith together with such indemnity or security as is reasonably required by us, the Trustee and the Principal Paying and Conversion Agent. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

**12. Meetings of Bondholders; Modifications; Waivers; Substitution**

The Trust Deed contains provisions for convening meetings of Bondholders (including at our request) to consider any matter affecting their interests, including the modification of these Conditions or the provisions of the Trust Deed. The Trust Deed provides that meetings (including meetings requested by us) will be convened by the Trustee including, without limitation, at the request of the holders of at least 15% of the principal amount of Bonds as may at the time of such request be outstanding. The quorum at any such meeting for passing a resolution will be one or more persons holding or representing two-thirds of the principal amount of the Bonds for the time being outstanding, or at any adjourned meeting two or more persons being or representing Bondholders whatever the principal amount of Bonds so held or represented, provided that at any meeting the business of which includes the modification of certain of these Conditions and certain of the provisions of the Trust Deed (including, inter alia, those relating to status, conversion terms and the currency, amount (but not to increase such amount) and due date of payment of redemption moneys and interest or other amounts in respect of the Bonds) the necessary quorum for passing a resolution will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the Bonds for the time being outstanding. A resolution duly passed in accordance with the provisions of the Trust Deed at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting and whether or not they vote in favor. We, or our representative, shall be entitled to attend the meeting of Bondholders and to address the meeting. Our company and our Subsidiaries will have no voting rights, neither as such nor in respect of Bonds owned by any of them and such Bonds will not be taken into account for the purpose of determining the part of the aggregate nominal amount of the Bonds outstanding which is represented at the meeting.

The Trustee may agree, without the consent of the Bondholders to any modification to the terms and conditions of the Bonds or to the provisions of the Trust Deed which in its opinion is of a formal, minor or technical nature, is made to correct a manifest error or (not being such a modification as is mentioned in the proviso to the third sentence of the preceding paragraph) is not materially prejudicial to the interests of the Bondholders. The Trustee may also agree without the consent of the Bondholders to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Trust Deed or of the terms and conditions of the Bonds which in its opinion is not materially prejudicial to the interests of the Bondholders.

The Trustee may agree, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require, but without the consent of the Bondholders, to the substitution of any of our Subsidiaries of in our place, or of any previous substituted company, as principal debtor under the Trust Deed and the Bonds subject to the Bonds being unconditionally and irrevocably guaranteed by us and remaining convertible into Common Shares as provided in these Conditions and the Trust Deed.

Any such modification, waiver, authorisation or substitution shall be binding on the Bondholders and, unless the Trustee otherwise requires, shall be notified by us to the Bondholders as soon as practicable.

In connection with the exercise of its powers, trusts, authorities or discretions (including but not limited to those in relation to any proposed modification, waiver, authorisation or substitution as aforesaid) the Trustee shall not have regard to the consequences of such exercise for individual Bondholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim from us or the Trustee, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders or in substitution therefor pursuant to the Trust Deed.

### 13. Notices

Notices to Bondholders will be valid if mailed to the registered holder of each Bond at its address in the Register and published in a leading newspaper having general circulation in London (which is expected to be the *Financial Times*), or, if, in the opinion of the Trustee, such publication in any such newspaper as aforesaid shall not be practicable, in a newspaper of general circulation in Europe, in the Official Daily List of Euronext Amsterdam (*Officiële Prijscourant*), in a leading newspaper having general circulation in The Netherlands and in a leading newspaper having general circulation in New York. Any such notice shall be deemed to have been given on the later of the date of its publication in the Official Daily List and the seventh day after being so mailed.

### 14. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility. The Trustee is entitled to enter into business transactions with us and any of our Subsidiaries without accounting for any profit.

### 15. Definitions

"Accounting Period" means, in relation to any dividend or distribution, our accounting period specified in our accounts in which such dividend or distribution is provided for, provided that in any case where we change our accounting period, it shall mean the twelve month period preceding the date on which such dividend or distribution is charged or provided for in our accounts;

"Agency Agreement" means the Paying and Conversion Agency Agreement dated May 18, 2001, relating to the Bonds between us, the Trustee, the Principal Paying and Conversion Agent, the paying agents for the time being and the Registrar;

"Auditors" means our auditors, or, in the event of their being unable or unwilling promptly to carry out any action requested of them pursuant to the provisions of the Trust Deed, such other firm of accountants as may be nominated or approved by the Trustee.

"Business Day" means a day (other than a Saturday or a Sunday) on which commercial banks are open for business in Amsterdam and London;

"Bondholder" and "holder" mean, unless otherwise provided, the registered holder of a Bond;

"Capital Distribution" means any dividend or distribution in cash or of assets *in specie* paid on the Common Shares, to the extent that the aggregate amount of such dividend or distributions, without taking into account any corporate tax credit arising in respect thereof (the "Triggering Dividend"), added to the aggregate amount of any other dividend or distribution paid on the Common Shares during the same fiscal year, without taking into account any corporate tax credit arising in respect thereof (the "Prior Dividends"), represents a Dividend Yield in excess of 3.5%; *provided that*, in determining the amount of any dividend or distribution, a dividend or distribution in cash shall be the cash amount thereof (converted, where necessary, into euro as determined by the Trustee) and the amount of any distribution of assets *in specie* shall be the fair market value thereof on the date of announcement of the relevant distribution, as determined by an international investment bank active in the convertible eurobond market selected by us and approved by the Trustee; *and further provided that*, a purchase or redemption of Common Shares by or on behalf of us shall not constitute a Capital Distribution or be taken into account in determining whether any other dividend or distribution or

distribution of its assets *in specie* shall constitute a Capital Distribution unless the weighted average price (before expenses) on any one day in respect of such purchase exceeds by more than 5.0% the Current Market Price per Common Share on the Trading Day preceding either: (1) that date, or (2) where an announcement has been made of the intention to purchase Common Shares at some future date at a specified price, the Trading Day immediately preceding the date of such announcement.

A "Change in Control" will be deemed to have occurred when: (i) Control of our company is acquired or deemed to be held by any Person or any Persons acting in concert which at the date of the Trust Deed do(es) not have (and would not be deemed to have) such Control; (ii) we consolidate with or merge into any other corporation, or (iii) the legal or beneficial ownership to all or substantially all of the assets owned by us, either directly or indirectly (through its wholly owned Subsidiaries), are acquired by one or more other Persons; provided, however, a Change in Control will not be deemed to have occurred solely as a result of (x) the issuance or transfer, with the cooperation of our Board of Supervisory Directors, Executive Board, the Stichting Prioriteit VNU or our shareholders, as applicable, of any preferred shares in our capital; or (xi) our company abandoning, limiting or changing the "structure regime" upon the proposal of our Executive Board and approval by the Board of Supervisory Directors, the Stichting Prioriteit VNU or our shareholders, as applicable;

"Common Shares" means common shares of €0.20 nominal amount each in our share capital, and "Common Share" means one of them;

"Control" means (i) the right (as a majority shareholder or otherwise) to appoint and/or remove all or the majority of the members of the Supervisory Board and/or the Executive Board or other of our governing bodies whether obtained directly or indirectly and whether obtained by ownership of share capital, the possession of voting right, contract or otherwise or (ii) ownership or control for a period of more than one month of more than 50% of our issued share capital or (iii) control of or right to otherwise control our affairs and policies;

"Current Market Price" means, in respect of a Common Share at a particular date, the arithmetical mean of the official closing prices as reported in the Official Price List of Euronext Amsterdam for the Common Shares for the five consecutive Trading Days preceding and ending on the Trading Day immediately preceding such date;

"Dividend determination date" means the date by reference to which an entitlement to dividends (being the Business Day following the date of the general meeting at which such dividend is declared) is determined;

"Dividend Yield" means the sum of the ratios obtained by dividing (i) the Triggering Dividend and any Prior Dividends by (ii) our market capitalisation on the Trading Day immediately preceding the relevant payment date (the market capitalisation used to calculate each of such ratios being equal to the product of the Closing Price for a Common Share on the Trading Day immediately preceding the date of payment of the Triggering Dividend or the relevant Prior Dividend, if any, multiplied by the number of Common Shares existing on the closing of the relevant Trading Day);

"Dutch Bankruptcy Act" means the *Faillissementswet* of The Netherlands;

"Dutch Credit Institutions Supervision Act" means *Wet Toezicht Kredietwezen* 1992;

"Euronext Amsterdam" means the Official Segment of the stock market of Euronext Amsterdam N.V.;

"Group" means our company and our consolidated subsidiaries;

"Indebtedness" means any present or future indebtedness with a remaining maturity of more than twelve months and with a principal amount of more than €15,000,000 (including any liability, whether conditional or unconditional, actual or contingent, under any guarantee or indemnity or any other legally binding assurance against financial loss) in respect of any notes, bonds, or other debt securities that are, or are intended to be, from time to time quoted, listed or ordinarily dealt in on any stock exchange, automated trading system, over the counter or other securities market;

"Material Subsidiary" means, at any particular time, a Subsidiary whose total net revenues (consolidated if such Subsidiary has Subsidiaries) attributable to us (having regard to our direct and/or indirect beneficial interest in the shares, or the like, of such Subsidiary) represent at least 15% of the consolidated total net revenues of the Group. A report of the Auditors that in their opinion a

Subsidiary is or is not a Material Subsidiary may be relied upon by the Trustee without further enquiry or evidence and, if relied upon by the Trustee, shall, in the absence of manifest error, be conclusive and binding;

"Optional Bonds" means the optional bonds issued by us to the managers pursuant to the Over-allotment Option;

"Over-allotment Option" means the option granted by us, pursuant to the underwriting agreement dated May 15, 2001 among our company and the managers named therein, to such managers to purchase an additional 15% of the 1.75% Convertible Unsubordinated Bonds.

"Permitted Encumbrance" means:

(a) an encumbrance on any asset securing Indebtedness incurred for the purpose of financing the acquisition of such asset (provided the amount secured thereby is not subsequently increased); or

(b) an encumbrance existing on any asset prior to its acquisition (through shares or through assets) and not created in contemplation of such event (provided the amount secured thereby is not subsequently increased); or

(c) an encumbrance not otherwise permitted by the above securing Indebtedness in an aggregate amount not exceeding €25,000,000.

"Person" includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity), but does not include the Board of Supervisory Directors, the Executive Board or any other supervisory or governing board of our company and does furthermore not include our wholly-owned direct or indirect subsidiaries;

"Prior Dividend Yield" means, with respect to the three consecutive fiscal years immediately preceding the fiscal year in which a Capital Distribution is made (or to be made), the arithmetic mean of the "dividend yields" for each of such three fiscal years, whereby the "dividend yield" for each such year is calculated as the sum of the ratios obtained by dividing (i) the amount of each dividend or distribution paid on the Common Shares during the fiscal year (without taking into account any corporate tax credit arising in respect thereof); by (ii) our market capitalisation on the Trading Day immediately preceding the relevant payment date with respect to each such dividend or distribution (the market capitalisation used to calculate each such ratio being equal to the product of the Closing Price for a Common Share on the Trading Day immediately preceding the relevant date of payment of the dividend or distribution, multiplied by the number of Common Shares existing on the closing of that Trading Day);

"Principal Paying and Conversion Agent" means Deutsche Bank AG London and any successor as principal paying and conversion agent under the Agency Agreement;

"Registrar" means Deutsche Bank Luxembourg S.A. and any successor thereto under Agency Agreement;

"Regulation S" means Regulation S under the Securities Act;

"Regulation S Bonds" means Bonds sold outside the United States in reliance on Regulation S;

"Restricted Global Certificate" means the Global Certificate initially representing the Rule 144A Bonds;

"Rule 144A" means Rule 144A under the Securities Act;

"Rule 144A Bonds" means Bonds sold within the United States in reliance on Rule 144A;

"Securities" includes, without limitation, shares in our share capital;

"Securities Act" means the United States Securities Act of 1933, as amended;

"Shareholders" (subject as provided under the definition of Common Shares, above) means the holders of Common Shares;

"Stichting Prioriteit VNU" means the Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V., a not-for-profit foundation established under Dutch law;

"Subsidiary" means at any particular time, any company which is then directly or indirectly controlled or more than one half of whose issued equity share capital (or equivalent) is then beneficially owned by us and/or one or more of our Subsidiaries;

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto;

"Trading Day" means a day on which Euronext Amsterdam is open for business, but does not include a day on which no official closing price for Common Shares on Euronext Amsterdam is reported; and

"Unrestricted Global Certificate" means the Global Certificate initially representing the Regulation S Bonds.

**16. Governing Law; Resolution of Disputes**

(a) The Trust Deed and the Bonds are governed by and construed in accordance with the laws of The Netherlands.

(b) Any dispute in connection with or arising from the Trust Deed or its implementation and/or the Bonds will be exclusively decided by the competent Dutch court, subject to the authority of the Trustee, if it considers it expedient to do so, to agree to prorogation *(prorogatie).*

**17. Notarial acknowledgement of debt**

We undertake to issue to the Trustee a notarial acknowledgment of debt in the amount of the Bonds and the interest payable thereon, as further confirmation of our obligations arising out of the Bonds, immediately upon the Bonds being issued.

**18. Rules relating to securities**

We undertake to comply with the provisions stated in article 2.1.20 of Schedule B of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam as in force on the date of the Trust Deed.

**19. Securities Holding Structure**

(a) The entire issue of the Bonds will be initially evidenced by two global certificates in fully registered form. The Restricted Global Certificate will represent Rule 144A Bonds and the Unrestricted Global Certificate will represent Regulation S Bonds. Each Global Certificate will be deposited with and registered in the name of a common depositary (or its nominee) (the "Common Depositary") for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg", and together with Euroclear, the "Central Securities Depositories").

(b) As long as the Global Certificates evidencing the Bonds are on deposit with the Central Securities Depositories or any of their respective successors, then:

(1) any holder wishing to acquire, hold or transfer an interest in respect of the Bonds must do so through an account with a Central Securities Depository or any of their respective successors or another securities intermediary holding an equivalent interest in respect of the Bonds directly or indirectly through a Central Securities Depository or any of its successors;

(2) there will be one or more securities intermediaries standing between each such accountholder and the underlying Bonds;

(3) we, the Trustee and any Agent will have the right to treat the Central Securities Depositories or their respective successors or agents as the holders exclusively entitled to receive interest and other payments or property in respect of or in exchange for the Bonds including the Common Shares, and otherwise to exercise all the rights and powers with respect to any Bond;

(4) our obligation to make payments of interest and principal and other amounts with respect to any Bond shall be discharged at the time payment in the appropriate amount is made in accordance with the Agency Agreement to a Central Securities Depository or its successor or agent;

(5) our obligation to deliver Common Shares upon the exercise by a Bondholder of any Conversion Rights shall be discharged at the time (A) book entry positions representing such Common Shares are delivered by the Trustee to a Central Securities Depository or its successor or agent in accordance with Condition 4(a) or, as the case may be, Common Shares are delivered by the Trustee on our behalf to the Depositary for deposit in accordance with the terms of the Deposit Agreement or (B) if we shall have exercised its right under Condition 4(i) to pay a Cash Alternative, payment shall have been made to a Central Securities Depository or its successor or agent in accordance with Condition 4(i); and

(6) any person that acquires, holds or transfers interests in respect of any Bond through accounts with a Central Securities Depository or with any other financial intermediary will be subject to the laws and contractual provisions governing such person's relationship with such financial intermediary, as well as the laws and contractual provisions governing the relationship between this financial intermediary and each other financial intermediary, if any, standing between itself and each Certificate evidencing the Bonds and the Register to determine (A) the legal nature of its interest in respect of any Bond and whether such interest is protected against the insolvency of its financial intermediary or any financial intermediary standing between such investor and the underlying Bonds and the Register, (B) whether a Central Securities Depository or its successor, and each other securities intermediary, if any, standing between such person and the underlying Bonds and the Register, is required to enforce the payment and other terms of the Bonds against us or to put its accountholders in a position to do so directly and (C) whether such person's financial intermediary and each financial intermediary, if any, standing between such person and the underlying Bonds and the Register, is required to pass on to such person the benefits of ownership of any Bonds.

(c) Except as described in this paragraph (c), no Global Certificate evidencing the Bonds and deposited in a Central Securities Depository or any of its successors will be exchangeable for Bearer Certificates each evidencing a single Bond or less than the entire issue of the Bonds. Subject to the foregoing sentence, if (A) a Central Securities Depository or its successor notifies us that it is unwilling or unable to continue as depository and a successor depository is not appointed within 14 days, (B) an Event of Default shall have occurred and the maturity of the Bonds shall have been accelerated in accordance with the terms of the Bonds or (C) we shall have decided in our discretion that the Bonds should no longer be evidenced solely by the Global Certificates, then upon having prepared a deed or deeds with a fixed date, governed by Dutch law, between the relevant Bondholder, the relevant Central Securities Depository and the relevant accountholders of such Central Securities Depository with an interest in such Bonds:

(1) with respect to each Global Certificate evidencing the Bonds, we will promptly and in any event not later than 10 Business Days thereafter cause Bearer Certificates each evidencing a single Bond or such other number of Bonds as specified by the Central Securities Depositories or their respective successors to be duly executed, authenticated and delivered to the Central Securities Depositories or their respective successors, registered in the name of the relevant Central Securities Depository or its nominee, against surrender by the Central Securities Depositories or their respective successors of such Global Certificates, which shall thereupon be cancelled by us;

(2) notwithstanding any other provision of the Bonds, the Trust Deed or the Agency Agreement, the Bearer Certificates so delivered to the Central Securities Depositories or their respective successors may be delivered by them to their respective accountholders in such amounts as shall correspond to the amount of Bonds credited to the accounts of such accountholders on the records of the Central Securities Depositories or their respective successors at the time of such delivery and we will register the Bonds evidenced by such Bearer Certificates in such names and amounts as the Central Securities Depositories or their respective successors shall specify to us or the Trustee, which specification shall serve as notification of transfer of the claims on us represented by such Bonds (*mededeling*); and

(3) if for any reason Bearer Certificates are not issued, authenticated and delivered to the Central Securities Depositories or their respective successors in accordance with paragraphs (1) and (2) of this Condition 19(c), then:

(A) each Central Securities Depository or its respective successors may provide to each of its accountholders a statement of each accountholder's interest in the Bonds evidenced by

each Global Certificate held by such Central Securities Depository or its successor, together with a copy of such Global Certificate; and

(B) notwithstanding any other provision of the Bonds, the Trust Deed or of the Agency Agreement, each such accountholder or its successors and assigns (x) shall have a claim, directly against us for the payment of any amount due or to become due in respect of such accountholder's interest in the Bonds evidenced by such Global Certificate, and shall be empowered to bring any claim, to the extent of such accountholder's interest in the Bonds evidenced by such Global Certificate and to the exclusion of such Central Securities Depository or its successor, that as a matter of law could be brought by the person in whose name the Bonds are registered and (y) may, without the consent and to the exclusion of such Central Securities Depository or its successor, file any claim, take any action or institute any proceeding, directly against us, to compel the payment of such amount or enforce any such rights, as fully as though the interest of such accountholder in the Bonds evidenced by such Global Certificate were evidenced by a Bearer Certificate in such accountholder's actual possession and as if an amount of Bonds equal to such accountholder's stated interest were registered in such accountholder's name and without the need to produce such Global Certificate in its original form. This Condition 19(c)(3)(B) constitutes an unconditional and irrevocable, third party stipulation *(derdenbeding,* as used in Article 6:253 of The Netherlands Civil Code).

For purposes of this paragraph (c) the account records of a Central Securities Depository or its successor will, in the absence of manifest error, be conclusive evidence of the identity of each accountholder that has any interest in the Bonds evidenced by the Global Certificate held by such Central Securities Depository or its successor and the amount of such interest. Bearer Certificates in respect of Regulation S Bonds will be issued in denominations of €1,000 or integral multiples of €1,000, and Bearer Certificates in respect of Rule 144A Bonds will be issued in minimum denominations of €100,000 or integral multiples of €1,000, and, in either case, when delivered against surrender of the Restricted Global Certificate or Unrestricted Global Certificate, as the case may be, shall be issued in registered form without coupons and, when delivered against surrender of the Restricted Global Certificate shall be issued with the Securities Act Legend.

(d) Subject to Condition 19(b), if any Global Certificate is exchanged for Bearer Certificates each evidencing a single Bond or less than the entire issue of Bonds, then:

(1) we, the Trustee and any Agent will have the right to treat each Bondholder as the holder and person exclusively entitled to receive interest and other payments or property in respect of or in exchange for the Bonds, including the Common Shares, and otherwise to exercise all the rights and powers with respect to any Bond, subject to the provisions of applicable Dutch law;

(2) our obligation to make payments of interest and principal and other amounts with respect to the Bonds shall be discharged at the time payment in the appropriate amount is made in accordance with the Agency Agreement to each Bondholder; and

(3) our obligations to deliver Common Shares upon the exercise by any Bondholder of any Conversion Rights shall be discharged at the time (A) the Common Shares are delivered to such Bondholder in accordance with Condition 4(a) or (B) if we shall have exercised our right under Condition 4(i) to pay a Cash Alternative, payment shall have been made to such Bondholder in accordance with Condition 4(i).

*Upon the transfer or exchange of Rule 144A Bonds, the Registrar will only deliver Certificates evidencing Rule 144A Bonds that bear the Securities Act Legend unless the Registrar and our company receive satisfactory evidence that neither the Securities Act Legend nor the* restrictions *on transfer set forth in it are required to ensure compliance with the provisions of the Securities Act.*

*Until the expiration of forty days after the later of the date upon which the offering of the Rule 144A Bonds commences and the Closing Date (the "Restriction Date"), a person who owns an interest in Regulation S Bonds may not transfer an interest in such Regulation S Bonds to a person who would only be allowed to take Rule 144A Bonds, unless the person to receive the Bonds supplies the Registrar with a written certificate (in the form provided in the Agency Agreement) to the effect that it is purchasing such interest for its own account and that it is a qualified institutional buyer ("QIB") as defined in Rule 144A, or that it is purchasing such interest for an account or accounts over which it exercises sole investment discretion and that each such account is a QIB. Such written certificate must also certify that the*

*transaction complies in all respects with the requirements of Rule 144A and any applicable securities laws of any state of the United States or any other jurisdiction. After the Restriction Date, such restrictions and certification requirements will no longer apply to such transfers of Regulation S Bonds.*

*A person who owns an interest in Rule 144A Bonds may not transfer an interest in such Rule 144A Bonds before, on or after the Restriction Date to a person who would be allowed to take Regulation S Bonds unless the person to receive the Bonds supplies the Registrar with a written certificate (in the form provided in the Agency Agreement) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S. Such written certification must also certify that, if such transfer occurs on or prior to the Restriction Date, such interest in the Regulation S Bonds will be held immediately thereafter through Euroclear or Clearstream, Luxembourg.*

*Transfers of Rule 144A Bonds and interests therein are also subject to compliance with the restrictions set out under "Transfer Restrictions".*

*A Conversion Notice will state, inter alia, that the Person exercising such notice agrees to be bound by the transfer restrictions (to the extent then applicable) set out under "Transfer Restrictions."*

(4) If any Certificate evidencing any Bonds bears a legend stating that the Bonds or any Common Shares are subject to any restrictions on transfer, then the holder of such Certificate will not be permitted to transfer an interest in such Bonds except in accordance with such restrictions on transfer, and each person holding an interest in respect of such Bonds or Common Shares deliverable upon conversion of such Bonds through an account with a financial intermediary will not be permitted to transfer such interest, except in accordance with such restrictions on transfer.

*This taxation summary solely addresses certain Dutch and U.S. tax aspects for security holders in connection with the offering. Prospective purchasers of bonds from any other jurisdiction are therefore advised to consult a qualified tax consultant for information on the tax consequences which the purchase, ownership and disposal of bonds may involve.*

## Certain Dutch Tax Consequences for Holders of Bonds

### General

*The following describes the principal Dutch tax consequences of the acquisition, holding, redemption, conversion and disposal of the bonds and the acquisition, holding, redemption and disposal of common shares after conversion of a bond. This summary does not purport to be a comprehensive description of all Netherlands tax considerations that may be relevant to a decision to acquire, to hold, to convert or to dispose of the bonds or to hold or to dispose of the common shares after conversion of a bond. Each prospective holder of the bonds should consult a professional adviser with respect to the tax consequences of an investment in the bonds. The discussion of certain Dutch taxes set forth below is included for general information purposes only.*

*This summary is based on the tax legislation, published case law, treaties, rules, regulations and similar documentation, in force as of the date of this offering circular, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.*

### Prospective Investors

The summary of certain Dutch taxes set out in the section "Residents of The Netherlands" under the caption "Bonds" and under the caption "Common shares" is only intended for the following investors:

(1) individuals who are resident or deemed to be resident in The Netherlands for purposes of Dutch tax law (including the non resident individual holder who has opted to be taxed as a resident of The Netherlands), excluding (a) individuals who are resident or deemed to be resident in The Netherlands, who alone or together with certain related persons have a substantial interest in us of 5% or more of our issued capital or 5% or more of the issued capital of a class of our shares or who have certain profit participating rights that constitute a substantial interest in us, all as defined in section 4.3. of the Income Tax Act 2001, or who will obtain such substantial interest upon conversion of the bonds into common shares and (b) individuals who are our employees or are deemed to be our employees or employees of any entity related to us (the "Netherlands Individuals"); and

(2) corporate entities that are resident or deemed to be resident in The Netherlands for purposes of Dutch tax law and who invest in the bonds, excluding (a) corporate entities that are not subject to Dutch corporate income tax, (b) pension funds (*pensioenfondsen*) and other entities that are exempt from Dutch corporate income tax, (c) corporate entities that hold the common shares after conversion, the benefits from which are exempt under The Dutch participation exemption and (d) investment institutions (*beleggingsinstellingen*) as defined in the Dutch Corporate Income Tax Act 1969 ("Netherlands Corporate Entities").

The summary of certain Dutch taxes set out in the section "Non-residents of The Netherlands" under the caption "Bonds" and under the caption "Common shares" is only intended for the following investors:

(1) individuals who are not resident nor deemed to be resident in The Netherlands for purposes of Dutch tax law and who invest in the bonds, excluding (a) the non resident individual who has or upon conversion will obtain a substantial interest as defined in section 4.3. of the Income Tax Act 2001, and (b) individuals who are our employees or are deemed to be our employees or employees of any entity related to us ("Non-resident Individuals"); and

(2) corporate entities that are not resident nor deemed to be resident in The Netherlands for purposes of Dutch tax law and who invest in the bonds ("Non-resident Corporate Entities").

*Withholding Tax*

Interest distributed by us on the bonds is not subject to Dutch withholding tax.

*Corporate Income Tax and Individual Income Tax*

*Residents of The Netherlands*

If the holder of the bonds is a Netherlands Corporate Entity and the bonds are attributable to its (deemed) business assets, income derived from the bonds and gains realised upon acquisition, holding, redemption, conversion and disposal of the bonds are taxable.

If the holder of the bonds is a Netherlands Individual, income derived from the bonds and gains realised upon the acquisition, holding, redemption, conversion and disposal of the bonds are taxable at the progressive rates of the Income Tax Act 2001, if:

(1) the holder of the bonds has an enterprise or an interest in an enterprise, to which enterprise the bonds are attributable; or

(2) the holder of the bonds is considered to perform activities with respect to the bonds that exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

If the above-mentioned conditions (1) or (2) do not apply to the individual holder, the actual income derived from the bonds and the actual gains realised with respect to the bonds will not be taxable. Instead, the individual holder will be taxed at a flat rate of 30% on deemed income from "savings and investments" (*sparen en beleggen*). This deemed income amounts to 4% of the average of the individual's "yield basis" (*rendementsgrondslag*) at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The bonds will be included in the individual's yield basis.

*Non-residents of The Netherlands*

If the holder of the bonds is a Non-resident Individual or a Non-resident Corporate Entity income derived from the bonds and capital gains realised upon the disposal, transfer, conversion, redemption or alienation of the bonds are taxable, if:

(1) the holder of the bonds has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which enterprise the bonds are attributable;

(2) the holder of the bonds is entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than by way of securities or through an employment contract, and to which enterprise the bonds are attributable; or

(3) in case of an individual holder of the bonds, such holder of the bonds is considered to perform activities in The Netherlands with respect to the bonds that exceed "regular active portfolio management".

Common shares

*Withholding Tax*

Dividends and other revenue distributed by us on the common shares are generally subject to Dutch dividend withholding tax at a rate of 25%. Dividends include:

(1) distributions in cash or in kind including deemed and constructive distributions;

(2) liquidation proceeds, proceeds on redemption of the common shares and, as a rule, the consideration for the repurchase of the common shares by us in excess of the average paid-in capital recognised for Dutch dividend withholding tax purposes;

(3) the par value of shares issued to a holder of the common shares or an increase of the par value of the common shares, except when the (increase in) par value of the common shares is funded out of our paid-in capital as recognised for Dutch dividend withholding tax purposes; and

(4) partial repayment of paid-in capital, if and to the extent there are net profits, unless the general meeting of our shareholders has resolved in advance to make such repayment and provided that the nominal value of the shares concerned has been reduced by an equal amount by way of an amendment of our articles of association and the paid-in capital is recognised as capital for Dutch dividend withholding tax purposes.

In general, the Dutch dividend withholding tax which is withheld with respect to dividend distributions made by us, will be creditable for Dutch income tax or Dutch corporate income tax purposes in the hands of the beneficial owner thereof, or, subject to certain conditions, may be recoverable (in whole or in part) by the Dutch resident beneficial owner of such dividend.

A recent legislative proposal to deny a credit or refund of Dutch dividend withholding tax in certain cases of perceived abuse has been withdrawn pending discussions between the Dutch government and the financial sector. However, on April 27, 2001, the Dutch Ministry of Finance announced that legislation will be introduced with retroactive effect as from April 27, 2001 to stem so-called "dividend stripping transactions". The details of this new legislation are not yet known. It is expected that under the new legislation, the term "beneficial owner of dividends" will be defined, as a result whereof the possibility to credit or recover the Dutch dividend withholding tax will become subject to certain additional conditions.

In general, we are required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances we are allowed to reduce the amount to be remitted to the Dutch tax authorities with the lesser of:

(1) 3% of the portion of the distribution paid by us that is subject to Netherlands dividend withholding tax; and

(2) 3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying non-Dutch subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, to the extent that the dividends and profit distributions have not yet been taken into account for purposes of establishing the foregoing reduction.

For the purposes of this reduction of the withholding tax to be paid over by us to the Dutch tax authorities, only dividends and profit distributions received by us are taken into account if all of the following conditions are met:

(1) the dividend or profit distribution received by us has been paid by a subsidiary located in the Netherlands Antilles, Aruba or a country with which The Netherlands has concluded a treaty for the avoidance of double taxation;

(2) we owned at the time of the dividend or profit distribution, alone or together with certain related Dutch companies, at least 25% or more of the nominal paid-up capital of the non-Dutch subsidiary, or depending on the reduction of withholding tax provision in the tax treaty concluded with the country of residence of the subsidiary, 25% or more of the voting rights of the non-Dutch subsidiary;

(3) the dividend or profit distribution received by us has been subject to a withholding tax of at least 5%; and

(4) the dividend or profit distribution received by us was exempt from Dutch corporate income tax as a result of the application of the participation exemption of article 13 of the Corporate Income Tax Act 1969.

If a holder of the common shares, whether an individual or an entity, is a resident of a country other than The Netherlands and if a treaty for the avoidance of double taxation is in effect between The Netherlands and that country, and the holder is the beneficial owner of the dividends and a qualifying resident for purposes of such treaty, such holder will, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund (in whole or in part) of the Dutch dividend withholding tax.

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under the income tax convention between The Netherlands and the United States (the "US/NL Income Tax Treaty"), generally are eligible for a reduction of Dutch withholding tax on dividend income to 15%, which rate may under certain conditions be reduced to 5% if the beneficial

owner is a company which holds directly at least 10% of the voting power in us. A holder of the common shares will qualify for benefits under the US/NL Income Tax Treaty (subject to compliance with the procedures for claiming benefits) if the holder:

(1) is the beneficial owner of the common shares and the dividends paid thereon;

(2) is resident in the United States;

(3) is not also resident in another jurisdiction;

(4) does not hold the common shares in connection with the conduct of business in The Netherlands; and

(5) is an individual, an exempt pension trust or exempt organisation (as defined in the US/NL Income Tax Treaty), an estate or trust whose income is subject to US taxation as the income of a resident, either in its hands or in the hands of its beneficiaries or a corporation that is not subject to the treaty's limitation of benefits provision. The US/NL Income Tax Treaty provides a complete exemption for dividends received by exempt pension trusts and exempt organisations, as defined therein.

A holder eligible for benefits under the US/NL Income Tax Treaty may claim the benefit of the reduced treaty withholding rate by submitting a duly completed Form IB 92 USA that has been certified by a financial institution (typically the entity that holds the shares as custodian for the holder). If we receive the required documentation prior to the relevant dividend payment date, we may apply the reduced withholding rate at source. A holder eligible for benefits under the US/NL Income Tax Treaty who fails to satisfy these requirements may claim a refund of the excess of the amount withheld over the treaty rate by filing Form IB 92 USA together with a supplemental statement with the Dutch tax authorities. U.S. pension funds and tax-exempt organizations qualifying for a complete exemption from tax must file claims for refund by filing Form IB 95 USA.

*Distribution Tax*

We are subject to a temporary special distribution tax at a rate of 20% to the extent that any "excessive" dividends are distributed on the common shares in the period from January 1, 2001 up to and including December 31, 2005. This distribution tax is a corporate income tax, not a (creditable or refundable) withholding tax that may be credited or refunded. For purposes of this distribution tax, dividends are considered to be "excessive" when during a particular calendar year, the total amount of dividends distributed exceeds the highest of the following three amounts:

(1) 4% of our market capitalisation at the beginning of the relevant calendar year;

(2) twice the amount of the average annual dividends (exclusive of extraordinary dividends) by reference to the three calendar years immediately preceding January 1, 2001; or

(3) our adjusted statutory result for the preceding book year.

The temporary special distribution tax is not levied if the aggregate amount of dividend distributions after January 1, 2001 is in excess of the balance of the fair market value of our net assets at the end of our book year that ended prior to January 1, 2001 reduced by our paid-in capital recognised for Dutch tax purposes. The distribution tax due is reduced pro rata to the extent that the common shares were held, at the time of the dividend distribution, during an uninterrupted period of three years by individuals or entities (other than investment institutions as defined in the Corporate Income Tax Act 1969) holding at least 5% of our nominal capital. Provided certain conditions are met, the holding period of a previous 5% shareholder can be added to the holding period of a new 5% shareholder. If the common shares are acquired from a holder of the common shares that owned at least 5% and the acquiring holder also owns at least 5%, the holding period of the previous holder can be added to the holding period of the acquiring holder. Insofar common shares were held on September 14, 1999, the three-year term is considered to have been met.

*Corporate Income Tax and Individual Income Tax*

*Residents of The Netherlands*

If the holder of the common shares is a Netherlands Corporate Entity and the common shares are attributable to its (deemed) business assets, dividends received from, and capital gains realised upon

tax.

If the holder of the common shares is a Netherlands Individual, the dividends derived from the common shares and the gains realised upon the disposal, transfer, redemption or alienation of the common shares are subject to individual income tax at the progressive rates of the Income Tax Act 2001, if:

(1) the holder of the common shares has an enterprise or an interest in an enterprise, to which enterprise the common shares are attributable; or

(2) the holder of the common shares is considered to perform activities with respect to common shares that exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

If the conditions (1) and (2) mentioned above do not apply to the individual, the actual dividends derived from, and the actual gains realised with respect to, the common shares will not be taxed. Instead, the individual holder will be taxed at a flat rate of 30% on deemed income from "savings and investments" (*sparen en beleggen*). This deemed income amounts to 4% of the average of the individual's "yield basis" (*rendementsgrondslag*) at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The common shares will be included in an individual's yield basis.

*Non-residents of The Netherlands*

If the holder of the common shares is a Non-resident Individual or a Non-resident Corporate Entity the income derived from the common shares or capital gains realised upon the disposal, transfer, redemption or alienation of the common shares is taxable, if:

(1) the holder of the common shares has an enterprise or an interest in an enterprise that is carried on through a permanent establishment or a permanent representative in The Netherlands ("Netherlands enterprise") to which Netherlands enterprise the common shares are attributable;

(2) the holder of the common shares is entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than by way of securities or through an employment contract, and to which enterprise the common shares are attributable; and

(3) where the holder of the common shares is a Non-resident Individual, such holder is considered to perform activities with respect to the common shares that exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

### Gift and Inheritance Taxes

*Residents of The Netherlands*

Generally, gift and inheritance taxes will be due in The Netherlands in respect of the acquisition of the bonds or the common shares by way of gift by, or on the death of, a holder of the bonds or the common shares who is a resident or deemed to be a resident of The Netherlands at the time of the gift or his or her death.

An individual of Dutch nationality is deemed to be a resident of The Netherlands for the purpose of Dutch gift and inheritance tax, if he or she has been resident in The Netherlands during the ten years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of The Netherlands for the purpose of Dutch gift tax only if he or she has been residing in The Netherlands at any time during the twelve months preceding the time of the gift. Applicable tax treaties may override deemed residency.

*Non-residents of The Netherlands*

Gift or inheritance taxes will arise in The Netherlands in respect of the acquisition of the bonds or the common shares by way of gift by, or as a result of the death of, a holder of the bonds or the common shares who is neither a resident nor deemed to be a resident of The Netherlands, if:

(1) such holder at the time of the gift has or at the time of his or her death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent

establishment or a permanent representative in The Netherlands and to which Netherlands enterprise or part thereof, as the case may be, the bonds or the common shares are or were attributable;

(2) the bonds or the common shares are or were attributable to the assets of an enterprise that is effectively managed in The Netherlands and the donor is or the deceased was entitled to a share in the profits of that enterprise, at the time of the gift or at the time of his or her death, other than by way of securities or through an employment contract; or

(3) in the case of a gift of the bonds or the common shares by an individual who at the date of the gift was neither a resident nor deemed to be a resident of The Netherlands, such individual dies within 180 days after the date of the gift, while at the time of his or her death being a resident or deemed to be a resident of The Netherlands.

### Capital Contribution Tax

Dutch capital contribution tax at a rate of 0.55% will be due by us upon conversion of a bond into common shares. The Netherlands capital contribution tax is calculated over the fair market value of the contribution on the common shares.

### Other Taxes and Duties

No net wealth tax, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be payable in The Netherlands by a holder of the bonds or the common shares in respect of or in connection with the subscription, issue, placement, allotment or delivery of the bonds or the common shares.

### Proposed EU Savings Directive

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments.

## United States Federal Income Taxation

### General

The following is a general summary of the principal U.S. federal income tax consequences that may be relevant with respect to the purchase, ownership and disposition of the bonds or common shares. This summary addresses only the U.S. federal income tax considerations of U.S. Holders (as defined below) that are initial purchasers of the bonds or common shares pursuant to this offering and that will hold the bonds or common shares as capital assets. It is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the bonds or common shares. In particular, this summary does not address tax considerations applicable to holders that are subject to special tax rules including, without limitation, the following:

(1) financial institutions;

(2) insurance companies;

(3) dealers or traders in securities or currencies;

(4) tax-exempt entities;

(5) regulated investment companies;

(6) persons that will hold the bonds or common shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

(7) persons that own (or are deemed to own) 10% or more of our voting shares;

(8) persons who hold the bonds or common shares through partnerships or other pass-through entities;

(9) persons that have a "functional currency" other than the U.S. dollar; and

(10) persons that have acquired or will acquire the bonds or common shares upon the exercise of options or otherwise as compensation.

Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of the bonds or common shares.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this offering circular. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For the purposes of this summary, a "U.S. Holder" is a beneficial owner of bonds or common shares that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation or other entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

**Each prospective purchaser should consult its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of bonds or common shares.**

*Bonds*

*Payments of interest*

Interest paid on the bonds is taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

A U.S. Holder using the cash method of accounting for U.S. federal income tax purposes that receives an interest payment denominated in euro will be required to include in income the U.S. dollar value of that interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

An accrual basis U.S. Holder is required to include in income the U.S. dollar value of the amount of interest income accrued on a bond during the accrual period. An accrual basis U.S. Holder may determine the amount of the interest income to be recognized in accordance with either of two methods. Under the first accrual method, the amount of income accrued is based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate that interest expense at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter required by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service, or the IRS.

A U.S. Holder using either of the foregoing two accrual methods will recognize ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a bond). The amount of ordinary income or loss will be the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during the accrual period (as determined under the accrual method used by the U.S. Holder).

Amounts in euro received as interest on the bonds will have a tax basis equal to their U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realized by a U.S. Holder on a

sale or other disposition of the euro will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

Interest on the bonds received by a U.S. Holder will be treated as foreign source income for the purposes of calculating that holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, the interest on the bonds should generally constitute "passive income," or in the case of certain U.S. Holders, "financial services income".

*Sale, exchange or retirement of the bonds*

A U.S. Holder's tax basis in a bond will generally equal its "U.S. dollar cost". The U.S. dollar cost of a bond purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of bonds traded on an established securities market (as defined in the applicable U.S. Treasury Regulations) that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.

A U.S. Holder will generally recognize gain or loss on the sale, exchange or retirement of a bond equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued interest, which will be taxable as such) and the tax basis of the bond. The amount realized on the sale, exchange or retirement of a bond for an amount of foreign currency will be the U.S. dollar value of that amount on (1) the date the payment is received in the case of a cash basis U.S. Holder, (2) the date of disposition in the case of an accrual basis U.S. Holder, or (3) in the case of a convertible bond traded on an established securities market (as defined in the applicable U.S. Treasury Regulations), that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. The election available to accrual basis U.S. Holders in respect of the purchase and sale of bonds must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a bond that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of principal exchange gain or loss. Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the bond in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the bond in foreign currency determined on the date the U.S. Holder acquired the bond. The foregoing foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange or retirement of the bond, and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

Any gain or loss recognized by a U.S. Holder in excess of foreign currency gain or loss recognized on the sale, exchange or retirement of a bond will generally be U.S. source capital gain or loss. Capital gain recognised on the sale, exchange or retirement of a bond by an individual U.S. Holder whose holding period for that bond exceeds one year will be taxed at a maximum tax rate of 20%. Further reduced capital gain tax rates may apply to individual U.S. Holders who have held the bonds for more than five years. The ability to offset capital losses against ordinary income is subject to limitations.

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a convertible bond equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realized by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

U.S. Holders should also refer to the discussion below under "Passive Foreign Investment Company Rules".

*Conversion price adjustments*

Adjustments to the conversion price of the bonds, or the failure to adjust the conversion price upon the occurrence of certain events, may result in deemed dividend income to U.S. Holders of bonds or common shares. **Prospective purchasers should consult their own tax advisors with respect to the tax consequences of any conversion adjustment.**

*Taxation on conversion*

A U.S. Holder will not recognize any gain or loss on the conversion of the bonds into common shares, except to the extent (1) the common shares received are considered attributable to accrued interest not previously included in income (which is taxable as ordinary income), (2) of any foreign currency gain or loss and (3) gain or loss attributable to cash received in lieu of fractional shares. A U.S. Holder will generally recognize foreign currency gain or loss on the conversion of bonds into common shares in an amount equal to the foreign currency gain or loss that the U.S. Holder would have recognized if the bonds had been sold, exchanged or retired, calculated in accordance with the method described above under "—Sale, exchange or retirement of the bonds". The foreign currency gain or loss that will be recognized cannot exceed the amount of the total gain or loss realized (though not recognized) by the U.S. Holder on the conversion of the bonds, and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

A U.S. Holder's tax basis in the common shares received on the conversion of the bonds will generally equal that holder's tax basis in the bonds, less any basis in the fractional shares, increased or decreased by the amount of any foreign currency gain or loss recognized with respect to the conversion. A U.S. Holder's holding period in the common shares received on the conversion of the bonds will include the period during which the U.S. Holder held the bonds. However, a U.S. Holder's tax basis in common shares attributable to accrued interest generally will equal the amount of such interest included in income, and the holding period for those common shares will begin on the date of conversion.

A U.S. Holder that receives cash in lieu of fractional shares generally will recognize gain or loss equal to the difference between the U.S. dollar value of the cash received and the U.S. Holder's tax basis in the fractional shares (which shall be an allocable portion of the U.S. Holder's tax basis in the bonds). The treatment of any gain or loss attributable to the receipt of cash in lieu of fractional shares as foreign currency gain or loss or capital gain or loss is determined under the same rules as if the bonds had been sold, exchanged or retired, calculated in accordance with the method described above under "—Sale, exchange or retirement of the bonds".

*Common shares*

*Distributions*

Subject to the discussion of the passive foreign investment company rules below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. Holder with respect to common shares generally will be taxable to the U.S. Holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends we pay will not be eligible for the dividends received deduction that is generally available to corporate taxpayers in respect of dividends paid by U.S. corporations. Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of, and will be applied against and reduce, the U.S. Holder's adjusted tax basis in the common shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. Holder as capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

The amount of any distribution paid in euro, including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euro calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the euro are converted into U.S. dollars. If the euro are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the euro received in the distribution are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the euro equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euro will be treated as ordinary income or loss.

Dividends received by a U.S. Holder with respect to common shares will be treated as foreign source income for the purposes of calculating that holder's foreign tax credit limitation. Subject to

certain conditions and limitations, and subject to the discussion in the next paragraph, Dutch income tax withheld on dividends at the rate specified in the Dutch-U.S. Treaty may be deducted from taxable income or credited against a U.S. Holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute "passive income", or, in the case of certain U.S. Holders, "financial services income". In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the U.S. Holder (1) has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (2) is obligated to make certain payments related to the dividends; or (3) holds the common shares in arrangements in which the U.S. Holder's expected profit, after non-U.S. taxes, is insubstantial.

In general, upon making a distribution to shareholders, we are required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities and, in such circumstances, the full amount of the taxes so withheld will generally (subject to certain limitations and conditions) be eligible for the U.S. Holder's foreign tax deduction or credit as described above. However, under certain circumstances we may be allowed to reduce the amount of Dutch dividend withholding tax that is required to be remitted to the Dutch tax authorities by the lesser of (i) 3% of the portion of the gross amount of the dividend paid by us that is subject to Dutch dividend withholding tax and (ii) 3% of the gross amount of the dividends and profit distributions received by us from qualifying non-Netherlands subsidiaries in the current calendar year (up to the date of the distribution) and the two preceding calendar years, to the extent that the dividends and profit distributions have not yet been taken into account for the purposes of establishing the foregoing reduction. See "—Certain Dutch tax consequences for holders of Bonds—Common Shares—Withholding tax" for a summary of conditions that must be satisfied for us to become eligible for this reduction. Although this credit reduces the amount of dividend withholding tax that we are required to pay to the Dutch authorities, it does not reduce the amount of tax we are required to withhold from dividends. In these circumstances, to the extent that we are not required to remit the amount withheld as Dutch dividend withholding tax to the Dutch tax authorities, the withholding tax likely will not qualify as a creditable tax for U.S. foreign tax credit purposes. For any year in which we claim the benefit of this Dutch tax provision, we will advise the U.S. Holder if we claimed the benefit of this Dutch tax provision. **Investors are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch withholding taxes and, in particular, the impact to such investors of our potential ability to receive a credit with respect to certain dividends received from any of our qualifying non-Netherlands subsidiaries.**

A distribution of additional common shares to U.S. Holders with respect to their common shares that is made part of a *pro rata* distribution to all shareholders generally will not be subject to U.S. federal income tax. However, a U.S. Holder receiving a non-taxable distribution of additional common shares must allocate to those common shares a portion of its basis in the common shares on which the distribution was made. The U.S. Holder's holding period in the additional common shares will generally include the holding period of the common shares on which the distribution was made.

*Sale or other disposition of common shares*

Subject to the discussion of the passive foreign investment company rules below, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. Holder's tax basis for the common shares. This gain or loss will be a capital gain or loss and will generally be treated as from sources within the United States for foreign tax credit limitation purposes. Capital gain recognised on the sale or exchange of a common share by an individual U.S. Holder whose holding period for that common share exceeds one year will be taxed at a maximum tax rate of 20%. Further reduced capital gain tax rates may apply to individual U.S. Holders whose holding period for common shares exceeds five years. The ability to offset capital losses against ordinary income is subject to limitations.

If a U.S. Holder receives foreign currency upon a sale or exchange of common shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally will not be required to recognize any gain or loss on such conversion.

*Passive Foreign Investment Company rules*

Based on our gross income, the average value of our gross assets and the nature of our business, we believe that we were not a "passive foreign investment company", or PFIC, for the taxable year ended December 31, 2000. Our status in future years will depend on our assets and activities in those years. We do not anticipate that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but no assurance can be made in this regard.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

- At least 75% of its gross income is "passive income"; or
- On average at least 50% of the gross value of its assets is attributable to assets that are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

If we were a PFIC, a U.S. Holder generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of bonds or common shares, and certain distributions with respect to the common shares.

There are two elections under U.S. tax law that might partially alleviate the tax consequences referred to above. U.S. Holders may be able to avoid the interest charge by making a mark-to-market election with respect to the common shares, provided that the common shares are "marketable" within the meaning of U.S. Treasury Regulations. The application of the mark-to-market election to holders of bonds is subject to significant uncertainty. U.S. Holders of common shares, but not bonds, could also avoid the interest charge imposed by the PFIC rules by making a qualified electing fund election (a "QEF election"). We do not, however, expect to provide to U.S. Holders the information regarding this income that would be necessary in order for a U.S. Holder to make a QEF election.

If we are a PFIC, each U.S. Holder must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest. **Prospective purchasers should consult their own tax advisors regarding whether we are a PFIC and the consequences of an investment in a PFIC.**

*Backup withholding tax and information reporting requirements*

Backup withholding and information reporting requirements may apply to certain payments to U.S. Holders on bonds and common shares and to the proceeds of a sale or redemption of the bonds and common shares. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 31% of such payment if the U.S. Holder fails to furnish the U.S. Holder's taxpayer identification number, to certify that such U.S. Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the IRS. **Holders of the bonds and common shares should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.**

## PLAN OF DISTRIBUTION

**Terms of the Underwriting Agreement**

Subject to the terms and conditions of the underwriting agreement dated May 15, 2001 entered into among our company and the managers named below, we have agreed to sell to each of the managers, and each of the managers has, severally and not jointly, agreed to purchase, the aggregate principal amount of bonds, excluding the over-allotment option, as set forth opposite its name below.

| Manager | Principal amount of bonds | % |
|---|---|---|
| | (€ in millions) | |
| Deutsche Bank AG London | 400 | 40 |
| Morgan Stanley & Co. International Limited | 400 | 40 |
| ABN AMRO Rothschild | 100 | 10 |
| Merrill Lynch International | 100 | 10 |
| Total | 1,000 | 100% |

Pursuant to the underwriting agreement, we have committed to issue the bonds and the managers have committed to take and pay for all of the bonds, if any are taken. The purchase price for the bonds payable by the managers will be the issue price of 100%, less commissions of 1.5%. We have agreed to indemnify the managers, their affiliates and controlling persons and any of their respective directors, officers, employees or agents against certain liabilities in connection with the offering, including liabilities under the Securities Act, and contribute to any payments the managers may be required to make in respect thereof. In addition, we have agreed to reimburse the managers for certain expenses in connection with the offering. The managers are entitled to terminate the underwriting agreement, under certain circumstances, prior to payment to us of the offering price in connection with the offering and sale of the bonds.

We granted the managers an over-allotment option under the underwriting agreement to purchase an additional €150,000,000 aggregate principal amount of bonds, or the additional bonds, exercisable during the 30-day period after May 3, 2001, at the price set forth above, to cover over-allotments, if any. On May 4, 2001, the managers notified us that they had elected to exercise the over-allotment option in full (subject to the execution of the underwriting agreement in respect of this offering, which execution took place on May 15, 2001). Accordingly, the managers have severally agreed, subject to certain conditions, to purchase the additional bonds in accordance with their respective underwriting proportions.

The managers, through their respective U.S. selling agents, propose to resell a portion of the bonds to qualified institutional buyers as defined in Rule 144A in reliance on Rule 144A and also propose to resell a portion of such bonds to certain non-U.S. persons outside the United States in offshore transactions in reliance on Regulation S.

We have agreed that we will not and will not publicly announce any intention to, without the prior written consent of the representatives of the managers acting jointly for a period of 90 days after May 18, 2001, (1) issue, offer, pledge, sell, contract to issue or sell, issue, sell or grant any option or contract to purchase, purchase any option to contract or sell, grant any option, right or warranty to purchase or otherwise transfer or dispose of, directly or indirectly, any interest in any common shares (or any securities convertible into or exchangeable for common shares), bonds or any securities of our company which are substantially similar to the bonds or the common shares or deposit any common shares (or any securities convertible into or exchangeable for common shares) in any depositary receipt facility, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of bonds or common shares, whether settled in cash or otherwise, other than (x) common shares to be issued upon exercise of warrants to purchase common shares, or upon conversion or exchange of securities convertible or exchangeable into common shares, in each case, which are outstanding on the date hereof and fairly disclosed in this offering circular, (y) common shares (or any securities convertible into or exchangeable for common shares), offered, issued, allotted, appropriated or granted to employees (including directors) or former employees of our company, or subsidiaries and/or associated companies or persons related to such employees (including directors) or former employees, directly or indirectly, pursuant to any employee share scheme or arrangement for any one or more employees generally, which is fairly disclosed in this offering circular and (z) common

shares issued as a stock dividend forming part of the dividend in respect of 2000 announced on April 27, 2001.

We will not, and will not permit any of our affiliates to, resell any bonds that are acquired by any of them.

In connection with this offering, Morgan Stanley & Co. International Limited, acting as stabilization agent on behalf of and as authorized by, the managers, may over-allot or effect transactions that stabilize or maintain the market price of the bonds and/or the common shares at levels which might not otherwise prevail in the open market. These transactions may be effected on Euronext Amsterdam or otherwise. This stabilization, if commenced, may be discontinued at any time, and in any event will be discontinued not later than 30 days after May 3, 2001. In addition, Morgan Stanley & Co. International Limited may effect transactions of any kind in order to hedge any positions in the bonds and/or the common shares established as a result thereof and to cover or close out any such position or hedging transaction. Stabilization transactions conducted on Euronext Amsterdam must be conducted by an admitted institution (*toegelaten instelling*) of Euronext Amsterdam on behalf of the managers and must be conducted in accordance with all applicable laws and regulations, including those of Euronext Amsterdam and article 32 of the Securities Market Supervision Rules 1999 (*Nadere Regeling Toezicht Effectenverkeer*).

Certain of the managers and their respective affiliates from time to time have provided in the past and may provide in the future investment banking, commercial lending and financial advisory services to our company.

Merrill Lynch International provided advisory services to us in connection with the acquisition of ACNielsen. Merrill Lynch International and ABN AMRO Bank N.V. were arrangers of, and, together with Deutsche Bank AG, are lenders under, the ACNielsen Bridge Loan. The net proceeds from this offering will be used to repay in part borrowings under the ACNielsen Bridge Loan. Deutsche Bank AG and Merrill Lynch International are advising us in connection with the possible sale of our Consumer Information group and ABN AMRO Rothschild is advising us in connection with the possible sale of our Educational Information group. Any one or more of the managers may provide, or have provided, services to us in the normal course of their business.

We have arranged a finance facility of €340,000,000 in order to finance the redemption of our 2.75% convertible subordinated bonds with Deutsche Bank AG, Merrill Lynch International and Morgan Stanley & Co. International Limited.

### Selling Restrictions

*General*

No action has been or will be taken in any jurisdiction by the managers or our company that would permit a public offering of the bonds, or possession or distribution of any offering document or any amendment or supplement thereto or any other offering or publicity material relating to the bonds in any country or jurisdiction (other than The Netherlands) where action for that purpose is required. Each manager has agreed with us to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers bonds or has in its possession or distributes any offering documents or any amendment or supplement thereto or any other offering or publicity material.

*United Kingdom*

Each manager has severally represented and agreed that (1) it has not offered or sold and will not offer or sell any bonds to persons in the United Kingdom, prior to the date six months after the date of delivery of the bonds, except, in each case, to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent, for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, (2) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom and (3) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue or sale of the bonds to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986

(Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

*United States*

No Bond has been, nor will it be, registered under the Securities Act and bonds may not be offered or sold within the United States or to, for the account or benefit of, U.S. persons (as those terms are used in Regulation S). Accordingly, the bonds (1) are being offered and sold only within the United States to persons reasonably believed by the managers to be qualified institutional buyers in reliance upon Rule 144A and (2) are being offered and sold outside the United States in reliance upon Regulation S. Resale of the bonds is restricted as described under "Transfer Restrictions".

In addition, for 40 days after the commencement of the offering, an offer or sale of the bonds within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in compliance with Rule 144A or pursuant to another exemption from the registration requirements of the Securities Act.

*Japan*

Each manager has represented and undertaken that it has not offered or sold, and will not offer or sell any bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations) except in compliance with any applicable laws and regulations in Japan, including the Securities and Exchange Law.

*Canada*

Each manager has represented and undertaken that any offer or sale of the bonds in Canada has been, and will be, made in accordance with applicable securities laws in each relevant jurisdiction in Canada which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Each manager has also agreed to file any required reports or documents with the applicable securities commissions as required.

## TRANSFER RESTRICTIONS

*The following restrictions will apply to the bonds. Prospective purchasers of the bonds are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the bonds offered hereby.*

The bonds have not been registered under the Securities Act and may not, except as provided below, be offered or sold in the United States, or to, or for the amount or benefit of, U.S. persons (as defined in Regulation S), except that the bonds may be offered or sold by the managers, through their registered broker-dealer affiliates in the United States, only to "qualified institutional buyers" (as defined in Rule 144A) in accordance with the exemption from the registration requirements of the Securities Act provided by Rule 144A, and to non-U.S. persons in offshore transactions in accordance with Regulation S.

Each purchaser of bonds offered and sold in the United States pursuant to Rule 144A will, by its purchase of such bonds, be deemed to have represented and agreed as follows (terms used herein that are defined in Rule 144A or Regulation S under the Securities Act are used herein as defined therein):

(1) it is (a) a qualified institutional buyer as defined in Rule 144A, (b) aware that the sale of such bonds to it is being made in reliance on Rule 144A, and (c) acquiring such bonds for its own account or for the account of a qualified institutional buyer;

(2) it understands that the bonds have not been registered under the Securities Act and may not be transferred or sold in the United States except as permitted below; and

(3) it agrees that if it decides to offer, sell or otherwise transfer such bonds, it will do so only in compliance with the Securities Act and all applicable securities laws of the States of the United States and other jurisdictions and only (a) to VNU or one of its affiliates, (b) outside the United States to a non-U.S. person in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S, (c) in accordance with Rule 144A to a person whom the seller and any person acting on behalf of the seller reasonably believe is a qualified institutional buyer within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer, and to whom notice is given that such offer, sale or transfer is being made in reliance on Rule 144A, (d) pursuant to a registration statement which has been declared effective under the Securities Act or (e) if available, pursuant to the exemption from registration under the Securities Act provided by Rule 144A thereunder, in each case in accordance with any applicable securities laws of any state of the United States and subject, in the case of clause (e), to the receipt by us of an opinion of counsel or such other evidence which we may reasonably require that such sale or transfer is in compliance with the Securities Act.

The bonds offered hereby will constitute "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act, and any sale pursuant to Rule 144 will be subject to the requirements of that rule, including its holding period requirements. No representation can be made as to the availability of the exemption provided by Rule 144 under the Securities Act for the resale of the bonds.

The bonds will bear a legend to the following effect unless we determine otherwise, consistent with applicable law:

THIS BOND WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) TO VNU N.V. OR ONE OF ITS AFFILIATES, (B) OUTSIDE THE UNITED STATES TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S, (C) IN ACCORDANCE WITH RULE 144A TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON BEHALF OF THE SELLER REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, AND TO WHOM NOTICE IS GIVEN THAT SUCH OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (E) IF AVAILABLE, PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, AND

**SUBJECT, IN THE CASE OF CLAUSE (E), TO THE RECEIPT BY VNU N.V. OF AN OPINION OF COUNSEL OR SUCH OTHER EVIDENCE WHICH IT MAY REASONABLY REQUIRE THAT SUCH SALE OR TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT.**

Each purchaser of bonds, by such purchase, will also be deemed to acknowledge that we, the managers and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements, and agree that if any of the acknowledgements, representations or agreements deemed to have been made by it by its purchase of bonds are no longer accurate, it shall promptly notify us and the managers. If it is acquiring any bonds as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account, and it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Each manager represents that it has offered the bonds and agrees that it will offer and sell the bonds, (1) as part of its distribution at any time and (2) otherwise until 40 days after the later of the commencements of this offering and the closing date of this offering only in accordance with Rule 903 of Regulation S or Rule 144A. Neither it, its affiliates nor any person acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the bonds or in any form of general solicitation or general advertising (as those terms are used in Rule 502(c) under the Securities Act), and it and they have complied and will comply with the offer restrictions requirement of Regulation S. Resales of bonds are restricted.

In addition, until 40 days after the date of delivery of the bonds, an offer or sale of the bonds within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or pursuant to another exemption from registration under the Securities Act.

A holder of a beneficial interest in the Restricted Global Certificate will be deemed to further acknowledge that before any beneficial interest in the Restricted Global Certificate may be sold or otherwise transferred to a person who takes delivery in the form of a beneficial interest in the Unrestricted Global Certificate, the transfer will be required to provide a written certification, as described in "Terms and Conditions of the Bonds—Securities Holding Structure".

Where a beneficial interest in bonds represented by a Restricted Global Certificate is transferred to a person who takes a beneficial interest in an Unrestricted Global Certificate, or the reverse, the Paying Agent will annotate such Global Certificates to reflect (1) a decrease in the bonds evidenced by such Restricted Global Certificate or such Unrestricted Global Certificate, as the case may be, and (2) an increase in the bonds evidenced by such Unrestricted Global Certificate or such Restricted Global Certificate, as the case may be.

## MARKET INFORMATION

Our common shares into which the bonds may convert are listed on Euronext Amsterdam, and also on Euronext Brussels and the Luxembourg Stock Exchange. The principal trading market for our common shares is Euronext Amsterdam, where our common shares are a constituent of the AEX index of leading Netherlands-based stocks. Our 7% preferred shares are also listed on Euronext Amsterdam. Call options and put options relating to our common shares are traded on the options market of Euronext Amsterdam Derivatives Market N.V. Our common shares are in bearer form unless the holder explicitly or implicity states that he wishes to have shares in registered form. Application has been made to list the bonds on the Official Segment of the stock market of Euronext Amsterdam.

The following table sets out certain trading price information and the average daily trading volume of our common shares on Euronext Amsterdam for the periods indicated:

| | High | Low | Average Daily Volume |
|---|---|---|---|
| | Price[1] | | |
| | (in € per share except volumes) | | |
| **1998**[2] | | | |
| 1st Quarter | 32.35 | 23.51 | 1,134,373 |
| 2nd Quarter | 33.76 | 29.04 | 1,084,502 |
| 3rd Quarter | 39.34 | 30.99 | 1,217,818 |
| 4th Quarter | 33.58 | 24.14 | 1,356,338 |
| **1999** | | | |
| 1st Quarter | 39.00 | 32.40 | 1,395,023 |
| 2nd Quarter | 41.00 | 33.15 | 1,439,670 |
| 3rd Quarter | 40.35 | 31.55 | 1,322,620 |
| 4th Quarter | 52.31 | 30.37 | 1,900,012 |
| **2000** | | | |
| 1st Quarter | 78.30 | 45.28 | 2,891,062 |
| 2nd Quarter | 64.70 | 50.50 | 1,665,627 |
| 3rd Quarter | 63.45 | 53.95 | 2,156,709 |
| 4th Quarter | 58.60 | 47.45 | 1,884,255 |
| **2001** | | | |
| January | 58.45 | 50.85 | 2,300,697 |
| February | 56.75 | 46.10 | 2,146,426 |
| March | 50.10 | 39.29 | 3,733,611 |
| April | 46.85 | 37.75 | 3,172,734 |
| May (through May 14, 2001) | 48.95 | 44.88 | 3,796,365 |

*Source:* Euronext Amsterdam.

(1) High and low prices are recorded on a closing price basis.

(2) Amounts before January 1, 1999 have been converted from Dutch Guilders to euro at NLG2.20371 per euro and rounded to two decimal places.

The following graph reflects the trading price of our common shares on Euronext Amsterdam for the periods indicated:



90
80
70
60
50
40
30
20
10
0
Euros
1/1/1998
1/1/1999
1/1/2000
5/14/2001


*Source:* Datastream.

Past performance is not indicative of future performance.

## SERVICE OF PROCESS AND ENFORCEMENT OF CERTAIN FOREIGN JUDGMENTS

We are a public limited liability company incorporated under the laws of The Netherlands and substantially all of our assets are located outside the United States. In addition, most of the members of our Executive Board and all members of our Board of Supervisory Directors are residents of countries other than the United States. It may not be possible for holders of our common shares, or bonds to:

- effect service of process upon certain of our directors or officers and those of our subsidiaries or
- enforce judgments of courts of the United States predicated upon civil liability under the U.S. federal securities laws against such person in the courts of a foreign jurisdiction.

We have been advised by our Dutch legal advisors, Allen & Overy, that there is doubt as to the enforceability in The Netherlands against any of the person listed above in an original action or in an action for the enforcement of judgments of U.S. courts of civil liabilities predicated solely upon U.S. federal securities laws. As there is no treaty between the United States and The Netherlands providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards in civil and commercial matters), U.S. judgments would not be enforceable in The Netherlands. However, a final judgment for the payment of money obtained in a U.S. court, which is not subject to appeal or any other means of contest and is enforceable in the United States, would, in principle, under current practice be upheld by a Dutch court of competent jurisdiction when asked to render a judgement in accordance with that final judgment by a U.S. court, without substantive re-examination or re-litigation on the merits of the subject matter of that judgment, so long as the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and so long as (1) that judgment has been rendered by a court of competent jurisdiction and resulted from proceedings which are compatible with Dutch concepts of due process, (2) that judgment has not been rendered in proceedings of a penal or revenue nature, (3) that judgment, and its content and possible enforcement are not contrary to public policy or public order of The Netherlands, and (4) that judgment does not concern the recognition of punitive damages that bear no relationship to the amount of damages incurred.

## INDEPENDENT ACCOUNTANTS

The consolidated financial statements of VNU at and for each of the three years ended December 31, 2000, 1999 and 1998 included in this offering circular have been audited by Ernst & Young Accountants, independent public accountants, as indicated in their report appearing on page F-2, and have been so included in reliance upon the authority of that firm as experts in auditing and accounting in giving that report.

The consolidated financial statements of ACNielsen as of December 31, 2000 and 1999 and for each of the three years ended December 31, 2000, 1999 and 1998 included in this offering circular have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report appearing on page ACN-2 and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

## LEGAL MATTERS

Allen & Overy, London, England and Amsterdam, The Netherlands has advised us on various U.S. securities laws, U.S. federal taxation laws, English law and Dutch law matters in connection with this offering. Cleary, Gottlieb, Steen & Hamilton, London, England and Brussels, Belgium has passed upon various U.S. securities laws, U.S. federal taxation laws, English law and Dutch law matters regarding this offering for the managers.

## WHERE YOU CAN FIND MORE INFORMATION

We are exempt from the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, pursuant to Rule 12g3-2(b) under the Exchange Act and accordingly we furnish certain information to the SEC pursuant to Rule 12g3-2(b). Such information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. We are currently exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements.

For so long as any of the bonds offered hereby remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, if at any time we are neither subject to Section 13 or 15(d) under the Exchange Act nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, we will covenant for the benefit of holders, from time to time, of securities sold hereunder to furnish to any holder of such a security or to a prospective purchaser thereof designated by any such holder, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act upon written request of any such holder.

In addition, we will furnish the Trustee (as defined herein) with copies of our annual reports in English (or English language summaries thereof) and our annual audited consolidated financial statements. We will also furnish to the Trustee translations in English (or English-language summaries) of all reports, notices and communications that we provide to holders of common shares. Upon receipt thereof, the Trustee will make available and arrange, upon request by a record holder of bonds, for the prompt mailing of such reports, notices and communications (or English language summaries thereof) to that record holder.

## SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN DUTCH GAAP AND U.S. GAAP

The audited financial information of our company included in this offering circular is prepared and presented in accordance with accounting principles generally accepted in The Netherlands, or Dutch GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. Certain significant differences between Dutch GAAP and U.S. GAAP relevant to the financial information are summarized below based on the applicable accounting principles in 2000. Such summary should not be considered to be exhaustive. We have made no attempt to quantify the impact of those differences. Further, no attempt has been made to identify future differences between Dutch GAAP as applied by our company and U.S. GAAP as the result of prescribed changes in accounting standards. Regulatory bodies that promulgate Dutch GAAP and U.S. GAAP have significant projects ongoing that could affect future comparisons such as this one. Finally, no attempt has been made to identify all future differences between Dutch GAAP and U.S. GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

### Goodwill and Publishing Rights

Under Dutch GAAP, the excess of the purchase price over the net asset value of the acquired company, calculated using our accounting principles and taking into account the fair value of assets and liabilities, is recognized as goodwill. This goodwill could be charged directly to shareholders' equity. Commencing in 2001, goodwill can no longer be charged to shareholders' equity, but must be capitalized and amortized. As of January 1, 1998 we capitalize and amortize goodwill, but without retrospective effect in respect of the periods before 1998. In addition, under Dutch GAAP, our publishing rights are not amortized, whereas under U.S. GAAP, such publishing rights are treated as goodwill.

Under U.S. GAAP, goodwill is the excess of the purchase price over the fair value of the net assets and liabilities acquired. The purchase price has to be allocated to all identifiable assets and liabilities, including those that were not included in the acquired company's balance sheet (for example, developed technology acquired or patents). Goodwill is capitalized and amortized over its estimated useful life, not exceeding 40 years.

### Acquisition Accounting

Under Dutch GAAP certain items, such as integration costs incurred in the combined businesses' existing operations and the costs of commitments and developments in progress, may be provided as part of the purchase accounting adjustments on an acquisition. Under U.S. GAAP some of these items are only expensed when the costs are incurred.

### Computer Software Developed or Obtained for Internal Use

Under Dutch GAAP, all costs related to software developed for internal use can be expensed, including the internal costs to implement the acquired software. Production software used for the production of software for sale to third parties is capitalized by us and depreciated over its estimated useful life. We also capitalize software for internal use if the costs exceed a minimum limit. Other software is charged to operations as incurred.

U.S. GAAP requires the capitalization of certain costs for developing internal-use computer software if they meet the capitalization criteria. The software development project is divided into different stages: preliminary project stage, application development stage and post-implementation/ operation stage. Computer software costs that are incurred in the preliminary project stage and the post-implementation/operation stage should be expensed as incurred. Internal and external costs incurred during the application development stage should be capitalized.

### In-process Research and Development Costs

Under Dutch GAAP there are no requirements to recognize in-process research and development costs in the purchase price allocation. Under U.S. GAAP, in a purchase business combination, in process research and development costs have to be taken into account in the purchase price allocation.

Under Dutch GAAP, provisions can be made for risks existing on the balance sheet date concerning certain expected obligations or losses, in respect of which the amount can be reasonably estimated. Provisions can also be made for obligations and losses that exist on the balance sheet date that can be reasonably estimated as well as for expenses to be incurred in a subsequent financial year, provided that such expenses originated, at least partly, in the current or a preceding financial year. Commencing 2001, costs and other obligations need to be specified in detail and a legal or constructive obligation must exist before a provision can be made.

Under U.S. GAAP, accruals that can be reasonably estimated are only recorded when and to the extent it is probable that a loss has been incurred at the balance sheet date. General or unspecified business risks or probable future losses do not meet the conditions for accrual. Provisions are made under U.S. GAAP for restructuring costs which are directly associated with a plan to exit an activity (such as employee termination benefits and other restructuring costs), when certain specific requirements are met.

**Pensions and Early Retirement**

Under Dutch GAAP, pension obligations are determined using actuarial methods. No specific requirements exist in respect of the actuarial method and assumptions to be used. Under U.S. GAAP, pension expense and related liabilities are based on a specified methodology set forth in SFAS 87 that reflects the concepts of accrual accounting with amounts reflected in the income statement systematically over the service lives of the employees covered by the plan. Amounts charged to expense are typically different from the amounts funded.

**Post-retirement Benefits**

The costs of post-retirement healthcare benefits for retired employees are included in our consolidated financial statements in accordance with Dutch GAAP. U.S. GAAP, SFAS 106 "Employers Accounting for Post-retirement Benefits Other Than Pensions" requires employers to accrue for the expected costs of providing such post-retirement benefits during the years that the employee renders the necessary service.

**Deferred Taxation**

Under U.S. GAAP, deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS 109, "Accounting for Income Taxes". Under Dutch GAAP a more prudent approach for deferred taxation is applied.

**Foreign Currency Translation Adjustment at Sale of Business**

Under U.S. GAAP, at a sale or divestment of a foreign entity, the accumulated translation adjustments attributable to that foreign subsidiary, which have been recorded as a separate component of stockholders' equity, should be included in determining the gain or loss on the sale of that foreign subsidiary. Under Dutch GAAP this accounting treatment is optional.

**Debt Issuing Costs on Convertible Bonds**

Under Dutch GAAP these costs have been charged to additional paid-in capital in the year of origin of the debt. Under U.S. GAAP those costs have to be capitalized and amortized over the term of the relating debt.

**Stock Based Compensation**

SFAS 123: "Accounting for Stock Based Compensation" establishes a fair value based method of accounting for stock based compensation plans and encourages the recognition of the compensation costs on this basis in the income statement. Where the costs are not recognized the pro forma effect of the valuation method on net earnings must be disclosed. Under Dutch GAAP the compensation element is not required to be recognized in net earnings nor do pro forma results need to be disclosed.

Under Dutch GAAP, dividends not yet paid are permitted to be recorded in the year to which they relate even though they are not formally declared in that year. U.S. GAAP requires dividends to be recorded in the period in which they are formally declared.

### Extraordinary Items

Under Dutch GAAP, extraordinary items are defined as revenues and expenses not arising from the ordinary course of business. Under U.S. GAAP, the term "extraordinary item" is restricted to a charge or credit to income that must be material and both unusual in nature (*i.e.*, unrelated to our ordinary and typical activities) and infrequent in occurrence (*i.e.*, almost never expected to recur).

## OTHER INFORMATION

**Resolutions Regarding the Issuance and Listing of Offer Shares**

On April 17, 2001, the Executive Board, with approval of the Board of Supervisory Directors and of the meeting of holders of priority shares, passed a resolution regarding the issue and listing of the bonds offered hereby and the elimination of the pre-emptive rights of our holders of common shares.

**Documents for Inspection**

Our annual reports for 1998, 1999 and 2000, as well as the articles of association are available on request at our head office, Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands and at ABN AMRO Bank N.V., Herengracht 595, 1017 CE Amsterdam, The Netherlands. Our articles of association are an integral part of this offering circular. Our articles of association are available in Dutch and, for convenience only, are translated into English. Only the Dutch text is official and legally binding.

**Financial Position**

There have been no material adverse changes in our consolidated financial position since December 31, 2000 other than those referred to in this offering circular.

**Auditors' Report**

Ernst & Young Accountants has audited our annual accounts for the financial years 1998, 1999 and 2000. Arthur Andersen LLP has audited the annual accounts of ACNielsen for the financial years 1998, 1999 and 2000. Unqualified auditors' reports have been rendered for all of these accounts.

**Legal Proceedings**

You should read the section "Business—Legal Proceedings and Contingencies".

**Internal Code for the Prevention of Insider Trading**

We have adopted a policy on insider trading consistent with the Dutch laws and regulations concerning insider trading which were introduced on January 1, 1999.

**Liability**

We have issued a declaration of joint and several liability in accordance with article 403 Book 2 of the Dutch Civil Code for most of our subsidiaries in The Netherlands.

**Principal Paying and Conversion Agent**

Deutsche Bank AG London will act as principal paying and conversion agent for the bonds.

**Dividend Paying Agents**

Fortis Bank N.V. and ABN AMRO Bank N.V. have been designated as dividend paying agents for the common shares.

**Listing Agent**

Fortis Bank N.V. is listing agent for the common shares.

**Costs of Offering**

Costs to our company in connection with the offering are expected to be approximately €18,000,000.

**Website**

Our website address is www.vnu.com.

## PAYING AGENTS

The expected payment and closing date of the bonds is May 18, 2001.

Delivery of the bonds will be made in book entry form through the facilities of Euroclear and Clearstream in euro in immediately available funds.

The principal paying agent is Deutsche Bank AG London.

We will, as long as the bonds are admitted to Euronext Amsterdam, instruct at least one bank in The Netherlands to act as paying agent through which payment of interest and/or other measures relating to the bonds may be effected. The paying agent in The Netherlands is Deutsche Bank AG Amsterdam.

# CONSOLIDATED FINANCIAL STATEMENTS OF VNU N.V.

# INDEPENDENT AUDITORS' REPORT

## Introduction

We have audited the consolidated financial statements of VNU N.V., Haarlem, for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

The financial statements of VNU N.V. for the years ended December 31, 2000, 1999 and 1998 and notes thereto, included in the offering circular on pages F-3 to F-26, are derived from these financial statements.

## Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

## Opinion

In our opinion, the financial statements appearing in the offering circular are in agreement with the consolidated financial statements of VNU N.V. for the years ended December 31, 2000, 1999 and 1998 in all material respects. We have expressed unqualified auditors' opinions on these financial statements dated March 13, 2001, March 14, 2000 and March 16, 1999.

Amsterdam, May 15, 2001

Ernst & Young Accountants

## CONSOLIDATED BALANCE SHEET AFTER PROFIT APPROPRIATION

*(€ in 1,000)*

| | at December 31, 2000 | 1999 | 1998 |
|---|---|---|---|
| **Fixed assets** | | | |
| Intangible assets | 6,581,944 | 5,529,298 | 2,483,570 |
| Property, plant and equipment | 303,790 | 264,434 | 209,154 |
| Long-term financial assets | 168,845 | 244,762 | 67,020 |
| | 7,054,579 | 6,038,494 | 2,759,744 |
| **Current assets** | | | |
| Inventories | 95,975 | 81,352 | 74,036 |
| Accounts receivable and other current assets | 1,113,985 | 905,453 | 650,441 |
| Cash and cash equivalents | 602,422 | 616,524 | 325,381 |
| | 1,812,382 | 1,603,329 | 1,049,858 |
| Current liabilities | 1,943,291 | 2,987,447 | 1,137,039 |
| Working capital | (130,909) | (1,384,118) | (87,181) |
| Capital to be financed | 6,923,670 | 4,654,376 | 2,672,563 |
| **Non-current liabilities** | | | |
| Debenture loans and private placements | 1,771,634 | 1,358,241 | 1,359,239 |
| Other long-term liabilities | 231,219 | 318,470 | 80,968 |
| | 2,002,853 | 1,676,711 | 1,440,207 |
| Provisions for liabilities and charges | 173,498 | 148,523 | 69,030 |
| Subordinated loans | 831,984 | 832,223 | 567,226 |
| Minority interests | 168,321 | 162,593 | 17,734 |
| **Shareholders' equity** | | | |
| Capital stock | 49,762 | 45,137 | 44,437 |
| Additional paid-in capital | 2,050,466 | 1,083,821 | 92,470 |
| Retained earnings | 1,646,786 | 705,368 | 441,459 |
| | 3,747,014 | 1,834,326 | 578,366 |
| Financing capital | 6,923,670 | 4,654,376 | 2,672,563 |

The notes form an integral part of these Consolidated Financial Statements

## CONSOLIDATED STATEMENT OF EARNINGS

*(€ in 1,000)*

| | Years ended December 31, | | |
|---|---|---|---|
| | 2000 | 1999 | 1998 |
| Net revenues | 3,384,560 | 2,809,151 | 2,426,631 |
| Raw materials | 605,368 | 507,004 | 514,052 |
| Purchased services | 303,555 | 331,910 | 282,942 |
| Personnel costs | 1,121,073 | 890,402 | 724,920 |
| Depreciation of property, plant and equipment | 86,320 | 64,881 | 55,257 |
| Other operating expenses | 567,394 | 444,975 | 376,077 |
| Total operating costs and expenses | 2,683,710 | 2,239,172 | 1,953,248 |
| Operating income | 700,850 | 569,979 | 473,383 |
| Equity in operating income of non-consolidated subsidiaries | 28,586 | 34,511 | 17,785 |
| Total operating income before goodwill amortization | 729,436 | 604,490 | 491,168 |
| Goodwill amortization | (185,562) | (73,477) | (39,133) |
| Operating income after goodwill amortization | 543,874 | 531,013 | 452,035 |
| Interest income | 51,698 | 20,775 | 22,287 |
| Interest expense | (192,659) | (134,917) | (102,229) |
| Results from financial income and expense | (140,961) | (114,142) | (79,942) |
| Earnings from ordinary activities before income taxes | 402,913 | 416,871 | 372,093 |
| Income taxes | (161,881) | (148,981) | (129,768) |
| Earnings from ordinary activities after income taxes | 241,032 | 267,890 | 242,325 |
| Minority interests | (19,176) | (21,177) | (9,821) |
| Earnings from ordinary activities after income taxes and minority interests | 221,856 | 246,713 | 232,504 |
| Extraordinary items before income taxes | 577,183 | (1,785) | 18,214 |
| Income taxes | — | — | — |
| Extraordinary items after income taxes | 577,183 | (1,785) | 18,214 |
| Net earnings | 799,039 | 244,928 | 250,718 |
| **Per Common Share** | | | |
| Earnings before amortization of goodwill and extraordinary items | 1.78 | 1.65 | 1.43 |
| Earnings before extraordinary items | 0.96 | 1.27 | 1.23 |

The notes form an integral part of these Consolidated Financial Statements

## CONSOLIDATED STATEMENT OF CASH FLOW

*(€ in 1,000)*

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2000 | 1999 | 1998 |
| Operating income of consolidated subsidiaries after goodwill amortization | 516,663 | 496,502 | 434,250 |
| Adjustments for: | | | |
| Depreciation of property, plant and equipment | 86,320 | 64,881 | 55,257 |
| Goodwill amortization consolidated subsidiaries | 184,187 | 73,477 | 39,133 |
| Change in provisions and other long-term liabilities | (44,364) | (28,285) | (12,248) |
| Change in accounts receivable and other current assets | (142,422) | (86,434) | (51,199) |
| Change in inventories | (12,822) | (6,372) | (9,497) |
| Change in current liabilities | 122,834 | 16,385 | 75,888 |
| Change in working capital items | (32,410) | (76,421) | 15,192 |
| Cash flow from operations of consolidated subsidiaries | 710,396 | 530,154 | 531,584 |
| Interest received | 43,621 | 20,639 | 20,904 |
| Dividends received from non-consolidated subsidiaries | 16,389 | 14,119 | 8,997 |
| Interest paid | (178,013) | (122,962) | (85,769) |
| Income taxes paid | (63,952) | (97,325) | (104,136) |
| | (181,955) | (185,529) | (160,004) |
| Cash flow from operational activities | 528,441 | 344,625 | 371,580 |
| Acquisitions of consolidated and non-consolidated subsidiaries | (1,007,043) | (2,353,975) | (2,213,381) |
| Divestitures of consolidated and non-consolidated subsidiaries | 849,283 | 42,343 | 133,616 |
| Net investment in property, plant and equipment | (153,488) | (66,056) | (49,732) |
| Net investment in long-term financial assets | (7,185) | (7,645) | (58) |
| Cash flow from investment activities | (318,433) | (2,385,333) | (2,129,555) |
| Proceeds from long- and short-term debt | 919,315 | 1,759,101 | 2,145,010 |
| Repayment of long- and short-term debt | (1,968,596) | (240,874) | (132,622) |
| Proceeds from share issuance | 947,646 | 955,236 | 4,728 |
| Dividends paid | (65,597) | (82,708) | (64,969) |
| Cash flow from financing activities | (167,232) | 2,390,755 | 1,952,147 |
| Net cash flow | 42,776 | 350,047 | 194,172 |
| Foreign currency differences and other changes | (56,878) | (58,904) | 837 |
| Change in cash and cash equivalents | (14,102) | 291,143 | 195,009 |
| Free cash flow | 309,356 | 195,861 | 256,879 |

The notes form an integral part of these Consolidated Financial Statements

### Statutory financial statements

Statutory financial statements, along with the unqualified opinion thereon by the company's auditors, are filed with the Trade Registry in Haarlem, The Netherlands.

All financial statements included in the accompanying annual report are consolidated.

### Accounting policies

Accounting policies have not changed in the years 1999 and 2000. In order to comply with international accounting principles, effective January 1, 1998, VNU capitalizes goodwill and amortizes it on a straight line basis over the estimated useful life of the acquired assets which is not to exceed forty years. In prior years, goodwill was charged to shareholders' equity and was not capitalized.

### Principles of consolidation

The consolidated financial statements include the accounts of the company and all of its more than 50% owned subsidiaries. The consolidated financial statements reflect the assets and liabilities and results of these companies at 100%. Minority interests are recorded separately in the consolidated balance sheet and statement of earnings. The company's 50% owned subsidiaries are consolidated proportionally.

### Foreign currency translation

Assets and liabilities in currencies other than euro are translated at the prevailing exchange rates at December 31. Currency gains and losses on equity investments in foreign subsidiaries and the related foreign currency borrowings are reflected in retained earnings. Currency differences on other items are reflected in earnings.

The statement of earnings of subsidiaries reporting in foreign currencies are translated at the weighted average rates of exchange during the year under review.

The balance sheet items of these subsidiaries are translated at year-end exchange rates. As a result, the differences of these exchange rates on the statement of earnings are reflected in retained earnings.

### Accounting principles for the consolidated balance sheet

### Publishing rights

The costs of acquired publishing rights are, when they exceed a certain amount, capitalized at a value attributed to those publishing rights based upon the profitability of the project. Such capitalized amounts cannot be in excess of their acquisition costs.

Publishing rights which do not decline in value either because of use or the passage of time are not amortized. Publishing rights whose useful life is determined to be limited, are amortized on a straight-line basis over their respective useful lives. In connection with the recoverability of the book value of goodwill, publishing rights are evaluated at least annually, using consistently applied principles. Any fundamental decline in the value of publishing rights is charged to operations as an amortization expense, in the year so determined.

Publishing rights can be included in VNU's share in the net assets' value of non-consolidated subsidiaries.

### Goodwill

Goodwill represents the difference between the costs of acquisition of an enterprise and the current value of identifiable assets less identifiable liabilities acquired. Assets may include publishing rights not previously capitalized by the enterprise and liabilities may include provisions considered necessary for reorganizations. Goodwill is capitalized and amortized on a straight-line basis over the estimated useful life of the business acquired, not to exceed 40 years.

Periodically and in connection with the evaluation of the book value of publishing rights, a reassessment is made on the basis of the actual income and expectations of future income. Book value of goodwill items, which are amortized in a period of more than twenty years, is evaluated at least annually, using consistently applied principles.

If and to the extent that a permanent diminution in value occurs, it is charged to the statement of earnings.

Tax benefits related to the amortization of goodwill are recognized in the statement of earnings.

**Property, plant and equipment**

Property, plant and equipment, including items on order, are reflected at historical cost and are depreciated on this basis in accordance with straight-line depreciation over their estimated useful life (except items on order).

Property, plant and equipment not used in the production process are valued at the lower of cost or market. Production software used for the production of software for sale to third parties is capitalized and depreciated over its estimated useful life. Software for internal use is also capitalized if the costs exceed a minimum limit. Other software is charged to operations as incurred.

**Non-consolidated subsidiaries**

Equity in and advances to non-consolidated subsidiaries in which VNU can exercise operating control are reflected at their net asset value as adjusted to conform with VNU's accounting policies. Non-consolidated subsidiaries in which VNU cannot exercise operating control including investments in venture capital funds, are valued at the lower of cost or market.

**Inventories**

Inventories are stated at historical cost, after deducting provisions for obsolescence or expected future losses. Work-in-progress includes direct and indirect costs relating to telephone, professional and business directories prior to their publication date.

**Accounts receivable and other current assets**

Accounts receivable are reflected net of provisions for doubtful accounts and estimated sales returns. Included in accounts receivable and other current assets are deferred tax assets. Future tax benefits resulting from the utilization of net operating loss carryforwards are reflected as a deferred tax asset, if considered realizable in the forseeable future. Tax benefits relating to income tax amortization of intangible assets and goodwill, which were charged against retained earnings in the financial statements through 1997 will be treated in the same manner.

**Non-current liabilities**

Non-current liabilities are recorded at face value. The portion of non-current liabilities maturing within one year is included in current liabilities.

**Provision for pension liabilities**

An actuarial calculation using a 4% discount rate is applied.

**Provision for deferred income taxes**

Deferred income taxes are provided for timing differences in the valuation of assets and liabilities for financial statement and income tax purposes. Such provisions are established at current income tax rates.

The provision for deferred income taxes also includes a provision for certain tax exposures.

### Other assets and liabilities

All other assets and liabilities not previously mentioned, are stated at historical cost. If required, provisions have been deducted from the assets' value.

### Accounting principles for the consolidated statement of earnings

### Revenue recognition

Revenues are recognized when goods are shipped or services are provided to the customer.

### Net revenues

Revenues are reflected net of sales discounts, returns and value-added taxes.

### Raw materials

Costs of raw materials and the purchased cost of finished goods are determined based upon historical cost.

### Social insurance employee benefits

Included in social insurance employee benefits are pension costs. Most of the Dutch companies' employees participate in the foundation "Stichting Pensioenfonds VNU". The obligations for VNU's pension plan are maintained by an insurance company. Interest earned on the invested actuarial reserve in excess of 4% flows back to the company, thereby reducing pension costs by an amount equal to the normal discount that the insurance industry grants its customers. A deviation from this normal discount is reflected as interest income or interest expense.

In addition, a significant number of other pension plans are in existence at various subsidiaries.

### Development costs

Costs incurred to develop new products are charged to earnings.

### Depreciation

Property, plant and equipment are recorded at historical cost. Depreciation is provided on the straight-line method over the assets' estimated useful life. Property, plant and equipment on order are not depreciated.

Depreciation percentages for the most significant asset categories are as follows:

| | in % |
|---|---|
| Industrial buildings | 2½–4 |
| Office buildings | 2 |
| Machinery and equipment | 10–20 |
| Office machinery and equipment | 10–33⅓ |
| Cars | 25–33⅓ |
| Software | 25–50 |

### Equity in operating income of non-consolidated subsidiaries

VNU's share in operating income of non-consolidated subsidiaries in which the company can exercise operating control and for which equity accounting on the basis of VNU's accounting policies is applied, is presented separately below operating income. Interest income, interest expense, income taxes and the extraordinary items of these subsidiaries are included in the related categories in the statement of earnings.

For non-consolidated subsidiaries, including investments in venture capital funds which are valued at the lower of cost or market, only dividends received are reflected.

### Goodwill amortization

Goodwill on acquired activities is amortized on a straight-line basis for a period not to exceed 40 years. Amortization periods depend on the expected financial development of the particular entity. Currently, the maximum amortization period is not in excess of 30 years.

### Income taxes

Income taxes are computed on pre-tax earnings based upon the consolidated statement of earnings using various tax rates in effect in different countries. Differences between deferred tax assets and the realization of such assets are reflected in the income tax provision in the consolidated statement of earnings.

### Extraordinary items

Non-recurring items of significant magnitude not generated by VNU's ordinary activities are reflected under this heading.

### Accounting principles for the consolidated statement of cash flow

### Acquisitions of consolidated and non-consolidated subsidiaries

Payments related to acquisitions and non-consolidated subsidiaries (including payments relating to changes in financing) are reflected under this heading. Cash and cash equivalents available at the time of acquisition are deducted from these payments.

### Divestitures of consolidated and non-consolidated subsidiaries

The proceeds from the divestiture of consolidated and non-consolidated subsidiaries (including receipts relating to changes in financing) are reflected under this heading. Cash and cash equivalents available at the time of divestiture are deducted from the proceeds.

### Dividends paid

Reflected on this line item are the final dividends paid from the prior year plus the interim dividends paid in the current reporting year.

### Free cash flow

Free cash flow consists of cash flow from operational activities, reduced by net investment in property, plant and equipment and dividends paid.

### Explanatory Notes to the Consolidated Balance Sheet

### Deconsolidation

In light of the sale to Wegener, the December 31, 1999 balance sheet of VNU Newspapers has not been consolidated, but reflected as a non-consolidated subsidiary.

Intangible assets

Publishing rights

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 1,954,216 | 1,205,495 | 331,602 |
| Additions | 306,284 | 766,498 | 868,081 |
| Book value of dispositions | (9,051) | — | — |
| Foreign currency rate differences | 81,529 | 50,290 | 5,812 |
| Deconsolidations | (26,444) | (68,067) | — |
| Balance at December 31 | 2,306,534 | 1,954,216 | 1,205,495 |

Included in the net asset value of non-consolidated subsidiaries are publishing rights. VNU's share approximates EUR 34 million at the end of 2000 (1999: EUR 75 million; 1998: EUR 3 million).

Goodwill

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 3,575,082 | 1,278,075 | — |
| Additions | 693,242 | 2,241,307 | 1,322,634 |
| Book value of dispositions | (3,172) | — | — |
| Amortization | (184,187) | (73,477) | (39,133) |
| Foreign currency rate differences | 194,445 | 130,274 | (5,426) |
| Deconsolidations | — | (1,097) | — |
| Balance at December 31 | 4,275,410 | 3,575,082 | 1,278,075 |
| Accumulated amortization | 297,887 | 112,953 | 39,133 |

For the period 1980 through 1997, a net of approximately EUR 900 million (balance as at December 31, 2000) was charged to retained earnings, after deducting tax benefits on acquisitions and goodwill related to the sale of previous acquisitions. Effective in 1998, goodwill related to acquisitions is capitalized and amortized up to a maximum of 40 years.

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| Total intangible assets | 6,581,944 | 5,529,298 | 2,483,570 |

**Property, plant and equipment**

| (€ in 1,000) | Land and buildings | Machinery and equipment | Other tangible assets | Tangible assets in progress or on order | Tangible assets not used in production | Total |
|---|---|---|---|---|---|---|
| Book value at January 1, 1998 | 60,710 | 87,622 | 42,138 | 3,603 | 795 | 194,868 |
| Additions | 13,528 | 23,346 | 38,336 | 1,063 | — | 76,273 |
| Book value of dispositions | (2,660) | (693) | (1,424) | — | (394) | (5,171) |
| Depreciation | (5,315) | (24,180) | (25,749) | — | (13) | (55,257) |
| Foreign currency rate differences | (255) | (834) | (453) | (1) | (16) | (1,559) |
| Book value at December 31, 1998 | 66,008 | 85,261 | 52,848 | 4,665 | 372 | 209,154 |
| Accumulated depreciation | 55,955 | 172,086 | 110,670 | — | 2,717 | 341,428 |
| Insured value (excluding land and foundations) | 97,563 | 370,285 | 235,058 | — | — | 702,906 |
| Book value at January 1, 1999 | 66,008 | 85,261 | 52,848 | 4,665 | 372 | 209,154 |
| Additions | 22,629 | 27,505 | 168,693 | — | 3,882 | 222,709 |
| Book value of dispositions | (1,055) | — | (1,071) | (3,011) | 84 | (5,053) |
| Depreciation | (7,128) | (19,549) | (38,096) | — | (108) | (64,881) |
| Foreign currency rate differences | 1,160 | 3,521 | 1,754 | — | 45 | 6,480 |
| Deconsolidation VNU Newspapers | (39,924) | (51,057) | (11,326) | (1,654) | (14) | (103,975) |
| Book value at December 31, 1999 | 41,690 | 45,681 | 172,802 | — | 4,261 | 264,434 |
| Accumulated depreciation | 37,029 | 101,811 | 272,689 | — | 2,532 | 414,061 |
| Insured value (excluding land and foundations) | 34,548 | 127,727 | 383,237 | — | — | 545,512 |
| Book value at January 1, 2000 | 41,690 | 45,681 | 172,802 | — | 4,261 | 264,434 |
| Additions | 30,216 | 20,397 | 95,184 | 8,498 | — | 154,295 |
| Book value of dispositions | (6,015) | (5,940) | (30,643) | — | — | (42,598) |
| Depreciation | (7,413) | (14,867) | (63,984) | — | (56) | (86,320) |
| Foreign currency rate differences | 1,872 | 3,033 | 8,721 | — | 353 | 13,979 |
| Book value at December 31, 2000 | 60,350 | 48,304 | 182,080 | 8,498 | 4,558 | 303,790 |
| Accumulated depreciation | 36,308 | 88,973 | 293,430 | — | 71 | 418,782 |
| Insured value (excluding land and foundations) | 36,140 | 99,968 | 346,199 | — | — | 482,307 |

### Long-term financial assets

#### Investment in non-consolidated subsidiaries

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| **Share in equity or cost basis** | | | |
| Balance at January 1 | 229,599 | 52,383 | 160,147 |
| Acquisitions, dispositions, consolidations and deconsolidations | (83,981) | 166,190 | (108,286) |
| VNU's share in net earnings of subsidiaries | 17,181 | 22,997 | 10,125 |
| Dividends received | (16,389) | (14,119) | (8,997) |
| Foreign currency rate differences | (230) | 2,148 | (606) |
| Balance at December 31 | 146,180 | 229,599 | 52,383 |
| **Advances** | | | |
| Balance at January 1 | 2,918 | 7,760 | 7,380 |
| Changes | 1,730 | (4,842) | 380 |
| Balance at December 31 | 4,648 | 2,918 | 7,760 |
| Total investment in non-consolidated subsidiaries | 150,828 | 232,517 | 60,143 |

An important part of "acquisitions, dispositions, consolidations and deconsolidations" in 1999 and 2000 is caused by the deconsolidation of the balance sheet of VNU Newspapers and the sale to Wegener, respectively.

#### Loans outstanding

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 12,245 | 6,877 | 6,805 |
| Changes | 5,772 | 5,368 | 72 |
| Balance at December 31 | 18,017 | 12,245 | 6,877 |
| Total long-term financial assets | 168,845 | 244,762 | 67,020 |

### Inventories

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Raw materials and supplies | 17,573 | 11,804 | 12,184 |
| Work-in-process and projects | 52,628 | 45,903 | 34,082 |
| Finished goods | 25,774 | 23,645 | 27,770 |
| Balance at December 31 | 95,975 | 81,352 | 74,036 |

### Accounts receivable and other current assets

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Accounts receivable from advertising sales | 376,764 | 293,786 | 289,163 |
| Other trade receivables | 328,337 | 269,265 | 225,302 |
| Advance payments | 6,878 | 5,530 | 11,044 |
| Deferred tax assets | 111,367 | 103,650 | 24,484 |
| Other receivables | 228,562 | 188,497 | 64,095 |
| Prepaid expenses | 62,077 | 44,725 | 36,353 |
| Balance at December 31 | 1,113,985 | 905,453 | 650,441 |

Future tax benefits resulting from the utilization of net operating loss carryforwards are reflected as a deferred tax asset, if considered realizable in the forseeable future. Included in the balance at

December 31, 2000 is approximately EUR 60 million (1999: EUR 45 million) of tax benefits which are expected to be utilized within the next year.

**Cash and cash equivalents**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Cash and cash equivalents | 510,518 | 442,252 | 253,641 |
| Time deposits | 91,904 | 174,272 | 71,740 |
| Balance at December 31 | 602,422 | 616,524 | 325,381 |

The remaining duration of time deposits approximates 1 month. VNU cannot utilize cash amounting to EUR 359 million (included in the balance at December 31, 2000), which relates to an American consolidated subsidiary.

**Current liabilities**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Trade accounts payable | 239,727 | 184,842 | 281,845 |
| Taxes and social premiums | 218,022 | 119,197 | 104,260 |
| Pension premiums | 4,189 | 8,141 | 2,400 |
| Personnel costs | 85,207 | 71,877 | 65,309 |
| Interest payable | 54,039 | 40,677 | 34,829 |
| Dividends payable | 94,416 | 81,460 | 61,694 |
| Prepayments received | 318,424 | 150,434 | 141,153 |
| Current portion of long-term debt | 505,092 | 1,898,031 | 308,282 |
| Other current liabilities | 424,175 | 432,788 | 137,267 |
| Balance at December 31 | 1,943,291 | 2,987,447 | 1,137,039 |

The decrease of the current portion of long-term debt in 2000 is due to the repayment of the Credit Facility related to the financing of the Nielsen Media Research acquisition. The balance of this Credit Facility of EUR 1,443 million was included in the current portion of long-term debt as at December 31, 1999.

The only interest bearing item is the current portion of long-term debt.

Non-current liabilities

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| — Syndicated bank loan, originally NLG 2,750 million with a floating interest rate, of which NLG 2,000 million has been swapped with a fixed semi-annual interest rate of 4.61%, and NLG 750 million continues with a floating interest rate based on 6 month EURIBOR. On both the fixed and the floating interest rates a surcharge in the range of 20 to 35 basis points applies. The effective floating interest rate amounts to 4.90% until June 15, 2001 (including the surcharge). The balance of the loan is redeemed in 9 semi-annual payments, next redemption on June 15, 2001 | 623,948 | 802,218 | 980,490 |
| — 5.50% debenture loan of NLG 600 million, due in 2008 | 272,268 | 272,268 | 272,268 |
| — 7.60% debenture loan, USD 150 million, due in 2009 | 161,205 | 148,679 | — |
| — 6.48% private placements of originally NLG 75 million, due 2001-2003 | 13,613 | 20,420 | 27,227 |
| — Bank loan, GBP 10 million, 6 month LIBOR + 30 basis points, effective interest rate 5.59% until January 18, 2000, due in 2000 | — | — | 14,158 |
| — 7.73% debenture loan, GBP 60 million, due in 2003 | 95,022 | 65,096 | 65,096 |
| — 7.28% bank loan, USD 25 million, due in 2003 | 26,868 | 24,780 | — |
| — 6.26% bank loan, USD 25 million, due in 2001 | — | 24,780 | — |
| — Syndicated bank loan, originally HUF 11,045 million with an interest rate based on 3 month BUBOR. The balance of the loan is redeemed in 13 semi-annual payments, next redemption on March 24, 2001 | 38,782 | — | — |
| — Bank loan, EUR 42.4 million, with a floating interest rate based on 6 month EURIBOR, due in 2004 | 42,400 | — | — |
| — 6.63% debenture loan, EUR 500 million, swapped to USD 446.6 million with a fixed interest rate of 8.86%, due in 2007 | 480,016 | — | — |
| — Other debt | 17,512 | — | — |
| Total debenture loans and private placements | 1,771,634 | 1,358,241 | 1,359,239 |
| Other long-term liabilities | 231,219 | 318,470 | 80,968 |
| Balance at December 31 | 2,002,853 | 1,676,711 | 1,440,207 |

During the coming years the following redemptions of the above mentioned loans will occur: in 2001: EUR 217 million; in 2002: EUR 191 million; in 2003: EUR 191 million; in 2004: EUR 324 million and after 2004: EUR 1,066 million. Redemptions of the subordinated loans are not included.

Multi-year and multi-currency standby bank facilities of EUR 227 million were executed with several banks. At December 31, 2000, a total of USD 190 million was drawn. Included in current liabilities is the portion of long-term debt maturing in 2001.

All non-current liabilities are unsecured.

Related to the syndicated bank loan, which originally amounted to NLG 2,750 million, a special minimum interest coverage ratio of 3:1 has been agreed with our lenders. This interest coverage ratio is calculated by dividing total operating income before goodwill amortization and depreciation of property, plant and equipment by the balance of interest expense and interest income. In this calculation, our share of operating income of non-consolidated subsidiaries cannot be more than 10%

of operating income of consolidated subsidiaries. In 2000, this interest coverage ratio amounted to 5.8:1.

Various loan agreements up to a total of EUR 20 million (1999: EUR 139 million), including EUR 7 million (1999: EUR 23 million) within current liabilities, may require that new loans cannot be issued without the prior consent of the debtholders when, as a result of a new loan, long-term liabilities would exceed guarantee capital by more than 50%.

Guarantee capital includes shareholders' equity, subordinated loans and the provision for deferred income taxes.

Long-term liabilities contain non-current liabilities (excluding subordinated loans) and provisions for liabilities and charges (except for the provision for deferred income taxes). At December 31, 2000, guarantee capital was EUR 4,714 million (1999: EUR 2,784 million and 1998: EUR 1,194 million) and long-term liabilities were EUR 2,042 million (1999: EUR 1,708 million and 1998: EUR 1,461 million).

### Provisions for liabilities and charges

#### Provision for pension liabilities

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 31,485 | 20,790 | 16,249 |
| Changes | 7,493 | 10,695 | 4,541 |
| Balance at December 31 | 38,978 | 31,485 | 20,790 |

The current portion of pension liabilities amounting to approximately EUR 6 million has been included in current liabilities.

#### Provision for deferred income taxes

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 117,038 | 48,240 | 17,910 |
| Changes | 17,482 | 68,798 | 30,330 |
| Balance at December 31 | 134,520 | 117,038 | 48,240 |
| Nearly all deferred tax liabilities are non-current. | | | |
| Total provisions for liabilities and charges | 173,498 | 148,523 | 69,030 |

### Subordinated loans

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| — 2.75% convertible subordinated debenture loan, originally NLG 750 million, due April 2005 | 340,102 | 340,333 | 340,336 |
| — 5.55% subordinated private placement, NLG 500 million, due 2004-2008 | 226,890 | 226,890 | 226,890 |
| — 1.75% convertible subordinated debenture loan, originally EUR 265 million, due November 2004 | 264,992 | 265,000 | — |
| Balance at December 31 | 831,984 | 832,223 | 567,226 |

In 1998, a NLG 750 million (EUR 340 million) convertible subordinated debenture loan was issued. The conversion features permit the holders to convert the debenture loan into common shares of VNU N.V. with a nominal value of EUR 0.20 per share at a conversion price of EUR 41.35. Upon the exercise of conversion rights by a debenture holder, in lieu of delivery of common shares, VNU can also pay to the debenture holder the equivalent in cash. At any time after April 15, 2001, VNU has the right to redeem the outstanding debentures, if the closing price of the common shares for twenty trading days within a period of thirty consecutive trading days has been at least 130% of the conversion price.

The 5.55% subordinated private placement will be redeemed in five annual payments, of which the first redemption is due in 2004.

In 1999, an EUR 265 million convertible subordinated debenture loan was issued. The conversion features permit the holders to convert the debenture loan into common shares of VNU N.V. with a nominal value of EUR 0.20 per share at a conversion price of EUR 41.88. After November 15, 2002, VNU has the right to redeem the outstanding debentures, if the closing price of the common shares for twenty trading days within a period of thirty consecutive trading days has been at least 130% of the conversion price.(1)

### Capital stock and additional paid-in capital

Information about the size and composition of the company's capital stock and additional paid-in capital is provided in the explanatory notes to the statutory accounts. In addition, information about the number of options owned by VNU senior management and key executives is also provided.

### Retained earnings

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 705,368 | 441,459 | 270,611 |
| Change in goodwill related to divestitures | 33,845 | 5,919 | 5,223 |
| Foreign currency rate differences | 211,488 | 153,049 | (161) |
| Exercise of stock dividend option | 42,633 | — | — |
| Increase change in value of treasury shares | 272 | 705 | 48 |
| Other changes | (21,446) | (38,402) | (3,049) |
| Additions relating to proposed appropriation of net earnings | 674,626 | 142,638 | 168,787 |
| Balance at December 31 | 1,646,786 | 705,368 | 441,459 |

The proposal regarding appropriation of net earnings assumes dividends on common shares are fully paid in cash.

### Contingent liabilities

This item, totaling EUR 26 million (1999: EUR 25 million and 1998: EUR 32 million), is not recorded on the consolidated balance sheet. It consists of guarantees provided on behalf of non-consolidated subsidiaries or third parties.

Annual rent commitments amount to EUR 80 million, average term of which is 8.2 years. (1999: EUR 69 million and 1998: EUR 40 million). The largest individual annual rent commitment amounts to EUR 13 million (1999: EUR 12 million and 1998: EUR 4 million) and expires in 2015.

As a result of previous acquisitions, VNU has obligations to acquire third-party interests in subsidiaries in which VNU already owns a majority or minority interest. These acquisitions must be completed before certain future dates. In most cases the acquisition price depends on future earnings or cash flow of the companies in which additional interests will be acquired.

(1) On February 26, 2001, we announced our decision to exercise the early redemption option on our NLG 750 million, aggregate principal amount of 2.75% convertible subordinated bonds due 2005, effective on April 17, 2001.

VNU has long-term printing contracts for its magazines with Roto Smeets De Boer.

## Explanatory Notes to the Consolidated Statement of Earnings

### Net revenues

| (€ in 1,000) | 2000 | in % | 1999 | in % | 1998 | in % |
|---|---|---|---|---|---|---|
| Circulation | 535,461 | 15.8 | 594,630 | 21.2 | 570,028 | 23.5 |
| Advertising* | 1,251,666 | 37.0 | 1,284,370 | 45.7 | 1,145,350 | 47.2 |
| Database Services | 1,015,576 | 30.0 | 528,302 | 18.8 | 378,245 | 15.6 |
| Trade Shows | 110,846 | 3.3 | 47,794 | 1,7 | — | — |
| Distribution | 133,430 | 3.9 | 134,034 | 4.8 | 127,829 | 5.3 |
| Miscellaneous | 337,581 | 10.0 | 220,021 | 7.8 | 205,179 | 8.4 |
| Total | 3,384,560 | 100.0 | 2,809,151 | 100.0 | 2,426,631 | 100.0 |

* Includes recruitment advertising of EUR 107 million in 2000 (1999: EUR 165 million and 1998: EUR 158 million).

Circulation includes revenues of magazines and trade periodicals published by VNU (in 1999 and 1998, also newspapers). Sales of products purchased from third-parties are reflected in distribution revenues. Miscellaneous in 2000, included, amongst other items, book gains related to the sale of subsidiaries.

### Geographical breakdown of revenues

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| The Netherlands | 28 | 44 | 48 |
| United States | 46 | 30 | 25 |
| Belgium | 11 | 13 | 12 |
| United Kingdom | 6 | 6 | 7 |
| Other countries | 9 | 7 | 8 |
| Total | 100% | 100% | 100% |

### Personnel costs

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Wages and salaries | 800,309 | 658,711 | 570,555 |
| Social insurance employee benefits | 169,854 | 153,492 | 99,062 |
| Other personnel costs | 150,910 | 78,199 | 55,303 |
| Total | 1,121,073 | 890,402 | 724,920 |

Pension costs included in social insurance employee benefits amounted to EUR 38 million in 2000, EUR 37 million in 1999 and EUR 26 million in 1998.

### Number of employees

The average weighted number of full-time employees was 18,720 in 2000, 14,591 in 1999 and 12.059 in 1998.

### Income taxes

VNU has approximately EUR 1,300 million (1999: more than EUR 900 million and 1998: more than EUR 450 million) of net operating loss carryforwards and the remaining carrying value of intangible assets, which are amortized for tax purposes and not reflected in the accompanying financial

statements. Potential income tax benefits generated from these items will predominantly be reflected in future statement of earnings and to a lesser degree in shareholders' equity.

**Extraordinary items**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Extraordinary items | 577,183 | (1,785) | 18,214 |
| Income taxes | — | — | — |
| Extraordinary items after income taxes | 577,183 | (1,785) | 18,214 |

The extraordinary items in 2000 relate to the book gain due to sale of VNU Newspapers to Wegener.

Effective 2000, only one-time gains and losses of considerable size, which are no part of the companies recurring operations, are reflected as an extraordinary item. In 1999, extraordinary items included a book gain on the sale of approximately 10% of the shares in Scoot.com as well as a provision for the write-down of our investment in two Internet venture capital funds. In 1998, extraordinary items related to a book gain as a result of the divestiture of subsidiaries as well as a write-down of the interest of approximately 10% in Scoot.com.

**Earnings from proportionally consolidated 50% owned subsidiaries**

In the consolidated statement of earnings the following have been included for our 50% owned proportionally consolidated subsidiaries.

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Net revenues | 86,949 | 40,856 | 45,306 |
| Total operating income before goodwill amortization | (8,613) | 3,056 | (3,843) |
| Goodwill amortization | (2,940) | (437) | — |
| Operating income after goodwill amortization | (11,553) | 2,619 | (3,843) |
| Interest income | 580 | 116 | 256 |
| Interest expense | (2,963) | (404) | (82) |
| Results from financial income and expense | (2,383) | (288) | 174 |
| Earnings from ordinary activities before income taxes | (13,936) | 2,331 | (3,669) |
| Income taxes | (1,346) | (483) | 2,244 |
| Earnings from ordinary activities after income taxes | (15,282) | 1,848 | (1,425) |

**Earnings from non-consolidated subsidiaries**

Total share in several items of the statement of earnings of non-consolidated subsidiaries, in which the company can exercise operating control, which are included in the same items in the consolidated statement of earnings.

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Equity in operating income of non-consolidated subsidiaries | 28,586 | 34,511 | 17,785 |
| Goodwill amortization | (1,375) | — | — |
| Operating income after goodwill amortization | 27,211 | 34,511 | 17,785 |
| Interest income | 311 | 1,278 | 58 |
| Interest expense | (1,284) | (2,813) | (690) |
| Results from financial income and expense | (973) | (1,535) | (632) |
| Earnings from ordinary activities before income taxes | 26,238 | 32,976 | 17,153 |
| Income taxes | (9,057) | (9,979) | (7,457) |
| Earnings from ordinary activities after income taxes | 17,181 | 22,997 | 9,696 |

**Explanatory Notes to the Consolidated Statement of Cash Flow**

**Acquisitions of consolidated and non-consolidated subsidiaries**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Acquisition payments | (1,014,911) | (2,894,569) | (2,261,454) |
| Cash and cash equivalents at acquired subsidiaries | 12,512 | 544,649 | 50,885 |
| Changes in financing of non-consolidated subsidiaries | (4,644) | (4,055) | (2,812) |
| Total | (1,007,043) | (2,353,975) | (2,213,381) |

**Divestitures of consolidated and non-consolidated subsidiaries**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Receipts from divestitures | 851,176 | 33,454 | 131,184 |
| Cash and cash equivalents at divested subsidiaries | (4,807) | — | — |
| Changes in financing of non-consolidated subsidiaries | 2,914 | 8,889 | 2,432 |
| Total | 849,283 | 42,343 | 133,616 |

## BALANCE SHEET AFTER PROFIT APPROPRIATION

| (€ in 1,000) | December, 31 2000 | 1999 | 1998 |
|---|---|---|---|
| Long-term financial assets | 5,517,248 | 2,889,967 | 1,283,293 |
| Current assets | 44,050 | 48,861 | 92,259 |
| Current liabilities | (425,781) | (141,385) | (92,259) |
| Working capital | (381,731) | (92,524) | — |
| Capital to be financed | 5,135,517 | 2,797,443 | 1,283,293 |
| Non-current liabilities | 783,409 | 357,784 | 364,591 |
| Subordinated loans | 605,094 | 605,333 | 340,336 |
| Shareholders' equity | | | |
| Capital stock | 49,762 | 45,137 | 44,437 |
| Additional paid-in capital | 2,050,466 | 1,083,821 | 92,470 |
| Legal reserve | 30,387 | 29,595 | 16,701 |
| Retained earnings | 1,616,399 | 675,773 | 424,758 |
| | 3,747,014 | 1,834,326 | 578,366 |
| Financing capital | 5,135,517 | 2,797,443 | 1,283,293 |

## STATEMENT OF EARNINGS

| (€ in 1,000) | December, 31 2000 | 1999 | 1998 |
|---|---|---|---|
| Other operating expenses | 163 | 132 | — |
| Net earnings of subsidiaries | 702,181 | 239,206 | 252,519 |
| Interest income | 208,909 | 49,901 | 28,039 |
| Interest expense | (103,735) | (41,821) | (30,801) |
| Results from financial income and expense | 105,174 | 8,080 | (2,762) |
| Earnings from ordinary activities before income taxes | 807,192 | 247,154 | 249,757 |
| Income taxes | (8,153) | (2,226) | 961 |
| Net earnings | 799,039 | 244,928 | 250,718 |

**Accounting principles**

The accounting principles are similar to those provided in the notes to the consolidated financial statements.

**Long-term financial assets**

This includes in 2000 four 100% owned subsidiaries (in 1998 and 1999 only the 100% owned subsidiaries VNU BV and VNU International BV), which are reflected at net equity value, the claims on these subsidiaries and the claim on the Foundation "Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V.".

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 2,889,967 | 1,283,293 | 515,533 |
| Net earnings of subsidiaries | 702,181 | 239,206 | 252,519 |
| Goodwill reversal | 33,845 | 5,919 | 5,223 |
| Changes due to financing | 1,891,255 | 1,361,549 | 510,018 |
| Balance at December 31 | 5,517,248 | 2,889,967 | 1,283,293 |

**Current assets**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 48,861 | 92,259 | 56,091 |
| Changes | (4,811) | (43,398) | 36,168 |
| Balance at December 31 | 44,050 | 48,861 | 92,259 |

**Current liabilities**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Dividend payable | 94,416 | 81,460 | 61,694 |
| Other current liabilities | 331,365 | 59,925 | 30,565 |
| Balance at December 31 | 425,781 | 141,385 | 92,259 |

**Non-current liabilities**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 357,784 | 364,591 | 112,743 |
| Changes | 425,625 | (6,807) | 251,848 |
| Balance at December 31 | 783,409 | 357,784 | 364,591 |

Accrued interest on non-current liabilities has been recorded under current liabilities.

**Subordinated loans**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 605,333 | 340,336 | — |
| Changes | (239) | 264,997 | 340,336 |
| Balance at December 31 | 605,094 | 605,333 | 340,336 |

Capital stock

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 45,137 | 44,437 | 44,362 |
| Issuance of new shares | 4,625 | 5,975 | 75 |
| Effect of conversion of nominal value shares | — | (5,275) | — |
| Balance at December 31 | 49,762 | 45,137 | 44,437 |

**Issued:**

| (€ in 1,000) | | | |
|---|---|---|---|
| 235,588,332 common shares (1999: 219,664,888 and 1998: 189,833,600) | 47,118 | 43,933 | 43,071 |
| 500 priority shares | 4 | 4 | 5 |
| 150,000 7% preferred shares | 1,200 | 1,200 | 1,361 |
| 7,200,000 6.22% preferred shares B | 1,440 | — | — |
| Balance at December 31 | 49,762 | 45,137 | 44,437 |

Authorized share capital consists of 300 million common shares and 50 million cumulative preferred shares B, each with a nominal value of EUR 0.20; 8,900,500 preferred shares A, 500 priority shares and 150,000 7% preferred shares, each with a nominal value of EUR 8.

In 2000, the number of common shares outstanding was increased by 15.9 million shares of which approximately 4.5 million shares by the share issuance in February 2000, 10.3 million by the share issuance in September 2000, approximately 0.4 million shares by exercise of options; and approximately 0.7 million due to shareholders electing for a stock dividend which has been charged to paid-in capital. In 1999, the number of shares outstanding increased by 29.8 million shares of which approximately 29.4 million shares by the share issuance in November 1999 and approximately 0.4 million shares by exercise of options. At December 31, 2000, 36,747 shares of common stock (1999: 49,935 shares) with a nominal value of EUR 0.20 per share were reserved for the company's employee stock purchase plan.

Option Plans

VNU has granted members of the Executive Board and senior management options to acquire common shares. With these options (MOP), VNU seeks to strengthen its ties with senior management and to offer a competitive remuneration package, which could positively effect shareholder value. In 2000, 361 participants held options (1999: 161 participants). The table below provides information about these options. The options entitle participants to acquire new VNU common shares. Almost all options have a five-year term. Due to the tax rules which became effective for Dutch participants in 1999, optionholders in that year could elect to exercise their options at either EUR 34.75 and pay a 20% upfront tax, or at EUR 43.78 and pay an upfront tax of 4%. Three times in 2000, management options were granted to different groups of participants with three different exercise prices. These prices respectively amount to EUR 64.70, EUR 59.80 and EUR 57.15 and have been determined at the date of grant. Commencing in 1998, active members of VNU's Executive Board and senior management must wait for a certain period before they can exercise their options.

In 1999, an annual option plan (POP) was established for VNU employees in The Netherlands, including management and key personnel.

The table below provides information about our options plans:

| Issued in | Expiration | Number of options granted | Exercise price | Exercised before 1/1/2000 | Exercised in 2000 | Expired before 1/1/2000 | Expired in 2000 | Outstanding at 12/31/00 |
|---|---|---|---|---|---|---|---|---|
| 1996 (MOP) | 15/11/01 | 1,414,000 | EUR 14.34 | 869,000 | 314,000 | 15,000 | — | 216,000 |
| 1998 (MOP) | 23/03/03 | 866,450 | EUR 30.77 | — | 78,400 | 39,450 | 15,700 | 732,900 |
| 1999 (MOP 20%) | 29/03/04 | 710,500 | EUR 34.75 | — | 20,000 | 11,000 | 30,800 | 648,700 |
| 1999 (MOP 4%) | 29/03/04 | 144,000 | EUR 43.78 | — | — | — | 2,000 | 142,000 |
| 1999 (POP) | 09/09/04 | 72,504 | EUR 36.00 | — | 636 | 371 | — | 71,497 |
| 2000 (MOP, series 1) | 10/04/05 | 837,050 | EUR 64.70 | — | — | — | 24,900 | 812,150 |
| 2000 (MOP, series 2) | 02/06/05 | 519,800 | EUR 59.80 | — | — | — | 2,400 | 517,400 |
| 2000 (MOP, series 3) | 21/09/05 | 73,000 | EUR 61.50 | — | — | — | — | 73,000 |
| 2000 (POP) | 15/09/05 | 49,056 | EUR 61.50 | — | — | — | — | 49,056 |
| Total | | | | 869,000 | 413,036 | 65,821 | 75,800 | 3,262,703 |

In 2000, the average exercise price amounted to EUR 18.48.
The average remaining exercise price amounts to EUR 45.26.
MOP = Management Option Plan
POP = Personnel Option Plan

**Additional paid-in capital**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 1,083,821 | 92,470 | 87,816 |
| Changes | 966,645 | 991,351 | 4,654 |
| Balance at December 31 | 2,050,466 | 1,083,821 | 92,470 |

**Legal reserve**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 29,595 | 16,701 | 13,377 |
| Changes | 792 | 12,894 | 3,324 |
| Balance at December 31 | 30,387 | 29,595 | 16,701 |

Statutory law requires that a legal reserve is mandatory for the amount of retained earnings of non-consolidated subsidiaries.

**Retained earnings**

| (€ in 1,000) | 2000 | 1999 | 1998 |
|---|---|---|---|
| Balance at January 1 | 675,773 | 424,758 | 257,235 |
| Changes | 940,626 | 251,015 | 167,523 |
| Balance at December 31 | 1,616,399 | 675,773 | 424,758 |

***Statutory statements of earnings***

Pursuant to Article 402 Title 9 Book 2 of The Netherlands' Civil Code, VNU's statutory statement of earnings reflects net earnings from subsidiaries as a separate item only.

Guarantees

The Company guarantees the following loans from various subsidiaries or affiliates:

| Year | Entity | Description of loan |
|---|---|---|
| 1995 | VNU Holding (UK) Ltd. | Debenture loan, GBP 60 million |
| 1998 | VNU Telemedia BV | Syndicated bank loan, NLG 2,750 million |
| 1998 | VNU Telemedia BV | Subordinated private placement, NLG 500 million |
| 2000 | Nielsen Media Research, Inc. | Bank loan, USD 25 million |
| 2000 | Nielsen Media Research, Inc. | Debenture loan, USD 150 million |
| 2000 | VNU Budapest Lapkiadó Rt | Bank loan, HUF 11,045 million |

Approximately USD 17 million of future rental obligations was guaranteed for one of VNU's subsidiaries in the United States. For most of VNU's participations in companies which are consolidated in The Netherlands, guarantees were provided in accordance with Article 403 Book 2 of The Netherlands' Civil Code. The annual financial statements of these companies are not prepared in accordance with the regulations of Title 9 Book 2 of The Netherlands' Civil Code.

Remuneration of members of the Executive Board and the Board of Supervisory Directors

In 2000, aggregate remuneration of salaries, social premiums and pension costs for members as well as two former members of the Executive Board amounted to EUR 4.3 million (1999: EUR 3.8 million and 1998: EUR 4.3 million). Total remuneration for nine members of the Board of Supervisory Directors of which one member has retired, effective April 18, 2000, and two members were appointed on the same date, was EUR 197,394 (1999: EUR 132,731 and 1998: EUR 133,865).

Remunerations for members of the Executive Board were as follows:

| | Nationality | Salary | Bonus |
|---|---|---|---|
| R.F. van den Bergh | Dutch | EUR 388,260 | EUR 227,117 |
| T.G.G. Bouwman (effective April 18, 2000) | Dutch | EUR 198,270* | —* |
| F.J.G.M. Cremers | Dutch | EUR 332,075 | EUR 206,470 |
| G.S. Hobbs | American | USD 750,000 | USD 273,000 |

* Excluding salary and bonuses prior to appointment to the Executive Board.

Pension rights have been granted to the Dutch members of the Executive Board. These rights are insured at the Foundation "Stichting Pensioenfonds VNU". The conditions of this Foundation are applicable with the exception that the retirement age of members of the Executive Board has been set at age 62. Based on the fact that this pension age deviates from the official Dutch retirement age limit, the pension scheme has a provision to pay a temporary benefit in order to compensate for this disadvantage.

The build-up of this pension right for each member is as follows:

| Amounts in EUR | Age on 12/31/2000 | Increase of build-up rights in 2000 | Build-up pension rights per 12/31/2000 |
|---|---|---|---|
| R.F. van den Bergh | 50 | 27,299 | 165,288 |
| T.G.G. Bouwman | 56 | 17,277 | 81,426 |
| F.J.G.M. Cremers | 48 | 11,314 | 92,482 |

Members of the Executive Board have the opportunity to retire at age sixty. In order to bridge the period before the retirement age, a special arrangement will be applicable which provides for a temporary benefit amounting to 80% of the final salary.

Stock holding of members of the Executive Board and members of the Board of Supervisory Directors

At December 31, 2000 members of the Executive Board and one member of the Board of Supervisory Directors (a retired member of the Executive Board) held 519,100 VNU options to acquire

common shares, consisting of 140,100 options from the 1998 series, 139,000 options from the 1999 series, and 240,000 options from the 2000 series.

The most important conditions do no differ from those which are applicable to other members of senior management. The Executive Board is guided by their fiduciary responsibilities.

These options are distributed as follows:

| | Options 1998 | Options 1999 | Options 2000 |
|---|---|---|---|
| **Executive Board** | | | |
| R.F. van den Bergh | 32,500 | 32,500 | 60,000 |
| T.G.G. Bouwman | 12,600 | 11,500 | 60,000 |
| F.J.G.M. Cremers | 30,000 | 30,000 | 60,000 |
| G.S. Hobbs | 30,000 | 30,000 | 60,000 |
| **Board of Supervisory Directors** | | | |
| J.L. Brentjens | 35,000 | 35,000 | — |
| Total | 140,100 | 139,000 | 240,000 |

The exercise prices in 1998, 1999 and 2000 amount to EUR 30.77, an average of EUR 38.81 and EUR 59.80 respectively. Options from the 1998 and 1999 series have a five year term. From the 2000 series, ⅔ have a five year term and ⅓ a ten year term.

No member of the Executive Board or Board of Supervisory Directors owns VNU shares or debentures convertible into shares.

### Market value of long-term loans and swaps

The market value of outstanding long-term loans at the balance sheet date can deviate from the value, at which they have been recorded in the balance sheet. In the table below the market value of loans is provided. Moreover, the market value of swaps, which VNU uses to hedge the exchange rate and interest rate risks (cross currency swaps and interest rate swaps) has been recorded as of the balance sheet date.

The market value of the two convertible debenture loans and of the ordinary debenture loans is derived from the stock exchange price on December 31, 2000. In order to determine the market value of other loans, the ratings of VNU by Standard & Poor's (BBB+) and Moody's (A3) was used.

In the market value column the accrued interest on the current coupon has not been reflected, since this interest is reflected as a short-term obligations.

| (in millions) | Nominal value in local currency | Nominal value in EUR | Market value in EUR |
|---|---|---|---|
| **Loans** | | | |
| 5.50% debenture loan | NLG 600 | 272 | 261 |
| 7.60% debenture loan | USD 150 | 161 | 165 |
| 6.48% private placements | NLG 75 | 20 | 21 |
| 7.73% debenture loan | GBP 60 | 96 | 99 |
| 7.28% bank loan | USD 25 | 27 | 29 |
| 6.63% debenture loan | EUR 500 | 500 | 511 |
| 2.75% convertible subordinated debenture loan | NLG 750 | 340 | 445 |
| 5.55% subordinated private placement | NLG 500 | 227 | 241 |
| 1.75% convertible subordinated debenture loan | EUR 265 | 265 | 365 |
| Total | | 1,908 | 2,137 |
| **Swaps** | | | |
| NLG 2,000 million interest rate swap | | | 4 |
| USD 80 million/EUR 68.5 million currency swap | | | (18) |
| USD 223.3 million/EUR 250 million currency swap | | | (2) |
| USD 223.3 million/EUR 250 million currency swap | | | (2) |
| Total | | | (18) |

Comparing the market value of the loans with the nominal value, and taking into account the value of the swaps, the balance is positive to the extent of EUR 211 million.

### The Board of Supervisory Directors

P.A.W. Roef, Chairman
A.G. Jacobs, Vice Chairman
J.L. Brentjens
P.J. van Dun
P.A.F.W. Elverding
F.L.V. Meysman
M.W.M. Vos-van Gortel

### The Executive Board

R.F. van den Bergh, Chairman
T.G.G. Bouwman
F.J.G.M. Cremers
G.S. Hobbs

### Other Data

#### Proposed appropriation of net earnings

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| Dividend on priority shares | 0 | 0 | 0 |
| Dividend on preferred shares | 3,175 | 96 | 95 |
| Dividend on common shares | 121,238 | 102,194 | 81,836 |
| Addition to retained earnings | 674,626 | 142,638 | 168,787 |

The proposal regarding appropriation of net earnings assumes that dividends on common shares are fully paid in cash.

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CONSOLIDATED FINANCIAL STATEMENTS OF ACNIELSEN CORPORATION

# REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ACNielsen Corporation:

We have audited the accompanying Consolidated Balance Sheets of ACNielsen Corporation (a Delaware corporation) and its subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related Consolidated Statements of Income, Cash Flows and Shareholders' Equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the accompanying financial statements, in 1999 the Company changed its accounting for start-up costs in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities".

Stamford, Connecticut, February 6, 2001

Arthur Andersen LLP

## CONSOLIDATED BALANCE SHEETS

*(Dollar amounts in thousands, except per share data)*

| | December 31, 2000 | December 31, 1999 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and Cash Equivalents | $ 145,568 | $ 135,199 |
| Accounts Receivable—Net | 299,631 | 294,266 |
| Other Current Assets | 51,022 | 62,041 |
| Total Current Assets | 496,221 | 491,506 |
| **Notes Receivable and Other Investments** | 51,770 | 35,812 |
| **Property, Plant and Equipment-Net** | 150,280 | 159,100 |
| **Other Assets-Net** | | |
| Prepaid Pension | 75,840 | 70,744 |
| Computer Software | 64,247 | 64,310 |
| Intangibles and Other Assets | 59,955 | 53,050 |
| Goodwill | 338,041 | 353,364 |
| Total Other Assets-Net | 538,083 | 541,468 |
| **Total Assets** | $1,236,354 | $1,227,886 |
| **Liabilities and Shareholders' Equity** | | |
| **Current Liabilities** | | |
| Accounts Payable | $ 85,323 | $ 83,099 |
| Short-Term Debt | 121,609 | 109,164 |
| Accrued and Other Current Liabilities | 311,489 | 300,017 |
| Accrued Income Taxes | 50,906 | 74,306 |
| Total Current Liabilities | 569,327 | 566,586 |
| **Postretirement and Postemployment Benefits** | 50,525 | 53,369 |
| **Deferred Income Taxes** | 60,462 | 58,571 |
| **Other Liabilities** | 10,795 | 27,524 |
| **Total Liabilities** | 691,109 | 706,050 |

The accompanying notes are an integral part of the consolidated financial statements.

*(Dollar amounts in thousands, except per share data)*

| | December 31, 2000 | December 31, 1999 |
|---|---|---|
| **Commitments and Contingencies** | | |
| **Shareholders' Equity** | | |
| Preferred Stock-par value $.01 per share, authorized—5,000,000 shares; outstanding none | — | — |
| Common Stock-par value $.01 per share, authorized—150,000,000 shares; issued—60,588,003 and 59,859,882 shares for 2000 and 1999, respectively | 606 | 599 |
| Series Common Stock-par value $.01 per share, authorized—5,000,000 shares; issued—none | — | — |
| Additional Paid-in Capital | 526,020 | 512,475 |
| Retained Earnings | 208,647 | 157,796 |
| Treasury Stock, at cost, 2,471,445 and 2,064,591 shares for 2000 and 1999, respectively | (56,574) | (48,089) |
| Accumulated Other Comprehensive Income: | | |
| Cumulative Translation Adjustment | (142,652) | (101,202) |
| Unrealized Gains on Investments, Net | 9,708 | 166 |
| Fair Market Value of Forward Exchange Contracts | (510) | 91 |
| **Total Shareholders' Equity** | 545,245 | 521,836 |
| **Total Liabilities and Shareholders' Equity** | $1,236,354 | $1,227,886 |

The accompanying notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF INCOME

*(Amounts in thousands, except per share data)*

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2000 | 1999 | 1998 |
| Operating Revenue | $1,576,681 | $1,525,375 | $1,425,396 |
| Costs and Expenses: | | | |
| Operating Costs | 800,465 | 758,559 | 700,740 |
| Selling and Administrative Expenses | 554,232 | 549,816 | 531,236 |
| Depreciation and Amortization | 89,785 | 83,136 | 85,878 |
| Operation Leading Edge Costs | 52,372 | — | — |
| Year 2000 Expenses | — | 12,078 | 15,911 |
| Total Costs and Expenses | 1,496,854 | 1,403,589 | 1,333,765 |
| Operating Income | 79,827 | 121,786 | 91,631 |
| Interest Income | 9,066 | 7,064 | 9,695 |
| Interest Expense | (6,462) | (3,608) | (1,935) |
| Other (Expense) Income—Net | (414) | 3,324 | (775) |
| Other Income—Net | 2,190 | 6,780 | 6,985 |
| Income Before Income Tax Provision and Cumulative Effect of Change in Accounting Principle | 82,017 | 128,566 | 98,616 |
| Income Tax Provision | 31,166 | 51,426 | 41,407 |
| Income Before Cumulative Effect of Change in Accounting Principle | 50,851 | 77,140 | 57,209 |
| Cumulative Effect to January 1, 1999, of Change in Accounting for Costs of Start-Up Activities, Net of Income Tax Benefits of $10,330 | — | (20,173) | — |
| Net Income | $ 50,851 | $ 56,967 | $ 57,209 |
| Basic Earnings per Share: | | | |
| Income Before Cumulative Effect of Change in Accounting | $ .88 | $ 1.34 | $ 1.00 |
| Cumulative Effect of Change in Accounting | — | (.35) | — |
| Net Income | $ .88 | $ 0.99 | $ 1.00 |
| Diluted Earnings per Share: | | | |
| Income Before Cumulative Effect of Change in Accounting | $ .85 | $ 1.29 | $ .96 |
| Cumulative Effect of Change in Accounting | — | (.34) | — |
| Net Income | $ .85 | $ .95 | $ .96 |
| Weighted-Average Number of Shares Outstanding: | | | |
| Basic | 57,773 | 57,806 | 57,236 |
| Diluted | 59,572 | 59,999 | 59,834 |

The accompanying notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

*(Dollar amounts in thousands except per share data)*

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2000 | 1999 | 1998 |
| **Cash Flows from Operating Activities:** | | | |
| Net Income | $ 50,851 | $ 56,967 | $ 57,209 |
| Reconciliation of Net Income to Net Cash Provided by Operating Activities: | | | |
| Cumulative Effect of Change in Accounting Principle: Costs of Start-Up Activities | — | 20,173 | — |
| Depreciation and Amortization | 89,785 | 83,136 | 85,878 |
| Deferred Income Taxes | 21,119 | (111) | 3,214 |
| Operation Leading Edge Costs | 52,372 | — | — |
| Payments Related to Operation Leading Edge and Other Special Charges | (38,126) | (5,607) | (29,303) |
| Postemployment Benefit Expense | 2,331 | 4,943 | 7,542 |
| Postemployment Benefit Payments | (6,579) | (7,336) | (17,517) |
| Net Increase in Accounts Receivable | (37,303) | (21,971) | (6,362) |
| Net Decrease in Other Working Capital Items | 11,767 | 14,217 | 31,690 |
| Other | (7,226) | 2,592 | (8,492) |
| Net Cash Provided by Operating Activities | 138,991 | 147,003 | 123,859 |
| **Cash Flows from Investing Activities:** | | | |
| Payments for Acquisition of Businesses and Other Investments (excluding cash and cash equivalents acquired of $1,887 in 1999 and $1,127 in 1998) | (37,368) | (51,041) | (105,448) |
| Capital Expenditures | (56,225) | (58,583) | (55,375) |
| Additions to Computer Software | (32,945) | (40,862) | (34,620) |
| Other | (3,278) | (3,580) | (27,609) |
| Net Cash Used in Investing Activities | (129,816) | (154,066) | (223,052) |
| **Cash Flows from Financing Activities:** | | | |
| Increase in Short-Term Borrowings | 15,790 | 49,180 | 13,850 |
| Treasury Stock Purchases | (8,485) | (14,608) | (29,515) |
| Proceeds from the Sale of Common Stock under Option Plans | 8,233 | 12,699 | 15,128 |
| Other | (1,400) | 782 | (70) |
| Net Cash Provided by (Used in) Financing Activities | 14,138 | 48,053 | (607) |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | (12,944) | (6,324) | (5,393) |
| Increase (Decrease) in Cash and Cash Equivalents | 10,369 | 34,666 | (105,193) |
| Cash and Cash Equivalents, Beginning of Year | 135,199 | 100,533 | 205,726 |
| Cash and Cash Equivalents, End of Year | $145,568 | $135,199 | $100,533 |
| **Supplemental Disclosure of Cash Flow Information:** | | | |
| Cash Paid During the Year for Interest | $ 5,411 | $ 2,660 | $ 1,526 |
| Cash Paid During the Year for Income Taxes | $ 36,473 | $ 34,448 | $ 32,731 |
| **Noncash Investing and Financing Activities:** | | | |
| Acquisition of Investment and Notes Receivable in Exchange for Business Assets and Liabilities | — | — | $ 21,612 |

The accompanying notes are an integral part of the consolidated financial statements.

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

*(Dollar amounts in thousands except per share data)*

| | | | | | Accumulated Other Comprehensive Income | | | |
|---|---|---|---|---|---|---|---|---|
| **Three Years Ended December 31, 2000** | **Common Stock** | **Additional Paid-In Capital** | **Retained Earnings** | **Treasury Stock, at Cost** | **Cumulative Translation Adjustment** | **Unrealized Gains on Investments** | **Fair Market Value of Forward Exchange Contracts** | **Total Shareholders' Equity** |
| Balance, January 1, 1998 | $577 | $471,493 | $ 43,620 | $ (3,966) | $ (51,620) | | | $460,104 |
| Comprehensive Income: | | | | | | | | |
| Net Income | | | 57,209 | | | | | |
| Other Comprehensive Loss | | | | | | | | |
| Cumulative Translation Adjustment | | | | | (20,634) | | | |
| Comprehensive Income | | | | | | | | 36,575 |
| Activity under Stock Plans (1,138,126 shares), including tax benefits | 12 | 20,872 | | | | | | 20,884 |
| Treasury Stock Purchased (1,204,325 shares) | | | | (29,515) | | | | (29,515) |
| Balance, December 31, 1998 | 589 | 492,365 | 100,829 | (33,481) | (72,254) | | | 488,048 |
| Comprehensive Income: | | | | | | | | |
| Net Income | | | 56,967 | | | | | |
| Other Comprehensive Loss | | | | | | | | |
| Unrealized Gains on Investments[1] | | | | | | $ 166 | | |
| Fair Market Value of Forward Exchange Contracts | | | | | | | $ 91 | |
| Cumulative Translation Adjustment | | | | | (28,948) | | | |
| Comprehensive Income | | | | | | | | 28,276 |
| Activity under Stock Plans (991,483 shares), including tax benefits | 10 | 20,110 | | | | | | 20,120 |
| Treasury Stock Purchased (593,600 shares) | | | | (14,608) | | | | (14,608) |
| Balance, December 31, 1999 | 599 | 512,475 | 157,796 | (48,089) | (101,202) | 166 | 91 | 521,836 |
| Comprehensive Income: | | | | | | | | |
| Net Income | | | 50,851 | | | | | |
| Other Comprehensive Loss | | | | | | | | |
| Unrealized Gains on Investments[1] | | | | | | 9,542 | | |
| Fair Market Value of Forward Exchange Contracts | | | | | | | (601) | |
| Cumulative Translation Adjustment | | | | | (41,450) | | | |
| Comprehensive Income | | | | | | | | 18,342 |
| Activity under Stock Plans (728,121 shares), including tax benefits | 7 | 13,545 | | | | | | 13,552 |
| Treasury Stock Purchased (406,854 shares) | | | | (8,485) | | | | (8,485) |
| **Balance, December 31, 2000** | $606 | $526,020 | $208,647 | $(56,574) | $(142,652) | $9,708 | $(510) | $545,245 |

(1) Reported net of income tax expense of $55 and $6,475 for years ended December 31, 1999 and 2000, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

*(Dollar amounts in thousands, except per share data)*

## Note 1. Pending Merger

On December 17, 2000, the Company entered into a definitive merger agreement (the "Merger Agreement") under which VNU N.V. will acquire all of the outstanding common stock of the Company for $36.75 per share in cash. The definitive agreement provides for a cash tender offer (the "Tender Offer") by Artist Acquisition, Inc., a wholly-owned subsidiary of VNU N.V. The Tender Offer is subject to the satisfaction of certain conditions. The transaction is expected to close in February 2001.

## Note 2. Summary of Significant Accounting Policies

### *Principles of Consolidation*

The consolidated financial statements include all majority-owned subsidiaries over which ACNielsen exercises control. Investments over which the Company has significant influence but which it does not control are carried at equity. The effects of all significant intercompany transactions have been eliminated. The financial statements of subsidiaries outside the United States and Canada reflect a fiscal year ending November 30 to facilitate timely reporting of the Company's financial results.

### *Cash Equivalents and Marketable Securities*

Investments that are highly liquid and mature within 90 days of the purchase date are considered cash equivalents. At December 31, 2000 and 1999, all marketable securities are classified as "available for sale" and therefore are reported at fair value, with net unrealized gains and losses reported in equity.

### *Property, Plant and Equipment*

Buildings, computer hardware and other equipment are depreciated over their estimated useful lives using principally the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

### *Computer Software*

Certain internal costs incurred in the development of computer software are capitalized. Capitalization ceases and amortization starts when the product is available for use. Costs incurred prior to establishment of technological feasibility of a computer software product are expensed in the periods in which they are incurred. In addition, computer software includes amounts purchased or developed for internal use. Computer software costs are being amortized on a product-by-product basis, over three to five years. Annual amortization is the greater of the amount computed using (a) the ratio that gross revenue for a product bears to the total of current and anticipated future gross revenue for that product or (b) the straight-line method over the remaining estimated economic life of the product.

### *Intangibles and Other Assets*

Intangibles and other assets include customer lists and consumer panel databases. Intangibles are amortized, using principally the straight-line method, over five to 20 years.

### *Goodwill and Other Long-Lived Assets*

Goodwill represents the excess purchase price over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over seven to 40 years. Goodwill, other long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An impairment loss is recognized when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such impairment loss is based on the

**Note 2. Summary of Significant Accounting Policies (Continued)**

fair value of the assets. The recognition and measurement of goodwill impairment is assessed at the business unit level.

*Revenue Recognition*

Retail Measurement Service products generally have contract terms of one to five years. The base contract revenue from the first commitment period is recognized ratably over the initial contract term. Revenue from remaining years of multi-year contracts, extensions and renewals is recognized ratably over their extension periods. After the initial commitment, the contract generally continues indefinitely, unless cancelled by the client with a minimum of three months' prior written notice.

Revenue for customized research and special modeling & analytical services is recognized as services are performed.

Consumer Panel products generally have contract terms of one year, with revenue recognized over the term of the contract on a straight-line basis.

International Media Services are generally provided over longer periods, with revenue recognized on a straight-line basis over the contract term. The contracts are cancelable by the client only with specified notice and payments.

*Foreign Currency Translation*

The Company has significant operations outside the United States. Therefore, changes in the value of foreign currencies affect the Company's financial statements when translated into U.S. dollars.

For all operations outside the United States where the Company has designated the local currency as the functional currency, assets and liabilities are translated using end-of-period exchange rates; revenue and expenses are translated using average rates of exchange. For these countries, currency translation adjustments are accumulated in a separate component of shareholders' equity, whereas realized transaction gains and losses are recognized in Other Income-Net. For operations in countries that are considered to be highly inflationary, where the U.S. dollar is designated as the functional currency, monetary assets and liabilities are translated using end-of-period exchange rates, and nonmonetary accounts are translated using historical exchange rates. Translation and transaction adjustments recognized in Other Income-Net amounted to gains (losses) of ($608), $2,300 and ($1,207) for 2000, 1999 and 1998, respectively.

*Income Taxes*

The Company recognizes income taxes during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

*Earnings Per Share*

Net earnings are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to stock options.

(Dollar amounts in thousands, except per share data)

Note 2. Summary of Significant Accounting Policies (Continued)

*New Accounting Pronouncements Adopted in 1999*

The Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities", which requires that costs of start-up activities be expensed as incurred. Adoption of this SOP resulted in a one-time, non-cash, after-tax charge of $20,173, which was recorded as a cumulative effect of a change in accounting principle-net of tax. However, the adoption of the SOP did not have a material impact on the Company's 1999 results of operations.

In addition, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. The adoption of SFAS No. 133 did not have a material effect on earnings or the financial position of the Company.

*Reclassifications*

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

Note 3. Operation Leading Edge

On February 17, 2000, the Board of Directors of the Company approved Operation Leading Edge ("OLE"), the Company's plan to accelerate its growth beyond 2000, through a series of business-building initiatives. The initiatives, to be spread over three years, are designed to accelerate both revenue and profit growth by enhancing products and services, addressing changing client needs, improving efficiency and reducing the Company's cost structure.

During the year ended December 31, 2000, the Company recorded a charge totaling $52,372, before tax, related to OLE. The charge included $31,158 to create new capabilities by improving the Company's information delivery systems, $16,187 for overhead rationalization and $5,027 for business closures. Severance charges were related to overhead rationalization and business closures. Severance charges are accrued when under the approved severance plan the number of employees, their job class and locations are known, and required notification has occurred. Business re-engineering and design costs are recorded as incurred. The following table details the activity for OLE during 2000.

| | Accrual Balance January 1, 2000 | Charges | Payments | Charged Against Assets | Accrual Balance December 31, 2000 |
|---|---|---|---|---|---|
| Severance | — | $18,210 | $(13,025) | $ — | $ 5,185 |
| Business Re-engineering, Design and Other Costs | — | 23,498 | (20,422) | — | 3,076 |
| Transition | — | 3,793 | (3,403) | — | 390 |
| Real Estate/Relocation | — | 561 | (148) | — | 413 |
| Non-Cash | — | 6,310 | — | (6,310) | — |
| Total | — | $52,372 | $(36,998) | $(6,310) | $ 9,064 |

Severance charges relate to the elimination of 346 positions, primarily in Europe, that resulted from business closures and overhead rationalization. Business re-engineering, design and other costs relate primarily to external consultants retained to assist in re-engineering and designing the Company's North American and European information processing and content delivery systems. Transition expense represents dual production costs incurred as the Company continues to convert country-level information to a harmonized regional system in Europe and to consolidate production sites in Asia.

*(Dollar amounts in thousands, except per share data)*

**Note 3. Operation Leading Edge (Continued)**

Savings realized from the actions taken in 2000 were approximately $7,144. Non-cash charges consisted of $1,385 for accelerated amortization and $4,925 for impairment losses. Accelerated amortization relates to computer software that will be replaced prior to the end of its normal service period, primarily due to the technology standardization that will result from the redesign of the European information and content delivery systems, and the impairment loss relates to the write-down of long-lived assets that will not be used based on management direction regarding global technological changes that resulted from a review of global business initiatives.

**Note 4. Other Investments**

On September 22, 1999, the Company announced the formation of a venture to launch a global service for tracking audiences, advertising and user activity on the Internet. The Company has an 80.1% ownership interest in the venture, with NetRatings, Inc. (NetRatings), owning the remainder. The venture, known as ACNielsen eRatings.com, is a consolidated subsidiary and is expected to operate in all major geographic regions worldwide other than the United States and Canada.

In addition, in 1999, the Company purchased 3,992,455 shares of preferred stock of NetRatings for $12,534 and purchase costs of $603. These preferred shares were converted to 1,996,228 shares of common stock on December 8, 1999, in conjunction with the NetRatings initial public offering. Because the Company was restricted from sale of any of these shares for one year from date of acquisition, and thereafter, was subject to certain volume restrictions of Rule 144 under the Securities Act of 1933, the shares were carried at cost at December 31, 1999. After the one-year restriction on the sale of the shares lapsed in 2000, the Company began accounting for this investment as "available for sale" and, therefore, reported the shares at fair value. At December 31, 2000, the investment in NetRatings was reported at fair value of $29,320, including a gross unrealized gain of $16,183. This unrealized gain was credited to other comprehensive income, net of tax. At December 31, 2000 and 1999, the investment in NetRatings was reported within the Other Investments section of the Consolidated Balance Sheet.

During 2000, ACNielsen eRatings.com purchased a 21.25% interest in NetRatings Japan for $3,271.

**Note 5. Acquisitions**

In 2000, 1999 and 1998, the Company acquired interests in various companies in separate transactions that were accounted for as purchases. The aggregate purchase price of such acquisitions in 2000 totalled $7,111. Payments of $30,257 were made during 2000 for prior year acquisitions. The largest acquisition in 2000 was www.consult.

www.consult, acquired on November 21, 2000, provides a broad range of Internet research services, including the Asia Pacific region's largest on-line user survey and influential sector reports. The purchase price of $2,778, and estimated purchase costs have been allocated to the net assets acquired on a preliminary basis resulting in a goodwill of $3,149 to be amortized over 10 years. The Company is also required to make further cash payments if www.consult achieves certain operating goals in 2001, 2002, and 2003. The sum of these deferred payments shall not exceed $2,780.

The largest acquisitions in 1999 were Media Monitoring Services Ltd. ("MMS") and Market Decisions. MMS, acquired on November 30, 1999, is a provider of advertising measurement services in the United Kingdom, Australia, and Asia. The purchase price of $20,764, including $815 of direct acquisition costs, primarily for severance, legal and accounting fees, was allocated to the identifiable net assets acquired resulting in goodwill of $20,405, which will be amortized over 40 years.

On June 30, 1999, the Company acquired the remaining 55% interest it did not already own in Market Decisions, a business that provides controlled market and in-store testing of new and established consumer products in the United States. The purchase price was comprised of an initial cash payment of $3,943 and a deferred payment made in 2000 for $5,743. The excess of the purchase

(Dollar amounts in thousands, except per share data)

Note 5. Acquisitions (Continued)

price over the fair value of the identified net assets at the date of acquisition amounted to $12,145, has been recorded as goodwill, and will be amortized over 40 years.

The aggregate purchase price of acquisitions made in 1998 totaled $131,247. The largest acquisitions in 1998 were BBI Marketing Services, Inc. ("ACNielsen BASES") and ANR Amer Nielsen Research Limited ("ANR").

On June 30, 1998, the Company acquired ACNielsen BASES. The final purchase price was $70,448 (exclusive of payments contingent on achieving future operating goals). Included in the purchase price was $6,575 of direct acquisition and integration costs consisting of $830 for severance, $2,380 for licensee termination fees, and $3,365 for other costs, primarily investment banking, legal and accounting fees. These costs were incremental, and the integration costs were a direct result of the formal plan to exit certain activities as part of the overall integration effort. As of December 31, 2000, the balance of accrued acquisition and integration costs totaled $1,610. This amount is scheduled per contractual terms to be disbursed in 2001. In addition, contingent consideration totaling $825 and $10,887 was paid to the sellers in 1999 and 2000, respectively. At year end 2000 the Company also accrued $2,500, the estimate of the final contingent payment to be paid in 2001 related to BASES achieving certain operating objectives in 2000. Including this additional contingent consideration, the excess of the purchase price over the fair value of identifiable net assets (goodwill) totaled $75,788 and is being amortized over 40 years.

On September 23, 1998, the Company acquired full ownership in ANR, a joint-venture business covering Eastern Europe, the former Soviet Union, sub-Saharan Africa and the Indian subcontinent. The final purchase price, exclusive of payments contingent on achieving future operating goals, was $43,999. This purchase price included $969 of acquisition costs for legal and accounting services and reflected two remaining installment payments paid in January 2000 and scheduled for payment in 2001 for $9,294 and $8,824, respectively. The installment payments are supported by a stand-by letter of credit with an international bank. The purchase price was allocated to the minority interest acquired with the excess purchase price of $43,233 recorded as goodwill. This goodwill is being amortized over 40 years on a straight-line basis. The terms of the agreement provide for additional cash payments if ANR achieves certain operating goals. Such payments, if earned, would be paid in 2003 and 2006.

The results of operations of all purchases are included in the Consolidated Statements of Income from dates of acquisition. Had the acquisitions made in 2000, 1999 and 1998 been consummated on January 1 of the year preceding the year of acquisition, the results of these acquired operations would not have had a significant impact on the Company's consolidated results of operations for any of the years presented.

Note 6. Pension and Other Benefit Plans

*Defined Benefit Plans*

The Company has a defined benefit pension plan covering substantially all employees in the United States. Generally, the benefits to be paid to employees under this plan are based on notional account balances that are increased annually by pay-related and interest credits. Pension costs are determined actuarially and funded to the extent allowable under the Internal Revenue Code ("IRC"). Supplemental plans in the United States are maintained to provide retirement benefits to eligible employees in excess of levels allowed by the IRC.

The Company's subsidiaries outside the United States provide retirement benefits for employees consistent with local practices, primarily using defined benefit or termination indemnity plans.

*(Dollar amounts in thousands, except per share data)*

**Note 6. Pension and Other Benefit Plans (Continued)**

The Company provides various health-care and life-insurance benefits for retired United States and Canadian employees who become eligible for these benefits if they terminate employment after completing at least ten years of service with the Company after age 45. The postretirement medical benefit is contributory. Certain of the Company's other subsidiaries outside the United States have postretirement benefit plans, although most participants are covered by government-sponsored or administered plans. The cost of Company-sponsored postretirement benefit plans outside the United States is not significant. In certain instances, the Company provides postemployment benefits to former or inactive employees following employment but before retirement, principally severance.

The components of pension and other postretirement costs for the years ending 2000, 1999 and 1998 are as follows:

| | Pension benefits | | | Other postretirement benefits | | |
|---|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 2000 | 1999 | 1998 |
| Service cost on benefits earned during the year | $ 11,351 | $ 12,068 | $ 10,436 | $311 | $376 | $354 |
| Interest cost on projected benefit obligation | 17,680 | 17,114 | 16,970 | 501 | 476 | 406 |
| Expected return on plan assets | (25,599) | (24,280) | (23,853) | — | — | — |
| Amortization of transition (asset) obligation | (2,204) | (2,401) | (2,574) | 38 | 38 | — |
| Amortization of prior-service costs (benefit) | 1,080 | 1,263 | 1,187 | — | (20) | (120) |
| Amortization of net (gain) loss | (858) | 85 | 392 | (43) | — | — |
| Settlement and curtailment loss (gain) | 802 | (357) | (18) | — | — | — |
| Net pension and postretirement costs | $ 2,252 | $ 3,492 | $ 2,540 | $807 | $870 | $640 |

The prior-service costs (benefit) are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 2000 and 1999:

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| **Reconciliation of benefit obligation** | | | | |
| Obligation at January 1 | $286,889 | $286,061 | $ 7,027 | $ 6,710 |
| Service cost | 11,351 | 12,068 | 311 | 376 |
| Interest cost | 17,680 | 17,114 | 501 | 476 |
| Participant contributions | 1,327 | 1,484 | 36 | 32 |
| Plan amendments | 489 | 1,652 | 42 | — |
| Actuarial loss (gain) | 7,309 | (5,723) | (218) | (1,213) |
| Benefit payments | (17,679) | (14,017) | (244) | (123) |
| Curtailments | (304) | — | — | — |
| Settlement payments | 273 | — | — | — |
| Transfers | — | — | 167 | 734 |
| Effect of change in foreign exchange rates | (30,329) | (11,750) | (22) | 35 |
| Obligation at December 31 | $277,006 | $286,889 | $ 7,600 | $ 7,027 |

*(Dollar amounts in thousands, except per share data)*

Note 6. Pension and Other Benefit Plans (Continued)

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| **Reconciliation of fair value of plan assets** | | | | |
| Fair value of plan assets at January 1 | $354,255 | $332,853 | $ — | $ — |
| Actual return on plan assets | 11,447 | 40,981 | — | — |
| Employer contributions | 12,988 | 6,910 | 208 | 91 |
| Participant contributions | 1,327 | 1,484 | 36 | 32 |
| Benefit payments | (17,679) | (14,017) | (244) | (123) |
| Settlement payments | (746) | — | — | — |
| Transfers | — | — | — | — |
| Effect of change in foreign exchange rates | (36,387) | (13,956) | — | — |
| Fair value of plan assets at December 31 | $325,205 | $354,255 | $ — | $ — |
| **Funded Status** | | | | |
| Funded status at December 31 | $ 48,199 | $ 67,366 | $(7,600) | $(7,027) |
| Unrecognized transition (asset) obligation | (3,498) | (6,207) | 674 | 730 |
| Unrecognized prior-service cost | 6,763 | 8,259 | 473 | — |
| Unrecognized gain | (17,893) | (43,847) | (1,236) | (569) |
| Net amount recognized in the balance sheet | $ 33,571 | $ 25,571 | $(7,689) | $(6,866) |

*Plan assets are invested in diversified portfolios that consist primarily of equity and debt securities.*

*Curtailments and settlement payments occurred primarily due to workforce reduction actions.*

The following table provides the amounts in the balance sheet at December 31, 2000 and 1999:

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| Prepaid benefit cost | $71,049 | $69,363 | $ — | $ — |
| Accrued benefit liability | (37,170) | (44,345) | (7,689) | (6,866) |
| Intangible (liability) asset | (308) | 553 | — | — |
| Net amount recognized in the balance sheet | $33,571 | $25,571 | $(7,689) | $(6,866) |

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $38,745, $25,081 and $57, respectively, at December 31, 2000 and $39,533, $26,684 and $0, respectively, at December 31, 1999. The Company's plan for postretirement benefits other than pensions has no plan assets.

| | Pension benefits | | | Other postretirement benefits | | |
|---|---|---|---|---|---|---|
| | 2000 | 1999 | 1998 | 2000 | 1999 | 1998 |
| Discount rate | 6.48% | 6.49% | 6.09% | 7.42% | 7.67% | 6.75% |
| Expected long-term rate of return on plan assets | 8.11% | 8.03% | 7.76% | n/a | n/a | n/a |
| Rate of increase in future compensation levels | 5.25% | 3.96% | 3.62% | 4.42% | 4.59% | 4.16% |

*(Dollar amounts in thousands, except per share data)*

**Note 6. Pension and Other Benefit Plans (Continued)**

A 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually each year to a rate of 5.5% by the year 2004 and remain constant thereafter.

A 1% change in assumed health care cost trend rates would have the following effects:

| | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on total service and interest cost components of net periodic postretirement health care benefit cost | $ 64 | $ 55 |
| Effect on the health care component of the accumulated postretirement benefit obligation | $739 | $632 |

*Defined Contribution Plans*

The Company has an Employee Stock Ownership Plan ("ESOP") for the benefit of substantially all its United States employees. The Company may contribute cash or Company common stock to each employee's account in an amount currently equal to 3.5% of compensation (subject to IRS limitations). In connection with the ESOP, the Company issued 216,680, 172,346 and 171,352 shares, and recognized compensation expense of $4,772, $4,523 and $4,267 for the years 2000, 1999 and 1998, respectively. The ESOP terminates upon a change in control.

*Deferred Compensation Plan*

On April 1, 2000, the Company adopted the ACNielsen Corporation Deferred Compensation Plan which provides members of a select group of management a means to defer receipt of compensation and to have such deferred amounts treated as if invested in specified investment vehicles. At December 31, 2000, the Company had a liability and a corresponding asset related to deferred compensation of $389.

**Note 7. Employee Stock and Related Plans**

In 1996, the Company adopted three stock incentive plans that reserved shares of common stock for issuance to key employees and non-employee directors. A total of 18,300,000 shares have been reserved for issuance under these plans. Under these stock incentive plans, 1,038,057 shares of common stock were available for future grants as of December 31, 2000. The plans provide that shares granted come from the Company's authorized but unissued common stock or treasury stock. The price of options granted pursuant to these plans will not be less than the fair market value of the shares on the date of grant. Stock options have a term of ten years and vest over four or six years or upon a change in control. In addition, 262,025 options granted during the last two months of 1996 and the first half of 1997 vested early on December 22, 2000 when the Company's stock price reached 200% of the exercise price for five consecutive trading days ("effective-date options").

During 1999, 767,500 options were granted to senior management, have a term of ten years and will vest over a four-year period starting retroactively from the grant date since the Company's stock price reached $32.75 in December 2000. These options will vest automatically upon a change in control.

The plans also provide for the granting of limited stock appreciation rights (LSARs) in tandem with stock options to certain key employees. At December 31, 2000, 3,682,119 LSARs were outstanding, which are exercisable upon the occurrence of a specified event.

In connection with the acquisition of BASES in June 1998, the Company adopted a fourth stock incentive plan, which reserved 1,000,000 shares of common stock for issuance to key employees. The plan requires that shares granted come from the Company's treasury stock. The BASES options have a term of ten years. On December 31, 2000, 687,750 of these shares vested since certain earnings targets were met. The remainder of the shares will vest in 9.5 years or upon a change in control. Under this

*(Dollar amounts in thousands, except per share data)*

Note 7. Employee Stock and Related Plans (Continued)

plan, options for 1,000,000 shares were granted, and no shares of common stock were available for future grants as of December 31, 2000.

In connection with the establishment of ACNielsen eRatings.com in January 2000, the Company adopted a fifth stock incentive plan, which reserved 10,000,000 shares of ACNielsen eRatings.com common stock for issuance to key employees. Under this stock incentive plan, 6,120,000 shares of common stock were available for future grants as of December 31, 2000. The plan provides that shares granted come from ACNielsen eRatings.com's authorized but unissued common stock or treasury stock. The price of options granted pursuant to these plans will not be less than the fair market value of the shares on the date of grant. The eRatings options have a term of 10 years and vest 50% one year after grant and 25% in years two and three after grant.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation expense has been recognized for the Company's five stock incentive plans. Had compensation expense for the Company's plans been determined based on the fair value at the grant date, the Company's net income and net earnings per share would have been reduced to the pro forma amounts indicated below.

| | 2000[1] | 1999[2] | 1998 |
|---|---|---|---|
| Net Income—as reported | $50,851 | $56,967 | $57,209 |
| Net Income—pro forma | $38,436 | $50,278 | $50,137 |
| Basic earnings per share—as reported | $ .88 | $ .99 | $ 1.00 |
| Basic earnings per share—pro forma | $ .67 | $ .87 | $ .88 |
| Diluted earnings per share—as reported | $ .85 | $ .95 | $ .96 |
| Diluted earnings per share—pro forma | $ .65 | $ .84 | $ .84 |

(1) Includes a pre-tax charge of $656 related to eRatings options.

(2) Includes the cumulative effect of adopting SOP 98-5, "Reporting on the Costs of Start-Up Activities," which resulted in a charge of $20,173, net of tax, or $.35 per basic or $.34 per diluted share.

The fair value of each ACNielsen option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| | ACNielsen Options | | |
|---|---|---|---|
| | 2000 | 1999 | 1998 |
| Expected dividend yield | — | — | — |
| Expected stock price volatility | 35% | 35% | 30% |
| Risk-free interest rate | 6.09% | 6.16% | 4.89% |
| Expected holding period of options | 4.0 years | 4.0 years | 4.2 years |

The weighted average fair value of ACNielsen options granted during 2000, 1999 and 1998 was $8.75, $8.55 and $8.25 per share, respectively. The weighted average fair value of eRatings options granted during 2000 was $1.

(Dollar amounts in thousands, except per share data)

**Note 7. Employee Stock and Related Plans (Continued)**

The following is a summary of stock option activity and number of shares reserved for outstanding options:

| | ACNielsen Options | | eRatings Options | |
|---|---|---|---|---|
| | Shares | Average option price per share | Shares | Average option price per share |
| Options outstanding at January 1, 1998 | 8,744,690 | $16.46 | — | — |
| Granted | 2,608,400 | 25.98 | — | — |
| Exercised | (970,747) | 15.65 | — | — |
| Canceled or Expired | (188,330) | 16.86 | — | — |
| Options outstanding at December 31, 1998 | 10,194,013 | 18.97 | — | — |
| Granted | 4,278,050 | 23.48 | — | — |
| Exercised | (816,669) | 15.51 | — | — |
| Canceled or Expired | (220,280) | 20.27 | — | — |
| Options outstanding at December 31, 1999 | 13,435,114 | 20.60 | — | — |
| Granted | 294,138 | 24.08 | 4,030,000 | $1 |
| Exercised | (511,441) | 16.10 | — | 1 |
| Canceled or Expired | (622,471) | 23.49 | (150,000) | 1 |
| Options outstanding at December 31, 2000 | 12,595,340 | $20.75 | 3,880,000 | $1 |

The following is a summary of shares exercisable, average remaining life and average option price per share of options outstanding at December 31, 2000:

| | Shares Outstanding | | | Shares Exercisable | |
|---|---|---|---|---|---|
| **ACNielsen Options** | Number of shares | Average option price per share | Average remaining life | Number of shares | Average option price per share |
| Options granted prior to August, 1997 | 7,507,264 | $24.12 | 5.9 years | 5,073,076 | $15.78 |
| Options granted subsequent to July, 1997 | 5,088,076 | 15.77 | 8.4 years | 1,315,112 | 24.59 |
| Options outstanding at December 31, 2000 | 12,595,340 | $20.75 | 7.4 years | 6,388,188 | $17.59 |

Option prices range from $13.54 to $30.82.

| | Shares Outstanding | | | Shares Exercisable | |
|---|---|---|---|---|---|
| **eRatings Options** | Number of shares | Average option price per share | Average remaining life | Number of shares | Average option price per share |
| Options outstanding at December 31, 2000 | 3,880,000 | $1 | 9.2 years | 0 | $1 |

*Success Share Program*

On December 9, 1996, the Company granted to each of its full-time and regular employees, stock appreciation rights at a strike price of $15.75, entitling the employee to the appreciation on the equivalent of 25 shares of the Company's common stock, subject to certain terms, conditions and limitations. The rights vested on December 9, 1997, and expired on December 9, 1999. (Credits) charges to income in 1999 and 1998 with respect to this program totaled ($45) and $958, respectively.

*(Dollar amounts in thousands, except per share data)*

Note 8. Income Taxes

Income before provision for income taxes consisted of:

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| U.S. | $51,510 | $ 50,443 | $30,742 |
| Non-U.S. | 30,507 | 78,123 | 67,874 |
| | $82,017 | $128,566 | $98,616 |

The provision (benefit) for income taxes consisted of:

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| U.S. Federal and state: | | | |
| Current | $ 999 | $ 4,382 | $ 4,348 |
| Deferred | 3,824 | 4,181 | (2,329) |
| Total | 4,823 | 8,563 | 2,019 |
| Non-U.S.: | | | |
| Current | 21,678 | 51,220 | 35,974 |
| Deferred | 4,665 | (8,357) | 3,414 |
| Total | 26,343 | 42,863 | 39,388 |
| Total | $31,166 | $51,426 | $41,407 |

The following table summarizes the significant differences between the U.S. Federal statutory taxes and the Company's provision for income taxes for consolidated financial statement purposes:

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| Tax expense at the U.S. statutory rate | $28,706 | $44,998 | $34,516 |
| State and local income taxes, net of Federal effect | 1,674 | 1,639 | 999 |
| Increase (reduction) in the valuation allowance | 991 | (10,441) | (6,212) |
| Non-U.S. taxes and other | (205) | 15,230 | 12,104 |
| Provision for Income Taxes | $31,166 | $51,426 | $41,407 |

*(Dollar amounts in thousands, except per share data)*

**Note 8. Income Taxes (Continued)**

The Company's deferred tax assets (liabilities) are comprised of the following at December 31, 2000 and 1999:

| | 2000 | 1999 |
|---|---|---|
| Deferred Tax Assets: | | |
| Operating Losses | $ 50,799 | $ 53,259 |
| Employee Benefits | 19,409 | 14,680 |
| Other Accruals | 16,656 | 18,998 |
| Bad Debts | 2,092 | 3,647 |
| | 88,956 | 90,584 |
| Valuation Allowance | (45,607) | (44,616) |
| | 43,349 | 45,968 |
| Deferred Tax Liabilities: | | |
| Postretirement Benefits | (24,914) | (23,724) |
| Intangibles and Deferred Charges | (18,382) | (12,017) |
| Fixed Assets | (6,866) | (9,207) |
| Other Assets | (18,211) | (13,704) |
| | (68,373) | (58,652) |
| Net Deferred Tax Liability | $(25,024) | $(12,684) |

At December 31, 2000 there are no U.S. operating loss carryforwards. Non-U.S. loss carryforwards of $30,011 will expire at various times through 2007. Non-U.S. loss carryforwards of $80,963 have an indefinite life. An income tax benefit of $2,079, $2,803, and $1,371 related to the exercise of employee stock options was credited to shareholders' equity in 2000, 1999, and 1998, respectively. No provision was made for U.S. taxes payable on undistributed earnings of non-U.S. subsidiaries amounting to approximately $287,535, $240,878 and $224,918 in 2000, 1999 and 1998, respectively, as such amounts are permanently reinvested.

**Note 9. Short-Term Debt**

The Company maintains a $250,000 committed bank credit facility with a global bank syndicate comprising 12 banks. This bank credit facility is unsecured and has a three-year term ending April 2001. The credit facility includes subfacilities for borrowings in foreign currencies and for the issuance of letters of credit. The base interest rates applicable to borrowings may be fixed or various floating rates, depending on the type and currency of the borrowing. Interest spreads and fees are based upon the Company's fixed charge coverage ratio for the preceding four quarters. The terms of the credit agreement contain, among other things, limitations on debt of the Company and its subsidiaries and financial covenants requiring the Company to maintain compliance with a minimum fixed charge coverage ratio requirement and a maximum leverage ratio requirement. As of December 31, 2000, the Company was in compliance with such requirements. At December 31, 2000 and 1999, $77,758 and $95,139, respectively, were drawn against the credit facilities. The nominal value of the borrowings approximates fair value. There are no compensating balance requirements or material commitment fees associated with the credit facility.

In addition, the Company has established unsecured, uncommitted lines of credit with eight banks, totaling $160,541, to meet short-term cash requirements of the business. These unsecured lines of credit provide loans at floating interest rates. At December 31, 2000 and 1999, $30,600 and $0, respectively, were outstanding under these arrangements.

The weighted-average interest rates on short-term debt at December 31, 2000 and 1999 were 4.23% and 3.32%, respectively. The Company's short-term borrowings at December 31, 2000 and 1999 were in the United States and Japan.

*(Dollar amounts in thousands, except per share data)*

### Note 10. Derivative Instruments and Hedging Activities

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" on January 1, 1999. In accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative-effect expense of $63 in other comprehensive income to recognize at fair value all derivatives that are designated as cash-flow and foreign currency cash-flow hedging instruments.

The Company receives management fees and royalties from its non-U.S. subsidiaries. Additionally, the Company's European subsidiaries purchase data services from a third-party provider in the United Kingdom. The Company uses foreign-currency forward-exchange contracts with durations of less than 12 months, to hedge against the effect of exchange-rate fluctuations on these forecasted cash flows.

All derivatives are recognized on the balance sheet at their fair value. On the date a forward contract is entered into, the Company designates the derivative as a cash-flow or foreign-currency cash-flow hedge. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as a foreign-currency cash-flow hedge, are recorded in other comprehensive income. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives that are designated as foreign-currency hedges to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

As of December 31, 2000 and 1999, deferred net (losses) gains of ($510) and $91, respectively, on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 12 months. Transactions and events that are expected to occur over the next 12 months which will necessitate reclassifying to earnings these derivative losses include third party data service, management fee and royalty payments.

### Note 11. Capital Stock

The Company has authority to issue 160,000,000 shares, of which 150,000,000 represent shares of ACNielsen Common Stock, 5,000,000 represent shares of Preferred Stock and 5,000,000 represent shares of Series Common Stock. The Board of Directors is authorized to issue one or more series of Preferred Stock and Common Stock, and to establish the number of shares in that series, voting rights (if any), consideration for such shares, and other rights or restrictions of the shares in that series. At December 31, 2000, no Preferred Stock or Series Common Stock had been issued.

In October 1996, the Company adopted a Shareholders' Rights Plan. Under the plan, each share of the Company's Common Stock has a right that trades with the stock until the right becomes exercisable. Each right entitles the shareholders to buy 1/1,000 of a share of Series A Junior Participating Preferred Stock of the Company at a purchase price of $108 per 1/1,000 of a share, subject to adjustment. The rights will not be exercisable until a person or group (Acquiring Person) acquires beneficial ownership of, or commences a tender offer for, 15% or more of the Company's outstanding Common Stock.

In the event of such a 15% acquisition or if subsequently the Company is acquired in a merger or other business combination, as described in the Shareholders' Rights Plan, each right will entitle its holder (other than the Acquiring Person) to receive upon exercise, stock with a value of two times the exercise price in the form of the Company's Common Stock or, where appropriate, the Acquiring Person's common stock. The Company may redeem the rights, which expire in October 2006, for $.01 per right, under certain circumstances.

In connection with the Merger Agreement, the Company executed an amendment to the Shareholders' Rights Plan dated December 17, 2001. This amendment provided that the rights would not become exercisable by reason of the execution or delivery of the Merger Agreement or the

*(Dollar amounts in thousands, except per share data)*

**Note 11. Capital Stock (Continued)**

consummation of the transactions to be effected pursuant to the Merger Agreement and that the rights would expire immediately prior to the consummation of the Tender Offer.

The terms of the Indemnity and Joint Defense Agreement (see Note 13) limit the Company's ability to make certain payments ("Restricted Payments"), including payments for dividends and stock repurchases. Pursuant to such limitation, the aggregate amount of all Restricted Payments made by the Company cannot exceed the sum of $15,000 and 20% of the Company's cumulative net earnings, as defined, from November 1, 1996. The Board of Directors has authorized the Company to repurchase ACNielsen Common Stock up to the amount permitted by the Indemnity and Joint Defense Agreement. During 2000, the Company repurchased 406,854 shares of its Common Stock for a total of $8,485.

**Note 12. Leases and Other Commitments**

Certain of the Company's operations are conducted from leased facilities, which are under operating leases. Rental expense under real estate operating leases, net of sublease rentals, for the years 2000, 1999, and 1998 was $39,815 $41,135, and $39,361, respectively.

The Company also leases or participates with others in leases of certain computer and other equipment under operating leases. These leases are frequently renegotiated or otherwise changed as advancements in computer technology produce opportunities to lower costs and improve performance. Rental expense under computer and other equipment leases was $29,049, $24,146, and $26,248 for 2000, 1999, and 1998 respectively.

At December 31, 2000, the approximate minimum annual rental expense for real estate and computer and other equipment under operating leases that have remaining noncancelable lease terms in excess of one year, net of sublease rentals, is as follows:

| Years Ended | Real Estate | Computer & Other Equipment |
|---|---|---|
| 2001 | $ 29,390 | $11,696 |
| 2002 | 27,302 | 8,283 |
| 2003 | 22,423 | 3,202 |
| 2004 | 18,841 | 2,092 |
| 2005 | 12,469 | 1,711 |
| Thereafter | 40,581 | 1,168 |
| | $151,006 | $28,152 |

The Company has agreements with third parties, for certain data processing services, extending beyond one year. At December 31, 2000, the minimum annual services covered by these agreements are approximately as follows:

| Years Ended | |
|---|---|
| 2001 | $ 20,233 |
| 2002 | 21,705 |
| 2003 | 19,287 |
| 2004 | 16,251 |
| 2005 | 15,120 |
| Thereafter | 18,900 |
| | $111,496 |

*(Dollar amounts in thousands, except per share data)*

## Note 13. Litigation

On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants The Dun & Bradstreet Corporation ("Old D&B"), A.C. Nielsen Company which is a subsidiary of the Company ("ACNielsenCo"), and I.M.S. International, Inc. ("IMS"), formerly a subsidiary of Cognizant Corporation ("Cognizant") and a predecessor of IMS Health Incorporated (the "IRI Action"). Old D&B was formerly the parent of the Company, ACNielsenCo, Cognizant and IMS.

The complaint alleges various violations of the United States antitrust laws, including alleged violations of Sections 1 and 2 of the Sherman Act. The complaint also alleges a claim of tortious interference with a contract and a claim of tortious interference with a prospective business relationship. These latter claims relate to the acquisition by defendants of Survey Research Group Limited ("SRG"). IRI alleges that SRG violated an alleged agreement with IRI when it agreed to be acquired by defendants and that defendants induced SRG to breach that agreement.

IRI's complaint alleges damages in excess of $350,000, which amount IRI has asked to be trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount.

By notice of motion dated October 15, 1996, defendants moved for an order dismissing all claims in the complaint. On May 6, 1997 the United States District Court for the Southern District of New York issued a decision on the motion to dismiss. The Court dismissed IRI's claim of attempted monopolization in the United States with leave to replead within sixty days. The Court denied defendants' motion with respect to the remaining claims in the complaint.

On June 3, 1997, defendants filed an answer and counterclaims. Defendants denied all material allegations of the complaint. In addition, ACNielsenCo asserted counterclaims against IRI alleging that IRI has made false and misleading statements about ACNielsenCo's services and commercial activities and that such conduct constitutes a violation of Section 43(a) of the Lanham Act and unfair competition. ACNielsenCo seeks injunctive relief and damages.

On July 7, 1997, IRI filed an amended complaint seeking to replead the claim of attempted monopolization in the United States, which had been dismissed by the Court in its May 6, 1997 decision. By notice of motion dated August 18, 1997, defendants moved for an order dismissing the amended claim. On December 1, 1997, the Court denied defendants' motion. On December 22, 1999, defendants filed a motion for partial summary judgment seeking to dismiss IRI's non U.S. antitrust claims. On July 12, 2000, the Court granted the motion dismissing claims of injury suffered from activities in foreign markets where IRI operates through subsidiaries or companies owned by joint ventures or "relationships" with local companies. Discovery is currently ongoing.

In connection with the IRI Action, Old D&B, Cognizant (the former parent company of IMS) and the Company entered into an Indemnity and Joint Defense Agreement (the "Indemnity and Joint Defense Agreement") pursuant to which they agreed (i) to certain arrangements allocating potential liabilities ("IRI Liabilities") that may arise out of or in connection with the IRI Action and (ii) to conduct a joint defense of such action. In particular, the Indemnity and Joint Defense Agreement provides that the Company will assume exclusive liability for IRI Liabilities up to a maximum amount to be calculated at the time such liabilities, if any, become payable (the "ACN Maximum Amount"), and that Cognizant and Old D&B will share liability equally for any amounts in excess of the ACN Maximum Amount (such liability of Cognizant being hereinafter referred to as the "Cognizant Liabilities" and such liability of Old D&B being hereinafter referred to as the "Old D&B Liabilities"). The ACN Maximum Amount will be determined by an investment banking firm as the maximum amount which the Company is able to pay after giving effect to (i) any plan submitted by such investment bank which is designed to maximize the claims paying ability of the Company without impairing the investment banking firm's ability to deliver a viability opinion (but which will not require any action requiring stockholder approval), and (ii) payment of related fees and expenses. For these purposes, financial viability means the ability of the Company, after giving effect to such plan, the payment of related fees and expenses and the payment of the ACN Maximum Amount, to pay its debts

*(Dollar amounts in thousands, except per share data)*

**Note 13. Litigation (Continued)**

as they become due and to finance the current and anticipated operating and capital requirements of its business, as reconstituted by such plan, for two years from the date any such plan is expected to be implemented.

The Indemnity and Joint Defense Agreement also imposes certain restrictions on the payment of cash dividends and the ability of the Company to purchase its stock.

In June 1998, (i) Old D&B changed its name to R.H. Donnelley Corporation and spun off (the "D&B Spin") a company named The Dun & Bradstreet Corporation ("New D&B"), and (ii) Cognizant changed its name to Nielsen Media Research, Inc. ("NMR") and spun off (the "Cognizant Spin") a company named IMS Health Incorporated ("IMS Health"). On September 30, 2000, New D&B changed its name to Moody's Corporation and spun off (the "Moody's Spin") a company now named The Dun & Bradstreet Corporation ("Current D&B"). As contemplated by the terms of a Distribution Agreement (the "Distribution Agreement") dated as of October 28, 1996 among the Company, Old D&B and Cognizant, (i) New D&B, in connection with the D&B Spin, and Current D&B, in connection with the Moody's Spin, provided undertakings to the Company to be jointly and severally liable for the Old D&B Liabilities, and (ii) IMS Health, in connection with the Cognizant Spin, provided an undertaking to the Company to be jointly and severally liable for the Cognizant Liabilities. Also, in connection with certain other spin-off transactions since the date of the Distribution Agreement, the Company has received comparable undertakings with respect to the Cognizant Liabilities from Gartner Group, Inc. and Synavant Inc.

Management of ACNielsen is unable to predict at this time the final outcome of the IRI Action or whether its resolution could materially affect the Company's results of operations, cash flows or financial position.

The Company and its subsidiaries are also involved in other legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such current legal proceedings, claims and litigation, if decided adversely, could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters will not materially affect the Company's consolidated financial position.

**Note 14. Supplemental Financial Data**

**Accounts Receivable—Net:**

| | 2000 | 1999 |
|---|---|---|
| Trade | $242,639 | $237,529 |
| Less: allowance for doubtful accounts | (9,890) | (10,328) |
| Unbilled receivables | 36,198 | 33,156 |
| Other | 30,684 | 33,909 |
| | $299,631 | $294,266 |

**Other Current Assets:**

| | 2000 | 1999 |
|---|---|---|
| Deferred taxes | $ 12,073 | $ 26,704 |
| Prepaid expenses | 38,949 | 35,337 |
| | $ 51,022 | $ 62,041 |

*(Dollar amounts in thousands, except per share data)*

Note 14. Supplemental Financial Data (Continued)

Property, Plant and Equipment—Net:

| | 2000 | 1999 |
|---|---|---|
| Land | $ 3,746 | $ 3,990 |
| Buildings | 44,641 | 46,819 |
| Computer Hardware and Other Equipment | 327,173 | 354,800 |
| Leasehold Improvements | 43,256 | 40,357 |
| Less: accumulated depreciation and amortization | (268,536) | (286,866) |
| | $150,280 | $159,100 |

Accounts Payable:

| | 2000 | 1999 |
|---|---|---|
| Trade | $ 53,206 | $ 50,074 |
| Taxes other than income taxes | 27,618 | 26,592 |
| Other | 4,499 | 6,433 |
| | $ 85,323 | $ 83,099 |

Accrued and Other Current Liabilities:

| | 2000 | 1999 |
|---|---|---|
| Salaries, wages, bonuses and other compensation | $ 90,472 | $ 83,748 |
| Deferred revenue and advance billings | 54,800 | 53,881 |
| Postemployment benefits | 16,470 | 20,400 |
| Other | 149,747 | 141,988 |
| | $311,489 | $300,017 |

Intangibles and Other Assets, Computer Software and Goodwill:

| | Intangibles and Other Assets | Computer Software | Goodwill |
|---|---|---|---|
| January 1, 1999 | $69,889 | $42,588 | $328,326 |
| Additions at cost | 8,033 | 40,862 | 40,447 |
| Amortization | (4,393) | (18,146) | (12,345) |
| Increase in deferred income taxes | 13,835 | — | — |
| Start-up Cost Write-off | (30,503) | — | — |
| Foreign exchange, asset write-offs and other | (3,811) | (994) | (3,064) |
| December 31, 1999 | 53,050 | 64,310 | 353,364 |
| Additions at cost | 4,753 | 32,945 | 11,272 |
| Amortization | (4,973) | (24,873) | (13,249) |
| Increase in deferred income taxes | 11,236 | — | — |
| Foreign exchange, asset write-offs and other | (4,111) | (8,135) | (13,346) |
| December 31, 2000 | $59,955 | $64,247 | $338,041 |

Accumulated amortization of intangibles and other assets, computer software, and goodwill was $218,589 and $185,791 at December 31, 2000 and 1999, respectively.

*(Dollar amounts in thousands, except per share data)*

**Note 15. Operations by Geographic Segment**

The Company, operating globally, delivers market research, information and analysis to the consumer products and service industries. The Company is organized into three geographic regions—the Americas, Europe, Middle East & Africa, and Asia Pacific. A senior executive is responsible for the performance of each geographic region. Additionally in 1999, the Company formed a venture to launch a global Internet Measurement Service, known as ACNielsen eRatings.com (See Note 4). The results of this venture are reported and evaluated separately by company management. The Company evaluates regional performance based on operating income, excluding Operation Leading Edge charges, ACNielsen eRatings.com and incremental costs of Year 2000 computer software modifications. The accounting for segment reporting is consistent with the significant accounting policies discussed in Note 2.

Financial information by reporting segment is summarized as follows.

Inter-area sales were not significant.

| | Operating Revenue | Operating Income (Loss) | Assets | Depreciation and Amortization | Capital Expenditures[1] | Computer Software |
|---|---|---|---|---|---|---|
| **2000** | | | | | | |
| United States | $ 520,903 | $ 69,393 | $ 390,670 | $32,794 | $15,284 | $21,696 |
| Canada/Latin America | 202,932 | 31,041 | 162,890 | 9,859 | 9,060 | 2,119 |
| Total Americas | 723,835 | 100,434 | 553,560 | 42,653 | 24,344 | 23,815 |
| Europe, Middle East & Africa | 562,835 | 27,050 | 442,114 | 29,776 | 16,968 | 6,285 |
| Asia Pacific | 287,154 | 24,703 | 225,761 | 16,597 | 12,810 | 1,528 |
| Subtotal—Regions | 1,573,824 | 152,187 | 1,221,435 | 89,026 | 54,122 | 31,628 |
| ACNielsen eRatings.com | 2,857 | (19,988) | 14,919 | 759 | 2,103 | 1,317 |
| Total | $1,576,681 | $132,199 | $1,236,354 | $89,785 | $56,225 | $32,945 |
| **1999** | | | | | | |
| United States | $ 478,146 | $ 56,364 | $ 361,317 | $28,772 | $13,164 | $15,727 |
| Canada/Latin America | 180,665 | 28,515 | 141,661 | 8,670 | 7,488 | 2,462 |
| Total Americas | 658,811 | 84,879 | 502,978 | 37,442 | 20,652 | 18,189 |
| Europe, Middle East & Africa | 594,509 | 30,511 | 504,807 | 28,314 | 22,932 | 20,703 |
| Asia Pacific | 272,055 | 19,566 | 219,015 | 17,364 | 14,979 | 1,970 |
| Subtotal—Regions | 1,525,375 | 134,956 | 1,226,800 | 83,120 | 58,563 | 40,862 |
| ACNielsen eRatings.com | — | (1,092) | 1,086 | 16 | 20 | — |
| Total | $1,525,375 | $133,864 | $1,227,886 | $83,136 | $58,583 | $40,862 |
| **1998** | | | | | | |
| United States | $ 390,374 | $ 39,041 | $ 307,623 | $26,346 | $ 9,675 | $19,089 |
| Canada/Latin America | 188,396 | 31,797 | 135,523 | 9,720 | 8,231 | 1,827 |
| Total Americas | 578,770 | 70,838 | 443,146 | 36,066 | 17,906 | 20,916 |
| Europe, Middle East & Africa | 589,620 | 29,158 | 470,778 | 32,106 | 17,618 | 12,742 |
| Asia Pacific | 257,006 | 7,546 | 211,693 | 17,706 | 19,851 | 962 |
| Total | $1,425,396 | $107,542 | $1,125,617 | $85,878 | $55,375 | $34,620 |

(1) Capital expenditures relate only to long-lived assets and do not include additions to intangibles and other assets, and goodwill of $16,025, $48,480 and $142,342 in 2000 and 1999, and 1998, respectively.

*(Dollar amounts in thousands, except per share data)*

Note 15. Operations by Geographic Segment (Continued)

Reconciliation of Segment Operating Income to Pre-Tax Income:

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| Segment Operating Income | $132,199 | $133,864 | $107,542 |
| Operation Leading Edge Costs[1] | (52,372) | — | — |
| Year 2000 Expenses | — | (12,078) | (15,911) |
| Reported Operating Income | 79,827 | 121,786 | 91,631 |
| Other Income—Net | 2,190 | 6,780 | 6,985 |
| Pre-Tax Income | $ 82,017 | $128,566 | $ 98,616 |

(1) Operation Leading Edge Costs for the year totaling $52,372 ($8,903 in the U.S., $2,242 in Canada/ Latin America, $28,238 in Europe, Middle East & Africa, and $12,989 in Asia Pacific).

Note 16. Earnings per Share

| | 2000 | 1999 | 1998 |
|---|---|---|---|
| Weighted-average number of shares outstanding basic EPS | 57,773 | 57,806 | 57,236 |
| Dilutive effect of shares issuable as of year-end under stock option plans | 1,398 | 1,901 | 2,010 |
| Adjustment of shares applicable to stock options and stock appreciation rights exercised during the year | 401 | 292 | 588 |
| Weighted-average number of shares outstanding and common stock equivalents diluted EPS | 59,572 | 59,999 | 59,834 |
| Net income | $ 50,851[1] | $ 56,967[2] | $57,209 |
| Basic earnings per share | $ .88[1] | $ .99[2] | $ 1.00 |
| Diluted earnings per share | $ .85[1] | $ .95[2] | $ .96 |

Options to purchase 2,935,126 shares of common stock at share prices ranging from $25.31 to $30.82, 2,766,400 shares of common stock at share prices ranging from $23.81 to $30.82, and 1,309,900 shares of common stock at share prices ranging from $26.19 to $27.75 per share were outstanding at the end of the years 2000, 1999, and 1998, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

(1) Includes $32,471 of after-tax charges for Operation Leading Edge and $12,393 of after-tax losses for ACNielsen eRatings.com, the Company's Internet Measurement business. Excluding these charges, basic and fully diluted earnings per share were $1.66 and $1.61, respectively.

(2) Includes the cumulative effect of adopting SOP 98-5, "Reporting on the Costs of Start-Up Activities," which resulted in a charge of $20,173, net of tax, or $.35 per basic or $.34 per diluted share.

*(Dollar amounts in thousands, except per share data)*

**Note 17. Quarterly Financial Data (Unaudited)**

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 | Year |
| 2000 | | | | | |
| Operating Revenue | $374,008 | $401,784 | $390,949 | $409,940 | $1,576,681 |
| Operating Income | $ (551) | $ 23,875 | $ 26,775 | $ 29,728 | $ 79,827 |
| Net Income | $ 167 | $ 14,869 | $ 16,970 | $ 18,845 | $ 50,851 |
| Earnings per Share | | | | | |
| Basic | $ .00 | $ .26 | $ .29 | $ .33 | $ .88 |
| Diluted | $ .00 | $ .25 | $ .29 | $ .31 | $ .85 |
| Average Number of Shares Outstanding: | | | | | |
| Basic | 57,729 | 57,677 | 57,794 | 57,887 | 57,773 |
| Diluted | 58,711 | 59,051 | 59,467 | 59,882 | 59,572 |
| 1999 | | | | | |
| Operating Revenue | $353,951 | $380,700 | $381,911 | $408,813 | $1,525,375 |
| Operating Income | $ 7,376 | $ 34,191 | $ 36,945 | $ 43,274 | $ 121,786 |
| Income Before Cumulative Effect of Change in Accounting Principle(1) | $ 5,964 | $ 20,905 | $ 23,419 | $ 26,852 | $ 77,140 |
| Net Income (Loss) | $(14,209) | $ 20,905 | $ 23,419 | $ 26,852 | $ 56,967 |
| Earnings per Share Before Cumulative Effect of Change in Accounting Principle(1) | | | | | |
| Basic | $ .10 | $ .36 | $ .40 | $ .46 | $ 1.33 |
| Diluted | $ .10 | $ .35 | $ .39 | $ .45 | $ 1.29 |
| Average Number of Shares Outstanding: | | | | | |
| Basic | 57,554 | 57,808 | 57,952 | 57,902 | 57,806 |
| Diluted | 59,622 | 60,147 | 60,128 | 59,325 | 59,999 |

(1) Excludes the cumulative effect of adopting SOP 98-5, "Reporting on the Costs of Start-Up Activities," which resulted in a charge in the first quarter of 1999 of $20,173, net of income tax benefits of $10,330 or $0.35 per basic share or $0.34 per diluted share.

(This page has been left blank intentionally.)

VNU N.V.
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands

**Auditors**
Ernst & Young Accountants
P.O. Box 7883
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The Netherlands

**Legal advisor to VNU N.V. as to Dutch law**
Allen & Overy
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The Netherlands

**Legal advisor to VNU N.V. as to U.S. and English law**
Allen & Overy
One New Change
London EC4M 9QQ
England

**Legal advisor to the Managers as to Dutch law**
Cleary, Gottlieb, Steen & Hamilton
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1040 Brussels
Belgium

**Legal advisor to the Managers as to U.S. and English law**
Cleary, Gottlieb, Steen & Hamilton
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London EC2V 5EH
England

**Registrar**
Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
Luxembourg — L1115

**Principal Paying and Conversion Agent**
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**Listing Agent**
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**Trustee**
N.V. Algemeen Nederlands Trustkantoor ANT
Herengracht 420
1017 BZ Amsterdam
The Netherlands

vnu

Merrill Corporation Ltd. London
01LON1253

# 2002

## VNU cash earnings increase by 5% in first half of 2002

| | | |
|---|---|---|
| Cash earnings - earnings before goodwill charges* and extraordinary items | + 5% to EUR | 201 million |
| Cash earnings per share earnings per share before goodwill charges* and extraordinary items | + 3% to EUR 0.82 | |
| Average number of common shares outstanding increased by 2% to 240 million | | |
| Net revenues | - 10% to EUR | 2,164 million |
| Total operating income | - 13% to EUR | 348 million |
| Net earnings | + 23% to EUR | 93 million |
| Operating income as a percentage of net revenues 15.6% | | |
| VNU expects to increase cash earnings per share for 2002 at approximately the same rate as in the first half of the year | | |

* Goodwill charges include normal goodwill amortization and possible charges based on impairment tests.

VNU today reported a 5% increase in cash earnings and a 3% increase in cash earnings per share for the first half of 2002, exceeding the company's expectations that were made public in March of this year. This improvement was primarily due to a more favorable development in most of the business groups and the acquisition of Golden Pages in Ireland.

In the first half of 2002, operating income of the Marketing Information group grew substantially. This also applies to the Media Measurement & Information group excluding one-time charges at NetRatings.

Operating income of the Business Information group decreased less than expected. The decrease was the result of an economic slowdown which caused a significant decline in advertising volume for trade periodicals, especially in Europe. Cost-saving measures only partially offset this decline. However, operating income of the trade show business, part of this group, showed a slight increase.
Operating income of the Directories group declined slightly. The negative effects of a strike in Belgium were partially offset by the positive effect of the acquisition of the Golden Pages business in Ireland.

Excluding the 'Internet Measurement' activities of NetRatings, other Internet related activities showed positive results. The improved operating performance of NetRatings was more than offset by a charge for reorganization. Including this charge, the operating loss of 'Internet Measurement' activities increased to EUR 31 million.

Due to lower interest expense, the interest coverage ratio will increase substantially in 2002 compared with 2001.

Rob van den Bergh, Chairman of the Executive Board, commented on the first half results: '*The results were better than expected and demonstrate our enhanced ability to deliver improved results even in difficult economic conditions. Our largest groups, Marketing Information and Media Measurement & Information, showed a strong performance in line with our targets, outperforming the market. As a media and information company we are able to deliver good growth perspective in the longer term because we are in an unparalleled position to create a new business model by linking our resources to provide clients with actionable insights, industry expertise and marketplace connectivity. This is a unique strength. The dramatic change in our business portfolio – replacing business segments sensitive to cyclical fluctuations with more recession-resilient, branded 'must have' information for professionals – has clearly paid off. The strong growth of the Marketing Information and Media Measurement & Information groups offsets the fall-off in advertising in our Business Information group. Our trade show business performed well in a period of economic slowdown. Trade shows and conferences currently generate approximately 60% of the operating income of our Business Information group. The tough economic conditions affected operating income of the Directories group only slightly. The acquisition of the Golden Pages business in Ireland had an immediate positive effect and strengthened our growth opportunities in this business segment. VNU is in very good shape; we transformed the company in time to benefit from the lower cyclicality and higher growth potential of our portfolio. We have confidence that VNU will continue to grow in the second half of 2002.*'

## Revenues and Results

Mainly as the result of the elimination of net revenues and operating income of the divested Consumer Information and Educational Information groups, net revenues declined by 10% from EUR 2,392 million to EUR 2,164 million and total operating income including VNU's share in operating income of non-consolidated subsidiaries declined by 13% from EUR 398 million to EUR 348 million. Total operating income was also negatively affected by one-time items totalling EUR 7 million, representing one-time charges of EUR 13 million for the Media Measurement & Information group and one-time gains of EUR 6 million for the Business Information group.
Operating income expressed as a percentage of net revenues amounted to 15.6%.

Cash earnings – earnings before goodwill amortization, impairment charges and extraordinary items – increased in the first half of 2002 by 5% from EUR 191 million to EUR 201 million. This increase was primarily the result of lower interest expenses, lower income taxes and a lower amount for minority interests, partially offset by the elimination of operating income from the divested Consumer Information and Educational Information groups.

Cash earnings per share – earnings per share before goodwill amortization, impairment charges and extraordinary items – increased by 3% to EUR 0.82.
The growth rate in cash earnings per share was impacted by a 2% increase in the average number of common shares outstanding. Without the Golden Pages acquisition, cash earnings per share would have been EUR 0.79.

Net earnings increased by 23% from EUR 75 million to EUR 93 million. The difference in increase in net earnings and cash earnings is the result of lower goodwill amortization.

## Performance by Group

In the first half of 2002 and 2001, VNU's business groups generated the following net revenues and operating income. Total operating income also includes operating income of non-consolidated subsidiaries.

| AMOUNTS X EUR 1 MILLION | first half 2002 | | first half 2001 | |
|---|---|---|---|---|
| | NET REVENUES | TOTAL OPERATING INCOME | NET REVENUES | TOTAL OPERATING INCOME |
| Marketing Information | 989 | 96 | 767 | 74 |
| Media Measurement & Information | 529 | 83 | 469 | 85 |
| Business Information | 441 | 78 | 523 | 96 |
| Directories | 205 | 98 | 199 | 100 |
| Divested operations | – | – | 434 | 49 |
| Other | – | (7) | – | (6) |
| Total | 2,164 | 348 | 2,392 | 398 |

## Marketing Information

The worldwide operating Marketing Information group achieved excellent growth in both net revenues and total operating income. This group accounted for 46% of total net revenues in the first half of 2002. Net revenues of the Marketing Information group, which are mainly generated by the 'Retail Measurement' services of ACNielsen, increased by 29% from EUR 767 million to EUR 989 million in the first half of the year.

ACNielsen collects, analyzes and interprets data on consumer attitudes and purchasing behavior and provides its clients with in-depth insight about marketplace dynamics, to enable them to enhance their marketing and sales programs.

Total operating income of this group increased by 30% from EUR 74 million to EUR 96 million. Although 2001 results exclude ACNielsen's operating income prior to February 16, this did not materially impact comparisons with 2002, since ACNielsen does not record a significant amount of operating income in the early weeks of the calendar year. ACNielsen's operating income typically builds over the course of the year, with more income recorded in the second half of the year than in the first half.

On a pro forma basis (including ACNielsen from January 1, 2001), organic growth of net revenues in constant currency for the Marketing Information group amounted to 5%. This growth is in line with our previous guidance that annual revenue growth would be 5-7% for this group in constant currency. The pro forma organic growth of ACNielsen amounted to 7%.

Operating margin of the group was 9.6%.

During the first half, ACNielsen continued to sign new clients for *Category Business Planner*, an Internet-based category management system that allows consumer product manufacturers and retailers to collaborate more effectively on marketing programs. ACNielsen introduced *Category Business Planner* in the United States during 2001, and the system is now used by more than 45 U.S. retailers and manufacturers.

In Europe, operating efficiency further improved as progress was made with the major restructuring program, 'Operation Leading Edge'. Under this program, plans have been made to create a 'shared service center' to streamline back-office functions and reduce costs. Implementation of 'Operation Leading Edge' will, over time, result in higher operating income and an improved operating margin.

In the Asian Pacific region, the group also realized a strong increase in net revenues and operating income. Early July 2002, Claritas Europe sold its 50% interest in Abacus Direct Europe, which is active in the field of database marketing, to DoubleClick.

For 2002 in total, we expect organic revenue growth in constant currency of 5 to 7% for the Marketing Information group. This expectation is in line with our previous statements.

## Media Measurement & Information

The Media Measurement & Information group generated 24% of total net revenues in the first half of 2002. Net revenues of this group, of which Nielsen Media Research is the cornerstone, increased by 13% from EUR 469 million to EUR 529 million. VNU's activities in this area include measurement and analysis of audiences for television and radio, analysis of Internet usage,

advertising information services that track both spending and creative content, and other types of media information and media solutions.

The *Nielsen* brand name is the worldwide 'currency' for the information services of this group and the brand also has been extended to our Entertainment Information businesses. This 'branding' strategy is an important step in the group's plan to integrate the data and information of its media and entertainment information businesses and to develop new information services. As part of this strategy, during the first half Nielsen Media Research in the United States was combined with ACNielsen Media International, which is active in 40 countries, to form a single media measurement business operating under the brand name *Nielsen Media Research*.

Total operating income of the group declined by 2% from EUR 85 million to EUR 83 million, due primarily to lower results at NetRatings, VNU's 65%-owned Internet measurement business.

Results of NetRatings were under pressure as a result of one-time charges totalling EUR 13 million related to restructuring measures and a settlement of patent litigation with Jupiter Media Metrix. Excluding these one-time charges, operating income increased by 13%. On a pro forma basis (including ACNielsen Media International from January 1, 2001), organic growth of net revenues in constant currency for the Media Measurement & Information group amounted to more than 6%. Nielsen Media Research in the United States generated organic revenue growth of 9%, whereas SRDS and NetRatings showed lower revenues.

Operating margin of the group amounted to 15.7%.

Among the major developments of the first half, the business units which measure and analyze Internet audiences and usage have been consolidated.

NetRatings, provider of the global standard in Internet audience measurement and analysis, acquired ACNielsen eRatings, which offers the *Nielsen//NetRatings* service outside of the United States. With the completion of this transaction, VNU now has a majority interest of 65% in NetRatings.

Furthermore, NetRatings acquired Jupiter Media Metrix's contracts for European Internet audience measurement. Separately, NetRatings also acquired *AdRelevance*, which measures on-line advertising, and *@plan*, which analyzes Internet users profiles.

For 2002 in total, we expect that Nielsen Media Research In the United States and the Entertainment Information division will generate organic revenue growth in constant currency of at least 8%. However, revenue growth for the overall Media Measurement & Information group is expected to be in line with the growth in the first half of 2002 as a result of a decline in advertising at SRDS and the revenue development of NetRatings.

## Business Information

Operating income of the Business Information group decreased less than expected. The decrease was the result of an economic slowdown which has caused a significant decline in advertising volume for trade periodicals, especially in Europe. Cost-saving measures only partially offset this decline. However, operating income of the trade show business, part of this group, showed a slight increase.

The group accounted for 20% of total net revenues in the first half of 2002, of which less than half is advertising revenues.

VNU is among the largest providers of integrated business-to-business information in the United States and Europe and serves its clients through three channels: printed trade magazines and annual directories, on-line business information, and information through direct personal contact at trade shows, exhibitions and conferences.

Net revenues of Business Information decreased by 16% from EUR 523 million to EUR 441 million. The effect of the rapid economic downturn, which began in the first half of 2001 in the United States and later spread to Europe, was most evident in the first half of 2002. This resulted in a sharp decline in advertising revenues, which decreased by 26% from EUR 279 million to EUR 207 million. In Europe the fall-off in advertising revenue amounted to 36% and in the United States to 19%.

Total operating income decreased by 19% from EUR 96 million to EUR 78 million. Operating income, however, was positively affected by the sale of several business magazines and by insurance benefits resulting from the cancellation of some trade shows. These one-time items amounted to EUR 6 million in total. Results of trade show business slightly increased and the business now generates approximately 60% of the group's operating

income, while American trade magazines generated the other 40%. Operating margin of the group amounted to 17.6%.

## Directories

In the first half of 2002, the Directories group contributed approximately 10% of total net revenues. VNU World Directories is an international publishing company of telephone directories, professional and business directories, as well as a provider of information services on the Internet, (mobile) telephone and CD-ROM. Net revenues of the Directories group increased by 3% from EUR 199 million to EUR 205 million. This is the result of the consolidation of the Golden Pages business in Ireland as of May 22, 2002, following VNU's acquisition of the remaining 63% of this business it did not already own.
A strike in Belgium had a negative effect on net revenues and caused among other things a delay in distribution of certain directories. Economic pressure also affected net revenues and operating income of the group slightly.
Total operating income decreased by 2% from EUR 100 million to EUR 98 million, due primarily to the delay in distribution of certain Belgian directories. The decline was partially offset by the additional results of Golden Pages.
Primarily due to the strike in Belgium, pro forma organic net revenues (including Golden Pages as per January 1, 2001) in constant currency of the Directories group decreased by 11%. Operating margin of the group was 44.6% in the first half of 2002. In addition to the acquisition of the remaining interest in Golden Pages, VNU also acquired a 28% interest in Pagini Aurii, the telephone directories company in Romania.

## Acquisitions

VNU invested EUR 291 million for acquisitions in the first half of 2002. Most important was the acquisition of the remaining interest of 63% in Golden Pages for EUR 185 million. This transaction also included the 100% buy-out of an annual management fee payable by Golden Pages to Eircom.
VNU World Directories entered Romania with the acquisition of a 28% interest in Pagini Aurii for USD 6 million. Pagini Aurii publishes 41 telephone and business directories with an annual circulation of over 2 million copies and also distributes its directory information via the Internet and CD-ROM.
NetRatings acquired the remaining 80% interest of ACNielsen eRatings, which was owned by ACNielsen. With the completion of this transaction, VNU's interest in NetRatings is 65%. In addition, NetRatings acquired Jupiter Media Metrix's European contracts for Internet audience measurement and separately acquired the services *AdRelevance* and *@plan.*
Finally, the Business Information group acquired the Spanish publishing company Publicaciones Profesionales. This company publishes trade magazines and organizes industry events for the advertising and marketing sector.

## Intangibles

The 2002 half yearly financial statements have been compiled in accordance with the principles for the valuation of intangible fixed assets as well as determination of the amortization and impairment charges as used in the 2000 and 2001 financial statements. Starting 2001, in accordance with the Dutch accounting rules an amortization is to be recorded of all intangible fixed assets. In the United States, a standard has been issued that goodwill amortization no longer permits as of 2002 unless it relates to the annual impairment tests.
In 2001, the International Accounting Standards Board (IASB) has started the 'Business Combinations' project. This project is expected to lead to convergence of the International Accounting Standards with the accounting standards in the United States.
The IASB is expected to issue a draft standard shortly, whereafter a definite standard is expected to be issued in 2003. Considering the above mentioned developments, we decided to maintain our current accounting principles in 2002, because we believe that more changes in our intangibles policy will not improve the reader's insight into our financial statements.
Following the Dutch guidelines in the first half of 2002 would have led to additional amortization of publishing rights of EUR 56 million, which also would have entailed longer terms of amortization than 20 years in accordance with our current goodwill amortization policy.
This item has no impact on cash earnings per share, which is the most important benchmark used by VNU.
In the first half of 2002, VNU carried out impairment tests on its publishing rights and goodwill. This did not result in any impairment charge.

## Finances

In May 2002, VNU completed a private issue of 7.85 million common shares at an offering price of EUR 33.75 per share. The EUR 265 million proceeds from this offering were used to finance the add-on acquisition of VNU's interest in Golden Pages, to repay existing indebtedness and for general corporate purposes.

Total net debt decreased from EUR 4.2 billion at the end of 2001 to EUR 3.9 billion at June 30, 2002. Short-term debt decreased by some 50% to EUR 467 million, which is lower than our unused committed 5-year stand-by credit arrangement.

For 2002 as a whole, we expect the interest coverage ratio – total operating income before goodwill amortization and impairment charges plus interest income, divided by interest expense – to improve to 4.1 - 4.4 compared with 3.1 in 2001, which is in line with VNU's desired minimum of 4.0.

We expect the differently defined interest coverage ratio in the loan documentation of long-term non-public debt to amount to 5.6 – 5.9 in 2002. This ratio amounted to 4.1 in 2001. A minimum ratio of 3.0 has been agreed upon with our lenders.

In the first half of 2002, capital expenditure amounted to EUR 84 million. For the full year 2002, we expect the amount to be between EUR 200 million to 210 million.

## Interim Dividend

For the financial year 2002, VNU will pay an interim dividend of EUR 0.12 per common share, which is equal to the 2001 interim dividend. If desired, the interim dividend on common shares can be converted into common stock. Total number of shares necessary to obtain one new share will be fixed on the basis of the average final market prices during the last three days of the period in which shareholders can make the choice between a cash dividend or shares.

The interim dividend expressed in shares will approximate as closely as possible the value of the cash dividend.

For the 7% preferred shares an interim dividend of EUR 0.64 will be paid.

The interim dividend on common shares, which is not indicative of the amount of our final dividend, and the interim dividend on preferred shares, will be paid on August 28, 2002.

## Prospects

For 2002 as a whole, we expect the increase in cash earnings per share – earnings per share before goodwill amortization, impairment charges and extraordinary items – to be approximately at the same level as the increase in cash earnings per share in the first half of 2002. This expectation assumes a USD / EUR parity in the second half of 2002.

Executive Board

Haarlem, August 14, 2002

## Forward looking statements

This document contains forward looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

On December 17, 2002, VNU wil release a 'trading update', which includes preliminary information about VNU's development in the second half of 2002. The 2002 yearly figures will be published on March 12, 2003.

# Consolidated Balance Sheet

| AMOUNTS X EUR 1,000 | June 30 2002 | December 31 2001 | June 30 2001 |
|---|---|---|---|
| **Fixed assets** | | | |
| Intangible assets | **8,757,068** | 9,149,494 | 9,898,726 |
| Property, plant and equipment | **496,403** | 537,515 | 479,027 |
| Long-term financial assets | **156,476** | 171,769 | 221,260 |
| | **9,409,947** | 9,858,778 | 10,599,013 |
| **Current assets** | | | |
| Inventories | **74,606** | 56,602 | 111,524 |
| Accounts receivable and other current assets | **1,411,459** | 1,509,616 | 1,669,329 |
| Cash and cash equivalents | **513,412** | 623,639 | 729,607 |
| | **1,999,477** | 2,189,857 | 2,510,460 |
| Current liabilities | **1,980,342** | 2,683,699 | 4,846,231 |
| Working capital | **19,135** | (493,842) | (2,335,771) |
| Capital to be financed | **9,429,082** | 9,364,936 | 8,263,242 |
| **Non-current liabilities** | | | |
| Debenture loans and private placements | **3,499,093** | 3,355,052 | 2,938,941 |
| Other long-term liabilities | **179,392** | 196,629 | 242,019 |
| | **3,678,485** | 3,551,681 | 3,180,960 |
| Provisions for liabilities and charges | **268,368** | 279,101 | 301,672 |
| Subordinated loans | **491,882** | 491,882 | 491,882 |
| Minority interests | **91,070** | 142,142 | 158,448 |
| **Shareholders' equity** | | | |
| Capital stock | **52,085** | 50,262 | 50,168 |
| Additional paid-in capital | **2,335,849** | 2,067,434 | 2,066,513 |
| Retained earnings | **2,511,343** | 2,782,434 | 2,013,599 |
| | **4,899,277** | 4,900,130 | 4,130,280 |
| Financing capital | **9,429,082** | 9,364,936 | 8,263,242 |

The interim figures included in this report are unaudited.

# Consolidated Statement of Earnings

| AMOUNTS X EUR 1,000 | first half 2002 | first half 2001 | 2001 |
|---|---|---|---|
| Net revenues | **2,163,828** | 2,392,198 | 4,825,093 |
| Raw materials | **235,088** | 311,911 | 531,483 |
| Purchased services | **84,940** | 175,823 | 306,903 |
| Personnel costs | **970,243** | 922,767 | 1,917,675 |
| Depreciation of property, plant and equipment | **81,997** | 74,399 | 148,822 |
| Other operating expenses | **453,309** | 522,164 | 1,114,196 |
| Total operating costs and expenses | **1,825,577** | 2,007,064 | 4,019,079 |
| Operating income | **338,251** | 385,134 | 806,014 |
| Equity in operating income of non-consolidated subsidiaries | **9,341** | 13,129 | 29,187 |
| Total operating income before goodwill amortization and impairment charges | **347,592** | 398,263 | 835,201 |
| Goodwill amortization | **(107,695)** | (115,954) | (260,885) |
| Goodwill impairment charges | **—** | — | (140,000) |
| Operating income after goodwill amortization and impairment charges | **239,897** | 282,309 | 434,316 |
| Interest income | **14,641** | 24,760 | 41,669 |
| Interest expense | **(98,357)** | (157,543) | (279,592) |
| Results from financial income and expense | **(83,716)** | (132,783) | (237,923) |
| Earnings from ordinary activities before income taxes | **156,181** | 149,526 | 196,393 |
| Income taxes | **(65,799)** | (69,650) | (172,058) |
| Earnings from ordinary activities after income taxes | **90,382** | 79,876 | 24,335 |
| Minority interests | **2,442** | (4,387) | (9,638) |
| Earnings from ordinary activities after income taxes and after minority interests | **92,824** | 75,489 | 14,697 |
| Extraordinary items before income taxes | **—** | — | 989,399 |
| Income taxes | **—** | — | — |
| Extraordinary items after income taxes | **—** | — | 989,399 |
| Net earnings | **92,824** | 75,489 | 1,004,096 |

## Per common share

| AMOUNTS X EUR 1 | first half 2002 | first half 2001 | 2001 |
|---|---|---|---|
| Earnings before goodwill amortization, impairment charges and extraordinary items (cash earnings) | **0.82** | 0.80 | 1.73 |
| Earnings before extraordinary items | **0.37** | 0.31 | 0.04 |
| Earnings before extraordinary items including possible dilution effect | **0.37** | 0.31 | 0.04 |

# Shareholders' Equity

## Changes in shareholders' equity are the following:

| AMOUNTS X EUR 1 MILLION | first half 2002 | first half 2001 |
|---|---|---|
| Balance at January 1 | **4,900** | 3,747 |
| Issuance of new shares | **260** | 43 |
| Foreign currency rate differences | **(392)** | 251 |
| Exercise of stockdividend option | **44** | 41 |
| Net earnings current financial year | **93** | 75 |
| Other changes | **(6)** | (27) |
| Balance at June 30 | **4,899** | 4,130 |

# Consolidated Statement of Cash Flows

| AMOUNTS X EUR 1,000 | first half 2002 | | first half 2001 | | 2001 | |
|---|---|---|---|---|---|---|
| Operating income of consolidated subsidiaries after goodwill amortization and impairment charges | | **230,557** | | 269,387 | | 405,549 |
| Adjustments for: | | | | | | |
| Depreciation of property, plant and equipment | | **81,997** | | 74,399 | | 148,822 |
| Goodwill amortization and impairment charges of consolidated subsidiaries | | **107,695** | | 115,747 | | 400,465 |
| Change in provisions and other long-term liabilities | | **(5,083)** | | (16,243) | | (23,647) |
| Change in accounts receivable and other current assets | **19,351** | | (31,194) | | (18,670) | |
| Change in inventories | **(9,886)** | | (15,549) | | 8,683 | |
| Change in current liabilities | **(100,059)** | | (25,088) | | (41,115) | |
| Change in working capital items | | **(90,594)** | | (71,831) | | (51,102) |
| Cash flows from operations of consolidated subsidiaries | | **324,572** | | 371,459 | | 880,087 |
| Interest received | **10,023** | | 38,200 | | 43,067 | |
| Dividends received from non-consolidated subsidiaries | **567** | | 3,333 | | 11,455 | |
| Interest paid | **(77,129)** | | (154,787) | | (262,352) | |
| Income taxes paid | **(30,225)** | | (60,024) | | (142,189) | |
| | | **(96,764)** | | (173,278) | | (350,019) |
| Cash flows from operating activities | | **227,808** | | 198,181 | | 530,068 |
| Acquisitions of consolidated and non-consolidated subsidiaries | **(291,014)** | | (2,720,435) | | (2,782,593) | |
| Divestitures of consolidated and non-consolidated subsidiaries | **19** | | 1,627 | | 1,276,487 | |
| Net investment in property, plant and equipment | **(84,378)** | | (112,797) | | (238,617) | |
| Net investment in long-term financial assets | **(6,078)** | | (3,020) | | 10,429 | |
| Cash flows from investment activities | | **(381,451)** | | (2,834,625) | | (1,734,294) |
| Proceeds from long- and short-term debt | **414,371** | | 4,627,116 | | 5,739,897 | |
| Repayment of long- and short-term debt | **(528,058)** | | (1,749,934) | | (4,268,047) | |
| Proceeds from share issuance | **259,992** | | 6,891 | | 9,175 | |
| Dividends paid | **(51,424)** | | (52,841) | | (69,659) | |
| Cash flows from financing activities | | **94,881** | | 2,831,232 | | 1,411,366 |
| Net cash flows | | **(58,762)** | | 194,788 | | 207,140 |
| Foreign currency translation differences and other changes | | **(51,465)** | | (67,603) | | (185,923) |
| Changes in cash and cash equivalents | | **(110,227)** | | 127,185 | | 21,217 |
| Free cash flows | | **92,006** | | 32,543 | | 221,792 |

VNU nv
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands

telephone +31 23 546 34 63
fax +31 23 546 39 38
corporate website www.vnu.com

File No. 82-2876

2002

## VNU cash earnings stijgt met 5% in eerste halfjaar 2002

| | | |
|---|---|---|
| Cash earnings - nettowinst voor goodwill* en buitengewoon resultaat | + 5% tot EUR | 201 miljoen |
| Cash earnings per share - nettowinst per aandeel voor goodwill* en buitengewoon resultaat | + 3% tot EUR 0,82 | |
| Het gemiddeld aantal geplaatste gewone aandelen is met 2% gestegen tot 240 miljoen | | |
| Netto-omzet | - 10% tot EUR | 2.164 miljoen |
| Totaal bedrijfsresultaat | - 13% tot EUR | 348 miljoen |
| Nettowinst | + 23% tot EUR | 93 miljoen |
| Bedrijfsresultaat als een percentage van de netto-omzet 15,6% | | |
| Voor geheel 2002 verwacht VNU een groei van de cash earnings per share in dezelfde orde van grootte als in het eerste halfjaar | | |

* Onder goodwill wordt verstaan de normale goodwill amortisatie en de eventuele lasten naar aanleiding van uitgevoerde impairment testen.

VNU heeft in het eerste halfjaar 2002 een 5% stijging van de cash earnings en een 3% stijging van de cash earnings per share behaald. Hiermee worden de in maart 2002 uitgesproken verwachtingen overtroffen.
Deze verbetering is vooral toe te schrijven aan een gunstiger ontwikkeling van de meeste business groepen en de overname van Golden Pages in Ierland.

Het resultaat van de Marketing Information groep groeide in het eerste halfjaar 2002 aanzienlijk. Exclusief eenmalige lasten bij NetRatings geldt dit ook voor de Media Measurement & Information groep.

Bij de groep Business Information daalde het resultaat minder dan verwacht. De daling was het gevolg van een economische teruggang die een sterke terugval van het advertentievolume in de vaktijdschriften veroorzaakte, vooral in Europa. Deze achteruitgang werd slechts ten dele gecompenseerd door kostenbesparende maatregelen. Het resultaat van de vakbeurzen, die eveneens tot deze groep behoren, liet daarentegen een lichte stijging zien.

Het resultaat van de groep Directories daalde licht.
De nadelige gevolgen van een staking in België konden gedeeltelijk worden gecompenseerd door het positieve effect van de acquisitie van Golden Pages in Ierland.

Exclusief de 'Internet Measurement' activiteiten van NetRatings behaalden de overige internetactiviteiten een positief resultaat. De verbetering van het resultaat bij NetRatings werd ruimschoots tenietgedaan door een reorganisatielast. Inclusief deze last steeg het operationeel verlies van de 'Internet Measurement' activiteiten tot EUR 31 miljoen.

Als gevolg van lagere rentelasten zal de rentedekkingsratio in 2002 substantieel verbeteren ten opzichte van 2001.

Rob van den Bergh, voorzitter van de Raad van Bestuur, over het eerste halfjaar 2002:

*'De resultaten waren beter dan verwacht.*
*Dit toont aan dat VNU in staat is zelfs onder moeilijke economische omstandigheden hogere resultaten te behalen. Onze grootste groepen Marketing Information en Media Measurement & Information lieten in lijn met onze doelstellingen een sterke vooruitgang zien en presteerden beter dan de markt. Als media- en informatieconcern zijn wij in staat een goed groeiperspectief te bieden op langere termijn, omdat wij in een uitzonderlijke uitgangspositie verkeren voor het ontwikkelen van een nieuw bedrijfsmodel. Door onze diverse informatieproducten met elkaar te combineren zullen wij onze klanten van direct bruikbaar marktinzicht, kennis van hun branche en aansluiting op hun markten kunnen voorzien. Daarmee verkeren wij in een unieke positie.*
*De ingrijpende vernieuwing van onze portfolio, waarbij conjunctuurgevoelige activiteiten hebben plaatsgemaakt voor zakelijke, meer recessiebestendige, 'must have' informatieactiviteiten met sterke merken, heeft duidelijk haar kracht bewezen.*
*De gunstige ontwikkeling bij de groepen Marketing Information en Media Measurement & Information compenseert de daling van de advertentieomzetten van de Business Information groep. Gebleken is dat de vakbeurzen het in een periode van economische teruggang goed blijven doen. Ongeveer 60% van het resultaat van Business Information wordt momenteel behaald met vakbeurzen en conferenties.*
*De economische teruggang had slechts een licht negatief effect op het resultaat van de Directories groep.*
*De acquisitie van Golden Pages in Ierland had een direct gunstig effect en heeft onze groeimogelijkheden in deze sector versterkt.*
*VNU staat er goed voor. De onderneming is tijdig getransformeerd en profiteert ten volle van laag cyclische activiteiten met een hoger groeipotentieel.*
*Wij vertrouwen erop dat de groei van VNU zich in de tweede helft van 2002 zal voortzetten.'*

## Omzet en resultaat

Met name als gevolg van het wegvallen van omzet en resultaat van de verkochte groepen Consumer Information en Educational Information daalde de netto-omzet met 10% van EUR 2.392 miljoen tot EUR 2.164 miljoen en daalde het totaal bedrijfsresultaat, inclusief het aandeel in het resultaat van niet-geconsolideerde deelnemingen, met 13% van EUR 398 miljoen tot EUR 348 miljoen. Het totaal bedrijfsresultaat is voor EUR 7 miljoen negatief beïnvloed door eenmalige posten: eenmalige lasten van EUR 13 miljoen bij de Media Measurement & Information groep en eenmalige baten van EUR 6 miljoen bij de Business Information groep. Het bedrijfsresultaat uitgedrukt in een percentage van de omzet kwam uit op 15,6%.

De cash earnings – nettowinst voor goodwill amortisatie, impairment lasten en buitengewoon resultaat – steeg met 5% van EUR 191 miljoen tot EUR 201 miljoen. Deze stijging is vooral veroorzaakt door de afname van de interestlasten, door lagere belastingen en een lager bedrag minderheidsbelangen derden, gedeeltelijk ongedaan gemaakt door het wegvallen van het resultaat van de Consumer Information en Educational Information groepen.
De cash earnings per share – nettowinst per aandeel voor goodwill amortisatie, impairment lasten en buitengewoon resultaat – nam met 3% toe tot EUR 0,82 als gevolg van een stijging van het gemiddeld aantal geplaatste gewone aandelen met 2%. Zonder de acquisitie van Golden Pages zou de cash earnings per share zijn uitgekomen op EUR 0,79.

De nettowinst steeg met 23% van EUR 75 miljoen tot EUR 93 miljoen. Lagere goodwill amortisatie verklaart het verschil in stijging van de nettowinst en de cash earnings.

## Gang van zaken per groep

De groepen hebben in het eerste halfjaar van 2002 en 2001 de volgende netto-omzetten en bedrijfsresultaten behaald. Het totaal bedrijfsresultaat is inclusief niet-geconsolideerde deelnemingen.

| BEDRAGEN X EUR 1 MILJOEN | eerste halfjaar 2002 | | eerste halfjaar 2001 | |
|---|---|---|---|---|
| | NETTO-OMZET | TOTAAL BEDRIJFS-RESULTAAT | NETTO-OMZET | TOTAAL BEDRIJFS-RESULTAAT |
| Marketing Information | 989 | 96 | 767 | 74 |
| Media Measurement & Information | 529 | 83 | 469 | 85 |
| Business Information | 441 | 78 | 523 | 96 |
| Directories | 205 | 98 | 199 | 100 |
| Verkochte activiteiten | – | – | 434 | 49 |
| Overige | – | (7) | – | (6) |
| Totaal | 2.164 | 348 | 2.392 | 398 |

## Marketing Information

Omzet en resultaat van de wereldwijd opererende Marketing Information groep ontwikkelden zich uitstekend. Deze groep realiseerde in het eerste halfjaar van 2002 46% van de totale concernomzet.

De netto-omzet van de groep, die vooral gegenereerd wordt door de 'Retail Measurement' activiteiten van ACNielsen, steeg met 29% van EUR 767 miljoen tot EUR 989 miljoen. ACNielsen verzamelt, analyseert en interpreteert gegevens over het koopgedrag van consumenten en maakt voor haar klanten ontwikkelingen in de markt inzichtelijk, waardoor zij hun marketing- en verkoopprogramma's kunnen optimaliseren.

Het totaal bedrijfsresultaat van deze groep nam met 30% toe van EUR 74 miljoen tot EUR 96 miljoen. Hoewel bij de resultaten 2001 het bedrijfsresultaat van ACNielsen voor 16 februari buiten beschouwing is gelaten, heeft dit geen wezenlijke invloed op de vergelijking met 2002 omdat ACNielsen in de eerste weken van het boekjaar maar een beperkt resultaat behaalt. ACNielsen realiseert in het tweede halfjaar een hoger resultaat dan in het eerste halfjaar.

Op pro forma basis (inclusief ACNielsen vanaf 1 januari 2001) bedroeg de autonome netto-omzetgroei in constante valuta van Marketing Information 5%. Dit is in lijn met de eerder gedane uitspraak dat VNU een jaarlijkse omzetgroei uitgedrukt in constante valuta voor deze groep verwacht van 5 tot 7%. De pro forma autonome groei van ACNielsen kwam uit op 7%.

De operationele marge van de groep bedroeg 9,6%.

Voor de door ACNielsen in 2001 in de Verenigde Staten gelanceerde *Category Business Planner*, een op internet gebaseerde planningmethode die fabrikanten en detaillisten in staat stelt hun marketingprogramma's zo goed mogelijk op elkaar af te stemmen, zijn in het eerste halfjaar nieuwe contracten afgesloten. Inmiddels wordt dit product door meer dan 45 detaillisten en fabrikanten in de Verenigde Staten gebruikt.

In Europa nam het resultaat verder toe door de voortgang die geboekt werd met het herstructureringsprogramma 'Operation Leading Edge'. In het kader van dit programma zijn er plannen ontwikkeld voor het opzetten van een 'shared service center' om te komen tot het stroomlijnen van back-office functies en het verlagen van kosten. Realisering van 'Operation Leading Edge' zal op termijn leiden tot verdere toename van het bedrijfsresultaat en de operationele marge.

In de regio Azië-Pacific is eveneens een sterke stijging van omzet en resultaat geboekt.

Begin juli 2002 verkocht Claritas Europe het 50% belang in Abacus Direct Europe, dat actief is op het gebied van database marketing, aan DoubleClick.

Voor de Marketing Information groep verwachten wij voor geheel 2002 een autonome omzetgroei in constante valuta van 5 tot 7%. Deze verwachting is conform eerder gedane uitspraken.

## Media Measurement & Information

De Media Measurement & Information groep behaalde in het eerste halfjaar 2002 24% van de totale concernomzet. De omzet van deze groep, waarvan Nielsen Media Research het belangrijkste onderdeel vormt, nam toe met 13% van EUR 469 miljoen tot EUR 529 miljoen. Tot VNU's activiteiten op dit gebied behoren het meten en analyseren van kijk- en luistercijfers, het analyseren van internetgebruik, het leveren van informatie over advertenties en

het aanbieden van andere mediainformatie en -oplossingen.

De merknaam *Nielsen* geldt over de hele wereld als de standaard voor de informatiediensten van deze groep, waarbij deze merknaam tevens is toegevoegd aan de Entertainment Information onderdelen.

Deze 'branding' strategie zien wij als een belangrijke stap om gegevens en informatie van de media- en entertainmentinformatie activiteiten te integreren en nieuwe informatiediensten te ontwikkelen. Als onderdeel van deze strategie hebben Nielsen Media Research in de Verenigde Staten en ACNielsen Media International, dat actief is in 40 landen, in de eerste helft van 2002 hun krachten gebundeld onder de gezamenlijke merknaam *Nielsen Media Research.*

Het totaal bedrijfsresultaat van de groep daalde met 2% van EUR 85 miljoen tot EUR 83 miljoen, vooral als gevolg van de resultaatdaling bij NetRatings waarin VNU voor 65% deelneemt. NetRatings meet het gebruik van internet. Het resultaat van NetRatings stond onder druk door eenmalige lasten wegens reorganisatiemaatregelen en een schikking over de inbreuk op octrooirechten met Jupiter Media Metrix, waarmee in totaal EUR 13 miljoen was gemoeid. Exclusief deze eenmalige lasten was er sprake van een stijging van het bedrijfsresultaat met 13%. Op pro forma basis (inclusief ACNielsen Media International vanaf 1 januari 2001), bedroeg de autonome netto-omzetgroei in constante valuta van Media Measurement & Information ruim 6%.

Nielsen Media Research in de Verenigde Staten behaalde een autonome omzetgroei van 9%, terwijl de omzet van SRDS en NetRatings daalde. De operationele marge van de groep kwam uit op 15,7%.

De onderdelen die zich bezighouden met het meten en analyseren van internetgebruik zijn in het eerste halfjaar samengevoegd. NetRatings, aanbieder van de wereldwijde standaard in het meten en analyseren van internetgebruik, nam ACNielsen eRatings over, dat buiten de Verenigde Staten de dienst *Nielsen//NetRatings* aanbiedt. VNU heeft na deze transactie een meerderheidsbelang van 65% in NetRatings.

NetRatings heeft voorts de contracten van Jupiter Media Metrix voor het meten van internetgebruik in Europa overgenomen.

Daarnaast nam NetRatings *AdRelevance* over, dat on line advertenties meet en @plan, dat gebruikersprofielen analyseert.

Voor geheel 2002 verwachten wij dat Nielsen Media Research in de Verenigde Staten en de Entertainment Information divisie een autonome omzetgroei in constante valuta van tenminste 8% zullen realiseren. Niettemin zal de omzetgroei van de gehele Media Measurement & Information groep naar verwachting in lijn zijn met de stijging in het eerste halfjaar 2002 als gevolg van een daling van de advertentieomzet bij SRDS en de omzetontwikkeling bij NetRatings.

## Business Information

Het resultaat van de Business Information groep daalde minder dan verwacht. De daling was het gevolg van een economische teruggang die een aanzienlijke terugval van het advertentievolume in met name de Europese vaktijdschriften veroorzaakte. Kostenbesparingen konden deze terugval maar gedeeltelijk opvangen. Daarentegen liet het resultaat van de vakbeurzen, die eveneens tot deze groep behoren, een lichte stijging zien.

De groep vertegenwoordigde in het eerste halfjaar 2002 20% van de totale concernomzet. Minder dan de helft hiervan heeft betrekking op advertentieomzet.

VNU behoort tot de grootste aanbieders van geïntegreerde business-to-business informatie in de Verenigde Staten en Europa en biedt haar klanten diensten aan via drie kanalen: gedrukte vaktijdschriften en jaarboeken, on line businessinformatie en informatie via direct persoonlijk contact op vakbeurzen, tentoonstellingen en conferenties.

De omzet van Business Information daalde met 16% van EUR 523 miljoen tot EUR 441 miljoen. Het effect van de in het eerste halfjaar van 2001 begonnen snelle achteruitgang van de economische situatie, die in de Verenigde Staten eerder intrad dan in Europa, was in het afgelopen halfjaar in zijn volle omvang zichtbaar. Dit had een forse vermindering van de advertentieomzet tot gevolg, die daalde met 26% van EUR 279 miljoen tot EUR 207 miljoen. In Europa bedroeg deze teruggang 36% en in de Verenigde Staten 19%.

Het totaal bedrijfsresultaat verminderde met 19% van EUR 96 miljoen tot EUR 78 miljoen. Het bedrijfsresultaat is evenwel eenmalig positief beïnvloed door de verkoop van verschillende vaktijdschriften en door een verzekeringsuitkering uit hoofde van het vervallen van enkele evenementen. Deze eenmalige baten bedroegen in totaal EUR 6 miljoen. Het resultaat van de vakbeurzen steeg licht ten opzichte van het eerste halfjaar 2001. Daarmee droegen vakbeurzen voor ongeveer 60% bij aan het resultaat van

de groep. De overige 40% van het resultaat werd behaald door de Amerikaanse vaktijdschriften. De operationele marge van de groep kwam uit op 17,6%.

### Directories

De omzet van de Directories groep kwam in het eerste halfjaar van 2002 overeen met ongeveer 10% van de totale concernomzet. VNU World Directories is een internationale uitgeverij van telefoongidsen, beroeps- en bedrijfsgidsen en aanbieder van informatiediensten via internet, (mobiele) telefoon en cd-rom. De omzet van de groep kwam met EUR 205 miljoen 3% hoger uit dan de EUR 199 miljoen omzet in het eerste halfjaar 2001.
Dit is het gevolg van de consolidatie van Golden Pages in Ierland met ingang van 22 mei 2002, die voortvloeide uit de acquisitie van de resterende 63% in deze onderneming. De omzet is negatief beïnvloed door een staking in België, die onder meer heeft geleid tot uitstel van de verspreiding van enkele gidsen. De minder goede economische situatie had een lichte invloed op omzet en resultaat van de groep. Het totaal bedrijfsresultaat daalde met 2% van EUR 100 miljoen tot EUR 98 miljoen vooral als gevolg van uitstel van de verspreiding van enkele Belgische gidsen. De daling is gedeeltelijk gecompenseerd door het extra resultaat van Golden Pages. Met name tengevolge van de staking in België daalde de pro forma autonome netto-omzet (inclusief Golden Pages vanaf 1 januari 2001) in constante valuta van de Directories groep met 11%. De operationele marge bedroeg 44,6% in het eerste halfjaar van 2002.
Naast de acquisitie van het resterende belang in Golden Pages, heeft VNU een belang verworven van 28% in Pagini Aurii, uitgever van telefoongidsen in Roemenië.

### Acquisities

In de eerste helft van 2002 heeft VNU EUR 291 miljoen aan acquisities besteed. De belangrijkste was de overname van het resterende belang van 63% in Golden Pages. Met de vergroting van dit belang was een bedrag gemoeid van EUR 185 miljoen. In deze transactie was ook de 100% uitkoop van een jaarlijks te betalen managementfee aan Eircom begrepen.
VNU World Directories maakte verder haar entree in Roemenië met het verwerven van een 28% belang in Pagini Aurii voor USD 6 miljoen. Pagini Aurii geeft 41 telefoon- en bedrijfsgidsen uit in een jaarlijkse oplage van ruim twee miljoen exemplaren en biedt deze informatie ook aan via internet en cd-rom.
NetRatings nam het resterende belang in ACNielsen eRatings over, dat voor 80% eigendom was van ACNielsen. Het belang van VNU in NetRatings is na deze transactie 65%. Bovendien heeft NetRatings contracten voor het meten van internetgebruik in Europa van Jupiter Media Metrix overgenomen. Verder heeft NetRatings de diensten *AdRelevance* en *@plan* overgenomen.
De Business Information groep tenslotte nam de Spaanse uitgeverij Publicaciones Profesionales over. Dit bedrijf geeft vakbladen uit en organiseert evenementen voor de marketing- en reclamebranche.

### Immateriële vaste activa

De cijfers over het eerste halfjaar 2002 zijn opgesteld overeenkomstig de grondslagen voor de waardering van de immateriële vaste activa en van de bepaling van de amortisatie- en impairment lasten zoals toegepast in de jaarrekeningen 2000 en 2001. Met ingang van 2001 dient conform de Nederlandse richtlijnen op alle immateriële vaste activa te worden afgeschreven. In de Verenigde Staten is een richtlijn uitgebracht, die met ingang van 2002 goodwill amortisatie niet langer toestaat, tenzij dit verband houdt met de jaarlijkse impairment testen.
In 2001 is de 'International Accounting Standards Board' (IASB) gestart met het project 'Business Combinations'. Dit project zal naar verwachting leiden tot het in overeenstemming brengen van de 'International Accounting Standards' met de standaarden in de Verenigde Staten. Naar verwachting zal de IASB binnenkort een concept standaard publiceren, waarna waarschijnlijk in 2003 een definitieve standaard zal worden uitgebracht. Gelet op bovengenoemde ontwikkelingen hebben wij besloten ook in 2002 ons verslaggevingsstelsel te handhaven, omdat meerdere opeenvolgende stelselwijzigingen het inzicht niet ten goede komen.
Het volgen van de Nederlandse richtlijnen zou in het eerste halfjaar 2002 hebben geleid tot EUR 56 miljoen aan additionele amortisatie op uitgavenrechten, waarbij overigens conform de afschrijving op goodwill ook langere amortisatietermijnen dan 20 jaar zijn toegepast. Op de door VNU als belangrijkste kengetal gehanteerde cash earnings per share heeft dit onderwerp geen invloed. In het eerste halfjaar van 2002 voerde VNU impairment testen uit op uitgavenrechten en goodwill.
Dit veroorzaakte geen impairment last.

## Financiering

VNU plaatste in mei 2002 ondershands 7,85 miljoen gewone aandelen tegen een koers van EUR 33,75 per aandeel. De EUR 265 miljoen opbrengst van deze emissie was bestemd voor de financiering van de uitbreiding van het belang in Golden Pages, voor aflossing van bestaande schulden en algemene bedrijfsdoeleinden.
De totale netto schuld is gedaald van EUR 4,2 miljard ultimo 2001 tot EUR 3,9 miljard op 30 juni 2002.
De korte termijn schuld is ongeveer gehalveerd tot EUR 467 miljoen. Daarmee ligt deze schuld onder de niet gebruikte gecommitteerde 5-jarige stand-by krediet-faciliteit.
Wij verwachten voor geheel 2002, dat de rentedekkings-ratio – totaal bedrijfsresultaat voor goodwill amortisatie en impairment lasten plus rentebaten gedeeld door rente-lasten – zal verbeteren tot 4,1 – 4,4 vergeleken met 3,1 in 2001. Daarmee zal deze ratio voldoen aan het door VNU als wenselijk aangegeven minimum van 4,0.
De specifieke rentedekkingsratio, waarvan de definitie verschilt van bovengenoemde rentedekkingsratio en die is opgenomen in de leningdocumentatie van langlopende niet openbare leningen, zal naar verwachting in 2002 uitkomen op 5,6 – 5,9. Deze ratio bedroeg in 2001 4,1.
Met financiers is een minimum rentedekkingsratio afgesproken van 3,0.
De investeringen kwamen in het eerste halfjaar 2002 uit op EUR 84 miljoen. Voor geheel 2002 verwachten wij dat de investeringen EUR 200 miljoen tot EUR 210 miljoen zullen bedragen.

## Interim-dividend

VNU keert over het boekjaar 2002 een interim-dividend uit van EUR 0,12 per gewoon aandeel. Dit is gelijk aan het interim-dividend over 2001. Het interim-dividend op de gewone aandelen kan desgewenst worden opgenomen in aandelen. Daartoe zal het aantal aandelen dat recht geeft op één nieuw gewoon aandeel worden vastgesteld op basis van het gemiddelde van de slotkoersen van de laatste drie dagen van de periode, waarin de keuze voor uitkering in contanten dan wel in aandelen kan worden bepaald. De waarde van het interim-dividend in aandelen zal zo dicht mogelijk liggen bij de waarde van het contante dividend. Op de 7% preferente aandelen wordt een interim-dividend uitgekeerd van EUR 0,64.
Het interim-dividend op de gewone aandelen, dat geen indicatie geeft van de hoogte van het te verwachten slotdividend, en het interim-dividend op de preferente aandelen worden met ingang van 28 augustus 2002 betaalbaar gesteld.

## Verwachtingen

Voor geheel 2002 wordt verwacht dat de cash earnings per share – nettowinst per aandeel voor goodwill amortisatie, impairment lasten en buitengewoon resultaat – in dezelfde orde van grootte zal stijgen als in het eerste halfjaar. Deze verwachting is gebaseerd op de veronder-stelling van een US dollar / euro pariteit in de tweede helft van 2002.

Raad van Bestuur
Haarlem, 14 augustus 2002

## Forward looking statements

Dit document bevat vooruitzichten (forward looking statements).
Deze vooruitzichten worden uitgedrukt met woorden als 'verwachten', 'zou', 'zou kunnen', 'zullen' en vergelijkbare woorden. Deze vooruitzichten zijn onderhevig aan risico's en onzekerheden, en feitelijke resultaten en gebeurtenissen kunnen aanzienlijk afwijken van hetgeen thans verwacht wordt. Factoren die daartoe aanleiding kunnen geven zijn onder meer de algemene economische situatie, omstandigheden in de markten waarop VNU actief is, de houding van klanten, leveranciers en concurrenten, technologische ontwikkelingen alsmede wet en regelgeving die VNU's business raken.

VNU zal op 17 december 2002 in een 'trading update' voorlopige mededelingen doen over de gang van zaken in het tweede halfjaar 2002. De jaarcijfers 2002 worden op 12 maart 2003 gepubliceerd.

# Groepsbalans

| | 30 juni 2002 | 31 december 2001 | 30 juni 2001 |
|---|---|---|---|
| BEDRAGEN X EUR 1.000 | | | |
| **Vaste activa** | | | |
| Immateriële vaste activa | **8.757.068** | 9.149.494 | 9.898.726 |
| Materiële vaste activa | **496.403** | 537.515 | 479.027 |
| Financiële vaste activa | **156.476** | 171.769 | 221.260 |
| | **9.409.947** | 9.858.778 | 10.599.013 |
| **Vlottende activa** | | | |
| Voorraden | **74.606** | 56.602 | 111.524 |
| Vorderingen | **1.411.459** | 1.509.616 | 1.669.329 |
| Liquide middelen | **513.412** | 623.639 | 729.607 |
| | **1.999.477** | 2.189.857 | 2.510.460 |
| Kortlopende schulden | **1.980.342** | 2.683.699 | 4.846.231 |
| Werkkapitaal | **19.135** | (493.842) | (2.335.771) |
| Te financieren kapitaal | **9.429.082** | 9.364.936 | 8.263.242 |
| **Langlopende schulden** | | | |
| Obligatieleningen en onderhandse leningen | **3.499.093** | 3.355.052 | 2.938.941 |
| Overige langlopende verplichtingen | **179.392** | 196.629 | 242.019 |
| | **3.678.485** | 3.551.681 | 3.180.960 |
| Voorzieningen | **268.368** | 279.101 | 301.672 |
| Achtergesteld vreemd vermogen | **491.882** | 491.882 | 491.882 |
| Minderheidsbelang derden | **91.070** | 142.142 | 158.448 |
| **Eigen vermogen** | | | |
| Aandelenkapitaal | **52.085** | 50.262 | 50.168 |
| Agio | **2.335.849** | 2.067.434 | 2.066.513 |
| Overige reserves | **2.511.343** | 2.782.434 | 2.013.599 |
| | **4.899.277** | 4.900.130 | 4.130.280 |
| Financierend vermogen | **9.429.082** | 9.364.936 | 8.263.242 |

Op de in dit bericht vermelde tussentijdse cijfers
is geen accountantscontrole toegepast.

# Groepswinst- en -verliesrekening

| | eerste half-jaar 2002 | eerste half-jaar 2001 | 2001 |
|---|---|---|---|
| BEDRAGEN X EUR 1.000 | | | |
| Netto-omzet | **2.163.828** | 2.392.198 | 4.825.093 |
| Kosten van grond- en hulpstoffen | **235.088** | 311.911 | 531.483 |
| Kosten uitbesteed werk en andere externe kosten | **84.940** | 175.823 | 306.903 |
| Personeelskosten | **970.243** | 922.767 | 1.917.675 |
| Afschrijvingen materiële vaste activa | **81.997** | 74.399 | 148.822 |
| Overige bedrijfskosten | **453.309** | 522.164 | 1.114.196 |
| Som van de bedrijfslasten | **1.825.577** | 2.007.064 | 4.019.079 |
| Bedrijfsresultaat | **338.251** | 385.134 | 806.014 |
| Aandeel in bedrijfsresultaat niet-geconsolideerde deelnemingen | **9.341** | 13.129 | 29.187 |
| Totaal bedrijfsresultaat voor goodwill amortisatie en impairment lasten | **347.592** | 398.263 | 835.201 |
| Goodwill amortisatie | **(107.695)** | (115.954) | (260.885) |
| Goodwill impairment lasten | **—** | — | (140.000) |
| Bedrijfsresultaat na goodwill amortisatie en impairment lasten | **239.897** | 282.309 | 434.316 |
| Rentebaten | **14.641** | 24.760 | 41.669 |
| Rentelasten | **(98.357)** | (157.543) | (279.592) |
| Uitkomst van financiële baten en lasten | **(83.716)** | (132.783) | (237.923) |
| Resultaat uit gewone bedrijfsuitoefening voor belastingen | **156.181** | 149.526 | 196.393 |
| Belastingen | **(65.799)** | (69.650) | (172.058) |
| Resultaat uit gewone bedrijfsuitoefening na belastingen | **90.382** | 79.876 | 24.335 |
| Minderheidsbelang derden | **2.442** | (4.387) | (9.638) |
| Resultaat uit gewone bedrijfsuitoefening na belastingen en na minderheidsbelang derden | **92.824** | 75.489 | 14.697 |
| Buitengewoon resultaat voor belastingen | **—** | — | 989.399 |
| Belastingen over buitengewoon resultaat | **—** | — | — |
| Buitengewoon resultaat na belastingen | **—** | — | 989.399 |
| Nettowinst | **92.824** | 75.489 | 1.004.096 |

| Per gewoon aandeel | eerste half-jaar 2002 | eerste half-jaar 2001 | 2001 |
|---|---|---|---|
| BEDRAGEN X EUR 1 | | | |
| Nettowinst voor goodwill amortisatie, impairment lasten en buitengewoon resultaat (cash earnings) | **0,82** | 0,80 | 1,73 |
| Nettowinst voor buitengewoon resultaat | **0,37** | 0,31 | 0,04 |
| Nettowinst voor buitengewoon resultaat met inachtneming van het mogelijke verwateringseffect | **0,37** | 0,31 | 0,04 |

# Eigen vermogen

**De mutaties in het eigen vermogen kunnen als volgt worden weergegeven:**

| BEDRAGEN X EUR 1 MILJOEN | eerste half-jaar 2002 | eerste half-jaar 2001 |
|---|---|---|
| Saldo per 1 januari | **4.900** | 3.747 |
| Uitgifte nieuwe aandelen | **260** | 43 |
| Koersverschillen | **(392)** | 251 |
| Mutatie uit hoofde van stockdividend | **44** | 41 |
| Resultaat lopend boekjaar | **93** | 75 |
| Overige mutaties | **(6)** | (27) |
| Saldo per 30 juni | **4.899** | 4.130 |

# Geconsolideerd kasstroomoverzicht

| BEDRAGEN X EUR 1.000 | eerste halfjaar 2002 | | eerste halfjaar 2001 | | 2001 | |
|---|---|---|---|---|---|---|
| Bedrijfsresultaat geconsolideerde deelnemingen na goodwill amortisatie en impairment lasten | | **230.557** | | 269.387 | | 405.549 |
| Aanpassingen voor: | | | | | | |
| Afschrijvingen materiële vaste activa | | **81.997** | | 74.399 | | 148.822 |
| Goodwill amortisatie en impairment lasten van geconsolideerde deelnemingen | | **107.695** | | 115.747 | | 400.465 |
| Mutatie voorzieningen en overige langlopende verplichtingen | | **(5.083)** | | (16.243) | | (23.647) |
| Mutatie vorderingen | **19.351** | | (31.194) | | (18.670) | |
| Mutatie voorraden | **(9.886)** | | (15.549) | | 8.683 | |
| Mutatie kortlopende schulden | **(100.059)** | | (25.088) | | (41.115) | |
| Mutatie in werkkapitaalcomponenten | | **(90.594)** | | (71.831) | | (51.102) |
| Kasstroom uit bedrijfsoperaties van geconsolideerde deelnemingen | | **324.572** | | 371.459 | | 880.087 |
| Ontvangen rente | **10.023** | | 38.200 | | 43.067 | |
| Ontvangen dividend van niet-geconsolideerde deelnemingen | **567** | | 3.333 | | 11.455 | |
| Betaalde rente | **(77.129)** | | (154.787) | | (262.352) | |
| Betaalde belasting naar de winst | **(30.225)** | | (60.024) | | (142.189) | |
| | | **(96.764)** | | (173.278) | | (350.019) |
| Kasstroom uit operationele activiteiten | | **227.808** | | 198.181 | | 530.068 |
| Verwerving groepsmaatschappijen en niet-geconsolideerde deelnemingen | **(291.014)** | | (2.720.435) | | (2.782.593) | |
| Desinvestering groepsmaatschappijen en niet-geconsolideerde deelnemingen | **19** | | 1.627 | | 1.276.487 | |
| Netto-investeringen in materiële vaste activa | **(84.378)** | | (112.797) | | (238.617) | |
| Netto-investeringen in financiële vaste activa | **(6.078)** | | (3.020) | | 10.429 | |
| Kasstroom uit investeringsactiviteiten | | **(381.451)** | | (2.834.625) | | (1.734.294) |
| Opgenomen vreemd vermogen | **414.371** | | 4.627.116 | | 5.739.897 | |
| Aflossingen vreemd vermogen | **(528.058)** | | (1.749.934) | | (4.268.047) | |
| Emissie-opbrengsten | **259.992** | | 6.891 | | 9.175 | |
| Betaald dividend | **(51.424)** | | (52.841) | | (69.659) | |
| Kasstroom uit financieringsactiviteiten | | **94.881** | | 2.831.232 | | 1.411.366 |
| Netto kasstroom | | **(58.762)** | | 194.788 | | 207.140 |
| Overige mutaties (onder andere koers- en omrekenverschillen) | | **(51.465)** | | (67.603) | | (185.923) |
| Mutatie geldmiddelen | | **(110.227)** | | 127.185 | | 21.217 |
| Vrije kasstroom | | **92.006** | | 32.543 | | 221.792 |

VNU nv
Ceylonpoort 5-25
2037 AA Haarlem

telefoon 023 546 34 63
fax 023 546 39 38
corporate website www.vnu.nl